As filed with the Securities and Exchange Commission on November 9, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAETEC HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	4813	20-5339741
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arunas A. Chesonis

Chairman, President and Chief Executive Officer

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard J. Parrino, Esq. Charles E. Sieving, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive McLean, Virginia 22102 (703) 610-6100	Nancy A. Lieberman, Esq. Randall H. Doud, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value 0.01 per share	120,184,500(1)	$(2)	$317,476,500(3)	$33,970(4)

(1)	The number of shares of common stock, par value $0.01 per share, of the registrant (“PAETEC Holding common stock”) being registered is based upon the sum of (i) the product obtained by multiplying (x) 51,500,000 shares of common stock, par value $0.01 per share, of PAETEC Corp. (“PAETEC common stock”), which is the maximum number of shares of PAETEC common stock estimated to be outstanding immediately prior to the PAETEC merger described in this registration statement, by (y) the exchange ratio of 1.623, plus (ii) 36,600,000 shares of common stock, par value $0.01 per share, of US LEC Corp. (“US LEC common stock”), which is the maximum number of shares of US LEC common stock estimated to be outstanding immediately prior to the US LEC merger described in this registration statement.
(2)	Not included pursuant to Rule 457(o) under the Securities Act.
(3)	Pursuant to Rules 457(c) and 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the sum of (i) the product obtained by multiplying (x) $0.003, which is one-third of the par value of one share of PAETEC common stock, by (y) 51,500,000 shares of PAETEC common stock, which is the estimated maximum number of shares of PAETEC common stock to be canceled in the PAETEC merger, plus (ii) the product obtained by multiplying (a) $8.67 (the average of the high and low prices of US LEC common stock as reported on the NASDAQ Global Market on November 8, 2006), by (b) 36,600,000 shares of US LEC common stock, which is the estimated maximum number of shares of US LEC common stock to be canceled in the US LEC merger.
(4)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by .000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2006

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

The boards of directors of PAETEC Corp. and US LEC Corp. have approved the combination of PAETEC and US LEC. The combination would be implemented through mergers in which PAETEC and US LEC would become wholly-owned subsidiaries of a new company incorporated in Delaware and named PAETEC Holding Corp.

If the mergers are completed, PAETEC stockholders are currently expected to receive 1.623 shares of the new company’s common stock for each share of PAETEC common stock held and US LEC stockholders are currently expected to receive 1.000 share of the new company’s common stock for each share of US LEC common stock held. As described in this joint proxy statement/prospectus, PAETEC and US LEC may agree to adjust these exchange ratios on a proportionate basis to facilitate the listing of the new company’s common stock on the NASDAQ Global Market. In addition, if the mergers are completed, US LEC will repurchase its existing shares of convertible preferred stock, including accrued and unpaid dividends on these shares, for cash at a price that will reflect a $30 million discount from its “liquidation value” at the effective time of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price would be approximately $[266] million.

Assuming that the numbers of shares of PAETEC common stock and US LEC common stock outstanding immediately before the mergers are the same as the numbers of shares outstanding on September 30, 2006, we expect that approximately 80.9 million shares of the new company’s common stock will be issued in connection with the mergers, of which former PAETEC common stockholders will own approximately 61% and former US LEC common stockholders will own approximately 39%. In addition, options, restricted stock units, warrants and other PAETEC and US LEC rights may result in the issuance of additional shares of the new company’s common stock. As of September 30, 2006, 34.8 million of these additional shares would be issuable to former PAETEC securityholders and 8.2 million of these additional shares would be issuable to former US LEC securityholders, assuming satisfaction as of that date of the applicable vesting, exercise price payment and other conditions to which many of these issuances are subject. If all of these additional shares are issued, former PAETEC securityholders would own approximately 67.6% and former US LEC securityholders would own approximately 32.4% of the new company’s common stock.

PAETEC and US LEC will each hold a special meeting of its stockholders to consider and vote on the mergers and, in the case of US LEC, two other matters related to the mergers. Every vote is important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by following the instructions on your proxy card.

The places, dates and times of the special meetings are as follows:

For PAETEC stockholders:	For US LEC stockholders:
, , 200	, , 200

We enthusiastically support this combination of our companies and join with our boards in recommending that you vote FOR the adoption of the agreement and plan of merger and approval of the mergers and, in the case of US LEC stockholders, approval of the two related matters described in this joint proxy statement/prospectus.

Sincerely,	Sincerely,

Arunas A. Chesonis	Richard T. Aab
Chief Executive Officer, Chairman and President	Chairman of the Board
PAETEC Corp.	US LEC Corp.

For a discussion of risk factors which you should consider in evaluating the mergers, see “ RISK FACTORS” beginning on page 25.

Application has been made to list the new company’s common stock on the NASDAQ Global Market under the symbol “CLEC.”

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the mergers, the issuance of the new company’s common stock to be issued in connection with the mergers or the other transactions described in this joint proxy statement/prospectus, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2006, and is first being mailed to stockholders on or about                     , 2006.

PAETEC CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 200

To the Stockholders of PAETEC Corp.:

We will hold a special meeting of the stockholders of PAETEC Corp., on             , 200     at             , Eastern Standard Time, in the              located at             , to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., PAETEC Holding Corp., WC Acquisition Sub P Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into PAETEC, and WC Acquisition Sub U Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into US LEC, and thereby to approve the PAETEC merger.

We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournments or postponements of it by the PAETEC board of directors.

Only holders of record of shares of PAETEC common stock at the close of business on             , 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

We cannot complete the mergers described above unless holders of a majority of all shares of PAETEC common stock outstanding that are entitled to vote at the PAETEC special meeting vote to adopt the merger agreement and thereby to approve the PAETEC merger. Under two voting agreements, the holders of approximately 19.5% of the shares of PAETEC common stock entitled to vote at the PAETEC special meeting have agreed to vote their shares in favor of the merger proposal.

For more information about the merger proposal described above and the other transactions contemplated by the agreement and plan of merger, please review the accompanying joint proxy statement/prospectus and the merger agreement attached to it as Annex A.

The board of directors of PAETEC unanimously recommends that you vote FOR approval of the merger proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. You may also cast your vote by telephone or electronically by following the instructions on your proxy card.

Please do not send any share certificates at this time. If the mergers are completed, we will notify you of the procedures for exchanging PAETEC share certificates for certificates for the shares of PAETEC Holding Corp.

Under Delaware law, holders of the PAETEC common stock who submit a written demand for appraisal of their shares and who comply with the applicable statutory procedures under Delaware law, including not voting in favor of adoption of the merger agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in the accompanying joint proxy statement/prospectus under “The Mergers-Dissenters’ or Appraisal Rights” and the text of the applicable provisions of Delaware law is attached as Annex F to this joint proxy statement/prospectus.

By Order of the Board of Directors,

Name: Daniel J. Venuti, Esq.

Title: Executive Vice President, Secretary and General Counsel

Fairport, New York

            , 2006

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER PROPOSAL OR ABOUT VOTING YOUR SHARES, PLEASE CALL              AT                 .

US LEC CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 200

To the Stockholders of US LEC Corp.:

We will hold a special meeting of the stockholders of US LEC Corp., on             , 200     at             , Eastern Standard Time, in the              located at                     , to consider and vote upon the following;

1. A proposal to adopt the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., PAETEC Holding Corp., WC Acquisition Sub P Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into PAETEC, and WC Acquisition Sub U Corp., a wholly-owned subsidiary of PAETEC Holding Corp. that will merge into US LEC, and thereby to approve the US LEC merger.

2. A related proposal to approve the restated certificate of incorporation of PAETEC Holding Corp. that will be in effect if the mergers are completed, including six sub-proposals to

•	increase the authorized capital stock;

•	remove certain class or series vote requirements;

•	require a supermajority vote of stockholders to amend specified bylaws;

•	classify the board;

•	restrict the ability of stockholders to act by written consent; and

•	restrict the voting rights of common stock regarding the terms of outstanding preferred stock.

3. A related proposal to approve the PAETEC Holding Corp. 2006 Omnibus Incentive Plan that will be in effect if the mergers are completed.

We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of it by the US LEC board of directors.

Only holders of record of shares of US LEC common stock and preferred stock at the close of business on             , 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

We cannot complete the mergers described above unless the holders of a majority of the voting power represented by the shares of US LEC common stock and preferred stock outstanding and entitled to vote at the US LEC special meeting, voting together as a single class, vote to adopt the agreement and plan of merger and thereby to approve the US LEC merger and also vote to approve the restated certificate of incorporation of PAETEC Holding Corp. Pursuant to a preferred stock repurchase agreement under which the US LEC preferred stock will be repurchased for cash if the mergers are completed, the holders of the US LEC preferred stock, who hold shares representing approximately [24.7]% of the voting power entitled to vote at the US LEC special meeting, have agreed to vote their shares in favor of the merger proposal and the two related proposals noted above.

For more information about the merger proposal and the two related proposals described above and the other transactions contemplated by the agreement and plan of merger, please review the accompanying joint proxy statement/prospectus and the agreement and plan of merger attached to it as Annex A.

The board of directors of US LEC unanimously recommends that you vote FOR approval of the merger proposal and FOR approval of the two related proposals noted above.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. You may also cast your vote by telephone or electronically by following the instructions on your proxy card.

Please do not send any share certificates at this time. If the mergers are completed, we will notify you of the procedures for exchanging US LEC share certificates for certificates for the shares of PAETEC Holding Corp.

By Order of the Board of Directors,

Name: Shane Turley

Title: Corporate Secretary

Charlotte, North Carolina

            , 2006

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER AND OTHER PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL              AT                 .

VOTING BY INTERNET, TELEPHONE OR MAIL

PAETEC stockholders of record may submit their proxies by:

Internet. You may vote over the Internet by accessing the website at                      and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s) or voting instruction card(s).

Telephone. You may vote by telephone by calling the toll-free number                      in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s) or voting instruction card(s).

Mail. You may vote by mail by completing, signing, dating and mailing your proxy card(s) or voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

US LEC stockholders of record may submit their proxies by:

Internet. You may vote over the Internet by accessing the website at www.proxyvote.com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s) or voting instruction card(s).

Telephone. You may vote by telephone by calling the toll-free number 1-800-454-8683 in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s) or voting instruction card(s).

Mail. You may vote by mail by completing, signing, dating and mailing your proxy card(s) or voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you hold your US LEC shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

i

Page
Notice of Stockholder Actions	242
Stockholder Action by Written Consent	245
Indemnification of Directors and Officers	245
Limitation on Personal Liability of Directors	246
MANAGEMENT OF PAETEC HOLDING AFTER THE MERGERS	247
Directors	247
Executive Officers Who Are Not Directors	251
Executive Compensation	252
Employment Agreements	253
Certain Relationships and Related Transactions	254
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	258
Security Ownership of Certain Beneficial Owners and Management of PAETEC	258
Security Ownership of Certain Beneficial Owners and Management of US LEC	260
Security Ownership of Certain Beneficial Owners and Management of PAETEC Holding	263
BUSINESS RELATIONSHIPS BETWEEN PAETEC AND US LEC	266
US LEC SPECIAL MEETING CHARTER AMENDMENT PROPOSAL	266
Proposal 2A: Approval of an increase in the authorized capital stock of PAETEC Holding to 320,000,000 shares, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock.	267
Proposal 2B: Approval of the divestiture of the requirement of any class or series vote to change the number of authorized shares of any class or series of PAETEC Holding capital stock.	268
Proposal 2C: Approval of supermajority vote requirement to amend provisions of the PAETEC Holding bylaws that fix the size and composition of the board until the third anniversary of the effective time.	269
Proposal 2D: Approval of a classified board consisting of three classes of directors, with each class coming up for election every three years.	270
Proposal 2E: Approval of restrictions on the ability of stockholders to act by written consent in lieu of a meeting of stockholders.	270
Proposal 2F: Approval of the divestiture of the right of PAETEC Holding stockholders to approve amendments to the restated certificate of incorporation that relate solely to terms of preferred stock that may be issued in the future.	270
Approval of PAETEC Holding Restated Certificate of Incorporation	271
US LEC SPECIAL MEETING NEW EQUITY PLAN PROPOSAL	271
Purpose and Eligibility	272
Effective Date and Term	272
Administration, Amendment and Termination	272
Awards	273
Shares Subject to New Equity Plan	273
Terms and Conditions of Awards	274
Effect of Corporate Transactions	276
Corporate Performance Objectives	277
Resales of Shares by Participants	278
Federal Income Tax Consequences	279
Approval of New Equity Plan	281
LEGAL MATTERS	282
EXPERTS	282
FUTURE STOCKHOLDER PROPOSALS	282
PAETEC Holding	282
PAETEC	282
US LEC	283
OTHER MATTERS	283
WHERE YOU CAN FIND MORE INFORMATION	283

ANNEXES

v

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the agreement and plan of merger and the mergers fully and for a more complete description of the legal terms of the agreement and plan of merger and the mergers, you should carefully read this entire joint proxy statement/prospectus and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 283. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

References to “we” or “our” and other first person references and to “PAETEC Holding” in this joint proxy statement/prospectus refer to PAETEC Holding Corp. and are intended, unless the context indicates otherwise, to refer to PAETEC Holding Corp. and its consolidated subsidiaries following completion of the mergers. PAETEC Holding was incorporated under the name WC Acquisition Holdings Corp. and its name will be changed to PAETEC Holding Corp. prior to the completion of mergers.

Except where indicated otherwise, as used in this joint proxy statement/prospectus:

•	“PAETEC” refers to PAETEC Corp. and its consolidated subsidiaries;

•	“US LEC” refers to US LEC Corp. and its consolidated subsidiaries;

•	“Bain” refers to Bain Capital CLEC Investors, L.L.C.;

•	“THL” refers to Thomas H. Lee Equity Fund IV, L.P. and related entities and individuals;

•	“US LEC preferred stockholders” refers to Bain and THL;

•	“former US LEC class B stockholders” refers to Richard T. Aab, an entity affiliated with Mr. Aab, and Tansukh V. Ganatra;

•	“Blackstone” refers to Blackstone CCC Capital Partners L.P. and related entities; and

•	“Madison Dearborn” refers to Madison Dearborn Capital Partners III, LP and related entities.

US LEC has two classes of outstanding shares of capital stock, its Class A common stock, which we refer to as the “US LEC common stock,” and its Series A convertible preferred stock, which is convertible into the US LEC common stock and which we refer to as the “US LEC preferred stock.”

In this joint proxy statement/prospectus, we refer to:

•	the Agreement and Plan of Merger, dated as of August 11, 2006, including all exhibits and schedules, among PAETEC, US LEC, PAETEC Holding, WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. as the “merger agreement”;

•	the Preferred Stock Repurchase Agreement, dated as of August 11, 2006, among US LEC, PAETEC, Bain, THL and the former US LEC class B stockholders as the “US LEC preferred stock repurchase agreement”;

•	the two Voting Agreements, dated as of August 11, 2006, among PAETEC, US LEC and Madison Dearborn, for one Voting Agreement, and PAETEC, US LEC and Blackstone, for the other Voting Agreement, as the “PAETEC voting agreements”; and

•	the Registration Rights Agreement, to be entered into on the date of the effective time of the mergers, among PAETEC Holding and various parties who will be provided registration rights under that agreement as the “registration rights agreement.”

The effective time of the PAETEC merger and the effective time of the US LEC merger will occur simultaneously. We refer to the effective time of the two mergers as the “effective time of the mergers” or the “effective time.”

If the mergers are completed, PAETEC stockholders are currently expected to receive 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock held and US LEC stockholders are currently expected to receive 1.000 share of PAETEC Holding common stock for each share of US LEC common stock held. We have prepared on that basis the information contained in this joint proxy statement/prospectus concerning the number of shares of PAETEC Holding common stock expected to be issued in the mergers or issuable upon the exercise of options, warrants or other rights following the mergers. As described in this joint proxy statement/prospectus, however, PAETEC and US LEC may agree to adjust these exchange ratios on a proportionate basis to facilitate the listing of the PAETEC Holding common stock on the NASDAQ Global Market.

Questions and Answers About the Mergers

Q:	Why am I receiving this document?

A:    We are delivering this document to you because it is a joint proxy statement being used by both the PAETEC and US LEC boards of directors to solicit proxies of PAETEC and US LEC stockholders in connection with the merger agreement, the mergers and the related transactions. In addition, this document is a prospectus being delivered to PAETEC and US LEC stockholders because PAETEC Holding is offering shares of its common stock to be issued in exchange for shares of PAETEC common stock and US LEC common stock if the mergers are completed.

Q:	When and where are the meetings of the stockholders?

A:    The special meeting of PAETEC stockholders will take place at         , Eastern Standard Time, on                     , 200    , in the          located at                     .

The special meeting of US LEC stockholders will take place at         , Eastern Standard Time, on                     , 200    , in the         located at                     .

Additional information relating to the PAETEC and US LEC special meetings is located beginning on pages 131 and 135, respectively.

Q:	What will happen in the proposed transaction?

A:    Before entering into the merger agreement, PAETEC formed a new Delaware corporation, PAETEC Holding. PAETEC Holding, in turn, created two wholly-owned subsidiaries, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp. When the transaction is completed, PAETEC Holding’s newly-created wholly-owned subsidiary, WC Acquisition Sub P Corp., will merge with and into PAETEC and PAETEC Holding’s other newly-created wholly-owned subsidiary, WC Acquisition Sub U Corp., will merge with and into US LEC. As a result of these two mergers, PAETEC and US LEC will become wholly-owned subsidiaries of PAETEC Holding. We refer to the two mergers as the “mergers,” to the merger of WC Acquisition Sub P Corp. with and into PAETEC as the “PAETEC merger” and to the merger of WC Acquisition Sub U Corp. with and into US LEC as the “US LEC merger.” The following diagram shows our corporate structure following completion of the mergers.

Additional information on the mergers is located beginning on page 140.

Subject to US LEC obtaining the required stockholder vote and immediately before the effective time, a restated certificate of incorporation of PAETEC Holding will become effective. We refer to the proposal to the US LEC stockholders to approve the restated certificate of incorporation, including the six sub-proposals, as the “charter amendment proposal.” Approval of the charter amendment proposal is a condition to completion of the mergers.

Additional information on the charter amendment proposal is located beginning on page 266.

Before completion of the mergers, subject to US LEC obtaining the required stockholder vote, PAETEC Holding will adopt the PAETEC Holding Corp. 2006 Omnibus Incentive Plan that will be in effect if the mergers are completed. We refer to this incentive plan as the “new equity plan” and to the proposal to the US LEC stockholders to approve the new equity plan as the “new equity plan” proposal. Approval of the new equity plan is not a condition to completion of the mergers.

Additional information on the new equity plan proposal is located beginning on page 271.

Q:	What will I receive for my shares of common stock?

A:    As a result of the mergers, each PAETEC stockholder is currently expected to receive 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock held, which we refer to as the “PAETEC exchange ratio.” Each US LEC stockholder is currently expected to receive 1.000 share of PAETEC Holding common stock for each share of US LEC common stock held, which we refer to as the “US LEC exchange ratio.” As described in this joint proxy statement/prospectus, PAETEC and US LEC may agree to adjust these exchange ratios on a proportionate basis to facilitate the listing of the shares of PAETEC Holding common stock on the NASDAQ Global Market. Stockholders of PAETEC and US LEC will receive cash in lieu of fractional shares.

Additional information on the consideration to be received in the mergers is located beginning on page 205.

Q:	What will I receive for my shares of US LEC preferred stock?

A:    In connection with the mergers, US LEC has entered into the US LEC preferred stock repurchase agreement to repurchase its outstanding preferred stock, including accrued and unpaid dividends on these shares, for cash at a purchase price that will reflect a $30 million discount from the “liquidation value” of these shares at the effective time. The “liquidation value” will equal the sum of the stated value of these shares plus all accrued and unpaid dividends on these shares on the closing date of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price for these shares would be approximately $[266] million. We refer to the repurchase of the US LEC preferred stock as the “US LEC preferred stock repurchase.” Completion of the US LEC preferred stock repurchase and completion of the mergers are each conditioned on the other.

Additional information on the US LEC preferred stock repurchase is located beginning on page 222.

Q:	Why has US LEC decided to repurchase the outstanding US LEC preferred stock?

A:    The US LEC preferred stock repurchase will permit US LEC to obtain a $30 million discount to the liquidation value of the US LEC preferred stock and to eliminate significant governance rights of the preferred stockholders, including their right to two seats on the US LEC board of directors and their right to consent to strategic transactions, changes in the US LEC chief executive officer or chief financial officer, increases to the size of the US LEC board of directors and modifications to the US LEC certificate of incorporation or bylaws. It will also eliminate the need for US LEC to arrange financing for the redemption of the US LEC preferred stock at the then liquidation value if the US LEC preferred stock were to remain outstanding in April 2010 or at 101% of the then liquidation value in the event of a “change of control,” as defined in the US LEC certificate of incorporation.

Q:	Why have PAETEC and US LEC decided to merge?

A:    PAETEC and US LEC believe that the combination will provide substantial strategic and financial benefits to their stockholders, including:

•	strategic benefits arising from a greater geographic scope of operations, broader product offerings and enhanced customer service capabilities;

•	significant anticipated cost savings;

•	improved operational efficiencies and synergies; and

•	increased financial strength and flexibility.

Additional information on the reasons for the mergers is located beginning on page 146 for PAETEC and on page 167 for US LEC.

Q:	How much of PAETEC Holding will former PAETEC and US LEC securityholders own?

A:    Assuming that the numbers of shares of PAETEC common stock and US LEC common stock outstanding immediately before the mergers are the same as the numbers of shares outstanding on September 30, 2006, we expect that approximately 80.9 million shares of PAETEC Holding’s common stock will be issued in connection with the mergers, of which former PAETEC common stockholders will own approximately 61% and former US LEC common stockholders will own approximately 39%. The merger agreement provides that options, restricted stock units, warrants and other PAETEC and US LEC rights may result in the issuance of additional shares of the new company’s common stock. As of September 30, 2006, 34.8 million of these additional shares would be issuable to former PAETEC securityholders and 8.2 million of these additional shares would be issuable to former US LEC securityholders, assuming satisfaction as of that date of the applicable vesting, exercise price payment and other conditions to which many of these issuances are subject. If all of these additional shares are issued, former PAETEC securityholders would own approximately 67.6% and former US LEC securityholders would own approximately 32.4% of the new company’s common stock.

Q:	Are any stockholders already committed to vote in favor of the mergers, the charter amendment proposal or the new equity plan?

A:    Yes.

Under the PAETEC voting agreements, Madison Dearborn and Blackstone, which collectively own approximately 19.5% of the shares of PAETEC common stock entitled to vote at the PAETEC special meeting, have agreed to vote their shares in favor of adoption of the merger agreement and approval of the PAETEC merger. For a description of the PAETEC voting agreements, see “The PAETEC Voting Agreements” beginning on page 224. The PAETEC voting agreements are attached to this joint proxy statement/prospectus as Annexes C-1 and C-2.

Pursuant to the US LEC preferred stock repurchase agreement, Bain and THL, which at the record date for the US LEC special meeting collectively owned approximately         % of the voting power of the shares of US LEC common stock and preferred stock entitled to vote at the US LEC special meeting, have agreed to vote their shares in favor of adoption of the merger agreement and approval of the US LEC merger, as well as in favor of approval of the charter amendment proposal and the new equity plan. For a description of the US LEC preferred stock repurchase agreement, see “The US LEC Preferred Stock Repurchase Agreement” beginning on page 222. The US LEC preferred stock repurchase agreement is attached to this joint proxy statement/prospectus as Annex B.

Q:	What vote by PAETEC stockholders is required to approve the PAETEC merger?

A:    The affirmative vote of a majority of the shares of PAETEC common stock outstanding and entitled to vote as of the PAETEC record date is required to adopt the merger agreement and approve the PAETEC merger. If you abstain or fail to vote your shares in favor of adoption of the merger agreement and approval of the PAETEC merger, this will have the same effect as voting your shares against the merger proposal.

As noted above, under the PAETEC voting agreements, Madison Dearborn and Blackstone, which at the record date for the PAETEC special meeting collectively owned approximately 19.5% of the shares of PAETEC common stock entitled to vote at the PAETEC special meeting, have agreed to vote their shares in favor of adoption of the merger agreement and approval of the PAETEC merger. Also at the close of business on the record date for the PAETEC special meeting, directors and executive officers of PAETEC had the power to vote an additional approximately 14.7% of the then outstanding shares of PAETEC common stock and each has indicated his present intention to vote, or cause to be voted, the shares of PAETEC common stock over which he has voting power in favor of adoption of the merger agreement and approval of the PAETEC merger.

A:	What vote by US LEC stockholders is required to approve the US LEC merger?

A:    The affirmative vote of the holders of a majority of the voting power of the shares of US LEC common stock and US LEC preferred stock outstanding and entitled to vote as of the US LEC record date, voting together as a single class, is required to adopt the merger agreement and approve the US LEC merger. Each share of US LEC common stock has one vote and each share of US LEC preferred stock has approximately [36.1] votes, because the preferred stock entitles its holder to one vote per share of US LEC common stock into which the preferred stock may be converted as of the US LEC record date. If you abstain or fail to vote your shares in favor of adoption of the merger agreement and approval of the US LEC merger, this will have the same effect as voting your shares against the merger proposal.

As noted above, under the US LEC preferred stock repurchase agreement, Bain and THL, which at the record date for the US LEC special meeting collectively owned approximately         % of the voting power of the shares of US LEC common stock and preferred stock entitled to vote at the US LEC special meeting, have agreed to vote their shares in favor of adoption of the merger agreement and approval of the US LEC merger. Also at the record date for the US LEC special meeting, directors and executive officers of US LEC other than those affiliated with Bain and THL had the power to vote an additional approximately         % of the then outstanding voting power of the shares of US LEC common stock and US preferred stock and each has indicated his present intention to vote, or cause to be voted, the shares of US LEC common stock and US LEC preferred stock over which he has the power to vote in favor of adoption of the merger agreement and approval of the US LEC merger.

Q:	What votes are required to approve the charter amendment proposal?

A:    No vote is required by the PAETEC stockholders to approve the charter amendment proposal.

The affirmative vote of the holders of a majority of the voting power of the shares of US LEC common stock and US LEC preferred stock outstanding and entitled to vote as of the US LEC record date, voting together as a single class, is required to approve the charter amendment proposal, including each of the six sub-proposals of that proposal. Each share of US LEC common stock has one vote and each share of US LEC preferred stock has approximately [36.1] votes, because the preferred stock entitles its holder to one vote per share of US LEC common stock into which the preferred stock may be converted as of the US LEC record date. If you abstain or fail to vote your shares in favor of approval of the charter amendment proposal, including as to any of the six sub-proposals of the charter amendment proposal, this will have the same effect as voting your shares against approval of the charter amendment proposal. In addition, since completion of the mergers is conditioned upon approval of the charter amendment proposal, a failure to vote your shares in favor of the proposal will have the same effect as voting against approval of the US LEC merger.

As noted above, under the US LEC preferred stock repurchase agreement, Bain and THL, which at the record date for the US LEC special meeting collectively owned approximately [24.7]% of the voting power of the shares of US LEC common stock and preferred stock entitled to vote at the US LEC special meeting, have agreed to vote their shares in favor of approval of the charter amendment proposal. Also at the record date for the US LEC special meeting, directors and executive officers of US LEC other than those affiliated with Bain and THL had the power to vote an additional approximately [31.9]% of the then outstanding voting power of the shares of US LEC common stock and US LEC preferred stock and each has indicated his present intention to vote, or cause to be voted, the shares of US LEC common stock and US LEC preferred stock over which he has the power to vote in favor of approval of the charter amendment proposal.

Q:	What votes are required to approve the new equity plan?

A:    No vote is required by the PAETEC stockholders to approve the new equity plan.

Assuming a quorum is present at the US LEC special meeting, the affirmative vote of the holders of a majority of the voting power of the shares of US LEC common stock and US LEC preferred stock present in person or represented by proxy at the US LEC special meeting and entitled to vote on the new equity plan, voting together as a single class, is required to approve the new equity plan. Each share of US LEC common stock has one vote and each share of US LEC preferred stock has approximately [36.1] votes, because the preferred stock entitles its holder to one vote per share of US LEC common stock into which the preferred stock may be converted as of the US LEC record date. If you abstain or fail to vote your shares in favor of approval of the new equity plan, this will have the same effect as voting your shares against approval of this proposal. Since completion of the mergers is not conditioned upon approval of the new equity plan, a vote against approval of the new equity plan will not affect the obligation of PAETEC and US LEC to complete the mergers if the other closing conditions are satisfied.

As noted above, under the US LEC preferred stock repurchase agreement, Bain and THL, which at the record date for the US LEC special meeting collectively owned approximately [24.7]% of the voting power of the shares of US LEC common stock and preferred stock entitled to vote at the US LEC special meeting, have agreed to vote their shares in favor of approval of the new equity plan. Also at the record date for the US LEC special meeting, directors and executive officers of US LEC other than those affiliated with Bain and THL had the power to vote an additional approximately [31.9]% of the then outstanding voting power of the shares of US LEC common stock and US preferred stock and each has indicated his present intention to vote, or cause to be voted, the shares of US LEC common stock and US LEC preferred stock over which he has the power to vote in favor of approval of the new equity plan.

Q:	Will PAETEC Holding pay any dividends?

A:    Neither PAETEC nor US LEC has paid any cash dividends on its capital stock and PAETEC Holding does not anticipate paying any cash dividends on its common stock for the foreseeable future after completion of the mergers.

Q:	Will PAETEC Holding’s shares be traded on an exchange?

A:    It is a condition to the completion of the mergers that the common stock of PAETEC Holding, including the shares issuable pursuant to the mergers, be approved for listing on the NASDAQ Global Market or, if listing of the PAETEC Holding common stock on the NASDAQ Global Market is not reasonably practicable, on the NASDAQ Capital Market. We have applied to list the PAETEC Holding common stock on the NASDAQ Global Market under the trading symbol “CLEC.”

Q:	Who will be the directors of PAETEC Holding following the mergers?

A:    Upon completion of the mergers, Arunas A. Chesonis, who currently serves as PAETEC’s Chairman of the Board, President and Chief Executive Officer, will become Chairman of the Board and Chief Executive Officer of PAETEC Holding, and Richard T. Aab, who currently serves as US LEC’s Chairman of the Board, will become Vice Chairman of the Board of PAETEC Holding. PAETEC Holding’s board of directors will initially consist of nine members, six of whom have been or will be designated by PAETEC and will include all five existing PAETEC directors, and three of whom have been designated by US LEC from among the existing US LEC directors.

Additional information about the PAETEC Holding directors is located beginning on page 247.

Q:	What do I need to do now?

A:    After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete and sign your proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at your special meeting. To ensure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your special meeting in person. You may also cast your vote by telephone or Internet by following the instructions on your proxy card. Please do not send in your PAETEC or US LEC share certificates now. After the mergers are completed, you will receive instructions as to what to do with your share certificates.

Additional information on voting procedures is located beginning on page 132 for PAETEC and on page 137 for US LEC.

Q:	How will my proxy be voted?

A:    If you vote by telephone, by Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy and do not indicate how you want to vote, your shares will be voted FOR adoption of the merger agreement and approval of the mergers and, in the case of US LEC stockholders, FOR approval of the charter amendment proposal and the new equity plan.

Q:	May I vote in person?

A:    Yes. If you are a stockholder of record of PAETEC common stock at the close of business on                     , 2006 or of US LEC common stock or preferred stock at the close of business on                     , 2006, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by telephone, Internet or returning your signed proxy card.

Q:	What must I bring to attend my special meeting?

A:    Admittance to the special meetings is limited to stockholders of record of PAETEC or US LEC, as the case may be, or their authorized representatives. If you wish to attend your special meeting, bring your proxy or your voter information form. You must also bring photo identification.

Q:	What does it mean if I receive more than one set of materials?

A:    This means you own shares of both PAETEC and US LEC or you own shares of PAETEC or US LEC that are registered under different names. For example, if you are a US LEC stockholder, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	What do I do if I want to change my vote?

A:    Send a later-dated, signed proxy card before the date of your special meeting so that it is received before your special meeting or attend your company’s special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that is received before your special meeting to your company’s Corporate Secretary at the address under “Summary—The Companies” beginning on page 15. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

Additional information on changing your vote is located on page 133 for PAETEC and on page 138 for US LEC.

Q:	If my broker holds my US LEC shares in “street name,” will my broker vote my shares?

A:    If you do not provide your broker with instructions on how to vote your “street name” US LEC shares, your broker will not be permitted to vote them at the US LEC special meeting. You should therefore be sure to provide your broker with instructions on how to vote your shares. US LEC stockholders should check the voting form used by their brokers to see if their broker offers telephone or Internet voting.

If you do not give voting instructions to your broker, your US LEC shares will be counted towards a quorum at the US LEC special meeting, but effectively will be treated as voting against adoption of the merger agreement and approval of the US LEC merger and against approval of the charter amendment proposal, unless you appear and vote in person at your special meeting. Such a broker non-vote will not affect the vote by US LEC stockholders on approval of the new equity plan. If your broker holds your US LEC shares and you plan to attend and vote at the US LEC special meeting, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

Information on changing how to vote if your US LEC shares are held in street name is located on page 138.

Q:	Should I send in my share certificates now?

A:    No. If the mergers are completed, we will send former stockholders of both PAETEC and US LEC written instructions for exchanging their share certificates. PAETEC Holding shares will be in uncertificated book-entry form unless a physical certificate is requested by the holder.

Q:	When do you expect to complete the mergers?

A:    PAETEC, US LEC and PAETEC Holding are working to complete the mergers by [            ], although we cannot assure completion by any particular date.

Q:	Are PAETEC stockholders entitled to appraisal rights?

A:    Yes. Subject to compliance with requirements of Delaware law, a PAETEC stockholder may dissent from the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement and have the fair value of the stockholder’s shares of PAETEC common stock determined by a court. To exercise appraisal rights, a PAETEC stockholder must strictly comply with all of the applicable requirements of Delaware law summarized under “The Mergers—Dissenters’ or Appraisal Rights”. A copy of Section 262 of the General Corporation Law of the State of Delaware, which governs appraisal rights, is included as Annex H to this joint proxy statement/prospectus.

Q:	Are US LEC stockholders entitled to appraisal rights?

A:    No. Under Delaware law, US LEC stockholders will not have appraisal rights in connection with the issuance of PAETEC Holding common stock pursuant to the US LEC merger.

Q:	How important is my vote?

A:    Every vote is important. PAETEC and US LEC need your affirmative vote in favor of each of the proposals to be considered at the special meetings. If you abstain or fail to vote your PAETEC or US LEC shares in favor of adoption of the merger agreement and approval of the mergers or, in the case of US LEC stockholders, approval of the charter amendment proposal, this will have the same effect as voting your PAETEC or US LEC shares against these proposals.

Q:	Who can answer any questions I may have about the special meeting or the mergers?

A:    PAETEC stockholders may call                      toll-free at (    )                     with any questions they may have.

US LEC stockholders may call                      toll-free at (    )                      with any questions they may have. Banks and brokers may call collect at (212)                     .

Other Information Regarding the Mergers

The page numbers after the headings set forth below indicate the beginning page in this joint proxy statement/prospectus on which additional information concerning the item can be found.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers (page 146)

PAETEC’s board of directors believes that the PAETEC merger is fair to, and in the best interests of, PAETEC and PAETEC’s stockholders. Accordingly, PAETEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that PAETEC’s stockholders vote “FOR” adoption of the merger agreement and approval of the PAETEC merger. In making this recommendation, PAETEC’s board of directors considered the factors discussed under “The Mergers—Background of the Mergers” and “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers.”

Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers (page 167)

US LEC’s board of directors believes that the US LEC merger is fair to, and in the best interests of, US LEC and US LEC’s stockholders. Accordingly, US LEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that US LEC’s stockholders vote “FOR” adoption of the merger agreement and approval of the US LEC merger. The US LEC board of directors also unanimously recommends that US LEC stockholders vote “FOR” approval of the charter amendment proposal, including each of its sub-proposals, and the new equity plan. In making these recommendations, US LEC’s board of directors considered the factors discussed under “The Mergers—Background of the Mergers” and “—Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers.”

Fairness Opinions Presented to the Board of Directors of PAETEC (page 149)

In connection with the mergers, the PAETEC board of directors received opinions from each of Merrill Lynch & Co., which we refer to as “Merrill Lynch,” and of Capitalink, L.C., which we refer to as “Capitalink,” that, as of the date of the opinions, the PAETEC exchange ratio is fair, from a financial point of view, to the holders of PAETEC common stock. The opinions of Merrill Lynch and Capitalink were provided to the PAETEC board of directors in connection with its evaluation of the PAETEC exchange ratio and do not address any other aspect of the merger agreement or the mergers and do not constitute a recommendation to any stockholder as to how to vote or act with respect to any matter relating to the merger agreement or the PAETEC merger. Each holder of PAETEC common stock should read the complete opinions of Merrill Lynch and Capitalink carefully and in their entirety to understand the assumptions made, procedures followed, matters considered and limitations on the review undertaken with regard to each of the opinions. Copies of the written Merrill Lynch and Capitalink opinions are attached to this joint proxy statement/prospectus as Annexes D-1 and D-2, respectively.

Fairness and Other Opinions Presented to the Board of Directors of US LEC (page 170)

The US LEC board of directors received the opinion of Deutsche Bank Securities Inc., which we refer to as “Deutsche Bank,” that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth in the written opinion of Deutsche Bank, the consideration with respect to the US LEC merger and the US LEC preferred stock repurchase is fair, from a financial point of view, to US LEC and the holders of US LEC common stock. The US LEC board of directors also received the opinion, which we refer to as the “Houlihan Lokey fairness opinion,” of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which we refer to as “Houlihan Lokey,” that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth in the written opinion of Houlihan Lokey, (1) assuming the completion of the mergers, the consideration to be paid by US LEC in connection with the US LEC preferred stock repurchase is fair to US LEC from a financial point of view and (2) the US LEC exchange ratio is fair to

US LEC stockholders from a financial point of view. The US LEC board of directors also received the opinion, which we refer to as the “Houlihan Lokey capital surplus opinion,” from Houlihan Lokey, that as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth in the written Houlihan Lokey opinion, assuming the US LEC preferred stock repurchase has been completed as proposed, immediately after and giving effect to the US LEC preferred stock repurchase (but before giving effect to the mergers) and on a pro forma basis: the fair value and present fair saleable value of US LEC’s assets would exceed US LEC’s stated liabilities, identified contingent liabilities, and stated capital. The opinion of Deutsche Bank and the Houlihan Lokey fairness opinion were provided to the US LEC board of directors in connection with its evaluation of the US LEC exchange ratio and the US LEC preferred stock repurchase and the Houlihan Lokey capital surplus opinion was provided to the US LEC board of directors in connection with its evaluation of US LEC’s capital surplus and US LEC’s executing the US LEC preferred stock repurchase agreement. The opinions do not address any other aspect of the merger agreement or the mergers and do not constitute a recommendation to any stockholder as to how to vote or act with respect to any matter relating to the merger agreement, the US LEC merger, the charter amendment proposal or the new equity plan. Each holder of US LEC common stock should read the complete opinions of Deutsche Bank and Houlihan Lokey carefully and in their entirety to understand the assumptions made, procedures followed, matters considered and limitations on the review undertaken with regard to each of the opinions. Copies of the written Deutsche Bank and Houlihan Lokey opinions are attached to this joint proxy statement/prospectus as Annexes E-1, E-2 and E-3, respectively.

Interests of Directors and Executive Officers in the Mergers (pages 162, 188)

PAETEC stockholders should note that PAETEC directors and some PAETEC executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other PAETEC stockholders. US LEC stockholders should note that some US LEC directors and executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other US LEC stockholders.

The Mergers

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement in its entirety. It is the principal document governing the mergers and the other related transactions.

Conditions to Completion of the Mergers (page 210)

The obligations of PAETEC and US LEC to complete the mergers are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement and approval of the transactions contemplated thereby by PAETEC and US LEC stockholders;

•	the approval of the charter amendment proposal by US LEC stockholders and the approval by PAETEC and US LEC stockholders of any other matters, other than the new equity plan, required by applicable laws to be submitted to such stockholders;

•	the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” and the receipt of any approvals under the HSR Act;

•	the receipt of all other regulatory approvals, including the authorization for the completion of the mergers required to be obtained from the Federal Communications Commission, which we refer to as the “FCC,” approvals required to be obtained from certain state regulatory bodies, and foreign government approvals;

•	the receipt of other required approvals, unless failure to obtain them would not, individually or in the aggregate, have a material adverse effect on PAETEC Holding, PAETEC, US LEC and their respective subsidiaries, taken as a whole after giving effect to the mergers;

•	the absence of any judgment or other legal prohibition of any court or other governmental entity that prohibits the completion of the mergers;

•	the declaration by the Securities and Exchange Commission, which we refer to as the “SEC,” of the effectiveness of the registration statement of which this document forms a part;

•	the listing of the PAETEC Holding common stock, including the shares issuable pursuant to the mergers, on the NASDAQ Global Market or, if such listing is not reasonably practicable, on the NASDAQ Capital Market;

•	the truth and accuracy of the representations and warranties of the other party, subject to the material adverse effect standard provided in the merger agreement;

•	the performance in all material respects of the other party’s obligations under the merger agreement;

•	the absence of any change, event, circumstance or effect that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the other party and its subsidiaries, taken as a whole;

•	the receipt of the required closing certificate from the other party;

•	the receipt by such party of a tax opinion from such party’s legal counsel;

•	as of or concurrently with the closing, the repurchase by US LEC of each issued and outstanding share of US LEC preferred stock, which, as described below, is itself subject to specified conditions;

•	as of or concurrently with the closing, the receipt by PAETEC Holding of financing in an amount sufficient, together with cash on hand, to refinance all of the senior secured indebtedness of PAETEC and US LEC to the extent provided in the merger agreement and to enable US LEC to complete the US LEC preferred stock repurchase, and the application of such proceeds to refinance such indebtedness and to repurchase the US LEC preferred stock;

•	the demand by holders of no more than 15% of the issued and outstanding shares of PAETEC common stock of appraisal for such shares in accordance with the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” excluding any demand by holders of PAETEC common stock that have failed to perfect, withdrawn or otherwise lost such right to appraisal;

•	the constitution of the board of directors of PAETEC Holding as described under “Management of PAETEC Holding after the Mergers”; and

•	the receipt by such party of a communications regulatory opinion from such party’s legal counsel.

The obligations of the parties to the US LEC preferred stock repurchase agreement are also subject to specified conditions, including the receipt by the US LEC board of directors of a favorable capital surplus opinion from Houlihan Lokey dated the date of the effective time. The US LEC preferred stock repurchase agreement also provides that, without the prior written consent of each holder of US LEC preferred stock, or such holder’s attorney-in-fact, neither PAETEC nor US LEC may waive the condition set forth in the merger agreement requiring the repurchase of the US LEC preferred stock.

Termination of the Merger Agreement (page 211)

PAETEC and US LEC may jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement, under specified circumstances, if the mergers are not completed by February 7, 2007, or under other circumstances described in this document.

Expenses and Termination Fees (page 214)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this document.

No Solicitation (page 216)

The merger agreement restricts the ability of each of PAETEC and US LEC to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in PAETEC or US LEC, respectively. If, however, either company receives an unsolicited bona fide takeover proposal from a third party that the company’s board of directors determines in good faith, after consultation with its legal and financial advisors, constitutes a superior proposal or is reasonably likely to be a superior proposal, that company may furnish information to the third party and engage in negotiations regarding a takeover proposal with the third party, subject to specified conditions. In connection with either company’s receipt of a superior proposal, at any time before that company receives required stockholder approval, the board of directors of either PAETEC or US LEC may withdraw its recommendation in favor of the merger agreement and related matters, subject to specific conditions, if such board of directors first determines in good faith, after consulting with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under applicable law.

Accounting Treatment (page 198)

The US LEC merger will be accounted for as a purchase by PAETEC Holding under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of US LEC will be recorded, as of completion of the US LEC merger, at their respective fair values and added to those of PAETEC Holding. The reported financial condition and results of operations of PAETEC Holding issued after completion of the US LEC merger will reflect US LEC’s balances and results after completion of the US LEC merger. Following completion of the US LEC merger, the earnings of the combined company will reflect purchase accounting adjustments.

Material U.S. Federal Income Tax Consequences of the Mergers (page 195)

PAETEC’s obligation to complete the PAETEC merger and US LEC’s obligation to complete the US LEC merger are subject, in each case, to the receipt of an opinion of their counsel that the PAETEC merger, together with the US LEC merger, will be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code. Accordingly, for U.S. federal income tax purposes, holders of PAETEC common stock and US LEC common stock generally will not recognize gain or loss upon the exchange of their PAETEC common stock or US LEC common stock for PAETEC Holding common stock in the PAETEC merger or the US LEC merger, except to the extent of cash, if any, received in lieu of a fractional share of PAETEC Holding common stock.

Tax matters are very complicated and the tax consequences of the mergers to each common stockholder of PAETEC and US LEC will depend on such stockholder’s particular facts and circumstances. Holders of PAETEC common stock or US LEC common stock are urged to consult their tax advisors to understand fully the tax consequences to them of the exchange.

Regulatory Matters (page 203)

Before completion of the mergers, PAETEC and US LEC must obtain the approval of the FCC and the regulatory agencies in several of the states in which PAETEC and US LEC operate their telecommunications businesses.

As of the date of this joint proxy statement/prospectus, PAETEC, US LEC and PAETEC Holding have received some of these approvals and were seeking to obtain such remaining approvals as are required by applicable law or regulations.

Appraisal Rights of Dissenting PAETEC Stockholders (page 198)

If you are a PAETEC stockholder and object to the PAETEC merger, the DGCL permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of PAETEC common stock determined by a court and paid to you in cash.

If you are a PAETEC stockholder who wishes to dissent to the PAETEC merger, you must deliver to PAETEC, before the time that the vote is taken at the special meeting, a written demand for appraisal of your shares. In addition, you may not vote in favor of or consent in writing to the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement and must continuously hold your shares from the date that you make the demand for appraisal through the effective time of the PAETEC merger. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights. A copy of Section 262 of the DGCL, which governs the appraisal process, is attached as Annex H to this joint proxy statement/prospectus.

US LEC stockholders will not have appraisal rights concerning the US LEC merger.

US LEC Preferred Stock Repurchase Agreement (page 222)

The parties to the US LEC preferred stock repurchase agreement entered into that agreement in connection with the execution of the merger agreement. Under the US LEC preferred stock repurchase agreement, immediately before or as of the effective time, and conditioned on the mergers being completed, each issued and outstanding share of US LEC preferred stock, including accrued and unpaid dividends on these shares, will be repurchased by US LEC at an aggregate price that reflects a $30 million discount from the liquidation value of these shares at the effective time. The liquidation value will equal the sum of the stated value of these shares plus all accrued and unpaid dividends on these shares on the closing date of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price for the shares would be approximately $[266] million. Completion of the US LEC preferred stock repurchase and completion of the mergers are each conditioned on the other.

Under the US LEC preferred stock repurchase agreement, the US LEC preferred stockholders have agreed to vote all of their shares of US LEC preferred stock, collectively representing approximately [24.7]% of the voting power of the US LEC capital stock entitled to vote at the US LEC special meeting, in favor of the merger proposal, the charter amendment proposal and the new equity plan, as described in this joint proxy statement/prospectus.

PAETEC Voting Agreements (page 224)

The parties to the PAETEC voting agreements entered into those agreements in connection with the execution of the merger agreement. Under the PAETEC voting agreements, Madison Dearborn and Blackstone have agreed to vote all of their shares of PAETEC common stock, collectively representing approximately 19.5% of the PAETEC common stock entitled to vote at the PAETEC special meeting, in favor of the merger proposal, as described in this joint proxy statement/prospectus.

The Companies

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

PAETEC Holding Corp., formerly named WC Acquisition Holdings Corp., is a Delaware corporation formed on August 8, 2006 as a wholly-owned subsidiary of PAETEC Corp. for the purpose of holding both PAETEC and US LEC as wholly-owned subsidiaries following completion of the mergers. Following the mergers, it will own PAETEC and US LEC as wholly-owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries.

PAETEC Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

PAETEC Corp. is a Delaware corporation which was incorporated in 1998 and which is headquartered in Fairport, New York. PAETEC is a growing provider of integrated communications services, including local and long distance voice services, data and Internet services, and software applications, network integration and managed services. PAETEC currently provides these services to approximately 16,700 medium-sized and large businesses, institutions and other communications-intensive users within the company’s 29-market service area.

US LEC Corp.

Morrocroft III

6801 Morrison Boulevard

Charlotte, North Carolina 28211

(704) 319-1000

US LEC Corp. is a Delaware corporation which was incorporated in 1996 and completed an initial public offering of its common stock in 1998. US LEC is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. US LEC also offers local and long distance services and data services such as frame relay, Multi-Link -Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking.

WC Acquisition Sub P Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

WC Acquisition Sub P Corp. is a wholly-owned subsidiary of PAETEC. WC Acquisition Sub P Corp. was formed on August 8, 2006, solely for the purpose of engaging in the PAETEC merger and the other transactions contemplated by the merger agreement. WC Acquisition Sub P Corp. has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement.

WC Acquisition Sub U Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

WC Acquisition Sub U Corp. is a wholly-owned subsidiary of PAETEC. WC Acquisition Sub U Corp. was formed on August 8, 2006, solely for the purpose of engaging in the US LEC merger and the other transactions contemplated by the merger agreement. WC Acquisition Sub U Corp. has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement.

Comparative Stock Prices and Dividends (page 118)

Shares of US LEC common stock are listed on the NASDAQ Global Market. The shares of US LEC preferred stock and PAETEC common stock are privately held and as a result there is no established trading market for such shares. There is also no current trading in the shares of PAETEC Holding common stock, which would only be issued if the mergers are completed.

The following table presents the last reported closing sale price per share of US LEC common stock, as reported on the NASDAQ Global Market, on August 11, 2006, the last full trading day before the public announcement of the mergers, and on November 8, 2006, the last trading day for which this information could be calculated before the filing of this joint proxy statement/prospectus. For illustrative purposes only, the table also presents the implied equivalent per share data for PAETEC common stock, which has been determined by multiplying the closing market price of a share of US LEC common stock on each of the dates by the exchange ratio of 1.623 in the PAETEC merger. The information in the table does not necessarily reflect what the actual trading values of the shares of PAETEC common stock or US LEC common stock were or will be on any other trading day or what the values at which the shares of PAETEC Holding common stock will trade following the mergers.

	US LEC Common Stock	PAETEC Common Stock Equivalent Per Share
August 11, 2006	$4.77	$7.74
November 8, 2006	$8.54	$13.86

Neither PAETEC nor US LEC has paid any cash dividends on its capital stock and PAETEC Holding does not anticipate paying any cash dividends on its common stock for the foreseeable future after completion of the mergers.

Selected Historical Financial Data

PAETEC and US LEC are providing the following financial information to aid you in your analysis of the financial aspects of the mergers. This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of PAETEC and US LEC, beginning at page F-1 of this joint proxy statement/prospectus.

Selected Historical Consolidated Financial Data of PAETEC

The following tables show PAETEC’s selected consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, PAETEC’s selected consolidated statements of operations data, other financial data and operating data as of and for each of the six-month periods ended June 30, 2005 and 2006, and PAETEC’s selected consolidated balance sheet data as of June 30, 2006. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 are derived from PAETEC’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are included elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from PAETEC’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not included in this joint proxy statement/prospectus. The selected consolidated statements of operations data and other financial data for each of the six-month periods ended June 30, 2005 and 2006 and the selected consolidated balance sheet data as of June 30, 2006 are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. PAETEC’s historical results are not necessarily indicative of PAETEC’s results for any future period.

You should read the data set forth below together with PAETEC’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC,” and the other financial information appearing elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,							Six Months Ended June 30,
	2001	2002		2003	2004		2005	2005	2006
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Network services revenue	$130,928	$203,304		$263,929	$316,731		$400,717	$192,958	$225,365
Carrier services revenue	45,754	58,510		72,066	70,767		76,685	36,400	42,713
Integrated solutions revenue	25,809	27,388		27,675	26,173		32,022	15,936	18,310

Total revenue	202,491	289,202		363,670	413,671		509,424	245,294	286,388
Cost of sales (exclusive of depreciation and amortization shown separately below)	92,152	122,795		143,132	168,115		237,809	113,154	137,197
Retroactive network cost discount	—	—		—	—		(1,750)	(1,750)	—
Litigation settlement	—	—		—	—		(860)	(860)	—
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	138,552	141,068		155,177	172,075		193,846	94,309	104,566
Leveraged recapitalization related costs	—	—		—	—		—	—	14,993
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—		—	—		4,553	—	—
Depreciation and amortization	22,864	20,566		19,871	22,808		29,076	14,072	16,179

Income (loss) from operations	(51,077)	4,773		45,490	50,673		46,750	26,369	13,453
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—		—	—		10,778	10,597	(10,777)
Loss on extinguishment of debt	—	—		—	—		—	—	5,081
Other income, net	(1,997)	(510)		(407)	(715)		(3,098)	(1,201)	(2,242)
Interest expense	13,441	14,745		10,737	10,911		10,472	5,047	7,181

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(62,521)	(9,462)		35,160	40,477		28,598	11,926	14,210
Provision for (benefit from) income taxes	—	—		685	(37,158	)(1)	14,124	8,542	7,498

Income (loss) before cumulative effect of a change in accounting principle	(62,521)	(9,462)		34,475	77,635	(1)	14,474	3,384	6,712
Cumulative effect of a change in accounting principle	—	(12,976	)(2)	—	—		—	—	—

Net income (loss)	$(62,521)	$(22,438)		$34,475	$77,635		$14,474	$3,384	$6,712

(Loss) income allocated to common stockholders	$(72,951)	$(34,547)		$13,298	$39,495		$(623)	$(4,119)	$(34,247)

(Loss) income per common share—basic (3)	$(2.60)	$(1.20)		$0.46	$1.35		$(0.02)	$(0.14)	$(1.15)

(Loss) income per common share—diluted (3) (4)	$(2.60)	$(1.20)		$0.44	$1.25		$(0.02)	$(0.14)	$(1.15)

Weighted average number of common shares outstanding	28,054,909	28,819,093		29,107,330	29,259,615		29,312,020	29,311,258	29,774,768

Weighted average number of common shares outstanding including dilutive effect of potential common shares	28,054,909	28,819,093		30,163,364	31,657,760		29,312,020	29,311,258	29,774,768

	As of December 31,						As of June 30,
	2001	2002	2003	2004		2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,879	$24,288	$51,824	$45,882		$49,394	$33,333
Property and equipment, net	105,806	111,810	120,707	132,776		151,994	162,040
Total assets	236,734	231,321	263,467	334,573	(1)	355,230	359,608
Long-term debt (including current portion)	150,128	156,114	145,173	132,126		111,886	375,181
Series A convertible redeemable preferred stock	138,908	151,017	164,043	178,067		193,164	—
Total stockholders’ deficit	(103,975)	(137,848)	(114,512)	(49,049	)(1)	(50,618)	(97,433)

	Year Ended as of December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Other Financial Data:
Capital expenditures	$23,049	$26,443	$28,729	$33,545	$38,156	$21,219	$25,599
Net cash (used in) provided by financing activities	32,810	4,978	(15,608)	(25,236)	(29,131)	(14,807)	(6,557)
Free cash flow (5):
Net cash (used in) provided by operating activities	(43,254)	13,263	67,100	57,894	64,451	30,212	10,875
Net cash used by investing activities	(21,350)	(30,832)	(23,956)	(38,600)	(31,808)	(16,158)	(20,379)

Free cash flow (deficit)	$(64,604)	$(17,569)	$43,144	$19,294	$32,643	$14,054	$(9,504)

Adjusted EBITDA (6)	$(27,972)	$25,421	$65,415	$73,650	$82,072	$41,108	$47,555

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2006
Operating Data:
Geographic markets served (7)	27	27	27	27	29	29
Number of switches deployed (8)	9	9	10	11	12	12
Total digital T1 transmission lines installed (9)	9,730	16,236	22,454	30,346	40,621	45,851
Network services digital T1 transmission lines installed (10)	7,198	12,022	16,666	23,366	32,169	36,616
Percentage of network services digital T1 transmission lines disconnected (11)	3.3%	8.8%	8.4%	8.6%	6.7%	4.5%
Total access line equivalents installed (9)	233,520	389,664	538,896	728,304	974,904	1,100,424
Total employees	947	978	1,062	1,124	1,231	1,298

(1)	Includes the recognition of a non-cash net deferred income tax benefit of $38.2 million. For additional information about this benefit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2004 Compared with 2003—Income Taxes.”
(2)	Represents a non-cash charge of $13.0 million relating to an impairment of goodwill as a result of our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.
(3)	Basic and diluted net income per common share for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 were calculated using the “two-class” method in accordance with Emerging Issues Task Force Bulletin No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was our convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of the Leveraged Recapitalization, PAETEC converted or repurchased all of its outstanding preferred stock.
(4)	Potential common shares, which consist of stock options and warrants under the treasury stock method and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations in 2001, 2002, 2005 and for the six months ended June 30, 2005 and 2006 because the effect of their inclusion would have been anti-dilutive.
(5)	Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used by investing activities. Free cash flow is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Free Cash Flow Presentation” for our reasons for including free cash flow data in this joint proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement.

(6)	Adjusted EBITDA represents net (loss) income before interest, provision for (benefit from) income taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, withdrawn initial public offering and related terminated new senior secured credit facility expenses, leveraged recapitalization costs, and loss on extinguishment of debt. Adjusted EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted EBITDA Presentation” for our reasons for including adjusted EBITDA data in this joint proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net (loss) income, as net (loss) income is calculated in accordance with generally accepted accounting principles:

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Net (loss) income	$(62,521)	$(22,438)	$34,475	$77,635	$14,474	$3,384	$6,712
Add back non-EBITDA items included in net (loss) income:
Depreciation and amortization	22,864	20,566	19,871	22,808	29,076	14,072	16,179
Interest expense, net of interest income	11,685	14,317	10,384	10,365	9,067	4,513	5,977
Provision for (benefit from) income taxes	—	—	685	(37,158)	14,124	8,542	7,498

EBITDA	$(27,972)	$12,445	$65,415	$73,650	$66,741	$30,511	$36,366
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	—	10,778	10,597	(10,777)
Stock-based compensation	—	—	—	—	—	—	1,892
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	—	—	4,553	—	—
Leveraged recapitalization costs	—	—	—	—	—	—	14,993
Loss on extinguishment of debt	—	—	—	—	—	—	5,081
Cumulative effect of a change in accounting principle	—	12,976	—	—	—	—	—

Adjusted EBITDA	$(27,972)	$25,421	$65,415	$73,650	$82,072	$41,108	$47,555

(7)	Each market represents a geographic area in which we offer our network services.
(8)	Switches are computers that connect customers to our network and transmit voice and data communications over the network.
(9)	An access line is a telephone line that extends from one of our central offices to a customer’s premises. We connect customers to our network by leasing digital T1 telephone and data transmission lines linking our customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. We calculate the number of access line equivalents we have installed by multiplying the number of digital T1 transmission lines we have installed by 24. A portion of the increase in digital T1 transmission lines and access line equivalents in 2004 was attributable to the 700 digital T1 transmission lines used by customers we acquired from Covista Communications in August 2004.
(10)	Represents the number of digital T1 transmission lines installed by our network services business.
(11)	Represents the number of network services digital T1 transmission lines disconnected during the period as a percentage of network services digital T1 transmission lines installed as of the end of the period.

Selected Historical Consolidated Financial Data of US LEC

The following tables show US LEC’s selected consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, US LEC’s selected consolidated statements of operations data, other financial data and operating data as of and for each of the six-month periods ended June 30, 2005 and 2006, and US LEC’s selected consolidated balance sheet data as of June 30, 2006. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 are derived from US LEC’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are included elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from US LEC’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not included in this joint proxy statement/prospectus. The selected consolidated statements of operations data and other financial data for each of the six-month periods ended June 30, 2005 and 2006 and the selected consolidated balance sheet data as of June 30, 2006 are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. US LEC’s historical results are not necessarily indicative of US LEC’s results for any future period.

You should read the data set forth below together with US LEC’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of US LEC,” and the other financial information appearing elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$178,602	$250,363	$310,825	$356,181	$387,738	$188,858	$209,480
Network Expenses	90,298	121,127	148,699	171,292	186,924	92,381	103,399
Depreciation and Amortization	35,103	45,062	48,374	49,851	50,668	25,569	24,365
Selling, General and Administrative (1)	114,898	112,878	126,267	139,231	148,902	72,457	78,138
Provision (Recovery) for Doubtful Accounts Related to WorldCom (1)	—	9,500	(5,867)	—	—	—	—
Provision (Recovery) for Disputed Receivables (2)	(7,042)	—	—	—	—	—	—
Charge Related to Carrier Access Disputes (1)	—	—	—	—	23,292	—	—

Loss from Operations	(54,655)	(38,204)	(6,648)	(4,193)	(22,048)	(1,549)	3,578
Charges Related to Early Extinguishment of Debt (3)	—	—	—	(4,416)	—	—	—
Other Income	—	—	267	—	202	—	—
Net Interest Expense	(8,699)	(7,688)	(8,159)	(11,153)	(16,802)	(7,991)	(9,412)

Net Loss	(63,354)	(45,892)	(14,540)	(19,762)	(38,648)	(9,540)	(5,834)
Less: Dividends on Preferred Stock	12,810	13,596	14,431	15,316	16,256	8,007	8,498
Accretion of Preferred Stock Issuance Cost	491	521	553	587	623	307	326

Net Loss Attributable to Common Stockholders	$(76,655)	$(60,009)	$(29,524)	$(35,665)	$(55,527)	$(17,854)	$(14,658)

Net Loss Attributable to Common Stockholders Per Share—Basic	$(2.83)	$(2.26)	$(1.08)	$(1.19)	$(1.83)	$(0.59)	$(0.48)
Net Loss Attributable to Common Stockholders Per Share—Diluted	$(2.83)	$(2.26)	$(1.08)	$(1.19)	$(1.83)	$(0.59)	$(0.48)
Weighted Average Number of Shares Outstanding—Basic	27,108	26,546	27,392	29,927	30,399	30,291	30,772
Weighted Average Number of Shares Outstanding—Diluted	27,108	26,546	27,392	29,927	30,399	30,291	30,772

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)
Other Financial Data:
Cash Capital Expenditures	$40,425	$32,029	$35,767	$33,395	$34,954	$16,382	$14,580
Net Cash Flow Provided by (Used in) Operating Activities	(5,971)	(5,645)	55,333	25,219	17,736	4,269	18,292
Net Cash Flow Used in Investing Activities	(40,425)	(31,809)	(42,202)	(35,724)	(34,638)	(16,416)	(14,581)
Net Cash Flow Provided by (Used in) Financing Activities	21,077	(17,333)	4,280	15,611	(626)	(621)	828

Operating Data (4):
Number of States Served with All Services (including Washington, DC)	13	14	16	16	17	16	17
Number of Local Switch Locations	26	26	27	27	27	27	27
Number of Business Class Customers	6,823	10,290	16,814	22,324	26,225	24,213	27,792
Number of Employees	892	911	1,016	1,065	1,128	1,092	1,143
Number of Sales and Sales Support Employees	365	367	412	460	485	476	493

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
Balance Sheet Data:
Cash and Cash Equivalents	$80,502	$25,715	$43,126	$48,232	$30,704	$35,464	$35,392
Working Capital	59,972	26,620	12,574	32,605	10,889	30,622	16,296
Accounts Receivable, Net	42,972	57,989	48,294	60,745	49,841	66,618	42,136
Current Assets	135,644	96,030	101,622	119,721	89,901	112,145	87,728
Property and Equipment, Net	188,436	178,810	165,793	158,617	144,350	148,756	135,560
Total Assets	333,313	285,314	285,299	298,311	252,352	283,403	240,636
Long-Term Debt (including current portion)	150,000	130,617	125,818	149,288	149,438	149,363	149,513
Series A Redeemable Convertible Preferred Stock	216,155	230,272	245,255	261,158	278,037	269,472	286,861
Total Stockholders’ Deficiency	$(97,325)	$(153,991)	$(171,161)	$(205,304)	$(260,014)	(222,700)	(272,925)

(1)	See Note 7 of US LEC’s consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented.
(2)	Included in the 2001 statement of operations is an amount approximating $7,042, representing a net recovery of a portion of the $40,000 provision recorded in 2000 for disputed receivables and certain other related accruals related to BellSouth and Sprint.
(3)	See Note 5 of US LEC’s consolidated financial statements for the years ended December 31, 2003, 2004 and 2005.
(4)	Amounts presented are as of the end of the period.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data give effect to the mergers. The information presented below is based on the assumption that the mergers occurred at the beginning of the earliest period presented for the unaudited pro forma condensed combined statements of operations, and as of June 30, 2006 for the unaudited pro forma condensed combined balance sheet, and reflect only adjustments directly related to the mergers. The pro forma adjustments are based upon available information and assumptions that each company’s management believes are reasonable and in accordance with SEC requirements. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the mergers. The selected unaudited pro forma condensed combined financial data have been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” and the related notes beginning on page 119 and should be read in conjunction with the historical consolidated financial statements of PAETEC and US LEC included in this joint proxy statement/prospectus.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(in thousands, except per share data)
Pro Forma Income Statement Data
Total revenue	$495,802	$897,286
Net (loss) income	$(19,104)	$(54,868)
Loss allocated to common stockholders	$(60,063)	$(69,965)
Loss per common share—basic and diluted	$(0.76)	$(0.90)

	As of June 30, 2006
	(in thousands)
Pro Forma Balance Sheet Data
Total assets	$1,029,765
Long-term debt (includes current maturities of $6,373)	$800,194

Unaudited Comparative Per Share Data

The December 31, 2005 selected comparative per share information of PAETEC and US LEC set forth below was derived from audited financial statements. The June 30, 2006 selected comparative per share information of PAETEC and US LEC set forth below was derived from unaudited financial statements and, in the opinion of the management of PAETEC and US LEC, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation for such periods. The pro forma per share information of PAETEC Holding Corp. set forth below was derived from unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus.

You should read the information in this section along with PAETEC’s and US LEC’s historical consolidated financial statements and accompanying notes for the periods referred to above included in this joint proxy statement/prospectus. You should also read the unaudited pro forma condensed combined financial information and related notes beginning on page 119.

	For the Six Months Ended June 30, 2006	For the Year Ended December 31, 2005
Loss per share of common stock
PAETEC Historical	$(1.15)	$(0.02)
US LEC Historical	$(0.48)	$(1.83)
PAETEC Holding Corp. unaudited pro forma combined amount	$(0.76)	$(0.90)

	As of June 30, 2006
Book value per share of common stock
PAETEC Historical	$(3.23)
US LEC Historical	$(8.77)
PAETEC Holding Corp. unaudited pro forma combined amount	$0.90

RISK FACTORS

Risks Relating to the Mergers

In addition to the other information included in this joint proxy statement /prospectus, PAETEC and US LEC stockholders should carefully consider the matters described below to determine whether to adopt the merger agreement and thereby approve the mergers.

The value of the shares of PAETEC Holding common stock that you receive upon completion of the mergers may be less than the value of your shares of PAETEC common stock or US LEC common stock as of the date of the merger agreement or on the dates of the special meetings.

The value of PAETEC common stock and US LEC common stock as of the merger agreement date or on the dates of the PAETEC and US LEC special meetings may not be indicative of the price of PAETEC Holding common stock after the mergers are completed. There may be a significant amount of time between the dates when PAETEC and US LEC stockholders vote on the merger agreement at the special meeting of each company and the date when the mergers are completed. The relative values of shares of PAETEC common stock and US LEC common stock may vary significantly between the date of this joint proxy statement/prospectus, the dates of the special meetings and the date of the completion of the mergers. These variations may result from, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the mergers will be completed and the timing of completion, the prospects of post-merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined company by regulatory agencies and authorities, general market and economic conditions and other factors. The PAETEC and US LEC exchange ratios are fixed and, except as required to facilitate the listing of the PAETEC Holding common stock on the NASDAQ Global Market, will not be adjusted based on any change in the US LEC stock price or the value of the PAETEC common stock before the mergers.

PAETEC and US LEC stockholders will have a reduced ownership and voting interest and will be able to exercise less influence over management following the mergers.

After the mergers, PAETEC and US LEC stockholders will own a significantly smaller percentage of PAETEC Holding than they own in their respective companies. Immediately after the mergers, assuming that the numbers of shares of PAETEC common stock and US LEC common stock outstanding immediately before the mergers is the same as the number of shares outstanding as of the record date of the special meetings, PAETEC stockholders will collectively own approximately         % of the outstanding shares of PAETEC Holding common stock and US LEC stockholders will collectively own approximately         % of the outstanding shares of PAETEC Holding common stock. Consequently, stockholders of PAETEC and US LEC will be able to exercise less influence over the management and policies of PAETEC Holding than they currently exercise over the management and policies of their respective companies.

The listing of PAETEC Holding’s common stock on the NASDAQ Global Market may require PAETEC and US LEC to reduce the number of shares of PAETEC Holding common stock you receive in the mergers.

The US LEC common stock is currently listed for trading on the NASDAQ Global Market. As a condition to completion of the mergers, PAETEC Holding must meet the initial listing requirements to initiate the listing and trading of its shares on the NASDAQ Global Market or qualify for an alternative listing on the NASDAQ Capital Market. These initial listing requirements are more difficult to achieve than the continued listing requirements under which US LEC is now trading. In order for the PAETEC Holding common stock to be listed on the NASDAQ Global Market, it must satisfy a $5.00 minimum bid price initial listing requirement. In accordance with the merger agreement, PAETEC and US LEC will review together the trading prices of the US LEC common stock with a view to assessing the ability of PAETEC Holding’s common stock to satisfy the NASDAQ Global Market’s $5.00 minimum bid price initial listing requirement. If, based on such trading prices, it appears reasonably likely that the trading prices of the PAETEC Holding common stock would appear to fail to meet this requirement, PAETEC and US LEC are required to reduce proportionately the PAETEC exchange ratio and the US LEC exchange ratio. Such a reduction to the exchange ratios will decrease the total number of shares of PAETEC Holding common stock to be issued in the mergers and thereby increase the expected trading prices for the PAETEC Holding common stock to a level PAETEC and US LEC consider reasonably sufficient to meet the minimum bid price requirement.

PAETEC Holding may fail to realize the anticipated benefits of the mergers.

PAETEC Holding’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities PAETEC and US LEC expect to result from the integration of their businesses. PAETEC Holding’s operating results and financial condition will be adversely affected if PAETEC Holding is unable to integrate successfully the operations of PAETEC and US LEC, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of PAETEC and US LEC may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

The cost savings estimates anticipated to result from the mergers as set forth in this joint proxy statement/prospectus do not include non-recurring adjustments that the combined company will record in connection with the mergers. In addition, the estimates are based upon assumptions by the managements of PAETEC and US LEC concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond the control of management.

Integrating the PAETEC and US LEC businesses may divert management’s attention away from operations.

Successful integration of the operations, products and personnel of PAETEC and US LEC may place a significant burden on PAETEC Holding’s management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could otherwise harm PAETEC Holding’s business, financial condition and operating results. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. In addition, the combination of the PAETEC and US LEC organizations may result in greater competition for resources and elimination of product development programs that might otherwise be successfully completed.

PAETEC and US LEC will incur significant transaction and merger-related integration costs in connection with the mergers.

PAETEC and US LEC expect to incur costs associated with completing the mergers and integrating the operations of the two companies, as well as approximately $33.2 million in transaction costs. The estimated $24.8 million of transaction costs to be incurred by PAETEC will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction costs expected to be incurred by PAETEC and US LEC are preliminary estimates and are subject to change. PAETEC and US LEC currently estimate that integration costs associated with the mergers will be approximately $33.1 million over a period of two years, of which approximately $26.4 million is expected to be incurred in the first year after completion of the mergers and approximately $6.7 million is expected to be incurred in the second year after completion of the mergers.

PAETEC and US LEC are continuing to assess the magnitude of these costs, and, therefore, these estimates may change substantially, as additional unanticipated costs may be incurred in the integration of the businesses of the two companies. Although PAETEC and US LEC believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

PAETEC and US LEC will be subject to business uncertainties and contractual restrictions while the mergers are pending that could adversely affect their businesses.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on PAETEC and US LEC and, consequently, on the combined company. Although PAETEC and US LEC intend to take actions to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the mergers are completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PAETEC and US LEC to seek to change existing business relationships with the two companies. Employee retention may be particularly challenging during the pendency of the mergers, as employees may experience uncertainty about their future roles with the combined company. If, despite PAETEC’s and US LEC’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The merger agreement restricts PAETEC and US LEC, without the other party’s consent, from making acquisitions and taking other specified actions until the mergers occur or the merger agreement terminates. These restrictions may prevent PAETEC and US LEC from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise before completion of the mergers or, if the mergers are abandoned, termination of the merger agreement.

The mergers are subject to the receipt of consent or approval from governmental entities that could delay the completion of the mergers or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the mergers.

Completion of the mergers is conditioned upon the receipt of consents, orders, approvals or clearances from the FCC and various state public utility commissions or similar entities. We may not be able to obtain the necessary consents and approvals before May 8, 2007, which is the last date under the merger agreement by which we may obtain them. In deciding whether to grant some of these consents and approvals, the governmental entities will consider the effect of the mergers on competition in various jurisdictions, and as a result may impose terms and conditions upon the combined company as a condition of consent or approval. The imposition of terms and conditions could have a material adverse effect on the combined company’s business, financial condition or operating results or could cause PAETEC and US LEC to abandon the mergers.

Failure to complete the mergers could negatively affect PAETEC and US LEC.

If the mergers are not completed for any reason, PAETEC and US LEC may be subject to a number of material risks, including the following:

•	the two companies will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the trading price of US LEC’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the mergers will be completed;

•	current and prospective employees of the two companies may experience uncertainty about their future roles with the companies, which may adversely affect the ability of PAETEC and US LEC to attract and retain key management, marketing and technical personnel; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid even if the mergers are not completed.

Some of the PAETEC and US LEC directors and officers have special interests with respect to the mergers that may have influenced them to support or approve the mergers.

Some of the PAETEC and US LEC directors and officers have interests in the mergers that are different from, or in addition to, those of PAETEC and US LEC stockholders generally. These interests may have influenced the directors in making their recommendation that you vote in favor of adoption of the merger agreement and the approval of the mergers and, in the case of the US LEC stockholders, approval of the charter amendment proposal and the new equity plan. You should be aware of these interests when you consider the recommendations of the PAETEC and US LEC boards of directors as described in this joint proxy statement/prospectus. The interests of some of PAETEC’s directors and officers include their appointment to positions as directors and officers of PAETEC Holding, their potential receipt of change of control payments as a result of the mergers, the assumption by PAETEC Holding of their stock option and restricted stock awards in the mergers, the grant of registration rights with respect to their PAETEC Holding shares, and their right to continued indemnification and insurance coverage by PAETEC Holding for their acts or omissions occurring before the mergers. The interests of some of US LEC’s directors and officers include their interest in shares of US LEC preferred stock to be repurchased, their appointment to positions as directors and officers of PAETEC Holding, their receipt of severance, retention, bonus and other change of control payments as a result of the mergers, the assumption by PAETEC Holding of their stock option awards in the mergers, the accelerated vesting of their stock options as a result of the mergers, the grant of registration rights with respect to their PAETEC Holding shares, and their right to continued indemnification and insurance coverage by PAETEC Holding for their acts or omissions occurring before the mergers.

Future sales of PAETEC Holding’s common stock and warrants in the public market could lower the price of PAETEC Holding common stock and impair PAETEC Holding’s ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of PAETEC Holding common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of PAETEC Holding common stock and could make it more difficult for PAETEC Holding to raise funds through a public offering of its equity securities. Of the shares of PAETEC Holding common stock estimated to be issuable as merger consideration, up to approximately 60.7 million shares will be eligible for sale in the public market without restriction. In addition, as of the effective time, PAETEC Holding, some principal PAETEC stockholders and some principal US LEC securityholders will become parties to a registration rights agreement under which those securityholders will be entitled, subject to limitations and qualifications, to demand and piggy-back registration rights with respect to the PAETEC Holding common stock owned by such stockholders from time to time. As of the effective time, after giving effect to the share issuances to occur in connection with the mergers, up to approximately 37.8 million outstanding shares of PAETEC Holding common stock, which is expected to constitute up to approximately 46.7% of the shares of PAETEC Holding common stock outstanding as of the effective time, will be entitled to these registration rights. Also as of the effective time, up to an additional approximately 7.4 million shares of PAETEC Holding common stock issuable upon exercise of warrants or pursuant to other existing rights, which is expected to constitute up to approximately 8.4% of the shares of PAETEC Holding common stock outstanding as of the effective time after giving effect to those potential issuances, will be entitled to these registration rights.

Provisions in the PAETEC Holding restated certificate of incorporation and the PAETEC Holding amended and restated bylaws may prevent takeover attempts that could be beneficial to PAETEC Holding’s stockholders.

Provisions of the PAETEC Holding restated certificate of incorporation and provisions of the PAETEC Holding amended and restated bylaws to be in effect upon completion of the mergers could discourage a takeover of PAETEC Holding even if a change of control of PAETEC Holding would be beneficial to the interests of its stockholders. These charter provisions include the following:

•	a requirement that PAETEC Holding’s board of directors be divided into three classes, with approximately one-third of the directors to be elected each year;

•	authority for the PAETEC Holding board of directors to provide for the issuance of shares of its preferred stock, in one or more series, without stockholder approval and with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors;

•	authority for the number of authorized shares of PAETEC Holding common stock and preferred stock to be increased from time to time, without a separate vote by any individual class or series of outstanding capital stock, by the affirmative vote of the holders of a majority in voting power of PAETEC Holding’s outstanding capital stock entitled to vote, voting together as a single class; and

•	except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, a prohibition on the ability of PAETEC Holding stockholders to take action by written consent in lieu of a meeting with respect to any actions that are required or permitted to be taken by PAETEC Holding stockholders at any annual or special meeting of stockholders, unless the PAETEC Holding board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent.

Risks Relating to the Businesses of the Combined Company

After completion of the mergers, the combined business and affairs of PAETEC Holding will be subject to a number of risks and uncertainties, including the following:

PAETEC Holding’s ability to comply with the financial covenants in its debt agreements will depend primarily on its ability to generate substantial operating cash flows.

PAETEC Holding’s ability to comply with the financial covenants under the agreements that will govern the $850 million principal amount of senior secured indebtedness it will incur in connection with the mergers will depend primarily on its success in generating substantial operating cash flows. PAETEC Holding expects that, under these debt agreements, it will be subject to quarterly compliance with a specified total leverage ratio and a specified fixed charge coverage ratio. Industry conditions and financial, business and other factors, including those identified as risk factors in this joint proxy statement/prospectus, will affect PAETEC Holding’s ability to generate the cash flows it needs to meet those financial maintenance tests. PAETEC Holding’s failure to meet the tests could result in a default and acceleration of repayment of the indebtedness under its credit facilities. If the maturity of PAETEC Holding’s indebtedness were accelerated, it may not have sufficient funds to pay such indebtedness. In such event, PAETEC Holding’s lenders would be entitled to proceed against the collateral securing the indebtedness, which will include substantially all of PAETEC Holding’s assets.

PAETEC Holding’s substantial level of indebtedness could adversely affect its financial health and ability to compete.

Upon completion of the mergers, PAETEC Holding will have approximately $850 million of senior secured indebtedness. This substantial level of indebtedness could have important consequences. For example, it may:

•	increase PAETEC Holding’s vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a significant portion of its borrowings will be at variable rates of interest;

•	require PAETEC Holding to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit PAETEC Holding’s ability to borrow additional funds to expand its business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in its indebtedness;

•	limit PAETEC Holding’s ability to refinance all or a portion of its indebtedness on or before maturity;

•	limit PAETEC Holding’s ability to pursue PAETEC Holding’s acquisition strategy;

•	limit PAETEC Holding’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place PAETEC Holding at a competitive disadvantage relative to companies that have less indebtedness.

In addition, PAETEC Holding’s senior secured credit facilities will impose operating and financial restrictions that will limit PAETEC Holding’s discretion on some business matters, which could make it more difficult for PAETEC Holding to expand, finance its operations and engage in other business activities that may be in its interest. These restrictions will limit the ability of PAETEC Holding and its subsidiaries to:

•	incur additional indebtedness and additional liens on their assets;

•	engage in mergers or acquisitions or dispose of assets;

•	enter into sale-leaseback transactions;

•	pay dividends or make other distributions;

•	voluntarily prepay other indebtedness;

•	enter into transactions with affiliated persons;

•	make investments; and

•	change the nature of their businesses.

Any additional indebtedness PAETEC Holding may incur in the future may subject it to similar or even more restrictive conditions.

PAETEC Holding may be unable to service its indebtedness.

After the mergers, PAETEC Holding may incur indebtedness in addition to the $850 million of senior secured indebtedness it will incur in connection with the mergers. PAETEC Holding’s ability to make payments on or to refinance its indebtedness, will depend on its ability in the future to generate cash flows from operations and to raise additional funds, including through the offering of equity or debt securities. PAETEC Holding may not be able to generate sufficient cash flows from operations or to raise additional funds in amounts necessary for it to repay its indebtedness when such indebtedness becomes due and to meet its other cash needs.

If PAETEC Holding does not compete effectively in the highly competitive market for network services, it could lose customers and revenue and may face more difficulties as it expands in existing markets and enters new markets.

The telecommunications industry is highly competitive, particularly with the advent of new technologies replacing traditional publicly switched telecommunications networks in favor of services transmitted over the Internet. PAETEC Holding will compete with current and potential market entrants, including:

•	AT&T, Verizon, Bellsouth and other incumbent local exchange carriers, which are the large, former monopoly local telephone companies and their successors that we refer to as the “incumbent carriers”;

•	other competitive local exchange carriers, or “competitive carriers,” which are the competitive local telephone service providers such as PAETEC and US LEC that have been formed as a result of the Telecommunications Act of 1996;

•	competitive access providers;

•	cable television companies;

•	electric utilities;

•	Internet service providers and stand-alone voice over Internet protocol, or “VoIP” providers;

•	wireless and satellite service providers; and

•	private networks built by large end-users.

Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than does PAETEC Holding. As a result, these competitors may be able to develop and adopt new or emerging technologies more quickly, devote greater resources to the development, promotion and sale of their products and services, undertake more extensive marketing campaigns and adopt more aggressive pricing policies, particularly with respect to network services. This increased level of competition from its competitors could diminish PAETEC Holding’s market share and affect our ability to grow its business.

As a result of competitive pressures, PAETEC Holding will face increased price competition in the market for network services and as a result may not be able to achieve or sustain operating profitability, maintain adequate market share or achieve significant revenue growth.

In response to increased competition from incumbent carriers, and providers using new technologies including Internet Protocol, or “IP,” to transmit VoIP, competitive carriers like PAETEC and US LEC have reduced the prices they charge for their network services significantly in recent years. Moreover, in light of the recent mergers between AT&T and SBC and between MCI and Verizon, and the proposed merger between AT&T and BellSouth, PAETEC Holding expects to face significant price and service competition with respect to its network services from these incumbents, which are the three largest incumbent carriers in the United States, as well as from other large established telephone companies that represent the dominant competition in all of PAETEC’s and US LEC’s service areas. PAETEC Holding expects to experience an overall increase in pricing pressures, particularly with respect to its network services, due to competition, volume-based pricing, and other factors. As a result, we cannot assure you that PAETEC Holding’s customers will select PAETEC Holding’s services over those of its competitors. In addition, prices for digital communications services in general have decreased historically, and we expect this trend to continue. As a result of these factors, we cannot predict whether demand for PAETEC Holding’s services will exist at prices that will enable it to maintain adequate market share or achieve significant revenue growth.

Because PAETEC Holding’s business is highly dependent on regulations that continue to change, its business will be subject to a variety of risks.

Most of the network services and carrier services that PAETEC Holding will provide are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels. These regulations, for example, can affect the types of services PAETEC Holding may offer, the rates it will be permitted to charge for its services and for the use of its network by other carriers, and the rates it must pay others for their services and for the use of their networks, all of which may reduce the revenue PAETEC Holding generates from its operating activities. Federal and state regulations also determine the level of contribution PAETEC Holding must make to state and federal telecommunication subsidy programs, as well as the terms under which PAETEC Holding may use any rights of way necessary for the operation of its business. If PAETEC Holding fails to comply with applicable regulations, or if the regulations change in a manner adverse to PAETEC Holding, including in any of the ways described in some of the following risk factors, its business and operating results may suffer.

If PAETEC Holding is required to reduce the prices it will charge for some or all of its network services, its profitability may be negatively affected and its ability to continue to generate positive cash flows from operations may be diminished.

PAETEC Holding may be required to reduce the prices it will charge for some or all of its network services for the following reasons, which could adversely affect its profit margins and its ability to generate positive cash flows from operations:

•	the incumbent carriers in the markets PAETEC Holding will serve already are offering the same or a similar bundle of local, long distance and data services that PAETEC Holding will offer;

•	the increasing use of data communications, including VoIP, by PAETEC Holding’s customers and target customers;

•	recent mergers between AT&T and SBC and between MCI and Verizon, and the proposed merger between AT&T and BellSouth, may provide PAETEC Holding’s competitors with significant operating efficiencies and substantial financial and technical resources;

•	regulatory decisions generally have decreased regulatory oversight of incumbent carriers, which may increase the benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services; and

•	regulatory authorities have recently permitted incumbent carriers to flexibly price the rates they charge for some of the network services that PAETEC Holding will also provide rather than requiring them to charge a set rate per regulation.

If PAETEC Holding cannot obtain key network elements from some of its primary competitors on acceptable terms, it may not be able to offer its local voice and data services on a profitable basis, if at all.

PAETEC Holding will not be able to provide its local voice and data services on a profitable basis, if at all, unless PAETEC Holding is able to obtain key network elements from some of its primary competitors on acceptable terms. To offer local voice and data services in a market, PAETEC Holding must connect its network with the networks of the incumbent local exchange carrier, or “incumbent carrier,” in a specific market. This relationship will be governed by an interconnection agreement between the ILEC and PAETEC Holding. PAETEC Holding’s network will be interconnected in this manner with Verizon’s network in a majority of its markets under PAETEC’s and US LEC’s existing interconnection agreements with Verizon and, in a number of other markets, under PAETEC’s and US LEC’s existing interconnection agreements with BellSouth. PAETEC Holding also must lease from these or other providers the telephone and data transmission lines it needs to connect customers to its network. PAETEC Holding’s ability to provide its local voice and data services is dependent on existing regulations that require these network elements and wholesale services to be provided to competitive carriers on specified terms. Moreover, because PAETEC Holding will rely on a limited number of suppliers for access to these network elements, it will be vulnerable to the risk that it may not be able to renew its contracts with these suppliers on favorable terms or be able to obtain services promptly under these contracts.

In addition, recent and pending regulatory developments and related judicial decisions have restricted the list of network components that incumbent carriers are required to make available to competitive carriers, such as PAETEC Holding, on a nondiscriminatory basis. These developments or similar future developments could limit or terminate PAETEC Holding’s access to the network components it will need to provide local voice and data services. As a result of these regulatory changes, incumbent carriers may, in the future, be able to increase significantly the rates they charge PAETEC Holding for these network elements and services, or even decline to provide some network services under some circumstances. Accordingly, the rates charged by incumbent carriers or other network services providers under future interconnection agreements, leases or resale arrangements may not enable PAETEC Holding to offer usage rates low enough to attract a sufficient number of network services customers or to operate at satisfactory profit margins.

Before their recent mergers, AT&T and MCI offered some network services and elements in competition with the incumbent carriers. However the mergers between AT&T and SBC and between MCI and Verizon, and the proposed merger between AT&T and BellSouth, could significantly increase the cost of the high-speed circuits PAETEC Holding must lease to connect its customers to its switching equipment by reducing the number of providers that offer those high-speed circuits and thereby decreasing the competitive pressure on carriers to maintain low rates for those circuits.

The regulatory treatment of VoIP and other IP-based products could affect PAETEC Holding’s ability to collect access charges, which could materially adversely affect PAETEC Holding’s revenue.

The regulatory treatment of VoIP could affect PAETEC Holding’s ability to collect access charges, especially to the extent that VoIP becomes a more significant service technology. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of various VoIP products and services as either telecommunications services or information services is unclear. Services classified as information services are regulated by the FCC under Title I of the Communications Act of 1934, as amended, which we refer to as the “Communications Act”, and have historically been exempted from access charges; while telecommunications services, which are regulated under Title II of the Communications Act, are subject to access charges. The access charge regime was established under the Telecommunications Act of 1996, which we refer to as the “Telecommunications Act,” to compensate carriers for the use of the networks of other carriers. In a recent order, the FCC determined that long distance telecommunications services that originate and terminate on the public switched telephone network but that used IP conversion to transport the call from its point of origination to its point of termination are telecommunications services. Accordingly, long distance telecommunications services that originate or terminate on the traditional telephone network are subject to access charges. However, the status of VoIP traffic that originates on the Internet is not clear and remains pending before the FCC. In addition to its ongoing proceeding, the FCC has before it numerous petitions filed by incumbent carriers and others specifically concerned with the application of access charges to VoIP providers. PAETEC Holding’s ability to collect access charges could be materially adversely affected if the FCC determines that VoIP or other types of IP-based products should not be subject to access charges. PAETEC Holding cannot predict the outcome of the FCC’s determination regarding VoIP services, but, if the FCC adopts a position adverse to PAETEC Holding, the company’s revenues associated with the receipt of access charges could suffer.

PAETEC Holding’s operating performance will suffer if it is not offered competitive rates for the access services it needs to provide its long distance services.

PAETEC Holding will depend on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by its network services customers. PAETEC Holding’s operating performance will suffer if it is not offered these access services at rates that are substantially equivalent to the rates charged to its competitors or that otherwise do not enable PAETEC Holding to have profitable pricing of its long distance services. Historically, access charges have made up a significant percentage of the overall cost associated with PAETEC’s and US LEC’s provision of long distance service. If PAETEC Holding cannot obtain access rates on a parity with its competitors, its business and operating results will be adversely affected.

Significant price increases and uncertainties about the availability of broadband network elements could have a material adverse affect on PAETEC Holding’s business.

In December 2004, the FCC adopted an order establishing new rules for unbundled network elements, or “UNEs.” Under the order, effective in March 2005, incumbent carriers are free to charge commercially available rates, instead of regulated rates, for such services and under some circumstances may decline to provide such services altogether. At present, the majority of PAETEC’s and US LEC’s high capacity circuits are not UNE-based; rather, they lease the majority of their customer circuits and other dedicated transport facilities either directly from the incumbent carriers as special access facilities or from other competitive carriers. If PAETEC Holding seeks or needs to rely on UNEs, the order could remove a significant opportunity for future cost savings for PAETEC Holding, which could have a material adverse effect on PAETEC Holding’s business operations.

The FCC has undertaken a review of special access pricing which, if decided adversely to PAETEC Holding, could have an adverse impact on the prices it pays for components of its network.

In January 2005, the FCC initiated a comprehensive review of rules governing the pricing of special access services offered by incumbent carriers that are subject to price cap regulation. Special access rates are currently subject to price cap regulations, coupled with pricing flexibility rules, which permit incumbent carriers to offer volume and term discounts with respect to special access services. Current regulations also permit the exemption of special access services in a defined geographic area from price caps controls based on showings of competition. The FCC’s review tentatively concluded that the FCC should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices. However, the FCC has also proposed that an examination be undertaken to determine whether the current triggers for pricing flexibility, which are based on levels of collocation by competitors within the defined geographic area, provide an accurate assessment of competition.

The FCC also seeks comment on whether some aspects of incumbent carriers’ special access tariff offerings are unreasonable, such as basing discounts on previous volumes of service, tying nonrecurring charges and termination penalties to term commitments, and imposing use restrictions in connection with discounts. Some of these offerings under consideration are particularly important to PAETEC Holding and, if found unreasonable by the FCC, could result in significant price increases for special access services. Given that the NPRM remains pending, PAETEC Holding cannot predict the impact, if any, implementation of the FCC’s proposals will have on PAETEC Holding’s network cost structure. However, if any of the matters addressed in the NPRM are decided adversely to PAETEC Holding, it could result in increased prices for special access services, which could have a material adverse effect on PAETEC Holding’s ability to purchase special access at competitive prices.

Recent regulatory decisions exempting incumbent carriers from the provisions of Title II of the Communications Act with regard to the provision of certain broadband services could have an adverse impact on the costs of PAETEC Holding’s network.

On December 20, 2004, Verizon filed a petition with the FCC seeking to forbear the application of Title II regulations to certain stand-alone broadband services, such as ATM, Frame Relay and similar packet-switched or IP-based services. On March 20, 2006, the FCC announced that Verizon’s forbearance petition was deemed granted, though this action is the subject of an appeal. Because the FCC issued no formal order, the scope of the forbearance grant is not clear. PAETEC Holding will purchase some of the affected services from Verizon and PAETEC and US LEC are in discussions with Verizon as to the impact on the current rates, terms and conditions of these services in light of the grant of the forbearance petition. The FCC may consider further deregulation of other incumbent carriers’ broadband services, which could increase PAETEC Holding’s costs for some of these services. AT&T, BellSouth, Frontier, Sprint and others have filed similar petitions for forbearance. PAETEC Holding cannot predict the impact, if any, that the grant of this petition and similar forbearance requests will have on its network expenses; however, if the rates, terms and conditions associated with current services subject to the petition are negotiated adversely to PAETEC Holding, it could have a material adverse effect on PAETEC Holding.

An inability to market and develop additional services may adversely affect PAETEC Holding’s ability to retain existing customers or attract new customers.

PAETEC Holding will offer local, long distance, data, Internet, VoIP and other telecommunications services. In order to address the future needs of its customers, PAETEC Holding will be required to market and develop additional services. PAETEC Holding may not be able to continue to provide the range of telecommunication services that its customers need or desire. PAETEC Holding may lose some of its customers or be unable to attract new customers if it cannot offer the services its customers need or desire.

Regulatory initiatives may continue to reduce the maximum rates PAETEC Holding will be permitted to charge long distance service providers for completing calls by their customers to customers served by its network, and for transferring calls by its customers onto their networks and for terminating local calls.

The rates that PAETEC Holding will charge long distance service providers for originating or terminating interstate and intrastate calls initiated by their customers to customers served by its network, and for transferring calls by its customers onto the long distance carrier’s network, cannot exceed the rates established by federal and state regulatory authorities. Currently, there are several pending FCC and state regulatory proceedings. The outcome of these proceedings could result in a reduction of the permissible rates PAETEC Holding may charge some carriers for originating and terminating traffic. Similarly, the rates PAETEC Holding may charge to local carriers to terminate local calls made by their customers to its customers will be governed by state regulatory authorities and agreements between the local carriers and PAETEC Holding. In the future, various state regulatory authorities may institute proceedings aimed at reducing the rates PAETEC Holding may charge local service providers for terminating local traffic. Such reductions in originating and terminating rates could have a material adverse effect on PAETEC Holding’s business and cash flow.

If PAETEC Holding is unable to raise additional capital, its ability to expand its business and to meet its obligations will be limited.

The development and expansion of PAETEC Holding’s networks will require substantial capital investment. If PAETEC Holding chooses to accelerate the expansion of its business, it will require additional capital. It may also require additional capital to fund payments of its indebtedness as an increasing amount of its indebtedness becomes due and payable. If PAETEC Holding cannot successfully obtain additional financing for necessary purposes on acceptable terms, PAETEC Holding could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. Restrictions under PAETEC Holding’s senior secured credit facilities will limit its ability to incur additional debt and any additional debt may place significant limits on PAETEC Holding’s financial and operating flexibility, or may not be acceptable. Accordingly, PAETEC Holding’s growth prospects, ability to compete and ability to service its debt may be limited.

If PAETEC Holding is unable to manage its business effectively, its prospects for profitable operations will be harmed.

To achieve and sustain operating profitability, PAETEC Holding will have to maintain its revenue, control expenses and otherwise manage its business efficiently. This will place significant demands on PAETEC Holding’s management and other employees, its operational and financial systems, and its internal controls and procedures. If PAETEC Holding fails to manage its operations effectively, PAETEC Holding may experience higher costs of operations, a decline in service quality, the loss of customers, and other limitations that would adversely affect its prospects for profitable operations.

If PAETEC Holding is unable to maintain or enhance its back office information systems, it may not be able to increase its revenue as planned or compete effectively.

Sophisticated back office information systems will be vital to PAETEC Holding’s revenue growth and its ability to monitor costs, bill customers, initiate, implement and track customer orders and achieve operating efficiencies. To increase revenue, PAETEC Holding must select products and services offered by third-party vendors and efficiently integrate those products and services into its existing back office operations. PAETEC Holding may not successfully implement these products, services and systems on a timely basis, and its systems may fail to perform as it expects. A failure or delay in the expected performance of its back office systems could slow the pace of its expected revenue growth or harm its competitiveness by adversely affecting its service quality, which could lead to a loss of existing customers or a failure to attract and retain new customers.

Changes in technology, service offerings and customer preferences could affect PAETEC Holding’s ability to compete in the marketplace for telecommunications and information services.

PAETEC Holding will face rapid and significant changes in technology. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as VoIP applications, broadband services and advanced wireless offerings, could alter the economic conditions under which the telecommunications and information services industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and cell phones, which has resulted in a decline in the volume of voice traffic carried by traditional wireline telecommunications networks and has likely resulted in a decrease in the average minutes of use generated by PAETEC’s and US LEC’s customers. PAETEC Holding expects this trend to continue in the future.

PAETEC Holding’s ability to retain current customers and attract new customers may be highly dependent on whether it is able to deliver new technologies and services that have significant customer acceptance, whether it is able to adopt those new technologies and offer those new services in a timely and effective manner, and whether it is able to compete successfully against other service providers that introduce the same or similar new technologies and offer substantially similar new services. PAETEC Holding cannot predict the effect of technological changes on its business. The development and offering of new services in response to new technologies or consumer demands may require PAETEC Holding to increase its capital expenditures significantly and, therefore, changes in customer preferences may result in a loss of revenue. In addition, new technologies may be protected by patents or other intellectual property laws and therefore may only be available to PAETEC Holding’s competitors and not to PAETEC Holding.

If PAETEC Holding is unable to install additional network equipment or convert its network to more advanced technology, it may not be able to compete effectively.

PAETEC Holding’s long-term business strategy may require it to convert its existing network to a network using more advanced technology. PAETEC Holding may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. PAETEC Holding also may face technological problems that cannot be resolved. If PAETEC Holding is unable successfully to install or operate new network equipment or convert its network to a network using more advanced technology, it may not be able to compete effectively, and its results of operations could be adversely affected.

Network failures or system breaches could cause delays or adversely affect PAETEC Holding’s service quality, which may cause PAETEC Holding to lose customers and revenue.

In operating its network, PAETEC Holding must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for its services and adversely affect its operating results. PAETEC and US LEC have experienced outages, such as temporary switch outages, that have prevented both companies from providing uninterrupted services to some of their customers. Outages such as these have resulted in lost revenue from time to time and could cause PAETEC Holding to lose customers in the future. PAETEC Holding may, in the future, experience similar or more severe outages or other network failures or breaches.

In addition, computer viruses, break-ins, human error, natural disasters and other problems may disrupt PAETEC Holding’s network. The network security and stability measures PAETEC Holding implements may be circumvented in the future or otherwise fail to prevent the disruption of its services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to PAETEC Holding’s customers, which could decrease demand, decrease its revenue and slow its planned expansion.

If PAETEC Holding’s network or other ground facilities are damaged by natural catastrophes or terrorism, its ability to provide services may be interrupted and the quality of its services may be adversely affected.

A major earthquake, hurricane, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage PAETEC Holding’s network, network operations center, central offices or corporate headquarters. Such an event could interrupt PAETEC Holding’s service, adversely affect service quality and harm its business. PAETEC Holding does not have replacement or redundant facilities that it can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to PAETEC Holding’s network could result in degradation of its service for some customers and could result in complete loss of service in affected areas.

If PAETEC Holding does not retain its senior management and continue to attract and retain qualified personnel and independent sales agents, it may not be able to execute its business plan.

PAETEC Holding’s senior management team following completion of the mergers will have extensive experience in the telecommunications industry. As a result, the loss of the services of one or more members of PAETEC Holding’s senior management could impair its ability to execute its strategy, which could hinder its ability to achieve and sustain profitability. PAETEC Holding also could be less prepared to respond to technological or marketing developments, which could reduce its ability to serve its customers and could lower the quality of its services. PAETEC Holding has not entered into employment agreements with, and does not have key-man life insurance covering, any members of its senior management team.

PAETEC Holding faces competition for qualified personnel, including management, technical and sales personnel. PAETEC Holding also relies on a large number of independent sales agents to market and sell its services. If PAETEC Holding is unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force and a substantial number of sales agents, PAETEC Holding may not be able to obtain new customers or sell sufficient amounts of service to execute its business plan.

If PAETEC Holding does not successfully implement its acquisition strategy, any businesses that it may acquire could harm its results of operations and financial condition.

As part of its growth strategy, PAETEC Holding may seek to supplement internal expansion with targeted acquisitions. PAETEC Holding will be subject to various risks in connection with any acquisitions or series of acquisitions, including the following:

•	it may be unable to retain skilled management, technical, sales and back office personnel of acquired companies;

•	customers of acquired companies may resist its marketing programs, pricing levels or services;

•	it may experience difficulties in evaluating the historical or future financial performance of the acquired companies;

•	it may not successfully incorporate the services of acquired businesses into its package of service offerings or successfully integrate the network equipment and operating support systems of acquired businesses;

•	the attention it can devote to any one acquired company may be restricted by its allocation of limited management resources among various integration efforts;

•	its acquisition and integration activities may disrupt its ongoing business activities;

•	it may be unable to maintain uniform standards, controls, procedures and policies throughout all of its acquired companies;

•	it may be unable to successfully manage risks associated with entering new markets in which it has little or no experience;

•	its relationships with vendors may be adversely affected;

•	it may face brand awareness issues related to the acquired assets or customers; and

•	it may face prepayment of assumed liabilities from acquired companies.

Even if acquired companies eventually contribute to an increase in PAETEC Holding’s profitability, the acquisitions may adversely affect its operating results in the short term. PAETEC Holding’s operating results may decrease as a result of transaction-related expenses it records for the period in which it completes an acquisition. PAETEC Holding’s operating results may be further reduced by the higher operating and administrative expenses it may incur in the periods immediately following an acquisition as it seeks to integrate the acquired business into its operations.

PAETEC Holding and other industry participants are frequently involved in disputes over issues that are important to PAETEC Holding’s financial and operational success. Further legislation and regulatory rulemaking are expected to occur as the industry continues to deregulate and as PAETEC Holding enters new markets or offers new products. The introduction of new legislation or regulations adverse to PAETEC Holding could have a material adverse effect on its operations and financial well being.

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressure have resulted in the involvement by numerous industry participants, including PAETEC and US LEC, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to the financial and operational success of PAETEC Holding. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, inter-carrier compensation, access charges applicable to different categories of traffic, including traffic originating from or terminating on wireless networks, the jurisdiction of traffic for inter-carrier compensation purposes, the wholesale services and facilities available to PAETEC Holding, the price PAETEC Holding will pay for those services and facilities, and the regulatory treatment of new technologies and services. PAETEC Holding anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. PAETEC Holding also anticipates that further legislative and regulatory rulemaking will occur at the federal and state level as the industry faces further deregulation and as PAETEC Holding enters new markets or offers new products. New legislation or regulations adverse to PAETEC Holding and changes in governmental policy on issues material to PAETEC Holding each could have a material adverse effect on PAETEC Holding’s financial condition or results of its operations.

The outcome of the FCC pending rule-making proceeding addressing the proper framework for intercarrier compensation could have a material adverse effect on PAETEC Holding’s results of operations, cash flow and financial position.

Intercarrier compensation, including exchange access and reciprocal compensation, are currently the subject of an ongoing proceeding before the FCC designed to reform the way carriers and service providers pay other carriers and providers for the use of their respective networks. A recent filing at the FCC, known commonly as the Missoula Plan, is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. The Missoula Plan provides a comprehensive proposal to reduce and unify interstate and intrastate, originating and terminating usage-sensitive intercarrier compensation rates for all traffic. If adopted, the Missoula Plan would create three classes of carriers and set forth a timetable for the unification of rates within each respective class. Class 1 consists of the regional bell operating companies and their competitors, including competitive carriers such as PAETEC and US LEC, and wireless, cable and VoIP operators; Class 2 consists of mid-size wireline incumbents; and Class 3 consists of rural telephone companies. If adopted by the FCC, the plan could have a material adverse effect on PAETEC Holding’s access revenues, network capital expenditures and costs of sales. PAETEC Holding cannot predict the effect that the implementation of the Missoula Plan would have on its business or results of operations, although significant changes to the current rules governing intercarrier compensation could have a material adverse effect on PAETEC Holding’s ability to bill and collect reciprocal compensation and access fees.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC,” “PAETEC’s Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of US LEC,” “US LEC’s Business” and elsewhere in this joint proxy statement/prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, financial position, levels of activity, performance or achievements of PAETEC, US LEC or PAETEC Holding to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss the companies’ future expectations, contain projections of the companies’ future results of operations or of the companies’ financial positions, or state other forward-looking information. PAETEC, US LEC and PAETEC Holding believe that it is important to communicate this information to the companies’ investors. However, there may be events in the future that PAETEC, US LEC and PAETEC Holding are not able to control or predict accurately. The risks described under “Risk Factors,” as well as any cautionary language in this joint proxy statement/prospectus, provide examples of risks, uncertainties and events that may cause the companies’ actual results to differ materially from the expectations that PAETEC, US LEC or PAETEC Holding describe in the forward-looking statements. These risks, uncertainties and events include, but are not limited to:

•	changes in regulation and the regulatory environment;

•	competition in the markets in which the companies operate;

•	the continued availability of necessary network elements from competitors of the companies;

•	the ability of the companies to raise capital in the future;

•	the ability of the companies to manage and grow the business and execute the acquisition strategy;

•	changes in customer preferences and the ability of the companies to adapt the companies’ product and service offerings;

•	the ability of the companies to convert the existing networks of PAETEC and US LEC to networks with more advanced technology;

•	effects of network failures, system breaches and natural catastrophes, terrorism and other interruptions;

•	the ability of the companies to service the companies’ indebtedness;

•	covenants in agreements governing the indebtedness of the companies that limit the discretion of the companies’ managements in the operation of their businesses; and

•	the costs associated with being a public company.

You should be aware that the occurrence of the events described in these risk factors and elsewhere in this joint proxy statement/prospectus could have a material adverse effect on the business, results of operations and financial position of the companies.

PAETEC, US LEC and PAETEC Holding cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on the forward-looking statements included in this joint proxy statement/prospectus, which apply only as of the date of this joint proxy statement/prospectus. PAETEC, US LEC and PAETEC Holding expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this joint proxy statement/prospectus, to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PAETEC

You should read the following discussion and analysis together with PAETEC’s consolidated financial statements and related notes and the other financial information that appear elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those described in “Risk Factors.” PAETEC’s actual results may differ materially from those expressed in or implied by these forward-looking statements.

Overview

PAETEC is a provider of integrated communications services, including local and long distance voice services, data and Internet services, and software applications, network integration and managed services. PAETEC currently provides these services to approximately 16,700 medium-sized and large businesses, institutions and other communications-intensive users within its 29-market service area. PAETEC currently has approximately 1,300 employees, including approximately 280 direct sales professionals.

Since its formation in 1998, PAETEC has broadened its range of service offerings, developed and installed its network and back office systems, and expanded its customer base. PAETEC’s net losses during its initial years of operations were largely attributable to the costs associated with developing PAETEC’s back office and sales capabilities. PAETEC first achieved annual operating income in 2002 and first achieved annual net income in 2003. PAETEC generated net income of $6.7 million for the six months ended June 30, 2006, which included operating charges of $15.0 million and non-operating charges of approximately $5.1 million attributable to a leveraged recapitalization transaction completed on June 12, 2006, and a non-cash charge of $1.7 million, net of a deferred income tax benefit of $0.2 million, related to stock-based compensation, which were partially offset by non-operating income of $10.8 million related to the change in fair value ascribed to the conversion right of the PAETEC’s Series A convertible redeemable preferred stock. PAETEC generated net income of $14.5 million for the year ended December 31, 2005, which included a non-operating charge of $10.8 million attributable to an increase in fair value ascribed to the conversion right of its Series A convertible redeemable preferred stock and a one-time operating charge of $4.6 million for costs related to the withdrawn initial public offering and the related terminated new senior secured credit facility. PAETEC generated net income of $77.6 million for 2004, which included a net income tax benefit of $38.2 million associated with its recognition of a deferred income tax asset in the third quarter of 2004. As of June 30, 2006, PAETEC had outstanding debt obligations of $ 375.2 million and cash and cash equivalents of $33.3 million. Since the fourth quarter of 2002, PAETEC has generated sufficient cash flow from operations to fund its capital expenditures and service its debt.

Since PAETEC’s formation, it has experienced substantial growth, increasing its total revenue from $23.3 million for 1999 to $509.4 million for 2005 and $286.4 million for the six months ended June 30, 2006. PAETEC believes that its focus on providing services to medium-sized and large end-user customers has been instrumental to its continued revenue growth. Revenue generated by end-user customers represents all of PAETEC’s network services revenue and integrated solutions offerings revenue and represented approximately 85% of PAETEC’s total revenue for 2005 and for the six months ended June 30, 2006. PAETEC’s carrier services business generated the remainder of its revenue for these periods.

To supplement PAETEC’s internal growth, the company pursues an acquisition strategy that it believes will allow it to increase penetration of its current markets, expand into new markets and enhance its ability to sell and deliver value-added services. In accordance with this strategy, PAETEC focuses its acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers. From November 1998 through June 2006, PAETEC acquired all of the outstanding stock of four businesses and the customer bases or other assets of four additional businesses. The operating results attributable to these acquisitions are included in PAETEC’s consolidated statements of operations from the dates of those acquisitions.

PAETEC’s senior management team manages the company’s business as a consolidated entity. All of PAETEC’s products and services, sales channels and targeted customer bases are similar or related, and all of PAETEC’s products and services are supported by similar network operations, back office systems and technology requirements. PAETEC accordingly operates and manages its business as one segment.

Revenue

PAETEC derives revenue from sales of its network services, carrier services and integrated solutions services. PAETEC derives most of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network services.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance.

Usage-based fees consist of fees paid by PAETEC’s network services customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as “reciprocal compensation” when PAETEC terminates local calls made by their customers, and access fees paid by carriers for long distance calls PAETEC originates or terminates. Access revenue, which represents revenue generated by access fees and reciprocal compensation, represented 11% of PAETEC’s total revenue for the six months ended June 30, 2006, compared to 12% for the six months ended June 30, 2005, 12% of PAETEC’s total revenue for 2005, 17% of PAETEC’s total revenue for 2004 and 22% of PAETEC’s total revenue for 2003. Reciprocal compensation constituted approximately 3% of PAETEC’s total revenue for the six months ended June 30, 2006 and June 30, 2005, 3% of PAETEC’s total revenue for 2005, 4% of PAETEC’s total revenue for 2004 and 6% of PAETEC’s total revenue for 2003. Most of PAETEC’s access fees and reciprocal compensation for these periods were generated by PAETEC’s carrier services. Access revenue, as a percentage of carrier services revenue, decreased to 48% in the six months ended June 30, 2006 from 50% for the six months ended June 30, 2005. Access revenue was 49% in 2005, 59% in 2004, and 63% in 2003. Access revenue, as a percentage of network services revenue, decreased to 5% in the six months ended June 30, 2006 from 6% for the six months ended June 30, 2005. Access revenue was 5% in 2005, 9% in 2004, and 14% in 2003. The decrease in access fees and reciprocal compensation in the six-month periods was principally due to a shift in product mix.

With respect to any customer, the monthly recurring fees and usage-based fees generated by sales of PAETEC’s network services and carrier services tend to be relatively consistent from month to month, subject to changes in the calling patterns of the customer’s business. These fees generally are based on the number of digital T1 transmission lines used by the customer. Because PAETEC believes that the cumulative number of digital T1 transmission lines in service provides accurate information with respect to its future revenue, the company uses data with respect to the cumulative number of digital T1 transmission lines PAETEC has in service from period to period to assist it in evaluating revenue trends related to its network services and carrier services businesses.

Network Services. PAETEC delivers integrated communications services, including local services, long distance services and data and Internet services, to end-users on a retail basis, which the company refers to as its network services. Revenue from network services represented approximately 79% of PAETEC’s total revenue for the six months ended June 30, 2006 and June 30, 2005. Revenue from network services represented approximately 79% of PAETEC’s total revenue for 2005, 77% of PAETEC’s total revenue for 2004 and 73% of PAETEC’s total revenue for 2003. PAETEC’s network services revenue consists primarily of monthly recurring fees and usage-based recurring fees. PAETEC recognizes revenue during the period in which the revenue is earned. PAETEC’s network services also generate non-recurring service activation and installation fee revenues, which it receives upon initiation of service. PAETEC defers recognition of these revenues and amortizes them over the average customer life, primarily three years.

Carrier Services. PAETEC generates revenue from wholesale sales of communications services to other communications businesses, which the company refers to as its carrier services. Revenue from carrier services represented approximately 15% of PAETEC’s total revenue for the six months ended June 30, 2006 and June 30, 2005. Carrier services revenue represented approximately 15% of PAETEC’s total revenue for 2005, 17% of PAETEC’s total revenue for 2004, and 20% of PAETEC’s total revenue for 2003.

PAETEC’s carrier services revenue consists primarily of monthly recurring fees and usage-based fees. Usage-based fees for PAETEC’s carrier services consist primarily of the interstate and intrastate access fees the company receives from other communications providers when it originates or terminates long-distance calls made by their customers and the reciprocal compensation fees PAETEC receives from incumbent carriers when it terminates local calls made by their customers.

Access Fee and Reciprocal Compensation Revenue Generated by Network Services and Carrier Services. PAETEC generates access fees when PAETEC’s switching facilities provide a connection between a long distance carrier and an end user. The FCC historically has regulated the access rates imposed by incumbent carriers, while providing less regulation of the access rates of competitive carriers. In April 2001 and again in May 2004, the FCC issued two orders regulating the interstate access rates of competitive carriers. Under the rules imparted by the 2001 order, PAETEC’s interstate rates were reduced in tiered increments to eventual parity with the rates of the incumbent carriers in each of the company’s service areas. Beginning in June 2004, in accordance with the 2001 order, PAETEC has designed its rates for interstate services provided to its own end users to equal the rates charged by the competing incumbent carrier for functionally equivalent access services, including all applicable fixed and traffic-sensitive charges. In the May 2004 order, the FCC announced a new rule that limits the access fees competitive carriers like PAETEC are able to collect from a long distance carrier in situations where the competitive carriers do not provide service directly to the end user. This new rule specifically targeted traffic that competitive carriers handle for wireless carriers and provided that competitive carriers could charge no more than incumbent carriers for these services.

State regulatory commissions historically have regulated the intrastate access rates imposed by incumbent carriers but have regulated the intrastate access rates of competitive carriers less significantly. Several state regulatory commissions have begun to analyze intrastate access rates of competitive carriers and those ongoing proceedings may result in a change to the rates PAETEC assesses to long distance carriers for use of the company’s in-state networks.

Both the FCC and state regulatory commissions continue to review rules regarding the compensation local carriers pay to other local carriers for termination of local telephone calls, known as reciprocal compensation. Rates and terms for reciprocal compensation are based on agreements between PAETEC and other local carriers and supported by federal and state regulatory and judicial rulings. The company is engaged in continuing discussions with large incumbent carriers, among others, to perpetuate its contractual arrangements for reciprocal compensation in relevant service territories.

All forms of intercarrier compensation, both exchange access and reciprocal compensation, are now the subject of a generic proceeding at the FCC designed to reform the way carriers and providers pay other carriers and providers for use of their respective networks. A recent filing at the FCC, known commonly as the Missoula Plan, is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. If implemented, such a plan could have a substantial effect on PAETEC’s access revenues, network capital expenditures and cost of sales. PAETEC is currently evaluating the plan to assess its potential effect on the company. Access fees and reciprocal compensation, as a percentage of total revenue, decreased to 11% for the 2006 six-month period from 12% for the 2005 six-month period, 12% for 2005, 17% for 2004 and 23% for 2003. Absent further rate reductions that may result from an ongoing federal review of compensation between carriers for both access fees and reciprocal compensation, PAETEC expects that the revenue it generates from access fees and reciprocal compensation as a percentage of total revenue will first stabilize at 2005 levels and then decline at a slower rate. Any future mandated rate decreases could further adversely affect the company’s carrier services revenue and could adversely affect its gross margins and operating cash flow.

Integrated Solutions. PAETEC derives revenue from sales to retail end-user customers of telecommunications equipment and software and related services. Revenue from these “integrated solutions” represented approximately 6% of PAETEC’s total revenue for the six months ended June 30, 2006 and June 30, 2005 and for 2005 and 2004. Integrated solutions revenue represented 7% of total revenue for 2003.

A portion of PAETEC’s integrated solutions revenue consists of fees its customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes revenue for equipment sales and system design and installation services upon delivery and acceptance of the underlying equipment.

PAETEC derives an additional component of its integrated solutions revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery of the software. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees on a pro rata basis over the length of the underlying maintenance contract. PAETEC recognizes training fees after it fulfills the training obligation.

Cost of Sales

PAETEC provides its network services and carrier services by using electronic network components that it owns and telephone and data transmission lines that it leases from other telecommunication carriers. PAETEC’s cost of sales for these services consists primarily of leased transport charges and usage costs for local and long distance calls. PAETEC’s leased transport charges are the payments it makes to lease the telephone and data transmission lines that the company uses to connect its customers to its network and to connect its network to the networks of other carriers. Usage costs for local and long distance are the costs that PAETEC incurs for calls made by its customers. Cost of sales for PAETEC’s integrated solutions also include the costs it incurs in designing systems and purchasing and installing equipment.

Selling, General and Administrative Expenses

PAETEC’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses

On September 16, 2005, PAETEC withdrew its registration statement filed with the SEC on April 22, 2005 related to a proposed initial public offering. As a result, PAETEC wrote off during 2005 approximately $4.6 million of costs related to the withdrawn initial public offering and associated withdrawn new senior secured credit facility.

Recapitalization Related Costs

On June 12, 2006, PAETEC completed a leveraged recapitalization in which, among other transactions, it repurchased all outstanding shares of its Series A convertible redeemable preferred stock, and specified outstanding shares of Class A common stock, for a purchase price payable in cash. PAETEC funded the purchase price in part with proceeds of borrowings under new senior secured credit facilities obtained by PAETEC. Immediately before the Series A preferred stock repurchase, specified shares of the Series A preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A preferred stock. In addition, as part of the leveraged recapitalization, holders of PAETEC’s Class B common stock agreed to convert all of the outstanding shares of Class B common stock into an equal number of shares of Class A common stock and to receive a total of 3.4 million additional shares of Class A common stock in connection with the conversion. The leveraged recapitalization also included PAETEC’s cash repurchase of specified options to purchase Class A common stock issued in connection with PAETEC’s acquisition by merger of Campuslink Communications Systems, Inc. To induce specified initial stockholders of PAETEC to provide the consents, approvals, waivers, releases and other agreements necessary to complete the other leveraged recapitalization transactions, PAETEC issued and sold 690,065 shares of Class A common stock for no additional consideration to these initial stockholders. PAETEC used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to complete the leveraged recapitalization transactions and to pay off or refinance substantially all of the company’s then existing debt, including its then-existing senior secured credit facility and capital leases.

PAETEC’s board of directors approved the grant of equity-based and cash incentive awards to certain senior executives for services in connection with the leveraged recapitalization, and to promote the retention of the executives following the completion of the leveraged recapitalization. These awards included total cash retention bonuses of $5.0 million, which were paid upon completion of the leveraged recapitalization. If an executive’s employment with PAETEC is terminated other than as a result of death or disability, or with respect to some executives, by the executive for specified good reasons, the executive is obligated to repay 1/36th of the amount of the cash bonus for each calendar month less than 36 full calendar months following June 2006 that the executive was not employed by PAETEC. As of June 30, 2006, the cash retention bonuses were being amortized over a three-year period based on the repayment feature, which was terminated with respect to all covered executives in August 2006. These awards also included the issuance of restricted stock units for 4.0 million shares of Class A common stock, which will vest on the third anniversary of the date of grant.

Series A Repurchase

As part of the leveraged recapitalization, the Series A preferred stockholders converted 50,045 outstanding shares of Series A preferred stock into 6,672,638 shares of Class A common stock immediately before PAETEC’s repurchase of the remaining 83,955 outstanding shares of Series A preferred stock, including accrued dividends, for cash. The total cash paid by PAETEC in connection with the conversion and repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A preferred stock.

In accordance with Emerging Issues Task Force Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A preferred stock was accounted for as a redemption. As a result, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying value of the Series A preferred stock on PAETEC’s balance sheet on the date of the repurchase of $33.8 million was subtracted from net income (loss) for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during the three months ended June 30, 2006.

Class A Repurchase

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on June 12, 2006 of $45.7 million, or $6.98 per share, was accounted for as the cost of the shares and was included in treasury stock within PAETEC’s total stockholders’ deficit at June 30, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense during the three months ended June 30, 2006.

Class B Conversion and Additional Shares

As part of the leveraged recapitalization, specified Class B common stockholders agreed to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of shares of

Class A common stock in accordance with the terms of the PAETEC restated certificate of incorporation and to receive in the future a total of 3.4 million additional shares of Class A common stock in connection with the conversion. PAETEC anticipates that these additional shares will be issued before the completion of the mergers. PAETEC determined that the fair value of the shares of Class B common stock on June 12, 2006 was equal to the fair value of the Class A common stock received by the Class B stockholders. See note 3 to PAETEC’s unaudited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus for additional information regarding the conversion of the Class B common stock.

Campuslink Options

As part of the leveraged recapitalization, PAETEC purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock at a cash purchase price of $6.38 per share of Class A common stock subject to each repurchased option. In accordance with Statement of Financial Accounting Standards No. 123(R), the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization related costs in PAETEC’s condensed consolidated statements of operations and comprehensive (loss) income for the three and six months ended June 30, 2006. PAETEC determined the fair value of the options immediately before the repurchase using the Black-Scholes option-pricing model using the following assumptions: a fair market value of Class A common stock immediately before the repurchase of $6.98 per share; an exercise price of $2.50 per share; an expected life of 0.25 years; an annualized volatility of 71%; and a risk free interest rate of 4.93%.

Initial Stockholder Sale

To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to complete the leveraged recapitalization, PAETEC issued to these initial stockholders for no additional consideration 690,065 shares of Class A common stock. The fair value of these shares of Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization related costs in PAETEC’s condensed consolidated statements of operations and comprehensive (loss) income for the six months ended June 30, 2006.

Fair Value of Common Stock

PAETEC determined the illiquid, non-marketable fair value of its Class A common stock at June 12, 2006 based upon its capitalization structure after the leveraged recapitalization utilizing the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. This analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects both weighted average cost of capital and the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the illiquid, non-marketable fair value of the Class A common stock was equal to $3.80 per share on June 12, 2006.

PAETEC determined the liquid, marketable fair value of the Class A common stock at June 12, 2006 based upon its capitalization structure immediately prior to the leveraged recapitalization, using the Class A common stock price negotiated as part of the leveraged recapitalization. PAETEC assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis applied to determine the fair value of the Class A common stock from time to time in connection with granting stock options to employees. However, this analysis used PAETEC’s projected future cash flows, discounted at a rate that reflects weighted average cost of capital, and did not include a discount for the lack of liquidity of the Class A common stock, and an implied market value analysis based on the stock price performance of comparable public peers within the competitive carrier industry. Based on this analysis, PAETEC determined that the liquid, marketable fair value of the Class A common stock based upon its capitalization structure immediately prior to the leveraged recapitalization was $6.98 per share. This price was used to determine the accounting impact of the Class B common stock conversion transaction and the repurchase of the shares and options from the former stockholders of Campuslink Communications, as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases

As part the leveraged recapitalization, PAETEC incurred borrowings under new senior secured credit facilities that consist of a first lien term loan of $275.0 million, which includes a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million. PAETEC applied the proceeds from the new senior credit facilities, in part, to make some or all of the total cash payments pursuant to the leveraged recapitalization and to repay or refinance all outstanding principal and interest under its then-existing $100.0 million senior secured credit facility of $100.0 million and $18.6 million of capital leases. In addition, PAETEC extinguished its interest rate swaps related to the foregoing indebtedness.

The following table shows PAETEC’s cash and cash equivalents and capitalization as of June 30, 2006 after the completion of the leveraged recapitalization:

	March 31, 2006	June 30, 2006
	(in thousands, except share and per share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006;	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

Depreciation and Amortization

Depreciation and amortization include depreciation of PAETEC’s telecommunications network and equipment, computer hardware and purchased software, office equipment, furniture and fixtures, leasehold improvements, and amortization of intangible assets.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right

The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represents an embedded derivative. The change in fair value of Series A convertible redeemable preferred stock conversion right represents the change in fair value of this embedded derivative during the applicable period. All outstanding shares of the Series A convertible redeemable preferred stock were repurchased or converted into PAETEC common stock pursuant to the June 2006 recapitalization.

Interest Expense

Interest expense includes interest due on borrowings under PAETEC’s senior secured credit facilities, amortization of debt issuance costs, interest due on PAETEC’s note payable and capital leases, and the change in fair value of interest rate swaps that were not accounted for using hedge accounting, and the ineffective portion of the gain or loss associated with the company’s interest rate swap derivatives.

Other Income, Net

Other income, net includes investment and other financing income.

Accounting for Income Taxes

PAETEC recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, PAETEC determines deferred income tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which it expects the differences to reverse. If necessary, PAETEC reduces deferred income tax assets by a valuation allowance to an amount that it determines is more likely than not to be recoverable. PAETEC makes significant estimates and assumptions about future taxable income and future tax consequences to determine the amount of the valuation allowance.

Stock-Based Compensation

PAETEC’s employees participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan and the PAETEC Corp. 1998 Incentive Compensation Plan. PAETEC’s officers also participate in the PAETEC Corp. Executive Incentive Plan, which the company adopted on June 7, 2006 also in connection with the leveraged recapitalization. The Executive Incentive Plan provides for the issuance of restricted stock units for a total of 4.0 million shares of Class A common stock, all of which were issued in connection with the leveraged recapitalization. No future awards will be issued under the Executive Incentive Plan.

Effective January 1, 2006 PAETEC adopted the fair value recognition provisions of Statement of Financial Accounting Standards, or “SFAS”, No. 123(R), Share-Based Payment, using the modified prospective method and, therefore, the company has not restated prior periods’ results. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123, Accounting for Stock-Based Compensation. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award.

For the six months ended June 30, 2006, the total compensation expense related to the PAETEC Corp. 2001 Stock Option and Incentive Plan was $1.5 million, net of a deferred income tax benefit of $0.1 million. As of June 30, 2006, there was $5.7 million of total unrecognized stock-based compensation expense related to unvested stock-based compensation arrangements granted under the PAETEC’s equity incentive plans. That expense is expected to be recognized over a weighted-average period of 1.4 years. Before the adoption of SFAS 123(R), PAETEC accounted for share-based payments using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. When options were granted with exercise prices below fair value, compensation expense was recorded for awards of options over the period earned. However, in most cases, PAETEC did not recognize any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of the company’s underlying Class A common stock on that date.

For the six months ended June 30, 2006, the total compensation expense related to the Executive Incentive Plan was $0.2 million, net of a deferred income tax benefit of $0.1 million. As of June 30, 2006, there was unrecognized stock-based compensation expense of $14.7 million related to non-vested stock unit awards. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Free Cash Flow Presentation

Free cash flow, as defined by PAETEC, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow, as defined by PAETEC, may not be similar to free cash flow measures presented by other companies, is not a financial measurement prepared in accordance with accounting principles generally accepted in the United States of America and should be considered in addition to, but not as a substitute for, the information contained in PAETEC’s statement of cash flows presented in its consolidated financial statements. PAETEC’s management believes free cash flow provides a measure of its ability, after making its capital expenditures and acquisition expenditures, to meet scheduled debt payments. PAETEC’s management uses free cash flow to monitor the effect of the company’s operations on its cash reserves and its ability to generate sufficient cash flow to fund PAETEC’s scheduled debt maturities and other financing activities, including potential discretionary refinancings and retirements of debt. Because free cash flow represents the amount of cash generated or used in operating activities and investing activities before deductions for scheduled debt maturities, dividend payments and other fixed obligations, such as capital leases and vendor financing arrangements, and because it is not a financial measurement prepared in accordance with accounting principles generally accepted in the United States of America, you should not use it as a measure of the amount of cash available for discretionary expenditures. Free cash flow should not be considered an alternative to net cash provided by operating activities, as calculated in accordance with accounting principles generally accepted in the United States of America, as a measure of liquidity.

Adjusted EBITDA Presentation

Adjusted EBITDA represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, withdrawn initial public offering and related terminated new senior secured credit facility expenses, change in fair value of Series A convertible redeemable preferred stock conversion rights, leveraged recapitalization costs, stock-based compensation and loss on extinguishment of debt. PAETEC has included data with respect to adjusted EBITDA because the company’s management evaluates and projects the performance of PAETEC’s business using several measures, including adjusted EBITDA. PAETEC’s management considers adjusted EBITDA to be an important supplemental indicator of PAETEC’s operating performance, particularly as compared to the operating performance of its competitors, because this measure eliminates many differences among companies in financial, capitalization and tax structures, capital investment cycles and ages of related assets, as well as some recurring non-cash and non-operating charges to net income or loss. For these reasons, PAETEC’s management believes that adjusted EBITDA provides important supplemental information to investors regarding PAETEC’s operating performance and facilitates comparisons by investors between the operating performance of the company and the operating performance of its competitors. PAETEC’s management believes that consideration of adjusted EBITDA should be supplemental, because adjusted EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, may not be comparable to similar titled measures reported by other companies and has limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect PAETEC’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with PAETEC’s indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that PAETEC’s management considers not indicative of its ongoing operations; and

•	not all of the companies in PAETEC’s industry may calculate adjusted EBITDA in the same manner in which the company calculates adjusted EBITDA, which limits its usefulness as a comparative measure.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s results calculated in accordance with accounting principles generally accepted in the United States of America to evaluate its operating performance, and by considering independently the economic effects of the foregoing items that are not reflected in adjusted EBITDA. As a result of these limitations, adjusted EBITDA should not be considered as an alternative to net income (loss), as calculated in accordance with accounting principles generally accepted in the United States of America, as a measure of operating performance, nor should it be considered as an alternative to cash flows as a measure of liquidity.

Results of Operations

The following table presents selected financial and operational data for the first and second fiscal quarter of 2006 and each fiscal quarter of 2005 and 2004:

	2004				2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands, except for share data and operating data)
Financial Data:
Revenue:
Network Services	$75,588	$76,275	$79,852	$85,016	$92,798	$100,160	$102,360	$105,399	$111,335	$114,030
Carrier Services	18,493	19,261	16,378	16,635	17,311	19,089	20,404	19,881	21,260	21,453
Integrated Solutions	6,317	6,830	5,782	7,244	8,340	7,596	7,188	8,898	8,180	10,130

Total	$100,398	$102,366	$102,012	$108,895	$118,449	$126,845	$129,952	$134,178	$140,775	$145,613

Net income (loss)	$11,686	$11,866	$48,538	$5,545	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)

Income (loss) per common share (1) (2):
Basic	$0.18	$0.18	$0.95	$0.04	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)
Diluted	$0.16	$0.16	$0.88	$0.04	$0.06	$(0.24)	$0.03	$0.04	$0.18	$(1.42)

Free cash flow (3):
Net cash provided (used) by operating activities	$12,562	$18,872	$15,265	$11,195	$17,100	$13,112	$14,321	$19,918	$14,606	$(3,731)
Net cash used in investing activities	(5,612)	(4,757)	(18,496)	(9,735)	(7,401)	(8,757)	(9,142)	(6,508)	(9,103)	(11,276)

Free cash flow	$6,950	$14,115	$(3,231)	$1,460	$9,699	$4,355	$5,179	$13,410	$5,503	$(15,007)

Adjusted EBITDA (4)	$19,489	$20,135	$16,197	$17,829	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129
Adjusted EBITDA, as a percentage of total revenue (4)	19.4%	19.7%	15.9%	16.4%	17.0%	16.5%	16.4%	14.6%	15.9%	17.3%

Operating data (as of period end):
Total digital T1 transmission lines installed (net) (5):
By quarter	1,209	1,820	2,926	1,937	2,451	2,803	2,482	2,539	2,630	2,600
Cumulative	23,663	25,483	28,409	30,346	32,797	35,600	38,082	40,621	43,251	45,851

Total access line equivalents installed (5):
By quarter	29,016	43,680	70,224	46,488	58,824	67,272	59,568	60,936	63,120	62,400
Cumulative	567,912	611,592	681,816	728,304	787,128	854,400	913,968	974,904	1,038,024	1,100,424

Network services digital T1 transmission lines installed (cumulative) (6)	17,997	19,365	21,651	23,266	25,389	27,754	29,962	32,169	34,507	36,616

Percentage of network services digital T1 transmission lines disconnected (7)	2.5%	2.0%	2.3%	1.8%	1.7%	1.3%	2.0%	1.9%	2.1%	2.4%

(1)	Information is calculated for each quarter as a stand-alone period, and the sum of the four quarters in any year may not equal PAETEC’s reported results for that year.
(2)	For the four quarters of 2005 and the first quarter of 2006, basic and diluted income per share is calculated using the “two-class” method, in accordance with EITF No. 03-06, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was the convertible redeemable preferred stock that was outstanding in those periods. During the second quarter of 2006, as part of the leveraged recapitalization, PAETEC converted or repurchased all of the outstanding convertible redeemable preferred stock. At June 30, 2006 there were no participating securities outstanding and, therefore, the “two-class” method of calculating basic and diluted income per share does not apply to that period.
(3)	Free cash flow, as defined by PAETEC, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow is not a financial measurement prepared in accordance with generally accepted accounting principles. See “—Overview—Free Cash Flow Presentation” for PAETEC’s reasons for including free cash flow data in this joint proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement.
(4)	Adjusted EBITDA represents net income (loss) before interest, provision for (benefit from) income taxes, depreciation and amortization, withdrawn initial public offering and related terminated new senior secured credit facility expenses, change in fair value of Series A convertible redeemable preferred stock conversion right, stock-based compensation, leveraged recapitalization costs and loss on extinguishment of debt. Adjusted EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles. See “—Overview—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data in this joint proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income, as net income is calculated in accordance with generally accepted accounting principles:

	2004				2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands)
Net income (loss)	$11,686	$11,866	$48,538	$5,545	$6,658	$(3,274)	$5,208	$5,882	$12,526	$(5,814)

Add back non-EBITDA items included in net income (loss):
Depreciation and amortization	5,198	5,204	5,546	6,860	6,870	7,202	7,159	7,845	7,593	8,586
Interest expense, net of interest income	2,279	2,654	2,775	2,657	2,503	2,010	2,168	2,386	2,199	3,778
Provision for income taxes	326	411	(40,662)	2,767	4,143	4,399	2,899	2,683	4,672	2,826

EBITDA	19,489	20,135	16,197	17,829	20,174	10,337	17,434	18,796	26,990	9,376

Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	—	—	10,597	(772)	953	(5,496)	(5,281)
Stock-based compensation	—	—	—	—	—	—	—	—	932	960
Withdrawn initial public offering and related terminated new senior secured credit facility expenses	—	—	—	—	—	—	4,665	(112)	—	—
Leveraged recapitalization costs	—	—	—	—	—	—	—	—	—	14,993
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	5,081

Adjusted EBITDA	$19,489	$20,135	$16,197	$17,829	$20,174	$20,934	$21,327	$19,637	$22,426	$25,129

(5)	An access line is a telephone line that extends from one of PAETEC’s central offices to a customer’s premises. PAETEC connects customers to its network by leasing digital T1 telephone and data transmission lines linking PAETEC’s customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. PAETEC calculates the number of access line equivalents it has installed by multiplying the number of digital T1 transmission lines PAETEC has installed by 24. A portion of the increase in digital T1 transmission lines and access line equivalents in the third quarter of 2004 was attributable to the 700 digital T1 transmission lines used by customers that the company acquired from Covista Communications in August 2004.
(6)	Represents the number of digital T1 transmission lines installed by PAETEC’s network services business.
(7)	Represents the number of network services digital T1 transmission lines disconnected during the period as a percentage of network services digital T1 transmission lines installed as of the end of the period.

Six Months Ended June 30, 2006 Compared With Six Months Ended June 30, 2005

Revenue. Total revenue increased $41.1 million, or 17%, to $286.4 million for the 2006 six-month period from $245.3 million for the 2005 six-month period. Revenue from network services increased $32.4 million, or

17%, to $225.4 for the 2006 six-month period from $193.0 million for the 2005 six-month period. Revenue from carrier services increased $6.3 million, or 17%, to $42.7 million for the 2006 six-month period from $36.4 million for the 2005 six-month period. Revenue from integrated solutions increased $2.4 million, or 15%, to $18.3 million for the 2006 six-month period from $15.9 million for the 2005 six-month period.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service, from 35,600 lines as of June 30, 2005 to 45,851 lines as of June 30, 2006. Of the lines in service as of June 30, 2006, approximately 80% were attributable to PAETEC’s network services business and approximately 20% were attributable to its carrier services business. In addition, PAETEC’s acquisition of American Long Lines, Inc. in February 2005 accounted for approximately $2.5 million of the increase in total revenue for the 2006 six-month period.

Cost of Sales. Cost of sales increased to $137.2 million for the 2006 six-month period from $110.5 million for the 2005 six-month period. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In the 2005 six-month period, cost of sales also included a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during the 2005 six-month period and included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, the company did not believe that it would achieve the level of cumulative purchases required to earn the credit. During the 2005 six-month period, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that it had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million. Cost of sales in the 2005 six- month period also included the effects of a credit of $0.9 million PAETEC recognized from a litigation settlement.

Leased transport charges increased to $91.4 million, or 67% of cost of sales, for the 2006 six-month period from $73.6 million, or 67% of cost of sales, for the 2005 six-month period. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2006. The decrease in leased transport charges as a percentage of cost of sales for the 2006 three-month period was primarily attributable to a shift in product mix.

Usage costs for local and long distance calls increased to $34.4 million, or 25% of cost of sales, for the 2006 six-month period from $26.9 million, or 24% of cost of sales, for the 2005 six-month period. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2006, and was partially offset by a decrease in the average usage rates the company is charged by network providers. The increase in usage costs as a percentage of cost of sales for the 2006 six-month period was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue increased from 45% for the 2005 six-month period to 48% for the 2006 six-month period. This increase was primarily attributable to investments in PAETEC’s network on new products and a credit the company received from one of its largest suppliers during the 2005 six-month period, as previously discussed. These increases were partially offset by the amount of voice and data services that PAETEC provided using its own network and facilities, and network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers.

Selling, General and Administrative Expense. Selling, general and administrative expenses increased to $104.6 million for the 2006 six-month period from $94.3 million for the 2005 six-month period. The increase was primarily attributable to an increase in salaries, wages and benefits of $3.0 million mainly due to an increase in PAETEC’s total number of employees from approximately 1,200 at June 30, 2005 to approximately 1,300 at June 30, 2006, an increase of $2.6 million in sales commissions related to increased total revenue, and increase in stock-based compensation of approximately $1.9 million due to the adoption of SFAS No. 123(R) in 2006, an increase of approximately $0.8 million in computer hardware maintenance costs related primarily to additional computer equipment in service, and an increase of approximately $0.3 million in other outside services. In addition, the 2006 six-month period includes a compensation charge of approximately $0.1 million for the amortization of the prepaid cash retention bonuses issued in connection with the leveraged recapitalization. Selling, general and administrative expenses as a percentage of total revenue decreased to 37% for the 2006 six-month period from 38% for the 2005 six-month period primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which it has hired new employees.

Recapitalization Related Costs. In the six-month period ended June 30, 2006, PAETEC’s operating expenses include charges of approximately $15.0 million for costs related to the leveraged recapitalization, including transaction costs of approximately $0.9 million.

Depreciation and Amortization. Depreciation and amortization expense increased to $16.2 million for the 2006 six-month period from $14.1 million for the 2005 six-month period. The increase was primarily attributable to increased depreciation expense resulting from an increase of $47.2 million in gross property and equipment since June 30, 2005 as part of PAETEC’s network deployment and maintenance. The increase in depreciation and amortization expense was offset in part as PAETEC ceased to record depreciation on some of its older equipment that had reached the end of its useful life.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right resulted in income of $10.8 million compared to an expense of $10.6 million in the 2005 six-month period.

Subsequent to the end of the second quarter of 2005, but before the issuance of its second quarter 2005 financial statements, PAETEC withdrew its registration statement that it filed with the SEC on April 22, 2005, and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right, as the company believed it would be able to convert the Series A convertible redeemable preferred stock into common stock before the holders of the preferred stock would be able to require PAETEC to repurchase the preferred stock at fair value. From the second quarter of 2005 through March 31, 2006 the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of PAETEC’s stock.

As a result of PAETEC’s repurchase of all outstanding Series A preferred stock pursuant to the leveraged recapitalization, the Series A preferred stock conversion right no longer exists. The fair value of the Series A preferred stock conversion right was zero as of June 12, 2006, as a result of the completion of the leveraged recapitalization. The change in fair value from March 31, 2006 to June 12, 2006 was recorded as income in the period ended June 30, 2006.

Loss on Extinguishment of Debt. As a result of the leveraged recapitalization, PAETEC incurred a loss on debt extinguishment of approximately $5.1 million attributable to the write-off of $4.3 million of unamortized debt issuance costs related to the extinguishment of the company’s existing senior secured credit facility and lease termination fees of $0.8 million related to the termination of its capital leases.

Other Income, Net. Other income, net increased to $2.2 million for the 2006 six-month period from $1.2 million for the 2005 six-month period, primarily as a result of an increase in interest income and an increase in other financing income.

Interest Expense. Interest expense increased to $7.2 million for the 2006 six-month period from $5.0 million for the 2005 six-month period, primarily as a result of higher average outstanding debt balances during the 2006 six-month period, higher average interest rates, and the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements during the 2005 six-month period, which decreased interest expense for that period by $1.3 million.

The average outstanding balances on PAETEC’s senior secured credit facilities for the six-months ended June 30, 2006 and June 30, 2005 were $128.7 million and $116.7 million, respectively. At June 30, 2006, borrowing rates were 8.875% and 12.875% under PAETEC’s first and second lien credit agreements, respectively. As of June 30, 2005, borrowing rates under the senior credit facility agreement averaged 7.6%.

Income Taxes. PAETEC’s income tax rate for the 2006 six-month period was 53%, compared to 72% for the 2005 six-month period. Excluding the $10.6 million charge in the 2005 six-month period that resulted from the change in fair value of the Series A preferred stock conversion right, PAETEC’s effective tax rate would have been 38% for that period. Of the $20.1 million in charges related to the leveraged recapitalization, $15.0 million related to the repurchase of PAETEC’s stock. As such, these costs are non-deductible for tax purposes. Excluding the $15.0 million of charges relating to the repurchase of stock, as well as the $10.8 million in income that resulted from the fair value of the Series A preferred stock conversion right, PAETEC’s effective income tax rate would have been 41% for the period.

As of June 30, 2006, PAETEC had approximately $131.7 million in net operating loss carryforwards. As a result, PAETEC currently pays only accrued alternative minimum taxes and state income taxes. PAETEC is currently assessing the impact that the leveraged recapitalization will have on the company’s use of its NOLs, to the extent that they are subject to the limitation of Internal Revenue Code Section 382.

Net (Loss) Income. Net income increased by $3.3 million, from net income of $3.4 million for the 2005 six-month period to net income of $6.7 million in the 2006 six-month period. The increase was primarily attributable to the completion of the leveraged recapitalization in June 2006.

2005 Compared With 2004

Revenue. Total revenue increased $95.7 million, or 23%, to $509.4 million for 2005 from $413.7 million for 2004. Revenue from network services increased $84.0 million, or 27%, to $400.7 million for 2005 from $316.7 million for 2004. Revenue from carrier services increased $5.9 million, or 8%, to $76.7 million for 2005 from $70.8 million for 2004. Revenue from integrated solutions increased $5.8 million, or 22%, to $32.0 million for 2005 from $26.2 million for 2004.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service from 30,346 lines as of December 31, 2004 to 40,621 lines as of December 31, 2005. Of the lines in service as of December 31, 2005, 79% were attributable to PAETEC’s network services business and 21% were attributable to PAETEC’s carrier services business. PAETEC’s acquisition of assets from Covista Communications in August 2004 and PAETEC’s acquisition of American Long Lines in February of 2005 together accounted for approximately $44.2 million of the increase in total revenue for 2005.

The 22% increase in revenue from integrated solutions during 2005 primarily resulted from the following: an increase in revenue of approximately $4.0 million during 2005 from phone system sales, additional sales to existing integrated solutions customers, and increased sales of equipment to network services customers; and an increase in revenue from the sale of software products of approximately $3.3 million, which was primarily due to new customer contracts signed during the period. These increases were partially offset by a decrease in managed services revenue, which includes billing and customer care services for the telecommunications resale programs of universities, of approximately $1.4 million during 2005. PAETEC believes the decrease was primarily due to wireless substitution by some of its college and university customers.

Cost of Sales. Cost of sales increased to $235.2 million for 2005 from $168.1 million for 2004. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In 2005, cost of sales included the effects of a credit of approximately $0.9 million PAETEC recognized from a litigation settlement and a credit of approximately $2.5 million from one of PAETEC’s largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005, of which approximately $0.7 million was based on purchases during 2005 and included in cost of sales for 2005. PAETEC did not recognize approximately $1.8 million of the credit over the discount period, because, before the recognition of the credit, PAETEC did not believe that it would achieve the level of cumulative purchases required to earn the credit. During the three-month period ended March 31, 2005, PAETEC entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, PAETEC reached an agreement with the vendor that the company had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit was $2.5 million.

Leased transport charges increased to $157.2 million, or 67% of cost of sales, for 2005 from $112.8 million, or 67% of cost of sales, for 2004. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold in 2005.

Usage costs for local and long distance calls increased to $57.8 million, or 25% of cost of sales, for 2005 from $39.0 million, or 23% of cost of sales, for 2004. The increase in usage costs was primarily attributable to increases in the amount of network and carrier services PAETEC sold in 2005, and was partially offset by a decrease in the average usage rates PAETEC is charged by network providers. The increase in usage costs as a percentage of cost of sales was primarily attributable to fluctuations in the mix of products sold during those periods.

Cost of sales as a percentage of total revenue increased from 41% for 2004 to 46% for 2005. This increase was primarily attributable to reductions in the rates PAETEC charges interexchange carriers, or “IXCs,” for interstate switched access services that were required by regulations, investments in PAETEC’s network on new products and the transition to PAETEC’s network of customers of acquired businesses. These increases were partially offset by an increase in the amount of voice and data services that PAETEC provides using its own network and facilities, network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers, and PAETEC’s receipt of the vendor credit described above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $193.8 million for 2005 from $172.1 million for 2004. The total increase was attributable to an increase in salaries, wages and benefits of $9.6 million primarily related to an increase in PAETEC’s total number of employees from approximately 1,100 at December 31, 2004 to approximately 1,200 at December 31, 2005, an increase of $7.3 million in sales commissions related to increased total revenue, and an increase of $2.1 million in facility costs primarily related to additional sales offices in Washington, D.C. and Pennsylvania and a new switch site in New Jersey. Selling, general and administrative expenses as a percentage of total revenue decreased to 39% for 2005 from 42% for 2004, primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which the company has hired new employees. The decrease also is due in part to PAETEC’s acquisition of assets from Covista Communications in August 2004 and its acquisition of American Long Lines in February of 2005, which together increased revenue for 2005 by approximately $44.2 million, but also increased selling, general and administrative expenses for the same period by approximately $10.7 million, or 24% of the increased revenue.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses. On September 16, 2005, PAETEC requested the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 22, 2005. As a result, approximately $4.6 million of costs related to the withdrawn initial public offering and the related terminated new senior secured credit facility were written off during 2005.

Depreciation and Amortization. Depreciation and amortization expense increased to $29.1 million for 2005 from $22.8 million for 2004. The increase was largely attributable to increased depreciation expense resulting from an increase of $44.5 million in gross property and equipment since December 31, 2004 as part of PAETEC’s network deployment and maintenance. Amortization expense also increased as a result of an increase in gross intangible assets of $13.8 million from PAETEC’s acquisition in August 2004 of assets from Covista Communications and PAETEC’s acquisition in February 2005 of American Long Lines. The increase in depreciation and amortization expense was offset in part as PAETEC ceased to record depreciation on some of its older equipment that had reached the end of its useful life.

Change in Fair Value of Series A Convertible Redeemable Preferred Stock Conversion Right. Change in fair value of Series A convertible redeemable preferred stock conversion right increased to $10.8 million in 2005 from $0 in 2004. Subsequent to the end of the second quarter of 2005, but before the issuance of PAETEC’s second quarter 2005 financial statements, PAETEC withdrew the registration statement that it filed with the SEC on April 22, 2005 and ceased its effort to complete an initial public offering of common stock. Before the second quarter of 2005, PAETEC did not ascribe any value to the conversion right, as the company believed it would be able to convert the Series A convertible redeemable preferred stock into common stock before the holders of the preferred stock would be able to require PAETEC to repurchase the preferred stock at fair value. Before its repurchase of all outstanding shares of the Series A convertible redeemable preferred stock in June 2006, PAETEC believed that it was reasonably possible that it would not be able to convert the Series A convertible redeemable preferred stock to common stock before the mandatory redemption date. As a result, PAETEC adjusted its probability-weighted average calculation of fair value of the conversion right to reflect this change in assumption. PAETEC valued this embedded derivative at December 31, 2005 based on a Black-Scholes probability weighted calculation using a 78% volatility factor assumption, a 4.4% risk-free interest rate and an estimate of $2.22 ascribed to the fair value of a share of PAETEC common stock as of December 31, 2005. PAETEC determined that the fair market value of the embedded derivative was $10.8 million and recorded the amount as a liability as of December 31, 2005.

Interest Expense. Interest expense decreased to $10.5 million for 2005 from $10.9 million for 2004, primarily as a result of a lower average outstanding debt balance during 2005 and due to the discontinuance of hedge accounting on PAETEC’s interest rate swap agreements, which decreased interest expense by $1.3 million during 2005. The hedge accounting on PAETEC’s interest rate swap agreements was discontinued as of June 30, 2005, when the company concluded that the projected cash flows of its existing variable rate debt were no longer probable due to PAETEC’s planned refinancing of its senior secured credit facility. Because the interest rate swaps outstanding as of June 30, 2005 accordingly no longer qualified for hedge accounting, PAETEC reclassified during the three months ended June 30, 2005 $1.3 million associated with its hedge accounting from accumulated other comprehensive income to interest expense. The 2005 decrease in interest expense was partially offset by an increase in average interest rates applicable to PAETEC’s variable rate debt. As of December 31, 2005 and 2004, borrowing rates under the senior credit facility agreement averaged 8.6% and 6.6%, respectively.

Other Income, Net. Other income, net increased to $3.1 million for 2005 from $0.7 million for 2004, primarily as a result of an increase in interest income and an increase in other financing income.

Income Taxes. PAETEC recorded income tax provisions of $14.1 million, which represented an effective income tax rate of 49.4%, for 2005, and an income tax benefit of $37.2 million, which represented an effective income tax rate of (92%), for 2005. Excluding the $10.8 million charge that resulted from the change in the fair value of the Series A convertible redeemable preferred stock conversion right, PAETEC’s effective income tax rate would have been 35.9% for 2005.

The income tax benefit in 2004 included the effects of a non-cash net deferred income tax benefit for 2004 of approximately $38.2 million, which was partially offset by current income tax expense of $1.1 million for 2004. The non-cash net deferred income tax benefit for 2004 was the result of a reversal of substantially all of PAETEC’s previously existing valuation allowance. During the third quarter of 2004, PAETEC performed its regular assessment of its deferred income tax valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which the deferred income tax assets can be carried forward and to annual use limits associated with Section 382 of the Internal Revenue Code. This reversal of substantially all of the valuation allowance resulted in a non-cash deferred income tax benefit for 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million.

As of December 31, 2005, PAETEC had approximately $155.9 million in net operating loss carryforwards. As a result, PAETEC currently only pays alternative minimum taxes and state income taxes.

Net Income. Net income decreased by $63.1 million, from $77.6 million for 2004 to $14.5 million for 2005.

2004 Compared With 2003

Revenue. Total revenue increased $50.0 million, or 14%, to $413.7 million for 2004 from $363.7 million for 2003. Revenue from network services increased $52.8 million, or 20%, to $316.7 million for 2004 from $263.9 million for 2003. Revenue from carrier services decreased $1.3 million, or 2%, to $70.8 million for 2004 from $72.1 million for 2003. Revenue from integrated solutions decreased $1.5 million, or 5%, to $26.2 million for 2004 from $27.7 million for 2003.

The increases in total revenue and revenue generated by network services primarily resulted from an increase in the number of digital T1 transmission lines in service from 22,454 lines as of December 31, 2003 to 30,346 lines as of December 31, 2004. Of the lines in service as of December 31, 2004, 77% were attributable to PAETEC’s network services business and 23% were attributable to PAETEC’s carrier services business. Assets the company acquired from Covista Communications in the third quarter of 2004 accounted for approximately $8.4 million of the increase in total revenue for 2004. PAETEC acquired customers having approximately 700 digital T1 transmission lines in service as part of the Covista Communications acquisition.

The FCC-mandated access rate reduction in June 2004 is the primary cause of the 2% decrease in revenue from carrier services in 2004. During the second half of 2004, the rate reduction resulted in a reduction of carrier services revenue of approximately $6.0 million.

The 5% decrease in revenue from integrated solutions was primarily the result of a decrease of approximately $2.0 million for 2004 in managed services revenue, which includes billing and customer care services for the telecommunications resale programs of universities. This decrease is a result of a negative trend in the managed services revenue PAETEC derive from its college and university customers. Continuing wireless substitution at these institutions has caused several of PAETEC’s legacy student-based managed services accounts to be phased out as existing contracts expire. The decrease in integrated solutions revenue associated with this decrease in PAETEC’s managed services revenue was partially offset by a $0.7 million increase in network design and implementation revenue for 2004.

Cost of Sales. Cost of sales increased to $168.1 million for 2004 from $143.1 million for 2003. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls.

Leased transport charges increased to $112.8 million, or 67% of cost of sales, for 2004 from $89.6 million, or 63% of cost of sales, for 2003. The increase in leased transport charges was primarily attributable to increases in the amount of network services PAETEC sold for 2004. The increase in leased transport charges as a percentage of sales was primarily attributable to the decrease in access rates. The FCC-mandated access rate reductions reduce the revenue PAETEC derives from its customers, but do not have a material effect on the costs the company incurs to provide its customers with the same services.

Usage costs for local and long distance calls increased to $39.0 million, or 23% of cost of sales, for 2004 from $37.7 million, or 26% of cost of sales, for 2003. The increase in usage costs was primarily attributable to increases in the amount of network services PAETEC sold in 2004, and was partially offset by a decrease in the average usage rates the company is charged by network providers. The decrease in usage costs for local and long distance calls as a percentage of costs of sales was primarily attributable to increases in the amount of voice and data services that PAETEC provides using its own network facilities.

Cost of sales as a percentage of total revenue increased from 39% for 2003 to 41% for 2004 and 43% for the six months ended December 31, 2004. This increase was primarily attributable to mandated regulatory reductions in the rates PAETEC charges for interstate switched access services. The effect of the rate reductions was partially offset by the amount of voice and data services that PAETEC provided using its own network and facilities and to network efficiencies the company achieved by aggregating network traffic using points of presence located near clusters of its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $172.1 million for 2004 from $155.2 million for 2003. The increase was primarily attributable to an increase of $2.4 million in sales commissions related to increased total revenue and to an increase in salaries, wages and benefits of $10.6 million primarily related to an increase in PAETEC’s total number of employees from approximately 1,000 at December 31, 2003 to approximately 1,100 at December 31, 2004. Selling, general and administrative expenses as a percentage of total revenue decreased to 42% for 2004 from 43% for 2003, primarily because the rate at which PAETEC has increased its total revenue has exceeded the rate at which the company has hired new employees. The decrease also is due in part to PAETEC’s acquisition in August 2004 of assets from Covista Communications, which increased revenue for 2004 by approximately $8.4 million, but increased selling, general and administrative expenses for 2004 only by approximately $2.4 million.

Depreciation and Amortization. Depreciation and amortization expense increased to $22.8 million for 2004 from $19.9 million for 2003. The increase was largely attributable to increased depreciation expense resulting from an increase of $31.8 million in gross property and equipment since December 31, 2003 as part of PAETEC’s network deployment and maintenance. The increase also was attributable to increased amortization expense as a result of an increase in intangible assets of $10.4 million from PAETEC’s acquisition in August 2004 of assets from Covista Communications. The increase in depreciation and amortization expense was offset in part as the company ceased to record depreciation on some of its older equipment that had reached the end of its useful life.

Interest Expense. Interest expense increased to $10.9 million for 2004 from $10.7 million for 2003, primarily as a result of an increase in average interest rates applicable to PAETEC’s variable rate debt. The effect of higher average interest rates was partially offset by lower average outstanding debt balances during 2004.

Income Taxes. The company incurred income tax expense of $0.7 million for 2003 and an income tax benefit of $37.2 million for 2004. Based on information available as of September 30, 2004, PAETEC determined that it is more likely than not that it will be able to use approximately $48.8 million of the remaining net deferred income tax assets. As of December 31, 2004, PAETEC maintained a valuation allowance of approximately $3.5 million, which primarily relates to state net operating loss carryforwards that the company does not believe it will more likely than not be able to realize. As a result, PAETEC recorded a non-cash net deferred income tax benefit for 2004 of approximately $38.2 million, which was partially offset by current income tax expense of $1.1 million. PAETEC used $21.4 million of the net operating loss carryforwards to offset taxable income during the year ended December 31, 2004. As a result, PAETEC had approximately $192.6 million in net operating loss carryforwards remaining as of December 31, 2005.

Net Income. Net income increased by $43.1 million, from $34.5 million for 2003 to $77.6 million for 2004.

Seasonality

PAETEC’s historical operating results experienced some seasonality primarily relating to the portion of revenue the company derives from sales to customers in the higher education and hospitality industries. PAETEC expects that the revenue it derives from customers in these industries generally will be lower in the summer months as a result of reduced student enrollments and business-related travel during these months. In addition, the amount of revenue PAETEC generates from most of its business customers is based, in part, on the amount of services used by the customer, which is subject to seasonal variations based on the number of work days and employee vacation days in each quarter. Many of PAETEC’s customers generate less usage-based revenue for it during the summer months and the month of December.

Critical Accounting Policies

PAETEC’s consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require the company to make estimates and assumptions. Of PAETEC’s significant accounting policies described in Note 2 to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus, PAETEC believes that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition. PAETEC generates recurring operating revenue pursuant to contracts with PAETEC’s customers and non-recurring revenue pursuant to non-recurring agreements. PAETEC recognizes revenue in accordance with generally accepted accounting principles, which require satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed and determinable; and

•	collectibility is reasonably assured.

PAETEC bases its determination of the third and fourth criteria above on the company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

During 2003, PAETEC adopted the provisions of the Emerging Issues Task Force, or “EITF”, Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. The adoption of EITF No. 00-21 did not have an effect on PAETEC’s results of operations, financial position or cash flow.

Network Services and Carrier Services Revenue. PAETEC derives revenue primarily from its sale of communications services. PAETEC’s service revenue consists principally of usage fees and monthly recurring fees.

Usage fees consist of fees paid by PAETEC’s customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as reciprocal compensation when the company terminates local calls made by their customers, and access fees paid by carriers for long distance calls that PAETEC originates and terminates. PAETEC recognizes revenue related to usage fees when the service is provided. PAETEC bills usage fees in arrears and uses estimates to recognize revenue for unbilled usage fees. PAETEC’s ability to generate reciprocal compensation revenue and access revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, PAETEC’s policy is to recognize reciprocal compensation and access revenue only when the company concludes that its realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance. PAETEC recognizes this revenue during the period in which it is earned.

PAETEC has arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, PAETEC defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, primarily three years.

Integrated Solutions Revenue. PAETEC also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees PAETEC’s customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes equipment revenue upon delivery and acceptance of the equipment. PAETEC derives software revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery and acceptance of the software in accordance with Statement of Position 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants and related interpretations. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees pro rata over the length of the underlying maintenance contract. PAETEC recognizes training fees after the training obligation has been fulfilled.

Allowance for Doubtful Accounts. To determine PAETEC’s allowance for bad debts, it uses estimates based on the company’s historical collection experience, its assessment of current industry and economic trends, customer concentrations and its credit policies. As of June 30,2006, PAETEC had reserved for $5.9 million of bad debts.

PAETEC has reserved for expected bad debt losses based on the factors referred to above, and believes that its reserves are adequate. It is possible, however, that the sufficiency of PAETEC’s estimates could become materially inadequate as the composition of PAETEC’s receivables changes over time. PAETEC continually reviews and refines the estimation process to take account of these changes, but from time to time the company may need to adjust its estimate to reflect actual experience.

Cost of Sales. Costs of sales are composed primarily of network costs, which are costs incurred for leased transport charges and for transmission of voice and data services over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. PAETEC expenses network costs as incurred. These costs include PAETEC’s estimate of charges for which it has not yet received bills, and are based upon the estimated number of transmission lines and facilities PAETEC has in service and its estimated minutes of use based on internal reports. Once PAETEC receive an invoice from a carrier, the company begins a process of reconciling that carrier’s invoice to PAETEC’s internal reports. Once the reconciliation is complete, PAETEC follows contractual terms to dispute any erroneous billing and, ultimately, agree with the carrier on the final amount due. In some cases, this reconciliation process can take several months to complete. PAETEC may make subsequent adjustments to its estimates after the company receives bills for the actual costs it incurs, but it generally does not expect that these adjustments will be material to its operating results. Accordingly, PAETEC’s accrual for network costs includes estimates for which the reconciliation of the carriers’ invoices to the company’s internal reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture accrual information and the quantity of negotiated and regulated rates, PAETEC believes that the estimation of network cost accruals is a critical accounting policy.

Impairment of Long-Lived Assets. It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or in its overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in PAETEC’s current business model or another appropriate valuation methodology for comparison to the carrying value.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon PAETEC’s estimate of the fair value of each reporting unit. Currently, PAETEC does not have any intangible assets with indefinite useful lives.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2006, 2005, 2004 and 2003 annual assessment of the carrying value of PAETEC’s goodwill indicated that the value of the remaining goodwill was not impaired as of July 1, 2006, 2005, 2004, and 2003, respectively.

The changes in the carrying value of goodwill from January 1, 2003 through June 30, 2006 were as follows (in thousands):

Balance as of January 1 and December 31, 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc.	4,349
Recognition of acquired net operating losses	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc.	1,471
Purchase accounting adjustment	(3,084)

Balance as of December 31, 2005 and June 30, 2006	$35,082

PAETEC reduced goodwill by $3.1 million during 2005 primarily as a result of a purchase accounting adjustment related to the acquisition of assets from Covista Communications. This decrease was partially offset by an increase in goodwill of $1.5 million attributable to the company’s acquisition of American Long Lines, Inc.

Because of the significance of long-lived assets and the judgments and estimates that go into the impairment calculation, PAETEC believes that its policies regarding impairment of long-lived assets are critical.

Share-Based Payment

Employees of PAETEC participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan and the PAETEC Corp. 1998 Incentive Compensation Plan. Officers of PAETEC also participate in the PAETEC Corp. Executive Incentive Plan. On January 1, 2006, PAETEC adopted SFAS No. 123(R), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. PAETEC adopted SFAS No. 123(R) using the modified prospective transition method and, therefore, the company has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). PAETEC recognizes these compensation costs ratably over the requisite service period of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the following assumptions. Expected volatilities are based on a volatility factor computed with the assistance of an independent third party, based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range, which are referred to as public comparables. The analysis provides historical and implied volatilities of the public comparables and develops an estimate of constant expected volatility for the company. The expected term of options granted is derived from the vesting period of the award, as well as exercisability of the award, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The company uses historical data to estimate forfeitures.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and PAETEC uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, PAETEC is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what PAETEC has recorded in the current period.

Before the adoption of SFAS 123(R), PAETEC accounted for compensation cost under its option plans using the intrinsic value method of accounting prescribed by APB No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. When appropriate, compensation expense was recorded for awards of options over the period earned. However, in most cases PAETEC had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of underlying Class A common stock on that date.

Income Taxes. PAETEC accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides valuation allowances against the net deferred income tax asset for amounts that are not considered more likely than not to be realized. PAETEC must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

PAETEC considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. PAETEC uses judgment in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified.

In the third quarter of 2004, PAETEC evaluated the deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to utilize these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which they can be carried forward and annual use limits associated with Section 382 of the Internal Revenue Code. Based on the information currently available, PAETEC determined that it is more likely than not that the company will be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. The reversal of substantially all of the valuation allowance resulted in a non-cash net deferred income tax benefit for the twelve months ended December 31, 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million in connection with acquired net operating losses. As of June 30, 2006, PAETEC maintained a valuation allowance of approximately $3.0 million, which primarily relates to state net operating loss carryforwards that the company does not believe it is more likely than not to realize. In accordance with SFAS No. 5, Accounting for Contingencies, PAETEC records tax contingencies when the exposure item becomes probable and reasonably estimable. Because of the significance of income taxes and the judgments and estimates that go into the calculation of income taxes, PAETEC believes that its income tax accounting policies are critical.

Purchase Accounting. PAETEC accounts for the purchase of a business by allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. PAETEC uses available information to make these fair value determinations and, when necessary, engages an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Because of the inherent subjectivity associated with estimating the fair value of long-lived assets, PAETEC believes that the recording of assets and liabilities acquired in conjunction with the acquisition of a business is a critical accounting policy.

In August 2004, PAETEC acquired a base of commercial customers, switches and related facilities of Covista Communications, Inc., a facilities-based provider of telecommunications services. The purchase price and purchase price allocation were finalized during the third quarter of 2005. In accordance with PAETEC’s stated accounting policies related to purchase accounting, PAETEC determined the fair values of the assets acquired, including intangible assets, with the assistance of an advisor. Of the $15.0 million purchase price, PAETEC allocated approximately $1.3 million to goodwill, which the company expects will be deductible for tax purposes, approximately $11.2 million to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.1 million to accounts receivable, and approximately $0.4 million to tangible assets.

On February 28, 2005, PAETEC announced that it had purchased American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region, for approximately $4.3 million in cash, of which approximately $2.0 million was paid at closing and approximately $2.3 million was paid during the 2006 six-month period. During the second quarter of 2006, the American Long Lines purchase agreement was amended to alter the original payment schedule and payment methodology, resulting in the final purchase payment being made during the three months ended June 30, 2006.

Derivatives. SFAS. No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income, and requires PAETEC to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. PAETEC’s freestanding derivative instruments are designated as hedges at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

PAETEC formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

PAETEC discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. As part of the leveraged recapitalization, PAETEC obtained borrowings under new senior secured credit facilities. In connection with these new facilities, PAETEC had interest rate swaps at June 30, 2006 that qualified as cash flow hedges.

Before their repurchase pursuant to the leveraged recapitalization in June 2006, the outstanding shares of Series A preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the completion of a qualified public offering or a specified sale of the company, any holder of the Series A preferred stock would have had the right to require PAETEC to repurchase for cash any or all of the outstanding shares of the Series A preferred stock at fair market value, as defined in the agreement pursuant to which the Series A preferred stock was issued. PAETEC determined that the conversion right of the Series A preferred stockholders combined with the cash repurchase right of the Series A preferred stockholders represented an embedded derivative as defined in SFAS No. 133. PAETEC accordingly has valued and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative is recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative is determined based on a number of assumptions including the liquidity and volatility of PAETEC’s common stock. As a result of the leveraged recapitalization, the fair value of the embedded derivative was reduced to $0 as of June 30, 2006.

Self-Insurance Reserves. PAETEC is self-insured for certain losses related to insurance, although the company maintains stop-loss coverage with third party insurers to limit exposures. The estimate of PAETEC’s self-insurance liability contains uncertainty since the company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating PAETEC’s self-insurance liability, the company considers a number of factors, which include, but are not limited to, historical claim experience, and known claims not yet paid. PAETEC has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and Contingency Reserves. PAETEC accounts for legal and other contingencies in accordance with SFAS No. 5, Accounting for Contingencies. Loss contingencies are accrued by a charge to income if both of the following conditions are met: information before issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and the amount of the loss can be reasonably estimated.

The foregoing list of critical accounting policies is not intended to be a comprehensive list of all of PAETEC’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for PAETEC to judge their application. There are also areas in which PAETEC’s judgment in selecting any available alternative would not produce a materially different result. In addition to reviewing the foregoing list, PAETEC encourages you to review carefully the notes to its consolidated financial statements included elsewhere in this joint proxy statement/prospectus, where you will find a more comprehensive description of the company’s accounting policies and additional disclosures that are required by generally accepted accounting principles.

Liquidity and Capital Resources

During the initial development stage of its business, PAETEC incurred significant losses from operating activities. Since the fourth quarter of 2002, however, PAETEC’s operations have generated sufficient cash flow to meet all of the cash requirements of the company’s business, including its operating, capital and debt service requirements. PAETEC’s ability to sustain a level of positive cash flow from operations that is sufficient to continue to meet all of its future operating, capital and debt service requirements is subject to the risks associated with the company’s business and to changes in its business plan, capital structure and other events.

On February 21, 2006, PAETEC amended and restated its previously existing senior secured credit facility. Under this amendment and restatement, the term loan portion of the facility was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. The outstanding principal balance of the term loan was payable in fifteen quarterly installments commencing on June 30, 2006, with a final installment payment due on January 31, 2010. Each quarterly installment payable during the period from June 30, 2006 through and including March 31, 2007 was to be $2.5 million. Each quarterly installment payable during the period from June 30, 2007 through and including March 31, 2008 was to be $5.0 million. Each quarterly installment payable during the period from June 30, 2008 through and including March 31, 2009 was to be $7.5 million. Each quarterly installment payable during the period from June 30, 2009 through and including December 31, 2009 was to be $10.0 million, and the final installment payable on January 31, 2010 was to be the remaining unpaid portion of the term loan.

On June 12, 2006, as part of the leveraged recapitalization, PAETEC paid off all principal and interest outstanding under its existing $100 million senior secured credit facility and entered into two new senior secured credit facilities. The new senior secured credit facilities consist of a first lien term loan of $275.0 million, which includes a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million. PAETEC applied the proceeds from the new senior credit facilities, in part, to make some or all of the total cash payments required to complete the leveraged recapitalization. As of June 30, 2006, PAETEC had $25.0 million in borrowings available under the revolving portion of the credit facilities. The outstanding principal balance of the first lien term loan is payable in twenty quarterly installments commencing on September 30, 2006. Each quarterly installment payable during the period from September 30, 2006 through and including March 31, 2011 is equal to $0.7 million, with the final quarterly installment payable on June 30, 2011 equal to the remaining unpaid portion of the term loan. The outstanding principal balance on the second lien term loan is payable in full on the June 12, 2013 maturity date. Under both facilities, required prepayments of principal may become due annually, based upon PAETEC’s level of excess cash flow, as defined in the credit facility agreements.

Source and Uses of Cash. PAETEC’s net cash used by operating activities was $10.9 million for the 2006 six-month period, and net cash provided by operating activities was $30.2 million for the 2005 six-month period. The decrease in cash flows from operating activities of $19.3 million for the 2006 six-month period from the 2005 six-month period was primarily the result of a decrease of $11.4 million for changes in operating assets and liabilities, which was attributable primarily to decreases in our accounts payable and accrued payroll and related liabilities, as well as a decrease of $7.9 million from net income adjusted for non-cash items, which was attributable primarily to the change in the fair value ascribed to the conversion right of the Series A convertible redeemable preferred stock that was offset in part by the non-cash portion of the leveraged recapitalization and debt extinguishment costs incurred during the 2006 six-month period.

PAETEC is subject to regulatory changes that may impair the cash flow it generates from its operating activities. PAETEC is not aware of any additional regulatory changes that it expects will have a material adverse effect on its operating cash flow in 2006. Thereafter, additional regulatory changes are possible and some of these could have a material adverse effect on the company’s operating cash flow and results of operations. Historically, PAETEC has been able to increase its operating cash flow in periods in which adverse regulatory changes have become effective by increasing the number of customers and achieving additional network efficiencies. If PAETEC is unable to offset the effects of future adverse regulatory changes in a similar manner, those regulatory changes could negatively affect operating cash flows and impair its liquidity.

PAETEC’s investing activities during the 2006 and 2005 six-month periods consisted primarily of the purchase and installation of property and equipment. PAETEC’s investing activities also included partial payment of the purchase price for the acquisition of assets, including a customer base, of Covista Communications and partial payment of the purchase price for the acquisition of American Long Lines. Of the total purchase price of $15.0 million for the assets of Covista Communications, PAETEC paid $0.4 million during the 2005 six-month period. Of the total purchase price of $4.3 million for American Long Lines, approximately $2.0 million was paid during the 2005 six-month period, and approximately $2.3 million was paid during the 2006 six-month period. During the second quarter of 2006, the American Long Lines purchase agreement was amended to alter the original payment schedule and payment methodology such that the final purchase payment was made during the three months ended June 30, 2006.

Net cash used by financing activities was $6.6 million in the 2006 six-month period. As part of the leveraged recapitalization, PAETEC obtained $375.0 million in proceeds from two new senior secured credit facilities, which it applied to make some or all of the cash payments required to complete the leveraged recapitalization and to pay off its existing debt, including the company’s existing senior secured credit facility and capital leases. In the 2006 six-month period, PAETEC paid $10.9 million in debt issuance costs, including approximately $2.3 million related to the February 2006 amendment and restatement of its previously existing senior secured credit facility, and approximately $8.6 million related to the new senior secured credit facilities entered into as part of the leveraged recapitalization. Net cash used to fund financing activities was $14.8 million in the 2005 six-month period. Substantially all of the net cash used by PAETEC’s financing activities was used to repay borrowings of $14.6 million under the company’s then existing senior secured credit facility and to pay debt issuance costs of $0.2 million.

During the 2005 six-month period, PAETEC made voluntary payments of $10.0 million against the principal amount outstanding under the reducing revolving credit facility portion of the credit facility.

Cash Requirements. PAETEC has various contractual obligations and commercial commitments. PAETEC does not have off-balance sheet financing arrangements other than its operating leases.

The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of December 31, 2005:

Contractual Obligations

(in thousands)

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$99,048	$7,500	$45,000	$46,548	$—
Capital lease obligations	14,199	5,362	7,473	1,364	—
Operating lease obligations	57,088	10,092	14,422	7,914	24,660
Purchase obligations	7,547	6,889	644	14	—
Other long-term liabilities	3,605	—	3,502	55	48

Total	$181,487	$29,843	$71,041	$55,895	$24,708

(1)	In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the long-term debt obligations have been adjusted to reflect the terms of PAETEC’s February 2006 amended senior secured credit facility.

Primarlily as a result of the leveraged recapitalization, PAETEC experienced a significant change in its contractual obligations during the three months ended June 30, 2006. The following table sets forth PAETEC’s future contractual obligations and commercial commitments as of June 2006:

Contractual Obligations

(in thousands)

	Total	2006[1]	2007[2]	2008[2]	2009[2]	2010[2]	2011+[2]
Long-term debt	$375,181	$1,498	$2,808	$2,750	$2,750	$2,750	$362,625
Operating leases	53,393	4,237	7,839	7,070	4,990	4,330	24,927
Purchase obligations	12,851	11,569	754	418	110	—	—
Other long-term liabilities	3,652	—	2,004	917	612	29	90

Total	$445,077	$17,304	$13,405	$11,155	$8,462	$7,109	$387,642

(1)	For the period from July 31, 2006 through December 31, 2006.
(2)	For the period January 1 through December 31.

The long-term debt obligations in the table above also do not include scheduled variable interest payments, which are generally based on London Interbank Offered Rate, or “LIBOR”, rates. PAETEC projects interest payments to be $26.3 million for 2006, $37.6 million for 2007, $37.4 for 2008, $37.1 million for 2009, $36.8 million for 2010, $36.6 million for 2011, $24.8 million for 2012 and $6.4 million for 2013. The projected interest assumes no change in interest rates.

Long-Term Debt. During 2000, PAETEC obtained a senior secured credit facility, which was composed of a $100.0 million, eight-year term loan and a $55.0 million, eight-year reducing revolving credit facility from a syndicate of lenders. PAETEC amended and restated the facility as of March 31, 2004 and further amended the facility as of April 22, 2005. Under the March 2004 amendment and restatement, the term loan was reduced to $90.0 million and the reducing revolving credit facility was reduced to $49.5 million. PAETEC amended and restated the facility again as of February 21, 2006. Under the February 2006 amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. On June 12, 2006, as part of the Leveraged Recapitalization, PAETEC paid off its then existing senior secured credit facility and entered into two new senior secured credit facilities. The new senior secured credit facilities include a first lien credit agreement, consisting of an initial term loan commitment of $275.0 million and a revolving loan commitment of $25.0 million, and a second lien credit agreement consisting of a $100.0 million term loan commitment. PAETEC used the proceeds of the loan to pay some or all of the total cash dividends and purchase price of shares in accordance with the Leveraged Recapitalization, to pay off its existing debt, including its existing senior secured credit facility and capital leases. As of June 30, 2006, PAETEC had $375.0 million in borrowings outstanding under the term loan portions of the senior secured credit facilities it obtained in June 2006 and $25.0 million in borrowings were available under the revolving portion of the credit facilities.

PAETEC has granted the lenders under this facility a security interest in substantially all of our assets and in the capital stock of our subsidiaries. Following is a description of PAETEC’s new senior secured credit facilities. Under the credit agreements PAETEC are subject to the following financial covenants:

•	a minimum fixed charge coverage ratio as set forth below for the fiscal quarters ending on such date:

Ratio
Fiscal Quarter Ending:	First-Lien Agreement	Second-Lien Agreement
September 30, 2006	1.05:1.00	1.00:1.00
December 31, 2006-September 30, 2007	1.10:1.00	1.00:1.00
December 31, 2007-September 30, 2008	1.15:1:00	1.05:1.00
December 31, 2008-December 31, 2009	1.25:1.00	1.15:1.00
March 31, 2010-September 30, 2012	1.35:1.00	1.20:1.00
December 31, 2012-June 30, 2013	1.45:1.00	1.25:1.00
Quarters ending thereafter	1.50:1.00	1.30:1.00

The senior secured credit facilities define fixed charge coverage ratio as the ratio of EBITDA to fixed charges for the period of four consecutive fiscal quarters then last ended. Under this financial covenant, fixed charges for periods ending after June 30, 2007 are defined as the sum of the following:

•	cash interest expense;

•	scheduled principal payments on debt for borrowed money;

•	scheduled principal and interest payments on capital leases;

•	capital expenditures;

•	income tax expenses paid in cash; and

•	dividends paid in cash.

At any time on or prior to June 30, 2007, fixed charges under this financial covenant are defined as the product of:

•	the remainder of Fixed Charges computed as above for the period from July 1, 2006 until the last day of the most recently ended fiscal quarter minus Excess Cash multiplied by

•	a fraction with a numerator of 365 and a denominator equal to the number of days from July 1, 2006 through the last day of the most recently ended fiscal quarter.

Excess Cash to be deducted as defined in the fixed charges computation for any time on or prior to June 30, 2007 is defined as cash in excess of $10.0 million, not to exceed the amounts as set forth below for such period:

Closing Date/Fiscal Quarter	Deduction Limitation
Closing Date through and including 3Q2006	$2.5 million
4Q2006	$5.0 million
1Q2007	$7.5 million
2Q2007	$10.0 million

•	a maximum total leverage ratio as set forth below:

Ratio
Period:	First-Lien Agreement	Second-Lien Agreement
July 1, 2006 to, but excluding, March 31, 2007	4.75:1.00	4.75:1.00
March 31, 2007 to, but excluding, June 30, 2007	4.50:1.00	4.50:1.00
June 30, 2007 to, but excluding, September 30, 2007	4.25:1.00	4.50:1.00
September 30, 2007 to, but excluding, December 31, 2007	4.00:1.00	4.25:1.00
December 31, 2007 to, but excluding, June 30, 2008	3.75:1.00	4.25:1.00
June 30, 2008 to, but excluding, December 31, 2008	3.50:1.00	4.00:1.00
December 31, 2008 to, but excluding, March 31, 2009	3.25:1.00	3.50:1.00
March 31, 2009 to, but excluding, September 30, 2009	3.00:1.00	3.25:1.00
September 30, 2009 to, but excluding, December 31, 2009	2.75:1.00	3.00:1.00
December 31, 2009 to, but excluding, September 30, 2010	2.50:1.00	2.75:1.00
September 30, 2010 to, but excluding, March 31, 2011	2.25:1.00	2.50:1.00
From March 31, 2011 and thereafter	2.00:1.00	2.50:1.00
The senior secured credit facilities define leverage ratio as the ratio of consolidated debt on any date of determination to consolidated EBITDA for the four fiscal quarter periods ending on such fiscal quarter end date. The agreements define consolidated debt as the sum of the following:

•	all indebtedness required to be reflected as indebtedness or capital lease obligations on the liability side of a balance sheet prepared in accordance with U.S. GAAP;

•	obligations associated with letters of credit, bankers’ acceptances, bank guarantees, surety and appeal bonds and similar obligations;

•	obligations associated with interest protection agreements, other hedging agreements or similar agreements;

•	all off-balance sheet liabilities; and

•	certain contingent obligations.

PAETEC is subject to restrictions under our new senior secured credit facility agreements, which affect and, in some cases, significantly limit or prohibit, our ability to incur additional indebtedness. As of September 30, 2006, we were in compliance with all of our covenants.

Other Debt Obligations. As part of the leveraged recapitalization, PAETEC paid off approximately $18.6 million in capital lease liabilities. Before the leveraged recapitalization, on April 3, 2006, PAETEC and one of its primary lessors amended the provisions of a master agreement to lease equipment. Under the amended terms, which changed the classification of 40 operating leases, from operating to capital leases, PAETEC recorded approximately $3.1 million of additional debt and additional equipment. As a result of the subsequent payment of capital lease obligations in connection with the leveraged recapitalization, there were no outstanding capital lease obligations at June 30, 2006. Other debt at June 30, 2006 includes the company’s vehicle note obligations of approximately $0.2 million.

See Note 6 to PAETEC’s condensed consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus for additional information regarding the company’s debt and capital lease obligations.

Operating Lease Obligations. PAETEC has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. PAETEC recognizes rent expense under these leases on a straight-line basis. PAETEC began occupying its new corporate headquarters in January 2001 under a 20-year lease agreement. The company expects that its annual rental payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. PAETEC’s rental payments under the lease were $0.9 million for the 2006 six-month period and $1.8 million for the full year 2005.

Purchase Obligations. PAETEC’s purchase obligations as of June 30, 2006 represent non-cancelable contractual obligations for equipment and services.

Other Long-Term Liabilities. Included in PAETEC’s long term liabilities as of June 30, 2006, for which it anticipates no payments to be required during the periods presented or thereafter, are deferred revenues, the fair value of the company’s interest rate swap agreements, and deferred rent credits. PAETEC expects that, to maintain and enhance its network and services and to generate planned revenue growth, it will continue to require significant capital expenditures. The company made capital expenditures, principally for communications equipment, including assets it acquired under capital leases, of approximately $25.6 million in the 2006 six-month period. PAETEC currently estimates that its capital expenditures, including assets it anticipates acquiring under capital leases, will total approximately $48.4 million for 2006, and the company expects to continue to make substantial capital expenditures thereafter. PAETEC expects to fund all of its 2006 capital expenditures from cash flows from operations and proceeds from its new senior secured credit facility. The company plans to make capital expenditures primarily for the following purposes during 2006:

•	to continue to acquire and install equipment to enhance and maintain its network;

•	to increase penetration of its existing markets;

•	to expand its operations into additional geographic markets; and

•	to make infrastructure enhancements, principally for its back office systems.

The actual amount and timing of PAETEC’s capital requirements may differ materially from its estimates as a result of regulatory, technological and competitive developments in its industry. As of June 30, 2006, PAETEC had entered into agreements with vendors to purchase approximately $12.9 million of equipment and services, of which the company expects $11.6 million to be delivered and payable in 2006, $0.8 million to be delivered and payable in 2007, $0.4 million to be delivered and payable in 2008, and $0.1 million delivered and payable in 2009.

As of June 30, 2006, PAETEC had a total of approximately $33.3 million of cash and cash equivalents. PAETEC believes that cash-on-hand and cash flow from operations will provide sufficient cash to enable the company to fund its planned capital expenditures, make scheduled principal and interest payments, meet other cash requirements and maintain compliance with the terms of its financing agreements for at least the next 12 months. Thereafter, PAETEC may require additional capital for network enhancements to provide increased capacity to meet expected increased demand for its services. The amount and timing of these additional network enhancements, if any, will depend on the anticipated demand for PAETEC’s services, the availability of funds and other factors. The actual amount and timing of PAETEC’s future capital requirements may differ materially from the company’s estimates depending on the demand for its services and new market developments and opportunities. If the company’s plans or assumptions change or prove to be inaccurate, the foregoing sources of funds may prove to be insufficient. In addition, if PAETEC successfully completes any acquisitions of other businesses or if it seeks to accelerate the expansion of its business, the company may be required to seek additional capital. Additional sources may include equity and debt financing and other financing arrangements, such as vendor financing. Any inability by PAETEC to generate or obtain the sufficient funds that it may require could limit the company’s ability to increase revenue or to enhance profitability.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. ARB No. 43, Chapter 4, Inventory Pricing, discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4, provides guidance on allocating certain costs to inventory. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion should be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material effect on PAETEC’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. PAETEC adopted SFAS No. 123(R) on January 1, 2006, using the modified prospective transition method. This method requires compensation cost to be recognized as expense for all awards granted after the date of adoption, as well as for the portion of outstanding awards that are unvested as of the date of adoption, based on the fair value of those awards on the date of grant, calculated using an option pricing model under SFAS No. 123 for pro forma disclosures. The modified prospective method also requires that prior periods not be restated. Based on unvested options outstanding as of December 31, 2005, and applying the Black-Scholes option-pricing model, PAETEC estimates that its adoption of SFAS No. 123(R) will reduce the company’s net income by approximately $4.0 million for 2006. This amount is not necessarily reflective of the actual amount that the company will record in 2006 because it does not include the effect of any options that it may grant after December 31, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the liability’s fair value can be reasonably estimated. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005, with earlier application permitted. The adoption of FIN No. 47 did not have a material impact on PAETEC’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. PAETEC adopted this pronouncement beginning for fiscal year 2006.

In June 2005, the FASB ratified the consensus reached by the EITF on EITF Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This issue addresses the amortization period for leasehold improvements in operating leases that are either (1) placed in service significantly after and not contemplated at or near the beginning of the lease term or (2) acquired in a business combination. EITF Issue 05-6 requires that leasehold improvements acquired in a business combination or purchased significantly after lease inception, and not contemplated at the beginning of the lease term, be amortized over the lesser of the asset’s useful life or a term that includes renewals that are reasonably assured at the date of acquisition or purchase. This issue does not apply to preexisting leasehold improvements, and is effective for leasehold improvements acquired or purchased in periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on PAETEC’s consolidated financial statements.

In September 2005, the EITF revised Topic D-98, Classification and Measurement of Redeemable Securities. The revision provides guidance on the application of Topic D-98 to share-based payment arrangements with employees and is consistent with the guidance in SEC Staff Accounting Bulletin, or “SAB,” 107. The revision also introduces a new method, akin to the two-class method, to calculate earnings per share when a class of common stock is redeemable at other than fair value. The guidance regarding share-based payments should be applied concurrently with the adoption of SFAS No. 123(R). The changes related to redeemable common shares are effective for the first fiscal period beginning after September 15, 2005. PAETEC adopted the guidance in EITF revised Topic D-98 regarding share-based payments on January 1, 2006. The adoption of EITF revised Topic D-98 did not have a material impact on PAETEC’s consolidated financial statements.

In October 2005, the FASB issued Staff Position, or “FSP,” FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period. FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period, and requires that such costs be expensed. FSP FAS 13-1 is effective for the first accounting period beginning after December 15, 2005. PAETEC does not expect that the adoption of FSP FAS 13-1 will have a material effect on its consolidated financial statements.

In November 2005, the FASB issued FSP FIN 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners, which amends paragraph three of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include minimum revenue guarantees. FSP FIN 45-3 requires that a liability be recognized at inception for the fair value of the obligation to stand ready to perform under the guarantee, even if it is not probable that the contingent events that would cause payment will occur. FSP FIN 45-3 is effective for new minimum revenue guarantees issued or modified on or after the beginning of the first fiscal quarter following November 10, 2005, with disclosure requirements for any minimum revenue guarantee issued before the initial application of the FSP. PAETEC is currently evaluating the potential effect of the adoption of FSP FIN 45-3. The adoption of FSP FIN 45-3 did not have a material effect on PAETEC’s consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

PAETEC is exposed to market risks in the normal course of business. PAETEC manages the sensitivity of its results of operations to these risks by maintaining an investment portfolio consisting primarily of short-term, interest-bearing securities and by entering into long-term debt obligations with appropriate pricing and terms. PAETEC does not hold or issue derivative, derivative commodity or other financial instruments for trading purposes, although the company holds some derivative financial instruments in order to manage its exposure to fluctuations in interest rates. PAETEC does not have any material foreign currency exposure.

PAETEC’s major market risk exposure is to changing interest rates associated with borrowings the company used to fund the expansion of its business and its historical operating losses. The interest rates that PAETEC is able to obtain on this debt financing depend on market conditions.

PAETEC’s policy is to manage interest rates through a combination of fixed-rate and variable-rate debt and through use of interest rate swap contracts to manage its exposure to fluctuations in interest rates on its variable-rate debt. At June 30, 2006, $375 million of PAETEC’s long-term debt consisted of variable-rate instruments that accrue interest at floating rates. At the same date, through two interest rate swap contracts, PAETEC had capped its interest rate exposure through June 30, 2009 at a rate of 5.64% on $125.0 million of floating-rate debt and through June 30, 2009 at a rate of 5.63% on $100.0 million of floating-rate debt. A change of one percentage point in the interest rates applicable to PAETEC’s $150.0 million of variable-rate debt not subject to an interest rate swap contract at June 30, 2006 would result in a fluctuation of approximately $1.5 million in PAETEC’s annual interest expense.

PAETEC’S BUSINESS

Overview

PAETEC is a competitive communications services provider guided since its formation in 1998 by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. The company’s primary business is providing medium-sized and large business end-user customers in large metropolitan areas, such as New York City, Boston, Philadelphia, Washington, D.C., Chicago, Miami and Los Angeles/Orange County, with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. PAETEC refers to these services as its network services. PAETEC supplements the revenue generated by its network services with sales of software applications, network integration services and managed services to its network services customers and other end-user customers and with sales of carrier services to other communications companies.

As of June 30, 2006, PAETEC had in service 45,851 digital T1 transmission lines, which represent the equivalent of 1,100,424 telephone lines, for approximately 16,700 core network services and carrier services customers in its 29-market service area. Revenue generated by these customers represented approximately 94% of its total revenue in 2005. PAETEC is headquartered outside of Rochester, New York and currently has approximately 1,300 employees, including approximately 280 direct sales professionals.

Services and Solutions

PAETEC provides a range of voice and high-speed data network services on a retail basis to its end-user business and institutional customers. In addition, PAETEC offers a range of voice and high-speed data carrier services to other telecommunications companies. Its service offerings include core voice and data services, application services, network integration services and managed services. Its sales and marketing initiatives focus on bundling its products and services for sale to its core medium-sized and large business and institutional customers. PAETEC believes this bundling adds value for its customers and increases its share of its customers’ expenditures on communications services.

PAETEC has built its network, developed its back office systems and trained its employees and sales agents to support a significant line of services. PAETEC believes its ability to bundle a package of value-added communications services will enable it to build customer loyalty, increase the penetration of its existing markets and facilitate its entry into additional markets.

Network Services

PAETEC offers a range of network services to its retail end-user customers. Its current network services include voice services, such as local dial tone services, domestic and international long distance services and calling card services, as well as data services, such as Internet access services and outsourced private networking services. PAETEC expects that it will continue to expand these service offerings over time.

Local Telephone Services

PAETEC’s local telephone services include basic local dial tone service, call waiting, call forwarding, call return, caller ID, voicemail, universal messaging, directory assistance, hunting, call pick-up, repeat dialing and speed dialing services. PAETEC also receives revenue from originating and terminating local traffic of other communications companies with customers on its network. PAETEC has entered into interconnection agreements with regional Bell operating companies and other large local telephone companies operating in its markets. These agreements currently allow the company to interconnect its network with the networks of those companies to offer local telephone services in 24 states and the District of Columbia.

Long Distance Services. PAETEC offers a range of switched and dedicated long distance services to customers connected to its network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll-free services. PAETEC also offers ancillary long distance services such as operator assistance, calling cards and pre-paid long distance. In those instances where PAETEC is not able to connect a customer to its network, the company resells the long distance services of other communications carriers through agreements it has entered into with those carriers. PAETEC generally sells its long distance services as part of a bundle that includes one or more of its local services offerings, its other network services offerings or its managed billing and customer care services.

Internet Connectivity and Other Networking Services. PAETEC currently offers its customers the following Internet connectivity and other networking services:

•	High-speed dedicated Internet access services. PAETEC offers integrated voice and Internet access over a single digital transmission line. With this service, PAETEC’s customers are able to obtain voice and Internet access services at competitive prices from a single source. PAETEC also offers its high-volume Internet access customers a specialized Internet access service that provides very high speed Internet access.

•	Virtual private network services. Virtual private networks are secure, outsourced networks that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to the customer. PAETEC offers virtual private network services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers.

•	Internet security services. To supplement its Internet access services, PAETEC offers data encryption services and electronic message screening services on a resale basis to customers that seek to minimize security issues associated with direct Internet access.

Carrier Services

PAETEC supplements the services it provides to end users with it’s offering of voice and data services to other communications providers and large-scale purchasers of network capacity. PAETEC’s carrier services customers include communications companies that resell PAETEC’s local and long distance services, interactive voice response providers, providers of voice services over data networks, competitive carriers, web services providers and Internet service providers. PAETEC currently offers the following carrier services:

•	long distance termination;

•	long distance network services;

•	origination for competitive local providers and other carriers;

•	network security services for local resale service providers and other competitive carriers;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications;

•	network optimization management software for competitive local providers and long distance carriers; and

•	colocation services in which the customer’s equipment is installed in its network equipment centers.

The majority of PAETEC’s carrier services revenue historically has been generated by long distance termination and origination for competitive local providers and other carriers. PAETEC provides its regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel through the use of its centralized network equipment centers.

Integrated Solutions

As part of its package of solutions offerings, PAETEC offers a variety of customized services that help customers build and operate their own voice and data networks. Sales of these offerings often result in subsequent sales of one or more of PAETEC’s network services. These services, which PAETEC also offers in conjunction with the sale of network services, enhance customer retention and frequently represent a decisive factor for customers that choose PAETEC over its competitors for the provision of network services.

Applications Services. PAETEC’s Pinnacle software product provides customers with many of the network management and cost allocation capabilities of a telecommunications carrier. Customers using PAETEC’s software are able to perform rate inquiries, initiate trouble ticketing, track work orders and perform other tasks associated with maintaining a large scale internal telecommunications network. In addition, Pinnacle software customers can track and allocate the costs of voice, data and other communications charges at the individual, departmental and general ledger levels. PAETEC’s target market segment for this product includes institutions with large internal telecommunications networks such as Fortune 1,000 companies, universities and government agencies. Although PAETEC focuses on providing its Pinnacle software product as a value-added component of its bundled sales offerings to this market segment, PAETEC also offers this software on a stand-alone basis.

Network Design and Implementation. PAETEC offers design, installation and maintenance services for networks, including local and wide area networks, located on the customers’ premises.

Customer Premise Equipment Sales, Installation and Leasing. PAETEC sells and installs equipment located on its customers’ premises. This equipment includes private branch exchanges, local area networks and servers and routers. To complement its own work force, PAETEC establishes relationships with local equipment installation companies to sell and install equipment that PAETEC does not sell directly. PAETEC also facilitates the network integration efforts of select customers through its “Equipment for Services” leasing program. This program helps customers secure financing to lease the telecommunications equipment they require. PAETEC bundles the associated lease payments on the customer’s regular invoices for the telecommunication services they purchase from the company.

Network Management. Some customers outsource the operations and management of their private network to PAETEC. From its networks operations center in Fairport, New York, PAETEC can use its advanced network, service management and impact analysis tools to monitor the networks of its customers 24 hours each day, for all seven days of the week, with a high degree of network reliability. The company’s field network technicians and maintenance partners provide corresponding network management services at the customers’ premises.

Network and Security Consulting. PAETEC helps organizations develop and implement a comprehensive network security plan to protect their systems against unauthorized access. The key components of these plans are software or combinations of software and hardware that enforce a security boundary between two or more networks. In addition, PAETEC provides the installation, configuration and support of encryption and other security devices.

Managed Services. PAETEC provides billing and customer care services for the telecommunications resale programs of universities. As part of this service, PAETEC manages the provision of high-speed communications services, including high-speed Internet access and enhanced voice and video services, at universities and private student housing complexes.

PAETEC’s Network Architecture and Deployment

PAETEC’s Flexible Network Strategy

PAETEC has developed, installed and continues to invest in a flexible voice and data network that facilitates delivery of its services. To deploy its network, PAETEC has employed a cost-effective strategy in which it combines telephone and data transmission lines that it leases with other electronic network components that it owns and operates. PAETEC believes that this network deployment strategy has allowed it to enter new markets rapidly and to offer its customers flexible technological solutions tailored to their specific needs. PAETEC also believes that this flexible network deployment strategy will allow it to adapt more readily to emerging technological innovations.

As part of its network strategy, PAETEC connects its customers to its network primarily by leasing “special access” digital T1 transmission lines that enable faster installation times, decreased customer outages and reduced regulatory risks. PAETEC currently obtains most of these digital telephone and data transmission lines, which provide a dedicated connection between its customers and its switches, from the major communications providers such as AT&T, Sprint Nextel Corporation, Embarq Corporation (formerly Sprint Local), Verizon Communications (formerly MCI), and Time Warner Telecom Inc. These connections provide PAETEC’s customers with a minimum of 24 available channels over which PAETEC can provide network services. PAETEC’s strategy is to form relationships with multiple providers of communications lines to improve service reliability through alternative network paths and to lower its costs through competitive procurement. PAETEC believes that its use of special access lines, which generally generate higher profit margins, allows it to foster stronger relationships with its providers and increases their desire to provide the company and its customers with improved service.

Network Architecture

PAETEC’s network infrastructure and operations support systems enable it to control the types of services that it offers, how these services are packaged and how they are integrated to serve customers. Based on its network technology, PAETEC offers basic and enhanced local and long distance services characteristic of a full-service provider of telecommunications services. PAETEC also employs a variety of network technologies and resale facilities to transmit voice, data and video signals to its customers at a reduced cost. PAETEC customizes the mix and delivery of these services to fit the market, customer and regulatory requirements.

PAETEC’s Lucent 5ESS AnyMedia switches have a variety of custom features, which reduce connect-time delays and efficiently direct calls throughout the network. Where feasible, its network uses a technology that automatically routes traffic to an alternative path in the event of a network outage, and is designed to reduce the frequency and duration of service interruptions.

PAETEC’s customers are connected to its network by telephone and data transmission lines which PAETEC leases from a variety of telecommunications carriers. PAETEC reaches some other customers by connecting its network to the networks of other carriers and leasing the telephone and data transmission lines that connect their networks to their customers’ premises. As its customer base grows, PAETEC expects that it will replace leased telephone and data transmission lines with transmission lines that it owns and operates if the company believes this investment is warranted in view of strategic, operational and financial factors.

Through its installation of at least two Cisco data routers at each of its 12 switch sites, PAETEC has completed the deployment of packet-switching technology to augment its current circuit-switching technology. Circuit switch-based systems, which currently dominate the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is known as connectionless, rather than dedicated. Most traffic over the Internet, which is a connectionless network, uses packet-switching technology.

The following table presents information about the geographic markets served by PAETEC’s 12 switches as of June 30, 2006:

Switch Site	Markets Served by Switch Site
Albany, NY	Albany Connecticut Hudson Valley/Poughkeepsie

Boston, MA	Boston New Hampshire Rhode Island Western Massachusetts

Chicago, IL	Chicago

Los Angeles, CA (two switches)	Los Angeles San Diego Orange County

Miami, FL	Miami Ft. Lauderdale/Boca Raton Daytona Beach Orlando Tampa

New York, NY (two switches) Newark, NJ	New York City Long Island Westchester County Northern New Jersey

Philadelphia, PA	Philadelphia Pittsburgh Southern New Jersey

Rochester, NY	Rochester Buffalo Syracuse

Washington, D.C. area	Baltimore Washington, D.C. Northern Virginia

Total markets	29

Network Infrastructure and Backbone Network. PAETEC’s network backbone enables it to offer high-quality Internet access and virtual private networking services. This backbone consists of high-capacity fiber optic telephone and data transmission lines that PAETEC leases and that allows it to transport traffic between points on its network.

The packet-switching portion of PAETEC’s backbone is based on Internet Protocol, which is an open protocol that allows unrelated computer networks to exchange data, and is the technological basis of the Internet. The Internet’s growth in recent years has focused intensive efforts worldwide on developing networks and programs based on Internet Protocol. Internet Protocol technology enables PAETEC to accelerate network traffic flow and makes it easier and less costly to manage its network. This technology generally makes more of the network capacity available for revenue-generating customer traffic.

PAETEC’s backbone network provides a network switching presence close to the customer to reduce access and switching costs, and allows the company to expand its network rapidly to meet customer demand. This regional design also enhances service reliability and allows PAETEC to improve quality and speed, because traffic generally does not have to be routed outside specific regions.

Sales and Marketing

Sales Strategy. PAETEC’s goal is to be the most customer- and employee-oriented network-based provider of communications services in its markets. PAETEC targets medium-sized and large businesses and institutions that it believes can benefit from the company’s value-added services. PAETEC pursues a decentralized sales strategy, which grants its sales representatives substantial flexibility to negotiate the pricing and other terms of its customer agreements, subject to meeting specified revenue and profitability requirements. For this strategy to succeed, PAETEC must be able to attract, train, motivate and retain skilled sales professionals. PAETEC seeks to recruit sales representatives with experience working for other communications providers, telecommunications equipment manufacturers and network systems integrators in the company’s existing and target markets. PAETEC then augments that experience with an internal training program and with software tools that provide its sales representatives with the information they need to negotiate profitable customer contracts.

The sales teams in each of the markets in which PAETEC provides network services is led by its Executive Vice President of Sales, who is responsible for the acquisition and retention of all accounts in the applicable market and reports directly to the company’s Chief Operating Officer. Each team generally includes branch sales managers, account managers, sales representatives, sales engineers and field technicians. PAETEC’s sales teams use a variety of methods to qualify leads and schedule initial appointments, including developing relationships with local industry associations and obtaining customer referrals.

PAETEC’s sales representatives generally make the initial customer contacts and sales, and serve as the principal customer liaison. At the time of the first sale, PAETEC assigns the customer to an account manager who has responsibility for account follow-up and the sale of additional services. As PAETEC develops new services, the account managers target existing customers for further account penetration. PAETEC also staffs each local sales office with support specialists who assist the sales force and with a sales engineer, who coordinates switching the customer to PAETEC service. PAETEC’s service agreements with new customers generally have initial terms of three years that may be terminated by the customer at any time following a specified notice period and upon payment of a termination fee. Following expiration of the initial term, PAETEC seeks to enter into a new fixed-term agreement with the customer. If a new agreement is not reached, the initial agreement will continue on a monthly basis until terminated by the customer or the company. Some of PAETEC’s integrated solutions agreements have initial terms of up to five years.

Pricing Strategy. For each prospective customer, PAETEC’s sales force uses proprietary software tools that it developed to conduct profitability and pricing analysis for use in preparing proposals. This procedure serves to ensure that PAETEC maintains its focus on obtaining customers that meet internal profitability standards, while illustrating the potential benefits that a customer may realize by using a broader bundle of services. The focus of the pricing strategy is to allow PAETEC’s sales representatives maximum flexibility in pricing individual services so long as each bundled sale is profitable. In this way, PAETEC’s sales representatives can customize their sales approach, using its proprietary software, to the unique requirements and price sensitivities of each individual customer. PAETEC believes that this pricing flexibility provides its sales force with a competitive advantage over the sales efforts of many other telecommunications carriers. In addition, PAETEC believes this tailored approach to service pricing allows the company to position itself as a flexible and responsive service provider at the initial point of contact with customers.

Sales Force. As of June 30, 2006, PAETEC conducted its direct sales and marketing activities through approximately 280 employee sales representatives, including approximately 19 sales managers. As of the same date, PAETEC maintained a total of 30 sales offices in 12 states and the District of Columbia. Each sales office is staffed with at least one sales manager, who has primary responsibility for the results of that office. PAETEC uses its sales offices not only to target businesses and other customers operating within its markets, but also to solicit and service national accounts. To increase operating efficiency, some of its sales offices support the sales teams for multiple markets.

PAETEC requires each new member of its direct sales force to participate in an initial in-house training program, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. PAETEC also requires members of its direct sales force to participate in an ongoing training program designed to enhance their knowledge of the communications industry, the company’s services and the needs of its targeted customers. PAETEC seeks to motivate its direct sales force with a compensation program that emphasizes commissions and eligibility for options to purchase PAETEC common stock. Its sales commission program is designed to reward account retention and the addition of new customers.

The efforts of PAETEC’s direct sales force are complemented by marketing activities conducted by independent sales agents. As of June 30, 2006, PAETEC marketed its services through over 1,000 independent sales agencies. PAETEC seeks to select sales agencies that are well known to medium-sized and large businesses and institutions in their markets, and PAETEC trains its sales agents on how to retain and develop the customer accounts they introduce to us. For the six-month period ended June 30, 2006, customers referred to PAETEC by its sales agents generated 40% of the company’s network services revenue. As of June 30, 2006, 47 of its employees were dedicated to developing and supporting its agent program.

Customer Service. PAETEC believes that customer service has become a critical element in attracting and retaining customers in the communications industry. PAETEC has designed its customer service strategy to allow it to meet its customer needs rapidly and efficiently. The principal sales representative for each customer provides the first line of customer service by identifying and resolving any customer concerns before the delivery of service. Once PAETEC has begun to deliver service, PAETEC assigns an account manager to each customer to supervise all aspects of customer relations, including account collections and complaint resolution, and to provide a single point of contact for all customer service issues. Both the principal sales representative and the account manager work with the company’s network operations center when technical assistance is needed. The operations center staff evaluates any out-of-service condition and directs remedial action to be implemented by PAETEC’s technical personnel or, where appropriate, its equipment vendors or external service providers. In addition, the operations center staff maintains contact with the customer and prepares reports documenting the service issue and any corrective action taken. The account development representative or sales representative also may assist in communications with the customer until the out-of-service condition has been corrected.

Marketing. In its markets, PAETEC seeks to position the company as the high-quality alternative for communications services by offering network reliability, increased customer support and a broad spectrum of communications services at competitive prices. PAETEC intends to continue to build its reputation and brand identity by working closely with its customers to develop services tailored to the customer’s particular needs. PAETEC implements targeted promotional efforts that emphasize the breadth of its communications solutions and its ability to deliver a cost-effective integrated services package to its target customer base.

To support direct marketing programs, PAETEC’s marketing staff builds and maintains a prospect database for each primary market based on the number of access lines, usage of long distance service, demographic data and concentration of potential customers. Before entering a market, PAETEC develops a profile of prospective customers using its own databases, as well as those of third parties. PAETEC initially targets high-volume communications users with name recognition in the local business community. Securing these “anchor tenants” as customers facilitates sales efforts in the local market and provides customer references for potential new accounts.

Back Office Systems

PAETEC’s information systems and procedures for operations support and other back office systems enable it to price its services competitively, to meet the needs of its customers and to interface with other carriers. PAETEC believes its information systems also provide it with a long-term competitive advantage by enabling the company to implement services in its markets rapidly and to shorten the time between receipt of a customer order and generation of revenue.

PAETEC believes that its ability to provide customers with a single integrated bill for all services is a key factor in satisfying and retaining customers. The company’s bills are available in a variety of formats that can be tailored to a customer’s specific needs. For example, PAETEC provides account codes that enable a customer to track expenses by employee, department or division. To help manage its costs, a customer also is able to use codes to restrict calling by individuals. Viziqor Solutions serves as PAETEC’s billing system provider. The Viziqor billing system provides PAETEC with data regarding payments and credit history, creates reports that track accounts receivable aging and churn, and tracks agent commissions and margin reports. PAETEC has implemented additional billing enhancements and has evaluated additional software for traffic analysis, line cost audit and operational financial reporting. PAETEC also has implemented WebFront, an advanced delivery system that currently provides customers with web-based access to their accounts.

PAETEC believes that advanced back office systems are necessary to enable its employees to provide customers with consistent, high-quality service. PAETEC has therefore developed its back office systems and procedures according to an internal management system that works to document best practices and duplicate them throughout the organization. As a result of its efforts, PAETEC has received ISO 9001:2000 registration, which refers to a series of documents that provide international guidelines on management systems and procedures. PAETEC obtained this third-party verification by documenting the processes it uses to respond to, monitor and fulfill customer requests and implement best practices throughout the company. PAETEC believes that maintaining the documentation and processes required to support this ISO 9001:2000 registration helps it to ensure that customer related processes are consistent throughout the company, which in turn helps PAETEC maintain a consistent customer experience regardless of service location.

PAETEC has developed the information systems and procedures for operating system support and other back office systems necessary to enter, schedule, fill and track a customer’s order from the point of sale to the installation and testing of service. These information systems also link its trouble management, inventory, billing, collection, facility management and customer service systems. MetaSolv Software, Inc. has developed PAETEC’s operations support systems for managing customer, network and equipment orders. MetaSolv’s software manages PAETEC’s ordering, service provisioning, network inventory management and design, trouble resolution, gateway interconnections and work-flow management business functions. PAETEC has implemented an equipment management system and circuit inventory to track its network facilities. In addition, PAETEC has implemented service order management and tracking systems that are linked to the billing system, and electronic gateways to incumbent carriers to allow for automated and rapid provisioning, local number portability and new service offerings.

Acquisitions

To supplement its internal growth, PAETEC pursues a targeted acquisition strategy that seeks acquisition candidates that fulfill one or more of the following objectives:

•	increase its penetration of existing markets;

•	expand into new markets; and

•	enhance its ability to sell and deliver value-added services.

PAETEC focuses its acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers.

Since its formation, PAETEC has completed the following eight acquisitions for a total consideration of $88.6 million, including shares of common stock valued for purposes of the acquisitions at $45.2 million:

•	Standard Communications, Inc. (November 1998). The customer base of this long distance reseller headquartered in Tarpon Springs, Florida and doing business as SCI Long Distance Telephone.

•	Telperion Development Corporation (June 1999). The professional staff and specified assets of this Internet consulting company headquartered in Newark, New York.

•	East Florida Communications (August 1999). A local and long distance reseller and equipment provider headquartered in Daytona Beach, Florida.

•	Campuslink Communications Systems, Inc. (September 1999). A provider of integrated telephone, video, data and other communications services primarily to colleges and universities and the privatized student housing market.

•	Pinnacle Software Corporation (April 2000). A professional services and software company headquartered in Pittsford, New York.

•	Data Voice Networks, Inc. (May 2000). The assets of a company headquartered in Eddystone, Pennsylvania, which designs and implements data networks for small to medium-sized businesses and distributes data products for Cisco Systems and other vendors.

•	Covista Communications, Inc. (August 2004). Assets of this facilities-based provider of telecommunications services headquartered in Chattanooga, Tennessee, including a base of small and medium-sized business customers located primarily in the mid-Atlantic region.

•	American Long Lines, Inc. (February 2005). A telecommunications company serving primarily small and medium-sized businesses in the mid-Atlantic region.

Competition

The telecommunications industry is highly competitive. PAETEC competes primarily on the basis of the price, availability, reliability, variety and quality of its service offerings and on the quality of its customer service. Price competition in the markets for various telecommunications products and services has been intense and is expected to increase. PAETEC’s competitors in the provision of local and long-distance telecommunications include:

•	incumbent carriers such as Verizon, AT&T (formerly SBC), and BellSouth (which is being acquired by AT&T);

•	established long-distance operators such as AT&T, Verizon (which acquired MCI), Sprint Nextel, and other competitive carriers like us; and

•	other types of companies, including wireless carriers, resellers, cable companies, Internet service providers, satellite carriers, equipment vendors, network integration outsourcing vendors, electric utilities, and businesses offering long distance data and voice services using the Voice over Internet Protocol, or VoIP.

Incumbent Carriers. PAETEC believes that its primary competition in each of its markets will continue to be the incumbent carriers, which are the large telephone companies, such as AT&T and Verizon which today incorporate the traditional regional Bell operating companies that historically provided local telephone service. These companies offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with us. Some of these companies, such as AT&T and Verizon, also are investing heavily to upgrade their networks, which will enhance their ability to offer a range of services and compete with us.

Incumbent carriers generally have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than PAETEC’s and have the potential to subsidize competitive services with revenue from a variety of other businesses. Additionally, as demonstrated by the recent mergers between SBC and AT&T, between Verizon and MCI, and by AT&T’s pending acquisition of BellSouth, some incumbent carriers are growing in size, which is expected to improve their ability to compete. While the Telecommunications Act and past FCC and state regulatory commission decisions establish extensive obligations on the incumbent carriers to allow non-incumbent carriers such as PAETEC to interconnect with the facilities of the incumbent carriers, the scope of those obligations have been narrowed pursuant to recent court decisions and regulatory changes described below. These developments, which have resulted in increased pricing flexibility and relaxed regulatory oversight for incumbent carriers, may have a negative impact on PAETEC’s business opportunities.

Recent FCC decisions and policy initiatives provide incumbent carriers with increased pricing flexibility for their private line, special access and switched access services. These recent FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Regulators in some states have adopted or are considering similar forms of deregulation. These actions could have a material adverse effect on competitive carriers, including PAETEC, that compete with the incumbent carriers.

Consolidation of Established Long-Distance Operators and Other Competitive Carriers. PAETEC also faces, and expects to continue to face, competition from other current and potential market entrants. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to a number of new competitors that may put PAETEC at a competitive disadvantage. Established long-distance carriers such as AT&T, MCI and Sprint made significant inroads into the marketplace for local and other services, and the recent mergers between AT&T and SBC and between MCI and Verizon increased the strength of those combined companies in both the local and long distance markets, significantly altering the national telecommunications landscape. These mergers also decreased the competitive alternatives available to PAETEC for various network elements and services. AT&T’s pending acquisition of BellSouth will have similar effects on PAETEC and the telecommunications industry. Many other incumbent and non-incumbent carriers also are expanding their facilities-based and non-facilities-based offerings in the long-distance market. Other new entrants, or “competitive carriers,” already have established local operations in some of PAETEC’s current and target markets. Many competitive carriers and long-distance service providers have been struggling financially, but PAETEC cannot accurately predict which of these carriers will be able to continue to compete effectively against it over time. PAETEC also cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience. For instance, prices in the long distance market have declined significantly in recent years and are expected to continue to decline, but PAETEC cannot predict the ultimate effect this may have on its competitors or on its business.

Other Types of Companies. Other current and prospective competitors in the local and long-distance voice and data markets include:

•	Wireless carriers;

•	Internet service providers;

•	VoIP providers;

•	cable television companies;

•	electric utilities; and

•	others, such as resellers of local and long-distance telephone services, microwave carriers, service providers offering alternative access methods, and private networks built by large end-users.

Wireless Carriers. Technological advances and the entry of new competitors in wireless communications will provide increased competition for us. National carriers such as Sprint Nextel, Verizon Wireless, Cingular Wireless and T-Mobile USA, as well as smaller regional companies, provide local and long-distance services that increasingly are viewed by consumers as competitive with the offerings of wireline telecommunications carriers such as PAETEC. Established providers in other industries, such as cable television companies, as well as companies that specifically target markets with defined demographics, also have entered into arrangements to resell or re-brand wireless services. Some of these providers have long-standing relationships with customers and financial, technical and marketing resources substantially greater than PAETEC’s.

Separately, industry consolidation has also resulted in the significant growth of more traditional wireless competitors. Sprint, for example, completed its merger with Nextel in 2005; Cingular completed its merger with

AT&T wireless in 2004; and other wireless carriers may follow suit, creating economies of scope and scale that could increase these companies’ ability to compete in the marketplace. Cingular, for instance, which today is co-owned by AT&T and BellSouth, is expected to improve its ability to compete as a consequence of AT&T’s pending acquisition of BellSouth. Recent advances in technologies also allow wireless carriers to provide not only voice but also data transmission, Internet access services and next generation services such as mobile multimedia products. In addition, the introduction of fixed wireless applications has facilitated the creation of companies that are in the process of installing equipment and building networks that may offer the same types of services that PAETEC offers or intends to offer. The planned deployment of WiMax technology, for example, will facilitate the development of similar broadband access services on a fixed and mobile basis.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for voice services to be transmitted over the Internet. Internet service providers such as AOL, Earthlink, Inc., and others are exploring ways to become telecommunications service providers or to exploit their market position through new initiatives and strategic partnerships with large, well-funded incumbent carriers and other providers. Earthlink, for example, has developed and is implementing plans to wire municipalities for the provision of competitive broadband service through the use of Wi-Fi technology. If successful, these plans will increase the number of competitive providers of broadband service, which could place additional downward pressure on prices for such service.

VoIP Providers. PAETEC expects to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because, although the FCC has deemed the jurisdictional nature of VoIP to be interstate, the regulatory classification of VoIP remains unclear and providers of VoIP services may be able to avoid costly regulatory requirements, including the payment of intercarrier compensation fees. This could impede PAETEC’s ability to compete on the basis of price.

Cable Television Companies. Cable television companies such as Cablevision Systems Corp., Comcast Corporation, Cox Communications and Time Warner Cable have continued aggressively to deploy telecommunications and broadband Internet access services to customers on a broad scale. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, these companies are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner. In addition, some of these companies, including Time Warner, Cox and Comcast, have announced plans to resell wireless services, which potentially could lead to the creation of new bundled competitive service offerings that incorporate multimedia components of cable television and wireless broadband Internet access services at competitive rates.

Electric Utilities. The electric utility industry has begun to develop technologies to permit broadband communications to be deployed over existing power lines and related infrastructure. These services, commonly referred to as broadband power line communications, or PLC, could eventually enable electric utilities to provide voice and data services. Although broadband PLC is still in its infancy, the FCC has already begun to develop a regulatory framework for its deployment, and a number of electric utilities are conducting field trials for broadband services. PAETEC cannot predict whether or when broadband PLC will become commercially viable or the extent to which it may threaten the competitive standing of carriers such as PAETEC in the telecommunications marketplace.

Most of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than PAETEC has. As a result, compared to PAETEC, the company’s competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Further, they may succeed in developing and expanding their communications and network infrastructures more quickly than PAETEC can.

PAETEC believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored, value-added network services market, resulting in even greater competition. Some telecommunications companies and online services providers are currently offering or have announced plans to offer broadband access services, or to expand their network services. Other companies, including Time Warner, also have obtained or expanded their broadband Internet access products and services as a result of acquisitions. Still others, such as Google Inc., are developing new technologies and applications, the effect of which cannot at this time be determined. These developments may permit PAETEC’s competitors to devote greater resources to the marketing of existing competitive products and services and the creation of new competitive products and services. In addition, the ability of some of PAETEC’s competitors to bundle other services and products with outsourced corporate networking services or Internet access services could place it at a competitive disadvantage.

Regulation

The following summary of regulatory developments and legislation does not purport to describe all current and proposed federal, state and local regulations, administrative rulemakings and legislation affecting PAETEC. Other federal and state legislation and regulations are currently the subject of judicial proceedings, rulemakings and legislative hearings and there are administrative proposals which could change, in varying degrees, the manner in which the communications industry operates.

PAETEC’s services are subject to varying degrees of federal, state and local regulation. Under the Communications Act, as amended by the Telecommunications Act, the FCC’s rules and comparable state laws and regulations, PAETEC and other competitive carriers are required to provide service upon reasonable request and to interconnect their networks with the networks of other carriers, and are subject to other regulatory obligations, some of which are described below.

The FCC exercises jurisdiction over PAETEC’s facilities and services to the extent they are used to provide, originate or terminate interstate or international communication services offered to the public. State regulatory commissions regulate the same facilities and services to the extent they are used to originate or terminate intrastate communication services offered to the public. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing rules to allow new companies to compete with the historically monopoly local phone companies.

Existing federal and state regulations are subject to frequent amendment by federal and state administrative agencies, judicial proceedings, and legislative action that could affect, in varying degrees, the manner in which PAETEC operates. Several bills intended to amend the Communications Act have been introduced in Congress over the last year. Proposed legislation, if enacted, could have a significant effect on PAETEC’s business and on the business of the company’s competitors. PAETEC cannot predict the outcome of any ongoing legislative initiatives, administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon the company specifically. PAETEC is also subject to a variety of local regulations in each of the geographic markets in which it operates.

Federal Regulation

PAETEC is regulated by the FCC as a non-dominant carrier subject to minimal regulation under the Communications Act. Both the Communications Act and the FCC’s rules and policies implementing the Act generally favor entry into local and other telecommunications markets by new competitors, such as PAETEC, and seek to prevent anti-competitive practices by incumbent carriers.

Under the Communications Act, PAETEC is subject to the general requirement that its charges, practices and classifications for communications services must be “just and reasonable,” and that it refrain from engaging in any “unjust or unreasonable discrimination” with respect to its charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, or the assignment of any authorizations held by such a carrier. Telecommunications carriers such as PAETEC are also subject to a variety of miscellaneous regulations that, for instance, require the filing of periodic revenue and service quality reports.

Federal Regulations Affecting Network Services. The FCC requires all telecommunications services providers, including non-dominant carriers such as PAETEC, to maintain authorizations to provide or resell domestic and international long distance services. The FCC generally has the power to modify or terminate a carrier’s authority to provide domestic long distance or international services for failure to comply with federal laws or FCC regulations and may impose fines or other penalties for violations. In addition, the FCC maintains jurisdiction to act upon complaints filed against any telecommunications service provider for failure to comply with their statutory or regulatory obligations.

The FCC no longer requires non-dominant carriers to file tariffs with respect to long distance access and does not permit tariffing of domestic long distance or international services. Instead, the FCC requires carriers to post their interstate end user and international long distance tariffs on the Internet and otherwise make the rates, terms and conditions for these services available to their customers. As a result, PAETEC’s non-tariffed service offerings may no longer be subject to the “filed rate doctrine,” which provides that the terms of the filed tariff control all contractual disputes between a carrier and its customers. The current regulatory scheme could expose PAETEC to legal liabilities and costs, because the company can no longer rely on this doctrine to settle disputes with customers. PAETEC currently enters into contracts with customers and notifies its customers when rates are adjusted or services are added or removed. PAETEC also no longer may rely on the tariff filings of its competitors to determine the extent to which their products and services are offered and are competitively priced compared to its own products and services. These changes could result in substantial administrative expenses over time.

Measure Designed To Speed Competitive Entry. The Telecommunications Act imposes a variety of duties on local telephone service providers, including PAETEC, to promote competition in the provision of local telephone services. These duties include requirements to:

•	interconnect directly or indirectly with other carriers;

•	permit resale of services;

•	permit users to retain their telephone numbers when changing carriers;

•	provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices; and

•	establish reciprocal compensation arrangements for the transport and termination of telecommunications.

Incumbent local exchange carriers, or incumbent carriers, are also subject to additional duties that facilitate entry by competing carriers such as PAETEC. For example, incumbent carriers must:

•	permit competitors to colocate their equipment on the premises of the incumbent carriers;

•	allow competitors to make use of some elements of incumbent carrier networks on an unbundled basis, and on non-discriminatory, cost-based terms; and

•	offer wholesale versions of their retail telecommunications services for resale at discounted rates.

Incumbent carriers are required to negotiate in good faith with competitive carriers, such as PAETEC, that may request any or all of the foregoing arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” in their entirety agreements reached between the incumbent carrier and another carrier. The FCC previously permitted carriers to “pick and choose” provisions from the agreements of other carriers for their own agreements with incumbent carriers, but that rule is no longer in effect.

Pending FCC Proceedings. PAETEC faces substantial uncertainties stemming from ongoing FCC proceedings related to the implementation of the statutory requirements listed above, as well as ongoing judicial review of various FCC’s decisions, both of which could result in significant changes to these regulatory obligations. PAETEC cannot predict the outcome of ongoing administrative or judicial proceedings or their potential impact upon the company. The following examples illustrate the types of ongoing rule changes that could affect PAETEC’s business:

•	Triennial Review Remand Order. In February 2005, the FCC issued an order, commonly known as the Triennial Review Remand Order, revising the rules implementing the unbundled network element provisions of the Telecommunications Act. The order substantially narrowed the scope of unbundled network elements, as well as combinations of those elements, that incumbent local exchange carriers must make available to competitive carriers, such as PAETEC, under federal and state price regulations. Specifically, the FCC’s revised rules reduced the number of situations in which incumbent carriers must make available to competitive carriers high-capacity loops and dedicated transport facilities, such as DS-1s, DS-3s, as well as dark fiber facilities and unbundled local circuit switching. As a result, beginning in September 2006, incumbent carriers may charge commercial rates for these network elements.

•	Because PAETEC’s primary method of reaching its end-users is via leased “special access” facilities, such as digital T-1 transmission lines, its business has not been significantly affected by the FCC’s revised regulations. Special access lines are not subject to the unbundling requirements of the Telecommunications Act and, therefore, have not been affected by the FCC’s recent order. Moreover, special access service, as a traditional incumbent carrier product, has not faced the same ordering and provisioning difficulties associated with competitive carrier’s use of unbundled network elements. However, to the extent that the availability of unbundled network elements may have served as a price restraint on the prices charged for special access lines, PAETEC could face increased prices for special access lines given the limited alternatives means of access. Moreover, due to the recent mergers of AT&T with SBC and Verizon with MCI, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on both mergers to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints will remain in place for 30-months following the closing of each respective merger. After the expiration of these conditions, both companies are expected to be free to realign charges for special access services in line with current commercial rates. A significant increase in the price for special access could result in a detrimental cost impact to carriers like PAETEC.

•	TELRIC Proceeding. An ongoing proceeding before the FCC continues to examine the methodology by which state regulatory authorities set wholesale prices for incumbent carrier network elements. The FCC has sought comment on whether a change from the current pricing methodology, known as TELRIC or “total element long run incremental cost,” which sets prices based on models of the forward-looking costs of hypothetical networks, to a pricing methodology which bases the forward-looking cost analysis on the actual networks deployed by incumbent carriers is warranted. If the FCC adopts significant changes to the pricing methodology, incumbent carriers could be able to propose that state regulatory commissions permit them to raise their rates for unbundled network elements in line with the new FCC mandated pricing methodology. Such an event could raise the cost of doing business for competitive carriers, such as PAETEC Holding.

•

Operations Service Support Proceeding. The FCC opened proceedings that highlight the operational service support provided by the incumbent carriers for both UNE products as well as other types of circuits, specifically special access, that PAETEC may purchase from time to time from incumbent carriers. Service quality standards, or the absence of those standards, for either of these categories of service could substantially increase the provisioning intervals for such services, as well as maintenance and repair standards and intervals. An increase in intervals for provisioning of a circuit will result in a delay in realization of customer revenue, because the billing of the customer depends on the service establishment date. Similarly, any delay in repairing a circuit may result in crediting a customer a portion of the potential billed revenue under customer service level agreements. This proceeding remains pending and the timetable for FCC action is uncertain.

•	Special Access Regulatory Regime. The FCC opened a rulemaking proceeding in January 2005 to reexamine the pricing of special access services by incumbent carriers. The proceeding was opened in response to a petition by AT&T requesting that the FCC return the pricing of special access services to a long-standing price cap regime. Although the FCC denied AT&T’s request, the FCC initiated a proceeding to determine whether further regulatory oversight may be warranted based on assertions that the special access prices charged by incumbent carriers are too high. The FCC has tentatively concluded that it will continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, although it will also seek to determine whether the current criteria used to assess whether sufficient competitive market forces exist have worked as intended. PAETEC relies, to a considerable extent on special access facilities to connect to its customers. Thus, the underlying wholesale price of special access services must be maintained at a level that allows PAETEC to price its retail offerings to meet its gross margin expectations. Incremental increases in wholesale prices of special access services will exert pressure on PAETEC’s gross margins. At this time, PAETEC cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect its business.

•	BOC Classification Proceeding. In October 2005 and February 2006, Qwest and Verizon, respectively, filed petitions seeking forbearance or, in the alternative, interim waivers of some dominant carrier regulations applicable to the long distance services of former Bell operating companies, or “BOCs.” In those petitions, Verizon and Qwest have requested that the FCC exempt them from tariff requirements, price cap regulation, accounting separation requirements and requirements to provide comparably efficient interconnection and open network architecture with respect to in-region long distance services, among others. These same issues also are currently pending in an ongoing FCC rulemaking, which began in 2003 to address the issue of regulating BOC long distance services after the anticipated sunset of section 272 regulations implemented pursuant to the Telecommunications Act. The Section 272 rules were originally designed to facilitate competitive entry into the local telephone markets dominated by the BOCs. If the Qwest and Verizon petitions for forbearance are granted, or if the FCC ultimately reaches conclusions that are adverse to PAETEC in the pending rulemaking, it could have a material adverse effect on PAETEC’s business. Grant of the Qwest and Verizon petitions would remove important competitive safeguards currently applicable to incumbent carriers with regard to their wholesale and retail long distance services provided in PAETEC’s markets. PAETEC cannot predict the outcome of these pending petitions for forbearance, or the conclusions of the pending rulemaking. Removal of BOC regulatory restraints, particularly with respect to price cap regulations could, however, make it more difficult for PAETEC to compete in some markets with Verizon and may raise PAETEC’s operating costs.

•	Verizon Forbearance Proceeding. On September 6, 2006, Verizon filed six separate petitions requesting that the FCC forbear from applying certain regulatory obligations on Verizon in the metropolitan service areas of Boston, New York, Philadelphia, Pittsburgh, Providence and Virginia Beach. Verizon seeks similar regulatory relief as granted by the FCC to Qwest in December 2005. In the Qwest proceeding, the FCC granted Qwest’s petition for forbearance from the obligation to provide unbundled loops and dedicated transport in those portions of the Omaha metropolitan service area where facilities-based competition had increased significantly. In addition, the FCC also decided to forbear from applying certain dominant carrier regulation to Qwest’s provision of mass market switched access and broadband services in Qwest’s service territory. Verizon has similarly argued that because facilities based competition has significantly increased in the identified markets, it should receive the same relief granted to Qwest. Public comment on the Verizon petitions are due January 26, 2007 and the outcome of this pending proceeding cannot be predicted at this time. However, should the FCC grant Verizon’s petition in any of the identified markets, such a result could have a material adverse impact on PAETEC’s ability to purchase wholesale network services from Verizon at prices that allow PAETEC to achieve its target product margins. Further, forbearance from its regulatory obligations will enable Verizon to more aggressively compete on price in the shared telecommunications marketplace.

Interconnection Agreements. In connection with offering local telephone services, PAETEC is a party to interconnection agreements with the following incumbent carriers:

•	Citizens Communications, Inc., and ALLTEL, Inc., for a portion of PAETEC’s New York markets;

•	AT&T, for PAETEC’s Connecticut, Illinois and a portion of its California markets;

•	Verizon, for PAETEC’s markets in Virginia, Maryland, the District of Columbia, Delaware, Pennsylvania, New Jersey, Rhode Island, Massachusetts, New Hampshire and Vermont, and for portions of PAETEC’s California, Florida and New York markets; and

•	BellSouth, Smart City Holdings LLC and Embarq Corporation for PAETEC’s Florida markets.

Each interconnection agreement allows PAETEC to enter new markets and to offer telephone service to its current customer base. Each agreement currently permits PAETEC to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without using its own telecommunications facilities. The terms of each interconnection agreement, including pricing terms agreed to by PAETEC and the incumbent carrier, have been approved by state regulatory authorities, although they remain subject to review and modification by those authorities. The changes generated by the FCC’s February 2005 Triennial Review Remand Order could trigger “change of law” provisions in these interconnection agreements that would enable the incumbent carriers to seek state regulatory approval for unfavorable changes to the arrangements before their expiration dates. The interconnection agreements do not resolve all operational issues, and PAETEC and the incumbent carriers continue to seek resolution of those issues through arbitration or commercial negotiations.

Providers of long distance services and other telecommunications services, including PAETEC, also are subject to miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a customer’s long distance or other service provider or govern protection of customer proprietary network information. Noncompliance with these and other provisions can result in significant administrative fines and penalties.

Federal Regulations Affecting Carrier Services. The FCC is currently reviewing the compensation arrangements that exist between carriers for the use of their respective networks. This pending proceeding could significantly alter the manner in which and the rates that local carriers charge long-distance carriers for the origination and termination of long distance traffic. These charges are known as switched access charges. The proceeding also could significantly alter the manner in which and the rates that facilities-based telecommunications providers, including wireless carriers, charge other facilities-based telecommunications providers to terminate traffic on the terminating provider’s network. These charges are known as reciprocal compensation. The FCC’s review of these matters will not only re-examine the rules governing the way carriers charge one another, which is referred to as intercarrier compensation, but also the potential effect that changes to the intercarrier compensation regime could have on various federal subsidy programs, such as the universal service fund, the financial impact on the nation’s legacy carrier network infrastructure, and the overall effect changes to intercarrier compensation may have on consumers’ retail rates.

Multiple proposals to reform intercarrier compensation have been submitted to the FCC by various industry groups. A recent proposal, known commonly as the Missoula Plan, is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. The Missoula Plan creates three classes of carriers and sets forth a timetable for the unification of rates within each respective class. Class 1 consists of the regional bell operating companies and their competitors, including competitive carriers such as PAETEC, wireless, cable and VoIP operators; Class 2 consists of mid-size wireline incumbents; and Class 3 consists of rural telephone companies. If adopted by the FCC, the plan could have a substantial effect on PAETEC Holding’s access revenues, network capital expenditures and costs of sales. PAETEC Holding cannot predict the effect, if any, resulting from the implementation of the Missoula Plan or other pending intercarrier compensation reform proposals. Significant changes to the current rules governing the intercarrier compensation regime could, however, have a material adverse effect on PAETEC Holding’s ability to bill and collect reciprocal compensation and access fees.

As a non-dominant carrier, PAETEC generally is not subject to price or rate of return regulation at the federal level, nor is it required to obtain express FCC authorization for the installation or operation of its domestic network facilities. In 2001, however, the FCC established a benchmark rate policy that, under most circumstances, precludes competitive carriers, such as PAETEC, from charging interexchange carriers for interstate switched access services at rates that are higher than the rates that incumbent carriers may charge for comparable services. Although the FCC’s rules regarding competitive carriers’ access charges are subject to further regulatory revision and judicial review, the benchmark rate policy has decreased PAETEC’s access rates since 2001. The FCC has also imposed restrictions on the rates that competitive carriers may charge incumbent carriers for traffic terminated to Internet service providers.

In general, the FCC benchmark rate policy may prevent PAETEC from raising its access charges with respect to the provision of some carrier services and its reciprocal compensation rates substantially above specified levels. Current FCC policies and regulations also have helped to maintain or reduce the rates that PAETEC’s competitors may charge PAETEC for similar wholesale carrier services. As a result, PAETEC currently is able substantially to pass through cost savings to its network services customers. Nevertheless, the outcome of FCC’s decisions on intercarrier compensation reform and its effect on PAETEC’s business and the businesses of its competitors cannot be predicted.

Federal Regulations Affecting Both Network Services and Carrier Services. The FCC has established a universal service subsidy regime which provides subsidies for the provision of telecommunications and information services to rural and other high-cost areas. Providers of interstate telecommunications services, such as PAETEC, must pay assessments that fund these subsidies. PAETEC also may be eligible to obtain subsidies for some services that it provides. At this time, PAETEC cannot determine with certainty its net financial responsibility for the universal service fund. The FCC is currently assessing universal service fund contribution payments based on a percentage of each telecommunications provider’s projected interstate and international telecommunications revenue. Carriers are permitted to pass through a specified percentage of their universal service fund contribution assessment to their customers in a manner consistent with FCC billing regulations.

In conjunction with intercarrier compensation reform, the FCC also is addressing ways to revise the manner in which carriers are required to make contributions to universal services. The FCC is currently considering proposals that would base the universal service fund assessment on the number of lines or telephone numbers that a telecommunications carrier actively provides, rather than on a percentage of collected revenue. The objective behind the proposed change is to capture universal service fund revenues from the dynamic and expanding universe of new service providers. In addition, various states maintain, or are in the process of implementing, their own universal service programs. Rising universal service obligations may increase PAETEC’s overall costs. However, the company could benefit from USF program subsidies if it chooses to deploy network infrastructure and services in areas and to customers eligible to receive universal service support. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how those changes might affect the company.

IP-Enabled Services Proceeding. The FCC has held that cable modem services offered by cable television companies and broadband Internet services offered by digital subscriber line, or DSL, by incumbent carriers should be classified as “information services” and not telecommunications subject to regulation under Title II of the Communications Act. Moreover, the pending regulatory classification of various other IP-based services is currently unclear. In March 2004, the FCC issued a notice of proposed rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or “PSTN,” or classifying those that are utilized as a true substitute for traditional telephone service. The FCC has yet to reach a conclusion on the issues presented in the IP-Enabled docket, however, numerous ancillary proceedings portend a growing deregulatory trend with regard to IP-based services specifically and broadband service offerings in general. For instance, in March 2006, the FCC granted the forbearance petition of Verizon by operation of law; exempting Verizon’s stand-alone broadband services, such as ATM and Frame Relay services, as well as other packet-switched services, from regulation under Title II of the Communications Act. Other petitions seeking similar regulatory treatment have been filed by AT&T, Qwest, Frontier, Sprint, BellSouth and others, all of which are pending. Conversely, the FCC has held that certain IP-based offerings, specifically those that (1) uses ordinary customer premises equipment with no enhanced functionality; (2) originates and terminates on the public switched telephone network; and (3) undergoes no net protocol conversion and provides no enhanced functionality to end users due to the provider’s use of IP technology, are to be classified at telecommunications services and remain subject to the regulatory framework established under Title II, including the payment of access charges.

State Regulation

PAETEC provides local telephone service and other intrastate telecommunications services that are subject to the jurisdiction of state regulatory commissions. Regulations by the state public utility commissions in the jurisdictions in which PAETEC operates can affect the provision of its network services and its carrier services.

To provide local and intrastate telecommunications services, PAETEC generally is required to obtain a certificate of public convenience and necessity from the state public utility commission and to comply with applicable state regulations, including, in most states, the requirement to file tariffs setting forth the company’s terms and conditions for providing services. As of June 30, 2006, PAETEC held certificates to provide competitive local telecommunications services in 29 states and the District of Columbia, and held certificates to provide interstate long distance services in 50 states and intrastate long distance services in 48 states.

Some state public utility commissions also require PAETEC to file periodic reports, pay various regulatory fees and assessments, and comply with state regulations governing quality of service, consumer protection and other similar issues. State public utility commissions also regulate intercarrier compensation rates between local services providers. PAETEC is not currently subject to price cap or rate of return regulation in any of its current or planned markets. The imposition of new regulatory burdens in a particular state may adversely affect the profitability of PAETEC’s services in that state.

Several of the states in which PAETEC operates require public utility commission approval before the transfer of a carrier’s authority to operate within the state, the transfer of its assets to a new entity, or a change in the control of an entity that controls a carrier operating within the state. Some states also regulate a carrier’s issuance of securities or incurrence of debt. PAETEC believes that, as the degree of intrastate competition increases, the states will offer the incumbent carriers increasing pricing flexibility. This flexibility may make it easier for the incumbent carriers to price their services aggressively and otherwise compete with PAETEC, which could have a material adverse effect on the company and its revenue.

Local Regulation

PAETEC’s network is subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect the company’s provision of both network services and carrier services. In some of the areas where PAETEC provides service, it may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future, and that, following the expiration of existing franchises they could increase fee levels.

Properties

PAETEC’s corporate headquarters and its network operations center are located in Fairport, New York. The facility consists of approximately 100,000 square feet of office space, under a 20-year lease expiring in April 2021.

In addition to its corporate headquarters, as of June 30, 2006, PAETEC maintained 29 sales offices in various U.S. locations under leases expiring between August 2006 and December 2014. These offices contain a total of approximately 152,000 square feet of office space and range in area from approximately 2,000 square feet to approximately 24,000 square feet. The following table lists the location of each of PAETEC’s sales offices:

California	Massachusetts	Pennsylvania
Culver City	Boston	Eddystone
Irvine	Waltham	Horsham
San Diego		Pittsburgh
Maryland
	Baltimore	Rhode Island
Connecticut		Providence
Hartford	New Hampshire
Manchester
Florida		Metropolitan
Daytona Beach	New Jersey	Washington, D.C.
Fort Lauderdale	Clark	Reston, Virginia
Orlando	Newark	Washington, D.C.
Tampa	Voorhees	.

Illinois	New York
Chicago	Albany
Fairport
Long Island
New York City
Newburgh
Purchase
Syracuse
Williamsville

As of June 30, 2006, PAETEC maintained 12 leased network equipment sites that contain a total of approximately 105,000 square feet of equipment space, which PAETEC generally occupies with its network equipment and the equipment of its customers and other end users. US LEC’s leases for the sites, which range in area from approximately 5,000 square feet to approximately 15,000 square feet, expire between July 2006 and December 2014. The following table lists the location of each of PAETEC’s network equipment sites:

California Los Angeles (two sites)	Massachusetts Boston	Pennsylvania Philadelphia

Florida Miami	New Jersey Newark	Virginia Sterling

Illinois Chicago	New York Albany New York City (two sites) Rochester

PAETEC intends to lease additional sales offices and network equipment sites as it expands. PAETEC believes that necessary space will be available on a commercially reasonable basis to accommodate its anticipated growth.

Intellectual Property

PAETEC’s ability to compete depends in part upon its proprietary rights in its technology and business procedures and systems. PAETEC relies on a combination of contractual restrictions and copyright, trademark and trade secret laws to establish and protect these proprietary rights. It is the company’s policy to require employees, consultants and, if warranted based on the service to be provided, vendors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that confidential information developed or made known during the course of a relationship with PAETEC must be kept confidential and not disclosed to third parties except in specific circumstances.

PAETEC considers its trademarks to be of material importance to its business plans. PAETEC has been granted federal trademark/service mark registration for the following marks: PAETEC COMMUNICATIONS, INC. (with logo design), PASSIONATE ABOUT QUALITY, WHERE PHONE SERVICE HAS BECOME AN ART, WHERE COMMUNICATIONS HAS BECOME AN ART, TECPATH and CAMPUSLINK. Federal registration of trademarks and service marks is effective for an initial period of ten years and is renewable for as long as PAETEC continues to use the marks.

Employees

As of June 30, 2006, PAETEC had approximately 1,300 full-time employees. Of these employees, 509 were employed in corporate management and administration and 367 were non-salaried employees. None of its employees are covered by collective bargaining contracts. PAETEC considers its relationships with its employees to be good.

Legal Proceedings

From time to time, PAETEC is subject to legal proceedings within the normal course of operations. PAETEC is not a party to any pending legal proceedings that it believes would, individually or in the aggregate, have a material adverse effect on its business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF US LEC

Overview

General

Based in Charlotte, N.C., US LEC is a full service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. The company also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, selected Internet services and MegaPOP(R) (local dial-up Internet access for ISPs) nationwide.

In evaluating US LEC’s operating performance, US LEC considers the following measures to be the most important:

•	total revenue;

•	end customer revenue in total and as a percentage of total revenue;

•	customer retention;

•	control of network expense, general and administrative expenses; and

•	working capital management.

During the year ended December 31, 2005 and the six months ended June 30, 2006, management believes US LEC achieved positive results in each of these measures.

Total and End Customer Revenue

US LEC derives revenue from two sources: end customers and other telecommunications carriers. End customer revenue is comprised of recurring, usage-sensitive charges (primarily long distance services) and installation paid by businesses and other end customers for voice, data and Internet services. Revenue from other carriers is comprised of access charges and reciprocal compensation paid by IXCs and incumbent local exchange carriers, or “ILECs,” for the origination and termination of inter-exchange and local calls. Because end customer revenue represents a stable and recurring revenue stream, US LEC’s focus has been, and will continue to be, on the growth and retention of end customers and product penetration to these customers.

Six Months Ended June 30, 2006. The following table provides a breakdown of the components of US LEC’s revenue for the six months ended June 30, 2006 and 2005:

	Six months ended June 30,
	2006	2005
	(in thousands)
End Customer Revenue
Voice Monthly Recurring Charges	$86,623	$77,351
Data Monthly Recurring Charges	67,487	57,867
Long Distance	28,121	25,313

	182,231	160,531
Percent of Total Revenue	87%	85%

Carrier Charges
Carrier Access	14,806	17,820
Reciprocal Compensation	4,073	4,461

	18,879	22,281
Percent of Total Revenue	9%	12%

Other Revenue	8,370	6,046
Percent of Total Revenue	4%	3%

Total Revenue	$209,480	$188,858

As illustrated by the table above, the increase in total revenue has resulted primarily from growth in end customer revenue. The growth in end customer revenue was primarily attributable to an increase in the number of customers, achieved through a combination of increased penetration of established markets, continued development and acceptance of new services. In addition, high rates of customer retention facilitate end customer revenue growth and increased opportunity for providing additional services. During the six months ended June 30, 2006, US LEC’s end customer base increased from approximately 26,200 to approximately 27,800, and our average monthly business class customer turnover remained constant at approximately 0.7%.

A key source of growth in end customer revenue has been the increase in data services and US LEC anticipates this growth will continue in future periods. During the six months ended June 30, 2006, US LEC increased end customer revenue from data services from approximately 30% of total revenue in the first six months of 2005 to 32% of total revenue in the first six months of 2006.

Three Year Period Ended December 31, 2005. The following table provides a breakdown of the components of US LEC’s revenue over the past three years:

	2005	2004	2003
	(Dollars in millions)
End Customer Revenue
Voice Monthly Recurring Charges	$159.2	$143.4	$121.3
Data Monthly Recurring Charges	120.8	92.2	46.9
Long Distance	50.8	48.4	43.1

	$330.8	$284.0	$211.3
Percent of Total Revenue	85%	80%	68%

Inter-Carrier Compensation
Carrier Access	$35.0	$50.3	$78.9
Reciprocal Compensation	8.7	10.6	10.4

	$43.7	$60.9	$89.3
Percent of Total Revenue	11%	17%	29%

Other Revenue	$13.2	$11.3	$10.3
Percent of Total Revenue	3%	3%	3%

Total Revenue	$387.7	$356.2	$310.8

As illustrated by the table above, the increase in total revenue has resulted primarily from growth in end customer revenue. The growth in end customer revenue is primarily attributed to an increase in the number of customers, achieved through a combination of geographic expansion, increased penetration of established markets, continued development and acceptance of our new services and acquisitions. US LEC’s operating results for 2005 include one full year of revenue resulting from the StarNet acquisition. In addition, high rates of customer retention facilitate end customer revenue growth and increased opportunity for additional services. During 2005, US LEC’s base of business class customers increased from 22,324 to 26,225, and its average monthly business class customer turnover remained constant at approximately 0.7%.

A key source of growth in end customer revenue has been the increase in data services and US LEC anticipates this growth to continue in future periods. During 2005, the number of customers purchasing data products increased by 6,900 and increased end customer revenue from data services from approximately 26% of total revenue in 2004 to 31% of total revenue in 2005. The Fastnet acquisition in December 2003 was a strategic step in US LEC’s effort to accelerate the growth of US LEC’s data business. Through the Fastnet acquisition, US LEC obtained two data centers and added new and improved data and Internet services to its product set, which it has marketed to its existing customers.

Uncertainties That Could Adversely Affect Revenue

US LEC expects end customer revenue to continue to increase and carrier revenue to continue to decrease as percentages of total revenue in future periods. US LEC expects this continuing change in revenue mix to occur due to its emphasis on expanding its end customer base and to rate reductions in new agreements with ILECs and IXCs, as well as legislative and regulatory actions that could have a negative impact on carrier charges.

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act, and the financial distress of many carriers in the wake of the downturn in the telecommunications industry have embroiled numerous industry participants, including US LEC, in disputes, lawsuits, proceedings and arbitrations before state regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of US LEC. These issues include the interpretation and enforcement of interconnection agreements, the terms of interconnection agreements US LEC may adopt, operating performance obligations, reciprocal compensation, access rates, the applicability of access rates to wireless traffic, rates applicable to different categories of traffic, and the characterization of traffic for compensation purposes.

US LEC anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations, and proceedings over these and other material issues. US LEC anticipates also that further legislative and regulatory rulemaking will occur on the federal and state level as the industry deregulates and as US LEC enters new markets or offers new services. Rulings adverse to US LEC, adverse legislation, new regulations or changes in governmental policy on issues material to US LEC could have a material adverse effect on the US LEC’s revenue and cash flow.

For a detailed description of the regulatory and judicial proceedings in which US LEC is currently involved, see Note 7 to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 of US LEC appearing elsewhere in this joint proxy statement/prospectus and related discussion in “US LEC’s Business—Regulation.”

Customer Retention

One of the measures that US LEC uses to gauge its success in providing quality services to its customers and also to gauge its success in competing against the incumbent and other carriers in its markets is customer retention. As US LEC adds more customers to its base, it is important that it keep as many of its current customers as possible as the cost of obtaining a new customer is greater than keeping an existing one. US LEC includes every category of customer loss when it calculates the customer retention rate for US LEC, including customers that are deactivated due to non-payment of their bills. US LEC believes that it has one of the highest retention rates among any of the carriers in its footprint. In 2005, US LEC retained 90.6% of its customer base, an average retention of 99.2% per month.

Network Expense

During 2005, US LEC continued to execute a controlled growth strategy that included an extensive re-configuring and streamlining of its network, strict purchasing controls, network design changes, improved purchasing terms and the addition of lower cost circuits to its network as it began to provision some UNE loops. The results of these efforts are reflected in the reduced cost of US LEC’s local network and customer loops, which decreased 9% from the fourth quarter of 2004 to the second quarter of 2006. Overall, network expense as a percentage of total revenue remained stable at approximately 49% for 2005 and 2006 despite the change in revenue mix from carrier charges toward end customer revenue, which carries higher network costs.

Working Capital Management

During 2005, US LEC continued to focus on working capital management that included management of end customer receivables and days sales outstanding, or “DSOs,” accounts payable and vendor relationships and strict purchasing controls of selling, general and administrative, or “SGA,” expenses. As a result of increased revenue and management of its working capital offset by increased accounts receivable and DSOs related to carrier disputes, US LEC continued to generate positive cash flow from operations. Through the second quarter of 2006, US LEC has had positive cash flow from operations in fourteen of the last fifteen quarters.

Results of Operations

Six Months Ended June 30, 2006 Compared With the Six Months Ended June 30, 2005

Revenue. Approximately 96% of US LEC’s revenue is currently derived from two sources—end users and carrier charges. The balance of US LEC’s revenue is derived from other sources, including wholesale customers, installation revenue, and other miscellaneous sources. Revenue increased to $209.5 million for the six months ended June 30, 2006 from $188.9 million for the six months ended June 30, 2005. For the six months ended June 30, 2006, end customer revenue increased to $182.2 million from $160.5 million for the six months ended June 30, 2005. The growth in end customer revenue was due to an increase in the number of end customers and in the services utilized by each customer. This increase in customers and in end customer revenue was primarily achieved through a combination of increased penetration of established markets, continued development and acceptance of new services and geographic expansion. Of particular note is that the majority of the increase in end customer revenue was due to an increase of approximately 3,900 customers purchasing data services, resulting in a $9.6 million increase in data revenue from the first half of 2005 to the first half of 2006. For customers acquired through organic growth, our product take rate, the number of services utilized by each customer, increased from 4.8 as of June 30, 2005 to 5.1 as of June 30, 2006.

Revenue from carrier charges decreased to $18.9 million for the six months ended June 30, 2006 from $22.3 million for the same period in 2005. US LEC expects total carrier revenue to remain relatively flat or to decrease slightly in future periods due primarily to anticipated lower rates offset by additional minutes on its network.

US LEC expects total revenue to increase in future periods as a result of end customer growth. Carrier revenue is expected to be relatively flat in the near term, but decline as a percentage of total revenue. Reciprocal compensation and wholesale revenue continue to represent a very minor portion of US LEC’s total revenue. Other revenue including wholesale revenue accounted for only 4% of total revenue for the six months ended June 30, 2006.

Network Expenses. Network expenses are comprised primarily of leased transport, facility installation, and usage charges. Network expenses increased to $103.4 million for the six months ended June 30, 2006 from

$92.4 million for the six months ended June 30, 2005. The slight increase in network expenses as a percentage of revenue can be attributed to the shift in revenue mix toward end customer revenue, which carries higher network expenses. The increases in network expense as a percentage of revenue that resulted from reductions in carrier access revenue were offset by decreases in network expense as a percentage of revenue as a result of network reconfiguring and streamlining activities, and positive adjustments of previous amounts estimated as accrued network costs. This increase in network expenses was primarily a result of the increase in the size of US LEC’s network, an increase in customers and usage by US LEC’s customers, as well as a shift to higher network expense for end customer revenue.

Depreciation and Amortization. Depreciation and amortization expense for the six months ended June 30, 2006 decreased to $24.4 million from $25.6 million for the six months ended June 30, 2005. The decrease in depreciation and amortization for the 2006 period was primarily due to an increase in fully depreciated assets.

Selling, General and Administrative Expenses (Excluding Stock-Based Compensation Expense). SG&A expenses excluding stock-based compensation expense for the six months ended June 30, 2006 increased to $76.9 million from $72.5 million for the six months ended June 30, 2005. The increase in expense was primarily due to an increase in salaries and related costs which continue to account for over 60% of US LEC’s total SG&A, as well as an increase in advertising and marketing and agent commission expenses. Total headcount increased 5% to 1,143 as of June 30, 2006 from 1,092 as of June 30, 2005, while US LEC increased its business class customer base by over 15% during the same period.

Other SG&A expenses are primarily comprised of costs associated with developing and expanding the infrastructure of US LEC as it expands into new markets and adds new services. Such expenses are associated with marketing, occupancy, bad debt, administration and billing. Other SG&A expenses also include legal fees associated with disputes and loss on disposal of fixed assets. The maintenance of SG&A expenses as a percentage of revenue was primarily due to expense control, an improvement in back office efficiencies and growth in revenue. An illustration of US LEC’s productivity improvement is the amount of end customer revenue per employee, which increased from $74,600 in the second quarter of 2005 to $80,900 in the second quarter of 2006. US LEC expects continued improvements in this measure as it continues to focus on efficiency in its back office operations.

Stock-based Compensation Expense. Stock-based compensation expense for the six months ended June 30, 2006 was $1.2 million. As of January 1, 2006, US LEC adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning this fiscal year and any unvested grants before the adoption of SFAS No. 123(R). In accordance with this method financial statements for prior periods have not been restated.

Interest Income and Expense. Interest income for the six months ended June 30, 2006 was $0.6 million, compared to interest income of $0.5 million for the six months ended June 30, 2005. Interest expense for the six months ended June 30, 2006 was $10.0 million, compared to $8.5 million for the six months ended June 30, 2005. The increase in interest expense was primarily related to higher overall market interest rates.

Income Taxes. For the six months ended June 30, 2006 and 2005, US LEC did not record an income tax benefit. US LEC has provided a full valuation allowance against deferred tax assets resulting from net operating losses, as management cannot predict, based on available evidence, that it is more likely than not that such assets will be ultimately realized.

Net Loss. Net loss for the six months ended June 30, 2006 amounted to $5.8 million, compared to a net loss of $9.5 million for the six months ended June 30, 2005. Dividends paid in kind and accrued on preferred stock for the six months ended June 30, 2006 and 2005 amounted to $8.5 million and $8.0 million, respectively. The accretion of preferred stock issuance costs for the six months ended June 30, 2006 and 2005 amounted to $0.3 million during each period.

As a result of the foregoing, net loss attributable to common stockholders for the six months ended June 30, 2006 amounted to $14.7 million, or $0.48 per diluted share, as compared to $17.9 million, or $0.59 per diluted share for the six months ended June 30, 2005.

During the year ended December 31, 2005, US LEC achieved positive results in each of these measures. US LEC believes this demonstrates the validity of its business plan and its ability to execute it.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Revenue. Approximately 97% of US LEC’s revenue is currently derived from two sources—end users and carrier charges. Approximately 3% of US LEC’s revenue is derived from other sources, including wholesale customers, installation revenue, and other miscellaneous sources. End customer revenue is comprised of recurring, usage-sensitive charges (primarily long distance services) and installation charges paid by businesses and other end customers for voice, data and Internet services. The components of end customer revenue include monthly recurring charges, usage charges and initial non-recurring charges. Monthly recurring charges are fees paid by customers for facilities in service and additional features on those facilities. Usage charges are usage-sensitive fees paid for calls made, primarily long distance, by the customer. Initial non-recurring charges consist primarily of the amortization of deferred installation charges billed to customers. Carrier charges are derived from billings to other carriers, primarily for network access charges and reciprocal compensation. Access charges are comprised of fees paid primarily by IXCs for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation rates are fixed by an interconnection agreement executed between those carriers or mandated by the FCC.

Revenue increased to $387.7 million for the year ended December 31, 2005, from $356.2 million in 2004. The increase in total revenue in 2005 was due entirely to an increase in end customer revenue, as carrier charges decreased significantly in 2005 from 2004. In 2005, US LEC’s business class end customer revenue increased to $330.8 million or 85% of total revenue from $284.0 million, or 80% of total revenue in 2004. The growth in business class end customer revenue was due to an increase in the number of business class customers and in the services utilized by each customer. During 2005, US LEC’s business class customer base increased 17%, from 22,324 to 26,225. This increase in customers and in end customer revenue was primarily achieved through a combination of increased penetration of established markets, continued development and acceptance of new services, and geographic expansion. Of particular note is that the majority of the increase in end customer revenue was due to an increase of approximately 6,900 customers that took at least one data product, resulting in a $28.6 million increase in data revenue from 2004 to 2005. US LEC’s organic product take rate—the number of services used by each customer not acquired through acquisition—increased from 4.7 products per customer in 2004 to 4.8 in 2005.

Revenue from carrier charges decreased to $43.6 million in 2005 from $60.9 million in 2004. These results include the revenue impact of rate decreases in 2005, the resolution of intercarrier compensation issues with BellSouth which resulted in the recognition of $1.8 million in additional revenue in 2004, reductions in the number of carrier access revenue sharing arrangements, as well as the impact of various settlements and adjustments to amounts owed to customers that share access revenue. US LEC expects total carrier revenue to remain relatively flat or to decrease slightly in future periods due to additional minutes on our network offset by anticipated lower rates.

US LEC expects total revenue to increase in future periods as a result of end customer growth. Carrier revenue is expected to be relatively flat in future periods, but decline as a percentage of total revenue. Reciprocal compensation and wholesale revenue continue to represent a very minor portion of our total revenue. Other revenue including wholesale revenue accounted for only 3% of total revenue in 2005.

Network Expenses. Network expenses are comprised primarily of leased transport, facility installation and usage charges. Network expenses increased to $186.9 million for 2005 from $171.3 million for 2004, but remained constant as a percentage of revenue at 48% despite the shift in revenue mix toward end customer revenue and away from intercarrier compensation. The increases in network expense as a percentage of revenue that resulted from reductions in carrier access revenue were offset by decreases in network expense as a percentage of revenue as a result of network reconfiguring and streamlining activities, and positive adjustments of previous amounts estimated as accrued network costs. This increase in network expenses was primarily a result of the increase in the size of US LEC’s network, an increase in customers and usage by US LEC’s customers, as well as a shift to higher network expense for end customer revenue.

Depreciation and Amortization. Depreciation and amortization for 2005 increased to $50.7 million from $49.9 million in 2004 primarily due to the increase in depreciable assets in service related to US LEC’s network.

Selling, General and Administrative Expenses. SG&A expenses for the year ended December 31, 2005 increased to $148.9 million, or 38% of revenue, compared to $139.2 million, or 39% of revenue, for the year ended December 31, 2004. Amounts exclude the charge related to carrier access disputes in 2005. Normal and recurring provisions for doubtful accounts are included in selling, general and administrative expenses for all periods presented. Salary and related costs continue to account for approximately two-thirds of US LEC’s total SG&A. Total headcount increased 6% to 1,128 as of December 31, 2005 from 1,065 as of December 31, 2004, while US LEC was able to increase its customer base by 17% during 2005.

Other SG&A expenses are primarily comprised of costs associated with developing and expanding the infrastructure of US LEC as it expands into new markets and adds new products. Such expenses are associated with marketing, occupancy, bad debt, administration and billing. Other SG&A expenses also include legal fees associated with litigation and loss on disposal of fixed assets. The decrease in SG&A expenses as a percentage of revenue in 2005 was primarily due to expense control, an improvement in back office efficiencies and growth in revenue. The progress US LEC has made in increasing the productivity of its employees is best illustrated by the change in its customer-to-employee ratio. In 1999, this ratio was 4:1. At the end of 2005, this ratio had improved to 23:1. Another illustration of US LEC’s productivity improvement is the amount of quarterly end customer revenue per employee, which increased from $57,200 in the fourth quarter of 2003 to $70,200 in the fourth quarter of 2004 to $76,600 in the fourth quarter of 2005.

Charge Related to Carrier Access Disputes. As a result of IXC access disputes and settlements, US LEC took a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005. US LEC believes, based on the facts known at this time, that the one-time charge and the reserves reflected on its balance sheet are adequate to account for the settlements and the ultimate resolution of current disputes.

Charges Related to the Early Extinguishment of Debt. Charges related to the early extinguishment of debt totaled $4.4 million in 2004 and were related to the early retirement of US LEC’s subordinated debt and the related acceleration of the $2.0 million discount associated with this subordinated debt and $2.4 million of unamortized debt issuance fees related to the senior credit facility and the subordinated notes. There were no charges related to the early extinguishment of debt in 2005.

Interest Income and Expense. Interest income for 2005 increased to $1.0 million from $0.6 million in 2004. Interest expense for 2005 increased to $17.8 million from $11.7 million in 2004 primarily resulting from refinancing US LEC’s senior credit facility at higher effective interest rates, a full year of interest on the increase in debt that occurred in 2004, an increase in interest expense related to the deferred principal payments on US LEC’s bank debt term loan and higher overall market interest rates.

Income Taxes. For the years ended December 31, 2005 and 2004, US LEC did not record an income tax benefit. US LEC has provided a full valuation allowance against deferred assets resulting from net operating losses, as management cannot predict, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized.

Net Loss. Net loss for 2005 amounted to $38.6 million, compared to a net loss of $19.8 million for 2004. The increase in net loss was primarily due to the charge related to carrier access disputes as well as an increase in interest expense and charges related to the extinguishment of debt. Preferred stock dividends paid in kind for the year ended December 31, 2005 and 2004 amounted to $16.3 million and $15.3 million, respectively. The accretion of preferred stock issuance cost was $0.6 million for each of the years ended December 31, 2005 and 2004, respectively. As a result of the foregoing, net loss attributable to common stockholders for the year ended December 31, 2005 amounted to $55.5 million or $1.83 per diluted share, as compared to $35.7 million, or $1.19 per diluted share for 2004.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Revenue. Revenue increased to $356.2 million for the year ended December 31, 2004, from $310.8 million in 2003. The increase in total revenue in 2004 was due entirely to an increase in end customer revenue, as carrier charges decreased significantly in 2004 from 2003. In 2004, US LEC’s business class customer revenue increased to $284.0 million or 80% of total revenue from $211.3 million, or 68% of total revenue in 2003. The growth in business class customer revenue was due to an increase in the number of business class customers and in the services utilized by each customer. During 2004, US LEC’s business class customer base increased 33%, from 16,814 to 22,324. This increase in customers and in end customer revenue was primarily achieved through a combination of increased penetration of established markets, continued development and acceptance of new services, geographic expansion, one full year of revenue resulting from the Fastnet acquisition and the impact of the 2004 acquisition of StarNet. Of particular note is that the majority of the increase in end customers was due to an increase of approximately 4,000 customers that took at least one data product, resulting in a $45.3 million increase in data revenue from 2003 to 2004. US LEC’s organic product take rate—the number of services utilized by each customer not acquired through acquisition—increased from 4.4 in 2003 to 4.7 in 2004.

Revenue from carrier charges decreased to $60.9 million in 2004 from $89.3 million in 2003. These results include the revenue impact of rate decreases in 2004, the resolution of intercarrier compensation issues with BellSouth which resulted in the recognition of $1.7 million in additional revenue, reductions in the number of carrier access revenue sharing arrangements, as well as the impact of various settlements and adjustments to amounts owed to customers that share access revenue.

Reciprocal compensation and wholesale revenue continue to represent a very minor portion of US LEC’s total revenue. Other revenue including wholesale revenue accounted for only 3% of total revenue in 2004.

Network Expenses. Network expenses increased to $171.3 million for 2004 from $148.7 million for 2003, but remained constant as a percentage of revenue at 48% despite the shift in revenue mix toward end customer revenue. The increases in network expense as a percentage of revenue that resulted from reductions in carrier access revenue were offset by decreases in network expense as a percentage of revenue as a result of network reconfiguring and streamlining activities, and positive adjustments of previous amounts estimated as accrued network costs. This increase in network expenses was primarily a result of the increase in the size of US LEC’s network, an increase in customers and usage by its customers, as well as a shift to higher network expense for end customer revenue.

Depreciation and Amortization. Depreciation and amortization for 2004 increased to $49.9 million from $48.4 million in 2003 primarily due to the increase in depreciable assets in service related to US LEC’s network.

Selling, General and Administrative Expenses. SG&A expenses for the year ended December 31, 2004 increased to $139.2 million, or 39% of revenue, compared to $126.3 million, or 41% of revenue, for the year ended December 31, 2003, exclusive of the $5.8 million recovery for doubtful accounts related to WorldCom in 2003. Salary and related costs continue to account for approximately two-thirds of US LEC’s total SG&A. Total headcount increased 5% to 1,065 as of December 31, 2004 from 1,016 as of December 31, 2003, partially due to the addition of StarNet personnel, while US LEC was able to increase its customer base by 33%.

Other SG&A expenses are primarily comprised of costs associated with developing and expanding the infrastructure of US LEC as it expands into new markets and adds new products. Such expenses relate to marketing, occupancy, bad debt, administration and billing. Other SG&A expenses also include legal fees associated with litigation and loss on disposal of fixed assets. The decrease in SG&A expenses as a percentage of revenue in 2004 was primarily due to expense control, an improvement in back office efficiencies and growth in revenue. The progress we have made in increasing the productivity of our employees is best illustrated by the change in US LEC’s customer-to-employee ratio. In 1999, this ratio was 4:1. At the end of 2004, this ratio had improved to 20:1. Another illustration of US LEC’s productivity improvement is the amount of quarterly end customer revenue per employee, which increased from $31,300 in the fourth quarter of 2001 to $57,200 in the fourth quarter of 2003, to $70,200 in the fourth quarter of 2004.

Charges Related to the Early Extinguishment of Debt. Charges related to the early extinguishment of debt totaled $4.4 million in 2004 and were related to the early retirement of US LEC’s subordinated debt and the related acceleration of the $2.0 million discount associated with this subordinated debt and $2.4 million of unamortized debt issuance fees related to the senior credit facility and the subordinated notes.

Interest Income and Expense. Interest income for 2004 increased to $0.6 million from $0.4 million in 2003. Interest expense for 2004 increased to $11.7 million from $8.6 million in 2003 primarily resulting from refinancing US LEC’s senior credit facility at higher effective interest rates, an increase in interest expense related to the deferred principal payments on our bank debt term loan and higher overall market interest rates.

Income Taxes. For the years ended December 31, 2004 and 2003 US LEC did not record an income tax benefit. US LEC has provided a full valuation allowance against deferred assets resulting from net operating losses, as management cannot predict, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized.

Net Loss. Net loss for 2004 amounted to $19.8 million, compared to a net loss of $14.5 million for 2003. The increase in net loss was primarily due to the increase in interest expense and charges related to the extinguishment of debt as noted above. Dividends paid in kind and accrued on preferred stock for the year ended December 31, 2004 and 2003 amounted to $15.3 million and $14.4 million, respectively. The accretion of preferred stock issuance cost was $0.6 million for each of the years ended December 31, 2004 and 2003, respectively. As a result of the foregoing, net loss attributable to common stockholders for the year ended December 31, 2004 amounted to $35.7 million, or $1.19 per diluted share, as compared to $29.5 million, or $1.08 per diluted share for 2003.

Critical Accounting Policies and Estimates

Revenue Recognition—US LEC recognizes revenue on telecommunications and enhanced communications services in the period that the service is provided. Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists; (2) services have been rendered; (3) seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

US LEC’s revenue is comprised of two primary components: (1) fees paid by end customers for voice, data and Internet services; and (2) carrier charges including access and reciprocal compensation. End customer revenue includes voice, data and Internet services and is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid primarily by IXCs to US LEC for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation that is earned as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on US LEC’s network that originates on another carrier’s network. Amounts billed to ILECs, IXCs and other carriers are recorded based on US LEC’s determination of usage, category of traffic and the associated rate. These items are subject to some degree of estimation and subsequent adjustments may occur. However, management does not believe such adjustments will be material to the consolidated financial statements.

US LEC defers revenue associated with installation costs billed to new end customers. This deferred revenue is being amortized over 30 months, the average initial term of the current contracts.

Carrier revenues are recorded net of amounts due to other parties, primarily customers under each respective telecommunications service arrangement with whom US LEC is required to share related access revenue.

Early termination fees and late payment charges received from customers are recognized as revenue when the payment is received.

Network Expenses—Network expenses are comprised primarily of two types of charges: leased transport charges which comprise approximately 77% of US LEC’s network expenses and usage sensitive charges which comprise approximately 23% of US LEC’s network expenses, during the year ended December 31, 2005. US LEC’s leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect US LEC’s customers to US LEC owned switch that services that customer and to connect to the ILEC and other carrier networks. US LEC, as part of its “smart-build” strategy, does not currently own any fiber or copper transport facilities. These facilities are leased from various providers including, in many cases, the ILEC. Network expenses include management’s estimate of charges for direct access lines, facility charges, outgoing and incoming minutes, reciprocal compensation and other costs of revenue for a given period for which bills have not yet been received by US LEC. Management’s estimate is developed from the number of lines and facilities in service, minutes of use and contractual rates charged by each respective service provider as well as estimated amounts accrued for pending disputes with other carriers. Subsequent adjustments to this estimate may result when actual costs are billed by the service provider to US LEC. US LEC has to date been successful in negotiating lease agreements which generally match in the aggregate the duration of its customer contracts, thereby allowing US LEC to mitigate the risk of incurring charges associated with transmission facilities that are not being utilized by customers. Usage sensitive charges are primarily comprised of usage charges associated with US LEC’s long distance and access charges and reciprocal compensation owed to other carriers.

Also included in network expense are the amortization of deferred customer and network installation costs, which are discussed in more detail below.

Provisions for Doubtful Accounts—US LEC maintains an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to US LEC. These estimates are based on a number of factors including 1) historical experience, 2) aging of trade accounts receivable, 3) disputes, 4) bankruptcy, 5) general economic, industry or business information and 6) specific information obtained by US LEC on the financial condition and current credit worthiness of customers or carriers.

Deferred Customer and Network Installation Costs—US LEC incurs and capitalizes certain costs in connection with the required expansion of its telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to US LEC’s telecommunication platform as well as expenditures for expanding the network when customer growth requires capacity enhancements. These two types of costs are referred to as customer installation costs and network installation costs. Customer installation costs represent incremental direct costs to enhance US LEC’s telecommunications network to allow US LEC to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by US LEC had a new contract not been entered into. These costs are amortized over the average initial term of open contracts, which is currently 30 months.

Network installation costs are paid to local exchange carriers and IXCs for installing circuits and trunks to insure adequate capacity on US LEC’s network to serve existing and new customers. Network installation costs are amortized over 60 months, the expected useful life of the circuits and trunks that are installed.

Impairment of Long-Lived Assets—US LEC reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Stock Based Compensation—US LEC measures the compensation cost of its stock plans under the provisions of Accounting Principles Board, or “APB”, Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards, or “SFAS”, No. 123, “Accounting for Stock-Based Compensation”. Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

Had compensation cost for the employee stock plans been determined consistent with SFAS No. 123, US LEC’s net loss and net loss per share would approximate the following pro forma amounts:

	2005	2004	2003
Net loss, as reported	$(38,648)	$(19,762)	$(14,540)
Preferred dividends	(16,256)	(15,316)	(14,431)
Accretion of preferred stock issuance fees	(623)	(587)	(553)

Net loss attributable to common stockholders, as reported	(55,527)	(35,665)	(29,524)

Add: Stock-based employee compensation expense included in reported net income	—	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,823)	(6,357)	(8,174)

Pro forma net loss	$(57,350)	$(42,022)	$(37,698)

Weighted average shares outstanding	30,399	29,927	27,392

Net loss per share:
Basic and diluted, as reported	$(1.83)	$(1.19)	$(1.08)

Basic and diluted, pro forma	$(1.89)	$(1.40)	$(1.38)

US LEC estimated the fair value for stock options using the Black-Scholes model assuming no dividend yield; volatility of 80%, an average risk-free interest rate of 4.35%, 3.63%, and 3.25% for 2005, 2004 and 2003, respectively, an expected life of 5.1, 5.1, and 5.2 years for 2005, 2004 and 2003, respectively. The weighted average remaining contractual life of stock options outstanding at December 31, 2005 was 7.6 years.

US LEC estimated the fair value of its employee stock purchase plan, which we refer to as the “US LEC ESPP”, for 2005, using the Black-Scholes model assuming no dividend yield, volatility of 80%, an average risk-free interest rate of 3.72%, and an expected life of 0.5 years.

In December 2004, the FASB issued SFAS No. 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in US LEC’s consolidated statements of income. The accounting provisions of SFAS No. 123R are effective for annual reporting periods beginning after June 15, 2005. US LEC was required to adopt SFAS No. 123R on January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” above for the pro forma net income and net income per share amounts, for fiscal 2003 through fiscal 2005, as if US LEC had used a fair-value-based method similar to the methods required under SFAS No. 123R to measure compensation expense for employee stock incentive awards.

In February 2006 US LEC announced a voluntary stock option exchange offer for current employees and directors that are holding stock options granted before January 1, 2006, which we refer to as the “2006 exchange offer”. Immediately following the expiration of the 2006 exchange offer on March 27, 2006, US LEC granted new options for exchange and canceled the tendered options. Options covering a total of 4,321 shares were eligible for exchange in the 2006 exchange offer. US LEC accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. The exercise price of the new options was $2.08, the average closing price per share of the US LEC common stock on the NASDAQ Global Market for the five consecutive trading days immediately before the date the new options were granted.

Liquidity and Capital Resources

Since its public offering of approximately $87.1 million of US LEC common stock in April 1998, US LEC has funded its operations and capital needs through borrowings under its secured credit facility and private placements of equity and debt securities, including $200.0 million of US LEC preferred stock with affiliates of Bain and THL in April 2000, $5.0 million of 11% senior subordinated notes in December 2002, $10.0 million of US LEC common stock in November 2003 and, in September 2004, $150.0 million in aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2009, the proceeds of which were used to repay all outstanding debt. US LEC exchanged the privately placed notes for publicly registered notes in December 2004, which we refer to as the “US LEC notes”. In October 2005, US LEC entered into a $10.0 million revolving credit facility under which, as of this joint proxy statement/prospectus, there were no advances. In addition, US LEC has raised over $8.0 million between 1998 and June 2006 through the purchase of US LEC common stock by employees under US LEC’s stock plans. Through the second quarter of 2006, US LEC has generated positive cash flow from operations for fourteen of the last fifteen quarters. Net cash provided by operating activities for the six months ended June 30, 2006 and 2005 was $18.3 million and $4.3 million, respectively.

The US LEC notes bear interest at an annual rate of six-month LIBOR plus 8.50%. Interest is reset semi-annually and is payable on April 1 and October 1 of each year. The interest rate for the six-month period ended April 1, 2006, which was set on October 1, 2005, was 12.72%. The interest rate for the six month period ended October 1, 2006, which was set on April 1, 2006 was 13.62%. The maturity date of the US LEC notes is October 1, 2009. The US LEC notes are guaranteed by all of US LEC’s subsidiaries and are secured on a second priority basis by substantially all the assets of US LEC and its subsidiaries, including the capital stock of US LEC’s subsidiaries.

The indenture governing the US LEC notes contains covenants which, subject to certain exceptions, limit the ability of US LEC and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of US LEC or its subsidiaries. Upon a change of control, the indenture requires US LEC to make an offer to repurchase the US LEC notes at 101% of the principal amount, plus accrued interest. The indenture allows US LEC to redeem the US LEC notes at redemption prices of 105.5%, 103.5% and 100.0% of the principal amount during the 12-month period beginning on October 1 of the years 2006, 2007 and 2008 and thereafter, respectively.

Debt issuance fees associated with the US LEC notes totaled $5.5 million and are being amortized through the maturity date of October 1, 2009. Unamortized debt issuance fees related to the US LEC notes were $3.6 million and $4.8 million as of June 30, 2006 and 2005, respectively. Debt issuance fees associated with the revolving credit facility totaled $0.4 million and are being amortized through the maturity date of August 1, 2009. Unamortized debt issuance fees related to the revolving credit facility are $0.3 million as of June 30, 2006.

The following table provides a summary of US LEC’s contractual obligations and commercial commitments:

	Payment Due by Period (in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (1)	$150.0	$—	$150.0	$—	$—
Operating leases	39.4	8.8	24.9	3.2	2.5

Total contractual cash obligations	$189.4	$8.8	$174.9	$3.2	$2.5

(1)	Amount excludes interest expense which is payable semi-annually on the $150.0 million face value of the US LEC notes at an annual rate of six-month LIBOR plus 8.50% which is estimated to total approximately $72.0 million over the remaining term of the US LEC notes, assuming current interest rates of 13.75% over the period. The discount on the US LEC notes, totaling $0.75 million, is being amortized to interest expense on the statement of operations through the maturity date of October 1, 2009. There were no amounts outstanding under our $10.0 million revolving credit facility.

Cash provided by operating activities was approximately $18.3 million and $4.3 million for the six months ended June 30, 2006 and 2005, respectively. The increase in cash provided by operating activities of $14.0 million was primarily due to a $13.6 million increase in cash provided by accounts receivable. Additional decreases in cash used for accounts payable, accrued expenses, prepaid expenses and other working capital items were offset by a reduction in net loss from operations. The decrease in total accounts receivable of $7.7 million since December 31, 2005 was primarily due to the receipt of approximately $9.0 million in the first quarter of 2006 for settlements with MCI and Sprint related to the billing of access for wireless traffic (see Note 4 to US LEC’s condensed consolidated financial statements). Carrier receivables decreased $0.3 million excluding the $9.0 million carrier settlement payment and end customer receivables increased $1.2 million. Wholesale receivables increased $0.7 million.

Cash used in investing activities decreased to $14.6 million in the six months ended June 30, 2006 from $16.4 million in the six months ended June 30, 2005. Cash purchases of property and equipment of $14.6 million and $16.4 million for the six months ended June 30, 2006 and 2005, respectively, consisted of purchases of switching and related telecommunications equipment, including customer premises equipment, back office information systems, office equipment and leasehold improvements. Although management expects that total capital expenditures for the purchase of property and equipment in 2006 will be similar to those in 2005, US LEC’s deployment of future service offerings may require higher spending.

Cash used in financing activities was $0.6 million for the six months ended June 30, 2005 which included payment on notes payable related to the acquisition of StarNet partially offset by the issuance of stock under the US LEC ESPP. Cash provided by financing activities was $0.8 million for the six months ended June 30, 2006 primarily due to the issuance of stock under the US LEC ESPP.

The restricted cash balance of $0.1 million as of June 30, 2006 and December 31, 2005, serves as collateral for letters of credit related to certain office leases. In addition, the non-current portion of restricted cash of $0.5 million is included in other assets in the consolidated balance sheet as of June 30, 2006 and December 31, 2005. Restricted cash is utilized to secure US LEC’s performance of obligations such as letters of credit to support leases or deposits in restricted use accounts.

Cash paid for capital expenditures identified above of approximately $14.6 million and $16.4 million for the six months ended June 30, 2006 and 2005, respectively, was primarily incurred to support new customer growth. US LEC expects capital expenditures in 2006 to be consistent with capital expenditures incurred in 2005 unless US LEC’s deployment of future service offerings results in higher spending. US LEC estimates that its debt service requirements for the remainder of 2006 will be approximately $10.2 million for cash interest payments on the US LEC notes. There are no scheduled principal payments on the US LEC notes until October 2009. US LEC believes its existing cash on hand and cash flow from operations will be sufficient to fund its operating, investing and debt service requirements through at least June 2007.

Quantitative and Qualitative Disclosures about Market Risk

US LEC is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes on its investments and debt. As of June 30, 2006, investments consisted primarily of institutional money market funds. All of US LEC’s long-term debt consists of variable rate debt with an interest rate that is based on the six-month LIBOR, plus 8.5%, which is reset semi-annually. US LEC anticipates that variable rate interest expense for the last six months of 2006 will be approximately $10.5 million based on the six-month interest rate set on April 1, 2006 and the estimated rate to be set on October 1, 2006. Although it is difficult to predict the impact of interest rate changes on US LEC’s financial statements, the US LEC has total variable rate debt with a face value of $150.0 million as of June 30, 2006. At this level, each one percent increase or decrease in interest rates will have approximately a $1.5 million annual impact on the financial statements of US LEC.

Although US LEC does not currently utilize any interest rate management tools, it continues to evaluate the use of derivatives such as, but not limited to, interest rate swap and cap agreements to manage its interest rate risk. As US LEC’s investments are all short-term in nature and all of its long-term debt is currently at variable short-term rates, management believes the carrying values of US LEC’s financial instruments approximate fair values.

US LEC’S BUSINESS

Overview

Based in Charlotte, N.C., US LEC is a full service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. US LEC also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, selected Internet services and MegaPOP® (local dial-up Internet access for internet service providers, or “ISPs,” nationwide.

US LEC serves a broad array of telecommunications-intensive customers, including customers in the automotive, construction, education, financial, government, healthcare, hospitality, professional/legal, real estate, retail and transportation sectors and other telecommunications providers and ISPs.

US LEC provides its full suite of voice, data and Internet services in 16 states plus the District of Columbia, including Alabama, Delaware, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Mississippi, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. US LEC also offers nationwide data services, web conferencing and audio conferencing services, as well as selected voice services, such as long distance calling, calling card and toll free services, in 27 other states.

US LEC’s principal executive offices are located at 6801 Morrison Boulevard, Charlotte, North Carolina 28211, and the telephone number is (704) 319-1000. US LEC’s Internet address is www.uslec.com. US LEC is not including the information contained on its website as a part of, or incorporating it by reference into, this joint proxy statement/prospectus. US LEC makes available free of charge through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act”, as soon as reasonably practicable after US LEC electronically files such material with, or furnishes such material to, the SEC.

Business Strategy

US LEC’s Mission Statement: US LEC’s mission is to be the premier communications partner for businesses by delivering quality voice, data and Internet services and by exceeding expectations for customer care.

The principal elements of US LEC’s business strategy include:

Offer a Broad Range of Next-Generation and Traditional Communications Services. US LEC offers customers an extensive range of IP, data and voice services that can be bundled on a single customer network connection. US LEC offers advanced, IP-based data and voice services such as MPLS VPN, Ethernet Local Loop and Dynamic TSM, as well as comprehensive Dynamic TSM VoIP-enabled services and features. US LEC also offers local calling services, long distance, long distance plans featuring toll free, audio conferencing and Web-enhanced audio conferencing services, dedicated and dial-up Internet services, including the MegaPOP® Internet access product, frame relay, Multi-Link Frame Relay, ATM, Digital Private Line, or “DPL,” services, managed data solutions, data center services, co-location and Web hosting. US LEC believes that by providing reliable services, competitive pricing and an opportunity to bundle services, US LEC customers realize an exceptional value, and enables US LEC to build a stream of quality recurring end-customer revenue.

Overlay the Existing Network to Support the Shift to IP-based Solutions. In 2005, US LEC began to deploy an IP-based, next-generation network that will fully enable US LEC to offer the flexibility, scalability and efficiencies that advanced IP, data and voice services can provide. US LEC believes this migration to a fully- meshed, IP-based network ideally positions US LEC to leverage a product and service suite that can optimally meet the communications needs of customers with multiple locations, as well as those customers in targeted vertical markets. By continuing to leverage the convergence of IP, data and voice onto a single, fully-meshed network infrastructure, US LEC is able to enhance network utilization and thereby improves margins. US LEC does not resell ILEC dial tone services or provide service via Unbundled Network Element Platforms, or “UNE-P.”

Maintain a Robust Technology Platform. US LEC has over 150 Juniper and Cisco® Internet routers providing reliable, scalable and high-speed network elements that enhance the performance of US LEC’s Internet access service. US LEC also operates 26 Lucent 5ESS® AnyMedia™, 27 Lucent CBX500 ATM, and seven Tekelec T-9000™ digital switches throughout its network. US LEC employs a redundant and diverse advanced intelligent network platform and SS7 signaling network, which includes Telcordia integrated services control points, and Tekelec Eagle signal transfer points. US LEC’s data centers are equipped with Intel ISP platforms as well as a variety of other server platforms, based on customer needs.

Provide Outstanding Customer Service. US LEC believes that a key element of the success of a competitive carrier is the ability to satisfy the service needs of its customers, and that providing customers with outstanding customer care enhances the ability of US LEC to retain its customers, as well as attract new customers. US LEC must be able to provide a quality and timely activation, resolve service issues efficiently, quickly implement change requests, produce accurate bills, resolve billing issues, provide reliable services, and promptly add additional services and capacity required by its customers. Customer service is provided locally by US LEC’s market-based sales, sales support and operations teams and centrally by US LEC’s four Network Operations Centers, or “NOCs.” US LEC consistently performs PreVIEWSM, an internal review of a customer’s initial bill before they are made available to the customer, concluding with a US LEC representative reviewing the initial invoice with the customer to ensure it is as expected. US LEC also provides PowerVIEWSM, US LEC’s Web-enabled customer self-care portal that allows customers to obtain detailed network billing and account trend information, as well as manage, provision and monitor selected US LEC services such as US LEC Conferencing, US LEC Web Hosting, US LEC Dial-up Internet and selected US LEC Toll Free services.

Target Telecommunications-Intensive Customers. US LEC focuses its sales efforts on telecommunications-intensive business customers with multiple locations, as well as those in targeted vertical markets that include the automotive, construction, education, financial, government, healthcare, hospitality, ISPs, professional/accounting, legal, real estate, retail and transportation sectors, as well as other telecommunications providers.

Focus of Operations. US LEC focuses its network and marketing presence in target markets composed of specified Tier I cities (defined as major metropolitan areas such as Atlanta, Miami, New York, Philadelphia and Washington D.C.) and certain Tier II cities (defined as mid-size metropolitan areas such as Charlotte, Nashville and Tampa) located in the eastern United States. US LEC believes that its strategically designed network will enable it to take advantage of customer relationships, calling patterns, capture an increasing portion of customer traffic on its network and improve brand recognition.

The US LEC Network

The US LEC network consists of 80 POPs, supported by 26 Lucent 5ESS® AnyMedia™, 27 Lucent CBX500 ATM, and seven Tekelec T-9000™ digital switches. In selected markets, the digital switching centers include Juniper Networks and Cisco Internet routers that provide advanced IP services to customers. The network also includes two data centers, eight additional data POPs and 43 dial-up POPs throughout the country. Also, within the above-described US LEC network, there are 15 VoIP POPs currently operational.

The digital switching centers are connected to each other across the network on SONET OC-12, SONET OC-3 and DS-3 lines leased from various other carriers. US LEC connects its customers to its digital switching centers through leased lines, including SONET OC-48, SONET OC-12, SONET OC-3, DS-3 and T-1 transmission lines. The SONET lines are generally deployed in a ring configuration.

In order to interconnect its switches to the network of the local incumbent phone companies and to exchange traffic with them, US LEC maintains interconnection agreements with the ILECs. US LEC has signed interconnection agreements with all of the incumbent local carriers where it offers services, including such agreements with BellSouth, Verizon and Sprint.

Data transmissions from a US LEC customer are transported over leased lines to a US LEC switch and then transmitted directly on US LEC’s network or transmitted to another carrier for termination. Data transmissions to a US LEC customer work in reverse.

Internet access for US LEC customers is provided by transport over leased lines to a US LEC switch, transmitted over leased lines to one of US LEC’s Internet Gateways, and then, if necessary, to the Internet via Internet transit leased from other carriers.

Voice calls originating with a US LEC customer are transported over leased lines to a US LEC switch and can either be terminated directly on US LEC’s network or routed to a long distance carrier, an ILEC or another competitive local exchange carrier, or “CLEC,” depending on the location of the call recipient. Similarly, voice calls originating from the public switched telephone network and destined for a US LEC customer are routed through a US LEC switch and delivered to call recipients via leased transmission facilities.

Services

US LEC provides IP, data and voice services to medium and large business customers in most of the major business markets in 16 eastern states plus the District of Columbia.

US LEC offers advanced, IP-based data and voice services such as MPLS VPN, Ethernet Local Loop and Dynamic TSM, as well as comprehensive Dynamic TSM VoIP-enabled services and features.

US LEC provides data services including frame relay, Multi-Link Frame Relay, Multi-Link FAST PipeSM, ATM and DPL services for the efficient transfer of data communications. US LEC also offers data backup and recovery solutions that provide businesses a secure, state-of-the-art online data backup and recovery solution over an encrypted Internet connection. US LEC also operates two data centers in Pennsylvania that provide a wide array of data center services, including dedicated server, hosting and Web hosting.

US LEC Internet services include dedicated and dial-up Internet access, burstable Internet products, dedicated and shared Web hosting, managed router service and data solutions, data center services, co-location, managed firewalls and IP-VPN, e-mail, news feeds and other services.

Local voice access includes Primary Rate Interface, or “PRI,” T-1 and channels. US LEC offers a variety of long distance services and calling plans, as well as directory assistance and operator services, long distance services for completing intrastate, interstate and international calls, toll-free services, calling cards, audio conferencing, Web-enhanced audio conferencing and certain enhanced features such as voice mail.

US LEC also offers PowerSUITESM the first “triple play” product offered by a business telecommunications carrier featuring voice, digital video-on-demand, or “VOD,” and High Speed Internet Access, or “HSIA.”

VoiceEclipse™ is US LEC’s comprehensive broadband VoIP phone service for residential customers looking for alternative telephony service. VoiceEclipse is delivered via a high-speed Internet connection and provides numerous features, while allowing customers to keep their existing telephone number.

Continuing to expand its IP, data and voice offerings while minimizing the capital requirements associated with product expansions, US LEC introduced the following products and services during 2005:

•	MPLS VPN is US LEC’s IP-based solution that allows US LEC’s customers to streamline their telecommunications program by placing all applications on a single network. MPLS VPN delivers all applications, including legacy voice and data services, while offering Quality of Service, or “QoS,” guarantees that ensure critical traffic such as voice, video and customer relations management, or “CRM,” applications will receive priority queuing and delivery.

•	Data Backup and Recovery solutions provide businesses a state-of-the-art online data backup and recovery solution over an encrypted Internet connection. Two copies of the backup are stored in off-site, US LEC data vaults.

•	Dynamic TSM SIP allows direct IP peering with IP PBXs utilizing Session Initiated Protocol. Dynamic T SIP also allows for interconnection with legacy Time Division Multiplexing, or “TDM,” PBXs, providing a migration path to next-generation IP-based communications.

•	BIGVoiceSM allows Dynamic T customers to break through traditional T1 voice limitations, providing 24 concurrent phone calls over a single 1.5 MB T1 while still delivering 1.5 MBs of dedicated Internet access.

•	Ethernet Local Loop provides a scalable and flexible Internet and data networking solution that requires no special equipment. US LEC offers tiered bandwidth speeds ranging from 3 Mbps to 500 Mbps with bursting available to handle heavy, intermittent traffic.

•	Dynamic TSM Voice and Mobility Pak adds universal messaging and find-me features to US LEC’s VoIP-based service. These features give users the flexibility to dictate inbound and outbound calling options including find-me, follow-me calling, appearing in-office while traveling and call forwarding for specific numbers.

•	PowerSUITESM offers the first “triple play” solution of digital VOD, voice and high-speed Internet access through a single carrier.

•	BIGDataSM allows Dynamic T customers to utilize greater Internet and data networking speeds, while utilizing VoIP service. BIGData is available in bandwidth tiers from 4.5 Mbps to 45 Mbps that provide a scalable solution to meet high-speed dedicated Internet and data networking needs.

Sales and Marketing

Sales. US LEC employs a well trained and experienced direct sales force to attract new customers and dedicate its efforts to retaining customers. US LEC recruits sales professionals with strong sales backgrounds in its markets, many of whom have had experience with other telecommunications carriers, including long distance companies, CLECs, ILECs, ISPs, telecommunications equipment manufacturers and network systems integrators. US LEC plans to continue to attract and retain highly qualified sales people by offering them an opportunity to participate in the potential economic rewards made available through a results-oriented compensation program. US LEC also leverages its sales force by employing highly skilled data and solutions engineers, who are specialists in designing customer networks. US LEC also uses independent sales agents to identify and service customers.

Marketing and Branding. US LEC seeks to be the premier communications partner for businesses by delivering quality IP, data and voice solutions and exceeding expectations for customer care. US LEC builds its reputation and brand identity by delivering on a ‘customer comes first’ philosophy, working closely with its customers to develop communications solutions customized to their particular needs and by implementing targeted product offerings and promotional efforts. In addition, by understanding the specific requirement of targeted vertical industries, US LEC is able to effectively deliver the ideal solution for customers’ businesses, thus enhancing US LEC’s ability to maintain its consistently low customer churn rate. With the marketing focus on multi-location customers and by leveraging its expertise in a number of vertical industries, US LEC is able to distinctly define its competitive advantages, value propositions and service provider differentiators to its customers.

US LEC primarily uses two trademarks and service marks: US LEC, and a logo that includes US LEC and VOICE/DATA/INTERNET. The US LEC mark has been registered on the Supplemental Register of the United States Patent and Trademark Office since 1997 for use with telecommunications services and is now registered on the Principal Register with those services pursuant to a claim of acquired distinctiveness. The US LEC word mark has also been preliminarily approved for registration on the Principal Register for use with related services in multiple classes and the logo mark has similarly been preliminarily approved for registration on the Principal Register for use with all services.

In addition, US LEC has continued to use the marks acquired upon the acquisition of the assets of StarNet and the acquisition of the assets of Fastnet, as US LEC has integrated their respective services into US LEC’s existing suite of telecommunications services.

Billing. US LEC believes that accurate billing is an important aspect of customer acquisition and retention, and operates its billing function in-house, allowing US LEC to realize cost savings and provide additional services to customers to enhance their billing experience. US LEC consistently performs PreVIEWSM, an internal review of the initial customer bills before they are made available to the customer, concluding with a US LEC representative reviewing the initial invoice with the customer to ensure it is as expected. US LEC offers customers simplicity and convenience by sending one invoice for all services and customer bills are available in a variety of formats to meet a customer’s specific needs. US LEC offers electronic bill presentment, as well as PowerVIEW, which provides customers free Web access to billing data and supporting information such as call detail information, call trend analysis and busy hour reports.

Employees

As of September 30, 2006, US LEC employed 1,101 people. US LEC does not expect significant changes in its staffing level during the remainder of 2006. US LEC considers its employee relations to be very good.

Regulation

The following summary of regulatory developments and legislation does not purport to describe all current and proposed federal, state and local regulations, rule-making and legislation affecting US LEC. Other federal and state legislation and regulations are currently the subject of judicial proceedings, rule-making and legislative hearings and there are administrative proposals which could change, in varying degrees, the manner in which the communications industry operates.

Overview. US LEC’s services are subject to varying degrees of federal, state and local regulation. The FCC generally exercises jurisdiction over the facilities of, and services offered by, telecommunications common carriers that provide interstate or international communications. The individual state public utility commissions, or “PUCs,” retain jurisdiction over the same facilities and services to the extent they are used to provide intrastate communications.

US LEC and other telecommunications providers must comply with the requirements of common carriage under Title II of the Communications Act. The Telecommunications Act imposes on ILECs certain interconnection obligations, some of which are implemented by FCC regulations. The Telecommunications Act contemplates that state PUCs will apply the federal regulations and oversee the implementation of all aspects of interconnection not subject to FCC jurisdiction as they oversee interconnection negotiations and, to the extent necessary, enforcement actions between ILECs and CLECs.

The obligations imposed on ILECs by the Telecommunications Act to promote competition, such as local number portability, dialing parity, reciprocal compensation arrangements and non-discriminatory access to telephone poles, ducts, conduits and rights-of-way, also apply to CLECs, including US LEC. As a result of the Telecommunications Act’s applicability to other telecommunications carriers, it may provide US LEC with the ability to reduce its own interconnection costs by interconnecting directly with non-ILECs, but may also cause US LEC to incur additional administrative and regulatory expenses in responding to interconnection requests. At the same time, the Telecommunications Act also has increased, and likely will continue to increase, the level of competition US LEC faces.

Existing federal and state regulations are subject to frequent amendment by federal and state administrative agencies, judicial proceedings, and legislative action that could affect the manner in which US LEC operates. Several bills intended to amend the Communications Act have been introduced in Congress over the last year. Certain proposed legislation, if enacted, could have a significant effect on US LEC’s business and on the business of the company’s competitors. US LEC cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings nor their potential impact upon the communications and information technology industries generally or upon the company specifically.

Federal Regulation and Related Proceedings. US LEC faces uncertainty with respect to the current regulatory framework, resulting from numerous challenges to the FCC’s efforts to promote competition subsequent to the passage of the Telecommunications Act, as well as changes resulting from the FCC’s own evolving policy initiatives. US LEC cannot predict the outcome of ongoing administrative proceedings or judicial challenges, nor can US LEC predict the impact such decisions might have upon the company. Changes to the current regulatory framework resulting from these proceedings could have a material adverse effect on US LEC. The following examples illustrate the types of ongoing proceedings that could affect US LEC’s business:

Triennial Review Remand Order. In February 2005, the FCC issued the TRRO, revising the rules implementing the unbundled network element provisions of the Telecommunications Act. The TRRO substantially narrowed the scope of UNEs, as well as combinations of those elements, that incumbent local exchange carriers, or “ILECs,” must make available to competitive carriers, such as US LEC, pursuant to federal and state price regulations. Specifically, the FCC’s revised rules reduced the number of situations in which ILECs must make available to competitive carriers high-capacity loops and dedicated transport facilities, such as DS-1, DS-3s, as well as dark fiber facilities and unbundled local circuit switching. These revised regulations became effective in March 2005. As a result, ILECs may charge commercial rates for these network elements beginning in September 2006.

US LEC cannot predict the ultimate effect the TRRO will have in the near future. However, the vast majority of US LEC’s customers’ circuits currently are not UNE-based. Rather, US LEC has continued to lease the majority of its customer circuits and other transport facilities, either from ILECs at their special access pricing, or from other competitive carriers. Thus, while the FCC’s decision to permit, but limit, the availability of UNE loops and dedicated transport will not, in and of itself, have a material adverse impact on US LEC, it ultimately could eliminate a significant opportunity for future cost-savings by removing viable alternatives for competitive access services. Moreover, the elimination of some UNEs and limitations on the provision of others could lead the ILECs to attempt to increase the costs of special access services. The elimination of, or higher prices for, UNEs, combined with significant increases in the price for special access could have a material adverse effect on US LEC.

In a related order, the FCC upheld its decision from the original Triennial Review proceeding to exclude newly constructed mass market Fiber-to-the-Home, or “FTTH,” loops, as well as the broadband services provided over FTTH loops in overbuild situations, from the list of unbundled network elements required to be supplied by ILECs. Furthermore, the FCC also concluded that ILECs do not have to unbundle their mass market Fiber-to-the-Curb, or “FTTC,” loops when an ILEC replaces the copper line with fiber. In such a situation, the ILEC must either provide access to a 64 kbps transmission path over the newly constructed fiber or provide unbundled access to the spare copper loop. Moreover, the FCC also concluded that ILECs are not required to build new TDM capability into any new or existing packet-based (IP-based) networks. TDM is the primary method of combining signals at source locations for transmission over traditional circuit-switched networks. Under the newly promulgated rules, when a competitive carrier seeks access to a hybrid loop for broadband services (such as a DS-1 loop), the ILEC is now only required to provide access to the TDM network facilities already existing on that loop. The ILEC may deploy new IP-based transmission facilities over that same hybrid loop, but it would not be required to provide unbundled access to those new IP-based network facilities. Accordingly, these decisions could impact US LEC’s ability to provide broadband services over ILECs’ hybrid fiber/copper loops.

Special Access Regulatory Regime. The FCC opened a rulemaking proceeding in January of 2005 to reexamine the pricing of special access services by ILECs. The proceeding was opened in response to a petition by AT&T requesting that the FCC return the pricing of special access services to a long-standing price cap regime. Although the FCC denied AT&T’s request, the FCC initiated a proceeding to determine whether further regulatory oversight may be warranted based on assertions that ILECs’ special access prices are too high. The FCC has tentatively concluded that it will continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, however, it will undertake an examination to determine whether the current triggers established to assess competition have worked as intended. US LEC relies, to a considerable extent, on special access facilities to connect to its customers. Thus, the underlying wholesale price of special access services must be maintained at a level that allows US LEC to price its retail offerings sufficient to maintain an acceptable profit margin. Existing high prices for special access, or incremental increases in wholesale prices of special access services, will exert pressure on US LEC’s profit margins. US LEC cannot predict the impact, if any, the proposed rulemaking will have on US LEC’s network costs, however, if any of the matters addressed in the rulemaking are decided adversely to US LEC, it could have a material adverse effect on US LEC’s business.

Intercarrier Compensation. The FCC is currently reviewing the compensation arrangements that exist between carriers for the use of their respective networks. This pending proceeding could significantly alter the manner of, and rates local carriers charge to long-distance carriers for, the origination and termination of long distance traffic, known as “switched access charges,” and the manner and rates facilities-based telecommunications providers, including wireless carriers, charge one another for the termination of traffic on each other networks, known as reciprocal compensation. The FCC’s review of the intercarrier compensation regime will not only re-examine the rules governing the way carrier charge one another, but also the potential impact changes to the intercarrier compensation regime might have on various federal subsidy programs, such as the universal service fund, the implication for the nation’s legacy carrier network infrastructure, and the overall impact changes to intercarrier compensation may have on consumers’ rates.

Multiple proposals to reform intercarrier compensation have been submitted to the FCC by various industry groups. The most recent proposal by a coalition of carriers, headed by the National Association of Regulatory Utility Commissioners, known commonly as the Missoula Plan, is widely anticipated to be the blueprint for nationwide intercarrier compensation reform. The Missoula Plan creates three classes of carriers and sets forth a timetable for the unification of rates within each respective class. Class 1 consists of the regional bell operating companies and their competitors, including CLECs such as US LEC, and wireless, cable and VoIP operators; Class 2 consists of mid-size wireline incumbents; and Class 3 consists of rural telephone companies. If adopted by the FCC, the plan could have a substantial effect on US LEC’s access revenues, network capital expenditures and costs of sales. US LEC cannot predict the impact, if any, resulting from the implementation of the Missoula Plan or any other pending intercarrier compensation reform proposal, however, significant changes to the current rules governing the intercarrier compensation regime could have an adverse effect on US LEC’s ability to bill and collect reciprocal compensation and access fees.

Universal Service. In conjunction with intercarrier compensation reform, the FCC is also addressing ways to revise the regime by which carriers are required to make contributions to universal services. At present, the FCC assesses USF contributions on interstate telecommunications service providers based on a percentage of each providers projected interstate and international revenues. The FCC is currently considering proposals that would base the USF assessment on the number of lines or telephone numbers that a telecommunications carrier actively provides, rather than on a percentage of collected revenue. The objective is to capture USF revenues from the dynamic and expanding universe of new service providers. In addition, various states maintain, or are in the process of implementing, their own universal service programs. Rising universal service obligations may increase US LEC’s overall costs. However, the company could benefit from some USF program subsidies if it chooses to deploy network infrastructure and services in areas and to customers eligible to receive universal service support. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how these changes might affect US LEC.

BOC Classification Proceeding. In October 2005 and February 2006, Qwest and Verizon, respectively, filed petitions seeking forbearance, or in the alternative interim waivers, of certain dominant carrier regulations applicable to the long distance services of former Bell operating companies, or “BOCs.” In those petitions, Verizon and Qwest have requested that the FCC exempt them from tariff requirements, price cap regulation, accounting separation requirements and the requirements to provide comparably efficient interconnection and open network architecture with respect to in-region long distance services, among others. These same issues are also currently pending in an ongoing FCC rulemaking, which began in 2003 to address the issue of regulating BOC long distance services after the anticipated sunset of section 272 regulations implemented pursuant to the Telecommunications Act. Section 272 rules were originally designed to facilitate competitive entry into the local exchange markets dominated by the BOCs. If the Qwest and Verizon petitions for forbearance are granted, or if the FCC ultimately reaches conclusions that are adverse to US LEC in the pending rulemaking, it could have a material adverse effect on US LEC’s business. Grant of the Qwest and Verizon petitions would remove important competitive safeguards currently applicable to ILECs with regard to their wholesale (and retail) long distance services provided in US LEC’s markets. US LEC cannot predict the outcome of these pending petitions for forbearance, nor the conclusions of the pending rulemaking, however, the removal of BOC regulatory restraints, particularly with respect to price cap regulations, could make it more difficult for US LEC to compete in certain markets with Verizon and may raise US LEC’s operating costs, which could have a material adverse effect on US LEC’s business.

Verizon Forbearance Proceeding. On September 6, 2006, Verizon filed six separate petitions requesting that the FCC forbear from applying certain regulatory obligations on Verizon in the metropolitan service areas of Boston, New York, Philadelphia, Pittsburgh, Providence and Virginia Beach. Verizon seeks similar regulatory relief as granted by the FCC to Qwest in December 2005. In the Qwest proceeding, the FCC granted Qwest’s petition for forbearance from the obligation to provide unbundled loops and dedicated transport in those portions of the Omaha metropolitan service area where facilities-based competition had increased significantly. In addition, the FCC also decided to forbear from applying certain dominant carrier regulation to Qwest’s provision of mass market switched access and broadband services in Qwest’s service territory. Verizon has similarly argued that because facilities based competition has significantly increased in the identified markets, it should receive the same relief granted to Qwest. Of the six metropolitan service areas subject to the petitions, US LEC provides local exchange services in four of them—Virginia Beach, Pittsburgh, Philadelphia and New York. The FCC has established a pleading cycle ending January 26, 2007. In addition, several competitive local exchange carriers have filed motions in the proceeding which have also been placed on public notice for comment, with the pleading cycle ending on November 6, 2006. Grant of the Verizon petitions could have a material adverse affect on US LEC’s ability to obtain unbundled loops and transport facilities in the applicable markets, and may result in BellSouth, Sprint and other incumbent carriers filing similar petitions as well as Verizon targeting other markets in which US LEC provides service.

IP-Enable Services Proceeding. The regulatory treatment of IP-based services remains unclear at both the federal and state level. Due to the growing deployment of VoIP services, the FCC and state PUCs are conducting regulatory proceedings that could affect the regulatory duties and rights of entities such as US LEC that are providing, or plan to provide, IP-based voice applications. Thus far, the FCC has held that cable modem services offered by cable television companies and broadband Internet services offered via DSL by incumbent carriers should be classified as “information services” and not telecommunications subject to regulation under Title II of the Communications Act. The pending regulatory classification of various other IP-based services is currently unclear.

In March 2004, the FCC issued a Notice of Proposed Rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or “PSTN,” or classifying those that are utilized as a true substitute for traditional telephone service. The FCC has yet to reach a conclusion on the issues presented in the IP-Enabled docket, however, numerous ancillary proceedings portend a growing deregulatory trend with regard to IP-based services specifically and broadband service offerings in general. For instance, in March of this year, the FCC granted the forbearance petition of Verizon by operation of law; exempting Verizon’s stand-alone broadband services, such as ATM and Frame Relay services, as well as other packet-switched services, from regulation under Title II of the Communications Act. Other petitions seeking similar regulatory treatment have been filed by AT&T, Qwest, Frontier, Sprint, BellSouth and others, all of which are pending. Conversely, the FCC has held that certain IP-based offerings, specifically those that (1) use ordinary customer premises equipment with no enhanced functionality; (2) originate and terminate on the public switched telephone network; and (3) undergo no net protocol conversion and provides no enhanced functionality to end users due to the provider’s use of IP technology, are to be classified as telecommunications services and remain subject to the regulatory framework established under Title II, including the payment of access charges.

Separately, the FCC has also issued decisions regarding the jurisdictional nature of VoIP service, classifying it as an interstate in nature subject primarily to federal jurisdiction; the FCC has also determined that certain VoIP services interconnected with the PSTN are required to provide emergency 911 services and that VoIP providers are required to comply with certain law enforcement obligations. Still, a number of other issues surrounding VoIP remain, including reciprocal compensation and access charge requirements, as well as other federal or state requirements, such as the scope of VoIP service providers’ USF support. Further changes in the classification of Internet-based voice and data services could have broad and unpredictable impacts on the markets for telecommunications and Internet services. The expanding deregulatory treatment of broadband services offered by incumbent carriers could have a substantial impact on the operation of US LEC’s business. US LEC cannot predict the outcome of the current IP-Enabled Services proceeding or other FCC or state proceedings that may affect US LEC’s operations or impose additional requirements, regulations or charges upon US LEC’s provision of Internet access services and related IP-based telephony services.

State Regulation. Most states regulate entry into local exchange and other intrastate service markets, and states’ regulation of CLECs vary in their intensity. The majority of states mandate that companies seeking to provide local exchange and other intrastate services apply for and obtain the requisite authorization from the PUC. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical, and managerial capabilities and that granting the authorization will serve the public interest. US LEC has all of the state certifications necessary to offer its current services. To the extent that an area within a state in which US LEC operates is served by a small (in line counts) or rural ILEC not currently subject to competition, US LEC generally does not have authority to service those areas at this time.

In most of the states where US LEC is certified, US LEC is required to file tariffs or price lists setting forth the terms, conditions and/or prices for services which are classified as intrastate. A few of the states where US LEC operates have adopted detariffing rules, and US LEC is not required to file tariffs or price lists, but may be required to publish its rates, terms and conditions on its website. In some states, US LEC’s tariff may list a range of prices or a ceiling price for particular services, and in others, such prices can be set on an individual customer basis, although US LEC may be required to file tariff addenda of the contract terms. US LEC is not subject to price cap or to rate of return regulation in any state in which it currently provides services.

As noted above, the states have the primary regulatory role over intrastate services (other than IP-based information services, including VoIP services) under the Telecommunications Act. The Telecommunications Act allows state regulatory authorities to continue to impose competitively neutral and nondiscriminatory requirements designed to promote universal service, protect the public safety and welfare, maintain the quality of service and safeguard the rights of consumers. State PUCs implement and enforce most of the Telecommunications Act’s local competition provisions, including those governing the specific charges for local network interconnection. In some states, those charges are being determined by generic cost proceedings and in other states they are being established through arbitration proceedings. Depending on how such charges are ultimately determined, such charges could become a material expense to US LEC.

Competition

The competitive landscape for US LEC continues to change. Mergers and acquisitions have led to fewer competitors in US LEC’s core business of servicing medium and large companies. While there have been several new competitors to enter the arena, the vast majority are considerably down-market and focus on VoIP and VoIP-related services to the residential market.

ILECs. In each market served by its networks, US LEC faces, and expects to continue to face, significant competition from the ILECs, which currently dominate their local telecommunications markets as a result of their historic monopoly position. The ILECs have also entered the long distance markets in virtually all of their service areas. They also offer data and Internet services. US LEC competes with the ILECs on the basis of product offerings, bundling, reliability, state-of-the-art technology, price, network design, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various services, a number of which US LEC does not currently provide. In addition, ILECs enjoy a competitive advantage due to their vast financial resources and established brand names.

Mega Mergers. Recently, several mergers of large telecommunications providers have been completed and a third merger was announced in March 2006. Specifically, two of the largest domestic ILECs, SBC and Verizon, each acquired a large domestic IXC, AT&T and MCI, respectively. Subsequent to its acquisition, SBC retained the more established AT&T brand name and, in March, it announced its intention to acquire BellSouth. The completed mergers, as well as the proposed merger, are significant in the telecommunications industry, reducing both the overall number of competitors that US LEC will encounter in the markets it serves, and also reducing the number of vendors from which US LEC can lease facilities. US LEC does not view these mergers, either individually or collectively, as major detriments to the continued growth of its core business or growth strategy; however, the merged entities may have the ability to offer more services and more competitive rates than US LEC can offer and they may have the ability to increase the cost of the transport and local loop facilities that US LEC uses to provide its services.

IXCs. Inter-exchange carriers that provide long distance services and other telecommunications services offer or have the capability to offer switched local, long distance, data and Internet services. Some of these carriers have vast financial resources and a much larger service footprint than US LEC. As stated above, recently, the largest ILECs have sought to merge with or acquire IXCs, in an effort to expand dramatically the reach of their services and, thus, to gain a significant competitive advantage. With the exception of Qwest, the result of these mergers has been the wholesale incorporation of the largest ILECs into the traditional incumbent carriers, AT&T and Verizon. Both of these groups may have the ability to offer more services and more competitive rates than US LEC can offer.

Other CLECs. In the markets where US LEC has a digital switching center, numerous CLECs are also operating. In some cases, US LEC competes head-to-head with other CLECs and in some cases the other CLECs seek to serve a different customer base. US LEC competes with other CLECs in its markets on the basis of product offerings, bundling, reliability, state-of-the-art technology, price, network design, ease of ordering and customer service. Some of these carriers have competitive advantages over US LEC, including substantially greater financial, personnel and other resources, including brand name recognition and long-standing relationships with customers. In addition, the industry has seen a number of mergers and consolidations among

CLECs in an effort to gain a competitive advantage in the sector, while some have entered and subsequently emerged from bankruptcy with dramatically altered business plans and financial structures. Both of these groups may have the ability to offer more competitive rates than US LEC can offer.

Internet Service Providers (ISPs). Throughout US LEC’s service area, various ISPs also operate. In some cases, US LEC competes head-to-head with other ISPs, and in some cases, the other ISPs seek to serve a different customer base. US LEC competes with other ISPs in its markets on the basis of product offerings, bundling, reliability, state-of-the-art technology, price, network design, ease of ordering and customer service. Some of these carriers have entered and subsequently emerged from bankruptcy, which may give those entities the ability to offer more competitive pricing arrangements than US LEC can offer.

VoIP Providers. Another more recent entry has been those companies who offer voice services delivered via secure IP-based technology, typically VoIP. Some of these potential competitors enjoy competitive advantages based upon existing relationships with subscribers, brand name recognition and vast financial resources. However, many of these newcomers operate down-market from US LEC’s target audience and are offering a lower quality service, with little or no QoS, primarily to residential customers.

At the same time, however, we are also seeing many ILECs and IXCs embracing VoIP technology for business customers by offering higher quality, QoS-supported, services similar to US LEC. These more established, often incumbent, providers could have the most impact on the growth of US LEC’s VoIP and VoIP-related services in the future, as they are targeting business customers that make up US LEC’s principal customer base.

Other Competitors. In addition to the ILECs, IXCs and other CLECs, other potential competitors capable of offering telecommunications services include digital subscriber line companies, cable television companies, electric utilities, wireless network operators, satellite system operators and private networks built by large end-users. Many of these potential competitors enjoy competitive advantages based upon existing relationships with subscribers, brand name recognition and vast financial resources. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to US LEC.

Properties

US LEC’s corporate headquarters are located at its principal office at Morrocroft III, 6801 Morrison Blvd., Charlotte, NC 28211. US LEC leases all of its administrative and sales offices and its switch sites. The leases expire during various years through 2012 with one lease expiring in 2015. Most of these leases have renewal options. Additional office space and switch sites will be leased or otherwise acquired as US LEC’s operations and networks expand and as new networks are constructed.

Legal Proceedings

US LEC is not currently a party to any material legal proceedings, other than proceedings, arbitrations, and any appeals thereof, related to inter-carrier access, wireless traffic and other amounts due from other carriers. For a description of these proceedings and developments that have occurred during the year ended December 31, 2005, see Note 7 to the consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Shares of US LEC common stock are listed on the NASDAQ Global Market. The shares of PAETEC common stock are privately held and as a result there is no established trading market for such shares. There is also no current trading in the shares of PAETEC Holding, all of which will be owned by PAETEC unless and until the mergers are completed.

The following table sets forth, for the periods indicated, the high and low sales prices per share of US LEC common stock on the NASDAQ Global Market. For current price information, you should consult your broker or publicly available sources.

Stock Price	High	Low
2006
First Quarter	$2.79	$1.64
Second Quarter	$4.74	$2.55
Third Quarter	$7.10	$3.10
Fourth Quarter (through November 8, 2006)	$9.21	$6.80

2005
First Quarter	$3.28	$2.36
Second Quarter	$2.86	$1.92
Third Quarter	$2.60	$1.77
Fourth Quarter	$2.15	$1.51

2004
First Quarter	$8.20	$5.55
Second Quarter	$6.16	$3.65
Third Quarter	$4.92	$3.00
Fourth Quarter	$3.95	$2.90

The following table presents the last reported closing sale price per share of US LEC common stock, as reported on the NASDAQ Global Market, on August 11, 2006, the last full trading day before the public announcement of the mergers, and on November 8, 2006, the last trading day for which this information could be determined before the filing of this joint proxy statement/prospectus. For illustrative purposes only, the table also presents the implied equivalent per share data for PAETEC common stock, which has been determined by multiplying the closing market price of a share of US LEC common stock on each of the dates by the exchange ratio of 1.623 in the PAETEC merger. The information in the table does not necessarily reflect what the actual trading values of the shares of PAETEC common stock or US LEC common stock were or will be on any other trading day or what the values at which the shares of PAETEC Holding common stock will trade following the mergers.

	US LEC Common Stock	PAETEC Common Stock Equivalent Per Share
August 11, 2006	$4.77	$7.74
November 8, 2006	$8.54	$13.86

Neither PAETEC nor US LEC has paid any cash dividends on its capital stock and PAETEC Holding does not anticipate paying any cash dividends on its common stock for the foreseeable future.

PAETEC HOLDING CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements have been prepared to reflect the mergers of PAETEC and US LEC. Before entering into the merger agreement, PAETEC formed PAETEC Holding Corp. At the closing, PAETEC Holding’s two newly-formed wholly-owned subsidiaries, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp., will merge with and into PAETEC and US LEC, respectively, as a result of which each of PAETEC and US LEC will become wholly-owned subsidiaries of PAETEC Holding. After the mergers, the current stockholders of PAETEC and US LEC will be the stockholders of PAETEC Holding, other than those PAETEC stockholders who properly perfect their appraisal rights under Delaware law. The completion of the mergers is currently anticipated to occur in [                    ] depending on all consents and approvals being received, although PAETEC and US LEC cannot predict the actual timing.

The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations for PAETEC and US LEC, giving effect to the mergers as if they had occurred on January 1, 2005. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of PAETEC and US LEC, giving effect to the mergers as if they had been completed on June 30, 2006. You should read these unaudited combined pro forma financial statements in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate unaudited historical financial statements of PAETEC as of and for the six-month period ended June 30, 2006, beginning at page F-33;

•	separate audited historical financial statements of PAETEC as of and for the fiscal year ended December 31, 2005, beginning at page F-2;

•	separate unaudited historical financial statements of US LEC as of and for the six-month period ended June 30, 2006, beginning at page F-78; and

•	separate audited historical financial statements of US LEC as of and for the fiscal year ended December 31, 2005, beginning at page F-57.

The historical financial information of PAETEC and US LEC as of and for the six months ended June 30, 2006 reflected in the unaudited pro forma condensed combined financial statements is unaudited. The historical financial information of PAETEC and US LEC for the year ended December 31, 2005 is derived from the audited financial statements of PAETEC and US LEC, respectively, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The unaudited pro forma condensed combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ financial position or results of operations actually would have been had the mergers been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting with PAETEC treated as the acquirer. Accordingly, PAETEC and US LEC have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the mergers. In the unaudited pro forma condensed combined balance sheet, PAETEC’s cost to acquire US LEC has been allocated to the assets to be acquired and liabilities to be assumed based upon PAETEC’s and US LEC’s managements’ preliminary estimate of their respective fair values. Any differences between the fair value of the consideration to be issued and the fair value of the assets and liabilities to be acquired will be recorded as goodwill. The amounts allocated to the assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial statements are based on management’s preliminary internal valuation estimates. Management has assumed that the carrying value of property and equipment acquired from US LEC equaled its fair value at the date of acquisition. Definitive allocations will be performed and finalized based upon valuations and other studies that will be performed following the closing date of the mergers. Accordingly, the pro forma purchase allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value following the closing of the mergers. Final determinations of fair value may differ materially from those presented. The unaudited pro forma condensed combined statements of operations also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as interest expense on the new senior secured credit facilities and increased amortization expense on acquired assets. Pro forma interest expense was based on the terms of the new senior secured credit facilities using interest rates that were prevailing during the periods covered by the pro forma condensed combined statements of operations. Actual interest expense in future periods may differ materially from those presented. The purchase method of accounting applied to the mergers is based on current accounting literature.

The unaudited pro forma condensed combined statements of operations do not include the effects of any revenue, cost or other operating efficiencies that may result from the mergers. Not including implementation costs, the mergers are expected to generate approximately $40 million in annual net cost savings—when fully realized in year two following the mergers. These cost savings will result from increased scale and the elimination of redundant network and corporate infrastructure. The cost savings are net of certain costs, some of which are described below.

The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the mergers, nor does it reflect any other changes that might occur regarding the PAETEC and US LEC combined portfolios of businesses.

The unaudited pro forma condensed combined financial statements do not reflect any nonrecurring charges expected to result from the mergers. The majority of nonrecurring charges resulting from the mergers are anticipated to be comprised of executive separation, employee termination costs, stock-based compensation and other exit costs related to the US LEC business that will be recognized in the opening balance sheet in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No 95-3, including employee termination and exit costs related to the PAETEC business and other integration-related costs. PAETEC and US LEC have just recently begun collecting information in order to formulate detailed integration plans to deliver planned efficiencies. The amount of transaction costs expected to be incurred by PAETEC and US LEC are preliminary estimates and are subject to change. PAETEC and US LEC currently estimate that integration costs associated with the mergers will be approximately $33.1 million over a period of two years, of which approximately $26.4 million is expected to be incurred in the first year after completion of the mergers and approximately $6.7 million is expected to be incurred in the second year after completion of the mergers.

Based on PAETEC’s review of US LEC’s summary of significant accounting policies disclosed in US LEC’s financial statements, the nature and amount of any adjustments to the historical financial statements of US LEC to conform their accounting policies to those of PAETEC are not expected to be significant. Upon completion of the mergers, further review of US LEC’s accounting policies and financial statements may result in required revisions to US LEC’s policies and classifications to conform to those of PAETEC.

PAETEC HOLDING CORP.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2006

(In thousands)

	Historical PAETEC	Historical US LEC	Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,333	$35,392	$(13,320	)(a)	$55,405
Accounts receivable, net of allowance for doubtful accounts	75,071	42,136	—		117,207
Deferred income taxes	20,890	—	(6,475	)(b)	27,365
Prepaid expenses and other current assets	6,282	10,200	(9,577	)(c)	6,905

Total current assets	135,576	87,728	(16,422)		206,882
PROPERTY AND EQUIPMENT, net	162,040	135,560			297,600
GOODWILL	35,082	—	305,748	(d)	340,830
INTANGIBLE ASSETS, net of accumulated amortization	9,094	—	132,380	(d)	141,474
DEFERRED INCOME TAXES	5,405	3,218	11,450	(e)	20,073
OTHER ASSETS, net	12,411	14,130	(3,605	)(f)	22,936

TOTAL ASSETS	$359,608	$240,636	$429,551		$1,029,795

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$13,898	$26,364			$40,262
Notes payable	—	38			38
Accrued expenses	43,523	31,609	(624	)(g)	74,508
Deferred revenue	20,787	13,421			34,208
Current portion of long-term debt	2,873	—	3,500	(h)	6,373

Total current liabilities	81,081	71,432	2,876		155,389
LONG-TERM DEBT	372,308	149,513	272,000	(i)	793,821
OTHER LONG-TERM LIABILITIES	3,652	5,755	(516	)(j)	8,891

TOTAL LIABILITIES	457,041	226,700	274,360		958,101

SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK	—	286,861	(286,861	)(k)	—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock	367	311	123	(l)	801
Treasury stock	(45,694)	—	45,694	(m)	—
Additional paid-in capital	17,027	94,925	65,277	(n)	177,229
Accumulated other comprehensive loss	(556)	—	—		(556)
Accumulated deficit	(68,577)	(368,161)	330,958	(o)	(105,780)

Total stockholders’ (deficit) equity	(97,433)	(272,925)	442,052		71,694

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$359,608	$240,636	$429,551		$1,029,795

PAETEC HOLDING CORP.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2006

(a) The net decrease in cash and cash equivalents of $13.3 million includes the effects of the following transactions:

•	the repayment of PAETEC and US LEC’s existing senior secured credit facilities, with a total balance of $524.5 million at June 30, 2006;

•	repurchase of the US LEC preferred stock for an estimated $264.0 million;

•	estimated debt issuance costs related to the new PAETEC Holding senior secured credit facility of $15.0 million;

•	estimated transaction costs related to the mergers of $9.8 million; and

•	estimated proceeds from the new PAETEC Holding senior secured credit facilities of $800.0 million.

Adjustments to cash do not include approximately $8.4 million of transaction fees to be incurred by US LEC.

(b) The increase in current deferred income taxes of $6.5 million represents the recognition of deferred tax assets related to net operating losses of $6.5 million.

(c) The decrease in prepaid expenses and other current assets of $9.6 million represents the following:

•	the elimination of $3.8 million of current debt issuance costs related to PAETEC’s and US LEC’s existing senior secured credit facilities; and

•	the elimination of $5.8 million of current deferred costs related to US LEC’s customer installation costs.

(d) Under the purchase method of accounting, the total estimated consideration paid for the US LEC common stock, options and warrants as shown in the table below is allocated to the US LEC tangible and intangible assets and liabilities based on their estimated fair values as of the date of the mergers. This unaudited pro forma information is based on PAETEC’s management’s estimates of fair values. The preliminary estimated consideration, and the allocation of US LEC’s tangible and intangible assets, are as set forth in the following table:

Purchase Price Calculation:

Date	Closing Stock Price
	(in thousands, except per share amounts)
August 16, 2006	$5.39
August 15, 2006	$5.25
August 14, 2006	$5.35
August 11, 2006	$4.77
August 10, 2006	$4.46

Average Closing Price	$5.04
Total shares of US LEC common stock as of June 30, 2006	31,106

Equity consideration, common stock	$156,899
Equity consideration, vested options and warrants	20,776	(1)

Total equity consideration	$177,675
Consideration for repurchase of US LEC Preferred Stock	$264,000
Estimated Direct Merger Transaction Costs	$9,820

Total estimated consideration	$451,495

Less: cash acquired	(35,392)

Net estimated consideration	$416,103

The estimated allocation of purchase price for the mergers is as follows:

As of June 30, 2006
(in thousands)
Current assets, less cash acquired	$53,046
Property and equipment	135,560[2]
Customer-related intangible assets	132,380[3]
Goodwill	305,748
Other assets	14,929
Current liabilities	(70,808)
Long-term debt	(149,513)
Other long-term debt	(5,239)

$416,103

(1)	Equity consideration related to vested options and warrants was calculated using the Black-Scholes model based on vested options and warrants and assumptions determined as of August 11, 2006.
(2)	Under purchase accounting, PAETEC Holding is required to record US LEC’s property and equipment at fair value. For purposes of allocating purchase price for the mergers within the pro forma condensed combined financial statements, management of PAETEC Holding has assumed that the book value of US LEC’s property and equipment at the date on which the mergers are completed equals its fair value at that date.
(3)	Based on the preliminary allocation of the purchase price, PAETEC Holding has determined the value of US LEC’s customer relationship intangible assets to be $132.4 million. PAETEC Holding initially determined the useful life of these assets to be 5 years.

(e) The increase in deferred income taxes of $21.6 million represents the adjustment in noncurrent assets for the recognition of a deferred tax asset related to acquired net operating losses of $62.4 million, which was partially offset by the adjustment in noncurrent assets for the recognition of a deferred tax liability of $40.8 million related to the acquired customer relationship intangible assets.

(f) The net decrease in other assets, net of $3.6 million represents the following:

•	the elimination of $8.7 million of debt issuance costs related to PAETEC’s and US LEC’s existing senior secured credit facilities;

•	the elimination of US LEC’s historical goodwill and other intangible assets of $5.5 million;

•	the elimination of $4.4 million of existing deferred costs related to US LEC’s customer installation costs; non-recurring charges; and

•	estimated deferred costs of $15.0 million incurred in connection with entering into the new PAETEC Holding senior secured credit facilities.

(g) The net increase in accrued expenses of $0.6 million represents the elimination of US LEC’s current deferred revenues related to non-recurring customer set-up fees.

(h) The $3.5 million net increase in the current portion of long-term debt reflects an increase of $6.3 million related to the term loan borrowings under the new PAETEC Holding senior secured credit facilities, offset in part by a decrease of $2.8 million related to the repayment of PAETEC’s debt.

(i) The $272.0 million net increase in long-term debt reflects a $793.8 million increase attributable to the term loan borrowings under the new PAETEC Holding senior secured credit facilities, offset in part by a decrease of $521.8 million related to the repayment of PAETEC’s and US LEC’s existing debt.

(j) The net increase in other long-term liabilities of $0.5 million represents the elimination of US LEC’s non-current deferred revenues related to non-recurring customer set-up fees.

(k) The decrease in Series A convertible redeemable preferred stock of $286.9 million reflects the repurchase of the US LEC preferred stock and accumulated dividends for $264.0 million in cash.

(l) The net increase in common stock of $0.1 million reflects the exchange of 30.2 million shares of PAETEC common stock for 49.0 million shares (30,169 X 1.623) of PAETEC Holding common stock and the exchange of 31.1 million shares of US LEC common stock for 31.1 million shares of PAETEC Holding common stock. The par value of the PAETEC common stock, the US LEC common stock and the PAETEC Holding common stock is each $0.01 per share.

(m) The decrease in treasury stock of $45.7 million reflects the retirement of 6.5 million shares of PAETEC common stock held in treasury.

(n) The net increase in additional paid-in-capital of $65.3 million reflects the following transactions:

•	an increase of $156.6 million for the issuance of shares of PAETEC Holding common stock to US LEC’s stockholders;

•	a decrease of $94.9 million for the elimination of US LEC’s historical additional paid-in capital;

•	a decrease of $17.2 million for the retirement of PAETEC treasury stock; and

•	an increase of $20.8 million for the vested US LEC options and warrants to be exchanged as part of the mergers.

(o) The net decrease in accumulated deficit of $331.0 million reflects the following transactions:

•	a decrease of $368.2 million for the retirement of US LEC’s accumulated deficit;

•	an increase of $28.7 million for the retirement of PAETEC treasury stock; and

•	an increase of $8.5 million related to a loss on the repayment of PAETEC’s existing debt, which primarily reflects the write off of debt issuance costs.

PAETEC HOLDING CORP.

Unaudited Pro Forma Condensed Combined Statement of Operations For the Six Months Ended June 30, 2006

(In thousands, except share and per share amounts)

	PAETEC Historical	US LEC Historical	Pro Forma Adjustments		Pro Forma As Adjusted
REVENUE	$286,388	209,480	(66	)(a)	$495,802

COST OF SALES (exclusive of depreciation and amortization shown separately below)	137,197	103,399	(1,324	)(b)	239,272

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	104,566	78,138	—		182,704

LEVERAGED RECAPITALIZATION RELATED COSTS	14,993	—	—		14,993

DEPRECIATION AND AMORTIZATION	16,179	24,365	12,646	(c)	53,190

(LOSS) INCOME FROM OPERATIONS	13,453	3,578	(11,388)		5,643

CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10,777)	—	—		(10,777)

LOSS ON EXTINGUISHMENT OF DEBT	5,081	—	—		5,081

OTHER INCOME, net	(2,242)	(624)	—		(2,866)

INTEREST EXPENSE	7,181	10,036	24,208	(d)	41,425

(LOSS) INCOME BEFORE INCOME TAXES	14,210	(5,834)	(35,596)		(27,220)

PROVISION FOR INCOME TAXES	7,498	—	(15,614	)(e)	(8,116)

NET (LOSS) INCOME	$6,712	$(5,834)	$(19,982)		$(19,104)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(34,247)	$(14,658)	(f	)	$(60,063)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(1.15)	$(0.48)			$(0.76)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,774,768	30,772,000		(g)	79,096,448

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	29,774,768	30,772,000		(g)	79,096,448

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2006

(a) The decrease in revenue of $0.1 million represents the elimination of US LEC’s current deferred revenues related to non-recurring customer set-up fees.

(b) The decrease in cost of sales of $1.3 million represents the elimination of deferred costs related to US LEC’s customer installation costs.

(c) The increase in depreciation and amortization expense of $12.6 million primarily represents the adjustment to amortization expense of $13.2 million for the six months ended June 30, 2006 based on acquired fair value of US LEC’s intangible assets of $132.4 million with expected useful lives of 5 years.

(d) The increase in interest expense of $24.2 million represents the following:

•	an increase of $40.1 million (of which $1.2 million represents amortization of debt acquisition costs) related to the new PAETEC Holding senior secured credit facilities;

•	a decrease of $5.9 million related to the elimination of historical PAETEC interest expense related to PAETEC ‘s existing debt that will be repaid in connection with the mergers; and

•	a decrease of $10.0 million related to the elimination of historical US LEC interest expense related to US LEC’s existing debt that will be repaid in connection with the mergers.

Interest expense related to the new PAETEC Holding senior secured credit facilities was calculated based on the terms of the new facilities using interest rates that were prevailing during the six months ended June 30, 2006. Actual interest expense in future periods may differ materially from those presented herein. A change of 1/8th of a percentage point in the interest rates prevailing during the six months ended June 30, 2006 would result in a fluctuation of approximately $0.5 million in our interest expense during that time period.

(e) The income tax benefit of $15.6 million represents an income tax benefit of $13.7 million from the adjustments to revenues and expenses described above and an income tax benefit of $1.9 million resulting from the combination of PAETEC’s and US LEC’s historical net income (loss) for the period. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions, and permanent differences related to the tax treatment of stock based compensation.

(f) Loss allocated to common stockholders was calculated as follows:

Six months ended June 30, 2006
Net loss	$(19,104,354)
Less: accretion on preferred stock	251,080
Less: cumulative preferred stock dividends	6,873,105
Less: inducement charge (treated as a dividend)	33,834,244

Loss allocated to common stockholders	$(60,062,783)

(g) Pro forma basic and diluted loss per share was calculated as follows:

Six months ended June 30, 2006
PAETEC’s weighted average common shares, as converted	48,324,448
US LEC’s weighted average common shares, as converted	30,772,000

PAETEC Corp. pro forma weighted average common shares	79,096,448

Pro forma per share data was based on weighted average number of shares of PATEC common stock that would have been outstanding had the merger transaction occurred on January 1, 2006. In order to compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the number of shares of PAETEC Holding common stock to be issued to former holders of shares of PAETEC common stock (based on the weighted average number of shares of PAETEC common stock outstanding during the six months ended June 30, 2006 and the exchange ratio of 1.623) was added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of US LEC common stock (based on the weighted average number of shares of US LEC common stock outstanding during the six months ended June 30, 2006 and the assumed exchange ratio of 1.000). The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share since the effect of exercising any stock options held by PAETEC’s and US LEC’s employees would be anti-dilutive for the six month period ended June 30, 2006. Loss per share for the six months ended June 30, 2006 includes the impact of $33.8 million in dividends paid to holders of PAETEC’s Series A preferred stock during that period. Common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

PAETEC HOLDING CORP.

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2005

(In thousands, except share and per share amounts)

	PAETEC Historical	US LEC Historical	Pro Forma Adjustments		Pro Forma As Adjusted
REVENUE	$509,424	387,738	124	(a)	$897,286

COST OF SALES (exclusive of depreciation and amortization shown separately below)	237,809	186,924	(4,066	)(b)	420,667

RETROACTIVE NETWORK COST DISCOUNT	(1,750)		—		(1,750)

LITIGATION SETTLEMENT	(860)		—		(860)

CHARGE related to carrier access disputes		23,292	—		23,292

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	193,846	148,902	—		342,748

WITHDRAWN INITIAL PUBLIC OFFERING AND RELATED TERMINATED NEW SENIOR SECURED CREDIT FACILITY EXPENSES	4,553	—	—		4,553

DEPRECIATION AND AMORTIZATION	29,076	50,668	25,345	(c)	105,089

(LOSS) INCOME FROM OPERATIONS	46,750	(22,048)	(21,155)		3,547

CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	10,778	—	—		10,778

OTHER INCOME, net	(3,098)	(1,205)	—		(4,303)

INTEREST EXPENSE	10,472	17,805	52,944	(d)	81,221

(LOSS) INCOME BEFORE INCOME TAXES	28,598	(38,648)	(74,100)		(84,150)

PROVISION FOR INCOME TAXES	14,124	—	(43,405	)(e)	(29,281)

NET (LOSS) INCOME	$14,474	$(38,648)	$(30,694)		$(54,868)

LOSS ALLOCATED TO COMMON STOCKHOLDERS	$(623)	(55,527)		(f)	$(69,965)

LOSS PER COMMON SHARE—BASIC AND DILUTED	$(0.02)	$(1.83)			$(0.90)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,312,020	30,399,000		(g)	77,972,408

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	29,312,020	30,399,000		(g)	77,972,408

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2005

(a) The increase in revenue of $0.1 million represents the elimination of US LEC’s current deferred revenues related to non-recurring customer set-up fees.

(b) The decrease in cost of sales of $4.1 million represents the elimination of deferred costs related to US LEC’s customer installation costs.

(c) The increase in depreciation and amortization expense of $25.3 million primarily represents the adjustment to amortization expense of $26.4 million for the fiscal year ended December 31, 2005 based on acquired fair value of US LEC’s intangible assets of $132.4 million with expected useful lives of 5 years.

(d) The increase in interest expense of $52.9 million represents the following:

•	an increase of $81.3 million (of which $2.5 million represents amortization of debt acquisition costs) related to the new PAETEC Holding senior secured credit facilities;

•	a decrease of $10.8 million related to the elimination of historical PAETEC interest expense related to PAETEC’s existing debt that will be repaid as a result of the mergers; and

•	a decrease of $17.6 million related to the elimination of historical US LEC interest expense related to US LEC’s existing debt that will be repaid as a result of the mergers.

Interest expense related to the new PAETEC Holding senior secured credit facilities was calculated based on the terms of the new facilities using interest rates that were prevailing during the six months ended June 30, 2006. Actual interest expense in future periods may differ materially from those presented herein. A change of 1/8th of a percentage point in the interest rates prevailing during the six months ended June 30, 2006 would result in a fluctuation of approximately $1.0 million in our interest expense during that time period.

(e) The income tax benefit of $43.4 million represents an income tax benefit of $28.5 million from the adjustments to revenues and expenses described above and an income tax benefit of $14.9 million resulting from the combining PAETEC’s and US LEC’s historical net income (loss) for the period. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions and permanent differences related to the tax treatment of stock based compensation.

(f) Loss allocated to common stockholders was calculated as follows:

Year ended December 31, 2005
Net loss	$(54,868,204)
Less: accretion on preferred stock	602,592
Less: cumulative preferred stock dividends	14,494,413
Less: inducement charge (treated as a dividend)	0

Loss allocated to common stockholders	$(69,965,209)

(g) Pro forma basic and diluted loss per share was calculated as follows:

Fiscal year ended December 31, 2005
PAETEC’s weighted average common shares, as converted	47,573,408
US LEC’s weighted average common shares, as converted	30,399,000

PAETEC Corp. pro forma weighted average common shares	77,972,408

Pro forma per share data was based on weighted average number of shares of PAETEC common stock that would have been outstanding had the mergers occurred on January 1, 2005. In order to compute the average number of shares of PAETEC Holding used in the calculation of PAETEC Holding pro forma basic and diluted loss per share, the number of shares of PAETEC Holding common stock to be issued to former holders of shares of PAETEC common stock (based on the weighted average number of shares of PAETEC common stock outstanding during the year ended December 31, 2005 and the exchange ratio of 1.623) was added to the number of shares of PAETEC Holding common stock to be issued to former holders of shares of US LEC common stock (based on the weighted average number of shares of US LEC common stock outstanding during the year ended December 31, 2005 and the assumed exchange ratio of 1.000). The number of shares used in computing pro forma diluted earnings per share was equal to that used in computing pro forma basic loss per common share since the effect of exercising any stock options held by PAETEC’s and US LEC’s employees would be anti-dilutive for the year ended December 31, 2005. Common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

THE PAETEC SPECIAL MEETING

General

The PAETEC board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of PAETEC common stock for use at the PAETEC special meeting.

Date, Time and Place of the PAETEC Special Meeting

PAETEC will hold its special meeting of stockholders on                     , 200    , at          a.m., Eastern Standard Time, in the                      located at                     .

Purpose of the PAETEC Special Meeting

At the PAETEC special meeting, holders of PAETEC common stock will be asked to:

•	adopt the merger agreement and thereby approve the PAETEC merger; and

•	consider and take action upon any other business that may properly come before the PAETEC special meeting or any reconvened meeting following an adjournment or postponement of the PAETEC special meeting, including a motion to adjourn the special meeting for the purpose of soliciting additional proxies in favor of adoption of the merger agreement.

PAETEC Record Date; Outstanding Shares; Shares Entitled to Vote

The PAETEC board of directors has fixed the close of business on                     , 2006 as the record date for determination of stockholders entitled to notice of and to vote at the PAETEC special meeting. Only holders of record of shares of PAETEC common stock at the close of business on the record date are entitled to notice of, and to vote at, the PAETEC special meeting and any adjournments or postponements of the PAETEC special meeting.

As of                     , 2006, the record date for the PAETEC special meeting, there were approximately         shares of PAETEC common stock outstanding and held by approximately         holders of record. Each stockholder is entitled to one vote at the PAETEC special meeting for each share of PAETEC common stock held by that stockholder at the close of business on the record date. PAETEC’s common stock is PAETEC’s only security entitled to notice of and to vote at the PAETEC special meeting.

Quorum

To conduct the special meeting, holders of a majority of the outstanding shares of common stock must be present in person or represented by proxy, so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of PAETEC common stock represented at the PAETEC special meeting, including abstentions, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Vote Required

Adoption of the merger agreement and approval of the PAETEC merger will require the affirmative vote of at least a majority of the shares of PAETEC common stock outstanding at the record date for the special meeting. Abstentions will have the same effect as shares voted against the merger proposal.

Recommendation of the Board of Directors

As discussed elsewhere in this joint proxy statement/prospectus, PAETEC’s board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers, and has determined that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of PAETEC and its stockholders. The PAETEC board of directors unanimously recommends that PAETEC stockholders vote FOR the adoption of the merger agreement and approval of the PAETEC merger.

PAETEC stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the mergers. In particular, PAETEC stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Voting Agreements

Under the PAETEC voting agreements, Madison Dearborn and Blackstone, which collectively hold the power to vote approximately 19.5% of PAETEC’s outstanding shares as of the record date for the special meeting, have agreed to vote their shares in favor of the merger proposal.

Voting by PAETEC’s Directors and Executive Officers

As of the record date, PAETEC’s directors and executive officers had the power to vote approximately 14.7% of the shares of PAETEC common stock outstanding and entitled to vote at the PAETEC special meeting. Each PAETEC director and executive officer has indicated his or her present intention to vote, or cause to be voted, the PAETEC common stock over which he has voting power in favor of adoption of the merger agreement and approval of the PAETEC merger.

Voting of Proxies

All shares represented by properly executed proxies received in time for the PAETEC special meeting will be voted at the PAETEC special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted FOR adoption of the merger agreement and approval of the PAETEC merger.

Only shares affirmatively voted for adoption of the merger agreement and approval of the PAETEC merger or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the merger proposal. Accordingly, an abstention or failure to vote will have the same effect as a vote against adoption of the merger agreement and approval of the PAETEC merger.

How to Vote

If you own shares of PAETEC common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of PAETEC common stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of PAETEC common stock at the PAETEC special meeting.

You have four voting options:

Internet. You can vote over the Internet by accessing the website at www.                    .com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s) or voting instruction card(s).

Telephone. You can vote by telephone by calling the toll-free number                     in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s) or voting instruction card(s).

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) or voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

In Person. You may come to the PAETEC special meeting and cast your vote there. The PAETEC board of directors recommends that you vote by proxy even if you plan to attend the PAETEC special meeting.

The Internet and telephone proxy procedures are designed to authenticate stockholders identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by          p.m., Eastern Standard Time, on                     , 2007. Directing the voting of your PAETEC shares will not affect your right to vote in person if you decide to attend the PAETEC special meeting.

The named proxies will vote all shares at the PAETEC special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on the proposal, your proxy will be voted FOR adoption of the merger agreement and approval of the PAETEC merger.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•	by delivering to PAETEC’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the PAETEC special meeting;

•	by submitting another proxy card(s) or voting instruction card(s) bearing a later date and mailing it so that it is received before the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the PAETEC special meeting and voting in person, although attendance at the PAETEC special meeting alone will not, by itself, revoke a proxy.

Other Voting Matters

Electronic Access to Proxy Material. This joint proxy statement/prospectus is available on the PAETEC website at www.paetec.com.

People with Disabilities. PAETEC can provide you with reasonable assistance to help you participate in the PAETEC special meeting if you inform PAETEC of your disability. Please contact Investor Relations by telephone at (    )        -            ; by electronic correspondence through “Contact Investor Relations” at www.paetec.com/investors; or by mail at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450 (585) 340-2500, at least two weeks before the PAETEC special meeting.

Proxy Solicitations

PAETEC is soliciting proxies for the PAETEC special meeting from PAETEC stockholders. PAETEC will bear the entire cost of soliciting proxies from PAETEC stockholders, except that PAETEC and US LEC will share the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition to this mailing, PAETEC’s directors, officers and employees, who will not receive any additional compensation for their services, may solicit proxies personally, electronically or by telephone.

A list of stockholders entitled to vote at the special meeting will be open for examination by any PAETEC stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at PAETEC’s principal executive offices at 600 Willowbrook Office Park, Fairport, New York 14450, and at the time and place of the meeting during the entire time of the meeting.

Other Business; Adjournment

The PAETEC board of directors is not aware of any other business to be acted upon at the special meeting.

The persons named as proxies by a PAETEC stockholder may propose and vote for one or more adjournments of the PAETEC special meeting, including adjournments to permit further solicitations of proxies in favor of approval of the merger proposal. No proxy voted against the proposal to adopt the merger agreement and approve the PAETEC merger will be voted in favor of any adjournment of the PAETEC special meeting.

Any adjournment may be made from time to time by approval of the PAETEC stockholders holding a majority of the voting power of outstanding shares of stock entitled to vote thereon, present in person or by proxy at the PAETEC special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the PAETEC special meeting. If a quorum is not present at the PAETEC special meeting, stockholders may be asked to vote on a proposal to adjourn the PAETEC special meeting to solicit additional proxies. If a quorum is present at the PAETEC special meeting but there are not sufficient votes at the time of the PAETEC special meeting to approve the merger proposal, holders of PAETEC common stock may also be asked to vote on a proposal to approve the adjournment of the PAETEC special meeting to permit further solicitation of proxies in favor of approval of the merger proposal. Abstentions will be treated as votes against any such proposal.

Representatives of Deloitte & Touche LLP

Representatives of Deloitte & Touche LLP are expected to be present at the PAETEC special meeting. The representatives of Deloitte & Touche LLP are expected to be available to respond to appropriate questions from PAETEC stockholders at the PAETEC special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the PAETEC special meeting, please contact                     toll-free at                     .

THE US LEC SPECIAL MEETING

General

The US LEC board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of US LEC common stock and preferred stock for use at the special meeting of US LEC stockholders. US LEC is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about                     , 2006.

Date, Time and Place of the US LEC Special Meeting

US LEC will hold its special meeting of stockholders, on                     , 200     at          a.m., Eastern Standard Time, in the                     , located at                     .

Purpose of US LEC Special Meeting

At the US LEC special meeting, holders of shares of US LEC common stock and preferred stock will be asked to:

•	adopt the merger agreement and thereby approve the US LEC merger;

•	approve the charter amendment proposal, including six sub-proposals to

•	increase the authorized capital stock;

•	remove certain class or series vote requirements in specified circumstances;

•	require a supermajority vote of stockholders to amend specified bylaws;

•	classify the board;

•	restrict the ability of stockholders to act by written consent; and

•	restrict voting rights of common stock regarding the terms of outstanding preferred stock;

•	approve the new equity plan; and

•	consider and take action upon any other business that may properly come before the US LEC special meeting or any reconvened meeting following an adjournment or postponement of the US LEC special meeting, including a motion to adjourn the special meeting for the purpose of soliciting additional proxies in favor of approval of the proposals.

US LEC Record Date; Outstanding Shares; Shares Entitled to Vote

The US LEC board of directors has fixed the close of business on                     , 2006 as the record date for determination of stockholders entitled to notice of and to vote at the US LEC special meeting. Only holders of record of shares of US LEC common stock and US LEC preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the US LEC special meeting and any adjournments or postponements of the US LEC special meeting.

As of                     , 2006, the record date for the US LEC special meeting, there were approximately         shares of US LEC common stock outstanding and held by approximately         holders of record. Each stockholder is entitled to one vote at the US LEC special meeting for each share of US LEC common stock held by that stockholder at the close of business on the record date. Shares of US LEC common stock held by US LEC in its treasury are not voted.

As of                     , 2006, the record date for the US LEC special meeting, there were approximately         shares of US LEC preferred stock outstanding and held by approximately         holders of record. Each preferred stockholder is entitled to one vote for each share of US LEC common stock into which the preferred stock may be converted at the close of business on the record date.

Quorum

To conduct the special meeting, holders of outstanding shares of US LEC common stock and preferred stock representing a majority of the total voting power of all shares of US LEC common stock and preferred stock must be present in person or represented by proxy so that there is a quorum. Each share of preferred stock entitles its holder to one vote for each share of US LEC common stock into which the preferred stock may be converted on the record date of the US LEC special meeting. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of US LEC common stock and preferred stock represented at the US LEC special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. “Broker non-votes” are shares held by a broker or other nominee that are represented at the meeting, but with respect to which such broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal, and the broker does not have discretionary voting power on such proposal.

Vote Required

Approval of the merger proposal requires that holders of outstanding shares of US LEC common stock and preferred stock representing a majority of the total voting power of all outstanding shares of US LEC common stock and preferred stock, voting together as a single class, vote FOR the merger proposal. Each share of preferred stock entitles its holder to vote one vote per share of US LEC common stock into which it may be converted on the record date of the US LEC special meeting. Abstentions and broker non-votes will be treated as shares voted against the merger proposal.

Approval of the charter amendment proposal requires that holders of outstanding shares of US LEC common stock and preferred stock representing a majority of the total voting power of all outstanding shares of US LEC common stock and preferred stock, voting together as a single class, vote FOR the charter proposal. Each share of preferred stock entitling its holder to vote one vote per share of US LEC common stock into which it may be converted on the record date of the US LEC special meeting. Abstentions and broker non-votes will be treated as shares voted against the charter amendment proposal.

Approval of the new equity plan requires that holders of outstanding shares of US LEC common stock and preferred stock (each share of preferred stock entitling its holder to vote one vote per share of US LEC common stock into which it may be converted on the record date of the US LEC special meeting) representing a majority of the total voting power of all shares of US LEC common stock and preferred stock, voting together as a single class, and represented in person or by proxy at the US LEC special meeting, vote FOR the new equity plan proposal. Abstentions, but not broker non-votes, will be treated as shares voted against the new equity plan proposal.

Recommendation of the Board of Directors

As discussed elsewhere in this joint proxy statement/prospectus, US LEC’s board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers, and has determined that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of US LEC and its stockholders. The US LEC board of directors unanimously recommends that US LEC stockholders vote FOR adoption of the merger agreement and approval of the US LEC merger.

As discussed elsewhere in this joint proxy statement/prospectus, US LEC’s board of directors has approved the proposed PAETEC Holding restated certificate of incorporation, and has determined that such restated certification of incorporation is advisable and in the best interests of US LEC and its stockholders. The US LEC board of directors unanimously recommends that US LEC stockholders vote FOR approval of the charter amendment proposal.

The US LEC board of directors unanimously recommends that US LEC stockholders vote FOR approval of the new equity plan.

US LEC stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, the mergers, the proposed PAETEC Holding restated certificate of incorporation and the new equity plan. In particular, US LEC stockholders are directed to the merger agreement, the proposed PAETEC Holding restated certificate of incorporation and the new equity plan, which are attached as Annexes A, F and I respectively, to this joint proxy statement/prospectus.

Voting Agreements

Pursuant to the US LEC preferred stock repurchase agreement, Bain and THL have agreed to vote all of their shares of US LEC preferred stock, collectively representing approximately [24.7]% of the voting power of the US LEC capital stock entitled to vote at the US LEC special meeting, in favor of the merger proposal, the charter amendment proposal and the new equity plan.

Voting by US LEC’s Directors and Executive Officers

As of the record date for the US LEC special meeting, US LEC’s directors and executive officers, other than those affiliated with Bain and THL, had the power to vote approximately [40.7]% of the shares US LEC common stock and none of the shares US LEC preferred stock outstanding and entitled to vote at the US LEC special meeting. This represented approximately [31.9]% of the voting power of both classes of shares entitled to vote at the US LEC special meeting. Each US LEC director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of US LEC common stock and preferred stock owned by him or her in favor of adoption of the merger agreement and approval of the US LEC merger, approval of the charter amendment proposal and approval of the new equity plan.

Voting of Proxies

All shares of US LEC common stock and preferred stock represented by properly executed proxies received in time for the US LEC special meeting will be voted at the US LEC special meeting in the manner specified by the stockholders giving such proxies. Properly executed proxies that do not contain voting instructions will be voted FOR the merger proposal, the charter amendment proposal and the new equity plan.

How to Vote

If you own common stock or preferred stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of US LEC common stock or preferred stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of US LEC common stock or preferred stock at the US LEC special meeting.

You have four voting options:

Internet. You can vote over the Internet by accessing the website at www.proxyvote.com and following the instructions on the website. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s) or voting instruction card(s).

Telephone. You can vote by telephone by calling the toll-free number 1-800-454-8683 in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s) or voting instruction card(s).

Mail. You can vote by mail by simply completing, signing, dating and mailing your proxy card(s) or voting instruction card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

In Person. You may come to the US LEC special meeting and cast your vote there. The US LEC board of directors recommends that you vote by proxy even if you plan to attend the US LEC special meeting. If your US LEC shares are held in street name, you must bring a letter from your bank, broker or nominee identifying you as the beneficial owner of the US LEC shares and authorizing you to vote such shares at the special meeting.

If you hold shares of US LEC common stock or preferred stock in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in street name, please follow the voting instructions provided by that entity. If you do not instruct your bank, broker or other nominee how to vote your shares with respect to the merger proposal, the charter amendment proposal and the new equity plan, those shares will not be voted at the US LEC special meeting, and such bank, broker or other nominee will not be authorized to vote.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your US LEC shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these US LEC shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm.

The Internet and telephone proxy procedures are designed to authenticate stockholders identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by          p.m., Eastern Standard Time, on                     , 200    . Directing the voting of your US LEC shares will not affect your right to vote in person if you decide to attend the US LEC special meeting.

The named proxies will vote all US LEC shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your US LEC shares on a particular proposal, your proxy will be voted FOR that proposal.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•	by delivering to US LEC’s Corporate Secretary a written notice revoking your proxy that bears a date later than the date of the proxy and that is received before the US LEC special meeting;

•	by submitting another proxy card(s) or voting instruction card(s) bearing a later date and mailing it so that it is received before the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the US LEC special meeting and voting in person, although attendance at the US LEC special meeting alone will not, by itself, revoke a proxy.

If your US LEC shares are held in street name by a broker, bank or other nominee you will need to contact your broker to revoke your proxy.

Other Voting Matters

Electronic Access to Proxy Material. This joint proxy statement/prospectus, US LEC’s Form 10-K for the fiscal year ended December 31, 2005, and US LEC’s Form 10-Q for the quarters ended March 31 and June 30, 2006 are available on the US LEC website, www.uslec.com.

People with Disabilities. US LEC can provide you with reasonable assistance to help you participate in the US LEC special meeting if you inform US LEC of your disability. Please write to or call                      at US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, (704)       -        , at least two weeks before the US LEC special meeting.

Proxy Solicitations

US LEC is soliciting proxies for the US LEC special meeting from US LEC stockholders. US LEC will bear the entire cost of soliciting proxies from US LEC stockholders, except that US LEC and PAETEC will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition to this mailing, US LEC’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies personally, electronically or by telephone.

US LEC and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of US LEC common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

A list of stockholders entitled to vote at the special meeting will be open for examination by any US LEC stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at US LEC’s principal executive offices at Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, and at the time and place of the meeting during the entire time of the meeting.

Other Business; Adjournment

The US LEC board of directors is not aware of any other business to be acted upon at the US LEC special meeting.

The persons named as proxies by a US LEC stockholder may propose and vote for one or more adjournments of the US LEC special meeting, including adjournments to permit further solicitation of proxies in favor of the proposals. No proxy voted against the proposal to adopt the merger agreement will be voted in favor of any adjournment of the US LEC special meeting. Approval of adjournments of the US LEC special meeting, if necessary, to permit further solicitation of proxies, requires the affirmative vote of at least a majority in voting power of the shares of US LEC common stock and preferred stock (each share of preferred stock entitling its holder to vote one vote per share of US LEC common stock into which it may be converted on the applicable record date) present (in person or by proxy) at the US LEC special meeting. Abstentions and broker non-votes will be treated as votes against such a proposal.

Any adjournment may be made from time to time by approval of US LEC stockholders holding a majority of the voting power present in person or by proxy at the US LEC special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the US LEC special meeting. If a quorum is not present at the US LEC special meeting, US LEC stockholders may be asked to vote on a proposal to adjourn the US LEC special meeting to solicit additional proxies. If a quorum is present at the US LEC special meeting but there are not sufficient votes at the time of the special meeting to approve the proposals, holders of shares of US LEC common stock may also be asked to vote on a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in favor of the proposals.

Representatives of Deloitte & Touche LLP

Representatives of Deloitte & Touche LLP are expected to be present at the US LEC special meeting. The representatives of Deloitte & Touche LLP are expected to be available to respond to appropriate questions from US LEC stockholders at the US LEC special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the US LEC special meeting, please contact                      toll-free at                         .

THE MERGERS

The discussion in this joint proxy statement/prospectus of the mergers and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference.

General Description of the Mergers

The mergers are structured as all-stock transactions. Before entering into the merger agreement, PAETEC formed PAETEC Holding. The merger agreement provides that at the closing, PAETEC Holding’s two newly-formed wholly-owned subsidiaries, WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp., will merge with and into PAETEC and US LEC, respectively, as a result of which each of PAETEC and US LEC will become wholly-owned subsidiaries of PAETEC Holding. After the mergers, the current stockholders of PAETEC and the current stockholders of US LEC will be the stockholders of PAETEC Holding, other than those PAETEC stockholders who properly perfect their appraisal rights under the DGCL. US LEC stockholders will not be entitled to appraisal rights under the DGCL. The merger of WC Acquisition Sub P Corp. with and into PAETEC is referred to in this joint proxy statement/prospectus as the “PAETEC merger” and the merger of WC Acquisition Sub U Corp. with and into US LEC is referred to in this joint proxy statement/prospectus as the “US LEC merger.” These mergers are referred to in this joint proxy statement/prospectus collectively as the “mergers.”

PAETEC stockholders currently are expected to receive 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock held and US LEC stockholders are currently expected to receive 1.000 share of PAETEC Holding common stock for each share of US LEC common stock held. As described in this joint proxy statement/prospectus, PAETEC and US LEC may agree to adjust these exchange ratios on a proportionate basis to facilitate the listing of the new company’s common stock on the NASDAQ Global Market.

At the effective time of the mergers, each then outstanding option, warrant or purchase right to acquire common stock of PAETEC or US LEC, whether or not vested or exercisable at that time, will be assumed by PAETEC Holding and converted into an option, warrant or purchase right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the mergers, including existing vesting and exercisability provisions without any acceleration, except that the number of shares subject to, and the per share exercise price of, the option, warrant or purchase right will be adjusted based on the applicable exchange ratio.

Assuming that the numbers of shares of PAETEC common stock and US LEC common stock outstanding immediately before the mergers are the same as the numbers of shares outstanding on September 30, 2006, we expect that approximately 80.9 million shares of PAETEC Holding’s common stock will be issued in connection with the mergers, of which former PAETEC common stockholders will own approximately 61% and former US LEC common stockholders will own approximately 39%. The merger agreement provides that options, restricted stock units, warrants and other PAETEC and US LEC rights may result in the issuance of additional shares of the new company’s common stock. As of September 30, 2006, 34.8 million of these additional shares would be issuable to former PAETEC securityholders and 8.2 million of these additional shares would be issuable to former US LEC securityholders, assuming satisfaction as of that date of the applicable vesting, exercise price payment and other conditions to which many of these issuances are subject. If all of these additional shares are issued, former PAETEC securityholders would own approximately 67.6% and former US LEC securityholders would own approximately 32.4% of the new company’s common stock.

As a condition to the completion of the mergers, US LEC will repurchase all outstanding shares of the US LEC preferred stock, including accrued and unpaid dividends on these shares, for cash at a purchase price that will reflect a $30 million discount from the liquidation value of these shares at the effective time of the mergers. The liquidation value will equal the sum of the stated value of the shares plus all accrued and unpaid dividends on the shares on the closing date of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price for the shares would be approximately $[266] million.

Subject to compliance with requirements of Delaware law, a PAETEC stockholder may dissent from the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement and have the fair value of the stockholder’s shares of PAETEC common stock determined by a court. To exercise appraisal rights, a PAETEC stockholder must strictly comply with all of the applicable requirements of Delaware law summarized under the heading “—Dissenters’ or Appraisal Rights.” Under Delaware law, US LEC stockholders will not have appraisal rights in connection with the issuance of PAETEC Holding common stock pursuant to the US LEC merger.

Upon completion of the mergers, Arunas A. Chesonis, who currently serves as PAETEC’s Chairman of the Board, President and Chief Executive Officer, will become Chairman of the Board and Chief Executive Officer of PAETEC Holding, and Richard T. Aab, who currently serves as US LEC’s Chairman of the Board, will become Vice Chairman of the Board of PAETEC Holding. PAETEC Holding’s board of directors will initially consist of nine members, six of whom have been or will be designated by PAETEC and will include all five existing PAETEC directors, and three of whom have been designated by US LEC from among the existing US LEC directors.

Background of the Mergers

Arunas A. Chesonis, a founder and the Chairman, President and Chief Executive Officer of PAETEC, Richard T. Aab, a founder and the Chairman of the Board of US LEC, and Tansukh Ganatra, a founder and director of US LEC, worked together for many years as executive officers at a telecommunications company before the founding of PAETEC in 1998 and US LEC in 1996. From time to time since then, before the events leading up to the execution of the merger agreement, Messrs. Chesonis and Aab, and sometimes others associated with the two companies, spoke during various social functions and industry conferences on matters of mutual interest, including on some occasions the possibility of combining the companies at some point in the future. Other than the discussions described below, none of those discussions involved any agreement or understanding by PAETEC and US LEC relating to a business combination.

Before beginning the merger discussions described below, PAETEC and US LEC had conducted, and were continuing to conduct, commercial transactions that are described in this joint proxy statement/prospectus under “Business Relationships of PAETEC and US LEC.”

In August 2005, PAETEC withdrew an initial public offering of common stock due to adverse market conditions. From time to time thereafter, PAETEC’s senior management had a number of discussions with the company’s financial advisors, Merrill Lynch and the Blackstone Group, regarding significant telecommunications companies that might be suitable candidates for a business combination with PAETEC. During this period, PAETEC actively considered a number of acquisition opportunities and conducted, and then terminated, preliminary merger discussions with one company.

In the spring of 2006, PAETEC initiated a leveraged recapitalization in which it refinanced its existing $125 million senior credit facility and repurchased outstanding preferred stock, common stock and stock options for $250.7 million principally from $375 million of borrowings under new senior credit facilities. PAETEC completed the recapitalization transactions on June 12, 2006.

During the period beginning in the latter half of 2005, in the course of discussions between Mr. Aab and US LEC directors Anthony DiNovi of THL and Michael Krupka of Bain Capital on strategic issues, including revenue growth and balance sheet refinancing, discussions emerged that encompassed the US LEC preferred stock repayment obligation due in 2010 to THL and Bain and possible alternative repayment structures. In these discussions, THL and Bain were supportive of the need for US LEC to pursue strategic and financing alternatives. Messrs. DiNovi and Krupka indicated to Mr. Aab that they were prepared to recommend that, as one of several alternatives, THL and Bain would be prepared to accept a cash repurchase of their US LEC preferred stock for a total $30.0 million discount from liquidation value if the opportunity arose for a strategic or financing transaction that was viewed by the US LEC board of directors as being advantageous to US LEC’s common stockholders.

As part of the same ongoing review of US LEC’s strategic and financing alternatives, Mr. Aab also monitored the activities of other industry participants, including PAETEC. During that continuing process, in the spring of 2006, Mr. Aab noted market reports that PAETEC was pursuing the recapitalization and refinancing of its company. In May 2006, as part of a general discussion of US LEC’s strategic and financing alternatives, Mr. Aab discussed with some of the members of the US LEC board of directors the pending PAETEC recapitalization and refinancing as well as the possibility of pursuing discussions toward a possible combination of US LEC and PAETEC if the PAETEC recapitalization and refinancing were successfully completed.

On June 12, 2006, Mr. Aab telephoned Mr. Chesonis to congratulate him on the successful completion of PAETEC’s recapitalization and refinancing and to suggest that the two executives meet. Mr. Chesonis accepted the invitation and met with Mr. Aab later that day. At their meeting, Messrs. Chesonis and Aab discussed in general terms a possible combination of the two companies, as well as the due diligence process that would be needed in order for each company to confirm for itself the potential benefits, including operating synergies, that could result from a combination transaction. Messrs. Chesonis and Aab also discussed a range of valuations for the two companies assuming that the US LEC preferred stock could be retired for cash at a $30 million discount to liquidation value. Although they did not reach any definitive conclusions as to whether to pursue a combination between the two companies, Messrs. Chesonis and Aab agreed that, if they were to pursue further discussions toward developing an analysis of possible synergies and other benefits from a combination transaction, the two companies would use as a working model the assumption that two-thirds of the post-transaction common equity would be held by PAETEC’s securityholders and the other one-third by US LEC’s securityholders.

Over the course of the following week, Mr. Aab reviewed with some of the US LEC directors the substance of his discussions with Mr. Chesonis and their level of interest in pursuing further discussions, and confirmed with Messrs. DiNovi and Krupka that THL and Bain would be willing to accept a $30 million discount from liquidation value in the context of a combination transaction. Based on those discussions and the favorable response from those directors whom he had polled, Mr. Aab decided that it was appropriate for US LEC to seek to negotiate with PAETEC a non-binding letter of intent and a confidentiality agreement with PAETEC as soon as possible, and for US LEC to engage Deutsche Bank as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its special legal advisor. Both of these engagements were entered into within the next several days.

On June 23, 2006, PAETEC engaged Merrill Lynch and the Blackstone Group to act as financial advisors in connection with the possible business combination with US LEC.

Also on June 23, 2006, PAETEC and US LEC executed a non-binding letter of intent with respect to a possible business combination, which included an exclusivity agreement by both parties not to engage in discussions with other parties concerning an alternative transaction for 30 days. The letter of intent set forth the terms of a preliminary proposal submitted by US LEC to PAETEC, which US LEC indicated was subject to agreement by the companies on the other terms of a transaction, the negotiation of a mutually acceptable definitive merger agreement, and the completion of financial, business and legal due diligence by both companies. Subject to these conditions, the letter of intent contemplated that the two companies would merge in an all-stock transaction and that, at the closing of the transaction, the combined company would obtain debt financing sufficient to enable US LEC to repurchase the US LEC preferred stock at a $30.0 million discount from its liquidation value at closing and to enable both companies to refinance substantially all of their senior secured indebtedness. The letter of intent also generally contemplated that PAETEC securityholders would initially own two-thirds of the combined company and US LEC securityholders would initially own one-third of the combined company, that PAETEC director designees and US LEC director designees would initially constitute two-thirds and one-third, respectively, of the combined company’s board of directors, and that Mr. Chesonis would serve as the combined company’s Chairman of the Board and Chief Executive Officer and fill other key management positions subject to the reasonable approval of Mr. Aab, who would serve as the combined company’s Vice Chairman of the Board. In addition, the letter of intent indicated that the parties anticipated that the combined company would be named PAETEC Communications, would be headquartered outside of Rochester, New York,

and, if admitted to listing on a stock exchange or an automated quotation system, would trade under US LEC’s NASDAQ ticker symbol “CLEC.”

Also on June 23, 2006, concurrently with their execution of the letter of intent, PAETEC and US LEC entered into a confidentiality agreement in which each company agreed to maintain, and to cause its representatives to maintain, the confidentiality of the non-public information it received from the other company in connection with its evaluation of the proposed business combination. Each company further agreed that for a specified period it would not solicit for employment any employee of the other company. Following their execution of the confidentiality agreement, PAETEC and US LEC exchanged information, including financial models and projections, that was not and is not publicly available regarding their businesses and initiated their financial, business and legal due diligence review.

Beginning after execution of the letter of intent, members of the managements of PAETEC and US LEC, together with their financial and legal advisors, commenced their negotiation of the terms of the merger agreement and the related transaction documents, including the US LEC preferred stock repurchase agreement, the PAETEC voting agreements and the commitment letter for $850 million of new credit facilities. PAETEC and US LEC continued throughout the period before execution of the merger agreement to exchange financial, business and legal due diligence materials and to conduct additional due diligence.

On June 27 and 28, 2006, members of PAETEC’s management and representatives of Merrill Lynch and the Blackstone Group met at US LEC’s headquarters in Charlotte, North Carolina, with members of US LEC’s management and representatives of Deutsche Bank to exchange and review financial and operating information concerning the two companies. The members of PAETEC’s management attending the meeting in person or by telephone included Messrs. Chesonis and Wilson, Edward J. Butler, Jr., Executive Vice President, Timothy J. Bancroft, Executive Vice President and Treasurer, and Richard J. Padulo, Executive Vice President. The members of the US LEC’s management attending the meeting included Aaron D. Cowell, Jr., US LEC’s Chief Executive Officer, and J. Lyle Patrick, US LEC’s Executive Vice President-Finance and Chief Financial Officer. Management representatives of each company made a presentation that included information about the company’s facilities, network operations, line costs, information technology issues, product offerings and development, sales and marketing activities, capital expenditures, organizational structure and management philosophy, regulatory issues, financial condition, and strategic plan and financial projections. The financial advisors exchanged views on potential opportunities for cost savings that would be provided in a consolidation transaction.

On June 29, 2006, management members of PAETEC and US LEC, including Messrs. Wilson and Patrick, and representatives of Merrill Lynch, the Blackstone Group and Deutsche Bank participated in a telephone conference call in which they discussed the types and estimated amounts of potential cost savings that would result from operating synergies expected in a combination transaction and the estimated effects on the combined company’s operations a transaction would have at different levels of synergy realization.

On June 30, 2006, the US LEC board of directors met in a special meeting with representatives from US LEC’s financial advisor, Deutsche Bank, and its special legal advisor, Skadden Arps. Mr. Aab described the background leading up to the execution of the letter of intent, the rationale for a business combination and the structure of the proposed transaction. Representatives from Deutsche Bank provided a preliminary analysis as to valuation and exchange ratio issues and Mr. Patrick reviewed the status of US LEC’s and PAETEC’s due diligence and potential synergy discussions. Legal counsel advised the board as to the directors’ fiduciary duties. The board also formed a committee to oversee the negotiations of a possible transaction consisting of Mr. Aab, Tansukh V. Ganatra and Michael C. Mac Donald and reviewed preliminarily matters relating to possible arrangements that might be implemented to assist in the retention of essential employees during the critical period between signing a merger agreement and completing a transaction.

On July 6, 2006, US LEC’s special legal advisor, Skadden Arps, provided a draft of the merger agreement to PAETEC’s special legal advisor, Hogan & Hartson L.L.P., and on July 12, 2006, Hogan & Hartson provided comments on this draft to Skadden Arps. On July 7, 2006, Skadden Arps provided an initial draft of the US LEC preferred stock repurchase agreement to counsel for the preferred stockholders and on July 19, 2006 provided a draft of this agreement to Hogan & Hartson. On July 26, 2006, Hogan & Hartson provided a draft of the PAETEC voting agreements to Skadden Arps. Negotiations among counsel concerning all of these agreements continued until the time that they were finalized for consideration by the boards of directors of PAETEC and US LEC as described below.

On July 13, 2006, the PAETEC board of directors met in a special meeting. Members of PAETEC’s management advised the directors of the status of negotiations with US LEC regarding the terms of the proposed transaction. Management’s presentation included a discussion of the rationale for a business combination, the structure of the proposed transaction, valuation and exchange ratio issues, potential operating synergies, negotiation of the new financing commitment, governance of the combined company, the status of PAETEC’s due diligence review, and regulatory approvals and other closing conditions.

On July 14, 2006, management members of PAETEC and US LEC, together with PAETEC’s and US LEC’s special legal advisors, met to review and negotiate the terms of the proposed transaction. Members of PAETEC’s management attending the meeting in person included Messrs. Chesonis and Wilson and Daniel J. Venuti, Executive Vice President and General Counsel. Representatives of PAETEC’s special legal advisor attended by telephone. Mr. Aab and a representative of US LEC’s special legal advisor attended the meeting in person and Mr. Patrick attended the meeting by telephone on behalf of US LEC. The principal transaction terms negotiated by the two companies included representations and warranties in the merger agreement, the voting agreements for PAETEC and US LEC stockholders, pre-closing covenants, and merger agreement closing conditions and termination events. The companies agreed on the amounts of the termination fees that would be payable by PAETEC and US LEC upon termination of the merger agreement in specified circumstances. The meeting participants also negotiated matters relating to the proposed governance of the combined company.

On July 19, 2006, the US LEC board of directors met in a regular meeting. During a portion of the meeting, which was attended by representatives of Deutsche Bank and US LEC’s special legal advisor, Messrs. Aab and Patrick updated the board as to the negotiations and the due diligence review and the Deutsche Bank representatives and special legal counsel also provided updates.

On July 20, 2006, PAETEC and US LEC agreed to extend the exclusivity period under their letter of intent through August 12, 2006. Also on July 20, 2006, US LEC formally engaged Houlihan Lokey to, among other things, provide opinions to the board of directors of US LEC concerning the mergers and the US LEC preferred stock repurchase transaction.

On July 21, 2006, management members of PAETEC and US LEC, including Messrs. Wilson and Patrick and their staffs, and representatives of Merrill Lynch, the Blackstone Group, Deutsche Bank and Houlihan Lokey participated in a telephone conference call to discuss each company’s operating results for the 2006 second fiscal quarter.

On or about July 22, 2006, PAETEC engaged Capitalink to provide a fairness opinion with respect to the merger consideration to be received by PAETEC stockholders in a possible business combination with US LEC.

On July 25, 2006, the PAETEC board of directors met in a special meeting. Members of PAETEC’s management reported to the directors on the status of negotiations with US LEC regarding the terms of the proposed transaction. Management’s presentation primarily addressed modifications to the combination structure, the status of negotiations relating to the new financing commitment and the results of PAETEC’s continuing due diligence review.

On August 3, 2006, the PAETEC board of directors met in a special meeting. Members of PAETEC’s management advised the directors of the status of negotiations with US LEC regarding the terms of the proposed combination. A representative of Merrill Lynch reviewed with the board of directors the valuation analysis applied by the two companies and their financial advisors in the negotiation of the PAETEC exchange ratio. PAETEC’s legal advisor reported to the board of directors on the results of PAETEC’s continuing due diligence review and on the issues that remained to be resolved before the merger agreement and the other transaction documents could be submitted to the board for its consideration and approval.

On August 8, 2006, management members of PAETEC and US LEC, including Messrs. Wilson and Patrick and their staffs, and representatives of Merrill Lynch, the Blackstone Group, Deutsche Bank and Houlihan Lokey participated in a telephone conference call to discuss accounting and financial reporting matters relating to PAETEC, including accounting policies and status of accruals and reserves.

Also on August 8, 2006, the US LEC board of directors met in a special meeting. The meeting was attended by members of US LEC’s senior management, representatives of Deutsche Bank and Houlihan Lokey, and US LEC’s special legal counsel. At the meeting, members of senior management and the representatives of US LEC’s financial advisors and legal counsel reviewed with the board of directors, among other matters, the financial and legal aspects of the transaction, the terms of the merger agreement and the related transaction documents.

On August 9, 2006, management members of PAETEC and US LEC, including Messrs. Wilson and Patrick and their staffs, and representatives of Merrill Lynch, the Blackstone Group, Deutsche Bank and Houlihan Lokey participated in a telephone conference call to review the companies’ plan for achieving operating synergies projected to result from the proposed transaction.

On August 10, 2006, Messrs. Chesonis and Aab confirmed that they would be willing to recommend to their respective boards of directors that the PAETEC exchange ratio be fixed at 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock outstanding at the effective time of the mergers. On the same date, management members of PAETEC and US LEC, including Messrs. Wilson and Patrick and their staffs, and representatives of Merrill Lynch, the Blackstone Group and Deutsche Bank participated in a telephone conference call to discuss accounting and financial reporting matters relating to US LEC, including accounting policies and status of accruals and reserves.

On August 10, 2006, the PAETEC board of directors met in a special meeting. The meeting was attended by members of PAETEC’s senior management, representatives of Merrill Lynch, Capitalink and the Blackstone Group, and PAETEC’s legal counsel. At the meeting, members of senior management and the representatives of PAETEC’s financial advisors and legal counsel reviewed with the board of directors, among other matters, the financial and legal aspects of the transaction, the terms of the merger agreement and the related transaction documents, and the other matters described below under “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers.” Merrill Lynch and Capitalink each delivered its oral opinion to the board of directors, which oral opinions were subsequently confirmed by delivery of written opinions dated August 10, 2006, copies of which are attached as Annex D-1 and Annex D-2 to this joint proxy statement/prospectus that, as of the date of the opinions, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch and Capitalink, the PAETEC exchange ratio is fair, from a financial point of view, to the holders of PAETEC common stock. After discussion and consideration, the PAETEC board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of PAETEC and its stockholders, unanimously approved the merger agreement and the mergers, unanimously recommended that the merger agreement and the transactions contemplated thereby be submitted for adoption and approval by PAETEC’s stockholders, and unanimously approved the other transaction documents to which PAETEC is a party.

On August 11, 2006, the US LEC board of directors met in a special meeting. The meeting was attended by members of US LEC’s senior management, representatives of Deutsche Bank and Houlihan Lokey, and

US LEC’s special legal advisor. At the meeting, members of senior management and the representatives of US LEC’s financial advisors and special legal counsel reviewed with the board of directors, among other matters, the financial and legal aspects of the transaction, the terms of the merger agreement and the related transaction documents, and the other matters described below under “—Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers.” At this meeting, Deutsche Bank and Houlihan Lokey delivered the opinions that are described under “—Opinions of US LEC’s Financial Advisors,” copies of which are attached as Annexes E-1, E-2 and E-3 to this joint proxy statement/prospectus. After discussion and consideration, the US LEC board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of US LEC and its stockholders, unanimously approved the merger agreement and the mergers, unanimously recommended that the merger agreement and the transactions contemplated thereby be submitted for adoption and approval by US LEC’s stockholders, and unanimously approved the other transaction documents to which US LEC is a party. As part of the foregoing action, the US LEC board of directors unanimously approved the proposed PAETEC Holding restated certificate of incorporation and recommended that the proposed PAETEC Holding restated certificate of incorporation be submitted for approval by US LEC stockholders at the US LEC special meeting.

On August 11, 2006, by written consent in lieu of a meeting, the boards of directors of PAETEC Holding and PAETEC Holding’s two wholly-owned merger subsidiaries approved the merger agreement and the transactions contemplated thereby and recommended that the merger agreement and the transactions contemplated thereby be submitted for adoption and approval by PAETEC, as the sole stockholder of PAETEC Holding, and by PAETEC Holding, as the sole stockholder of the two merger subsidiaries. In addition, on August 11, by written consent in lieu of a meeting, the board of directors of PAETEC Holding approved the proposed PAETEC Holding restated certificate of incorporation and recommended that the proposed PAETEC Holding restated certificate of incorporation be submitted for approval by PAETEC, as the sole stockholder of PAETEC Holding.

On August 12, 2006, effective as of August 11, the merger agreement was executed and delivered by US LEC, PAETEC, PAETEC Holding and PAETEC Holding’s two wholly-owned merger subsidiaries, and the related transaction documents were executed and delivered by US LEC, PAETEC, PAETEC Holding and the other parties to such documents. On August 12, following execution of the merger agreement, PAETEC, as the sole stockholder of PAETEC Holding, and PAETEC Holding, as the sole stockholder of the two merger subsidiaries, in each case acting by written consent in lieu of a meeting, approved the merger agreement and, in the case of PAETEC, approved the proposed PAETEC Holding restated certificate of incorporation.

On August 14, 2006, US LEC and PAETEC issued a joint press release announcing the execution of the merger agreement and the proposed mergers.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers

PAETEC’s board of directors believes that the PAETEC merger is fair to, and in the best interests of, PAETEC and PAETEC’s stockholders. Accordingly, PAETEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that PAETEC’s stockholders vote “FOR” approval of adoption of the merger agreement and approval of the PAETEC merger.

In reaching its decision to approve the merger agreement, the PAETEC board of directors, with the assistance of PAETEC’s financial and legal advisors, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described above. The following were the material factors that the PAETEC board of directors considered in determining to approve the merger agreement and the merger transactions:

Strategic Benefits in Consolidating Industry. The PAETEC board of directors considered recent trends in the telecommunications industry, particularly the trend toward consolidation, and management’s view that PAETEC’s combination with US LEC would further PAETEC’s strategic objective of supplementing its internal growth with a program of selective acquisitions that it believes will enable it to increase penetration in its current markets, enter into new markets, add customers, and achieve operating efficiencies. PAETEC’s board took into account the prospect that the combination with US LEC would strengthen PAETEC’s competitive position by broadening the geographic scope of its operations and by expanding its portfolio of product offerings. In this regard, the board of directors considered management’s assessment that the proposed business combination would create one of the strongest competitive communications providers in the Eastern United States and in other major markets and would:

•	provide the combined company with a presence in 52 of the top 100 metropolitan statistical areas, or “MSAs,” in the United States;

•	increase the total number of enterprise customers served from approximately 17,000 customers served by PAETEC at June 30, 2006 to more than 45,000 enterprise customers served by the combined company;

•	broaden the company’s product offerings by combining PAETEC’s “Equipment for Services,” software applications and resale products with US LEC’s data and data center products;

•	enhance customer service capabilities by providing the combined company with additional network diversity, multiple network operating centers and multiple data centers;

•	double the number of installed access lines from approximately 1,100,000 access lines maintained by PAETEC at June 30, 2006 to more than 2,100,000 total access lines; and

•	increase the number of digital T1 transmission lines from approximately 45,900 lines maintained by PAETEC at June 30, 2006 to approximately 90,000 total digital T1 transmission lines.

The PAETEC board of directors took into account management’s view that market penetration by the combined company would be facilitated by the overlap in geographic areas and types of customers, which are principally medium-sized and large businesses and institutions, served by PAETEC and US LEC and by the integrated delivery of complementary voice and data communications services.

The PAETEC board of directors considered management’s view that the improved asset infrastructure, financial resources and position of the combined company in particular markets in the Eastern United States, including New York, Pennsylvania, Virginia and Florida, would enhance the combined company’s ability to exploit cross-selling revenue opportunities and pursue acquisitions of additional businesses.

Potential Cost Savings. The PAETEC board of directors considered the operating efficiencies and cost savings that management expects would result from the combination of the PAETEC and US LEC businesses. PAETEC’s board considered management’s estimates that the mergers would create opportunities for the following cost savings:

•	annualized cost savings of approximately $25 million in the first twelve months following the mergers; and

•	annualized cost savings of approximately $40 million beginning in 2008.

The PAETEC board of directors took into account management’s expectation that the combined company will be able to realize the following types of cost savings:

•	savings in cost of sales, by increasing the use of switches and network assets and eliminating duplicative network costs;

•	savings in selling, general and administrative expenses, by eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs; and

•	savings in compensation and benefits costs, by reducing the total number of employees of the combined companies.

The PAETEC board of directors considered that the foregoing cost savings estimates by management did not include non-recurring adjustments that the combined company will record in connection with the mergers, and that the estimates were based upon management’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. The board of directors considered the difficulties inherent in successfully integrating the PAETEC and US LEC businesses and the risk that the potential benefits of the business combination might not be realized fully and within the periods expected.

Shared Vision. The PAETEC board of directors considered management’s view that PAETEC and US LEC share a common vision with respect to the importance of delivering superior customer service and promoting employee satisfaction, the future of consolidation in the telecommunications industry, and the present and future effect of the regulation of the telecommunications industry, and that this shared vision should enhance the combined company’s prospects for effectively implementing its integration plan and pursuing its business strategy.

Effect of Public Market for PAETEC Holding Common Stock. The PAETEC board of directors took into account the expectation that a public market will exist for the shares of PAETEC Holding common stock issued in the mergers and that this public market will provide PAETEC stockholders with liquidity of investment and will facilitate the combined company’s ability to complete future acquisitions by offering potential acquisition targets an interest in PAETEC Holding common stock.

Financing and Combined Company Financial Position. The PAETEC board of directors considered the terms and conditions of the $850 million financing commitment obtained by PAETEC and US LEC in connection with their entry into the merger agreement, the proposed application of the proceeds to complete the US LEC preferred stock repurchase and to refinance substantially all of the senior secured indebtedness of the two companies at the closing of the mergers, and the expected financial condition and liquidity prospects of the combined company. PAETEC’s board of directors took into account management’s assessment that the combined company would generate significant operating cash flows that would enable it both to service its indebtedness and to support expansion of its business operations. The board of directors also considered management’s view that the combined company will have a greater borrowing capacity and enhanced financial flexibility.

Opinion of Financial Advisors to PAETEC. The PAETEC board of directors considered the oral opinion of Merrill Lynch delivered on August 10, 2006 to the board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex D-1 to this joint proxy statement/prospectus, that as of the date of that opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch, the PAETEC exchange ratio is fair, from a financial point of view, to the holders of PAETEC common stock.

The PAETEC board of directors also considered the oral opinion of Capitalink delivered on August 10, 2006 to the board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex D-2 to this joint proxy statement/prospectus, that as of the date of that opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Capitalink, the PAETEC exchange ratio was fair, from a financial point of view, to the holders of PAETEC common stock.

Due Diligence. The PAETEC board of directors considered the scope and results of the due diligence investigation conducted by management and PAETEC’s outside advisors with respect to US LEC’s financial condition, results of operations and business, on both a historical and prospective basis.

Tax Treatment of Mergers. The PAETEC board of directors considered the expectation that the mergers would be accomplished on a tax-free basis for federal income tax purposes, other than with respect to cash received in lieu of fractional shares.

Terms and Conditions of the Merger Agreement. The PAETEC board of directors considered the terms and conditions of the merger agreement and the related transaction documents. In its review, the board of directors considered, among other terms and conditions, that the merger consideration would be a fixed number of shares of PAETEC Holding common stock and that an increase in the share price of US LEC common stock before the closing date of the mergers would not reduce the PAETEC exchange ratio, increase the US LEC exchange ratio or provide US LEC with a right to terminate the merger agreement, and that a decrease in the share price of US LEC common stock before the closing date of the mergers would not increase the PAETEC exchange ratio, decrease the US LEC exchange ratio or provide PAETEC with a right to terminate the merger agreement. The board of directors also took into account the conditions to the closing to the mergers and the provisions in the merger agreement that would require PAETEC to pay US LEC a termination fee of $6.0 million plus reimbursement for up to $500,000 for legal expenses if the merger agreement were terminated and the merger were abandoned in specified circumstances.

Other Considerations. The PAETEC board of directors took into account the risks that the expected direct transaction costs of the mergers could be significantly greater than anticipated, that the failure to complete the mergers could negatively affect PAETEC and that, if the mergers are completed, US LEC may have significant unexpected liabilities and contingencies that could adversely affect the business and prospects of the combined company. PAETEC’s board of directors also considered the interests of the directors, executive officers and stockholders of US LEC discussed under “—Interests of US LEC Directors, Executive Officers and Stockholders” and the interests of the directors and executive officers of PAETEC discussed under “—Interests of PAETEC Directors and Executive Officers.”

The foregoing summary of the factors considered by the PAETEC board of directors is not intended to be exhaustive, but is believed to include all material factors considered by it. In view of the variety of factors considered in connection with its evaluation of the mergers, PAETEC’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to these factors. In addition, individual members of PAETEC’s board of directors may have given different weight to different factors.

Fairness Opinions Presented to the PAETEC Board of Directors

Opinion of Merrill Lynch

On August 10, 2006, the board of directors of PAETEC held a meeting with its legal and financial advisors and discussed the negotiated terms of the mergers. At the meeting, Merrill Lynch rendered an oral opinion to the PAETEC board of directors, which it confirmed in writing on the same date, that, as of such date and based upon and subject to certain factors and assumptions, the right for holders of PAETEC common stock to receive for each share of their stock 1.623 shares of PAETEC Holding common stock, which is the “PAETEC exchange ratio,” is fair from a financial point of view to the holders of PAETEC common stock.

The full text of the Merrill Lynch opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is included as Annex D-1 of this joint proxy statement/prospectus and is incorporated herein by reference. The holders of PAETEC common stock are urged to read the opinion in its entirety. The Merrill Lynch opinion is for the use and benefit of the PAETEC board of directors in its evaluation of the mergers and is not intended to confer rights or remedies upon any other entity or persons. The Merrill Lynch opinion does not address the merits of the underlying decision by PAETEC to engage in the mergers, the merits of the mergers as compared to other alternatives potentially available to PAETEC or the relative effects of any alternative transaction in which PAETEC might engage, nor does it constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed PAETEC merger or any matter related thereto. In addition, the Merrill Lynch opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of PAETEC, other than the holders of PAETEC common stock.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to US LEC that it deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of US LEC and PAETEC, as well as the amount and timing of cost savings and related expenses and synergies expected to result from the mergers, referred to as the “expected synergies,” furnished to it by US LEC and PAETEC, respectively;

•	conducted discussions with members of the respective senior managements of US LEC and PAETEC concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the mergers and the expected synergies;

•	reviewed the market prices for US LEC common stock and valuation multiples for US LEC common stock and PAETEC common stock and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	reviewed the results of operations of US LEC and PAETEC and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	compared the proposed financial terms of the mergers with the financial terms of certain other transactions that it deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of US LEC and PAETEC and their financial and legal advisors;

•	reviewed the potential pro forma impact of the mergers;

•	reviewed a draft, dated as of August 9, 2006, of the merger agreement; and

•	reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing the opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of US LEC or PAETEC nor has it been furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of US LEC and PAETEC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of US LEC or PAETEC. With respect to the financial forecast information and the expected synergies furnished to or discussed with Merrill Lynch by US LEC or PAETEC, Merrill Lynch assumed that they had been reasonably prepared and reflected the best then currently available estimates and judgment of US LEC’s management or PAETEC’s management as to the expected future financial performance of US LEC or PAETEC, as the case may be, and the expected synergies. Merrill Lynch further assumed that the mergers would qualify as a tax-free transaction for U.S. federal income tax purposes and that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the mergers, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the mergers. Merrill Lynch did not express any opinion as to the prices at which US LEC common stock would trade following the announcement or at which PAETEC Holding common stock would trade following the completion of the mergers.

In connection with the preparation of the opinion, Merrill Lynch has not been authorized by PAETEC or the PAETEC board of directors to solicit, nor has Merrill Lynch solicited, third-party indications of interest for the acquisition of all or any part of PAETEC.

Financial Analyses of Merrill Lynch

On August 10, 2006, in connection with preparing its opinion for the PAETEC board of directors, Merrill Lynch made a presentation of its financial analyses of the mergers to the PAETEC board of directors.

The following is a summary of the material analyses contained in the presentation that was delivered to the PAETEC board of directors. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch. The presentation that was delivered to the PAETEC board of directors was based upon an estimated exchange ratio of 1.624. Merrill Lynch discussed with the PAETEC board of directors that this estimated exchange ratio could vary from the final negotiated exchange ratio. For purposes of the summary below, the actual PAETEC exchange ratio of 1.623 has been used in the financial analyses, where applicable.

The fact that any specific analysis has been referred to in the summary below and in this joint proxy statement/prospectus does not mean that such analysis was given more weight than any other analysis. In reaching its conclusions, Merrill Lynch arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered and analyses performed by Merrill Lynch in connection with its opinion operated collectively to support its determination as to the fairness of the PAETEC exchange ratio from a financial point of view to the holders of PAETEC common stock. Merrill Lynch did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

In arriving at its opinion, Merrill Lynch made its determination as to the fairness of the PAETEC exchange ratio from a financial point of view to the holders of PAETEC common stock as of the date of its opinion on the basis of its financial and comparative analyses. The following summary is not a complete description of all of the analyses performed and factors considered by Merrill Lynch in connection with its opinion, but rather is a summary of the material financial analyses performed and factors considered by Merrill Lynch. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis. With respect to the analysis of publicly traded companies and the analyses of transactions summarized below, such analyses reflect selected companies and transactions, and not necessarily all companies or transactions, that may be considered relevant in evaluating PAETEC, US LEC or the mergers. In addition, no company or transaction used as a comparison is either identical or directly comparable to PAETEC, US LEC or the mergers. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The estimates of PAETEC’s and US LEC’s future performance provided by PAETEC’s management and US LEC’s management in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PAETEC and US LEC. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies may actually be sold.

The PAETEC exchange ratio was determined through negotiation between PAETEC and US LEC, and the decision to enter into the merger agreement was solely that of PAETEC and the PAETEC board of directors. The opinion of Merrill Lynch was only one of many factors considered by the PAETEC board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the PAETEC board of directors or management with respect to the mergers or the PAETEC exchange ratio.

Value Creation Analysis. Merrill Lynch analyzed the value created by the mergers over a range of trading multiples of estimated fiscal year 2006, or 2006E, EBITDA from 5.0x to 8.5x based on PAETEC’s stand-alone projected share price for PAETEC’s proposed initial public offering, or “IPO”, which was withdrawn in August 2005 due to adverse market conditions, both before any IPO discount and at a 15% discount, as well as the pro forma implied PAETEC and US LEC share prices, both excluding the expected synergies and including $40 million of expected synergies. For purposes of Merrill Lynch’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization as adjusted for add-backs for non-cash stock compensation expenses and one-time charges related to PAETEC’s recent recapitalization. Merrill Lynch calculated that the PAETEC IPO share price, before any IPO discounts, would range from $3.06 to $9.56 and, at a 15% discount, would range from $2.60 to $8.13. By comparison, the implied PAETEC price and implied US LEC share price from the mergers, excluding expected synergies, would range from $0.11 to $8.11 and $0.07 to $4.99, respectively, and the implied PAETEC price and implied US LEC share price from the mergers, including $40 million of expected synergies, would range from $3.34 to $12.58 and $2.06 to $7.75, respectively.

Contribution Analysis. Merrill Lynch analyzed and compared the respective contribution of actual fiscal year 2005, estimated fiscal year 2006, or “2006E,” and estimated fiscal year 2007, or “2007E,” revenue, EBITDA and EBITDA less capital expenditures of PAETEC and US LEC to the combined company following completion of the mergers. In conducting its analysis, Merrill Lynch considered scenarios in which $40 million of expected synergies were included and in which the expected synergies were excluded. Using projections of PAETEC management and US LEC management, Merrill Lynch calculated that, based on their respective EBITDA, PAETEC’s and US LEC’s equity ownership, including $40 million of expected synergies, would equal the following percentages, based on the $3.47 per share price of US LEC common stock as of July 27, 2006 before the media speculation regarding a potential merger, which is referred to as the “pre-merger speculation US LEC share price,” and including a $30 million discount for the outstanding US LEC preferred stock:

EBITDA:	PAETEC	US LEC
Fiscal year 2005 actual	62.5%	37.5%
Fiscal year 2006 estimated	59.7%	40.3%
Fiscal year 2007 estimated	60.8%	39.2%

Premium Paid to US LEC. Merrill Lynch analyzed the valuation impact and implied premium to the holders of US LEC common stock at various valuations based on the following assumptions:

•	PAETEC’s 2006E EBITDA of $90.1 million;

•	the pre-merger speculation US LEC share price;

•	the $4.57 per share price of US LEC common stock as of August 7, 2006, which is referred to as the “post-merger speculation US LEC share price”;

•	a price of $4.35 per share based on the pre-merger speculation US LEC share price, adjusted for a $30 million discount on the US LEC preferred stock; and

•	a price of $5.42 per share based on the post-merger speculation US LEC share price, adjusted for a $30 million discount on the US LEC preferred stock.

The table below sets forth this and other premium information based on various implied equity values and prices per share of US LEC common stock:

Premium to US LEC Price

	Implied US LEC		Status Quo		Adjusted for Preferred
PAETEC Valuation	Equity Value (in millions)	Share Price	Pre-mergers Speculation	Post-mergers Speculation	Pre-mergers Speculation	Post-mergers Speculation
6.5x	$121.9	$3.56	2.6%	(22.1)%	(18.2)%	(34.3)%
7.0x	$144.4	$4.13	19.0%	(9.6)%	(5.0)%	(23.8)%
7.5x	$167.0	$4.70	35.4%	2.8%	8.0%	(13.3)%
8.0x	$189.5	$5.26	51.7%	15.2%	21.0%	(2.8)%
8.5x	$212.0	$5.83	68.0%	27.6%	34.1%	7.6%

Pro Forma Trading Value. Based upon the pre-merger speculation US LEC share price and the PAETEC exchange ratio, Merrill Lynch noted that the implied value of the consideration to be received by holders of PAETEC common stock in the mergers was $5.63 per share as of that date. Based upon the pre-merger speculation US LEC share price, approximately 102.4 million pro forma shares of PAETEC Holding common stock outstanding and approximately $753.9 million of pro forma net debt, Merrill Lynch also noted that the mergers implied a pro forma equity value of $355.3 million and a pro forma enterprise value of $1,109.1 million.

Based upon the post-merger speculation US LEC share price and the PAETEC exchange ratio, Merrill Lynch noted that the implied value of the consideration to be received by holders of PAETEC common stock in the PAETEC merger was $7.42 per share as of that date. Based upon the post-merger speculation US LEC share price, approximately 106.4 million pro forma shares of PAETEC Holding common stock outstanding and approximately $753.9 million of pro forma net debt, Merrill Lynch also noted that the mergers implied a pro forma equity value of $486.4 million and a pro forma enterprise value of $1,240.3 million.

Using PAETEC and US LEC financial forecasts, Merrill Lynch reviewed the implied firm value as a multiple of 2006E and 2007E EBITDA, assuming the expected synergies as if they were fully in place at the time of valuation, or run rate synergies, of $40 million. This analysis indicated that at the pre-merger speculation US LEC share price, the pro forma firm value as a multiple of 2006E EBITDA is 5.8x and the pro forma firm value as a multiple of 2007E EBITDA is 5.1x. This analysis indicated that at the post-merger speculation US LEC share price, the pro forma firm value as a multiple of 2006E EBITDA is 6.5x and the pro forma firm value as a multiple of 2007E EBITDA is 5.7x.

Merrill Lynch analyzed the share price sensitivity of these multiples between a range for pro forma US LEC share prices from $2.00 to $6.00 and a range of implied PAETEC share prices from $3.25 to $9.74. This analysis indicated a range of pro forma firm values from $943.0 million to $1,416.2 million, and a range of implied multiples of 2006E EBITDA, excluding expected synergies, from 6.2x to 9.3x, of 2007E EBITDA, excluding expected synergies, from 5.4x to 8.1x, of 2006E EBITDA, including $40 million of expected synergies, from 4.9x to 7.4x and of 2007E EBITDA, including $40 million of expected synergies, from 4.4x to 6.6x.

Discounted Cash Flow Analysis. Using estimates provided by PAETEC’s management and US LEC’s management, Merrill Lynch performed stand-alone discounted cash flow analyses of PAETEC and of US LEC for the second half of fiscal year 2006 through and including fiscal year 2010. Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods using the discount rates indicated. Unlevered free cash flows are cash flows that, following the satisfaction of PAETEC’s or US LEC’s outstanding liabilities, would be available for distribution to stockholders of PAETEC or US LEC, respectively.

Merrill Lynch based these discounted cash flow analyses upon projections of terminal value EBITDA multiples for fiscal year 2010 ranging from 7.5x to 8.5x in the discounted cash flow analysis of PAETEC, and ranging from 7.5x to 8.5x in the discounted cash flow analysis of US LEC.

In each case, Merrill Lynch applied discount rates reflecting a weighted-average cost of capital based on an analysis of US LEC and other comparable companies, which resulted in a range from 15.0% to 17.0%. After adjusting for assumed net debt of $342 million, Merrill Lynch calculated an implied share price for PAETEC common stock of $7.02 to $9.38 per share, and, after adjusting for assumed net debt of $372 million, Merrill Lynch calculated an implied share price for US LEC common stock of $2.48 to $4.85 per share.

Merrill Lynch used the discounted cash flow methodology to calculate the implied exchange ratio derived from the relative range of value for PAETEC and US LEC, by dividing each per share value within the discounted cash flow analysis range for PAETEC common stock by the corresponding discounted cash flow analysis range for US LEC common stock. This analysis yielded a range of exchange ratios from 1.446 to 3.777, excluding expected synergies, as compared to the PAETEC exchange ratio of 1.623. Adjusted for $40 million of expected synergies, the lower bound of the range decreased to 0.911.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuations derived from the discounted cash flow analyses are not necessarily indicative of PAETEC’s or US LEC’s present or future value or results.

Public Comparables Analysis. Using publicly available information and estimates of future financial results published by Wall Street equity research analysts, Merrill Lynch compared financial and operating information and ratios for US LEC and PAETEC with the corresponding financial and operating information for a group of publicly traded companies carrying on a significant portion of their business in the telecommunications industries and that Merrill Lynch deemed to be reasonably comparable to US LEC and PAETEC. For the purpose of its analyses, Merrill Lynch reviewed the following companies as the primary comparable companies to US LEC and PAETEC:

Comparable Companies

Cbeyond, Inc.

Cogent Communications Group, Inc.

Eschelon Telecom, Inc. (pro forma for the acquisition of Mountain Telecommunications, Inc.)

ITC^DeltaCom, Inc.

Talk America Holdings, Inc.

Time Warner Telecom Inc. (pro forma for the acquisition of Xspedius Communications LLC)

XO Communications, Inc.

Merrill Lynch prepared its public comparables analysis based on the pre-merger speculation US LEC share price as well as on the post-merger speculation US LEC share price. Merrill Lynch reviewed the following multiples and rates using closing stock prices as of August 7, 2006:

•	firm value as a multiple of 2006E and 2007E revenue;

•	firm value as a multiple of 2006E and 2007E EBITDA;

•	firm value as a multiple of 2006E EBITDA minus capital expenditures;

•	estimated compound annual growth rates from fiscal years 2006 to 2009 of revenues; and

•	estimated compound annual growth rates from fiscal years 2006 to 2009 of EBITDA.

Based upon the analysis of the publicly traded comparables, Merrill Lynch assumed a 2006E EBITDA multiple range of 7.5x to 8.5x for both US LEC and PAETEC and calculated an implied share value for US LEC common stock of $2.74 to $4.38 per share and an implied share value for PAETEC common stock of $7.60 to $9.36 per share.

Merrill Lynch used the public comparables methodology to calculate the implied exchange ratio derived from the relative ranges of value for PAETEC and US LEC, by dividing each per share value within the public comparables analysis range for PAETEC common stock by the corresponding public comparables analysis range for US LEC common stock. This analysis yielded a range of exchange ratios from 1.734 to 3.413, excluding expected synergies, as compared to the PAETEC exchange ratio of 1.623. Adjusted for $40 million of expected synergies, the lower bound of the range decreased to 1.017.

Acquisition Comparables Analysis. Merrill Lynch reviewed prices paid in 12 acquisitions that were announced from January 26, 2006 to July 27, 2006, which it judged to be reasonably comparable to the mergers. Merrill Lynch considered the following precedent transactions for this analysis:

Acquiror/Target

Time Warner Telecom Inc./Xspedius Communications LLC

Eschelon Telecom, Inc./Mountain Telecommunications, Inc.

Broadview Networks, Inc./ATX Communications, Inc.

Level 3 Communications, Inc./Looking Glass Networks, Inc.

Qwest Communications International Inc./OnFiber Communications, Inc.

U.S. TelePacific Corp./Mpower Holding Corp.

Level 3 Communications, Inc./TelCove, Inc.

Level 3 Communications, Inc./ICG Communications, Inc.

Choice One Communications, Inc. and CTC Communications Corp./Conversent Communications, LLC

Choice One Communications, Inc./CTC Communications Corp.

Integra Telecom, Inc./Electric Lightwave, Inc.

Eschelon Telecom, Inc./Oregon Telecom, Inc.

Based upon a 2006E EBITDA multiple range of 8.0x to 9.0x based on the acquisition comparables, Merrill Lynch calculated an implied reference range for US LEC common stock of $3.57 to $5.17 per share. Based on a 2006E EBITDA multiple range of 7.5x to 8.5x based on the acquisition comparables, Merrill Lynch calculated an implied reference range for PAETEC common stock of $7.60 to $9.36 per share.

Merrill Lynch used the acquisition comparables methodology to calculate the implied exchange ratio derived from the relative ranges of value for PAETEC and US LEC, by dividing each per share value within the acquisition comparables analysis range for PAETEC common stock by the corresponding acquisition comparables analysis range for US LEC common stock. This analysis yielded a range of exchange ratios from 1.472 to 2.617, excluding expected synergies, as compared to the PAETEC exchange ratio of 1.623. Adjusted for $40 million of expected synergies, the lower bound of the range decreased to 0.939.

Expected Synergies Analysis. The management of PAETEC and the management of US LEC have developed an analysis of the expected synergies. PAETEC and US LEC have announced that they expect that the combined company will realize by fiscal year 2008 $40 million of run rate synergies resulting from the mergers.

Miscellaneous. Merrill Lynch is acting as financial advisor to the PAETEC board of directors in connection with the mergers. Under the terms of its engagement, PAETEC has agreed to pay Merrill Lynch a fee for its financial advisory services, including its opinion discussed above. PAETEC will pay for the entire amount of the fee upon completion of the mergers. PAETEC has also agreed to reimburse Merrill Lynch for expenses reasonably incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons for various liabilities related to or arising out of its engagement, including liabilities arising under the federal securities laws.

Merrill Lynch together with other parties has provided a financing commitment to PAETEC and US LEC in connection with the US LEC preferred stock repurchase and the refinancing of existing PAETEC and US LEC senior secured indebtedness upon the completion of the mergers, some of which funds are expected to be used to repay existing loans made by Merrill Lynch to PAETEC. In connection with such financing, Merrill Lynch will be paid customary fees by PAETEC and US LEC. Regardless of whether the financing is completed, PAETEC has agreed to reimburse Merrill Lynch for reasonable fees and disbursements of Merrill Lynch’s counsel and all of Merrill Lynch’s reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of Merrill Lynch in connection with the financing commitment. PAETEC also has agreed to indemnify Merrill Lynch and specified related persons to the full extent lawful against specified liabilities arising out of the financing commitment.

Merrill Lynch currently provides and, in the past, has from time to time provided investment banking, commercial banking and other financial services to PAETEC or its affiliates for which it will receive or has received fees and other payments, including serving as joint-lead arranger/bookrunner for PAETEC’s leveraged recapitalization, advising with regard to interest rate hedging and serving as an advisor on PAETEC’s withdrawn initial public offering in 2005. In the ordinary course of business, Merrill Lynch may actively trade US LEC common stock and other securities of US LEC, as well as bank debt of PAETEC, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Capitalink

Capitalink made a presentation to PAETEC’S board of directors on August 10, 2006 and subsequently delivered its written opinion to the board of directors, which stated that, as of August 10, 2006, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the PAETEC exchange ratio was fair, from a financial point of view, to PAETEC’s stockholders. The financial terms, including the PAETEC exchange ratio, and other terms of the mergers were determined pursuant to negotiations between PAETEC, US LEC and each of their respective financial advisors, and not pursuant to recommendations of Capitalink. The full text of the written opinion of Capitalink is attached as Annex D-2 and is incorporated by reference into this joint proxy statement/prospectus.

You are urged to read the Capitalink opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Capitalink in rendering its opinion. The summary of the Capitalink opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The Capitalink opinion is for the use and benefit of the board of directors of PAETEC in connection with its consideration of the mergers and is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the PAETEC merger. Capitalink was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the mergers as compared to any alternative business strategy that might exist for PAETEC, the decision on whether PAETEC should complete the PAETEC merger, and other alternatives to the mergers that might exist for PAETEC. Capitalink does not express any opinion as to the underlying valuation or future performance of PAETEC, US LEC or PAETEC Holding or the price at which either PAETEC Holding or US LEC’s securities might trade at any time in the future.

In arriving at its opinion, Capitalink took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	reviewed the draft, dated as of August 9, 2006, of the merger agreement;

•	reviewed publicly available financial statements and other business and financial information relating to US LEC that Capitalink deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2006;

•	reviewed non-public financial statements and financial information relating to US LEC that Capitalink deemed relevant, including the interim financial statements for the six months ended June 30, 2006;

•	reviewed non-public financial statements and other business and financial information relating to PAETEC that Capitalink deemed relevant, including audited financial statements for the years ended December 31, 2000 through December 31, 2005 and unaudited financial statements for the six months ended June 30, 2006;

•	reviewed specified financial projections of PAETEC and US LEC, as prepared by PAETEC and US LEC management, respectively, and the amount and timing of the expected synergies provided by the management of PAETEC and US LEC;

•	reviewed the relative valuation multiples and equity values implied by the PAETEC exchange ratio;

•	reviewed and compared the implied value of one PAETEC share before and after the mergers;

•	considered the historical financial results and present financial condition of PAETEC and US LEC;

•	reviewed and compared the trading of, and the trading market for, the US LEC common stock with the securities of certain publicly traded companies that Capitalink deemed relevant and two market indices;

•	reviewed and analyzed PAETEC’s and US LEC’s respective projected unlevered free cash flows and prepared a discounted cash flow analysis;

•	reviewed and analyzed financial characteristics of comparable publicly-traded companies that Capitalink deemed relevant;

•	reviewed and analyzed the financial terms, to the extent publicly available, of certain comparable transactions that Capitalink deemed relevant;

•	reviewed the premium implied by the PAETEC exchange ratio and reviewed and analyzed the premiums paid in specified other transactions;

•	discussed the strategic rationale for the mergers with senior executives of PAETEC;

•	reviewed and discussed with senior management and representatives of PAETEC specified financial and operating information furnished by PAETEC and US LEC, including financial forecasts and analyses, with respect to PAETEC’s and US LEC’s business and operations and the expected synergies; and

•	performed such other analyses and examinations as Capitalink deemed appropriate.

In arriving at its opinion, Capitalink relied upon and assumed the accuracy and completeness of all of the financial and other information that it used without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of PAETEC management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information, projections and expected synergies used, Capitalink assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make its analysis and form an opinion. Capitalink did not evaluate the solvency or fair value of PAETEC, US LEC or PAETEC Holding under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Capitalink did not make a physical inspection of the properties and facilities of PAETEC or US LEC and did not make or obtain any evaluations or appraisals of the assets and liabilities, contingent or otherwise, of PAETEC and US LEC. In addition, Capitalink did not attempt to confirm whether PAETEC and US LEC had good title to their respective assets.

Capitalink assumed that the mergers would be completed in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Capitalink assumed that the mergers will be completed substantially in accordance with the terms set forth in the merger agreement, without any further amendments thereto, and without waiver by PAETEC of any of the conditions to any obligations, or, in the alternative, that any such amendments will not be detrimental to PAETEC or its stockholders in any material respect. Capitalink further assumed that, for

U.S. federal income tax purposes, the PAETEC merger, together with the US LEC merger, will qualify as an integrated series of transfers under Section 351 of the Internal Revenue Code and that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

Capitalink’s analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, August 10, 2006. Accordingly, although subsequent developments may affect its opinion, Capitalink did not assume any obligation to update, review or reaffirm its opinion. Capitalink assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the mergers, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the mergers.

Financial Analyses of Capitalink

In connection with rendering its opinion, Capitalink performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Capitalink was carried out to provide a different perspective on the mergers, and to enhance the total mix of information available. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the PAETEC exchange ratio to PAETEC’s stockholders. Further, the summary of Capitalink’s analyses described below is not a complete description of the analyses underlying Capitalink’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capitalink made qualitative judgments as to the relevance of each analysis and factor that it considered. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Capitalink’s view of the value of PAETEC’s assets. The estimates contained in Capitalink’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Capitalink’s analyses and estimates are inherently subject to substantial uncertainty. Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

The analyses performed were prepared solely as part of Capitalink’s analysis of the fairness, from a financial point of view, of the PAETEC exchange ratio to PAETEC’s stockholders, and were provided to the PAETEC board of directors in connection with the delivery of Capitalink’s opinion. The opinion of Capitalink was just one of the many factors taken into account by the PAETEC board of directors in making its determination to approve the PAETEC merger, including those described elsewhere in this joint proxy statement/prospectus.

Implied Multiple Review. Using the PAETEC exchange ratio, Capitalink calculated and reviewed the implied market value and enterprise values for each of PAETEC and US LEC to determine the implied 2006 and 2007 EBITDA multiples for each company based on a range of prices for the US LEC common stock. For purposes of Capitalink’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, as adjusted for add-backs for non-cash stock compensation expenses and one-time charges related to PAETEC’s withdrawn initial public offering of PAETEC common stock and its recent recapitalization. The stock prices used ranged from $3.47, which was the closing sale price of the US LEC common stock as of July 27, 2006, the trading day immediately preceding significant movement in the price of US LEC common stock and message board speculation regarding a possible transaction, and $4.43, which was the closing sale price of the US LEC common stock on August 4, 2006. The $3.47 stock price is referred to as the “unaffected stock price” and the $4.43 stock price is referred to as the “latest stock price.” Capitalink also calculated these multiples assuming the US LEC equity value reflects the benefit from the proposed preferred stock discount in the US LEC preferred stock repurchase. Based on the calculations, Capitalink noted that using the unaffected stock price of $3.47, the EBITDA multiples implied by the PAETEC exchange ratio were:

	2006 EBITDA/Enterprise Value (“EV”)	2007 EBITDA/EV
US LEC	8.4x	7.3x
PAETEC	7.1x	6.1x

Using the latest stock price of $4.43, the EBITDA multiples implied by the PAETEC exchange ratio were:

	2006 EBITDA/EV	2007 EBITDA/EV
US LEC	9.0x	7.9x
PAETEC	7.9x	6.8x

For purposes of Capitalink’s analyses, “enterprise value” means equity value plus all interest-bearing debt less cash.

Equity Value Discount Review. As PAETEC is a private company, generally accepted valuation practice assumes that it may be discounted to account for the lack of marketability of PAETEC’s common stock. Assuming PAETEC was valued at US LEC’s trading multiples, Capitalink determined the equity value discounts to PAETEC’s equity value implied by the PAETEC exchange ratio, and compared them with the marketability discounts observed in restricted stock studies in U.S. stock markets. Based on the unaffected stock price of $3.47, the implied equity value discount was as follows:

•	28.3% based on the 2006 EBITDA/EV multiple.

•	30.3% based on the 2007 EBITDA/EV multiple.

Based on the latest stock price of $4.43, the implied equity value discount was as follows:

•	20.5% based on the 2006 EBITDA/EV multiple.

•	22.6% based on the 2007 EBITDA/EV multiple.

Capitalink calculated the implied marketability discounts using the FMV Restricted Stock Study published by FMV Opinions, Inc., an independent third party, which presents information concerning transactions from July 1990 to March 2005. Capitalink noted that the mean and median discount for marketability for this study was 21.0% and 19.0%, respectively.

Capitalink noted that PAETEC’s equity value discount was within the range of the marketability studies using the latest stock price, and slightly above the range of the marketability studies using the unaffected stock price. Capitalink believes that these ranges are reasonable given the higher historical and projected EBITDA growth rates for US LEC relative to PAETEC.

Comparable Company Analysis. A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to PAETEC with respect to business and revenue model, operating sector, size and target customer base.

Capitalink identified the following nine companies that it deemed comparable to PAETEC with respect to their industry sector and operating model:

Time Warner Telecom, Inc.

XO Holdings, Inc.

Commonwealth Telephone Enterprises

Cogent Communications Group, Inc.

US LEC

Cbeyond, Inc.

ITC^DeltaCom Inc.

Eschelon Telecom, Inc.

Talk America Holdings, Inc.

Capitalink noted the following with respect to the foregoing comparable companies:

•	PAETEC generated revenues just above the mean of the comparable companies of approximately $490.0 million.

•	Five of the comparable companies are more profitable than PAETEC, with last twelve months, or “LTM,” EBITDA margins ranging from approximately 2.5% to approximately 50.6% with a mean of 18.4%. The LTM EBITDA margin for PAETEC was approximately 16.1%.

•	Historical and projected revenue growth for PAETEC was in line with the mean of the comparable companies.

•	PAETEC’s historical and projected EBITDA growth is below the mean of the comparable companies. PAETEC’s last fiscal year growth was approximately 11.8%, compared with a mean of 17.1% for the comparable companies. PAETEC’s 2007 projected EBITDA growth was approximately 16.4%, compared to a mean of 27.5% for the comparable companies.

•	PAETEC’s historical EBITDA margins are higher than the mean of the comparable companies, but the projected EBITDA margins are lower than the mean of the comparable companies.

Capitalink’s analysis generated the following multiples for the comparable companies, which Capitalink compared to the PAETEC multiples implied by the PAETEC exchange ratio:

	2006 EBITDA/EV		2007 EBITDA/EV
High	21.7	x	12.9	x
Mean	10.4	x	7.8	x
Median	8.4	x	7.2	x
Low	3.0	x	2.8	x

PAETEC (unaffected stock price)	7.1	x	6.1	x
PAETEC (latest stock price)	7.9	x	6.8	x

Capitalink noted that the implied multiple ranges for PAETEC were just below the median of the comparable companies. Capitalink believes the slightly lower EBITDA multiples are reasonable based on PAETEC’s lower historical and projected EBITDA growth.

None of the comparable companies has characteristics identical to PAETEC. An analysis of publicly traded comparable companies is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Comparable Transaction Analysis. A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to PAETEC.

The comparable transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer, so that a strategic buyer may be willing to pay more than a financial buyer, in addition to the potential differences in the transaction process, such as differences arising from competitiveness among potential buyers.

Capitalink identified the following 16 transactions announced since July 2004 involving target companies similar to PAETEC and for which detailed financial information was available:

Target	Acquiror
Xspedius Communications	Time Warner Telecom
Mountain Telecom, Inc.	Eschelon Telecom, Inc.
Hector Comm. Corp.	Blue Earth, Arvig, ULM Tel.
Inter-Tel, Inc.	Vector Capital
OnFiber	Qwest Communications
Mpower Holding Corp.	US TelePacific
TelCove	Level 3 Communications, Inc.
ICG Communications	Level 3 Communications, Inc.
Oregon Telecom, Inc.	Eschelon Telecom, Inc.
ezTel Network Services, Inc.	Cell Wireless Corp.
Alltel Corp. (Wireline Business)	Valor Communications Group
Network Telephone Corp.	Talk America Holdings, Inc.
LDMI Telecommunications, Inc.	Talk America Holdings, Inc.
NTELOS Holdings Corp.	Citigroup Venture/Quad-C
Cypress Communications	Arcapita, Inc.
Teligent, Inc.	First Avenue Networks

Based on the information disclosed with respect to the targets in the each of the comparable transactions, Capitalink’s analysis generated the following LTM EBITDA/enterprise value multiples for the comparable transactions, which Capitalink compared to the PAETEC multiples implied by the PAETEC exchange ratio:

LTM EBITDA/EV
High	12.4x
Mean	7.3x
Median	6.7x
Low	3.3x

PAETEC (unaffected stock price)	6.5x
PAETEC (latest stock price)	7.1x

Capitalink noted that the implied LTM EBITDA multiple range for PAETEC was consistent with the mean and median of the comparable transactions.

None of the target companies in the comparable transactions has characteristics identical to PAETEC. Accordingly, an analysis of comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the comparable transactions and other factors that could affect the respective acquisition values.

Impact of the Mergers on PAETEC Equity Value. Capitalink calculated a range of current indicated equity values per share for PAETEC common stock based on a number of different valuation analyses, and then compared these value ranges to the implied equity value per share of PAETEC Holding common stock after the mergers. Capitalink performed this calculation by determining the indicated equity value range per share of PAETEC common stock and multiplying it by the PAETEC exchange ratio.

The valuation analyses used include the discounted cash flow analysis, comparable companies analysis and comparable transactions analysis discussed above.

Based on each of the analyses, the indicated equity value range per PAETEC share are as follows:

Indicated Equity Value Range Per PAETEC Share
Analysis	Before Mergers	After Mergers (No Synergies)	After Mergers (With Synergies)
Discounted cash flow	$5.90 - $8.20	$6.75 - $10.25	$10.20 - $14.25

Comparable companies	$5.45 - $7.10	$6.20 - $ 8.55	$ 9.10 - $11.95

Comparable transactions	$5.20 - $6.85	$5.45 - $ 7.80	$ 8.45 - $11.15

Capitalink noted that, based on each of the analyses, as described below, the mergers provided PAETEC stockholders greater value than their ownership interest in PAETEC on a standalone basis before the mergers.

Discounted Cash Flow Analysis. Using projections provided by PAETEC management, Capitalink determined the indicated equity value range per share of PAETEC based on the following assumptions:

•	Discount rates ranging from 14.0% and 16.0%.

•	A range of terminal EBITDA/EV multiples of between 6.5x and 7.5x.

•	Net debt of approximately $341.9 million.

•	Approximately 42.1 million shares of PAETEC common stock outstanding on a fully diluted basis.

Based on these assumptions, Capitalink determined the indicated equity value range per share of PAETEC common stock to range from approximately $5.90 to approximately $8.20.

Using two sets of projections provided by PAETEC management and US LEC management, one of which assumed net synergies of $25.0 million in 2007 and $42.0 million in 2008 to 2010, and the other of which excluded synergies, Capitalink determined the indicated equity value range of PAETEC Holding per share of PAETEC common stock, based on the following assumptions:

•	Discount rates ranging from 14.0% and 16.0%.

•	A range of terminal EBITDA/EV multiples of between 7.0x and 8.0x.

•	Net debt of approximately $753.9 million.

•	Approximately 102.3 million shares of PAETEC Holding common stock outstanding on a fully diluted basis.

•	The PAETEC exchange ratio.

Based on these assumptions, Capitalink determined the indicated equity value range of PAETEC Holding per share of PAETEC common stock to range from approximately $6.75 to $10.25 with no synergies, and from approximately $10.20 to $14.25 with synergies.

Comparable Company Analysis. Based on the review of the comparable companies presented above, Capitalink selected a range of 2006 EBITDA multiples to determine the indicated equity value per share range of PAETEC based on the following assumptions:

•	2006 EBITDA/EV multiple of 7.0x to 8.0x.

•	Net debt of approximately $341.9 million.

•	Approximately 42.1 million shares of PAETEC common stock outstanding on a fully diluted basis.

Based on these assumptions, Capitalink determined the indicated equity value range per share of PAETEC common stock to range from approximately $5.45 to approximately $7.10.

Capitalink then selected a range of 2006 EBITDA multiples for PAETEC Holding to determine the indicated equity value range of PAETEC Holding per share of PAETEC common stock based on the following assumptions:

•	2006 EBITDA of $152.1 million and pro forma 2006 EBITDA of $177.1 million, assuming $25.0 million of synergies in the first year after the mergers.

•	2006 EBITDA/EV multiple of 7.5x to 8.5x.

•	Net debt of approximately $753.9 million.

•	Approximately 102.3 million shares of PAETEC Holding common stock outstanding on a fully diluted basis.

•	The PAETEC exchange ratio.

Based on these assumptions, Capitalink determined the indicated equity value range of PAETEC Holding per share of PAETEC common stock to range from approximately $6.20 to $8.55 with no synergies, and from approximately $9.10 to $11.95 with synergies.

Comparable Transactions Analysis. Based on the review of the comparable transactions presented above, Capitalink selected a range of LTM EBITDA multiples for PAETEC to determine the indicated equity value range per share of PAETEC common stock based on the following assumptions:

•	LTM EBITDA/EV multiple of 7.0x to 8.0x.

•	Net debt of approximately $341.9 million.

•	Approximately 42.1 million shares of PAETEC common stock outstanding on a fully diluted basis.

Capitalink determined the indicated equity value range per share of PAETEC common stock to range from approximately $5.20 to approximately $6.85.

Capitalink then selected a range of LTM EBITDA multiples for PAETEC Holding to determine the indicated equity value range of PAETEC Holding per share of PAETEC common stock based on the following assumptions:

•	LTM EBITDA of $146.4 million.

•	LTM EBITDA multiple of 7.5 to 8.5 times.

•	Net debt of approximately $753.9 million.

•	Approximately 102.3 million shares of PAETEC Holding common stock outstanding on a fully diluted basis.

•	The PAETEC exchange ratio of 1.623.

Based on these assumptions, Capitalink determined the indicated equity value range of PAETEC Holding per share of PAETEC common stock to range from approximately $5.45 to $7.80 with no synergies, and from approximately $8.45 to $11.15 with synergies of $25.0 million.

Based on the information and analyses set forth above, Capitalink delivered its written opinion to PAETEC’s board of directors, which stated that, as of August 10, 2006, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the PAETEC exchange ratio is fair, from a financial point of view, to PAETEC’S stockholders.

Miscellaneous. Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. PAETEC determined to use the services of Capitalink because it is a recognized investment banking firm that has substantial experience in similar matters. Capitalink received a fee of $200,000 in connection with the preparation and issuance of its opinion following delivery of the opinion. In addition, PAETEC has agreed to reimburse Capitalink for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Capitalink for certain liabilities that may arise out of the rendering of its opinion. Capitalink does not beneficially own any interest in either PAETEC or US LEC. Capitalink has previously acted as financial advisor and issued fairness opinions to PAETEC’s transaction committee of its board of directors in connection with PAETEC’s withdrawn initial public offering in 2005 and completed recapitalization in 2006. In connection with the foregoing services, Capitalink has received total fees of $192,500. Other than the foregoing, Capitalink has not provided any other services to PAETEC or US LEC.

Interests of PAETEC’s Directors and Executive Officers in the Mergers

The directors and executive officers of PAETEC have interests in the mergers that are different from, or in addition to, the interests generally of PAETEC’s stockholders.

Executive Officer Positions With PAETEC Holding

The merger agreement provides that some of PAETEC’s executive officers will serve as executive officers of PAETEC Holding after the closing of the mergers.

Arunas A. Chesonis, who is currently PAETEC’s Chairman, President and Chief Executive Officer, will serve after the closing of the mergers as PAETEC Holding’s Chief Executive Officer.

Keith M. Wilson, who is currently PAETEC’s Executive Vice President and Chief Financial Officer, will serve after the closing of the mergers as PAETEC Holding’s Executive Vice President and Chief Financial Officer.

Edward J. Butler, Jr., who is currently PAETEC’s Executive Vice President and Chief Operating Officer, will serve after the closing of the mergers as PAETEC Holding’s Executive Vice President and Chief Operating Officer.

Director Positions With PAETEC Holding

As provided in the merger agreement, at the completion of the mergers, the PAETEC Holding board of directors will be composed of six PAETEC designees and three US LEC designees. PAETEC has designated all five of the current members of its board of directors, including Mr. Chesonis and Mr. Wilson, for appointment of PAETEC Holding board of directors. Mr. Chesonis, who currently serves as the Chairman, President and Chief Executive Officer of PAETEC, will become the Chairman of PAETEC Holding.

Change of Control Cash Payments

Under their employment agreements with PAETEC, each of the following executive officers of PAETEC may become entitled to severance payments in cash if their employment is terminated following completion of the mergers. Assuming completion of the merger transactions and termination of their employment in the manner specified below, and based on their compensation for 2006, it is estimated that each executive officer would be entitled to receive total cash severance payments in the amount set forth beside the executive officer’s name in the following table.

Name	Title	Cash Payments($)
Arunas A. Chesonis	Chairman and Chief Executive Officer	$2,500,000

Keith M. Wilson	Chief Financial Officer	$1,650,000

Joseph D. Ambersley	President, Strategic Development	$1,104,000

Timothy J. Bancroft	Executive Vice President and Treasurer	$1,008,000

Edward J. Butler, Jr.	Chief Operating Officer	$1,650,000

Richard J. Padulo	Executive Vice President	$1,008,000

Daniel J. Venuti	Executive Vice President, Secretary and General Counsel	$1,200,000

Chris Bantoft	President, Alternate Channels	$1,200,000

John P. Baron	Chief Marketing and Training Officer	$1,200,000

Jeffrey L. Burke	Executive Vice President	$1,200,000

Mario DeRiggi	Executive Vice President	$1,104,000

Sharon LaMantia	Executive Vice President	$1,008,000

Under the employment agreements, if the employment of any of the executive officers is terminated at any time within one year following the closing of the mergers, other than for cause as defined in the agreements, the executive officer will be entitled to severance payments for each of the two years after termination of employment in an amount equal to two times the highest annualized base salary paid to the executive officer at any time during the one-year period ending immediately before the employment termination date. In such a termination, as in the case of other specified terminations, each executive officer also will be entitled to continued eligibility for participation in specified company benefit and health programs for a period of two years and to a payment during each of the two years after termination of an amount equal to the greater of 40% of the highest annualized base salary described above or the maximum amount that the executive officer would have been eligible to receive under the company’s bonus plan for that year if the bonus year had been completed and all applicable bonus targets had been exceeded at the highest levels. The two-year period following termination will count as two years of service for purposes of calculating the vested portion of any stock options or restricted stock units held by the executive officer. The severance compensation would be payable in accordance with the company’s regular payroll schedule.

Before PAETEC executed the merger agreement, the executive officers agreed to amend the provision of their employment agreements that would have entitled them to the foregoing severance benefits if the executive officer had voluntarily resigned within 90 days following the closing of the mergers.

Equity Compensation Awards

Upon completion of the mergers, each option exercisable for PAETEC common stock and each restricted stock unit for PAETEC common stock, including the options and restricted stock units held by executive officers and directors of PAETEC, will be converted into an option or restricted stock unit, as applicable, relating to PAETEC Holding common stock on the same terms and conditions applicable to the original PAETEC option or restricted stock unit, including vesting provisions without any acceleration thereof. Each assumed PAETEC stock option will be exercisable for the number of shares subject to the PAETEC stock option at the effective time of the mergers multiplied by the PAETEC exchange ratio, rounded down to the nearest whole share, and the exercise price of the assumed PAETEC stock option will be equal to the exercise price of the PAETEC stock option at the effective time of the mergers divided by the PAETEC exchange ratio, rounded up to the nearest whole cent. Each assumed PAETEC restricted stock unit will be converted into a restricted stock unit for the number of shares subject to the PAETEC restricted stock unit at the effective time of the mergers multiplied by the PAETEC exchange ratio, rounded down to the nearest whole share.

On August 10, 2006, the PAETEC board of directors approved the issuance of restricted stock units to the executive officers and directors of PAETEC for the number of shares of PAETEC common stock set forth opposite the name of each executive officer and director in the following table. All of the shares subject to these restricted stock units, which will be assumed by PAETEC Holding upon completion of the mergers as described above, will vest on the fourth anniversary of the date of grant, but only if the mergers are completed:

Executive Officers	Shares of PAETEC Common Stock Subject to RSUs (#)
Edward J. Butler, Jr.	130,000

Keith M. Wilson	110,000

Chris Bantoft	80,000

Jeffrey L. Burke	40,000

Mario DeRiggi	23,000

John P. Baron	23,000

Joseph D. Ambersley	14,000

Daniel J. Venuti	14,000

Richard J. Padulo	14,000

Timothy J. Bancroft	14,000

Sharon LaMantia	14,000

Directors
James A. Kofalt	22,292

William R. McDermott	18,542

As of August 11, 2006, after giving effect to the foregoing awards of restricted stock units, the executive officers and directors of PAETEC held options exercisable for 4,184,195 shares of PAETEC common stock and restricted stock units for 4,552,834 shares of PAETEC common stock.

Under the merger agreement, PAETEC is permitted, from the time of execution of the merger agreement until the effective time of the mergers, to issue options to purchase up to an aggregate of 500,000 shares of PAETEC common stock, provided that the exercise price per share of any of these stock options may not be less than 100% of the fair market value of a share of PAETEC common stock on the date of grant of the option.

Directors and executive officers of PAETEC do not hold any of the outstanding warrants to purchase PAETEC common stock that will be assumed under the merger agreement.

Registration Rights

At the effective time of the mergers, PAETEC Holding, some principal PAETEC stockholders and some principal US LEC securityholders will become parties to a registration rights agreement under which those stockholders will be entitled, subject to limitations and qualifications, to demand and piggy-back registration rights with respect to the PAETEC Holding common stock owned by such stockholders from time to time. Mr. Chesonis, Madison Dearborn and Blackstone will be entitled to registration rights under the registration rights agreement. For information concerning the principal terms of the registration rights agreement, see “Other Agreements and Arrangements—Registration Rights Agreement.”

Director and Officer Indemnification and Insurance

The merger agreement provides that, for at least six years after the effective time of the mergers, PAETEC Holding will indemnify and hold harmless the present and former officers and directors of PAETEC for acts or omissions occurring at or before the effective time of the mergers to the fullest extent permitted by Delaware law or any other applicable laws and as provided in the organizational documents of PAETEC Holding. PAETEC Holding generally has agreed to provide officers’ and directors’ liability insurance with a term of six years to cover acts or omissions occurring before the effective time of the mergers for any person currently covered by PAETEC’s officers’ and directors’ liability insurance policy on terms at least as favorable as such insurance maintained by PAETEC on the date of the merger agreement. For additional information concerning the indemnification and insurance arrangements, see “—Indemnification and Insurance.”

Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers

US LEC’s board of directors believes that the US LEC merger is fair to, and in the best interests of, US LEC and US LEC’s stockholders. Accordingly, US LEC’s board of directors has unanimously approved the merger agreement and unanimously recommends that US LEC’s stockholders vote “FOR” approval of adoption of the merger agreement and approval of the US LEC merger.

In reaching its decision to approve the merger agreement, the US LEC board of directors, with the assistance of US LEC’s financial and legal advisors, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described above. The following were the material factors that the US LEC board of directors considered in determining to approve the merger agreement and the US LEC preferred stock repurchase agreement:

Strategic Benefits in Consolidating Industry. The US LEC board of directors considered recent trends in the telecommunications industry, particularly the trend toward consolidation, and management’s view that US LEC’s combination with PAETEC would further US LEC’s strategic objective of supplementing its internal growth with a program of selective acquisitions that it believes will enable it to expand into new markets, capture additional market share and provide new services. US LEC’s board took into account the prospect that the combination with PAETEC would strengthen US LEC’s competitive position by broadening the geographic scope of its operations and by expanding its portfolio of product offerings. In this regard, the board of directors considered management’s assessment that the proposed business combination would create one of the strongest competitive communications providers in the Eastern United States and in other major markets and would:

•	provide the combined company with a presence in 52 of the top 100 metropolitan statistical areas, or MSAs, in the United States;

•	increase the total number of enterprise customers served from approximately 28,000 customers served by US LEC at June 30, 2006 to more than 45,000 enterprise customers served by the combined company;

•	broaden the company’s product offerings by combining US LEC’s data and data center products with PAETEC’s “Equipment for Services,” software applications and resale products;

•	enhance customer service capabilities by providing the combined company with additional network diversity, multiple network operating centers and multiple data centers;

•	almost double the number of installed access lines from approximately 1,000,000 access lines maintained by US LEC at June 30, 2006 to more than 2,100,000 total access lines; and

•	increase the number of digital T1 transmission lines from approximately 45,000 lines maintained by US LEC at June 30, 2006 to approximately 90,000 total digital T1 transmission lines.

The US LEC board of directors took into account management’s view that market penetration by the combined company would be facilitated by the overlap in geographic areas and types of customers, which are principally medium-sized and large businesses and institutions, served by US LEC and PAETEC and by the integrated delivery of complementary voice and data communications services.

The US LEC board of directors considered management’s view that the improved asset infrastructure, financial resources and position of the combined company in particular markets in the Eastern United States, including New York, Pennsylvania, Virginia and Florida, would enhance the combined company’s ability to exploit cross-selling revenue opportunities and pursue acquisitions of additional businesses.

Potential Cost Savings. The US LEC board of directors considered the operating efficiencies and cost savings that management expects would result from the combination of the US LEC and PAETEC businesses. US LEC’s board considered management’s estimates that the mergers would create opportunities for the following cost savings:

•	annualized cost savings of approximately $25 million in the first twelve months following the mergers; and

•	annualized cost savings of approximately $40 million beginning in 2008.

The US LEC board of directors took into account management’s expectation that the combined company would be able to realize the following types of cost savings:

•	savings in cost of sales, by increasing the use of switches and network assets and eliminating duplicative network costs;

•	savings in selling, general and administrative expenses, by eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs; and

•	savings in compensation and benefits costs, by reducing the total number of employees of the combined companies.

The US LEC board of directors considered that the foregoing cost savings estimates by management did not include non-recurring adjustments that the combined company will record in connection with the mergers, and that the estimates were based upon management’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. The board of directors considered the difficulties inherent in successfully integrating the US LEC and PAETEC businesses and the risk that the potential benefits of the business combination might not be realized fully and within the periods expected.

Shared Vision. The US LEC board of directors considered management’s view that US LEC and PAETEC share a common vision with respect to the importance of delivering superior customer service and promoting employee satisfaction, the future of consolidation in the telecommunications industry, and the present and future effect of the regulation of the telecommunications industry, and that this shared vision should enhance the combined company’s prospects for effectively implementing its integration plan and pursuing its business strategy.

Effect of Public Market for PAETEC Holding Common Stock. The US LEC board of directors took into account the expectation that a public market will exist for the shares of PAETEC Holding common stock issued in the mergers and a greater public float would be available to US LEC stockholders in the form of PAETEC Holding common stock compared to the current public float of the US LEC common stock, and that the combined company would have a more attractive stock currency than US LEC with which to pursue future strategic acquisitions.

Financing and Combined Company Financial Position. The US LEC board of directors considered the terms and conditions of the $850 million financing commitment obtained by US LEC and PAETEC in connection with their entry into the merger agreement, the proposed application of the proceeds to complete the US LEC preferred stock repurchase and to refinance substantially all of the senior secured indebtedness of the two companies at the closing of the mergers, and the expected financial condition and liquidity prospects of the combined company. US LEC’s board of directors took into account management’s assessment that the combined company would generate significant operating cash flows that would enable it both to service its indebtedness and to support expansion of its business operations. The board of directors also considered management’s view that the combined company will have a greater borrowing capacity and enhanced financial flexibility.

US LEC Preferred Stock Repurchase. The US LEC board of directors noted that the US LEC preferred stock repurchase will permit US LEC to obtain a $30 million discount to the liquidation value of the US LEC preferred stock and to eliminate significant governance rights of the preferred stockholders, including their right to two seats on the US LEC board of directors and their right to consent to strategic transactions, changes in the US LEC chief executive officer or chief financial officer, increases to the size of the US LEC board of directors and modifications to the US LEC certificate of incorporation or bylaws. It will also eliminate the need for US LEC to arrange financing for the redemption of the US LEC preferred stock at the then liquidation value if the US LEC preferred stock were to remain outstanding in April 2010 or at 101% of the then liquidation value in the event of a “change of control” as defined in the US LEC certificate of incorporation.

Opinions of Financial Advisors to US LEC. The US LEC board of directors considered the oral opinion of Deutsche Bank delivered on August 11, 2006 to the US LEC board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex E-1 to this joint proxy statement/prospectus, that as of the date of that opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the consideration with respect to the US LEC merger and the US LEC preferred stock repurchase was fair, from a financial point of view, to US LEC and the holders of US LEC common stock.

The US LEC board of directors also considered the oral opinion of Houlihan Lokey delivered on August 11, 2006 to the US LEC board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex E-2 to this joint proxy statement/prospectus, that as of the date of the opinion, and based upon and subject to the assumptions, factors and limitations set forth in such opinion, assuming the completion of the mergers, the consideration to be paid by US LEC in connection with US LEC preferred stock repurchase is fair to US LEC from a financial point of view, and the US LEC exchange ratio is fair to US LEC’s stockholders from a financial point of view.

In addition, the US LEC board of directors considered the oral opinion of Houlihan Lokey delivered on August 11, 2006 to the US LEC board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Annex E-3 to this joint proxy statement/prospectus, that as of the date of the opinion, and based upon and subject to the assumptions, factors and limitations set forth in such opinion, assuming the US LEC preferred stock repurchase has been completed as proposed, immediately after and giving effect to the US LEC preferred stock repurchase (but before giving effect to the mergers) and on a pro forma basis: the fair value and present fair saleable value of US LEC’s assets would exceed US LEC’s stated liabilities, identified contingent liabilities, and stated capital.

Due Diligence. The US LEC board of directors considered the scope and results of the due diligence investigation conducted by management and US LEC’s outside advisors with respect to PAETEC’s financial condition, results of operations and business, on both a historical and prospective basis.

Tax Treatment of Mergers. The US LEC board of directors considered the expectation that the mergers would be accomplished on a tax-free basis for federal income tax purposes, other than with respect to cash received in lieu of fractional shares.

Terms and Conditions of the Merger Agreement. The US LEC board of directors considered the terms and conditions of the merger agreement and the related transaction documents. In its review, the board of directors considered, among other terms and conditions, that the merger consideration would be a fixed number of shares of PAETEC Holding common stock and that an increase in the share price of US LEC common stock before the closing date of the mergers would not increase the US LEC exchange ratio, decrease the PAETEC exchange ratio or provide US LEC with a right to terminate the merger agreement, and that a decrease in the share price of US LEC common stock before the closing date of the mergers would not decrease the US LEC exchange ratio, increase the PAETEC exchange ratio or provide PAETEC with a right to terminate the merger agreement. The board of directors also took into account the conditions to the closing to the mergers and the provisions in the merger agreement that would require US LEC to pay PAETEC a termination fee of $3.0 million plus reimbursement for up to $500,000 for legal expenses if the merger agreement were terminated and the mergers were abandoned in specified circumstances.

Other Considerations. The US LEC board of directors took into account the risks that the expected direct transaction costs of the mergers could be significantly greater than anticipated, that the failure to complete the mergers could negatively affect US LEC and that, if the mergers are completed, PAETEC may have significant unexpected liabilities and contingencies that could adversely affect the business and prospects of the combined company. US LEC’s board of directors also considered the interests of the directors and executive officers of US LEC discussed under “—Interests of US LEC Directors and Executive Officers” and the interests of the directors and executive officers of PAETEC discussed under “—Interests of PAETEC Directors and Executive Officers.”

The foregoing summary of the factors considered by the US LEC board of directors is not intended to be exhaustive, but is believed to include all material factors considered by it. In view of the variety of factors considered in connection with its evaluation of the mergers, US LEC’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to these factors. In addition, individual members of US LEC’s board of directors may have given different weight to different factors.

Fairness and Other Opinions Presented to the US LEC Board of Directors

Opinion of Deutsche Bank

Deutsche Bank has acted as financial advisor to US LEC in connection with the combination of US LEC and PAETEC pursuant to the merger agreement and the US LEC preferred stock repurchase, which we refer to together as the “US LEC transaction.” The board of directors of US LEC retained Deutsche Bank to render to it an opinion as to whether the consideration with respect to the US LEC transaction was fair, from a financial point of view, to US LEC and the holders of US LEC common stock.

On August 11, 2006, Deutsche Bank delivered to the US LEC board of directors its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions made, matters considered and limits of review set forth in its written opinion, the consideration with respect to the US LEC transaction was fair, from a financial point of view, to US LEC and the holders of US LEC common stock. A copy of Deutsche Bank’s written opinion is attached to this joint proxy statement/prospectus as Annex E-1.

The full text of Deutsche Bank’s written opinion, dated August 11, 2006, which discusses, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex E-1 to this joint proxy statement/prospectus and is incorporated herein by reference. US LEC stockholders are urged to read this opinion in its entirety. The following summary of the Deutsche Bank opinion is qualified in its entirety by reference to the full text of the opinion.

In connection with Deutsche Bank’s role as financial advisor to US LEC, and in arriving at its opinion, Deutsche Bank has reviewed specified publicly available financial and other information concerning US LEC, specified financial and other information concerning PAETEC and specified internal analyses and other information furnished to it by PAETEC and US LEC. Deutsche Bank has also held discussions with members of the senior managements of PAETEC and US LEC regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has:

•	reviewed the reported prices and trading activity for US LEC common stock;

•	compared specified financial and stock market information for US LEC, and specified financial information for PAETEC, with similar information for specified other companies whose securities are publicly traded;

•	reviewed the financial terms of specified recent business combinations which it deemed comparable in whole or in part;

•	reviewed the terms of the merger agreement, the US LEC preferred stock repurchase agreement and some related documents; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning US LEC or PAETEC, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of US LEC or PAETEC. With respect to the financial forecasts and projections, including the analyses and forecasts of cost savings, operating efficiencies, revenue effects and financial synergies expected by PAETEC and US LEC to be achieved as a result of the transaction, made available to Deutsche Bank and used in its analysis, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of US LEC or PAETEC as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of those forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis:

•	the representations and warranties of US LEC and PAETEC contained in the merger agreement are true and correct;

•	US LEC, PAETEC, PAETEC Holding and its subsidiaries that are party to the merger agreement will each perform all of the covenants and agreements to be performed by it under the merger agreement and the US LEC preferred stock repurchase agreement;

•	all conditions to the obligations of each of US LEC, PAETEC, PAETEC Holding and its subsidiaries that are party to the merger agreement to complete the mergers and the US LEC preferred stock repurchase will be satisfied without any waiver thereof;

•	the PAETEC merger will occur substantially simultaneously with the US LEC merger and pursuant to the PAETEC exchange ratio; and

•

all material governmental, regulatory or other approvals and consents required in connection with the completion of the US LEC transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either US LEC or PAETEC is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on US LEC or PAETEC or materially reduce the contemplated benefits of the US LEC transaction to the holders of US LEC common stock.

Deutsche Bank’s Financial Analysis

Set forth below is a summary of the material financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the US LEC board of directors at its meeting on August 11, 2006.

Implied Valuation Analysis: Deutsche Bank performed an implied valuation of US LEC by reviewing US LEC’s multiples of total enterprise value to estimated 2006 and 2007 earnings before interest, taxes, depreciation and amortization, or “EBITDA,” and comparing those multiples to the implied multiples of total enterprise value to estimated 2006 and 2007 EBITDA for PAETEC, after applying the 66.7% and 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current PAETEC and US LEC securityholders, respectively. Deutsche Bank calculated US LEC’s total enterprise value as the sum of the US LEC common stock equity value, the net debt of US LEC and the value of the US LEC preferred stock. Deutsche Bank calculated the fully diluted common stock equity value using the unaffected share price of $3.40, which is based on the 20-day trailing average as of July 27, 2006. The net debt and the preferred stock value were as reported by US LEC as of June 30, 2006. Deutsche Bank observed a $516.8 million total enterprise value for US LEC, resulting in multiples of total enterprise value to estimated 2006 and 2007 EBITDA of 8.3x and 6.6x, respectively.

Deutsche Bank then calculated the impact of the $30 million discount associated with the US LEC preferred stock repurchase assuming that it does not accrue to US LEC’s stockholders. Deutsche Bank observed that the US LEC ratios of total enterprise value to estimated 2006 and 2007 EBITDA were 7.9x and 6.2x, respectively, and the implied ratios of total enterprise value to estimated 2006 and 2007 EBITDA for PAETEC, after applying the 66.7% and 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current PAETEC and US LEC securityholders, respectively, were 6.4x and 5.5x, respectively.

Deutsche Bank also calculated the impact of the $30 million discount associated with the US LEC preferred stock repurchase assuming that it does accrue to US LEC’s stockholders. Deutsche Bank observed that the US LEC ratios of total enterprise value to estimated 2006 and 2007 EBITDA were 8.3x and 6.6x, respectively, and the implied ratios of total enterprise value to estimated 2006 and 2007 EBITDA for PAETEC, after applying the 66.7% and 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current PAETEC and US LEC securityholders, respectively, were 7.0x and 6.0x, respectively.

Relative Contribution Analysis. Deutsche Bank compared the relative contributions of US LEC and PAETEC to selected components of the pro forma financial projections of the combined company. The financial data used in this analysis was provided by filings of US LEC and financial projections prepared by management of US LEC and PAETEC. The US LEC market value used in this analysis was based upon a 20-day trailing average share price of US LEC common stock as of July 27, 2006. The financial projections were weighted based on relative equity contribution, after taking into account the standalone equity value and net debt of each company. For purposes of this analysis, each of US LEC and PAETEC were valued using the same multiple of estimated 2006 EBITDA. Balance sheet values used in this analysis were from the June 30, 2006 balance sheets of US LEC and PAETEC.

This analysis demonstrated that on a pro forma combined basis, US LEC and PAETEC would account for approximately the following:

•	28% and 72%, respectively, of the combined company’s pro forma estimated revenues for 2006;

•	29% and 71%, respectively, of the combined company’s pro forma estimated revenues for 2007;

•	29% and 71%, respectively, of the combined company’s pro forma estimated revenues for 2008;

•	25% and 75%, respectively, of the combined company’s pro forma estimated EBITDA for 2006;

•	29% and 71%, respectively, of the combined company’s pro forma estimated EBITDA for 2007;

•	31% and 69%, respectively, of the combined company’s pro forma estimated EBITDA for 2008;

•	14% and 86%, respectively, of the combined company’s pro forma estimated unlevered free cash flow, defined as EBITDA less capital expenditures, for 2006;

•	26% and 74%, respectively, of the combined company’s pro forma estimated unlevered free cash flow for 2007; and

•	29% and 71%, respectively, of the combined company’s pro forma estimated unlevered free cash flow for 2008.

Deutsche Bank observed that the relative contribution analysis yielded US LEC contribution percentages ranging from 14% to 31% and compared that range of contribution percentages to the 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current US LEC securityholders.

Relative Valuation Analysis. Deutsche Bank performed a relative valuation analysis of US LEC and PAETEC based upon multiples of estimated 2006 EBITDA ranging from 7.0x to 9.0x. Deutsche Bank selected these multiples based upon its judgment of the appropriate valuation multiples for similar companies in the competitive local exchange, or CLEC, industry. Deutsche Bank applied the relevant multiples to PAETEC’s estimated 2006 EBITDA to calculate total enterprise value and subtracted PAETEC’s net debt from total enterprise value to determine a range of implied equity values for PAETEC. PAETEC’s estimated 2006 EBITDA and net debt were as provided by PAETEC management. Deutsche Bank then applied the 66.7% and 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current PAETEC and US LEC securityholders, respectively, to the range of implied equity values for PAETEC to determine a range of implied equity values of US LEC of $144.1 million to $234.1 million.

Deutsche Bank compared the unaffected US LEC equity value of $115.6 million to this range of equity values implied by the relative valuation analysis and observed a range of implied premiums of 21.2% to 87.8%. Deutsche Bank also compared the unaffected US LEC trading value of $115.6 million plus the $30 million value associated with the discount in the US LEC preferred stock repurchase, assuming that it accrues to US LEC stockholders, to the range of equity values implied by the relative valuation analysis and observed a range of implied discounts and premiums of -1.0% to 53.5%.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for both PAETEC and US LEC. Deutsche Bank calculated the discounted cash flow values for each of PAETEC and US LEC as the sum of the net present values of:

•	the estimated future free cash flows that PAETEC or US LEC, as the case may be, would generate for the years 2006 through 2011; and

•	the terminal value of PAETEC or US LEC at the end of such period.

The estimated future free cash flows were based on the financial projections for PAETEC for the years 2006 through 2011 prepared by PAETEC’s management, and on the financial projections for US LEC for the years 2006 through 2011 prepared by US LEC’s management. The terminal values for each of US LEC and PAETEC were calculated based on projected EBITDA for 2011 and a range of multiples of EBITDA ranging from 6.5x to 8.0x. Deutsche Bank used discount rates ranging from 14.0% to 16.0% for each of US LEC and PAETEC. The discount rates applicable to PAETEC were based on Deutsche Bank’s judgment of the estimated weighted average cost of PAETEC’s capital and the EBITDA multiples were based on its review of the characteristics that in its judgment would have applied to PAETEC if it were a publicly traded company. The discount rates applicable to US LEC were based on Deutsche Bank’s judgment of the estimated weighted average cost of US LEC’s capital and the EBITDA multiples were based on its review of the trading characteristics of US LEC.

Deutsche Bank observed that the implied equity value of US LEC based on the discounted cash flow analysis ranged from $154.7 million to $287.7 million and the implied equity value of PAETEC based on the discounted cash flow analysis ranged from $389.2 million to $561.0 million. Deutsche Bank also observed that based on the discounted cash flow analysis, the US LEC equity ownership in the pro forma combined company ranged from 28.4% to 33.9% and compared that range of contribution percentages to the 33.3% combined fully diluted equity ownership of PAETEC Holding to be owned by current US LEC securityholders. Finally, Deutsche Bank observed that based on the discounted cash flow analysis, the implied PAETEC exchange ratio ranged from 1.583 to 2.041 and compared that range of exchange ratios to the 1.623 PAETEC exchange ratio.

Analysis of Selected Publicly Traded Companies. Deutsche Bank reviewed certain financial information and calculated commonly used valuation measurements for US LEC to corresponding information and measurements for groups of publicly traded companies in the CLEC industry.

The publicly traded companies selected in the CLEC industry to which US LEC was compared consisted of Cbeyond, Inc., Time Warner Telecom Inc. and Eschelon Telecom Inc.

The financial information and valuation measurements reviewed by Deutsche Bank included ratios of total enterprise value to EBITDA and total enterprise value to revenue. To calculate the trading multiples for the comparable companies, Deutsche Bank used publicly available information concerning projected financial performance, including analyst reports.

Deutsche Bank observed that the US LEC ratio of total enterprise value to estimated 2006 EBITDA was 8.3x and compared this to a range of ratios for the comparable companies of 5.0x to 20.9x. Deutsche Bank observed that the US LEC ratio of total enterprise value to estimated 2007 EBITDA was 6.6x and compared this to a range of ratios for the comparable companies of 3.9x to 14.9x. Deutsche Bank observed that the US LEC ratio of total enterprise value to estimated 2006 revenue was 1.2x and compared this to a range of ratios for the comparable companies of 1.0x to 3.9x. Deutsche Bank observed that the US LEC ratio of total enterprise value to estimated 2007 revenue was 1.1x and compared this to a range of ratios for the comparable companies of 0.9x to 3.6x.

None of the companies used in the publicly traded company analysis is identical to US LEC. Accordingly, Deutsche Bank believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Analysis of Selected Precedent Transactions. Deutsche Bank reviewed fifteen merger and acquisition transactions announced since May 23, 2005 in the CLEC industry. The transactions reviewed, which we refer to as the “selected transactions,” were:

Date announced	Target	Acquirer
05/23/2005	LDMI Telecommunications Inc.	Level 3 Communications Inc.
10/19/2005	Network Telephone Corporation	Talk America Holdings Inc.
10/31/2005	WilTel Communications Group LLC	Level 3 Communications Inc.
12/13/2005	New Edge Networks	EarthLink, Inc.
01/26/2006	Progress Telecom, Inc.	Level 3 Communications Inc.
01/27/2006	Oregon Telecom, Inc.	Eschelon Telecom Inc.
02/10/2006	CTC Communications Group, Inc.	Choice One Communications Inc.
03/08/2006	Megacable SA de CV	Teleholding SA de CV
03/28/2006	Conversent Communications, Inc.	Choice One Communications Inc. / CTC Communications Group, Inc.
04/17/2006	ICG Communications, Inc.	Level 3 Communications Inc.
05/01/2006	TelCove Inc.	Level 3 Communications Inc.
05/05/2006	Mpower Communications Corp.	TelePacific Communications
05/15/2006	OnFiber Communications, Inc.,	Qwest Communications International Inc.
06/02/2006	Looking Glass Networks, Inc.	Level 3 Communications Inc.
07/27/2006	Xspedius Communications, LLC	Time Warner Telecom Inc.

Deutsche Bank observed that the ratio of total enterprise value to forward EBITDA for the selected transactions ranged from 3.6x to 11.8x, with a median ratio of 7.5x and compared that range and median of multiples to the 8.3x and 6.6x ratios for US LEC for estimated 2006 EBITDA and estimated 2007 EBITDA respectively. Deutsche Bank also observed that the ratio of total enterprise value to forward revenue for the selected transactions ranged from 0.3x to 3.2x, with a median ratio of 2.0x and compared that range and median of multiples to the 1.2x and 1.1x ratios for US LEC for estimated 2006 revenue and estimated 2007 revenue, respectively.

The analysis for the selected transactions was based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the period between May 23, 2005 and July 27, 2006, during which the selected transactions were announced.

Pro Forma Trading Statistics: Deutsche Bank calculated the various implied multiples of total enterprise value to estimated EBITDA of the pro forma combined company at various stock prices. Deutsche Bank observed that the unaffected price of $3.40 would generate a multiple of total enterprise value to estimated 2006 EBITDA for the pro forma combined company of 5.9x assuming estimated synergies and 7.2x assuming no synergies. Deutsche Bank compared the multiples to the implied multiple of total enterprise value to estimated 2006 EBITDA for US LEC as a standalone company of 8.3x when using the unaffected share price of $3.40.

General. The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the US LEC board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank used a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the US LEC board of directors as to the fairness to US LEC and the holders of US LEC common stock of the US LEC transaction consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by US LEC’s management and PAETEC’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond US LEC’s or PAETEC’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of US LEC, PAETEC or their respective advisors, neither US LEC nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the US LEC transaction were determined through negotiations between US LEC and PAETEC and were approved by the US LEC board of directors. Although Deutsche Bank provided advice to US LEC during the course of these negotiations, the decision to enter into the US LEC transaction was solely that of the US LEC board of directors. As described above, the opinion and presentation of Deutsche Bank to the US LEC board of directors were collectively only one of a number of factors taken into consideration by the US LEC board of directors in making its determination to approve the US LEC transaction. Deutsche Bank’s opinion was provided to the US LEC board of directors to assist it in connection with its consideration of the US LEC transaction and does not constitute a recommendation to any US LEC stockholder as to how to vote or take any other action with respect to the US LEC transaction. Deutsche Bank’s opinion does not in any manner address the prices at which shares of PAETEC Holding common stock will trade after the announcement or completion of the US LEC transaction.

US LEC selected Deutsche Bank as financial advisor in connection with the US LEC transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. US LEC has retained Deutsche Bank pursuant to a letter agreement dated June 20, 2006, which we refer to as the “Deutsche Bank engagement letter.” Deutsche Bank will be paid a reasonable and customary fee for its services, a substantial portion of which is contingent upon completion of the US LEC transaction. Deutsche Bank’s fee in connection with the US LEC transaction will be equal to the sum of the following: (1) 1% of the “aggregate consideration” payable by US LEC, payable upon completion of the US LEC transaction and subject to a minimum of $5.0 million; (2) an additional fee of $500,000 for the delivery of Deutsche Bank’s opinion; and (3) 20% of any break-up or termination fee received by US LEC if the US LEC transaction does not close. For purposes of calculating Deutsche Bank’s fee, the “aggregate consideration” is defined in the Deutsche Bank engagement letter as the total amount of cash and the fair market value on the date which is five days before the completion of the US LEC transaction of all other property paid or payable directly or indirectly by US LEC to PAETEC or any of its securityholders in connection with the US LEC transaction. This includes the following: (1) amounts paid to holders of any warrants or convertible securities of PAETEC and to holders of any options or stock appreciation rights issued by PAETEC, whether or not vested; (2) the total amount of indebtedness for borrowed money or similar non-trade liabilities or obligations (including unfunded pension liabilities, guarantees, capitalized leases and the like) of PAETEC that are repaid, retired, extinguished or assumed in connection with, or which otherwise remains outstanding as of the closing of, the US LEC transaction; (3) the fair market value of any assets of PAETEC which are retained by or otherwise distributed to its stockholders or affiliates in anticipation of or in connection with the US LEC transaction; and (4) the present value of payments to be made under any non-compete, consulting or other similar agreements entered into in connection with the US LEC transaction. Based on the closing sale price of the US LEC common stock on the last trading day before the mailing of this joint proxy statement/prospectus, US LEC estimates that the fee payable to Deutsche Bank as described above in the event that the mergers are completed will be approximately $         million, including the $500,000 fee for delivery of the opinion.

Deutsche Bank is an affiliate of Deutsche Bank AG, which we refer to, together with its affiliates, as the “DB Group.” One or more members of the DB Group have agreed to provide financing to US LEC in connection with the US LEC transaction, some of which funds are expected to be used to pay off existing loans made by members of the DB Group to PAETEC and to US LEC. In connection with such financing, US LEC estimates that the DB Group will be paid fees by PAETEC and US LEC of approximately $6.1 million to $8.9 million depending on the extent to which existing PAETEC lenders participate in the new PAETEC Holding credit facility. Regardless of whether the US LEC transaction is completed, US LEC has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the US LEC transaction or otherwise arising out of the retention of Deutsche Bank under the Deutsche Bank engagement letter. US LEC has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the U.S. Federal securities laws, arising out of its engagement or the US LEC transaction.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to US LEC and PAETEC or their affiliates for which it has received compensation, including the following: (1) acting as sole book-running lead manager for the September 2004 issuance of US LEC’s $150 million second priority senior secured floating rate notes due 2009; (2) acting as lead arranger and joint book runner for PAETEC’s June 2006 $400 million senior secured credit facility; (3) acting as joint arranger on PAETEC’s February 2006 $125 million senior credit facility; and (4) participating in an interest rate swap with PAETEC. In the foregoing capacities, Deutsche Bank has received an aggregate of $3.9 million in compensation (including expense reimbursement) from US LEC and $2.4 million from PAETEC.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of US LEC for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Opinions of Houlihan Lokey

The board of directors of US LEC retained Houlihan Lokey to render to it an opinion as to whether (1) assuming the completion of the mergers, the consideration to be paid by US LEC in connection with the US LEC preferred stock repurchase is fair to US LEC from a financial point of view; and (2) the US LEC exchange ratio is fair to US LEC’s stockholders from a financial point of view.

On August 11, 2006, Houlihan Lokey delivered to the board of directors of US LEC its oral opinion, which opinion was subsequently confirmed in writing, to the effect that as of the date of the opinion, on the basis of Houlihan Lokey’s analysis summarized below, and subject to the assumptions, factors and limitations set forth in the written opinion and described below under “Summary of Financial Analyses Performed by Houlihan Lokey”, that (1) assuming the completion of the mergers, the consideration to be paid by US LEC in connection with US LEC preferred stock repurchase is fair to US LEC from a financial point of view; and (2) the US LEC exchange ratio is fair to US LEC’s stockholders from a financial point of view.

The board of directors of US LEC also retained Houlihan Lokey to render to it an opinion as to whether, assuming the US LEC preferred stock repurchase has been completed as proposed, immediately after and giving effect to the US LEC preferred stock repurchase (but before giving effect to the mergers) and on a pro forma basis, the fair value and present fair saleable value of US LEC’s assets would exceed US LEC’s stated liabilities, identified contingent liabilities, and stated capital.

On August 11, 2006, Houlihan Lokey delivered to the board of directors of US LEC its oral opinion, which opinion was subsequently confirmed in writing, to the effect that as of the date of the opinion, on the basis of Houlihan Lokey’s analysis summarized below, and subject to the assumptions, factors and limitations set forth in the written opinion, that, assuming the US LEC preferred stock repurchase has been completed as proposed, immediately after and giving effect to the US LEC preferred stock repurchase (but before giving effect to the mergers) and on a pro forma basis, the fair value and present fair saleable value of US LEC’s assets would exceed US LEC’s stated liabilities, identified contingent liabilities, and stated capital.

The full texts of Houlihan Lokey’s opinions, which are attached to this joint proxy statement/prospectus as Annexes E-2 and E-3, describe, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinions. The opinions were furnished for the benefit of US LEC’s board of directors in evaluating the US LEC transaction and the associated borrowings, and do not constitute a recommendation to any stockholder on whether or not to support the US LEC merger and do not constitute a recommendation to any stockholder on whether or not to vote in favor of or against approval and adoption of the merger agreement. The opinions were furnished solely for the use and benefit of US LEC’s board of directors in connection with its consideration of the US LEC transaction, and, by their terms, are not intended to be used, and may not be used, for any other purpose, without the written consent of Houlihan Lokey, except to the extent required by applicable law. The summary of Houlihan Lokey’s opinions in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its opinions. US LEC’s stockholders are urged to read the opinions carefully and in their entirety.

Houlihan Lokey has not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the US LEC transaction or any alternatives to the US LEC transaction, negotiate the terms of the US LEC transaction, or advise the board of directors or any other party with respect to alternatives to the US LEC transaction. The opinions are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinions. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinions, or otherwise comment on or consider events occurring after the date of the opinions. Houlihan Lokey has not considered, nor does Houlihan Lokey express any opinion with respect to, the prices at which the US LEC common stock has traded or may trade subsequent to the disclosure or completion of the US LEC transaction. Houlihan Lokey assumed that the PAETEC Holding common stock to be issued in the US LEC transaction to the stockholders of US LEC will be listed on the NASDAQ Global Market.

Houlihan Lokey was not requested to opine as to, and did not address, among other things:

•	the underlying business decision of US LEC, the board of directors of US LEC, US LEC’s securityholders or any other party to proceed with or effect the US LEC transaction;

•	the fairness of any portion or aspect of the US LEC transaction not expressly addressed in the opinions;

•	the fairness of any portion or aspect of the US LEC transaction to the holders of any class of securities, creditors or other constituencies of US LEC or any other party other than those set forth in Houlihan Lokey’s fairness opinion;

•	the relative merits of the US LEC transaction as compared to any alternative business strategies that might exist for US LEC or any other party or the effect of any other transaction in which US LEC, PAETEC or any other party might engage;

•	the tax or legal consequences of the US LEC transaction to either US LEC, its securityholders, or any other party;

•	the fairness of any portion or aspect of the US LEC transaction to any one class or group of US LEC’s or any other party’s securityholders vis-à-vis any other class or group of US LEC’s or such other party’s securityholders;

•	the solvency or fair value of US LEC or any other participant in the US LEC transaction under any applicable laws relating to bankruptcy, insolvency or similar matters; or

•	whether or not US LEC, its securityholders or any other party is receiving or paying reasonably equivalent value in any aspect of the US LEC transaction.

Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the US LEC board of directors, on the fact that US LEC has been advised by the outside counsel and the independent accountants to US LEC, and on the assumptions of the managements of US LEC and PAETEC, as to all legal, regulatory, accounting, insurance and tax matters with respect to US LEC, PAETEC and the US LEC transaction.

Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, contingent or other liabilities of US LEC, PAETEC or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey expresses no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which US LEC, PAETEC or any other party is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which US LEC, PAETEC or any other party is or may be a party or is or may be subject. With the consent of US LEC’s board of directors, the opinions make no assumption concerning, and therefore do not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters, except that with respect to the US LEC preferred stock repurchase capital adequacy opinion Houlihan Lokey did make an assumption as to contingent liabilities based on the estimation of US LEC’s management.

In connection with the opinions, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed US LEC’s reports to stockholders on Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, and company-prepared interim financial statements for the period ended June 30, 2006, which US LEC’s management has identified as being the most current financial statements available;

•	reviewed PAETEC’s “Annual Information Statement” for the fiscal year ended December 31, 2005, quarterly report for the period ended March 31, 2006, and company-prepared interim financial statements for the period ended June 30, 2006, which PAETEC’s management has identified as being the most current financial statements available;

•	held discussions with certain members of the management of US LEC regarding the operations, financial condition, future prospects and projected operations and performance of US LEC and regarding the US LEC transaction, and held discussions with representatives of US LEC’s counsel regarding US LEC, the US LEC transaction, and related matters;

•	held discussions with certain members of the management of PAETEC regarding the operations, financial condition, future prospects and projected operations and performance of PAETEC and regarding the US LEC transaction;

•	reviewed drafts of the following agreements and documents:

•	the merger agreement;

•	the commitment letter; and

•	the US LEC preferred stock repurchase agreement;

•	reviewed financial forecasts and projections prepared by the management of US LEC for the fiscal years ending December 31, 2006 through December 31, 2011, received August 2, 2006;

•	reviewed financial forecasts and projections prepared by the management of PAETEC for the fiscal years ending December 31, 2006 through December 31, 2015;

•	reviewed the forecasts of the expected synergies to result from the US LEC transaction furnished to Houlihan Lokey by the management of PAETEC and US LEC;

•	reviewed the historical market prices for the past two years and trading volume for the past year for US LEC’s publicly traded securities and those of publicly traded companies which we deemed relevant;

•	reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed relevant and publicly available transaction prices paid in other change of control transactions that we deemed relevant for companies in industries related to US LEC’s and PAETEC’s industry;

•	reviewed US LEC’s certificate regarding contingent liabilities addressed to Houlihan Lokey;

•	reviewed PAETEC’s presentation to Standard & Poor’s dated April 25, 2006;

•	had discussions with representatives from US LEC’s financial advisor, Deutsche Bank; and

•	reviewed such other materials and conducted such other financial studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Summary of Financial Analyses Performed by Houlihan Lokey

The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinions. This summary is qualified in its entirety by reference to the full text of such opinions, which are attached to this joint proxy statement/prospectus as Annexes E-2 and E-3. You are urged to read the full text of the opinions carefully and in their entirety.

In connection with rendering its opinions, Houlihan Lokey performed the financial, comparative and other analyses described below. The preparation of opinions, such as the Houlihan Lokey opinions, involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Such opinions are not, therefore, readily susceptible to summary description. Furthermore, in arriving at its opinions, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of such analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of US LEC. None of US LEC, Houlihan Lokey or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Houlihan Lokey in connection with the delivery of its opinions to the US LEC board of directors. The financial analyses summarized below were based upon market prices as of July 27, 2006, the trading day immediately preceding significant movement in the price and trading volume of the US LEC common stock and message board speculation about a potential merger, unless otherwise noted. The financial analyses summarized below include information presented in tabular format. In order fully to understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Consideration of any portion of such analyses and the factors considered, without consideration of all analyses and factors, could create a misleading or incomplete view of the process underlying the Houlihan Lokey opinions.

In order to evaluate the fairness to the stockholders of US LEC, from a financial point of view, of the US LEC exchange ratio, Houlihan Lokey performed the following analyses. First, Houlihan Lokey separately evaluated the enterprise value ranges from operations (i.e., the equity value, plus all of its interest-bearing debt and minority interests less cash and non-operating assets), or “EV,” and the value of the common equity of each of the following entities: (1) US LEC before the US LEC merger, (2) PAETEC before the PAETEC merger and (3) PAETEC Holding as the combined entity assuming the completion of the mergers. Second, Houlihan Lokey then evaluated (1) the range of US LEC’s proportionate contribution, on a pre-merger basis, to the total combined equity value of US LEC and PAETEC, and (2) the equity value range of PAETEC Holding to be held by US LEC stockholders immediately after the mergers giving effect to the proposed allocation of PAETEC Holding’s equity value of 33.3% to US LEC securityholders and 66.6% to PAETEC securityholders as compared to 100% of the equity value range of US LEC before the mergers.

In order to determine the enterprise and common equity value ranges of US LEC, PAETEC and PAETEC Holding, Houlihan Lokey used the following financial analyses based upon its view that they are appropriate and reflective of generally accepted valuation methodologies given the availability of information regarding comparable publicly-traded companies, the availability of forecasts from management of US LEC and PAETEC, and the availability of information regarding similar transactions, as applicable. Each analysis provides an indication of the standalone enterprise values from operations of US LEC, PAETEC and PAETEC Holding, respectively. No single analysis was considered to be more appropriate than any other analysis, and therefore Houlihan Lokey considered all of the aforementioned analyses in arriving at its conclusion.
For US LEC, Houlihan Lokey conducted a market multiple analysis, a comparable transaction analysis, a discounted cash flow analysis and a public market analysis. For PAETEC and PAETEC Holding, Houlihan Lokey conducted a market multiple analysis, a comparable transaction analysis, and a discounted cash flow analysis. The following analyses assume, based on management estimates, that none of US LEC, PAETEC or PAETEC Holding has any material contingent liabilities.

Market Multiple Analysis. For each company, this analysis provides an indication of enterprise value derived from multiples of earnings before interest, taxes, depreciation and amortization, or “EBITDA,” of selected comparable public companies.

Houlihan Lokey’s selection of market multiples for each of US LEC and PAETEC was based upon its analysis of financial information of certain publicly-traded companies listed below that it considered to be reasonably comparable to US LEC and PAETEC, based on the industries in which the companies operate, their principal competitors and their business risk profiles. Houlihan Lokey’s selection of market multiples for PAETEC Holding was also based upon an analysis of these comparable companies. Houlihan Lokey’s market multiple analyses included both qualitative considerations and quantitative considerations such as size, profitability, growth history and prospects. However, no single factor was determinative in these analyses.

Houlihan Lokey calculated certain financial ratios of these comparable companies based on the most recent publicly available information regarding these companies, including the multiples of EV to EBITDA, for the last quarter annualized, or “LQA EBITDA,” the next fiscal year, or “NFY EBITDA,” and the following projected fiscal year, or “NFY+1 EBITDA.”

After reviewing various representative indications of operating performance, Houlihan Lokey considered EBITDA as the most meaningful measure of operating performance. EBITDA reflects a company’s profitability absent a capital structure and items not directly related to its operations. Houlihan Lokey derived indications of EV by applying selected EBITDA multiples to those actual and projected operating results that were deemed to be most appropriate for each company.

Houlihan Lokey reviewed publicly-available financial information of the following comparable companies: Cbeyond Communications, Inc., Eschelon Telecom, Inc., ITC^DeltaCom, Inc., Mpower Holding Corp., Time Warner Telecom Inc., and XO Holdings, Inc. The projections used in Houlihan Lokey’s analysis of these comparable companies were based on public analyst reports.

For purposes of determining the appropriate level of EBITDA, Houlihan Lokey used historical and projected financial statements provided by each of US LEC’s and PAETEC’s management, and adjusted for certain nonrecurring expenses. The analysis indicated that the multiples for these comparable companies as of approximately August 11, 2006 were as follows:

	EV/ EBITDA
	LQA		NFY		NFY+1
Mean	8.1	x	7.3	x	6.0	x
Median	8.1	x	7.1	x	5.8	x

US LEC Market Multiple Analysis. Houlihan Lokey derived US LEC’s EV by applying selected EBITDA multiples to US LEC’s adjusted EBITDA results for the last quarter annualized, or “LQA”, as well as to expected results for the next fiscal year, or “NFY”, ending December 31, 2006 and the following projected fiscal year ending December 31, 2007, or “NFY +1”. With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 6.50x to 7.50x for the LQA period, 6.25x to 7.25x for the NFY period and 5.25x to 6.25x for the NFY+1 period. Based on this analysis, the indicated EV range for US LEC was $398.3 million to $465.4 million.

PAETEC Market Multiple Analysis. Houlihan Lokey derived PAETEC’s EV by applying selected EBITDA multiples to PAETEC’s adjusted EBITDA results for the last quarter annualized as well as to expected results for the next fiscal year ending December 31, 2006 and the following projected fiscal year ending December 31, 2007. With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 5.75x to 6.75x for the LQA period, 5.50x to 6.50x for the NFY period and 4.75x to 5.75x for the NFY+1 period. Based on this analysis, the indicated EV range for PAETEC was $523.9 million to $622.4 million.

PAETEC Holding Market Multiple Analysis. For the PAETEC Holding market multiple analysis, Houlihan Lokey evaluated certain financial ratios of the companies deemed comparable to both US LEC and PAETEC specified above. Houlihan Lokey used combined US LEC and PAETEC pro forma results and management financial projections, inclusive of the expected synergies and PAETEC Holding forecasts as estimated by PAETEC and US LEC management, in order to determine pro forma combined EBITDA levels for PAETEC Holding.

Houlihan Lokey derived indications of PAETEC Holding’s EV by applying selected EBITDA multiples to PAETEC Holding’s pro forma combined expected operating results for last quarter annualized, the next fiscal year ending December 31, 2006 and the following projected fiscal year ending December 31, 2007. With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 6.50x to 7.50x for the last quarter annualized, 6.25x to 7.25x for the year ending December 31, 2006, and 5.25x to 6.25x for the year ending December 31, 2007. Based on this analysis, the indicated EV range for PAETEC Holding was $1,240.2 million to $1,447.9 million.

Comparable Transaction Analysis. This analysis provides an indication of the value that an acquirer may be willing to pay in a change of control transaction as a multiple of some of the target company’s operating and financial metrics such as EBITDA. Houlihan Lokey reviewed publicly available financial information of the following merger and acquisition transactions announced since January 1, 2005 involving companies deemed comparable to US LEC, PAETEC, and PAETEC Holding:

Acquiror	Target	Date Announced
Eschelon Telecom	Mountain Telecom	June 29, 2006
iBasis, Inc.	KPN Global Carrier Services	June 21, 2006
Level 3 Communications	Looking Glass Networks	June 5, 2006
Qwest Communications	OnFiber Communications	May 15, 2006
TelePacific	Mpower	May 5, 2006
Level 3 Communications	TelCove	May 1, 2006
Level 3 Communications	ICG Communications	April 17, 2006
Netifice Communications	MegaPath Networks	February 21, 2006
Integra Telecom	Electric Lightwave	February 7, 2006
Eschelon Telecom	Oregon Telecom	January 27, 2006
Level 3 Communications	Progress Telecom	January 26, 2006
EarthLink	New Edge Networks	December 13, 2005
RCN Corp.	Con Edison Communications	December 6, 2005
Elk Associates (Carl Icahn)	XO Wireline Business	November 4, 2005
Level 3 Communications	Wiltel Communications	October 31, 2005
Talk America	LDMI Telecommunications	May 23, 2005
PrairieWave	Black Hills Fibercom	April 20, 2005

Houlihan Lokey deemed the companies in these transactions to be reasonably comparable to US LEC, PAETEC, and PAETEC Holding based on the industry in which US LEC and PAETEC operate, their principal competitors and their business risk profile.

The analysis showed that the multiples exhibited by the companies involved in these comparable transactions as of the announcement date of each transaction were as follows:

	EV/LQA EBITDA
Mean	7.6	x
Median	8.1	x
High	9.5	x
Low	4.9	x

Houlihan Lokey derived indications of US LEC’s, PAETEC’s, and PAETEC Holding’s EV by applying selected EBITDA multiples to each company’s LQA results. In the case of PAETEC Holding, the LQA results were adjusted to include the expected amount of annual expected synergies. Houlihan Lokey selected EV to EBITDA multiples in the range of 6.5x to 7.5x for the LQA period. The indicated EV range from this method was $398.0 million to $459.2 million for US LEC, $654.3 million to $754.9 million for PAETEC, and $1,326.2 million to $1,530.2 million for PAETEC Holding.

Discounted Cash Flow Analysis. This analysis provides an indication of value for each company based on its ability to achieve its projected financial results. This analysis uses the projected cash flows of each company discounted back to present value based on a range of risk-adjusted discount rates for each company. For purposes of its discounted cash flow analysis of:

•	US LEC, Houlihan Lokey used certain financial projections of US LEC that were prepared by US LEC’s management for the fiscal years ending December 31, 2006, 2007, 2008, 2009 and 2010;

•	PAETEC, Houlihan Lokey used certain financial projections of PAETEC that were prepared by PAETEC’s management for the fiscal years ending December 31, 2006, 2007, 2008, 2009 and 2010; and

•	PAETEC Holding, Houlihan Lokey used US LEC and PAETEC management projections for the fiscal years ending December 31, 2006, 2007, 2008, 2009 and 2010, including Synergies and integration costs projected by US LEC and PAETEC management.

In order to determine the EV of US LEC, PAETEC and PAETEC Holding, Houlihan Lokey first derived adjusted free cash flow (by adjusting for capital expenditures, as well as working capital requirements and any taxes) and discounted adjusted free cash flow to the present.

Houlihan Lokey applied risk-adjusted discount rates to US LEC’s, PAETEC’s and PAETEC Holding’s respective projected adjusted free cash flows in order to discount each company’s cash flows to the present. For each company, Houlihan Lokey applied the risk-adjusted discount rates in the range of 13.5% to 14.5%. The discount rate ranges used in the discounted cash flow analysis for each company were calculated based on an estimate of the weighted average cost of capital for the relevant comparable companies listed above, which represents the blended, after-tax costs of debt and equity.

Houlihan Lokey used the terminal multiple approach to determine the separate values of US LEC, PAETEC and PAETEC Holding at the end of the projection period. In the terminal multiple approach, Houlihan Lokey evaluated the aggregate value of all estimated future cash flows subsequent to the projection period, or “terminal value”, for each company by multiplying each company’s respective estimated EBITDA in the final projection year by a range of selected EBITDA multiples. Specifically, Houlihan Lokey applied terminal EBITDA multiples of 4.5x to 5.5x in the calculation of the terminal value, discounted to the present. Houlihan Lokey selected a range of terminal EBITDA multiples for each company based on the range of EV to EBITDA multiples calculated in the respective market multiple and comparable transaction analyses, as applicable. The EV of each company was calculated as the sum of the following:

•	the present value of free cash flows for the period July 1, 2006 through December 31, 2010; plus

•	the estimated present value of net operating loss carryforwards for each company: $59.7 million for US LEC, $31.6 million for PAETEC and $59.8 million for PAETEC Holding; plus

•	the present value of the terminal value for each company.

Based on this analysis, the indicated EV ranges were as follows: for US LEC, $438.3 million to $511.0 million; for PAETEC, $512.1 million to $606.2 million; and for PAETEC Holding, $1,097.5 million to $1,291.8 million.

Public Market Price Analysis. Houlihan Lokey analyzed the historical market prices and trading volume for the US LEC common stock and reviewed analyst reports, news articles and press releases relating to US LEC. Houlihan Lokey also analyzed US LEC’s closing stock price on a spot basis and on 5-day, 30-day and 90-day average bases, all as of July 27, 2006, the trading day immediately preceding significant movement in the price and trading volume of US LEC common stock and message board speculation about a potential merger. Based on this analysis, Houlihan Lokey noted per share stock prices ranging from $3.36 to $3.47, or total common equity value of $103.6 million to $106.9 million. Based on this indicated range of total common equity value, Houlihan Lokey then added net debt and the current book value of US LEC preferred stock which resulted in an implied EV from the public stock price approach ranging from $504.8 million to $508.0 million.

Determination of US LEC’s Equity Value. Houlihan Lokey made certain adjustments to the ranges of US LEC’s EV from operations observed in the market multiple, comparable transaction, discounted cash flow and public market approaches to determine US LEC’s equity value. The adjustments included the addition of $35.2 million in cash, the subtraction of $149.5 million in debt, and the subtraction of $268.4 million in preferred stock, which is the estimated discounted repurchase price of the US LEC preferred stock based upon an assumed closing date of the US LEC transaction of December 31, 2006. The public market approach includes subtraction of $286.9 million for the US LEC preferred stock. This is the book value of the US LEC preferred stock as of June 30, 2006, which is the figure available in the public marketplace to investors in the US LEC common stock. These adjustments resulted in ranges of equity values for US LEC as follows:

•	Market Multiple Analysis: $15.6 million to $82.7 million;

•	Comparable Transaction Analysis: $15.3 million to $76.5 million;

•	Discounted Cash Flow Analysis: $55.6 million to $128.3 million; and

•	Public Market Analysis: $103.6 million to $106.9 million.

Determination of PAETEC’s Equity Value. Houlihan Lokey made adjustments to the ranges of PAETEC’s EV from operations observed in the market multiple, comparable transaction and discounted cash flow approaches to determine PAETEC’s equity value. The adjustments included the addition of $36.8 million in cash, and the subtraction of $375.0 million in debt. These adjustments resulted in ranges of equity values for PAETEC as follows:

•	Market Multiple Analysis: $185.7 million to $284.2 million;

•	Comparable Transaction Analysis: $316.1 million to $416.8 million; and

•	Discounted Cash Flow Analysis: $174.0 million to $268.0 million.

Determination of PAETEC Holding’s Equity Value. Houlihan Lokey made adjustments to the range of PAETEC Holding’s EV from operations observed in the market multiple, comparable transaction and discounted cash flow approaches to determine PAETEC Holding’s equity value. The adjustments included the addition of $49.9 million in pro forma cash, and the subtraction of $800.0 million in pro forma debt. These adjustments resulted in ranges of equity values for PAETEC Holding as follows:

•	Market Multiple Analysis: $490.1 million to $697.8 million;

•	Comparable Transaction Analysis: $576.1 million to $780.1 million; and

•	Discounted Cash Flow Analysis: $347.4 million to $541.7 million.

Analysis of US LEC’s Equity Contribution. Houlihan Lokey then evaluated the range of US LEC’s proportionate contribution, on a pre-merger basis, to the total combined equity of US LEC and PAETEC. This analysis was performed to compare the proportionate amount of equity value contributed by US LEC to the amount of equity to be received by US LEC securityholders in the US LEC merger. Houlihan Lokey concluded the range of US LEC’s relative contribution was between:

•	Market Multiple Analysis : 7.8% and 22.5%;

•	Comparable Transaction Analysis: 4.6% and 15.5%; and

•	Discounted Cash Flow Analysis: 24.2% and 32.4%.

Houlihan Lokey noted that the allocation of PAETEC Holding common equity of 33.3% to US LEC securityholders in the US LEC merger, as reflected in the US LEC exchange ratio, was above the range of US LEC’s estimated equity contribution.

Analysis of the Value Impact of the Mergers. Houlihan Lokey then evaluated the equity value of PAETEC Holding to be held by US LEC securityholders immediately after the mergers, giving effect to the allocation of the equity value of 33.3% to US LEC securityholders and 66.6% to PAETEC securityholders. This analysis was performed to assess the impact to US LEC securityholders of owning 33.3% of PAETEC Holding after the mergers versus 100.0% of US LEC before the mergers. Houlihan Lokey noted that, for all three valuation methods, the US LEC securityholders’ 33.3% ownership interest in PAETEC Holding provides these securityholders with greater value compared to the value of their ownership interest in US LEC on a standalone basis.

	Pre-Transaction	Post-US LEC Preferred Stock Repurchase, Pre-Mergers	Post-Mergers (1/3 PAETEC Holding)
Market Multiple	($14.4) to $52.7 million	$15.6 to $82.7 million	$163.4 to $232.6 million

Transaction Multiple	($14.7) to $46.5 million	$15.3 to $76.5 million	$192.0 to $260.0 million

Discounted Cash Flow	$25.6 to $98.3 million	$55.6 to $128.3 million	$115.8 to $180.6 million

US LEC Preferred Stock Repurchase. In assessing the US LEC preferred stock repurchase, Houlihan Lokey made the following observations, assumptions and considerations, among others:

•	the analysis of the US LEC preferred stock repurchase assumes the completion of the mergers;

•	the US LEC preferred stock accrues a 6% annual dividend and is due April 11, 2010;

•	the US LEC preferred stock currently has a conversion price of approximately $28 per share of US LEC common stock, which diminishes the likelihood of conversion by the holders of the US LEC preferred stock to US LEC common stock before the redemption date;

•	the holders of the US LEC preferred stock have a right upon a change of control event to put the US LEC preferred stock back to US LEC at 101% of the liquidation value of the US LEC preferred stock at that time; and

•	US LEC and the holders of the US LEC preferred stock agreed upon a redemption price of $30 million less than the liquidation value of the US LEC preferred stock at the closing of the mergers. This represents a discount of approximately 10%.

US LEC Capital Surplus Analysis. In addition to the Houlihan Lokey fairness opinion, the board of directors of US LEC also retained Houlihan Lokey to render to it an opinion as to whether, assuming the US LEC preferred stock repurchase has been completed as proposed, immediately after and giving effect to the US LEC preferred stock repurchase (but prior to giving effect to the mergers) and on a pro forma basis, the fair value and present fair saleable value of the US LEC’s assets would exceed US LEC’s stated liabilities, identified contingent liabilities, and stated capital. Based on the valuation analyses that resulted in enterprise value range indications for US LEC on a stand-alone basis summarized above, Houlihan Lokey then added cash and deducted (1) the current amount of debt, (2) the US LEC preferred stock at the estimated repurchase price, (3) the current amount of contingent liabilities as estimated by US LEC management, and (4) the par value of the currently outstanding US LEC common stock. Based on the foregoing analysis, Houlihan Lokey concluded that, assuming the US LEC preferred stock repurchase has been consummated as proposed, immediately after and giving effect to the US LEC preferred stock repurchase, but before giving effect to the mergers, and on a pro forma basis, the fair value and present fair saleable value of US LEC’s assets would exceed its stated liabilities, identified contingent liabilities, and stated capital.

Assumptions. Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, managements of US LEC and PAETEC have advised Houlihan Lokey, and Houlihan Lokey has assumed, without independent verification, that the financial forecasts and projections (including, with respect to the Houlihan capital surplus opinion, the US LEC preferred stock repurchase hypothetical opening balance sheet) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of US LEC and PAETEC, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. With respect to the publicly available financial forecasts and projections for US LEC referred to above, Houlihan Lokey has reviewed and discussed such forecasts with the management of US LEC and assumed, with US LEC’s consent, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of US LEC, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. Furthermore, upon the advice of the managements of US LEC and PAETEC, Houlihan Lokey has assumed that the forecasts of the expected synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of US LEC and PAETEC and that the expected synergies will be realized in the amounts and the time periods indicated by the forecasts. Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of US LEC or PAETEC since the date of the most recent financial statements provided to Houlihan Lokey, and that there are no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey has not considered any aspect or implication of any transaction to which US LEC or PAETEC is a party, other than the US LEC transaction, including the US LEC preferred stock repurchase, and the related borrowings, as relevant.

Houlihan Lokey has relied upon and assumed, without independent verification, that (1) the representations and warranties of all parties to the draft documents identified above, and all other related documents and instruments that are referred to in draft documents are true and correct, (2) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (3) all conditions to the completion of the US LEC transaction will be satisfied without waiver of the conditions, and (4) the US LEC transaction will be completed in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications to the US LEC transaction or any adjustment to the aggregate consideration, through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise, other than as set forth in the merger agreement. Houlihan Lokey has also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the completion of the US LEC transaction will be obtained and that no delays, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of US LEC or PAETEC, or otherwise have an adverse effect on US LEC or PAETEC or any expected benefits of the US LEC transaction. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

As a matter of course, neither US LEC nor PAETEC publicly disclose financial projections. However, in connection with its analysis, Houlihan Lokey considered financial projections prepared by the management of US LEC and PAETEC. These financial projections were prepared under market conditions as they existed before the execution of the merger agreement and do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of US LEC and PAETEC, as the case may be, may cause these financial projections or the assumptions underlying these financial projections to be inaccurate. As a result, these financial projections should not be relied upon as necessarily indicative of future results.

In addition, Houlihan Lokey was not engaged to initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger or any alternatives to the merger, or to advise the board of directors of US LEC with respect to alternatives to the US LEC transaction. The US LEC exchange ratio was determined on the basis of negotiations between the respective boards of directors of US LEC and PAETEC. Houlihan Lokey’s opinion was delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the opinion and Houlihan Lokey’s engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the transaction are solely corporate obligations, and no officer, director, employee, agent, affiliate, stockholder or controlling person of Houlihan Lokey shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of the board of directors of US LEC or its affiliates.

Miscellaneous. Houlihan Lokey has acted as financial advisor to the board of directors of US LEC in connection with the US LEC merger and has received from US LEC fees to date in the amount of $900,000 for providing its fairness opinion and its capital surplus opinion, neither of which was contingent upon the conclusions set forth in such opinion or the completion of all, or any part of, the US LEC transaction. In addition, Houlihan Lokey will be entitled to receive fees in an amount up to $300,000 upon delivery of certain opinions at the request of the board of directors of US LEC at the closing of the US LEC transaction, none of which is contingent upon the conclusions set forth in such opinions or the completion of all, or any part of, the US LEC transaction. US LEC has also agreed to reimburse Houlihan Lokey for the reasonable out-of-pocket expenses that it incurs in connection with rendering its services and to indemnify Houlihan Lokey and its affiliates, and their respective past, present and future directors, officers, shareholders, employees, agent, representatives, advisors, subcontractors and controlling persons, against and from, with certain exceptions, all losses arising out of or in connection with its engagement.

US LEC chose to retain Houlihan Lokey to serve as financial advisor to the board of directors based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions and because of Houlihan Lokey’s experience with and knowledge of the telecommunications industry. Houlihan Lokey is an internationally recognized investment banking firm that is engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. It has no material prior relationship with the board of directors of US LEC or their affiliates.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of US LEC, PAETEC and any other party that may be involved in the US LEC transaction.

Except as described above, Houlihan Lokey is not currently providing other financial advisory and investment banking services to US LEC. Houlihan Lokey has in the past provided certain financial advisory and investment banking services to PAETEC and has received fees for rendering such services.

Interests of US LEC’s Directors and Executive Officers in the Mergers

US LEC’s directors and executive officers have interests in the mergers as directors or executive officers that are different from, or in addition to, the interests of other US LEC stockholders generally.

The US LEC Preferred Stock Repurchase

Pursuant to the US LEC preferred stock repurchase agreement, immediately before or as of the effective time of the mergers, all of the issued and outstanding shares of US LEC preferred stock, together with accrued and unpaid dividends on these shares, will be repurchased by US LEC at an aggregate price that reflects a $30.0 million discount from the liquidation value of the US LEC preferred stock at the effective time of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price would be approximately $[266] million.

A total of              shares of US LEC preferred stock were issued and outstanding as of the record date for the US LEC special meeting.

Michael A. Krupka, a US LEC director, holds an indirect pecuniary interest in Bain Capital CLEC Investors, L.L.C., which held              shares of US LEC preferred stock as of the record date for the US LEC special meeting.

Anthony J. DiNovi, a US LEC director, held              shares of US LEC preferred stock for his own account as of the record date for the US LEC special meeting. Mr. DiNovi also holds an indirect pecuniary interest in THL entities that held              shares of US LEC preferred stock as of the record date for the US LEC special meeting.

Executive Officer Positions With PAETEC Holding

The merger agreement provides that some of US LEC’s executive officers will serve as executive officers of PAETEC Holding after the closing of the mergers.

Richard T. Aab, who is currently US LEC’s Chairman of the Board, will serve after the closing of the mergers as PAETEC Holding’s Vice Chairman of the Board.

J. Lyle Patrick, who is currently US LEC’s Executive Vice President-Finance and Chief Financial Officer, will serve after the closing of the mergers as PAETEC Holding’s Executive Vice President of Integration.

Director Positions With PAETEC Holding

As provided in the merger agreement, at the completion of the mergers, the PAETEC Holding board of directors will be composed of six PAETEC designees and three US LEC designees. US LEC has designated three of the current members of its board of directors, Mr. Aab, Michael C. Mac Donald and Tansukh V. Ganatra, for appointment to the PAETEC Holding board of directors. Mr. Aab, who currently serves as the Chairman of the Board of US LEC, will become Vice Chairman of the Board of PAETEC Holding.

Treatment of US LEC Equity Awards in the Mergers

At the effective time of the mergers, each then outstanding US LEC stock option issued under the US LEC 1998 omnibus stock plan, each warrant to purchase US LEC common stock and each then outstanding purchase right under the US LEC ESPP will be assumed by PAETEC Holding and converted into a stock option, warrant or purchase right, as applicable, relating to the common stock of PAETEC Holding on the same terms and conditions applicable to the original US LEC option, US LEC warrant or US LEC purchase right, including vesting provisions. Each assumed US LEC stock option, US LEC warrant and US LEC purchase right will be exercisable for the number of shares subject to the US LEC stock option, US LEC warrant and US LEC purchase right at the effective time of the mergers, multiplied by the US LEC exchange ratio, rounded down to the nearest whole share and the exercise or purchase price for which the PAETEC Holding shares will be exercisable will be equal to the exercise price of the US LEC stock option, US LEC warrant or US LEC purchase right, divided by the US LEC exchange ratio, rounded up to the nearest whole cent. It is currently anticipated that the US LEC exchange ratio will be 1.000, so that the numbers of shares and exercise prices applicable to US LEC stock options, US LEC warrants and US LEC purchase rights will remain the same upon conversion to awards relating to PAETEC Holding common stock. The merger agreement provides that PAETEC Holding will assume the US LEC omnibus stock plan and the US LEC ESPP to the extent that PAETEC Holding is assuming awards outstanding under each of the plans at the effective time of the mergers.

Under the merger agreement, US LEC is permitted to issue up to an aggregate of 226,000 shares of US LEC common stock or, if applicable, PAETEC Holding common stock under the US LEC ESPP. If the current offering period under the US LEC ESPP ends before the effective time of the mergers and fewer than 226,000 shares of US LEC common stock are issued, US LEC may commence a new offering period under the US LEC ESPP, provided that the number of shares that may be issued under the new offering period may not be greater than the difference between 226,000 and the number of shares issued at the end of the current offering period.

Under the merger agreement, US LEC is permitted, from the time of execution of the merger agreement until the effective time of the mergers, to issue options to purchase up to an aggregate of 500,000 shares of US LEC common stock, provided that the exercise price per share of any of these stock options may not be less than 100% of the fair market value of a share of US LEC common stock on the date of grant of the option.

PAETEC Holding and PAETEC, in its capacity as the sole stockholder of PAETEC Holding, have adopted the equity incentive plan described under “Other US LEC Special Meeting Proposals—Proposal Three—Approval of the PAETEC Holding Equity Incentive Plan,” subject to the approval of US LEC’s stockholders, for the purpose of providing equity-based incentive compensation to the directors, officers and other employees of PAETEC Holding and its subsidiaries following the mergers, which may include individuals who are currently directors or executive officers of US LEC.

Stock Options Held by Non-Continuing US LEC Directors

The merger agreement contemplates that Aaron D. Cowell, Jr., Anthony J. DiNovi, David M. Flaum, Michael A. Krupka and Steven L. Schoonover will not be continuing as directors of US LEC or PAETEC Holding following the mergers. These individuals, other than Mr. Cowell, are referred to as “non-continuing US LEC directors.” On August 11, 2006, US LEC’s board of directors, which for this purpose included all members of the compensation committee of the board of directors, adopted a resolution which provides that each US LEC stock option held by a non-continuing US LEC director will become fully vested and exercisable as of immediately before the mergers and will remain exercisable until the date on which the option would have expired following termination of service (which are ten years following their original grant dates), but no longer than the maximum period permitted under Section 409A of the Internal Revenue Code.

The following table sets forth information with respect to vested and unvested US LEC stock options, as of September 30, 2006, held by the non-continuing US LEC directors. The intrinsic value of each of these US LEC stock options, which is calculated as the excess of the fair market value of the shares subject to the stock option over the aggregate exercise price of the stock option, is based on the closing price per share of US LEC common stock on November 8, 2006, which was $8.54. If not previously vested, all of the unvested options will vest upon the completion of the US LEC merger.

Name of Director	Number of Shares Subject to Vested Options	Weighted Average Exercise Price ($/share)	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price ($/share)	Aggregate Intrinsic Value of Vested and Unvested Options
Anthony J. DiNovi	—	—	—	—	—
David M. Flaum	35,000	$2.21	30,000	$2.08	415,300
Michael A. Krupka	—	—	—	—	—
Steven L. Schoonover	85,000	$2.13	80,000	$2.08	1,061,300

US LEC Retention and Severance Plan

US LEC’s board of directors has approved the adoption of the US LEC Corp. retention and severance plan. The US LEC retention and severance plan contains the following four components:

•	a stock options program covering all US LEC employees, including US LEC’s executive officers, who hold options to purchase US LEC common stock;

•	a retention bonus program;

•	a severance program; and

•	a 2006 bonus program.

The US LEC retention bonus program, the US LEC severance program and the US LEC 2006 bonus program each cover approximately 43 of US LEC’s management employees, including US LEC’s senior management other than Aaron D. Cowell, Jr. and J. Lyle Patrick.

The US LEC retention and severance plan provides that it may not be terminated or amended in a manner adverse to the interests of any participant (1) during the “pendency of a change in control,” which is defined under the US LEC retention and severance plan generally as the period beginning upon execution of a definitive agreement, completion of which would result in a “change in control” as defined in the US LEC retention and severance plan and ending on the date that is the earlier of 18 months following the change in control or termination of the definitive agreement, or (2) following a change in control. The execution of the merger agreement on August 11, 2006 constituted commencement of the pendency of a change in control under the US LEC retention and severance plan, and completion of the mergers will constitute a change in control under the US LEC retention and severance plan.

The US LEC stock option program provides that if the participant’s employment is terminated either by US LEC without cause as defined in the US LEC retention and severance plan or because of a constructive termination as defined in the US LEC retention and severance plan either (1) during the pendency of a change in control or (2) within 18 months following a change in control, the participant’s options granted under US LEC’s omnibus stock plan that are not vested on the date of termination will immediately vest, and the participant will be able to exercise options that became vested until the later of (1) the expiration of the original exercise period following a termination of employment, or (2) the earlier of 18 months following the change in control or the latest date to which exercise of the options can be extended without becoming subject to Section 409A of the Internal Revenue Code, provided that in no event may any stock option be exercised after its scheduled expiration date. The US LEC stock option program also provides that if a participant remains employed by US LEC or any of its affiliates on the date that is 18 months following a change in control, all options held by the participant which were granted under the US LEC omnibus stock plan will immediately vest as of that date. If during the one-year period after termination of employment the participant is found to have violated specified restrictive covenants contained in the US LEC retention and severance plan, all stock options that became vested under the US LEC stock option program will be forfeited and canceled immediately.

The US LEC retention bonus program provides that a retention bonus will be paid 60 days following a change in control to each participant in the US LEC retention bonus program who remains employed by US LEC or any of its affiliates as of a change in control, and to each such participant whose employment is terminated during the pendency of a change in control either by US LEC without cause or because of a constructive termination. Retention bonuses range from 15% to 50% of the participant’s salary.

The US LEC severance program provides that a participant will be entitled to severance benefits if the participant’s employment is terminated during the pendency of a change in control or within 18 months following a change in control either by US LEC without cause or because of a constructive termination or if, at the time of a change in control, the participant is not offered a comparable position, as defined in the US LEC retention and severance plan. Severance benefits consist of the following:

•	a cash payment equal to one year’s salary plus the average of the participant’s bonuses or commissions for the two years before the year of termination (or, if the participant has been employed by US LEC for less than two years, the participant’s target bonus for the year of termination), which amount is payable over the 12-month period following termination of employment;

•	12 months’ continuation of group health and dental benefits at current contribution rates; and

•	outplacement services for periods ranging from 6 to 12 months following termination.

If the participant commences employment with a subsequent employer who is not a competitor of US LEC, the continuation of group health and dental benefits will be secondary to the group health and dental benefits provided by the subsequent employer. If during the payment of severance payments and benefits the participant is found to have violated specified restrictive covenants contained in the US LEC retention and severance plan, the participant will immediately forfeit the right to any future severance payments or benefits.

The US LEC 2006 bonus program provides that if a participant’s employment is terminated either by US LEC without cause or because of a constructive termination before the date on which 2006 bonuses would be paid under US LEC’s annual bonus plan, the participant will be entitled to receive his or her bonus for 2006 as though the participant were still employed on the bonus payment date. This bonus payment will be forfeited if before the bonus payment date the participant is found to have violated specified restrictive covenants contained in the US LEC retention and severance plan.

Participants in the US LEC retention and severance plan are subject to confidentiality and one-year post-termination noncompetition, non-solicitation, non-disparagement and cooperation covenants. In the event of a breach of any of these covenants, US LEC is entitled to injunctive relief and other customary remedies in addition to the forfeiture provisions described above.

The US LEC retention and severance plan provides that, to the extent required in order to avoid accelerated taxation or tax penalties under Section 409A of the Internal Revenue Code, amounts and benefits to be provided upon a “separation from service” within the meaning of Section 409A of the Internal Revenue Code will be paid on the first business day after the date that is six months following the participant’s separation from service.

Assuming for this purpose that all participants in the US LEC retention bonus program and the US LEC severance program became eligible for their benefits under these programs at the effective time of the mergers, the aggregate cash payments would equal approximately $1.9 million under the US LEC retention bonus program and $7.3 million under the US LEC severance program.

Proposed Letter Agreements with Aaron D. Cowell, Jr. and J. Lyle Patrick

On August 11, 2006, US LEC’s board of directors authorized US LEC to enter into letter agreements, which we refer to collectively as the “US LEC letter agreements,” with each of Aaron D. Cowell, Jr. and J. Lyle Patrick. Neither of the letter agreements has been entered into as of the date of this joint proxy statement/prospectus but are anticipated to be finalized before the mergers. The following description sets forth the terms of the letter agreements as they have been proposed by US LEC to Messrs. Cowell and Patrick.

The material terms of the US LEC letter agreements are substantially similar to the terms applicable to participants in the programs under the US LEC retention and severance plan, except as described in this paragraph. Messrs. Cowell and Patrick will be entitled to a retention bonus of $175,000 and $150,000, respectively, each of which is equal to 50% of the executive’s base salary. Mr. Cowell’s cash severance payment will be calculated as two times the sum of his base salary and his 2005 bonus, with the total severance amount estimated at approximately $1,260,000, and will be payable over the two-year period following termination. Mr. Patrick’s cash severance payment will be calculated as 1.5 times the sum of his base salary and his 2006 target bonus, with the total severance amount estimated at approximately $682,000, and will be payable over the 18-month year period following termination. Each of the US LEC letter agreements provides for substantially similar restrictive covenants and forfeiture provisions, except that Mr. Cowell’s post-termination restrictive covenants will be in effect for two years following termination of employment, and Mr. Patrick’s post termination restrictive covenants will be in effect for 18 months following termination of employment.

The following table sets forth information with respect to vested and unvested US LEC stock options, as of the date of this joint proxy statement/prospectus, held by Messrs. Cowell and Patrick. The intrinsic value of each of these stock options, which is calculated as the excess of the fair market value of the shares subject to the stock option over the aggregate exercise price of the stock option, is based on the closing price per share of US LEC common stock on November 8, 2006, which was $8.54. If not previously vested, all of the unvested options will vest upon the completion of the US LEC merger.

Name of Executive Officer	Number of Shares Subject to Vested Options	Weighted Average Exercise Price ($/share)	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price ($/share)	Aggregate Intrinsic Value of Vested and Unvested Options ($)
Aaron Cowell, Jr.	255,000	$2.08	495,000	$2.08	4,845,000

J. Lyle Patrick	75,000	$2.34	225,000	$2.34	1,860,000

Registration Rights

At the effective time of the mergers, PAETEC Holding, some principal PAETEC stockholders and some principal US LEC securityholders will become parties to a registration rights agreement under which those stockholders will be entitled, subject to limitations and qualifications, to demand and piggy-back registration rights with respect to the PAETEC Holding common stock owned by such stockholders from time to time. Messrs. Aab and Ganatra will be entitled to registration rights under the registration rights agreement: For information concerning the principal terms of the registration rights agreement, see “Other Agreements and Arrangements—Registration Rights Agreement.”

Director and Officer Indemnification and Insurance

The merger agreement provides that, for at least six years after the effective time of the mergers, PAETEC Holding will indemnify and hold harmless the present and former officers and directors of US LEC for acts or omissions occurring at or before the effective time of the mergers to the fullest extent permitted by Delaware law or any other applicable laws and as provided in the organizational documents of PAETEC Holding. PAETEC Holding generally has agreed to provide officers’ and directors’ liability insurance with a term of six years to cover acts or omissions occurring before the effective time of the mergers for any person currently covered by US LEC’s officers’ and directors’ liability insurance policy on terms at least as favorable as such insurance maintained by US LEC on the date of the merger agreement. For additional information concerning the indemnification and insurance arrangements, see “—Indemnification and Insurance.”

Continuing Board and Management Positions

The merger agreement provides that, as of the effective time, the board of directors of PAETEC Holding will be composed of nine directors, of which five directors have been designated by the PAETEC board of directors and three directors have been designated by the US LEC board of directors pursuant to the merger agreement. Under the merger agreement, the PAETEC board of directors will designate before the effective time one additional director, who must qualify as an “independent director” with respect to PAETEC Holding within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, to serve as the ninth director on the PAETEC Holding board of directors as of the effective time. The merger agreement also provides that the number of PAETEC-designated directors and US LEC-designated directors serving on the PAETEC Holding board of directors must be maintained at six directors and three directors, respectively, until the third anniversary of the effective time. The ratio of PAETEC-designated directors to US LEC-designated directors serving on all committees of the PAETEC Holding board of directors similarly must be maintained at two-to-one until the third anniversary of the effective time.

Under the merger agreement, Arunas A. Chesonis will be appointed as the Chairman of the Board and Chief Executive Officer of PAETEC Holding and Richard T. Aab will be appointed as the Vice Chairman of the Board of PAETEC Holding as of the effective time. The merger agreement also provides that, as of the effective time, Edward J. Butler, Jr., who currently serves as the Executive Vice President and Chief Operating Officer of PAETEC, will serve as Chief Operating Officer of PAETEC Holding, Keith M. Wilson, who currently serves as Executive Vice President and Chief Financial Officer of PAETEC, will serve as Chief Financial Officer of PAETEC Holding, and J. Lyle Patrick, who currently serves as Executive Vice President-Finance and Chief Financial Officer of US LEC, will serve as Executive Vice President of Integration of PAETEC Holding. The merger agreement further provides that Mr. Chesonis will have the discretion to appoint individuals to serve as of the effective time of the mergers in all other policy-making officer and other key management positions with PAETEC Holding, subject to the reasonable approval of Mr. Aab, whose responsibilities will include participation in all corporate governance-related matters of PAETEC Holding.

For the identities of the individuals designated to serve on the PAETEC Holding board of directors in addition to Messrs. Chesonis and Aab, and for additional information regarding the composition requirements applicable to the PAETEC Holding board of directors, board committees and management from and after the effective time under the merger agreement, see “Management of PAETEC Holding after the Mergers.”

Indemnification and Insurance

The merger agreement provides that, for at least six years after the effective time of the mergers, PAETEC Holding and PAETEC will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of PAETEC and its subsidiaries with respect to acts or omissions occurring before the effective time of the mergers, including those relating to the transactions contemplated by the merger agreement, to the fullest extent permitted by applicable laws. Similarly, for at least six years after the effective time of the mergers, PAETEC Holding and US LEC will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of US LEC and its subsidiaries with respect to acts or omissions occurring before the effective time of the mergers, including those relating to the transactions contemplated by the merger agreement, to the fullest extent permitted by applicable laws. After the mergers, PAETEC Holding, PAETEC and US LEC will also fulfill and honor the obligations of PAETEC and US LEC under any indemnification agreements between PAETEC or US LEC, respectively, and its present or former directors, officers and employees.

The merger agreement requires PAETEC Holding to use reasonable best efforts to cause to be maintained for a period of six years after the effective time of the mergers the current directors’ and officers’ and fiduciary liability insurance policies maintained by PAETEC, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policies, with respect to facts or events occurring before the effective time of the mergers, including events relating to the transactions contemplated by the merger agreement. PAETEC Holding will not be required to make aggregate annual premium payments for such policies in excess of 300% of the annual premiums currently paid by PAETEC and its subsidiaries for directors’ and officers’ and fiduciary liability insurance. If PAETEC Holding is unable to maintain or obtain such insurance, it will obtain as much comparable insurance as is available for annual premium payments equal to 300% of the annual premiums currently paid by PAETEC for directors’ and officers’ and fiduciary liability insurance.

The merger agreement also requires PAETEC Holding to use reasonable best efforts to cause to be maintained for a period of six years after the effective time of the mergers the current directors’ and officers’ and fiduciary liability insurance policies maintained by US LEC, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policies, with respect to facts or events occurring before the effective time of the mergers, including events relating to the transactions contemplated by the merger agreement. PAETEC Holding will not be required to make aggregate annual premium payments for such policies in excess of 300% of the annual premiums currently paid by US LEC and its subsidiaries for directors’ and officers’ and fiduciary liability insurance. If PAETEC Holding is unable to maintain or obtain such insurance, it will obtain as much comparable insurance as is available for annual premium payments equal to 300% of the annual premiums currently paid by US LEC for directors’ and officers’ and fiduciary liability insurance.

If PAETEC Holding, PAETEC or US LEC or any of their respective successors or assigns consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its properties or assets to any person or entity, then, in each case, PAETEC Holding, PAETEC or US LEC will be required to take such action as may be necessary so that such person or entity will assume all of the foregoing indemnification and insurance obligations.

Listing of PAETEC Holding Common Stock

It is a condition to the completion of the mergers that the PAETEC Holding common stock, including the shares issuable to PAETEC and US LEC stockholders pursuant to the merger agreement, be approved for listing on the NASDAQ Global Market or, if the listing of the PAETEC Holding common stock on the NASDAQ Global Market is not reasonably practicable, on the NASDAQ Capital Market, subject to official notice of issuance. PAETEC Holding has applied to list the PAETEC Holding common stock on the NASDAQ Global Market under the trading symbol “CLEC.”

Deregistration and Delisting of US LEC Common Stock

If the mergers are completed, US LEC will delist its common stock from the NASDAQ Global Market and deregister its common stock under the Exchange Act. The stockholders of each of PAETEC and US LEC will become stockholders of PAETEC Holding and their rights as stockholders will be governed by Delaware law and by PAETEC Holding’s certificate of incorporation and bylaws. See “Comparison of Stockholder Rights” beginning on page 233.

US LEC will cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of its common stock, subject to securities laws requirements.

Dividends

Neither PAETEC nor US LEC has paid any cash dividends on its capital stock and PAETEC Holding does not anticipate paying any dividends on its common stock for the foreseeable future after completion of the mergers.

Material U.S. Federal Income Tax Consequences of the PAETEC Merger and the US LEC Merger

The following is a discussion of the material U.S. federal income tax consequences of the PAETEC merger and the US LEC merger to U.S. persons who hold PAETEC common stock or US LEC common stock. The discussion which follows is based on the Internal Revenue Code, Treasury regulations issued under the Internal Revenue Code, and judicial and administrative interpretations of the Internal Revenue Code, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to stockholders who hold PAETEC common stock or US LEC common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address the tax consequences to any holder of the disposition of any US LEC preferred stock. The discussion assumes that the PAETEC merger and the US LEC merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the consequences of the PAETEC merger and the US LEC merger, and, in particular, may not address U.S. federal income tax considerations applicable to PAETEC stockholders and US LEC stockholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	stockholders who are not citizens or residents of the United States;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	stockholders who hold their shares in individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	stockholders who hold PAETEC or US LEC common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other integrated investment;

•	stockholders who exercise dissenters’ rights; or

•	stockholders who acquired their shares of PAETEC or US LEC common stock pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, tax consequences under state, local and foreign laws or under U.S. federal laws other than federal income tax laws are not addressed in this joint proxy statement/prospectus.

PAETEC stockholders and US LEC stockholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the PAETEC merger and the US LEC merger to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

U.S. Federal Income Tax Consequences to PAETEC Stockholders

It is a condition to the obligation of PAETEC to effect the PAETEC merger that PAETEC receive a written opinion of Hogan & Hartson L.L.P., counsel to PAETEC, in form and substance reasonably satisfactory to

PAETEC, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the effective time, that the US LEC merger together with the PAETEC merger will be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code. In rendering such opinion, PAETEC’s counsel may require and rely upon representations and covenants, including those contained in representations letters of officers of US LEC and PAETEC and others, reasonably satisfactory in form and substance to such counsel. If any of the assumptions contained in such opinion or representations or covenants relied upon by PAETEC’s counsel were inaccurate or any of the assumptions contained in tax opinion were incorrect, the tax consequences of the PAETEC merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, or IRS, or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the PAETEC merger.

Assuming that the PAETEC merger together with the US LEC merger will be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code, and subject to the possibility, as discussed below, that the June 2006 leveraged recapitalization of PAETEC will also be integrated with the PAETEC merger for U.S. federal income tax purposes, the treatment of PAETEC stockholders for U.S. federal income tax purposes will generally be as follows:

•	a PAETEC stockholder whose shares of PAETEC common stock are exchanged in the PAETEC merger for shares of PAETEC Holding common stock will not recognize gain or loss, except with respect to cash, if any, received in lieu of a fractional share of PAETEC Holding common stock;

•	a PAETEC stockholder who receives cash instead of a fractional share of PAETEC Holding common stock in the PAETEC merger will, under Section 304 of the Internal Revenue Code, generally be treated as having received such cash in redemption of a fractional share of PAETEC common stock corresponding to such fractional share of PAETEC Holding common stock. Such stockholder will generally recognize gain or loss equal to the difference, if any, between the amount of cash received and such stockholder’s basis for the fractional share deemed redeemed. Any such capital gain or loss will be long-term capital gain or loss if the holding period of the PAETEC common stock exchanged for the fractional share of PAETEC Holding common stock deemed redeemed is more than one year at the time of the PAETEC merger;

•	a PAETEC stockholder’s aggregate tax basis in shares of PAETEC Holding common stock received in the PAETEC merger will equal (1) the aggregate tax basis of PAETEC common stock surrendered in the PAETEC merger, less (2) the portion of such tax basis allocable to any fractional share of PAETEC Holding common stock deemed redeemed; and

•	a PAETEC stockholder’s holding period for shares of PAETEC Holding common stock received in the PAETEC merger will include the stockholder’s holding period for the shares of PAETEC common stock surrendered in the PAETEC merger.

PAETEC stockholders who hold their PAETEC common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of PAETEC Holding common stock received in the PAETEC merger.

The PAETEC merger may affect the taxation of cash that was received by certain PAETEC stockholders when PAETEC repurchased some of its outstanding shares as part of the June 2006 leveraged recapitalization of PAETEC. It is possible that the June 2006 transaction will be integrated with the PAETEC merger for U.S. federal income tax purposes. If the two transactions were integrated, the tax consequences of the receipt of such cash by such a stockholder could differ from the consequences that would have resulted if the PAETEC merger had not occurred. PAETEC stockholders who received cash in the leveraged recapitalization transaction are urged to consult their tax advisors regarding the possible integration of the leveraged recapitalization with the PAETEC merger for tax purposes, and the tax consequences to them if these transactions were integrated.

U.S. Federal Income Tax Consequences to US LEC Stockholders

It is a condition to the obligation of US LEC to effect the US LEC merger that US LEC receive a written opinion of Skadden, Arps, Slate, Meagher and Flom LLP, counsel to US LEC, in form and substance reasonably satisfactory to US LEC, dated the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the effective time, that the US LEC merger together with the PAETEC merger will be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code. In rendering such opinion, US LEC’s counsel may require and rely upon representations and covenants, including those contained in representations letters of officers of US LEC and PAETEC and others, reasonably satisfactory in form and substance to such counsel. If any of the assumptions contained in such opinion or representations or covenants relied upon by US LEC’s counsel were inaccurate or any of the assumptions contained in tax opinion were incorrect, the tax consequences of the US LEC merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the US LEC merger.

Assuming that the US LEC merger together with the PAETEC merger will be treated as an integrated series of transfers under Section 351 of the Internal Revenue Code, the treatment of US LEC stockholders for U.S. federal income tax purposes will generally be as follows:

•	a US LEC stockholder whose shares of US LEC common stock are exchanged in the US LEC merger for shares of PAETEC Holding common stock will not recognize gain or loss, other than gain recognized to the extent of cash, if any, received in lieu of a fractional share of PAETEC Holding common stock;

•	a US LEC stockholder who receives cash instead of a fractional share of PAETEC Holding common stock in the US LEC merger will be required to recognize gain realized on the exchange (the excess, if any, of the value of the PAETEC Holding common stock and cash received over the tax basis in the US LEC common stock surrendered in the exchange) to the extent of the amount of cash received; any such capital gain will be long-term capital gain if the holding period of the US LEC common stock exchanged for the fractional shares of PAETEC Holding common stock is more than one year at the time of the US LEC merger;

•	a US LEC stockholder’s aggregate tax basis in shares of PAETEC Holding common stock received in the US LEC merger will equal (1) the aggregate tax basis of the US LEC common stock surrendered in the US LEC merger, less (2) the amount of cash received, if any, in lieu of a fractional share of PAETEC Holding common stock, plus (3) any gain recognized; and

•	a US LEC stockholder’s holding period for shares of PAETEC Holding common stock received in the US LEC merger will include the stockholder’s holding period for the shares of US LEC common stock surrendered in the US LEC merger.

US LEC stockholders who hold their US LEC common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of PAETEC Holding common stock received in the US LEC merger.

The discussion of material U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U. S. federal income tax consequences of the PAETEC merger and the US LEC merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the PAETEC merger or the US LEC merger and does not address the tax consequences of any transaction other than the PAETEC merger and the US LEC merger. Accordingly, each US LEC stockholder and each PAETEC stockholder is strongly urged to consult such stockholder’s tax advisor to determine the particular federal, state, local or foreign income, reporting and other tax consequences of the mergers to that stockholder.

Accounting Treatment

The US LEC merger will be accounted for as a purchase by PAETEC Holding under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of US LEC will be recorded, as of completion of the US LEC merger, at their respective fair values and added to those of PAETEC Holding. The reported financial condition and results of operations of PAETEC Holding after completion of the US LEC merger will reflect US LEC’s balances and results after completion of the US LEC merger. Following completion of the US LEC merger, the earnings of the combined company will reflect purchase accounting adjustments.

Dissenters’ or Appraisal Rights

PAETEC

If the PAETEC merger is completed, a holder of record of PAETEC common stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the DGCL, and to receive payment for the “fair value” of those shares instead of the consideration provided for in the merger agreement. To be eligible to receive this payment, however, a PAETEC stockholder must:

•	deliver a written demand for appraisal to PAETEC before the time that the vote is taken at the special meeting;

•	not vote in favor of or consent in writing to the adoption of the merger agreement and approval of the transactions contemplated thereby;

•	continue to hold the stockholder’s shares through the effective time of the PAETEC merger; and

•	strictly comply with the procedures set forth in Section 262.

This joint proxy statement/prospectus is being sent to all holders of record of PAETEC common stock as of the date of this joint proxy statement/prospectus and constitutes the notice of the appraisal rights available to those holders under Section 262. Under the merger agreement, if the holders of more than 15% of the issued and outstanding shares of PAETEC common stock properly demand appraisal, neither PAETEC nor US LEC is required to complete the mergers.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that PAETEC stockholders exercise their right to appraisal under Section 262. The following summary is not a complete statement of Section 262 of the DGCL, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this joint proxy statement/prospectus. A copy of Section 262 is attached as Annex H to this joint proxy statement/prospectus. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures in Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262.

A holder of shares of PAETEC common stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares before the time that the vote is taken at the special meeting. The written demand must identify the stockholder of record and state the stockholder’s intention to demand appraisal of the stockholder’s shares. All demands should be delivered to:

PAETEC Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Attention: Secretary

Only a holder of shares of PAETEC common stock on the date of making a written demand for appraisal who does not vote in favor of or consent in writing to the adoption of the merger agreement and approval of the transactions contemplated thereby and who continuously holds those shares through the time of the PAETEC merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of PAETEC common stock. If PAETEC common stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If PAETEC common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record, but the agent must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

A record holder such as a broker who holds shares of PAETEC common stock as a nominee for beneficial owners, some of whom wish to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of PAETEC common stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of PAETEC common stock covered by the demand. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of PAETEC common stock held in the name of the record owner.

Beneficial owners of shares who are not record owners of those shares and who intend to exercise appraisal rights should instruct the record owner of the shares to comply with the statutory requirements with respect to the exercise of appraisal rights before the time that the vote is taken at the PAETEC special meeting.

Within 10 days after the effective time of the PAETEC merger, the surviving or resulting corporation is required to send a notice of the effectiveness of the merger to each PAETEC stockholder who, in response to this joint proxy statement/prospectus, has timely delivered a written demand for appraisal as set forth in the fourth paragraph of this section.

Within 120 days after the effective time of the PAETEC merger, the surviving or resulting corporation or any stockholder who has complied with the requirement of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of PAETEC common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving or resulting corporation. If no petition is filed by either the surviving or resulting corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving or resulting corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving or resulting corporation will be under no obligation to take any action in this regard. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of PAETEC common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Within 120 days after the effective time of the PAETEC merger, any stockholder who has complied with subsections (a) and (d) of Section 262 will be entitled, upon written request, to receive from the surviving or resulting corporation a statement setting forth the total number of shares of PAETEC common stock not voted or not subject to a written consent in favor of the merger agreement and the transactions contemplated thereby with respect to which demands for appraisal have been received by PAETEC and the number of holders of those shares. The statement must be mailed within 10 days after PAETEC has received the written request or within ten days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

If a petition for an appraisal is timely filed by a stockholder and a copy thereof is served upon PAETEC, PAETEC will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of capital stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the holders of capital stock entitled to appraisal, the court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with a fair rate of interest, to be paid, if any, upon the fair value. In determining the fair value of the shares and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of PAETEC common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the PAETEC merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the PAETEC common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the PAETEC merger.

If any stockholder who demands appraisal of his, her or its shares of PAETEC common stock under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the DGCL, the shares of PAETEC common stock of such stockholder will be converted into the right to receive the shares of PAETEC Holding common stock provided for in the merger agreement in accordance with the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his, her or its right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the PAETEC merger, or if the stockholder delivers to PAETEC a written withdrawal of his, her or its demand for appraisal and an acceptance of the merger transactions, except that any such attempt to withdraw made more than 60 days after the effective time of the PAETEC merger will require the written approval of PAETEC and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

In view of the complexity of these provisions of the Delaware corporate law, any PAETEC stockholder who is considering exercising appraisal rights should consult a legal advisor.

US LEC

Under the DGCL, US LEC stockholders will not have any appraisal or dissenters’ rights as a result of the mergers.

Principal Corporate Offices

After completion of the mergers, PAETEC Holding will maintain its headquarters and principal corporate offices in Fairport, New York, which is where PAETEC has maintained its headquarters. PAETEC Holding will maintain corporate offices in Charlotte, North Carolina, the current location of US LEC’s corporate headquarters.

Employee Benefit Matters

Employees and Employee Benefit Plans

Under the merger agreement, PAETEC Holding has agreed that PAETEC and US LEC employees who were employed immediately before the effective time of the mergers will continue to be employed immediately after the mergers on terms and conditions with respect to salary and wages that are substantially similar to those terms and conditions in effect as of immediately prior to the effective time of the mergers. The merger agreement provides that US LEC employees who begin participation in a PAETEC or PAETEC Holding benefit plan after the effective time of the mergers, and PAETEC employees who begin participation in a US LEC or PAETEC Holding benefit plan after the effective time of the mergers, will be given credit for their service with US LEC or PAETEC, as applicable, for all purposes, except where giving service credit would result in the duplication of benefits for the same period of service, and such employees will be given credit under the applicable plans to the extent they have satisfied pre-existing condition limitations, eligibility waiting periods, and out-of-pocket expenses and annual expense limitations under the current plans in which they are participating.

Under the merger agreement, PAETEC Holding has agreed that PAETEC Holding and its affiliates will maintain the US LEC retention and severance plan, which is described under “Interests of US LEC’s Directors and Executive Officers in the Mergers—US LEC Retention and Severance Plan,” without any amendment which would adversely affect any participant’s rights under the plan.

Under the merger agreement, PAETEC and US LEC have agreed that PAETEC Holding would adopt a new stock incentive plan, which we refer to as the new equity plan, for the purpose of providing incentives to PAETEC Holding’s directors, officers, employees, advisors and consultants, and that the new equity plan would be submitted for the approval of US LEC’s stockholders. Stockholder approval of the new equity plan is the subject of a separate proposal and the material terms of the new equity plan are described under “US LEC Special Meeting New Equity Plan Proposal.”

Effect on Awards Outstanding Under Stock Plans and Agreements

PAETEC

At the effective time of the mergers, each then outstanding PAETEC stock option and each PAETEC warrant will be assumed by PAETEC Holding and converted into an option or warrant, as applicable, to purchase a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option or warrant, multiplied by the PAETEC exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the original option or warrant, divided by the PAETEC exchange ratio, rounded up to the nearest whole cent, and otherwise generally on the same terms and conditions applicable to the option or warrant prior to the effective time of the mergers, without any accelerated vesting, except that the completion of the mergers will be deemed to satisfy the “Initial Public Offering” requirement under the PAETEC warrants.

At the effective time of the mergers, each then outstanding PAETEC stock unit award will be assumed by PAETEC Holding and converted into a stock unit for PAETEC Holding common stock on the same terms and conditions applicable to the original unit award, including vesting and delivery provisions, without acceleration, but each unit award will represent the right to receive a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original unit award, multiplied by the PAETEC exchange ratio, rounded down to the nearest whole cent.

US LEC

At the effective time of the mergers, each then outstanding US LEC stock option and each purchase right under the US LEC ESPP will be assumed by PAETEC Holding and converted into an option or right, as applicable, to purchase a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option or warrant, multiplied by the US LEC exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the original option or warrant, divided by the US LEC exchange ratio, rounded up to the nearest whole cent, and otherwise generally on the same terms and conditions applicable to the option or warrant prior to the effect time of the mergers, without any accelerated vesting.

Resales of PAETEC Holding Common Stock

PAETEC Holding common stock issued in the mergers will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any PAETEC or US LEC stockholder who may be deemed an “affiliate” of PAETEC or US LEC under the Securities Act at the time of the PAETEC or US LEC special meetings, respectively. The shares subject to these restrictions may generally only be resold by the holders of the shares in accordance with Rule 145 under the Securities Act. PAETEC Holding expects that these stockholders will agree not to transfer any PAETEC Holding common stock received in the mergers except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act. The merger agreement requires each of PAETEC and US LEC to use reasonable best efforts to cause its stockholders who are, or are expected to be, affiliates to enter into these agreements as of the closing date. This joint proxy statement/prospectus does not cover resales of PAETEC Holding common stock received by any person upon completion of the mergers, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale. Some of the persons whose resales of PAETEC Holding common stock would be so restricted will have the benefit of specified registration rights under a registration rights agreement with PAETEC Holding. For a summary description of the registration rights agreement, see “Other Agreements and Arrangements—Registration Rights Agreement.”

REGULATORY MATTERS

To complete the mergers, US LEC and PAETEC must obtain approvals or consents from, and make filings with and observe waiting periods in connection with, a number of United States federal and state public utility, antitrust and other regulatory authorities. The material federal and state approvals, consents and filings are described below. US LEC and PAETEC are not currently aware of any other material governmental consents, approvals or filings that are required before the parties’ completion of the mergers. If additional approvals, consents and filings are required to complete the mergers, US LEC and PAETEC contemplate that they will seek or make such consents, approvals and filings.

US LEC and PAETEC will seek to complete the mergers in [                    ]. Although US LEC and PAETEC believe that they will receive the required consents and approvals and the termination of required waiting periods described below to complete the mergers, there can be no assurance as to the timing of these consents, approvals and waiting period terminations or as to US LEC’s and PAETEC’s ultimate ability to obtain these consents, approvals and waiting period terminations or any additional consents or approvals which may otherwise become necessary, or that such consents, approvals, or waiting period terminations will be obtained on terms and subject to conditions satisfactory to PAETEC, US LEC and PAETEC Holding.

Hart-Scott-Rodino Act

The mergers are subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that some acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the FTC and until the waiting periods have been terminated or have expired. The FTC granted early termination of the HSR Act waiting period on September 20, 2006. The termination of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the mergers on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed mergers or challenge the completed mergers. Neither PAETEC nor US LEC believes that the mergers will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division or the FTC will not take a different position. If the mergers are not completed within 12 months after the termination of the HSR Act waiting period, PAETEC and US LEC could be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period could have to expire or be earlier terminated before the mergers could be completed.

Federal Communications Commission

The Federal Communications Act of 1934, as amended, requires the approval of the FCC before the transfer of control of certain licenses and authorizations issued by the FCC. Both PAETEC and US LEC hold certain FCC authorizations for the provision of telecommunications services in the United States. The mergers will constitute a transfer of control to PAETEC Holding of the FCC authorizations held by US LEC and its subsidiaries. FCC approval of the transfer of control of the International 214 authorizations held by US LEC were deemed granted October 13, 2006. Public notice of the grant was issued on October 19, 2006, and interested parties have until November 20, 2006 to file a petition for reconsideration or application for review with the FCC. FCC approval of the transfer of control of the domestic 214 authorizations held by US LEC was deemed granted on October 22, 2006. Public notice of the grant was issued on October 23, 2006, and interested parties have until November 22, 2006 to file a petition for reconsideration or application for review with the FCC. Further, the FCC, upon its own motion may review the decision within 40 days of each public notice. If no petitions are filed and no action is taken by the FCC, the orders approving the transfer of control of US LEC’s FCC authorizations will become final on November 28, 2006 and December 5, 2006, respectively.

State Regulatory Approvals

US LEC and PAETEC hold certificates, licenses and service authorizations issued by the state public utility commissions of various states, which we refer to as “state PUCs.” US LEC and PAETEC have filed applications seeking approval of the mergers and notifications of the mergers with PUCs in various states where they hold authorization to provide competitive local exchange services. In addition, US LEC and PAETEC hold long distance certificates in a number of states where they are not competitive local exchange carriers, and have filed applications seeking approval of the mergers with various of these states. Applications for state PUC approvals are subject to public comment and objections of third parties. In addition to these applications, US LEC and PAETEC have filed notifications of the mergers in additional states in which they operate their respective telecommunications businesses. In some of these states, the state PUC could initiate proceedings in response to the notification. As of the date of this joint proxy statement/prospectus, the required approvals have been obtained in 14 of the 18 states for which approval is needed and the applications remain pending in the other four states for which approval is needed.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified in its entirety by reference to the complete merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. All stockholders of PAETEC and US LEC are urged to read the merger agreement carefully and in its entirety to understand the rights and obligations of PAETEC and US LEC under the merger agreement.

The Preferred Stock Repurchase and the Mergers

US LEC Preferred Stock Repurchase

Immediately before or as of the effective time of the mergers, all of the issued and outstanding shares of US LEC preferred stock, including accrued and unpaid dividends on these shares, will be repurchased by US LEC pursuant to the US LEC preferred stock repurchase agreement for cash at a purchase price that will reflect a $30 million discount from the liquidation value of these shares at the effective time of the mergers. The liquidation value of the shares will equal the sum of the stated value of these shares plus all accrued and unpaid dividends on these shares on the closing date of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price would be approximately $[266] million. The US LEC preferred stock repurchase agreement is described under “Other Agreements and Arrangements—The US LEC Preferred Stock Repurchase Agreement.”

The PAETEC Merger

At the effective time of the PAETEC merger, WC Acquisition Sub P Corp. will be merged with and into PAETEC in accordance with the DGCL. PAETEC will be the surviving corporation and will continue its corporate existence under the laws of Delaware and will succeed to and assume all of the rights and obligations of PAETEC and WC Acquisition Sub P Corp. in accordance with the DGCL. As a result of the PAETEC merger, PAETEC will become a wholly-owned subsidiary of PAETEC Holding. Immediately after the effective time of the PAETEC merger, all shares of PAETEC Holding common stock owned by PAETEC will be canceled.

The US LEC Merger

At the effective time of the US LEC merger, WC Acquisition Sub U Corp. will be merged with and into US LEC in accordance with the DGCL. US LEC will be the surviving corporation and will continue its corporate existence under the laws of Delaware and will succeed to and assume all of the rights and obligations of US LEC and WC Acquisition Sub U Corp. in accordance with the DGCL. As a result of the US LEC merger, US LEC will become a wholly-owned subsidiary of PAETEC Holding. The effective time of the PAETEC merger and the effective time of the US LEC merger will occur simultaneously.

Timing of Closing

The closing of the mergers will take place at 10:00 am, New York time, on a date to be specified by the parties, which will be no later than the second business day after satisfaction or waiver of the conditions to closing set forth in the merger agreement, other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the time of closing, unless another time or date is agreed to by the parties. The closing will be held at the offices of US LEC’s counsel in the City of New York, unless the parties agree to another place.

Merger Consideration

Cancellation of Certain PAETEC Common Stock in the PAETEC Merger

At the effective time of the PAETEC merger, each share of PAETEC common stock that is owned by PAETEC, US LEC or PAETEC Holding will automatically be canceled and no consideration will be delivered in exchange for such shares.

Conversion of PAETEC Common Stock in the PAETEC Merger

At the effective time of the PAETEC merger, each issued and outstanding share of PAETEC common stock, other than those shares to be canceled and other than dissenting shares, will be converted into the right to receive 1.623 fully paid and nonassessable shares of PAETEC Holding common stock. As described below under “—Adjustment to Exchange Ratios,” PAETEC and US LEC may agree to adjust the PAETEC exchange ratio and the US LEC exchange ratio on a proportionate basis to facilitate the listing of the PAETEC Holding common stock on the NASDAQ Global Market.

Conversion of WC Acquisition Sub P Corp. Common Stock in the PAETEC Merger

At the effective time of the PAETEC merger, each share of common stock of WC Acquisition Sub P Corp. issued and outstanding immediately before the effective time of the PAETEC merger will be converted into one share of common stock of PAETEC, as the surviving corporation in the PAETEC merger.

Cancellation of Certain US LEC Common Stock in the US LEC Merger

At the effective time of the US LEC merger, each share of US LEC common stock that is owned by US LEC, PAETEC or PAETEC Holding will automatically be canceled and no consideration will be delivered in exchange for such shares.

Conversion of US LEC Common Stock in the US LEC Merger

At the effective time of the US LEC merger, each issued and outstanding share of US LEC common stock, other than those shares to be canceled, will be converted into the right to receive one fully paid and nonassessable share of PAETEC Holding common stock. As described below under “—Adjustment to Exchange Ratios,” PAETEC and US LEC may agree to adjust the US LEC exchange ratio and the PAETEC exchange ratio on a proportionate basis to facilitate the listing of the PAETEC Holding common stock on the NASDAQ Global Market.

Conversion of WC Acquisition Sub U Corp. Common Stock in the US LEC Merger

At the effective time of the US LEC merger, each share of the common stock of WC Acquisition Sub U Corp. issued and outstanding immediately before the effective time of the US LEC merger will be converted into one share of common stock of US LEC, as the surviving corporation in the US LEC merger.

Cash in Lieu of Fractional Shares

PAETEC Holding will not issue any fractional shares of its common stock upon the surrender of any certificates. Holders of shares of PAETEC common stock and US LEC common stock will receive an amount of cash, rounded to the nearest whole cent, in lieu of fractional shares equal to the product of the fractional share interest which such holder would otherwise receive, after aggregating all shares of PAETEC Holding common stock that would otherwise be received by such holder, multiplied by the average of the closing prices of one share of US LEC common stock on the NASDAQ Global Market for the five consecutive trading days immediately before the closing date.

Assumption and Conversion of Options, Warrants and Other Rights

At the effective time of the mergers, each then outstanding option, warrant or purchase right to acquire PAETEC common stock or US LEC common stock, whether or not vested or exercisable at that time, will be assumed by PAETEC Holding and converted into an option, warrant or purchase right, as applicable, to purchase PAETEC Holding common stock on the same terms and conditions applicable to such option, warrant or right in effect before the mergers, including existing vesting and exercisability provisions without any acceleration, except that:

•	each assumed PAETEC or US LEC option, warrant or purchase right, as applicable, will be exercisable for that number of whole shares of PAETEC Holding common stock which is equal to the product of the number of shares of PAETEC common stock or US LEC common stock subject to the assumed option, warrant or purchase right multiplied by the applicable PAETEC or US LEC exchange ratio, rounded down to the nearest whole share;

•	the per share exercise price of each assumed option and warrant will equal the quotient determined by dividing the per share exercise price of the shares of PAETEC common stock or US LEC common stock subject to each assumed option or warrant, as applicable, by the PAETEC or US LEC exchange ratio, rounded up to the nearest whole cent;

•	with respect to each assumed PAETEC warrant, completion of the mergers will be deemed an “initial public offering” for purposes of the exercisability of the warrant; and

•	the purchase price and number of shares issuable pursuant to purchase rights outstanding under the US LEC ESPP will be adjusted to give effect to the US LEC exchange ratio in the manner provided in that plan.

The conversion of any PAETEC or US LEC option intended to be an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code into an option to purchase PAETEC Holding common stock, and the conversion of a US LEC purchase right into a purchase right with respect to PAETEC Holding common stock, will be made so as not to constitute a “modification” of such PAETEC option, US LEC option or US LEC purchase right within the meaning of Section 424 of the Internal Revenue Code.

At the effective time, each outstanding award of stock units relating to PAETEC common stock will be assumed by PAETEC Holding and converted into stock units relating to PAETEC Holding common stock on the same terms and conditions applicable to such assumed unit award immediately before the mergers, including existing vesting and delivery provisions without any acceleration, except that each unit award will represent the right to receive a number of whole shares of PAETEC Holding common stock equal to the product of the number of shares of PAETEC common stock subject to the assumed stock unit multiplied by the PAETEC exchange ratio, rounded down to the nearest whole share.

As of September 30, 2006, the following options, warrants, stock units and other rights to acquire shares of PAETEC common stock and US LEC common stock were outstanding:

Right	Shares of PAETEC Common Stock Subject to Rights	Shares of US LEC Common Stock Subject to Rights
Options	13,075,578	5,252,527
Warrants	395,666	2,684,813
Stock Units	4,552,834	—
Purchase Plan Rights	—	278,162
Deferred Share Rights	3,400,000	—

Procedures for Exchange of Share Certificates; Fractional Shares

PAETEC Holding will choose an exchange agent reasonably satisfactory to PAETEC and US LEC. Promptly after the effective time of the mergers, and in any event within ten business days of the effective time of the mergers, the exchange agent will mail to each holder of record of PAETEC common stock and US LEC common stock immediately before the effective time of the mergers the following:

•	a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to certificates representing shares of PAETEC common stock or US LEC common stock will pass, only upon delivery of the certificates to the exchange agent and will be in such form and have such other provisions that are reasonably satisfactory to PAETEC and US LEC; and

•	instructions for surrendering the certificates in exchange for certificates representing whole shares of PAETEC Holding common stock, cash in lieu of any fractional shares and any dividends or other distributions payable.

A holder will be required to surrender a certificate for cancellation to the exchange agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the exchange agent. Upon a proper surrender, the holder will be entitled to receive in exchange for such certificates that number of whole shares of PAETEC Holding common stock, after taking into account all certificates surrendered by such holder, to which such holder is entitled pursuant to the merger agreement, payment by cash or check in lieu of fractional shares and any other dividends or distributions payable. In the event of a transfer of ownership of PAETEC common stock or US LEC common stock that is not registered in the transfer records of PAETEC or US LEC, as the case may be, a certificate representing the proper number of shares of PAETEC Holding common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered if such certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance will pay any transfer or other taxes required by reason of the issuance of shares of PAETEC Holding common stock to a person other than the registered holder of such certificate or establish to the reasonable satisfaction of PAETEC Holding that such taxes have been paid or are not applicable.

Until properly surrendered, each PAETEC certificate and each US LEC certificate will be deemed at any time after the effective time of the applicable merger, as the case may be, to represent only the right to receive the consideration upon such surrender which the holder has the right to receive, cash in lieu of fractional shares and any other dividends or distributions payable. Holders of unsurrendered certificates, however, will be entitled to vote after the effective time of the mergers at any meeting of PAETEC Holding stockholders that number of whole shares of PAETEC Holding common stock represented by such certificates, regardless of whether such holders have exchanged their certificates. No interest will be paid or will accrue on any cash amount payable to holders of certificates for fractional shares or dividends or other distributions.

Calculation of PAETEC Exchange Ratio

The merger agreement fixes the PAETEC exchange ratio at 1.623 and the US LEC exchange ratio at 1.000, subject to the limited adjustment provisions described below. PAETEC and US LEC negotiated the PAETEC exchange ratio on the basis of the companies’ agreement that:

•	immediately following the mergers and taking into account outstanding options, warrants and other rights to acquire PAETEC common stock and US LEC common stock in the future, existing stockholders and other securityholders of PAETEC would own approximately 66.7% of PAETEC Holding and existing stockholders and other securityholders of US LEC would own approximately 33.3% of PAETEC Holding; and

•	the calculation of these ownership percentages would be based on an agreed upon “market price” of $3.47 price per share for the US LEC common stock, which was the closing sale price of the US LEC common stock on the NASDAQ Global Market on July 27, 2006, and a retroactively determined “equivalent price” per share of PAETEC common stock of $5.63, which was determined by multiplying the US LEC price per share of $3.47 by the then to-be-determined PAETEC exchange ratio.

PAETEC and US LEC used a modified version of the treasury stock method of accounting to determine which of the outstanding rights to acquire the companies’ common stock they would consider as effectively outstanding for purposes of fixing the exchange ratios. Under this method, PAETEC and US LEC first determined the number of shares subject to issuance pursuant to outstanding options, warrants, stock units and other rights at a purchase price of less than the $3.47 market price per share, with respect to US LEC rights, or the $5.63 equivalent price per share, with respect to PAETEC rights. PAETEC and US LEC then subtracted from the number of shares of PAETEC common stock and from the number of shares of US LEC common stock subject to these identified in-the-money rights, a number of shares, as applicable, equal to the total purchase price for the shares subject to the identified in-the-money rights divided by the $3.47 market price per share, with respect to US LEC rights, or the $5.63 equivalent price per share, with respect to PAETEC rights. The resulting shares are referred to below as the “net in-the-money shares.”

PAETEC and US LEC then added the number of net in-the-money PAETEC shares, or approximately 12.0 million shares of PAETEC common stock, to the number of actually outstanding shares of PAETEC common stock, and added the number of net in-the-money US LEC shares, or approximately 3.3 million shares of US LEC common stock, to the number of actually outstanding shares of US LEC common stock. On the foregoing basis, for the purpose of the exchange ratio calculations, the total number of PAETEC shares deemed to be outstanding was determined to be approximately 42.1 million shares and the number of US LEC shares deemed to be outstanding was determined to be approximately 34.1 million shares.

To obtain the agreed post-merger ownership by US LEC securityholders of 33.3% of PAETEC Holding and by PAETEC securityholders of 66.7% of PAETEC Holding, the companies first fixed the US LEC exchange ratio at 1.000, which would result in the issuance of 34.1 million PAETEC Holding common shares to US LEC securityholders and would require the issuance of 68.3 million PAETEC Holding common shares to PAETEC securityholders for PAETEC to obtain the agreed post-merger ownership of 66.7% of PAETEC Holding. The companies accordingly determined that holders of each of the approximately 42.1 million shares of PAETEC common stock deemed to be outstanding would need to receive 1.623 shares of PAETEC Holding common stock for each PAETEC common share deemed to be held for PAETEC securityholders to obtain the agreed post-merger ownership of 66.7% of PAETEC Holding.

The actual number of shares of PAETEC Holding common stock that will be issued after the mergers upon the vesting or exercise of the foregoing rights can and will vary from the number deemed issuable in determining the PAETEC exchange ratio. Some of the affected rights may be forfeited for various reasons, including the failure by holders to satisfy vesting conditions. In addition, the estimates by PAETEC and US LEC of shares issuable pursuant to the rights assumed, among other matters, cashless exercises of such rights, which will not occur with respect to some of these rights and may or may not occur with respect the remainder of these rights.

The number of shares of PAETEC Holding common stock issuable at the effective time of the mergers will be based solely on the shares of PAETEC common stock and US LEC common stock actually outstanding immediately before the effective time. As a result, the allocation of PAETEC Holding common stock between holders of PAETEC common stock, on the one hand, and holders of US LEC common stock, on the other hand, immediately after the mergers will differ materially from the foregoing ownership percentages of 66.7% for PAETEC securityholders and 33.3% for US LEC securityholders. Based on a PAETEC exchange ratio of 1.623 and a US LEC exchange ratio of 1.000 and the number of shares of PAETEC and US LEC common stock actually outstanding as of September 30, 2006:

•	holders of PAETEC common stock will own approximately 49.0 million shares of PAETEC Holding common stock immediately following the mergers, which will represent approximately 61% of the then outstanding shares of PAETEC Holding common stock; and

•	holders of US LEC common stock will own approximately 31.9 million shares of PAETEC Holding common stock immediately following the mergers, which will represent approximately 39% of the then outstanding shares of PAETEC Holding common stock.

Adjustment to Exchange Ratios

If the mergers are completed, it is expected that PAETEC stockholders will receive 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock they hold and that US LEC stockholders will receive 1.000 share of PAETEC Holding common stock for each share of US LEC common stock they hold. Under the merger agreement, PAETEC and US LEC could agree to adjust these exchange ratios on a proportionate basis to facilitate the listing of PAETEC Holding common stock on the NASDAQ Global Market. This listing or, alternatively, a listing on the NASDAQ Stock Market is a condition to completion of the mergers.

For its common stock to be listed on the NASDAQ Global Market, the PAETEC Holding common stock must satisfy the $5.00 per share minimum bid price requirement under the NASDAQ Global Market’s initial listing standards. PAETEC and US LEC believe that the NASDAQ Stock Market will consider the trading performance of the US LEC common stock on the NASDAQ Global Market leading up to the closing of the mergers in evaluating PAETEC Holding’s ability to meet the minimum bid price requirement, but the PAETEC Holding common stock must actually trade at or above $5.00 per share for the first trading day following the effective time in order to meet the minimum bid price requirement. From August 14, 2006 through the last trading day before the date of this joint proxy statement/prospectus, the closing bid price per share of the US LEC common stock on the NASDAQ Global Market ranged from a low of $             to a high of $            . The closing bid price per share of the US LEC common stock on the NASDAQ Global Market on the last trading day before the date of this joint proxy statement/prospectus was $            .

In accordance with the merger agreement, PAETEC and US LEC will review together the trading prices of the US LEC common stock with a view to assessing the ability of PAETEC Holding common stock to satisfy the minimum bid price requirement. If, based on these trading prices, it appears reasonably likely that the trading prices of the PAETEC Holding common stock would appear to fail to meet the minimum bid price requirement, PAETEC and US LEC are required to reduce both the PAETEC exchange ratio and the US LEC exchange ratio. Such a reduction to the exchange ratios will decrease the total number of shares of PAETEC Holding common stock to be issued in the mergers and thereby increase the expected trading prices for the PAETEC Holding common stock to a level that PAETEC and US LEC consider reasonably sufficient to meet the minimum bid price requirement. PAETEC and US LEC would implement any reduction in the exchange ratios in a manner that would maintain the relative proportionate interests of the holders of the PAETEC common stock and the US LEC common stock in the PAETEC Holding common stock immediately following the effective time of the mergers as intended by the merger agreement and as described above.

For purposes of illustration only, the following table shows the effects of a range of exchange ratios adjustments that could be made under the merger agreement on the number of shares of PAETEC Holding common stock that would be issuable as merger consideration to holders of PAETEC common stock and holders of US LEC common stock pursuant to the mergers. The information shown is based on the number of shares of PAETEC common stock and US LEC common stock outstanding as of September 30, 2006:

	Shares of Common Stock Outstanding at September 30, 2006	Target Decrease in Outstanding Shares of PAETEC Holding	Adjusted Exchange Ratios	Shares of PAETEC Holding Common Stock to be Outstanding at Closing	Percentage Ownership of PAETEC Holding at Closing
PAETEC Stockholders	30,168,997	0%	1.623	48,964,282	60.52%
US LEC Stockholders	31,942,745	0%	1.000	31,942,745	39.48%

PAETEC Stockholders	30,168,997	10%	1.461	44,067,854	60.52%
US LEC Stockholders	31,942,745	10%	0.900	28,748,471	39.48%

PAETEC Stockholders	30,168,997	20%	1.298	39,171,426	60.52%
US LEC Stockholders	31,942,745	20%	0.800	25,554,196	39.48%

PAETEC Stockholders	30,168,997	30%	1.136	34,274,997	60.52%
US LEC Stockholders	31,942,745	30%	0.700	22,359,922	39.48%

The merger agreement provides that PAETEC and US LEC may make more than one adjustment to the PAETEC exchange ratio and the US LEC exchange ratio and does not impose a limit on the range of adjustments that may be made. PAETEC and US LEC will determine whether any such adjustment should be made before the special meeting of PAETEC stockholders and the special meeting of US LEC stockholders, and may make any such adjustment even if such an adjustment would require a postponement of either special meeting. In the event that they make any such adjustment, PAETEC and US LEC will promptly issue a press release, and US LEC and PAETEC Holding will each file with the SEC a Current Report on Form 8-K, providing details about the adjustment.

If it is not reasonably practicable to list the PAETEC Holding common stock on the NASDAQ Global Market, PAETEC and US LEC may satisfy the listing condition to completion of the mergers by causing PAETEC Holding to list its common stock on the NASDAQ Capital Market. The initial listing standards of the NASDAQ Capital Market include a $4.00 per share minimum bid price requirement. If any reduction in exchange ratios as described above is not sufficient to permit PAETEC Holding to satisfy the NASDAQ Global Market’s minimum trading price test, PAETEC and US LEC are required to use their reasonable best efforts to cause PAETEC Holding to satisfy the initial listing standards of the NASDAQ Capital Market.

Conditions to the Completion of the Mergers

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both PAETEC and US LEC:

•	the vote of PAETEC stockholders adopting the merger agreement and approving the transactions contemplated thereby and any other matters required by applicable laws to be submitted to PAETEC stockholders other than, to the extent applicable, the new equity plan;

•	the vote of US LEC stockholders adopting the merger agreement and approving the transactions contemplated thereby and approving the charter amendment proposal and any other matters required by applicable laws to be submitted to US LEC stockholders, other than the new equity plan;

•	the absence of governmental action preventing the completion of the transactions contemplated by the merger agreement;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

•	the authorization for listing on the NASDAQ Global Market, or if listing on the NASDAQ Global Market is not reasonably practicable, the NASDAQ Capital Market of the PAETEC Holding common stock, including the shares that will be issuable pursuant to the mergers;

•	the truth and accuracy of the representations and warranties of the other party, except where such failure to be true and accurate would not have a material adverse effect;

•	the performance in all material respects of the other party’s obligations under the merger agreement;

•	the receipt by such party of a tax opinion from such party’s legal counsel;

•	the termination or expiration of the applicable waiting periods under the HSR Act, and the receipt of any approvals under the HSR Act;

•	the receipt of all other regulatory approvals, including the authorization for the completion of the mergers required to be obtained from the FCC and approvals required to be obtained from state regulatory bodies;

•	the receipt of other required approvals, unless failure to obtain them would not have a material adverse effect on PAETEC Holding, PAETEC, US LEC and their respective subsidiaries, taken as a whole after giving effect to the mergers;

•	the receipt by such party of the required closing certificate from the other party; and

•	the absence of any change, event, circumstance or effect that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the other party and its subsidiaries, taken as a whole.

The merger agreement contains other closing conditions, including the following conditions that apply to the obligations of both PAETEC and US LEC:

•	as of or concurrently with the closing, the repurchase by US LEC of each issued and outstanding share of US LEC preferred stock;

•	as of or concurrently with the closing, the receipt by PAETEC Holding of financing in an amount sufficient, together with cash on hand, to refinance all of the senior secured indebtedness of PAETEC and US LEC to the extent provided in the merger agreement and to enable US LEC to complete the US LEC preferred stock repurchase, and the application of such proceeds to refinance such indebtedness and to repurchase the US LEC preferred stock;

•	the demand by holders of no greater than 15% of the issued and outstanding shares of PAETEC common stock of appraisal for such shares in accordance with the DGCL, excluding any demand by holders of PAETEC common stock that fail to perfect, withdraw or otherwise lose the right to appraisal;

•	the constitution of the board of directors of PAETEC Holding as listed in the section of this joint proxy statement/prospectus entitled “Management of PAETEC Holding after the Mergers”; and

•	the receipt by such party of a communications regulatory opinion from such party’s legal counsel.

With some exceptions, PAETEC and US LEC each generally may waive conditions that apply to its closing obligations under the merger agreement, except that, under the US LEC preferred stock repurchase agreement, neither PAETEC nor US LEC may waive the condition requiring the repurchase of the US LEC preferred stock without the written consent of each holder of US LEC preferred stock.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the mergers, whether before or after approval of the matters presented at the special meetings in connection with the mergers for a vote by the PAETEC stockholders or the US LEC stockholders, by mutual written consent of PAETEC and US LEC and, in the following circumstances, by either PAETEC or US LEC:

•	if the mergers are not completed by February 7, 2007, which we refer to as the “outside date,” except that if, as of the outside date, all conditions to closing that are not to be satisfied by action taken at the closing have been satisfied or waived, other than the conditions regarding required regulatory approvals, then the outside date may be extended at the election of either PAETEC or US LEC to a date not later than May 8, 2007, and except that this right to terminate the merger agreement will not be available to any party whose failure to perform any of its obligations under the merger agreement has been the cause of the mergers not occurring on or before the outside date;

•	if the PAETEC stockholders do not adopt the merger agreement and approve the transactions contemplated thereby and approve any other matters required by applicable laws to be submitted to PAETEC stockholders, except for the approval of the new equity plan to the extent applicable, at the special meeting of PAETEC stockholders at which the vote to obtain such approval was taken, with such adoption and approvals referred to as the “PAETEC stockholder approval”;

•	if the US LEC stockholders do not adopt the merger agreement and approve the transactions contemplated thereby or approve the charter amendment proposal and any other matters required by applicable laws to be submitted to US LEC stockholders, except for the approval of the new equity plan, at the special meeting of US LEC stockholders at which the vote to obtain such approval was taken, with such adoption and approvals (including the approval of the new equity plan) referred to as the “US LEC stockholder approval”;

•	if any final and nonappealable order or other action by any governmental entity permanently prevents the completion of either of the mergers, except that this right to terminate the merger agreement will not be available to a party whose failure to use its reasonable best efforts to do all things necessary to complete the mergers and the other transactions contemplated by the merger agreement, subject to specified exceptions, has caused the action by the governmental entity;

•	upon a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement, or if any representation or warranty of the other party has become untrue, in either case so that the conditions with respect to the truth and accuracy of the representations and warranties of the other party or the performance in all material respects of the other party’s obligations would not be satisfied as of the time of the breach or as of the time the representation or warranty has become untrue, except that if the failure to satisfy the conditions is curable on or before the outside date, then this termination right, which we refer to as a “termination due to breach,” applies only upon the failure of the other party to cure the breach in all material respects within 30 days after written notice of the breach has been received by the other party or, if the breach could not reasonably be expected to be cured within 30 days, then this termination right applies only if the other party does not promptly commence an action to cure the breach after receipt of notice and diligently prosecute the cure to completion as promptly as practicable and in no event later than the outside date;

•	at any time before the US LEC stockholder approval or the PAETEC stockholder approval, respectively, if the other party, the other party’s board of directors or any committee thereof, for any reason, has:

•	failed to call or hold the other party’s special meeting of stockholders;

•	failed to include in this joint proxy statement/prospectus its recommendation that the other party’s stockholders adopt the merger agreement and approve the transactions contemplated thereby and, in the case of the recommendation to US LEC’s stockholders, approve the charter amendment proposal;

•	failed to reconfirm its recommendation within ten calendar days of receipt of a written request from the terminating party to do so following the making, or public announcement, of a proposal, offer or indication of interest relating to any “acquisition,” as defined in the merger agreement, with respect to the other party by a third party;

•	effected a “change of recommendation,” as defined in the merger agreement;

•	approved or recommended any “alternative transaction,” as defined in the merger agreement; or

•	failed, within ten business days after any tender or exchange offer relating to the common stock of the other party commenced by any third person has been first published or given, to have sent to its securityholders a statement disclosing that the board of directors of the other party recommends rejection of the tender offer or exchange offer; or

•	at any time before the PAETEC stockholder approval or the US LEC stockholder approval, respectively, if:

•	the board of directors of the terminating party authorizes the terminating party, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a “superior proposal,” as defined in the merger agreement, for the terminating party and the terminating party notifies the other party in writing that it intends to enter into such an agreement, attaching the most current version of the agreement or a description of all material terms and conditions thereof to the notice;

•	within two business days of receipt of the written notice, the other party does not make an offer that the board of directors of the terminating party determines, in good faith after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the terminating party’s stockholders as the superior proposal; and

•	at or before any termination pursuant to this termination right, which we refer to as a “superior proposal termination,” the terminating party pays to the other party the applicable termination fee, as described under “—Termination Fees”.

The merger agreement defines an “acquisition” to mean any of the following transactions, other than the mergers:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving a party to the merger agreement pursuant to which the stockholders of the party immediately preceding the transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity or any direct or indirect parent of the entity;

•	a sale or other disposition by a party or any of its subsidiaries of assets representing in excess of 40% of the aggregate fair market value of the consolidated assets of the party and its subsidiaries immediately before such sale; and

•	the direct or indirect acquisition by any person or group of persons of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the party.

The merger agreement defines a “change of recommendation” to mean the withholding, withdrawal, amendment or qualification of the board of directors’ recommendation in favor of the PAETEC stockholder approval matters, in the case of PAETEC, and the US LEC stockholder approval matters, in the case of US LEC, and, in the case of a tender or exchange offer made directly to PAETEC’s stockholders or US LEC’s stockholders, a recommendation that PAETEC’s stockholders or US LEC’s stockholders accept the tender or exchange offer.

The merger agreement defines an “alternative transaction” to mean any of the following:

•	a transaction pursuant to which any person or group of persons, directly or indirectly, acquires or would acquire more than 20% of the outstanding voting power of PAETEC common stock or US LEC voting securities, as applicable;

•	a transaction pursuant to which any person or group of persons acquires or would acquire control of assets of PAETEC or US LEC or any of their respective subsidiaries representing more than 20% of the fair market value of all of the assets, net revenues or net income of PAETEC and its subsidiaries, taken as a whole, or US LEC and its subsidiaries, taken as a whole, immediately before the transaction; or

•	any other merger, share exchange, consolidation, business combination, recapitalization or similar transaction, other than the mergers, involving PAETEC or US LEC or any of their respective subsidiaries, as applicable, as a result of which the holders of shares of PAETEC common stock or US LEC voting securities, respectively, immediately before the transaction would not, in the aggregate, own more than 80% of the outstanding voting power of the surviving or resulting entity in the transaction immediately after its completion, in each case other than the transactions contemplated by the merger agreement.

The merger agreement defines “superior proposal” with respect to a party to mean an unsolicited, bona fide written proposal regarding a possible alternative transaction made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, all or substantially all of the assets of such party or over 50% of the outstanding voting securities of such party and as a result of which the stockholders of such party immediately preceding the transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction or its ultimate parent, which the board of directors of such party has in good faith determined to be more favorable, from a financial point of view, to such party’s stockholders in their capacities as stockholders, than the terms of the merger agreement, as it may be proposed to be amended by the other party, and to be reasonably capable in feasibility and certainty of being completed on the terms proposed. The board of directors must make its good faith determination after taking into account, among other things, its consultation with outside legal counsel and a financial advisor of national reputation.

Termination Fees

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in intentional breach of any representation, warranty, covenant or agreement contained in the merger agreement. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial, specific performance and third-party beneficiaries, as well as the confidentiality agreement entered into between PAETEC and US LEC, will continue in effect notwithstanding termination of the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee, which will be payable only once, as described below:

US LEC will be obligated to pay to PAETEC, concurrently with termination, a termination fee equal to the sum of $3.0 million plus up to $500,000 for reimbursement of the reasonable out-of-pocket expenses incurred by PAETEC in connection with the transactions contemplated by the merger agreement. This termination fee, which we refer to as the “US LEC termination payment,” will become payable by US LEC if the merger agreement is terminated in any of the following circumstances:

•	by US LEC pursuant to a superior proposal termination;

•	by PAETEC because US LEC, the US LEC board of directors or any board committee fails to call or hold the US LEC special meeting;

•	by PAETEC because US LEC, the US LEC board of directors or any board committee effects a change of recommendation; or

•	by PAETEC because US LEC, the US LEC board of directors or any board committee approves or recommends any alternative transaction.

US LEC also will be obligated to pay the US LEC termination payment if the merger agreement is terminated in any of the following circumstances:

•	by either party because the US LEC stockholder approval, except for approval of the new equity plan, is not obtained at the special meeting of US LEC stockholders;

•	by PAETEC pursuant to a termination due to breach;

•	by PAETEC because US LEC, the US LEC board of directors or any board committee fails to reconfirm its recommendation that US LEC’s stockholders adopt the merger agreement and approve the transactions contemplated thereby and approve the charter amendment proposal within ten days of receipt of a written request from PAETEC following the making, or public announcement, of a proposal, offer or indication of interest relating to any acquisition with respect to US LEC by a third party; or

•	by PAETEC because US LEC, the US LEC board of directors or any board committee fails, within ten business days after any tender or exchange offer relating to the US LEC common stock that is commenced by any third person is first published or given, to send to its securityholders a statement disclosing that the board of directors of US LEC recommends rejection of the tender offer or exchange offer; and

in each case, if:

•	at any time after the signing of the merger agreement and before the termination, any person makes to US LEC or its stockholders, or publicly announces, a proposal, offer or indication of interest relating to any acquisition with respect to US LEC, and

•	within 12 months of the date of the termination, an acquisition of US LEC is completed by such person or its affiliate or another person, or US LEC enters into an agreement providing for an acquisition of US LEC by such person or its affiliate or another person.

In the event of any such termination, the US LEC termination payment will become payable concurrently with the earlier of the completion of such acquisition or the execution of such agreement.

PAETEC will be obligated to pay to US LEC, concurrently with termination, a termination fee equal to the sum of $6.0 million plus up to $500,000 for reimbursement of the reasonable out-of-pocket expenses incurred by US LEC in connection with the transactions contemplated by the merger agreement. This termination fee, which we refer to as the “PAETEC termination payment,” will become payable by PAETEC if the merger agreement is terminated in any of the following circumstances:

•	by PAETEC pursuant to a superior proposal termination;

•	by US LEC because PAETEC, the PAETEC board of directors or any board committee fails to call or hold the PAETEC special meeting;

•	by US LEC because PAETEC, the PAETEC board of directors or any board committee effects a change of recommendation; or

•	by US LEC because PAETEC, the PAETEC board of directors or any board committee approves or recommends any alternative transaction.

PAETEC also will be obligated to pay the PAETEC termination payment if the merger agreement is terminated in any of the following circumstances:

•	by either party because the PAETEC stockholder approval is not obtained at the special meeting of PAETEC stockholders;

•	by US LEC pursuant to a termination due to breach;

•	by US LEC because PAETEC, the PAETEC board of directors or any board committee fails to reconfirm its recommendation that PAETEC’s stockholders adopt the merger agreement and approve the transactions contemplated thereby within ten days of receipt of a written request from US LEC following the making, or public announcement, of a proposal, offer or indication of interest relating to any acquisition with respect to PAETEC by a third party; or

•	by US LEC because PAETEC, the PAETEC board of directors or any board committee fails, within ten business days after any tender or exchange offer relating to the PAETEC common stock commenced by any third person is first published or given, to send to its securityholders a statement disclosing that the board of directors of PAETEC recommends rejection of such tender offer or exchange offer; and

in each case, if

•	at any time after the signing of the merger agreement and before the termination, any person makes to PAETEC or its stockholders, or publicly announces, a proposal, offer or indication of interest relating to any acquisition with respect to PAETEC, and

•	within 12 months of the date of the termination, an acquisition of PAETEC is completed by such person or its affiliate or another person, or PAETEC enters into an agreement providing for an acquisition of PAETEC by such person or its affiliate or another person,

In the event of any such termination, the PAETEC termination payment will become payable concurrently with the earlier of the completion of such acquisition or the execution of such agreement.

Reasonable Best Efforts to Obtain Required Stockholder Votes

Each of PAETEC and US LEC has agreed to take all lawful action to give notice of, convene and hold a meeting of its stockholders as promptly as practicable for the purpose of considering the PAETEC stockholder approval matters or the US LEC stockholder approval matters, respectively. In addition, each of PAETEC and US LEC has agreed to use its reasonable best efforts to obtain from its stockholders the required stockholder vote in favor of the PAETEC stockholder approval matters or the US LEC stockholder approval matters, respectively.

No Solicitation

PAETEC and US LEC have agreed that from the time of the execution of the merger agreement until the completion of the mergers or the termination of the merger agreement, subject to customary exceptions, neither they or their subsidiaries nor any officer, director, employee, agent or representative, including any investment banker, financial advisor, attorney, accountant or other retained advisor, of PAETEC or US LEC will directly or indirectly take any of the following actions:

•	solicit, initiate or encourage or knowingly facilitate, including by way of furnishing information or entering into any agreements, arrangements or understandings, or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, business combination, sale of assets, sale of shares of capital stock, including by way of a tender offer, or similar transactions involving PAETEC or US LEC or any of their respective subsidiaries that, if completed, would reasonably be expected to constitute an alternative transaction;

•	participate in any discussions or negotiations regarding any alternative transaction;

•	enter into any agreement regarding any alternative transaction;

•	approve an alternative transaction; or

•	make a change of recommendation.

Notwithstanding these no-solicitation restrictions, PAETEC and US LEC are permitted to furnish nonpublic information to a person making an unsolicited, bona fide written proposal with respect to an alternative transaction that is reasonably likely to be a superior proposal and participate in discussions and negotiations with respect to such superior proposal, if and to the extent that the board of directors of PAETEC or US LEC, as applicable, concludes in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to stockholders under applicable laws, the person making the proposal executes a confidentiality and standstill agreement and PAETEC or US LEC, as applicable, provides two days’ prior written notice of the taking of such action. The merger agreement requires that PAETEC and US LEC notify each other of receipt of any proposal with respect to an alternative transaction.

The merger agreement also permits the board of directors of PAETEC or US LEC, as the case may be, to make a change of recommendation in response to the receipt of an unsolicited, bona fide written proposal with respect to an alternative transaction that is determined to be a superior proposal, if the following conditions are satisfied:

•	the superior proposal has not been withdrawn and continues to be a superior proposal;

•	the PAETEC stockholder approval or the US LEC stockholder approval, as applicable, has not occurred;

•	PAETEC or US LEC, as applicable, has provided to the other party four business days’ prior written notice in which it states expressly that it intends to effect a change of recommendation and, during such period, if requested by the other party, has engaged in good faith negotiations so that the other party is able to make a revised proposal to amend the merger agreement such that the superior proposal would no longer constitute a superior proposal; and

•	the board of directors of PAETEC or US LEC, as applicable, has determined in good faith, after consultation with its outside legal counsel, that, in light of the superior proposal, the failure of the board of directors to effect a change of recommendation is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under applicable laws.

The merger agreement required both PAETEC and its subsidiaries, and US LEC and its subsidiaries, to cease and terminate any discussions or negotiations with any persons existing at the time of the execution of the merger agreement and use reasonable best efforts to cause all persons other than PAETEC or US LEC who have been furnished confidential information regarding PAETEC or US LEC in connection with the solicitation of or discussions regarding a proposal with respect to an alternative transaction within the 12 months before the date of the signing of the merger agreement to promptly return or destroy such information. In addition, PAETEC and US LEC have agreed not to, and to cause their respective subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which PAETEC or US LEC or their respective subsidiaries is or may become a party.

PAETEC and US LEC are required to use their reasonable best efforts to inform their respective representatives of the no-solicitation restrictions contained in the merger agreement.

Conduct of Business

PAETEC and US LEC have undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the mergers. In general, each of PAETEC and US LEC has agreed to maintain its existence in good standing under applicable laws, to conduct its operations only in the ordinary and usual course of business consistent with past practice, to use commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of it and its subsidiaries, and to preserve the current relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations to the extent reasonably necessary to preserve substantially intact its business organization.

In addition, between the date of the merger agreement and the effective time of the mergers, each of PAETEC and US LEC has agreed to various specific restrictions relating to the conduct of its business, including the following, subject in each case to exceptions specified in the merger agreement or previously disclosed in writing as provided in the merger agreement:

•	amendments or changes to its certificate of incorporation or bylaws or equivalent organizational documents;

•	the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock or other equity interests or the authorization of any such acts;

•	the declaration or payment of dividends or other distributions, other than specified ordinary course dividends or other distributions;

•	the entry into or amendment of any agreements regarding the voting or registration of capital stock;

•	the reclassification, combination, split or subdivision of any of its capital stock or the issuance of any other securities in substitution for shares of its capital stock;

•	the acquisition of its capital stock, other equity interests or other securities;

•	the incurrence or guarantee of indebtedness for borrowed money;

•	the termination or any material change in specified types of material contracts of either company, where such termination or change would have an adverse effect on either of the companies and their subsidiaries;

•	the entry into or amendment of specified types of contracts, based on dollar amounts specified in the merger agreement;

•	the authorization of any loan to any person, other than a subsidiary, outside the ordinary course of business;

•	changes in employee benefits and compensation of directors, executive officers and employees of either company;

•	grants of specified rights to severance or termination pay;

•	changes in accounting policies or procedures, except as required by generally accepted accounting principles or by a governmental entity;

•	changes with regard to taxes, except as required by applicable laws;

•	actions to write up, write down or write off the book value of any assets, individually or in the aggregate;

•	the acquisition or disposition of assets, operations, business or securities;

•	the engagement in any merger, consolidation or other business combination with any person;

•	the payment, discharge, settlement or satisfaction of any material claims, liabilities, obligations or litigation;

•	the making of any material change in the conduct of business of either of the companies; and

•	the entry into any non-competition contract or other contract that purports to limit either the type of business in which PAETEC or its subsidiaries, or US LEC or its subsidiaries, may engage or the manner or locations in which any of them may so engage in any business.

Other Covenants and Agreements

Expenses. Each company has agreed to pay its own fees and expenses incurred in connection with the mergers and the merger agreement, except that PAETEC has agreed to pay two-thirds, and US LEC has agreed to pay one-third, of any expenses incurred in connection with the filing, printing and mailing of the registration statement of which this document forms a part, the filing of all notices or petitions for regulatory approval required by the FCC and relevant state public service or public utility commissions or similar state regulatory bodies, and the filing of pre-merger notification and report forms under the HSR Act.

Other Covenants and Agreements. The merger agreement contains other covenants and agreements, including covenants relating to the following:

•	cooperation between PAETEC and US LEC in the preparation of this document;

•	timeliness in holding stockholders’ meetings to propose and approve the PAETEC stockholder approval matters and the US LEC stockholder approval matters and the recommendation of the boards of directors of PAETEC and US LEC that stockholders vote in favor of the proposals;

•	confidentiality and access by each of PAETEC and US LEC to specified information about the other party during the period before the effective time of the mergers;

•	joint consultation between PAETEC and US LEC with respect to any public statements regarding the mergers;

•	cooperation between PAETEC and US LEC to obtain, and to keep each other apprised of the status of, all governmental approvals and consents required to complete the mergers;

•	cooperation between PAETEC and US LEC in the preparation of all returns or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by the merger agreement;

•	PAETEC Holding’s use of reasonable best efforts to cause the PAETEC Holding common stock, including the shares issuable pursuant to the mergers, to be authorized for listing on the NASDAQ Global Market or, if such listing is not reasonably practicable, the NASDAQ Capital Market;

•	use of reasonable best efforts to cause the PAETEC merger together with the US LEC merger to qualify as an integrated series of transfers under Section 351 of the Internal Revenue Code and the refraining from taking actions that would result in the failure of the mergers to so qualify;

•	use of reasonable best efforts to satisfy the conditions contained in the commitment letter for the financing to be obtained as a condition to the mergers; and

•	adoption of the new equity plan by PAETEC Holding and PAETEC.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties, many of which are qualified by materiality, made by each of PAETEC and US LEC to the other. The representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, approval of the merger agreement by the parties’ boards of directors and voting requirements to complete the mergers;

•	filings, or the inapplicability of requirements to make filings, with the SEC;

•	required filings or consents of other governmental entities;

•	accuracy of financial statements;

•	accuracy of information supplied or to be supplied in the registration statement of which this document forms a part;

•	absence of specified changes or events;

•	compliance with applicable laws and validity of permits;

•	labor and other employment matters;

•	benefit plans;

•	tax matters;

•	absence of undisclosed interested party transactions;

•	environmental matters;

•	intellectual property matters;

•	compliance with communications laws;

•	in the case of PAETEC, inapplicability of stockholder rights agreements;

•	brokers used in connection with the merger agreement;

•	opinions of financial advisors;

•	existence and enforceability of material contracts;

•	ownership of real property;

•	right-of-way agreements and network facilities;

•	absence of any actions that would prevent the PAETEC merger together with the US LEC merger from qualifying as an integrated series of transfers qualifying under Section 351 of the Internal Revenue Code;

•	insurance policies;

•	customers and suppliers;

•	title to personal property;

•	in the case of US LEC, that following the completion of the transactions contemplated by the US LEC preferred stock repurchase agreement, PAETEC Holding will have no obligations to US LEC’s preferred stockholders; and

•	in the case of US LEC, that no anti-takeover statute is applicable to the mergers or the voting agreements under the preferred stock repurchase agreement.

The merger agreement also contains representations and warranties of PAETEC with respect to PAETEC Holding, which is its direct, wholly-owned subsidiary, and WC Acquisition Sub P Corp. and WC Acquisition Sub U Corp., which are its indirect, wholly-owned subsidiaries, including representations and warranties concerning corporate organization and authorization, no prior business activities, capitalization and approval of the merger agreement.

THE REPRESENTATIONS AND WARRANTIES DESCRIBED ABOVE AND INCLUDED IN THE MERGER AGREEMENT WERE MADE FOR PURPOSES OF THE MERGER AGREEMENT AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE RESPECTIVE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT. IN ADDITION, SOME REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIC DATE, MAY BE SUBJECT TO A CONTRACTUAL STANDARD OF MATERIALITY DIFFERENT FROM WHAT MIGHT BE VIEWED AS MATERIAL TO STOCKHOLDERS, OR MAY HAVE BEEN USED FOR PURPOSES OF ALLOCATING RISK BETWEEN THE RESPECTIVE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS. THIS DESCRIPTION OF THE REPRESENTATIONS AND WARRANTIES, AND THEIR REPRODUCTION IN THE COPY OF THE MERGER AGREEMENT ATTACHED TO THIS DOCUMENT AS ANNEX A, ARE INCLUDED SOLELY TO PROVIDE INVESTORS WITH INFORMATION REGARDING THE TERMS OF THE MERGER AGREEMENT. ACCORDINGLY, THE REPRESENTATIONS AND WARRANTIES AND OTHER PROVISIONS OF THE MERGER AGREEMENT SHOULD NOT BE READ ALONE, BUT INSTEAD SHOULD BE READ TOGETHER WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. SEE “WHERE YOU CAN FIND MORE INFORMATION” ON PAGE 283.

Amendments, Extensions and Waivers

Amendments

The merger agreement may be amended by the parties at any time before or after the PAETEC stockholders approve the PAETEC stockholder approval matters or the US LEC stockholders approve the US LEC stockholders approval matters. However, after any such stockholder approval, excluding, to the extent applicable, approval of the new equity plan, there may not be, without further approval of PAETEC stockholders and US LEC stockholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to holders of PAETEC common stock or holders of US LEC common stock, or any amendment for which applicable laws expressly require further stockholder approval.

Extensions and Waivers

At any time before the effective time of the mergers, with specified exceptions, any party may extend the time for performance of any obligations or other acts of any other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement, or waive compliance by another party with any of the agreements or conditions contained in the merger agreement. Any such extension or waiver must be in writing.

OTHER AGREEMENTS AND ARRANGEMENTS

The US LEC Preferred Stock Repurchase Agreement

The following is a summary of the material terms of the US LEC preferred stock repurchase agreement. This summary does not purport to describe all the terms of the US LEC preferred stock repurchase agreement and is qualified in its entirety by reference to the complete US LEC preferred stock repurchase agreement, which is attached as Annex B to this joint proxy statement/prospectus. All stockholders of PAETEC and US LEC are urged to read the US LEC preferred stock repurchase agreement carefully and in its entirety to understand the rights and obligations of PAETEC, US LEC and the other parties under the US LEC preferred stock repurchase agreement.

The US LEC Preferred Stock Repurchase

Pursuant to the US LEC preferred stock repurchase agreement, immediately before or as of the effective time of the mergers, all of the issued and outstanding shares of US LEC preferred stock, including accrued and unpaid dividends on these shares, will be repurchased by US LEC for cash at a purchase price that will reflect a $30 million discount from the liquidation value of these shares at the effective time of the mergers. The liquidation value will equal the sum of the stated vale of these shares plus all accrued and unpaid dividends on the closing date of the mergers. If the closing date of the mergers were to occur as of the date of the PAETEC and US LEC special meetings, US LEC estimates that the liquidation value of the outstanding shares of US LEC preferred stock would be approximately $[296] million and the total purchase price would be approximately $[266] million.

Effective upon the closing of the repurchase of the US LEC preferred stock, all agreements among US LEC and the US LEC preferred stockholders or among US LEC, the US LEC preferred stockholders and the former US LEC Class B stockholders, in each case entered into as of April 11, 2000, and in each case, as amended and in effect as of the date of the merger agreement, will terminate and become null and void.

Conditions to Closing

The US LEC preferred stock repurchase agreement contains closing conditions, including the following conditions that apply to the obligations of both US LEC and the US LEC preferred stockholders:

•	the truth and accuracy in all material respects of the representations and warranties of the US LEC preferred stockholders or US LEC, respectively, contained in the US LEC preferred stock repurchase agreement;

•	the performance in all material respects of the obligations of the US LEC preferred stockholders or US LEC, respectively, contained in the US LEC preferred stock repurchase agreement;

•	the receipt of an adequate surplus opinion, dated on or about the merger closing date and addressed to US LEC’s board of directors, of a reasonably acceptable independent appraisal firm, such as Houlihan Lokey; and

•	the completion of the US LEC merger as of or immediately following the repurchase of the US LEC preferred stock pursuant to the US LEC preferred stock repurchase agreement.

The US LEC preferred stock repurchase agreement also contains the following closing conditions that apply to the obligations of the US LEC preferred stockholders:

•	the provision by US LEC to each US LEC preferred stockholder, or its attorney-in-fact, of such supporting documents with respect to the repurchase of the US LEC preferred stock as may be reasonably requested by the preferred stockholders; and

•	the determination by the board of directors of US LEC that US LEC has sufficient lawfully available funds to purchase the US LEC preferred stock in compliance with the DGCL.

The US LEC preferred stock repurchase agreement also provides that, without the prior written consent of each US LEC preferred stockholder, or the holder’s attorney-in-fact, neither PAETEC nor US LEC may waive the condition set forth in the merger agreement requiring the repurchase of the US LEC preferred stock contemplated by the US LEC preferred stock repurchase agreement.

Voting Agreement of US LEC Preferred Stockholders

As a condition and inducement to the entry by PAETEC and US LEC into the merger agreement, the US LEC preferred stockholders have agreed to vote all of their shares of US LEC preferred stock and all other shares of US LEC voting securities any US LEC preferred stockholder acquires after August 11, 2006, which we refer to collectively as the “US LEC proxy shares,” in favor of the merger agreement, the charter amendment proposal and the new equity plan. The US LEC preferred stockholders granted an irrevocable proxy to named executive officers of PAETEC, in their capacity as such, with full power of substitution and resubstitution, to vote the US LEC proxy shares in the manner set forth above. The voting agreement of the US LEC preferred stockholders is subject to the condition that, at the time of the US LEC special meeting, there is no condition to closing under the US LEC preferred stock repurchase agreement that could not reasonably be expected to be satisfied by the merger agreement outside date.

Each share of US LEC preferred stock entitles its holder to one vote per share of US LEC common stock into which such share of US LEC preferred stock could have been converted on the applicable record date for matters that are submitted to a vote of the stockholders of US LEC. The issued and outstanding shares of US LEC preferred stock represented approximately [    ]% of the voting power of the voting securities of US LEC outstanding as of the record date for the US LEC special meeting.

Other Covenants of US LEC Preferred Stockholders

The US LEC preferred stockholders further agreed as follows:

•	not to request any “demand registrations” under the registration rights agreement among US LEC and the investors identified in the agreement;

•	not to take, or permit their representatives to take, actions inconsistent with their obligations under the US LEC preferred stock repurchase agreement;

•	not to sell or otherwise transfer any of the US LEC proxy shares or any economic, voting or other direct or indirect interest in the shares;

•	not to exercise any conversion or redemption rights they have;

•	not to grant a proxy or enter into any voting agreement concerning any of the US LEC proxy shares; and

•	at any meeting of the stockholders of US LEC, to vote or cause to be voted the US LEC proxy shares against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization or recapitalization of or by US LEC or any of its subsidiaries, except in connection with the mergers, or any amendment of US LEC’s certificate of incorporation or bylaws or other proposal or transaction involving US LEC or any of its subsidiaries, except in connection with the mergers, for the purposes of impeding, preventing or nullifying the merger agreement, the mergers or any of the other transactions contemplated by the merger agreement.

Termination of the US LEC Preferred Stock Repurchase Agreement

The US LEC preferred stock repurchase agreement will terminate on the earliest to occur of the following:

•	the amendment or modification of, or waiver of any provision of, the merger agreement in a manner that is materially adverse to the US LEC preferred stockholders, with any change in the nature or amount of consideration payable in the mergers being deemed not to be materially adverse to the US LEC preferred stockholders;

•	the termination of the merger agreement in accordance with its terms;

•	the completion of the mergers and the US LEC preferred stock repurchase under the US LEC preferred stock repurchase agreement;

•	the written agreement of US LEC, the US LEC preferred stockholders and PAETEC; and

•	the outside date under the merger agreement.

Representations and Warranties

The US LEC preferred stock repurchase agreement contains substantially reciprocal customary representations and warranties made by the US LEC preferred stockholders and US LEC to each other. Some of the more significant of these relate to (1) corporate or other authority to enter into and perform obligations under the preferred stock repurchase agreement and (2) absence of any breach or violation of organizational documents, applicable law or contractual obligations as a result of entering into and performing obligations under the preferred stock repurchase agreement. The US LEC preferred stockholders also made representations and warranties to US LEC regarding their ownership of US LEC preferred stock and other voting securities of US LEC.

The PAETEC Voting Agreements

The following is a summary of the material terms of the voting agreements entered into by Madison Dearborn and Blackstone. This summary does not purport to describe all of the terms of these voting agreements and is qualified in its entirety by reference to the complete Madison Dearborn voting agreement and the complete Blackstone voting agreement, which are attached as Annexes C-1 and C-2, respectively, to this joint proxy statement/prospectus. All stockholders of PAETEC and US LEC are urged to read these voting agreements carefully and in their entirety to understand the rights and obligations of PAETEC and US LEC under the agreements.

Voting Agreements of Madison Dearborn and Blackstone

As a condition and inducement to the entry by PAETEC and US LEC into the merger agreement, Madison Dearborn and Blackstone each agreed to vote all of its shares of PAETEC common stock and all other shares of PAETEC voting securities that it acquires after August 11, 2006, which we refer to collectively as the “PAETEC proxy shares,” in favor of the merger agreement, any additional matters submitted to a vote of PAETEC’s stockholders under the merger agreement and any other transactions specifically contemplated by the merger agreement. Madison Dearborn and Blackstone each granted an irrevocable proxy to named executive officers of US LEC, in their capacity as such, with full power of substitution and resubstitution, to vote the PAETEC proxy shares in the manner set forth above.

Each share of PAETEC common stock entitles its holder to one vote per share on the applicable record date for matters that are submitted to a vote of the stockholders of PAETEC. The issued and outstanding shares of PAETEC common stock held collectively by Madison Dearborn and Blackstone represented approximately 19.5% of the voting power of the voting securities of PAETEC outstanding as of the record date for the PAETEC special meeting.

Other Covenants of Madison Dearborn and Blackstone

Madison Dearborn and Blackstone each further agreed as follows:

•	not to take, or permit its representatives to take, actions inconsistent with its obligations under its voting agreement;

•	not to sell or otherwise transfer any of the PAETEC proxy shares or any economic, voting or other direct or indirect interest therein;

•	not to grant a proxy or enter into any voting agreement concerning any of its PAETEC proxy shares; and

•	at any meeting of the stockholders of PAETEC, to vote or cause to be voted the PAETEC proxy shares against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization or recapitalization of or by PAETEC or any of its subsidiaries, except in connection with the mergers, or any amendment of PAETEC’s certificate of incorporation or bylaws or other proposal or transaction involving PAETEC or any of its subsidiaries, except in connection with the mergers, for the purposes of impeding, preventing or nullifying the merger agreement, the mergers or any of the other transactions contemplated by the merger agreement.

Termination of the Voting Agreements

Each PAETEC voting agreement will terminate on the earliest to occur of the following:

•	the amendment or modification of, or waiver of any provision of, the merger agreement in a manner that is materially adverse to Madison Dearborn or Blackstone, as applicable, with any reduction in the consideration payable to PAETEC stockholders in the PAETEC merger or increase in the consideration payable to US LEC stockholders in the US LEC merger, except pursuant to certain equitable adjustment provisions in the merger agreement, including adjustments to meet the minimum trading price test, being deemed to be materially adverse;

•	the termination of the merger agreement in accordance with its terms;

•	the completion of the mergers;

•	the written agreement of Madison Dearborn or Blackstone, as applicable, and, PAETEC and US LEC; and

•	the outside date under the merger agreement.

Representations and Warranties

The PAETEC voting agreements contain customary representations and warranties made by Madison Dearborn and Blackstone to PAETEC and US LEC. Some of the more significant of these relate to corporate or other authority to enter into and perform obligations under the voting agreement, absence of any breach or violation of organizational documents, applicable law or contractual obligations as a result of entering into and performing obligations under the voting agreement, and ownership of PAETEC common stock and other voting securities of PAETEC by Madison Dearborn and Blackstone.

Miscellaneous

On June 23, 2006, PAETEC engaged an affiliate of the Blackstone entities that are parties to the Blackstone voting agreement to act as a financial advisor to the PAETEC board of directors in connection with the mergers. Under the terms of its engagement, PAETEC has agreed to pay the affiliate a fee of $3.0 million for its financial advisory services. PAETEC will pay for the entire amount of the fee upon completion of the mergers. PAETEC has also agreed to reimburse the affiliate for expenses reasonably incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify the affiliate and certain related persons for various liabilities related to or arising out of its engagement, including liabilities arising under the federal securities laws.

Registration Rights Agreement

Prior to the effective time, PAETEC Holding expects to enter into a registration rights agreement with several existing securityholders of PAETEC and US LEC under which these securityholders will have registration rights with respect to the shares of PAETEC Holding common stock that they will receive in the mergers and, in some cases, upon exercise of warrants to purchase PAETEC common stock, as well as additional shares that may be issued in respect of these shares by way of stock dividend, stock split and similar customary events. The shares that are covered by the registration rights are referred to as the “registrable shares.” Some of the parties will be “demand parties” entitled, subject to specified terms and conditions, to require that PAETEC Holding register the demand party’s registrable shares as part of an registered underwritten offering under the Securities Act, and the other parties will be “piggyback parties” entitled to participate, with specified exceptions, in registered offerings of PAETEC common stock either initiated by PAETEC Holding or by a demand party.

The demand parties will be Mr. Chesonis, who will have two demands, Messrs. Aab and Ganatra and Mr. Ganatra’s son, Rajesh Ganatra, who among them will have two demands, and Madison Dearborn and Blackstone, each of whom will have one demand. The piggyback parties are expected to be Jeffrey P. Sudikoff, Christopher E. Edgecomb and CIT Lending Services, each of whom is an existing PAETEC common stockholder, and the holders of US LEC’s existing warrants other than Messrs. Aab and Ganatra. Registrable shares of any holder will cease to be entitled to demand registration rights and shares of any holder other than Messrs. Chesonis, Aab and Ganatra will cease to be entitled to piggyback registration rights when (1) all of the stockholder’s registrable shares may be sold without holding period, volume or manner of offering limitations and such shares constitute less than 2% of the total number of shares of PAETEC common stock then outstanding, or (2) all of the stockholder’s registrable shares may be sold or transferred by the stockholder within any three-month period in accordance with the requirements of Rule 144 as applied if the stockholder were an affiliate of PAETEC Holding. Notwithstanding the foregoing, the registrable shares of any existing US LEC warrant holder will not cease to be entitled to registration rights until the holder of such shares also has had the right to include shares in at least one registration, regardless of whether the holder elects to exercise such right.

To initiate a demand, a demand party must request registration of registrable shares with at $20,000,000 in aggregate offering value or, if less, all of the demand party’s remaining registrable shares. Once a demand is made by the initiating demand party, the other demand parties and the piggyback parties may request that some or all of their registrable shares be included in the offering. In the event that the lead managing underwriter for the offering advises that not all of the registrable shares for which registration has been requested can be sold without adversely affecting the price per share to be received, participation in the offering will be “cut back” based on the following priority:

•	first, to registrable shares of the initiating demand party and registrable shares of the other demand parties who requested registrable securities to be included in the offering, pro rata based on the number of registrable shares for which registration is requested;

•	second, to registrable shares of the piggyback parties who requested registrable securities to be included in the offering, pro rata based on the number of registrable shares for which registration is requested;

•	third, to PAETEC Holding; and

•	fourth, to any other holder of PAETEC Holding common stock or other equity securities who are subsequently granted registration rights and are entitled to be included in the offering, it being understood that PAETEC Holding will be permitted to provide third-priority rights to third parties if it chooses.

For purposes of first priority with respect to any demand made by Messrs. Aab and Ganatra, the existing US LEC warrant holders will be considered to be demand parties and, accordingly, will share first priority on a pro rata basis. Any demand party who initiates a demand but because of cutbacks is able to sell less than 75% of the shares for which the demand is made will be entitled to an additional demand.

Both the demand parties and the piggyback parties will have unlimited piggyback registration rights on registration of equity securities, other than a registration (1) on Form S-4 or Form S-8, (2) in connection with an exchange offer or an offering of securities solely to existing stockholders of PAETEC Holding or employees of PAETEC Holding or its subsidiaries, or (3) on a resale basis of convertible debt, equity or warrants pursuant to

Rule 144A under the Securities Act. In the event that the lead managing underwriter for the offering advises that not all of the registrable shares for which registration has been requested can be sold without adversely affecting the price per share to be received, participation in the offering will be “cut back” based on the following priority:

•	first, to shares that PAETEC Holding proposes to sell;

•	second, to demand parties and piggyback parties who requested registrable shares to be included in the offering, pro rata based on the number of registrable shares for which registration is requested; and

•	third, to any other holder of PAETEC common stock or other equity securities who are subsequently granted registration rights and are entitled to be included in the offering.

PAETEC Holding will generally bear the SEC registration and other costs of these registered offerings, other than transfer taxes and the underwriting discounts for the registrable shares sold by the parties to the registration rights agreement, which will be borne by the selling stockholders. All parties who at the time of the registration retain registration rights will be required to sign lockups with respect to underwritten registrations covering a period of seven days before until 90 days after the effective date of the registration, or such shorter period as agreed upon by the underwriters, provided that the lockups will not preclude sales made in accordance with the volume limitations and manner of sale requirements of Rule 144. Any party may relieve itself of this obligation by irrevocably renouncing any remaining registration rights, including relating to any then pending offering.

Financing Commitment

At the time they signed the merger agreement, PAETEC and US LEC entered into a commitment letter, dated as of August 11, 2006, under which Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation and CIT Capital Securities, LLC have agreed to provide senior secured financing in an aggregate principal amount of $850 million to PAETEC Holding on the closing date of the mergers. In connection with the commitment letter, PAETEC and US LEC concurrently entered into an indemnification agreement providing for mutual indemnity rights with respect to their joint and several obligations to indemnify the commitment parties under the commitment letter.

For a summary of the material provisions of the commitment letter, see “Description of Proposed New Financing Arrangements.”

DESCRIPTION OF PROPOSED NEW FINANCING ARRANGEMENTS

At the time they signed the merger agreement, PAETEC and US LEC entered into a commitment letter, dated as of August 11, 2006, under which Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation and CIT Capital Securities, LLC have agreed to provide senior secured financing in an aggregate principal amount of $850 million to PAETEC Holding at or about the closing date of the mergers. PAETEC, US LEC and PAETEC Holding will use $800 million of the proceeds of new senior secured credit facilities, together with cash on hand, to:

•	complete the US LEC preferred stock repurchase at an estimated purchase price of approximately $266 million, assuming that the repurchase occurs on December 31, 2006;

•	redeem, repurchase or otherwise discharge all of US LEC’s outstanding $150 million principal amount of Second Priority Senior Secured Floating Rate Notes due 2009 at a price not to exceed 105.5% of the principal amount of such notes, together with all accrued and unpaid interest to the date of redemption, repurchase or discharge;

•	repay in full all borrowings outstanding, and terminate all commitments, under US LEC’s existing $10 million senior secured revolving credit facility;

•	repay in full the $275 million principal amount of borrowings outstanding, and terminate all commitments, under PAETEC’s existing first-lien senior secured credit facility;

•	repay in full the $100 million principal amount of borrowings outstanding under PAETEC’s existing second-lien senior secured credit facility; and

•	pay fees and expenses, estimated to be approximately $30.0 million, incurred by the companies in connection with the merger transactions.

The following is a summary of the material provisions of the proposed new credit facilities as set forth in the commitment letter. The terms, conditions and covenants of the new credit facilities are subject to the negotiation, execution and delivery of definitive credit documents. Accordingly, some of the actual terms, conditions and covenants of the new credit facilities may differ in important respects from those we describe below.

PAETEC Loan Parties

The commitment letter contemplates that PAETEC Holding will be the borrower under the new facilities and that all obligations under the facilities will be guaranteed by all subsidiaries of PAETEC Holding, including PAETEC, US LEC and their respective subsidiaries. We refer to PAETEC Holding and the subsidiary guarantors under the new facilities as the “PAETEC loan parties.”

Credit Facilities

The commitment letter contemplates that PAETEC Holding will obtain $675 million principal amount of first-lien credit facilities and $175 million principal amount of a second-lien credit facility on the facility closing date. The first-lien credit facilities to be obtained on the facility closing date will consist of:

•	a term loan facility in a total principal amount of $625 million, which will be fully drawn on the merger closing date for application as described above; and

•	a revolving credit facility in a total available principal amount of $50 million, none of which may be applied for the purposes described above.

The commitment letter contemplates that the PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, expenditures and general corporate purposes. A portion of this facility will be available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

The commitment letter contemplates that PAETEC Holding may elect after the facility closing date, subject to pro forma compliance by the PAETEC loan parties with specified financial covenants and other conditions, to solicit the lenders under the commitment letter or other prospective lenders to increase by up to $100 million the total principal amount of borrowings available under the first-lien term loan facility, with any such increased borrowings to be used for general corporate and working capital purposes of the PAETEC loan parties.

Security

The commitment letter contemplates that the obligations of the PAETEC loan parties under the first-lien credit facilities will be secured by first-priority liens on, and first-priority security interests in, substantially all of their assets and that the obligations of the PAETEC loan parties under the second-lien credit facility will be secured by second-priority liens on, and second-priority security interests in, substantially all of their assets. Under an intercreditor agreement among the lenders, the second-lien credit facility will be subordinated in right of payment to the first-lien credit facilities and the second-lien credit facility lenders will be subject to standstill provisions generally restricting their ability to foreclose on their liens and security interests and otherwise to enforce their remedies upon a default by the PAETEC loan parties until all obligations of the PAETEC loan parties under the first-lien credit facilities have been fully satisfied.

Maturity and Principal Payments

The commitment letter contemplates that the final facility maturity dates will be as follows:

•	for the revolving credit facility, five years after the facility closing date;

•	for the first-lien term loan facility, six years after the facility closing date; and

•	for the second-lien credit facility, seven years after the facility closing date.

The commitment letter contemplates that PAETEC Holding will be required to make scheduled principal payments under the first-lien term loan facility, in equal quarterly installments, in an annual amount of $6.25 million during the first 5 3/4 years after the facility closing date. PAETEC Holding will not be required to make any scheduled principal payments under the second-lien credit facility before that facility’s final maturity date. No principal payments may be made under the second-lien credit facility until the first-lien credit facilities have been fully repaid.

The commitment letter contemplates that PAETEC Holding will be required to make principal repayments under the first-lien term loan facility from specified excess cash flows from operations and from the net proceeds of specified types of asset sales, debt issuances, and insurance recovery and condemnation events. After it fully repays the first-lien term loan facility, PAETEC Holding will be required to make principal repayments under the second-lien credit facility from the same sources.

The commitment letter contemplates that PAETEC Holding may voluntarily prepay the first-lien term loan facility without premium or penalty. After it fully repays the first-lien term loan facility, PAETEC Holding may voluntarily prepay the second-lien term loan facility upon payment of a prepayment fee equal to 2% of the amount prepaid, if it makes the prepayment during the first year after the facility closing date, and equal to 1% of the amount prepaid, if it makes the prepayment during the second year after the facility closing date.

Interest Payments; Revolver Commitment Fee

The commitment letter contemplates that interest accrued on borrowings outstanding under the new credit facilities generally will be payable by PAETEC Holding on a quarterly basis.

The commitment letter contemplates that borrowings outstanding under the first-lien term loan facility and the revolving credit facility will bear interest, at PAETEC Holding’s option, at an annual rate equal to either:

•	a specified “base rate” plus a margin of 2.75%; or

•	a specified London Inter-Bank Offered Rate, or LIBOR, plus a margin of 3.75%.

The commitment letter contemplates that amounts outstanding under the second-lien credit facility will bear interest, at PAETEC Holding’s option, at an annual rate equal to either:

•	a specified base rate plus a margin of 6.0%; or

•	LIBOR plus a margin of 7.0%.

The base rate will be equal to a specified prime lending rate or, if higher, the overnight federal funds rate plus .50%. Subject to availability and other conditions, PAETEC Holding will have the right to select interest periods of 1, 2, 3, 6 or, in the case of revolving credit facility borrowings, 9 or 12 months for LIBOR loans.

The commitment letter contemplates that PAETEC Holding will pay a quarterly commitment fee, at an annual rate of .50%, on the undrawn commitments available under the revolving credit facility.

Covenants

The commitment letter contemplates that the new credit facilities will contain affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants restricting the ability of the PAETEC loan parties, subject to negotiated exceptions, to:

•	incur additional indebtedness and additional liens on their assets;

•	engage in mergers or acquisitions or dispose of assets;

•	enter into sale-leaseback transactions;

•	pay dividends or make other distributions;

•	voluntarily prepay other indebtedness;

•	enter into transactions with affiliated persons;

•	make investments; and

•	change the nature of their businesses.

The commitment letter contemplates that, under the new credit facilities, the PAETEC loan parties will be required to maintain:

•	a maximum total debt to adjusted consolidated EBITDA ratio; and

•	a maximum fixed charge coverage ratio, with fixed charges to include consolidated cash interest expenses, cash tax payments, required principal repayments under the facilities, and capital expenditures.

Other Provisions

The commitment letter contemplates that the definitive loan documents will contain customary representations and warranties by the PAETEC loan parties, as well as customary events of default, including an event of default upon a change of control of PAETEC Holding.

Alternative Financing

The closing of the new credit facilities under the commitment letter is subject to customary terms and conditions. If any portion of the proposed financing becomes unavailable on the terms and conditions contemplated in the commitment letter, PAETEC and US LEC have agreed in the merger agreement to use their reasonable best efforts to arrange to obtain other financing from alternative sources on terms and conditions which, taken as a whole, are no less favorable to PAETEC Holding in any material respect than those set forth in the commitment letter, in an amount sufficient to fund the US LEC preferred stock repurchase and refinance the existing senior secured indebtedness of PAETEC and US LEC as described above.

DESCRIPTION OF PAETEC HOLDING CAPITAL STOCK

The following is a summary of the material terms of the capital stock of PAETEC Holding under its restated certificate of incorporation and amended and restated bylaws that will be in effect immediately after the completion of the mergers, subject to the approval of the restated certificate of incorporation by US LEC stockholders at the US LEC special meeting. This summary is not complete and is qualified in its entirety by reference to PAETEC Holding’s restated certificate of incorporation, which will be in the form set forth in Annex F to this joint proxy statement/prospectus, and PAETEC Holding’s amended and restated bylaws, which will be in the form set forth in Annex G to this joint proxy statement/prospectus.

Authorized and Outstanding Capital Stock

PAETEC Holding’s restated certificate of incorporation will provide that it has the authority to issue 320,000,000 shares of capital stock, each with a par value of $0.01, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock.

PAETEC Holding’s restated certificate of incorporation will authorize its board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. PAETEC Holding’s board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time. The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and PAETEC Holding may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of PAETEC Holding, even if such a transaction would be beneficial to the interests of PAETEC Holding’s stockholders.

Notwithstanding the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of PAETEC Holding’s outstanding capital stock entitled to vote, voting together as a single class.

Based on the PAETEC exchange ratio of 1.623 and the US LEC exchange ratio of 1.000, PAETEC Holding anticipates that approximately 80.9 million shares of PAETEC Holding common stock will be issued and outstanding following completion of the mergers, without taking into account shares of common stock subject to issuance after the mergers pursuant to options, warrants, stock units and other rights to acquire PAETEC Holding common stock that PAETEC Holding will assume pursuant to the merger agreement.

Following completion of the mergers, PAETEC Holding anticipates that there will be no shares of PAETEC Holding preferred stock issued and outstanding.

Description of Common Stock

The following description sets forth the material terms of the PAETEC Holding common stock.

Voting Rights

Each holder of shares of PAETEC Holding common stock is entitled to attend all special and annual meetings of PAETEC Holding’s stockholders. In addition, each holder is entitled, together with the holders of all other classes of stock entitled to attend the special and annual meetings of PAETEC Holding’s stockholders, subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter, to cast one vote for each outstanding share of PAETEC Holding common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the PAETEC Holding common stock, as such, are not entitled to vote on any amendment to PAETEC Holding’s certificate of incorporation, including the certificate of designation of any series of PAETEC Holding preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC Holding preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the certificate of incorporation, including the certificate of designation of any series of PAETEC Holding preferred stock, or pursuant to the DGCL.

Liquidation Rights

The holders of PAETEC Holding common stock and the holders of any class or series of stock entitled to participate with the holders of PAETEC Holding common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of PAETEC Holding, whether voluntary or involuntary, will become entitled to participate in the distribution of any of its assets remaining after PAETEC Holding has paid, or provided for the payment of, all of its debts and liabilities and after PAETEC Holding has paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over the PAETEC Holding common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends

Dividends may be paid on the PAETEC Holding common stock and on any class or series of preferred stock entitled to participate with the PAETEC Holding common stock as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors. Holders of PAETEC Holding common stock will only be entitled to receive any such dividends out of any assets legally available for the payment of dividends after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after PAETEC Holding has complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of PAETEC Holding preferred stock.

Other Rights

Holders of the PAETEC Holding common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. For a description of restrictions on alienability of PAETEC Holding common stock held by affiliates, see “The Mergers—Resales of PAETEC Holding Common Stock” beginning on page 202.

Anti-Takeover Effects of Provisions of PAETEC Holding’s Restated Certificate of Incorporation and Amended and Restated Bylaws

The PAETEC Holding restated certificate of incorporation and amended and restated bylaws will contain provisions that could have the effect of delaying or deferring a change in control of PAETEC Holding. These provisions, among other matters:

•	limit the number of directors constituting the entire board of directors to 15 directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings; and

•	limit the ability of PAETEC Holding to engage in a specified business combinations with any interested stockholders.

For more information about these provisions, see “Comparison of Stockholder Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for the PAETEC Holding common stock will be American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

PAETEC Holding has applied to have the PAETEC Holding common stock listed on the NASDAQ Global Market under the symbol “CLEC.”

COMPARISON OF STOCKHOLDER RIGHTS

General

PAETEC and US LEC are Delaware corporations, and the rights of PAETEC and US LEC stockholders are governed by the DGCL and the respective certificates of incorporation and bylaws of PAETEC and US LEC. Following the mergers, PAETEC and US LEC stockholders who receive PAETEC Holding common stock in the mergers will be common stockholders of PAETEC Holding, which is also a Delaware corporation. As a PAETEC Holding common stockholder, the rights of each former PAETEC and US LEC stockholder will continue to be governed by the DGCL, but also will be governed by the PAETEC Holding restated certificate of incorporation and amended and restated bylaws.

The following is a summary of the material differences among the rights of a holder of:

•	PAETEC common stock under the DGCL and the certificate of incorporation and bylaws of PAETEC;

•	US LEC common stock under the DGCL and the certificate of incorporation (which includes the certificate of designations relating to the US LEC preferred stock) and bylaws of US LEC; and

•	PAETEC Holding common stock under the DGCL and the restated certificate of incorporation and amended and restated bylaws of PAETEC Holding.

The following summary assumes that the restated certificate of incorporation and amended and restated bylaws of PAETEC Holding have become effective in the manner contemplated by the merger agreement.

The following summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the governing corporate instruments of each corporation. Although PAETEC Holding, PAETEC and US LEC believe that this summary covers the material differences among the three companies, this summary may not contain all of the information that is important. PAETEC and US LEC stockholders should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a common stockholder of PAETEC Holding and being a common stockholder of PAETEC or US LEC. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized Capital Stock; Authority to Issue Capital Stock

PAETEC Holding

PAETEC Holding’s authorized capital stock consists of 320,000,000 shares, 300,000,000 of which have been designated common stock, par value $0.01 per share, and 20,000,000 shares of which have been designated preferred stock, par value $0.01 per share.

Under the PAETEC Holding restated certificate of incorporation, PAETEC Holding’s board of directors has the authority, without further action by PAETEC Holding stockholders, to issue up to 20,000,000 authorized shares of PAETEC Holding preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

Based on the PAETEC exchange ratio of 1.623 and the US LEC exchange ratio of 1.000, PAETEC Holding anticipates that approximately 80.9 million shares of PAETEC Holding common stock will be issued and outstanding following completion of the mergers, without taking into account shares of PAETEC Holding common stock subject to issuance after the mergers pursuant to options, warrants, stock units and other rights to acquire PAETEC or US LEC common stock.

Following completion of the mergers, PAETEC Holding anticipates that there will be no shares of PAETEC Holding preferred stock issued and outstanding.

PAETEC

PAETEC’s authorized capital stock consists of 110,000,000 shares, of which 100,000,000 have been designated Class A common stock, par value $0.01 per share, and 10,000,000 shares of which have been designated preferred stock, par value $0.01 per share.

Under the PAETEC certificate of incorporation, PAETEC’s board of directors has the authority, without further action by PAETEC stockholders, to issue up to 10,000,000 authorized shares of PAETEC preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

As of September 30, 2006, 30,168,997 shares of PAETEC common stock and no shares of PAETEC preferred stock were outstanding.

US LEC

US LEC’s authorized capital stock consists of 132,924,728 shares, of which 122,924,728 have been designated Class A common stock, par value $0.01 per share, and 10,000,000 shares of which have been designated preferred stock, par value $0.01 per share.

Under the US LEC certificate of incorporation, US LEC’s board of directors has the authority, without further action by US LEC stockholders, to issue up to 10,000,000 authorized shares of US LEC preferred stock, to provide for the issuance of the shares of US LEC preferred stock in classes, to establish the number of shares to be included in each such class, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each such class. Of the authorized shares of US LEC preferred stock, US LEC’s board of directors has designated 364,406 shares as Series A convertible preferred stock.

As of September 30, 2006, 31,942,745 shares of US LEC common stock and 290,189.069 shares of US LEC preferred stock were outstanding.

Dividends and Other Distributions

PAETEC Holding

During the time that any series of PAETEC Holding preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by PAETEC Holding’s board of directors on PAETEC Holding common stock, unless dividends on all outstanding shares of the relevant series of PAETEC Holding preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends.

PAETEC

During the time that any series of PAETEC preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by PAETEC’s board of directors on PAETEC common stock, unless dividends on all outstanding shares of the relevant series of PAETEC preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends.

US LEC

During the time that any series of US LEC preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by US LEC’s board of directors on US LEC common stock, unless dividends on all outstanding shares of the relevant series of US LEC preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends.

The US LEC certificate of incorporation provides that each holder of a share of US LEC preferred stock is entitled to receive cumulative annual dividends at a rate per share equal to 6% of the “accrued value” of such shares of US LEC preferred stock, as such term is defined in the US LEC certificate of incorporation. These dividends accrue daily and compound and are payable quarterly in arrears in cash or in additional shares of US LEC preferred stock. The US LEC preferred stock also is entitled to participate on an “as-converted” basis in any dividend or other distribution on the US LEC common stock, unless such participation would result in an adjustment to the conversion price of the US LEC preferred stock.

Voting Rights

PAETEC Holding

Subject to the voting rights of holders of any then outstanding PAETEC Holding preferred stock, each share of PAETEC Holding common stock is entitled to one vote on each matter submitted to a vote of the stockholders of PAETEC Holding. Shares of PAETEC Holding common stock are not entitled to cumulative voting rights.

PAETEC

Subject to the voting rights of holders of any then outstanding PAETEC preferred stock, each share of PAETEC common stock is entitled to one vote on each matter submitted to a vote of the stockholders of PAETEC. Shares of PAETEC common stock are not entitled to cumulative voting rights.

US LEC

Except as otherwise required by law, each share of US LEC common stock is entitled to one vote on each matter submitted to a vote of the stockholders of US LEC. Shares of US LEC common stock are not entitled to cumulative voting rights.

Under the US LEC certificate of incorporation, holders of the US LEC preferred stock are entitled to vote on an “as-converted” basis together with the holders of the US LEC common stock as a single class on all matters presented for a vote to the holders of the US LEC common stock. When voting on an as-converted basis, holders of the US LEC preferred stock are entitled to cast a number of votes equal to the number of shares of US LEC common stock into which the US LEC preferred stock is convertible as of the applicable record date. Under the US LEC certificate of incorporation, so long as specified owners hold at least 30% of the shares of US LEC common stock issuable upon conversion of specified outstanding shares of US LEC preferred stock, the holders of the US LEC preferred stock, voting separately as a single class, are entitled to elect two directors to serve on US LEC’s board of directors as a separate class of directors.

Supermajority Voting Requirements for Business Combinations Involving Interested Stockholders

PAETEC Holding

Upon completion of the mergers, PAETEC Holding will be subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. With certain exceptions, an “interested stockholder” is a person or group who owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. For purposes of Section 203, the term “business combination” is defined broadly to include:

•	mergers with or caused by the interested stockholder;

•	sales or other dispositions to the interested stockholder, except proportionately with the other stockholders, of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock;

•	the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder, except for transfers which do not increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s or such subsidiary’s stock; or

•	receipt by the interested stockholder, except proportionately as a stockholder, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 does not apply if:

•	before the date on which such stockholder becomes an interested stockholder, the board of directors approves the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the interested stockholder owns at least 85% of the corporation’s voting stock upon completion of the transaction that made him an interested stockholder, excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

•	on or after the date such person becomes an interested stockholder, the business combination is approved by the board of directors and at a stockholder meeting by holders of at least 66 2/3% of the voting stock not owned by the interested stockholder.

A Delaware corporation may exempt itself from the requirements of the statute in its certificate of incorporation, although the PAETEC Holding certificate of incorporation will not have done so.

PAETEC

PAETEC does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market or held of record by at least 2,000 stockholders and, accordingly, PAETEC is not subject to Section 203 of the DGCL.

US LEC

The provisions of the DGCL with respect to business combinations, as described above, apply to US LEC.

Size and Composition of the Board of Directors and Board Committees

PAETEC Holding

The size of the PAETEC Holding board of directors is determined by resolution of the PAETEC Holding board of directors, subject to requirements of the PAETEC Holding restated certificate of incorporation and amended and restated bylaws.

Under the PAETEC Holding restated certificate of incorporation and amended and restated bylaws, the number of directors constituting the PAETEC Holding board of directors may not be less than four nor more than 15 directors, provided that, until the third anniversary of the effective time:

•	the number of “continuing PAETEC directors” serving on the PAETEC Holding board of directors will be maintained at six and the number of “continuing US LEC directors” (each as defined below) serving on the PAETEC Holding board of directors will be maintained at three;

•	the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the US LEC board of directors, other than the committee of the PAETEC Holding board of directors constituted solely of continuing PAETEC directors (referred to as the “continuing PAETEC directors committee”) and the committee of the PAETEC Holding board of directors constituted solely of continuing US LEC directors (referred to as the “continuing US LEC directors committee”), will be maintained at two-to-one;

•	all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing PAETEC Director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee; and

•	all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing US LEC Director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing US LEC directors committee.

The terms “continuing PAETEC directors” and “continuing US LEC directors” for these purposes mean, respectively, the directors of PAETEC or US LEC who were appointed or designated to serve as directors of PAETEC Holding as set forth in the merger agreement and any other directors of PAETEC Holding who take office after the date of the merger agreement and before the third anniversary of the effective time who are nominated or designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee, as applicable.

Until the third anniversary of the effective time, any amendments relating to the foregoing PAETEC Holding board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC Holding board of directors that are (1) made by the PAETEC Holding board of directors will require, in addition to any other requirements provided for in the PAETEC Holding amended certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee or (2) made by the PAETEC Holding stockholders will require, in addition to any other requirements provided for in the PAETEC Holding restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC Holding’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

PAETEC Holding’s restated certificate of incorporation provides that the PAETEC Holding board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible. At the effective time, the PAETEC Holding board of directors will be composed of nine members and will be divided into three classes serving staggered three-year terms. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

The PAETEC Holding restated certificate of incorporation provides that during any period when the holders of any series of preferred stock have the right to elect additional directors as provided by law or the restated certificate of incorporation, the then otherwise total authorized number of directors of PAETEC Holding will automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed by the restated certificate of incorporation.

PAETEC

The size of the PAETEC board of directors is determined by resolution of the PAETEC board of directors, subject to requirements of the PAETEC certificate of incorporation and bylaws.

Under the PAETEC certificate of incorporation and bylaws, the number of directors constituting the PAETEC Holding board of directors may not be less than four nor more than 15 directors. PAETEC’s certificate of incorporation provides that the PAETEC board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The PAETEC board of directors is composed of five members, currently has one vacancy and is divided into three classes serving staggered three-year terms. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

In addition, PAETEC’s certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

The PAETEC certificate of incorporation provides that during any period when the holders of any series of preferred stock have the right to elect additional directors as provided by law or the certificate of incorporation, the then otherwise total authorized number of directors of PAETEC will automatically be increased by such specified number of directors, and the holders of such preferred stock will be entitled to elect the additional directors so provided for or fixed by the certificate of incorporation.

Pursuant to a stockholders’ agreement, dated as of June 12, 2006, among PAETEC and specified stockholders of PAETEC, including Arunas A. Chesonis, Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., and Blackstone Family Investment Partnership III L.P., Mr. Chesonis has the right to designate two individuals for appointment or nomination for election to the PAETEC board of directors and the foregoing “Blackstone group stockholders” collectively had the right, which they have irrevocably relinquished, to designate one individual for appointment or nomination for election to the PAETEC board of directors. The foregoing right of Mr. Chesonis will expire on the earlier to occur of the following: (1) the date on which Mr. Chesonis and his controlled affiliates cease to own at least 50% of the shares of PAETEC common stock owned beneficially or of record by such stockholders on June 12, 2006; or (2) the date immediately preceding the date on which an underwritten registered initial public offering of PAETEC common stock generating gross proceeds of at least $75,000,000 is completed.

US LEC

The size of the US LEC board of directors is determined by resolution of the US LEC board of directors, subject to requirements of the US LEC certificate of incorporation and bylaws.

Under the US LEC certificate of incorporation and bylaws, the number of directors constituting the US LEC Holding board of directors may not be less than three nor more than 11.

The US LEC certificate of incorporation and bylaws do not provide for a classified board of directors.

Under the US LEC certificate of incorporation, so long as specified owners hold at least 30% of the shares of US LEC common stock issuable upon conversion of specified outstanding shares of US LEC preferred stock, the holders of the US LEC Series A preferred stock, voting separately as a single class, are entitled to elect two directors to serve on US LEC’s board of directors as a separate class of directors.

US LEC currently has eight directors, of whom two directors were elected or appointed by the holders of the US LEC Series A preferred stock.

Removal of Directors

PAETEC Holding

Directors may be removed for cause by the holders of a majority of the shares entitled to vote on their election.

PAETEC

Directors may be removed for cause by the holders of a majority of the shares entitled to vote on their election, provided that neither PAETEC nor any stockholder that is a party to the PAETEC stockholders’ agreement may take any action to cause the removal of any director designated pursuant to the PAETEC stockholders’ agreement by Mr. Chesonis without cause, unless it is directed to do so by Mr. Chesonis.

US LEC

Directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election, provided that any director elected pursuant to the director class voting provisions of the US LEC preferred stock before the termination of such director class voting provisions may be removed during such director’s term of office, either with or without cause, only by the holders of the US LEC preferred stock.

Vacancies on Board of Directors

PAETEC Holding

Under the DGCL, unless the PAETEC Holding certificate of incorporation or bylaws provides otherwise, PAETEC Holding’s board of directors may fill any vacancy on the board, including newly created directorships resulting from an increase in the number of directors. Under the PAETEC Holding amended and restated bylaws, until the third anniversary of the effective time:

•	all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing PAETEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee; and

•	all vacancies on the PAETEC Holding board of directors or board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated to the PAETEC Holding board of directors by the continuing US LEC directors committee.

PAETEC

Under the DGCL, unless the PAETEC certificate of incorporation, the PAETEC bylaws or the PAETEC stockholders’ agreement provide otherwise, PAETEC’s board of directors may fill any vacancy on the board,

including newly created directorships resulting from an increase in the number of directors. Under the PAETEC stockholders’ agreement, for so long as Mr. Chesonis has the right to designate one individual for appointment or nomination for election to the PAETEC board of directors, all vacancies on the PAETEC board of directors or board committee created by the cessation of service of a director designated for appointment or nomination for election by Mr. Chesonis for any reason will be filled by a nominee designated by Mr. Chesonis.

US LEC

Under the DGCL, unless the US LEC certificate of incorporation, the US LEC bylaws or the instruments governing the US LEC preferred stock provide otherwise, US LEC’s board of directors may fill any vacancy on the board, including newly created directorships resulting from an increase in the number of directors. Under the instruments governing the US LEC preferred stock, before the termination of the director class voting provisions of the US LEC preferred stock, any vacancy in respect of any director serving on the board of directors pursuant to the terms of the US LEC preferred stock may be filled only by an election of the holders of the US LEC preferred stock. Under the US LEC bylaws, any other vacancy on the US LEC board may also be filled by the stockholders at any meeting of stockholders.

Appraisal Rights

PAETEC Holding

The PAETEC Holding restated certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL. The DGCL provides for appraisal rights only in the case of a merger or consolidation of the corporation where the petitioning stockholder does not consent to the transaction. No appraisal rights are available where the corporation is to be the surviving corporation and a vote of its stockholders is not required under the DGCL. There also are no appraisal rights, unless otherwise provided in a corporation’s certificate of incorporation, for shares of stock listed on a national securities exchange, including the NASDAQ Global Market, or held by more than 2,000 holders of record, unless such stockholders would be required to accept any consideration other than shares of stock of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash instead of fractional shares of such stock, or any combination of the foregoing. Unless otherwise provided in a corporation’s certificate of incorporation, stockholders are not entitled under Delaware law to appraisal rights upon a sale of all or substantially all of the assets of the corporation not made in the usual and regular course of its business.

PAETEC

The PAETEC certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL, as summarized above.

US LEC

The US LEC certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL, as summarized above.

Amendment of Certificate of Incorporation or Bylaws

PAETEC Holding

Under the DGCL, unless a greater vote is required by the PAETEC Holding restated certificate of incorporation, an amendment to the PAETEC Holding restated certificate of incorporation requires the approval of PAETEC Holding’s board of directors and the approval of the holders of a majority of the outstanding PAETEC Holding common stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The PAETEC Holding restated certificate of incorporation does not require a greater than majority vote in any instance.

The PAETEC Holding restated certificate of incorporation provides that the holders of PAETEC Holding common stock are not be entitled to vote on any amendment to the PAETEC Holding restated certificate of incorporation, including any certificate of designation relating to any series of PAETEC Holding preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC Holding preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to the PAETEC Holding restated certificate of incorporation, including any certificate of designation relating to any series of PAETEC Holding preferred stock, or pursuant to the DGCL.

The PAETEC Holding restated certificate of incorporation provides that the PAETEC Holding amended and restated bylaws may be amended or new bylaws adopted by the affirmative vote of a majority of directors then in office. The PAETEC Holding restated certificate of incorporation also provide that any bylaw adopted by the board of directors may be amended or repealed by the stockholders and that the stockholders may adopt new bylaws. Nonetheless, until the third anniversary of the effective time, any amendments relating to the foregoing PAETEC Holding board and committee representation rights of the continuing PAETEC directors and continuing US LEC directors or any increase in the number of directors that constitute the full PAETEC Holding board of directors that are (1) made by the PAETEC Holding board of directors will require, in addition to any other requirements provided for in the PAETEC Holding restated certificate of incorporation, the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee; or (2) made by the PAETEC Holding stockholders will require, in addition to any other requirements provided for in the PAETEC Holding restated certificate of incorporation, the affirmative vote of the holders of at least 75% in voting power of PAETEC Holding’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

PAETEC

Under the DGCL, unless a greater vote is required by the PAETEC certificate of incorporation, an amendment to the PAETEC certificate of incorporation requires the approval of PAETEC’s board of directors and the approval of the holders of a majority of PAETEC common stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The PAETEC certificate of incorporation does not require a greater than majority vote in any instance.

The PAETEC certificate of incorporation provides that the holders of PAETEC common stock are not entitled to vote on any amendment to the PAETEC certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to the PAETEC certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, or pursuant to the DGCL.

The PAETEC certificate of incorporation provides that the PAETEC bylaws may be amended or new bylaws adopted by the affirmative vote of a majority of directors then in office. The DGCL provides that any bylaw adopted by the board of directors may be amended or repealed by the stockholders and that the stockholders may adopt new bylaws.

US LEC

Under the DGCL, unless a greater vote is required by the US LEC certificate of incorporation, an amendment to the US LEC certificate of incorporation requires the approval of US LEC’s board of directors and the approval of the holders of shares of US LEC common and preferred stock representing a majority of the voting power of all US LEC common and preferred stock entitled to vote on the amendment and the holders of a majority of the outstanding stock of each class entitled to vote as a class on such amendment. The US LEC certificate of incorporation does not require a greater than majority vote in any instance, provided that no amendment to the certificate of designation of the US LEC preferred stock will be binding or effective without the prior written consent of holders of not less than a majority of the shares of US LEC preferred stock outstanding at the time that the action is taken.

The US LEC certificate of incorporation provides that the US LEC bylaws may be amended or new bylaws adopted by the directors. The US LEC certificate of incorporation also provide that any bylaw adopted by the board of directors may be amended or repealed by the stockholders and that the stockholders may adopt new bylaws. Notwithstanding the foregoing, the provisions of the US LEC bylaws which permit holders of the US LEC preferred stock to call for a special meeting of the US LEC stockholders and which permit regular meetings of the directors to be called by any two directors and require that regular meetings of the US LEC directors be held at least once during each of US LEC fiscal quarters may not be amended without the approval of the holders of 50,000 shares of the US LEC preferred stock.

Special Meetings of Stockholders

PAETEC Holding

The PAETEC Holding amended and restated bylaws provide that special meetings of stockholders may be called solely by the chief executive officer or chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors.

PAETEC

The PAETEC bylaws provide that special meetings of stockholders may be called solely by the chief executive officer or chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors.

US LEC

US LEC’s bylaws provide that special meetings, for any purpose or purposes unless otherwise prescribed by statute or the US LEC certificate of incorporation, may be called by the chairman of the board of directors or, if none, the chief executive officer, and must be called by the chief executive officer or the secretary at the request in writing of a majority of the board of directors or at the request in writing of stockholders owning shares of the US LEC capital stock entitled to a majority of the total number of votes entitled to be cast by all shares of capital stock of US LEC issued and outstanding and entitled to vote, or at the request in writing of the persons that hold, in the aggregate, at least 50,000 shares of the US LEC referred stock. Such request must state the purpose or purposes of the proposed meeting.

Notice of Stockholder Actions

PAETEC Holding

The amended and restated PAETEC bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors at any annual or certain special stockholders’ meetings or to present any other business for consideration at any annual stockholder meetings. These procedures require a stockholder to submit in writing to the PAETEC Holding secretary any nomination of a candidate for election to the board of directors or any other proposal for consideration at any annual meeting not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be received not later than the tenth day following the first day on which public announcement of the date of the annual meeting is first made by PAETEC Holding. These procedures would also require a stockholder to submit in writing to PAETEC Holding’s secretary any nomination of a candidate for election to the board of directors for consideration at any special meeting not more than 120 days before such special meeting and not less than the later of 90 days before such special meeting and the tenth day following the day on which public announcement of the date of the special meeting and of the director nominees proposed by the board to be elected at such meeting is first made.

The notice must include the following information:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

•	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, and

•	such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected;

(2) as to any other business that the stockholder proposes to bring before the meeting:

•	a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

•	the name and address of such stockholder, as they appear on PAETEC Holding’s books, and the name and address of such beneficial owner;

•	the class and number of shares of capital stock which are owned beneficially and of record by such stockholder and such beneficial owner;

•	a representation that the stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

•	a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding PAETEC Holding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

PAETEC Holding may require any proposed nominee to furnish such other information as it may reasonably require in order to determine the eligibility of such proposed nominee to serve as a director. The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

A stockholder will also be required to comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

PAETEC

The provisions in PAETEC’s bylaws relating to advance notice of stockholder nominations for directors and stockholder proposals are substantially similar to those contained in PAETEC Holding’s bylaws described above, except that (1) stockholders may propose business other than for nominations for the election of directors to be brought before special meetings of stockholders, and (2) for notice of nominations or other business to be considered timely, a stockholder’s notice must be delivered to or mailed and received by the secretary of PAETEC Holding not less than 60 days before the meeting, except that in the event that less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by such stockholder must be so received not later than the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

US LEC

The US LEC bylaws provide that nominations of persons for election to the board of directors of US LEC may be made at a meeting of stockholders by or at the direction of the board of directors or by any stockholder of US LEC entitled to vote for the election of directors at the meeting, if the stockholder provides notice in writing to the secretary of US LEC received at the principal office of US LEC, with respect to an election to be held at an annual meeting of stockholders, not later than 90 days before the anniversary date of the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. Such stockholder’s notice to the secretary shall set forth:

(1) as to each person whom the stockholder proposes to nominate for election as director:

•	the name, age, business address, residence address and principal occupation or employment of such person;

•	the class and number of any shares of capital stock of US LEC that are beneficially owned by such person; and

•	any other information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act (including such persons’ written consent to be named in the proxy statement as a nominee and to serving as a director if elected); and

(2) as to the stockholder giving notice:

•	the name and record address of such stockholder; and

•	the class and number of shares of US LEC that are beneficially owned by such stockholder.

No person otherwise eligible for election as a director shall be eligible for election as a director unless nominated as set forth herein. The procedures described above do not apply to the election or nomination of any person as a director designated by holders of the US LEC preferred stock or any other director in accordance with the terms of US LEC’s corporate governance agreement. The chairman of the meeting may disregard the nomination of any person not made in compliance with the foregoing procedure.

For business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice in writing to the secretary of US LEC. To be timely, a stockholder’s notice must be delivered or mailed to, and received by, the secretary not less than 120 days in advance of the date the corporation’s proxy statement was mailed to stockholders in connection with the previous year’s annual meeting of stockholders, except that if no annual meeting was held in the previous year or the stockholders did not execute a written consent in lieu of annual meeting, no proxy statement was mailed to stockholders in connection with the previous year’s annual meeting or the date of the annual meeting has been changed from the date contemplated at the time of the precious year’s proxy statement, a proposal received by US LEC 90 days in advance of the date on which the US LEC annual meeting is to be held will be deemed to be timely. To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting the following: a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; the name and record address of such stockholder; the class and number of shares of US LEC which are owned beneficially by such stockholder; and any material interest of such stockholder in such business. The chairman of the meeting may disregard the proposal of any business not made in compliance with the foregoing procedure.

Stockholder Action by Written Consent

PAETEC Holding

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The PAETEC Holding certificate of incorporation provides that, except as otherwise provided for relating to the rights of holders of any series of preferred stock, no action that is required or permitted to be taken by the stockholders of PAETEC Holding at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors.

PAETEC

The provisions of the DGCL relating to stockholder action by written consent, described above, apply to PAETEC. The PAETEC certificate of incorporation provides that, except as otherwise provided for relating to the rights of holders of any series of preferred stock, no action that is required or permitted to be taken by the stockholders of PAETEC at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors.

US LEC

The provisions of the DGCL relating to stockholder action by written consent, as described above, apply to US LEC. US LEC’s bylaws provide that action without an annual or special meeting of stockholders may be taken in accordance with the provisions of the certificate of designation relating to the US LEC Series A preferred stock. In addition, the US LEC bylaws provide that, unless otherwise restricted by the US LEC certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present or voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent must be given to those stockholders who have consented in writing.

Indemnification of Directors and Officers

PAETEC Holding

The DGCL provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. The DGCL further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

PAETEC Holding’s bylaws provide that PAETEC Holding will indemnify any person who was or is a party to or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of PAETEC Holding or, while a director or officer of PAETEC Holding, is or was serving at the request of PAETEC Holding as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such persons.

PAETEC

The provisions of the DGCL with respect to indemnification of directors and officers, as described above, apply to PAETEC. PAETEC’s bylaws provide that PAETEC will indemnify any person who was or is a party to or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reasons of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of PAETEC or, while a director or officer of PAETEC, is or was serving at the request of PAETEC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

US LEC

The provisions of the DGCL with respect to indemnification of directors and officers, as described above, apply to US LEC. US LEC’s certificate of incorporation provides that each person who is or was or had agreed to become a director or officer of US LEC, or each such person who is or was serving or had agreed to serve at the request of the board of directors or an officer of US LEC as an employee or agent of US LEC or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by US LEC to the fullest extent permitted by the DGCL or any other applicable laws in effect at the time of the certificate of incorporation or afterwards.

Limitation on Personal Liability of Directors

PAETEC Holding

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and for any transaction from which the director derived an improper personal benefit.

PAETEC Holding’s restated certificate of incorporation provides that no director of PAETEC Holding will be personally liable to PAETEC Holding or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to PAETEC Holding or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification of this provision of the restated certificate of incorporation will adversely affect any right or protection of any director or PAETEC Holding existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring before such modification or repeal.

PAETEC

The provisions of the DGCL with respect to limitation on director liability, as described above, apply to PAETEC. The PAETEC certificate of incorporation provides that no director of PAETEC will be personally liable to PAETEC or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification of this provision of the certificate of incorporation will adversely affect any right or protection of any director or PAETEC existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring before such modification or repeal.

US LEC

The provisions of the DGCL with respect to limitation on director liability, as described above, apply to US LEC. The US LEC certificate of incorporation provides that, to the fullest extent permitted by the DGCL as it may be amended, a director of the corporation will not be personally liable to US LEC or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this provision of the restated certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director of US LEC for or with respect to any acts or omissions of such director occurring before such amendment or repeal.

MANAGEMENT OF PAETEC HOLDING AFTER THE MERGERS

Directors

Size and Composition of Board of Directors

In accordance with the merger agreement, PAETEC Holding’s board of directors will consist of the following nine directors immediately after the merger closings:

•	the five individuals currently serving as directors of PAETEC;

•	three of the individuals currently serving as directors of US LEC; and

•	one additional individual to be designated by the board of directors of PAETEC before the effective time, who will qualify as an “independent director” with respect to PAETEC Holding within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

From and after the effective time of the mergers, the number of directors constituting the PAETEC Holding board of directors may not be less than four nor more than 15 directors, provided that, until the third anniversary of the merger closings:

•	the number of “continuing PAETEC directors” serving on the PAETEC Holding board of directors will be maintained at six and the number of “continuing US LEC directors” serving on the PAETEC Holding board of directors will be maintained at three; and

•	the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the US LEC board of directors, other than the continuing PAETEC directors committee constituted in accordance with the merger agreement solely of continuing PAETEC directors and the continuing US LEC directors committee constituted in accordance with the merger agreement solely of continuing US LEC directors, will be maintained at a ratio of two to one.

The continuing PAETEC directors and the continuing US LEC directors are the directors of PAETEC or US LEC who were appointed or designated to serve as directors of PAETEC Holding immediately after the effective time of the mergers, as set forth in the merger agreement, and any other directors of PAETEC Holding who take office after the date of the merger agreement and before the third anniversary of the effective time of the mergers who are nominated or designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee.

Classification of Board of Directors

The proposed PAETEC Holding restated certificate of incorporation provides that the PAETEC Holding board of directors will be divided into three classes of directors, other than those with respect to directors who may be elected exclusively by holders of any outstanding series of preferred stock. The three classes, which will be as nearly equal in number as possible, will be designated Class I, Class II and Class III. As a result, approximately one-third of the board of directors will be elected each year. At the first annual meeting of stockholders following the effective time of the mergers, the term of the Class I directors will expire and the Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the effective time of the mergers, the term of the Class II directors will expire and the Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the effective time of the mergers, the term of the Class III directors will expire and the Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

The merger agreement provides that the initial directors to serve on the PAETEC Holding board of directors immediately following the closing of the mergers, as described below under “—Continuing Directors,” will serve in the board classes indicated below and that the additional individual to be designated to the PAETEC Holding board of directors by the board of directors of PAETEC before the merger closings will serve as a Class I director.

Continuing Directors

The following presents information about the directors of PAETEC and US LEC who will serve as directors of PAETEC Holding immediately after the merger closings in accordance with the merger agreement.

Class I Directors

James A. Kofalt has served on the PAETEC board of directors since September 1999. From 1995 until he joined the PAETEC board, Mr. Kofalt served as the chairman of the board of directors of Campuslink Communications Systems, Inc., a company that developed and operated telecommunications systems on college and university campuses. In 1995, Mr. Kofalt founded and currently serves as President of KOCOM Communications, Inc., a telecommunications investment company. He also served as chairman of the board of directors of Classic Communications, Inc., a cable operator, before that company filed for protection from creditors under Chapter 11 of the United States bankruptcy code in November 2001. Classic Communications emerged from bankruptcy in January 2003 and currently does business as Cebridge Connections. From 1976 to 1994, Mr. Kofalt held various management positions with Cablevision Systems Corporation, a provider of cable television services, including President, Chief Operating Officer and director. Mr. Kofalt received his B.S. degree from The United States Military Academy at West Point.

Michael C. Mac Donald has served as a director of US LEC since April 2003. Since joining Xerox Corporation in 1977, Mr. Mac Donald has held various sales and marketing positions with that company. Since October 2004, he has been president of Global Accounts and Marketing Operations for Xerox, which is responsible for directing that company’s largest global accounts, improving the customer experience, corporate marketing, Xerox.com, advertising, worldwide public relations and marketing communications. Mr. Mac Donald is a director of Medifast, Inc. which is engaged in the production, distribution, and sale of weight products. He also serves on the boards of directors of the Rochester Institute of Technology, the U.S. Chamber of Commerce and the Jimmy V Foundation, and on the board of overseers of Rutgers University. In addition, Mr. Mac Donald is a member of the CMO Council North American Advisory Board.

Class II Directors

Tansukh V. Ganatra co-founded US LEC in June 1996 and has served as a director of US LEC since that time. Mr. Ganatra currently serves as a consultant to US LEC. He served as Chief Executive Officer and Vice Chairman of the Board of Directors of US LEC from July 1999 until his retirement in December 2001. He also served as President and Chief Operating Officer of US LEC from June 1996 until July 1999. From 1987 to 1997, Mr. Ganatra held various positions with ACC Corp., including service as its President and Chief Operating Officer. Before joining ACC Corp., Mr. Ganatra held various positions during a 19-year career with Rochester Telephone Corporation, culminating with the position of Director of Network Engineering.

William R. McDermott has served on the PAETEC board of directors since March 2004. Mr. McDermott is the President and Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG. Mr. McDermott serves on the board of directors of the Welfare to Work Partnership, a non-partisan, Washington-based organization. Before joining SAP, Mr. McDermott served as the Executive Vice President, Worldwide Sales Operations of Siebel Systems, as President of Gartner, Inc. and on the boards of directors of two subsidiaries of Xerox Corporation. Mr. McDermott received an M.B.A. degree from the J.L. Kellogg Graduate School of Management at Northwestern University, and completed the Executive Development Program at the University of Pennsylvania’s Wharton Graduate School of Management. In addition, Mr. McDermott received a B.S. degree in business administration from Dowling College.

Mark Zupan has served on the PAETEC board of directors since May 2006. Mr. Zupan is dean of the William E. Simon Graduate School of Business Administration at the University of Rochester, a position which he has held on a full-time basis since January 1, 2004. Mr. Zupan previously served as dean and professor of economics at the University of Arizona’s Eller College of Management from 1997 to 2003. Before his appointment at Arizona, Mr. Zupan taught at the University of Southern California’s Marshall School of Business, where he also served as associate dean of master’s programs. He was a teaching fellow in Harvard’s Department of Economics while pursuing his doctoral studies at M.I.T., and has been a visiting faculty member at the Amos Tuck School of Business Administration at Dartmouth College. Mr. Zupan holds a B.A. degree in economics from Harvard University and a Ph.D. in economics from Massachusetts Institute of Technology.

Class III Directors

Richard T. Aab will serve as Vice Chairman of the Board of Directors of PAETEC Holding. Mr. Aab co-founded US LEC in June 1996 and has served as its Chairman of the Board of Directors since that time. He served as Chief Executive Officer from June 1996 until July 1999. In 1982, Mr. Aab co-founded ACC Corp., an international telecommunications company in Rochester, New York. Between 1982 and 1997, he held various positions including Chairman of the Board, Chief Executive Officer, President and director. Also during that period, he served as Chairman and director of ACC’s international subsidiaries in Canada, ACC TelEnterprises, Ltd., and the United Kingdom, ACC Long Distance UK Ltd. Mr. Aab is a member of the Board of Trustees of the University of Rochester, the University of Rochester Medical Center, Rochester Institute of Technology and several private corporate entities. Mr. Aab holds a B.S. degree in Economics from Clarkson University.

Arunas A. Chesonis will serve as Chairman of the Board and Chief Executive Officer of PAETEC Holding. Mr. Chesonis has served as Chairman of the Board, President and Chief Executive Officer of PAETEC since its formation in May 1998 and as Chairman of the Board, President and Chief Executive Officer of its principal operating subsidiary, PAETEC Communications, Inc., since July 1998. Mr. Chesonis was appointed as President of ACC Corp. in February 1994 and was elected to its board of directors in October 1994. Mr. Chesonis joined ACC in May 1987 as Vice President of Operations for the U.S. business unit and was named President of ACC Long Distance Corp., or ACC Telecom, in January 1989. Mr. Chesonis also served as President of ACC’s Canadian operations and Managing Director of ACC’s U.K. enterprise. Before he joined ACC, Mr. Chesonis held several positions within Rochester Telephone Corporation, now known as Frontier Communications Corporation, a subsidiary of Citizens Communications company. Mr. Chesonis holds a B.S. degree in Civil Engineering from Massachusetts Institute of Technology and an M.B.A. degree from the Simon School of the University of Rochester.

Keith M. Wilson will serve as a director and as Executive Vice President and Chief Financial Officer of PAETEC Holding. Mr. Wilson has served as Executive Vice President and Chief Financial Officer of PAETEC and PAETEC Communications, Inc. since January 2001, and as a director of PAETEC since March 2006. From June 1999 until January 2001, Mr. Wilson served as Vice President and head of the Telecommunications Finance Group at Union Bank of California, where he focused on sourcing and providing capital for telecommunications services companies in the wireline, wireless and data services markets. From March 1998 until May 1999, Mr. Wilson was a Vice President of Merchant Banking and Head of Syndicated Finance for First Dominion Capital, based in New York. Mr. Wilson also has held positions with NationsBank from September 1996 until March 1998, Bank of Boston and Fleet Bank. Mr. Wilson serves on the Board of Directors of the Rochester Philharmonic Orchestra. He received a B.A. degree in Political Science from Dickinson College, where he was a Nisbet Scholar, and a M.A. degree in Asian Studies from the University of Michigan.

Independent Directors

Of the individuals designated by each of PAETEC and US LEC to serve on the PAETEC Holding board of directors immediately following the merger closings, the merger agreement required that each company identify in the merger agreement two of such company’s designees who would qualify, with respect to PAETEC Holding, as independent directors within the meaning of Rule 10A-3(b)(1) under the Exchange Act and Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Pursuant to this provisions, PAETEC identified Messrs. McDermott and Zupan and US LEC identified Messrs. Ganatra and Mac Donald as independent directors for these purposes. PAETEC and US LEC believe that each of these individuals will continue to qualify as independent directors for these purposes following the merger closings.

Director Compensation

In accordance with existing practice of PAETEC and US LEC, it is expected that directors of PAETEC Holding who are also full-time employees of PAETEC Holding will receive no additional compensation for their services as directors. Each non-employee director of PAETEC Holding will receive compensation for service on the PAETEC Holding board of directors as determined by the board of directors of PAETEC Holding upon the recommendation of the nominating and governance committee.

Executive Officers Who Are Not Directors

The merger agreement provides that Mr. Chesonis will serve as Chairman and Chief Executive Officer and that Mr. Wilson will serve as a director and Executive Vice President and Chief Financial Officer of PAETEC Holding immediately following the merger closings. The merger agreement also provides that the following additional individuals will serve as executive officers immediately following the completion of the mergers:

Edward J. Butler, Jr. will serve as Executive Vice President and Chief Operating Officer of PAETEC Holding. Mr. Butler has served as the Chief Operating Officer of PAETEC Communications since January 2006, and before that he served as Co-Chief Operating Officer beginning in September 2003. In his capacity as Chief Operating Officer, Mr. Butler oversees PAETEC’s Information Technology, Network, Engineering, and Switch Operations divisions, and as such, is responsible for both the performance and growth strategy of the company’s service delivery infrastructure. Mr. Butler joined PAETEC Communications as a member of the founding officer team in 1998 in the role of President-Wholesale Markets, and in May 2002 his role was expanded to President-Wholesale Markets/Network Services. He possesses more than 20 years of experience in the telecommunications industry. Before joining PAETEC, Mr. Butler served ACC Communications for more than a decade in a number of executive and managerial positions. Mr. Butler serves on the Comptel Alliance CEO Council and is Chairman for Compeer West, a not-for-profit United Way mentoring agency in Western New York.

J. Lyle Patrick will serve as Executive Vice President of Integration of PAETEC Holding. Mr. Patrick has served as Executive Vice President and Chief Financial Officer of US LEC since June 2005 and is primarily responsible for all finance and investor relations activities of US LEC. Mr. Patrick has over 18 years of industry experience and from May 2004 to March 2005 held the position of chief financial officer at, and from March 2005 through June 2005 acted as a consultant for, MetroPCS, a Dallas-based wireless provider offering services in several major metropolitan areas throughout the United States. Mr. Patrick also served as the chief financial officer of Completel from October 2001 through May 2002 and the chief financial officer of McLeodUSA from September 1997 through July 2001.

In addition to providing for the foregoing executive officers, the merger agreement provides that Mr. Chesonis, as Chairman and Chief Executive Officer, will fill as of the completion of the mergers other officer positions and other key management positions at PAETEC Holding, subject to reasonable approval by Mr. Aab, as Vice Chairman of the Board. Pursuant to these provisions, Amy G. Radke, who currently serves as Controller of US LEC, is expected to be appointed to serve as Controller and Principal Accounting Officer of PAETEC Holding immediately following the completion of the mergers. PAETEC Holding does not currently anticipate the appointment of any additional individuals to serve as executive officers of PAETEC Holding immediately following the completion of the mergers.

Executive Compensation

PAETEC Holding

PAETEC Holding has not yet paid any compensation to its principal executive officers or to any other person expected to become an executive officer of the company. The form and amount of the compensation to be paid to each executive officer in any future period is anticipated to be determined by the compensation committee of the PAETEC Holding board of directors.

PAETEC

The following table shows the compensation paid by PAETEC for 2003, 2004 and 2005 to its three executive officers who, as of the date of this joint proxy statement/prospectus, have been selected to serve as executive officers of PAETEC Holding as of the date of this joint proxy statement/prospectus:

Summary Compensation Table

		Annual Compensation		Long Term Compensation
Name and Principal Position(1)	Year	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation($) (2)
Arunas A. Chesonis Chairman, President and Chief Executive Officer	2005 2004 2003	500,000 495,385 347,981	204,125 197,575 55,000	— — 250,000	4,200 4,100 2,500

Edward J. Butler Executive Vice President	2005 2004 2003	330,000 327,539 249,731	134,723 84,236 131,271	— — 200,000	4,200 4,100 2,500

Keith M. Wilson Executive Vice President and Chief Financial Officer	2005 2004 2003	330,000 326,615 219,461	134,723 133,746 40,000	— — 50,000	4,200 4,100 2,500

(1)	Positions shown are those currently held with PAETEC.
(2)	The amounts shown consist of matching contributions by the company to its 401(k) savings and retirement plan.

US LEC

The following table shows the compensation paid by US LEC for 2003, 2004 and 2005 to its one executive officer who, as of the date of this joint proxy statement/prospectus, has been selected to serve as an executive officer of PAETEC Holding:

		Annual Compensation		Long Term Compensation
Name and Principal Position (1)	Year	Salary($)	Bonus($)	Securities Underlying Options(#) (2)	All Other Compensation($) (3)
J. Lyle Patrick Executive Vice President- Finance and Chief Financial Officer (Beginning June 20, 2005)	2005	160,300	67,500	300,000	22,279

(1)	Position shown is Mr. Patrick’s current US LEC position.
(2)	Options were issued in connection with the employment of Mr. Patrick.
(3)	Amount presented includes group term life insurance premium of $376. Mr. Patrick received $2,975 for medical and dental insurance premiums. In addition, Mr. Patrick received $18,928 for moving expenses.

Stock Option Grants in Fiscal 2005

PAETEC

There were no stock option grants in fiscal 2005 to the continuing executive officers of PAETEC Corp.

US LEC

The following table presents information with respect to the grants of stock options by US LEC to its continuing executive officer, Mr. Patrick, during the 2005 fiscal year:

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2005	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value ($)
J. Lyle Patrick	300,000	58%	2.34	6/17/2015	475,050

Stock Option Exercises in Fiscal 2005

PAETEC

The following table sets forth information for the continuing executive officers of PAETEC regarding the value of all unexercised stock options held at December 31, 2005.

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arunas A. Chesonis	—	—	375,000	125,000	—	—
Edward J. Butler	—	—	400,000	100,000	—	—
Keith M. Wilson	—	—	475,000	25,000	—	—

(1)	Amounts shown represent shares of common stock subject to stock options outstanding as of December 31, 2005.

US LEC

The following table sets forth information for the continuing executive officer of US LEC regarding the value of all unexercised stock options held at December 31, 2005:

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. Lyle Patrick	—	—	—	300,000	—	—

Employment Agreements

PAETEC

In March 2003, PAETEC entered into senior officer confidentiality, nonsolicitation, noncompetition and severance agreements with each of its executive officers as a condition of their continued employment, including the continuing PAETEC executive officers Messrs. Chesonis, Butler and Wilson. These agreements provide that, for a period of two years after the termination or resignation of the executive officer’s employment with PAETEC Corp. for any reason, the executive officer will not solicit or serve any of its clients, customers or employees; direct any business from, or enter into competition with, it in any line of business in which the company is then conducting operations that generate more than 10% of its total business revenue; or serve as an employee, partner, 10% or greater stockholder, officer, member, manager, director, consultant or other representative of any entity engaged in the activities restricted by the foregoing criteria. These agreements also include customary confidentiality provisions.

Assuming continued compliance by the executive officer with the noncompetition covenants, the agreements provide that, if an executive officer’s employment is terminated for any reason other than death, disability, for cause or for “good reason,” PAETEC Corp. will make severance payments to the executive officer for each of the two years after termination of his employment in an amount equal to the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. If an executive officer terminates his employment for “good reason,” or if the employment is terminated by PAETEC Corp. at any time within one year following the closing of any specified change of control transaction, the company will be obligated to make severance payments to the executive officer for each of the two years after termination of his employment in an amount equal to two times the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. For these purposes, termination for “good reason” means termination due to specified assignments having reduced responsibilities, reduced base salary, specified relocation events or voluntary resignation within 90 days following a change of control transaction. In all of these cases, the executive officer also will be entitled to continued eligibility for participation in the company’s benefit and health programs for a period of two years and to a payment during each of the two years after termination of an amount equal to the greater of 40% of the highest annualized base salary described above or the maximum amount that the executive officer would have been eligible to receive under the bonus plan for that year if the bonus year had been completed and all applicable bonus targets had been exceeded at the highest levels. The two-year period following termination in each of these cases will count as two years of service for purposes of calculating the vested portion of any stock options held by the executive officer. An executive officer will not be entitled to any portion of the foregoing severance package if the termination results from death or disability, or is for cause.

On August 11, 2006, PAETEC amended the senior officer confidentiality, nonsolicitation, noncompetition and severance agreements between it and each of Messrs. Chesonis, Wilson and Butler, among other members of PAETEC’s senior management, to provide that, if the executive voluntarily resigns from PAETEC within 90 days following the completion of the mergers, the executive would not be entitled to receive a cash severance payment in an amount equal to two times the highest annualized base salary paid to the executive at any time during the one-year period immediately preceding the employment termination date. In consideration for entering into this amendment, PAETEC amended the cash bonus agreements between it and each of these executives described above. Under the amendments, PAETEC terminated the provisions of the June 2006 retention bonuses paid to these executives that required each of the executives to repay 1/36th of the total bonus amount for each calendar month less than 36 calendar months in which the executive remained employed by PAETEC following the bonus payment date.

US LEC

For a description of a proposed retention and severance agreement that would, if executed, govern Mr. Patrick’s current employment and severance arrangements with US LEC and would continue to govern those arrangements with PAETEC Holding following the effective time of the mergers, see “The Mergers—Interests of US LEC’s Directors and Executive Directors in the Mergers.”

Certain Relationships and Related Transactions

PAETEC

The following is a summary of transactions since January 1, 2003 between PAETEC and its directors and executive officers who will serve as directors or executive officers of PAETEC Holding as of the effective time, as set forth above under “—Directors” and “—Executive Officers Who Are Not Directors” and with some of the entities with which the foregoing persons are affiliated or associated.

Recapitalization Transactions. In connection with PAETEC’s recapitalization completed in June 2006, PAETEC entered into transactions including the following with its Campuslink group of stockholders and its management stockholders, including Arunas A. Chesonis, Keith M. Wilson and Edward J. Butler, Jr. Alliance Cabletel Holdings, L.P. is one of the Campuslink group stockholders. James A. Kofalt, a director of PAETEC who will serve as a director of PAETEC Holding as of the effective time, is the sole stockholder and president of KOCOM Communications, Inc., the general partner of Alliance Cabletel Holdings.

•	Conversion of Class B Common Stock. PAETEC entered into a conversion and exchange agreement dated as of June 8, 2006 with some of the holders of its Class B common stock, including Messrs. Chesonis and Butler. These PAETEC Class B common stockholders owned as of the date of the agreement substantially all of the 2,635,000 shares of PAETEC Class B common stock which were then outstanding. Pursuant to PAETEC’s certificate of incorporation, the Class B common stockholders were entitled to cast 20 votes per share, to elect three members of PAETEC’s board of directors and to approve specified amendments to PAETEC’s certificate of incorporation and bylaws. These stockholders, whose votes were cast by Mr. Chesonis pursuant to proxies granted in his favor to vote all of the shares of PAETEC Class B common stock, collectively owned shares of PAETEC Class B common stock and Class A common stock representing as of the date of the agreement a majority of the voting power held by all of the outstanding PAETEC voting securities before the recapitalization.

The conversion and exchange agreement required the PAETEC Class B common stockholders who signed the agreement to convert or cause the conversion of each share of PAETEC Class B common stock into one share of PAETEC Class A common stock upon the completion of the recapitalization transactions. In order to induce the Class B common stockholders to undertake such conversion, and, as a result of such conversion, to surrender the voting control of PAETEC and the other rights and privileges of the PAETEC Class B common stock, PAETEC agreed pursuant to the conversion and exchange agreement to issue to the PAETEC Class B common stockholders that are parties to the agreement an aggregate of 3,400,000 shares of PAETEC Class A common stock, which are in addition to the shares of PAETEC Class A common stock that were to be issued pursuant to the conversion of the PAETEC Class B common stock. The agreement provides that Mr. Chesonis is entitled to receive 3,200,000 of the additional shares and Mr. Butler is entitled to receive 19,355 of the additional shares, which are expected to be issued before the completion of the mergers.

•	Management Compensation Agreements. In June, 2006, PAETEC entered into management compensation agreements with members of its senior management, including Messrs. Chesonis, Butler and Wilson in consideration for their services in connection with the recapitalization transactions and to promote PAETEC’s continued retention of such management employees following the recapitalization.

•	Under their management compensation agreements, Messrs. Chesonis, Butler and Wilson received the following upon completion of the recapitalization:

Restricted Stock Units for Class A Shares. Messrs. Chesonis, Butler and Wilson each received restricted stock units for 600,000 shares of PAETEC Class A common stock. The Class A units were issued pursuant to a newly-adopted plan, the PAETEC Corp. Executive Incentive Plan. The restricted stock units vest with respect to all shares subject to the units on the third anniversary of the date of grant, subject to certain conditions. The vesting of each executive’s restricted stock units will continue during the period of the non-competition covenant set forth in the executive’s senior officer confidentiality, nonsolicitation, noncompetition and severance agreements, provided that the executive continues to comply with the covenant.

Cash Retention Bonuses. In June 2006, cash retention bonuses were paid by PAETEC in the amount of $2.5 million to Mr. Chesonis, $500,000 to Mr. Butler and $500,000 to Mr. Wilson. The bonuses were paid pursuant to a cash bonus agreement between PAETEC and each executive. The bonus agreements included a “clawback” feature requiring repayment of 1/36th of the total bonus for each calendar month less than 36 calendar months in which the executive remains employed by PAETEC following the payment date of the bonus.

Agreement Terminations. The management compensation agreement with Mr. Butler provides for the termination of his stock rights agreements with PAETEC and Mr. Chesonis. The management compensation agreement with Mr. Chesonis provided for the termination of his stock purchase agreement with PAETEC. These agreements, pursuant to which these executives made their initial investments in PAETEC before 2000, provided for piggyback registration rights, co-sale rights with respect to certain private transfers by Mr. Chesonis, and other stockholder matters. Mr. Chesonis also agreed to terminate voting and stockholders’ agreements which entitled him to board representation rights with respect to the PAETEC board.

Share Repurchase. In June 2006, PAETEC purchased from some of the Campuslink stockholders and some of their affiliates a total of 6,546,526 shares of PAETEC Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. As part of this transaction, PAETEC purchased 2,347,032 shares of PAETEC Class A common stock for a total purchase price of $18.3 million from Alliance Cabletel Holdings. In connection with the purchase, the Campuslink stockholders agreed to approve the recapitalization transactions and related transactions and to terminate substantially all of their existing rights with respect to the management and capital stock of PAETEC.

Registration Rights. In connection with the recapitalization, PAETEC entered into a registration rights agreement on July 12, 2006 with a number of its stockholders, including Messrs. Chesonis and Butler. The registration rights agreement provides for the modified continuation of the piggyback registration rights of these executives with respect to their PAETEC common stock, as set forth in the stock purchase agreement and stock rights agreement of these executives that were terminated in connection with the recapitalization as described above under “—Agreement Terminations.”

Stockholders’ Agreement. In connection with the recapitalization, PAETEC entered into a stockholders’ agreement on July 12, 2006 with a number of its stockholders, including Messrs. Chesonis, Butler and Wilson. Under the stockholders’ agreement, which superseded all prior PAETEC voting and stockholders’ agreements, Mr. Chesonis is entitled to designate two individuals for appointment or for nomination for election to the PAETEC board of directors. The rights of Mr. Chesonis under this agreement, pursuant to which Messrs. Chesonis and Wilson serve as PAETEC directors, will terminate immediately before the effective time.

Transactions In Anticipation of Withdrawn Initial Public Offering. In April 2005, in anticipation of an initial public offering of our common stock, PAETEC amended, or entered into agreements providing for the termination of, substantially all of the agreements it had entered into with its Campuslink group of stockholders and its management stockholders, including Arunas A. Chesonis, Keith M. Wilson and Edward J. Butler, Jr. Alliance Cabletel Holdings, L.P. is one of the Campuslink group stockholders. James A. Kofalt, a director of PAETEC who will serve as a director of PAETEC Holding as of the effective time, is the sole stockholder and president of KOCOM Communications, Inc., the general partner of Alliance Cabletel Holdings.

Among other matters, these amendments and new agreements provided for the following:

•	the termination, effective upon the completion of the initial public offering, of substantially all of the rights of the Campuslink stockholders relating to PAETEC’s management and their ownership or voting of PAETEC’s capital stock, including approval rights over specified corporate transactions, board representation rights, preemptive rights and co-sale rights;

•	PAETEC’s issuance of shares of PAETEC common stock and payment of specified cash amounts to the Campuslink stockholders, which would have fluctuated based on the size and pricing of the initial public offering;

•	the termination, effective upon the completion of the initial public offering, of most of the rights and obligations of Messrs. Chesonis and Butler relating to their ownership or voting of PAETEC’s capital stock; and

•	cash compensation payable upon completion of the initial public offering of $3.4 million, in the case of Mr. Chesonis, and of $350,000, in the case of Mr. Butler. Mr. Chesonis also would have been entitled to receive restricted stock units for 490,000 shares of Class A common stock and Mr. Butler would have been entitled to receive restricted stock units for 53,000 shares of Class A common stock upon completion of the offering.

All of the amendments and related agreements that PAETEC entered into in April 2005 with the Campuslink stockholders and management stockholders terminated or expired following PAETEC’s decision in September 2005 not to complete such an initial public offering during 2005. As a result, none of the transactions contemplated by the amendments and agreements were completed.

Other Transactions. PAETEC employs two siblings of Arunas A. Chesonis. Algimantas K. Chesonis serves as PAETEC’s Senior Vice President of Finance and Controller and Jolanda J. Chesonis serves as PAETEC’s Vice President of Human Resources. PAETEC made total salary and bonus payments to them of $355,570 for the six months ended June 30, 2006, $282,411 for 2005, $277,668 for 2004 and $242,392 for 2003. During these periods, PAETEC also issued these individuals options to purchase a total of 57,000 shares of PAETEC common stock at exercise prices ranging from $2.00 to $6.25 per share and restricted stock units representing 100,000 shares of PAETEC common stock. In addition, from time to time, Pamela A. Chesonis, who is the spouse of Arunas A. Chesonis, performs consulting services relating to network services contracts for PAETEC. For these services, PAETEC has paid Ms. Chesonis $9,075 for the six months ended June 30, 2006, $13,669 for 2005, $14,020 for 2004 and $21,932 for 2003.

US LEC

The following is a summary of transactions since January 1, 2003 between US LEC and its directors and executive officers who will serve as directors or executive officers of PAETEC Holding as of the effective time, as set forth above under “—Directors” and “—Executive Officers Who Are Not Directors.”

Ganatra Consulting Agreement. US LEC entered into a consulting agreement with Tansukh Ganatra, a director of US LEC, effective as of January 1, 2002. The consulting agreement expires on January 1, 2009 unless terminated earlier as provided below. Pursuant to the consulting agreement, Mr. Ganatra is entitled to receive an annual consulting fee of $50,000 for a specified number of days of consulting services per year. Mr. Ganatra is entitled to an hourly consulting fee if he performs additional services, at US LEC’s request, for more than the specified number of days per year. Mr. Ganatra may terminate the consulting agreement at any time. US LEC may terminate the consulting agreement in the event of Mr. Ganatra’s disability or breach of the consulting agreement. Upon termination of the consulting agreement, Mr. Ganatra is entitled to receive accrued but unpaid fees through the date of termination. In addition, during the term of the consulting agreement and following its termination, Mr. Ganatra has agreed not to compete with US LEC within defined geographic areas, and not to encourage US LEC’s employees to terminate their employment with US LEC and work for one of US LEC’s competitors. Mr. Ganatra does not receive any compensation or options for his service as a director.

Option Exchange Offer. In February 2006, US LEC announced an offer to exchange outstanding options held by employees and directors granted before January 1, 2006 for the opportunity to receive new options for the same number of shares (but with a different vesting schedule) in March 2006. There were 4,320,632 options eligible for exchange in the offer. Immediately following the expiration of the offer on March 27, 2006, US LEC accepted approximately 3,721,464 options for exchange and canceled tendered options and granted new options the same day with an exercise price of $2.08, determined by the average closing price of the US LEC common stock for the five consecutive trading days ending immediately before the expiration date. As a result of the participation of Michael Mac Donald, a director of US LEC, in the option exchange offer, an option to purchase 20,000 shares of US LEC common stock was cancelled and he received a new option for the same number of shares on March 27, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

Security Ownership of Certain Beneficial Owners and Management of PAETEC

The following table sets forth information regarding the beneficial ownership of the PAETEC common stock as of September 30, 2006 by:

•	each of PAETEC’s directors;

•	PAETEC’s Chairman, President and Chief Executive Officer and its other four most highly compensated executive officers serving on December 31, 2005;

•	all directors and executive officers of PAETEC as a group; and

•	each person known by PAETEC to own beneficially more than 5% of the PAETEC common stock.

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the tables below that share beneficial ownership with respect to the securities shown is set forth following the table.

For information concerning ownership by some of the executive officers of options or other rights that are not required to be reflected in the following beneficial ownership table, see “The Mergers—Interests of PAETEC’s Directors and Executive Officers in the Mergers” and “Management of PAETEC Holding after the Mergers—Stock Option Exercises in Fiscal 2005.”

As of September 30, 2006, 30,168,997 shares of PAETEC common stock were outstanding and no shares of PAETEC preferred stock were outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%) (1)
Executive Officers and Directors:

Arunas A. Chesonis (2)	3,256,120	10.6

John P. Baron (3)	800,000	2.6

Jeffrey L. Burke (4)	292,500	*

Edward J. Butler (5)	754,000	2.5

Keith M. Wilson (6)	487,500	1.6

James A. Kofalt (7)	152,500	*

William R. McDermott (8)	57,500	*

Mark Zupan	—	—

All directors and executive officers as a group (15 persons) (9)	8,009,626	23.7

Principal Stockholders:

Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998 (10)	1,815,000	6.0

Madison Dearborn Capital Partners group (11)	3,433,091	11.4

New Moon Trust u/t/d 6/1/95, Jeffrey P. Sudikoff and Joyce M. Sudikoff, co-trustees (12)	3,315,565	11.0

The Blackstone group (13)	2,452,207	8.1

*	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.
(2)	The shares of PAETEC common stock shown as beneficially owned by Mr. Chesonis include 177,499 shares of PAETEC common stock held by a trust for which Mr. Chesonis’s father and mother-in-law serve as co-trustees and share voting and investment power, 190,121 shares of PAETEC common stock held for the benefit of a family foundation for which Mr. Chesonis’s mother, mother-in-law and wife share voting and investment power, and 437,500 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006. Mr. Chesonis’s address is c/o PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.
(3)	The shares of PAETEC common stock shown as beneficially owned by Mr. Baron include 24,148 shares of PAETEC common stock held by trusts for the benefit of Mr. Baron’s children, 34,500 shares of PAETEC common stock held by a trust for which Mr. Baron’s brother serves as trustee and exercises sole voting and investment power, 25,852 shares of PAETEC common stock held for the benefit of a family foundation for which Mr. Baron’s brother and sister-in-law share voting and investment power and 450,000 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006. Mr. Baron disclaims beneficial ownership of the shares held by the trust and family foundation.
(4)	The shares of PAETEC common stock shown as beneficially owned by Mr. Burke include 292,500 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006.

(5)	The shares of PAETEC common stock shown as beneficially owned by Mr. Butler include 14,489 shares of PAETEC common stock held by a trust for which Mr. Butler’s wife and brother serve as co-trustees and share voting and investment power, 15,511 shares of PAETEC common stock held for the benefit of a family foundation for which Mr. Butler, Mr. Butler’s wife and brother share voting and investment power and 450,000 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006.
(6)	The shares of PAETEC common stock shown as beneficially owned by Mr. Wilson include 487,500 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006.
(7)	The shares of PAETEC common stock shown as beneficially owned by Mr. Kofalt include 97,500 shares of PAETEC common stock issuable upon the exercise of stock options that are exercisable as of or within 60 days of September 30, 2006.
(8)	The shares of PAETEC common stock shown as beneficially owned by Mr. McDermott include 57,500 shares of PAETEC common stock issuable upon the exercise of stock options that are exercisable as of or within 60 days of September 30, 2006.
(9)	The shares of PAETEC common stock shown as beneficially owned by all directors and executive officers as a group include options to purchase 3,583,845 shares of PAETEC common stock that are exercisable as of or within 60 days of September 30, 2006.
(10)	The address of Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998, is c/o Sirius Telecommunications, 1933 Cliff Drive, Suite 28, Santa Barbara, California 93109.
(11)	The shares of PAETEC common stock shown as beneficially owned by the Madison Dearborn Capital Partners group consists of 3,351,320 shares of PAETEC common stock owned of record by Madison Dearborn Capital Partners III, L.P., 74,414 shares of PAETEC common stock owned of record by Madison Dearborn Special Equity III, L.P., and 7,357 shares of PAETEC common stock owned of record by Special Advisors Fund I, LLC. Each of the members of the Madison Dearborn Capital Partners group shares voting and investment power with respect to all of the shares shown. The address of the Madison Dearborn Capital Partners group is Three First National Plaza, Suite 3800, Chicago, Illinois 60670.
(12)	Jeffrey P. Sudikoff and Joyce M. Sudikoff, co-trustees of the New Moon Trust u/t/d 6/1/95, share voting and investment power with respect to the shares held by the trust. The address of the trust is P.O. Box 492494, Los Angeles, California 90049.
(13)	The shares of PAETEC common stock shown as beneficially owned by the Blackstone group consists of 1,954,856 shares of PAETEC common stock owned of record by Blackstone CCC Capital Partners L.P., 350,219 shares of PAETEC common stock owned of record by Blackstone CCC Offshore Partners L.P. and 147,132 shares of PAETEC common stock owned of record by Blackstone Family Investment Partnership III L.P., which we refer to collectively as the “Blackstone Entities”. Blackstone Management Associates III L.L.C. is the general partner of each of the Blackstone Entities, having voting and investment power over the shares of PAETEC common stock held or controlled by each of the Blackstone Entities. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone Management Associates III and, as such, may be deemed to share beneficial ownership of the shares of PAETEC common stock held or controlled by the Blackstone Entities. Each of Blackstone Management Associates III and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares of PAETEC common stock. The address of Blackstone Management Associates III and each of the Blackstone Entities is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

Security Ownership of Certain Beneficial Owners and Management of US LEC

The following table sets forth information regarding the beneficial ownership of US LEC common stock and preferred stock as of September 30, 2006 by:

•	each of US LEC’s directors;

•	US LEC’s President and Chief Executive Officer and its other executive officer serving on December 31, 2005;

•	all directors and executive officers of US LEC as a group; and

•	each person known to US LEC to own beneficially more than 5% of the US LEC common stock or US LEC preferred stock.

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right; or through the conversion of preferred stock, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the tables below that share beneficial ownership with respect to the securities shown is set forth following the table.

For information concerning ownership by some of the executive officers of options or other rights that are not required to be reflected in the following beneficial ownership table, see “The Mergers—Interests of US LEC’s Directors and Executive Officers in the Mergers” and “Management of PAETEC Holding after the Mergers—Stock Option Exercises in Fiscal 2005.”

As of September 30, 2006, 31,942,745 shares of US LEC common stock were outstanding and 290,189.069 shares of US LEC preferred stock were outstanding. The following table and related notes do not include the additional shares of US LEC common stock or US LEC preferred stock that may be issuable after September 30, 2006 as a result of dividends that accrue on the US LEC preferred stock after that date.

	Common Stock		Preferred Stock
Name of Beneficial Owner	Number of Shares	% of Class (1)	Number of Shares	% of Class (1)	% of Voting Power (1)
Executive Officers and Directors:

Richard T. Aab (2)	10,425,429	31.9	0	0	24.1

Tansukh V. Ganatra (3)	3,182,763	9.9	0	0	7.5

David M. Flaum (4)	225,000	*	0	0	*

Steven L. Schoonover (5)	100,000	*	0	0	*

Aaron D. Cowell, Jr. (6)	318,086	1.0	0	0	*

Michael K. Robinson (7)	123,942	*	0	0	*

J. Lyle Patrick (8)	97,279	*	0	0	*

Michael C. Mac Donald (9)	15,000	*	0	0	*

Michael A. Krupka (10)	5,241,528	14.1	145,095	50.0	12.4

Anthony J. DiNovi (11)	4,966,341	13.5	137,477	47.4	11.7

All executive officers and directors as a group (10 persons)	24,695,368	56.6	282,572	97.4	56.6

Investors:

Bain Capital CLEC Investors, L.L.C. (12)	5,241,528	14.1	145,095	50.0	12.4

Thomas H. Lee Investors (13)	5,241,528	14.1	145,095	50.0	12.4

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership of the class and of the total common voting power as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. For purposes of determining beneficial ownership of the US LEC common stock, each share of US LEC preferred stock is deemed to be convertible into 36.1249 shares of US LEC common stock as of September 30, 2006.
(2)	The shares of US LEC common stock shown as beneficially owned by Mr. Aab include 4,309,500 shares of US LEC common stock held by Melrich Associates, L. P. for which Mr. Aab and his wife are the sole general partners and share voting and dispositive power, and 789,473 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after September 30, 2006. Mr. Aab’s address is c/o US LEC Corp., 6801 Morrison Boulevard, Charlotte, North Carolina 28211.
(3)	The shares of US LEC common stock shown as beneficially owned by Mr. Ganatra include 235,000 shares of US LEC common stock jointly owned with his wife, 105,263 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after September 30, 2006 and 2,842,500 shares as to which Mr. Ganatra has exclusive voting and dispositive power through a stock control agreement with his son. Mr. Ganatra’s address is c/o US LEC Corp., 6801 Morrison Boulevard, Charlotte, North Carolina 28211.
(4)	The shares of US LEC common stock shown as beneficially owned by Mr. Flaum include 35,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(5)	The shares of US LEC common stock shown as beneficially owned by Mr. Schoonover include 15,000 shares of US LEC common stock held by Schoonover Investments Limited Partnership, a limited partnership controlled by Mr. Schoonover, and includes 85,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(6)	The shares of US LEC common stock shown as beneficially owned by Mr. Cowell include 255,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(7)	The shares of US LEC common stock shown as beneficially owned by Mr. Robinson include 119,250 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(8)	The shares of US LEC common stock shown as beneficially owned by Mr. Patrick include 75,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(9)	The shares of US LEC common stock shown as beneficially owned by Mr. Mac Donald include 15,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(10)	The shares of US LEC common stock shown as beneficially owned by Mr. Krupka are issuable upon conversion of the shares of US LEC preferred stock shown as owned by Mr. Krupka at a conversion price per share of US LEC common stock of approximately $28.05. Mr. Krupka is a member of Bain Capital Investors, LLC, which we refer to as “Bain Investors.” Bain Investors is the sole general partner of Bain Capital Partners VI, L.P., which is the sole general partner of Bain Capital Fund VI, L.P. or “Bain Fund VI.” Bain Fund VI is the Administrative Member of Bain Capital CLEC Investors, L.L.C., or “CLEC Investors.” By virtue of this relationship, Mr. Krupka may be deemed to share voting and dispositive power with respect to the 145,095 shares of preferred stock held by CLEC Investors. Mr. Krupka disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Krupka’s address is Bain Capital, Inc., 111 Huntington Avenue, Boston, Massachusetts 02199.
(11)

The shares of US LEC common stock shown as beneficially owned by Mr. DiNovi are issuable upon conversion of the shares of US LEC preferred stock shown as owned by Mr. DiNovi at a conversion price per share of US LEC common stock of approximately $28.05. The 137,477 shares of preferred stock include (a) 355 shares held by Mr. DiNovi for his own account, (b) 121,202 shares held by Thomas H. Lee Equity Fund IV, L.P. or “THL Equity Fund,” (c) 4,148 shares held by Thomas H. Lee Foreign Fund IV, L.P., or “THL Foreign Fund,” and (d) 11,772 shares held by Thomas H. Lee Foreign Fund IV-B, or “THL

Foreign Fund B.” THL Equity Advisors IV, LLC. is the general partner of each of these three funds. Mr. DiNovi is a managing director of THL Advisors. Other than the 355 shares Mr. DiNovi holds for his own account, Mr. DiNovi disclaims beneficial ownership of all reported shares except to the extent of his pecuniary interest therein. Mr. DiNovi’s address is Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

(12)	The information concerning CLEC Investors is based upon US LEC’s records and information provided to US LEC on behalf of CLEC Investors. The shares of US LEC common stock shown as beneficially owned by CLEC Investors are issuable upon conversion of the shares of US LEC preferred stock shown as owned by CLEC Investors at a conversion price per share of US LEC common stock of approximately $28.05. By virtue of its role as Administrative Member of CLEC Investors, Bain Fund VI may be deemed to beneficially own all 145,095 shares of preferred stock held by CLEC Investors. Bain Fund VI disclaims beneficial ownership of all but the 61,880 shares of preferred stock in which it holds a pecuniary interest. Based on their pro-rata share of membership interests in CLEC Investors, other members of CLEC Investors affiliated with Bain Fund VI may be deemed to beneficially own shares of preferred stock held by CLEC Investors as follows: (a) 68,662 shares held by Bain Capital VI Coinvestment Fund, L.P., whose sole general partner is Bain Partners VI, whose sole general partner is Bain Investors, (b) 3,766 shares held by BCIP Associates II, a Delaware general partnership of which Bain Investors is the managing partner, (c) 456 shares held by BCIP Trust Associates II, a Delaware general partnership of which Bain Investors is the managing partner, (d) 612 shares held by BCIP Associates II-B, a Delaware general partnership of which Bain Investors is the managing partner, (e) 225 shares held by BCIP Trust Associates II-B, a Delaware general partnership of which Bain Investors is the managing partner, (f) 621 shares held by BCIP Associates II-C, a Delaware general partnership of which Bain Investors is the managing partner, and (g) 206 shares held by PEP Investments Pty Ltd., for which Bain Investors is attorney-in-fact. Bain Capital, Inc.’s address is 111 Huntington Avenue, Boston, MA 02199.
(13)	The information concerning the Thomas H. Lee Investors is based upon US LEC’s records and information provided to US LEC on behalf of Thomas H. Lee Investors. The shares of US LEC common stock shown as beneficially owned by the Thomas H. Lee Investors are issuable upon conversion of the shares of US LEC preferred stock shown as owned by the Thomas H. Lee Investors at a conversion price per share of US LEC common stock of approximately $28.05. The 145,095 shares of preferred stock includes (a) 121,202 shares held by THL Equity Fund, whose sole general partner is THL Advisors, (b) 4,148 shares held by THL Foreign Fund, whose sole general partner is THL Advisors, (c) 11,772 shares held by THL Foreign Fund B, whose sole general partner is THL Advisors, (d) 788 shares held by Thomas H. Lee Charitable Investment Limited Partnership, (e) an aggregate of 5,191 shares held by certain parties affiliated with Thomas H. Lee Partners, L.P., and (f) 1,994 shares held by Putnam Investment Holdings, LLC. Each of the Thomas H. Lee Investors disclaims beneficial ownership of those shares held by the other Thomas H. Lee Investors. Thomas H. Lee Partners, L.P.’s address is 100 Federal Street, Boston, MA 02110.

Security Ownership of Certain Beneficial Owners and Management of PAETEC Holding

The following table sets forth information regarding the beneficial ownership of PAETEC Holding common stock expected to be outstanding immediately following the effective time of the mergers by each of the following persons, based on the assumptions that (1) such persons continue to own beneficially at the effective time the same number of shares of PAETEC common stock or US LEC common stock, or securities convertible into or exercisable for PAETEC or US LEC common stock, as they beneficially owned as of September 30, 2006, other than the US LEC preferred stock, (2) the US LEC preferred stock repurchase will be completed immediately before the completion of the mergers, (3) the mergers are completed on the basis of the exchange ratios of 1.623 shares of PAETEC Holding common stock for each share of PAETEC common stock and one share of PAETEC Holding common stock for each share of US LEC common stock and (4) the mergers are completed on             , 200  :

•	each individual identified as of the date of this joint proxy statement/prospectus to serve as a director of PAETEC Holding as of the effective time of the mergers;

•	each individual identified as of the date of this joint proxy statement/prospectus to serve as an executive officer of PAETEC Holding as of the effective time of the mergers;

•	all of such identified directors and executive officers of PAETEC Holding as a group; and

•	each person expected to own beneficially more than 5% of the PAETEC Holding common stock.

The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the tables below that share beneficial ownership with respect to the securities shown is set forth following the table.

For information concerning ownership by some of the executive officers of options or other rights that are not required to be reflected in the following beneficial ownership table, see “ The Mergers—Interests of PAETEC’s Directors and Executive Officers in the Mergers,” “The Mergers—Interests of US LEC’s Directors and Executive Officers in the Mergers” and “Management of PAETEC Holding after the Mergers—Stock Option Exercises in Fiscal 2005.”

The following table assumes that 80,907,027 shares of PAETEC Holding common stock will be outstanding immediately following the effective time of the mergers and that no shares of PAETEC Holding preferred stock will be outstanding immediately following the effective time of the mergers.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%) (1)
Identified Executive Officers and Directors:

Arunas A. Chesonis (2)	5,284,682	6.5

Richard T. Aab (3)	10,425,429	12.9

Edward J. Butler (4)	1,223,742	1.5

J. Lyle Patrick (5)	97,279	*

Amy G. Radke (6)	35,785	*

Keith M. Wilson (7)	791,212	1.0

Tansukh V. Ganatra (8)	3,182,763	3.9

James A. Kofalt (9)	247,507	*

Michael C. Mac Donald (10)	15,000	*

William R. McDermott (11)	93,322	*

Mark Zupan	—	—

All identified directors and executive officers as a group (11 persons) (12)	21,396,722	24.9

Investors:

Madison Dearborn Capital Partners group (13)	5,571,906	6.9

New Moon Trust u/t/d 6/1/95, Jeffrey P. Sudikoff and Joyce M. Sudikoff, co-trustees (14)	5,381,161	6.7

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.
(2)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Chesonis include 288,080 shares of PAETEC Holding common stock held by a trust for which Mr. Chesonis’s father and mother-in-law serve as co-trustees and share voting and investment power, 308,566 shares of PAETEC Holding common stock held for the benefit of a family foundation for which Mr. Chesonis’s mother, mother-in-law and wife share voting and investment power, and 710,062 shares of PAETEC common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006. Mr. Chesonis’s address is c/o PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.
(3)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Aab include 4,309,500 shares of PAETEC Holding common stock held by Melrich Associates, L. P. (“Melrich”) for which Mr. Aab and his wife are the sole general partners and share voting and dispositive power and 789,473 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after September 30, 2006. Mr. Aab’s address is c/o US LEC Corp., 6801 Morrison Boulevard, Charlotte, North Carolina 28211.
(4)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Butler include 23,515 shares of PAETEC Holding common stock held by a trust for which Mr. Butler’s wife and brother serve as co-trustees and share voting and investment power, 25,174 shares of PAETEC Holding common stock held for the benefit of a family foundation for which Mr. Butler, Mr. Butler’s wife and brother share voting and investment power and 730,350 shares of PAETEC Holding common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006.
(5)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Patrick include 75,000 shares of US LEC common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(6)	The shares of PAETEC Holding common stock shown as beneficially owned by Ms. Radke include 32,500 shares of PAETEC Holding common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(7)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Wilson include 791,212 shares of PAETEC Holding common stock issuable upon exercise of stock options that are exercisable as of or within 60 days after September 30, 2006.
(8)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Ganatra include 235,000 shares of PAETEC Holding common stock jointly owned with his wife, 105,263 shares issuable upon the exercise of warrants that are exercisable as of or within 60 days after September 30, 2006 and 2,842,500 shares as to which Mr. Ganatra has exclusive voting and dispositive power through a stock control agreement with his son.
(9)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Kofalt include 158,242 shares of PAETEC Holding common stock issuable upon the exercise of options that are exercisable as of or within 60 days of September 30, 2006.
(10)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. Mac Donald include 15,000 shares of PAETEC Holding common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(11)	The shares of PAETEC Holding common stock shown as beneficially owned by Mr. McDermott include 93,322 shares of PAETEC Holding common stock issuable upon the exercise of options that are exercisable as of or within 60 days after September 30, 2006.
(12)	The shares of PAETEC Holding common stock shown as beneficially owned by all directors and executive officers as a group include options and warrants to purchase 5,828,792 shares of PAETEC Holding common stock exercisable as of or within 60 days after September 30, 2006.
(13)	The shares of PAETEC Holding common stock shown as beneficially owned by the Madison Dearborn Capital Partners group consists of 5,439,192 shares of PAETEC Holding common stock owned of record by Madison Dearborn Capital Partners III, L.P., 120,773 shares of PAETEC Holding common stock owned of record by Madison Dearborn Special Equity III, L.P., and 11,940 shares of PAETEC Holding common stock owned of record by Special Advisors Fund I, LLC. Each of the members of the Madison Dearborn Capital Partners group shares voting and investment power with respect to all of the shares shown. The address of the Madison Dearborn Capital Partners group is Three First National Plaza, Suite 3800, Chicago, Illinois 60670.

(14)	Jeffrey P. Sudikoff and Joyce M. Sudikoff, co-trustees of the New Moon Trust u/t/d 6/1/95, share voting and investment power with respect to the shares held by the trust. The address of the trust is P.O. Box 492494, Los Angeles, California 90049.

BUSINESS RELATIONSHIPS BETWEEN PAETEC AND US LEC

Before they commenced discussions with respect to the proposed mergers, PAETEC and US LEC had entered into the following three operating agreements:

•	traffic exchange agreement, effective as of May 2, 2006, which governs the rates, terms and conditions of the exchange of local telecommunications traffic between the companies in the states in which both PAETEC and US LEC provide local exchange services;

•	wholesale master services agreement, dated as January 12, 2005, under which PAETEC provides US LEC certain telecommunications services; and

•	collocation license agreement, dated as of November 28, 2005, under which US LEC is able to place some telecommunications equipment in a PAETEC facility.

The agreements contain terms, rates and conditions that are generally offered to other similarly situated customers. Payments made by US LEC to PAETEC under these agreements totaled approximately $289,000 in 2005 and approximately $204,000 in the six months ended June 30, 2006. Payments made by PAETEC to US LEC under these agreements totaled approximately $98,000 in 2005 and approximately $56,000 in the six months ended June 30, 2006.

US LEC SPECIAL MEETING CHARTER AMENDMENT PROPOSAL

US LEC and PAETEC agreed in the merger agreement that the PAETEC Holding restated certificate of incorporation would be in the form of Annex F to this joint proxy statement/prospectus. The stockholders of US LEC are asked to consider and vote upon a proposal, referred to as the “charter amendment proposal,” to approve the PAETEC Holding restated certificate of incorporation in the form attached to this joint proxy statement/prospectus as Annex F. This proposal is separated into sub-proposals submitted to US LEC stockholders to vote upon those material aspects of the PAETEC Holding restated certificate of incorporation that do not appear in, or are different from, the certificate of incorporation of US LEC.

In accordance with the merger agreement, if the charter amendment proposal, including each of the sub-proposals, is approved by US LEC stockholders, PAETEC Holding will file the restated certificate of incorporation with the Delaware Secretary of State immediately before the effective time of the mergers. The restated certificate of incorporation will be effective upon filing. Under the merger agreement, approval of the PAETEC Holding restated certificate of incorporation, including each of the sub-proposals, by US LEC stockholders is a condition to the obligation of each of the parties to complete the mergers. Accordingly, if US LEC stockholders do not approve the restated certificate of incorporation, including each of the sub-proposals, US LEC or PAETEC may determine not to complete the mergers and instead may terminate the merger agreement.

The PAETEC Holding board of directors approved the proposed form of restated certificate of incorporation at a meeting on August 10, 2006 at which it also approved the merger agreement and the transactions contemplated by that agreement. PAETEC, as the sole stockholder of PAETEC Holding, approved and adopted the proposed form of restated certificate of incorporation by written consent on August 11, 2006.

The proposed PAETEC Holding restated certificate of incorporation contains a number of interrelated provisions. Some of the provisions, all of which were agreed upon by US LEC, PAETEC and PAETEC Holding in connection with their negotiation of the merger agreement, are material and differ from provisions contained in or omitted from the current US LEC certificate of incorporation. These provisions, which are described below and submitted to US LEC stockholders as sub-proposals of the charter amendment proposal, would:

•	increase the authorized capital stock of PAETEC Holding to 320,000,000 shares, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock;

•	provide that the number of authorized shares of PAETEC Holding common stock and preferred stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority in voting power of PAETEC Holding’s outstanding capital stock entitled to vote, voting together as a single class;

•	require a supermajority vote of PAETEC Holding stockholders to amend provisions of the PAETEC Holding bylaws that fix the size and composition of the board until the third anniversary of the effective time of the mergers;

•	establish a classified board consisting of three classes of directors, with each class coming up for election every three years;

•	restrict the ability of PAETEC Holding stockholders to act by written consent in lieu of a meeting of stockholders; and

•	divest the holders of PAETEC Holding common stock of the right to approve specified amendments to the restated certificate of incorporation that relate to terms of preferred stock that may be issued in the future.

By approving each of the foregoing sub-proposals, US LEC stockholders will also be approving the proposed PAETEC Holding restated certificate of incorporation in its entirety.

For more information about the rights of PAETEC Holding stockholders following completion of the mergers, and for additional information concerning the manner in which the provisions of the US LEC certificate of incorporation may differ from the provisions of the proposed PAETEC Holding restated certificate of incorporation described below, see “Comparison of Stockholder Rights” beginning on page 233. You should also carefully read the full text of the proposed PAETEC Holding restated certificate of incorporation, which is attached as Annex F to this joint proxy statement/prospectus. The following summary description of provisions of the proposed restated certificate of incorporation of PAETEC Holding is qualified by reference to the attached full text of the proposed PAETEC Holding restated certificate of incorporation.

Proposal 2A: Approval of an increase in the authorized capital stock of PAETEC Holding to 320,000,000 shares, consisting of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Under the proposed PAETEC Holding restated certificate of incorporation, PAETEC Holding’s authorized capital stock will consist of 320,000,000 shares, each with a par value of $0.01 per share, of which 300,000,000 shares will be designated as common stock and 20,000,000 shares will be designated as preferred stock. Based on the PAETEC exchange ratio of 1.623 and the US LEC exchange ratio of 1.000, PAETEC Holding anticipates that approximately 80.9 million shares of PAETEC Holding common stock will be issued and outstanding following completion of the mergers, without taking into account shares of PAETEC Holding common stock subject to issuance after the mergers pursuant to options, warrants, stock units and other rights to acquire PAETEC common stock or US LEC common stock that PAETEC Holding will issue pursuant to the merger agreement. Following completion of the mergers, there will be no shares of PAETEC Holding preferred stock issued and outstanding.

US LEC’s authorized capital stock consists of 132,924,728 shares, each with a par value of $0.01 per share, of which 122,924,728 shares have been designated as Class A common stock and 10,000,000 shares have been designated as preferred stock. As of September 30, 2006, 31,942,745 shares of US LEC common stock and 290,189.069 shares of US LEC preferred stock were outstanding.

The board of directors of US LEC believes that the authorization of the number of shares of PAETEC Holding common and preferred stock is advisable so that there will be sufficient shares available for issuance by PAETEC Holding for corporate purposes that the board of directors of PAETEC Holding may hereafter determine to be in the best interests of PAETEC Holding and its stockholders. Although PAETEC Holding currently has no commitments to issue additional authorized shares of common or preferred stock for such purposes, PAETEC Holding may seek additional funding for its business and operations. It may secure additional funding through the issuance and sale of additional shares of common or preferred stock, or of additional debt securities or other equity securities that are convertible into or exercisable or exchangeable for common stock. In addition, PAETEC Holding may wish to issue additional shares in connection with acquisitions of businesses, the declaration of stock dividends and other general corporate purposes. In previous years, PAETEC and US LEC have completed acquisitions in which the consideration consisted entirely or partially of common stock. PAETEC and US LEC also have completed offerings of common stock and of preferred stock and warrants which are convertible into or exercisable for common stock.

In many situations, prompt action may be required that would not permit PAETEC Holding to seek stockholder approval to authorize additional shares of common or preferred stock for a specific transaction on a timely basis. The board of directors of US LEC believes that the PAETEC Holding board of directors should have the flexibility to act promptly in the best interests of PAETEC Holding and its stockholders. The terms of any future issuance of common or preferred stock will depend largely upon market and financial conditions, the terms of any negotiated transaction, and other factors existing at the time of issuance.

The proposed additional authorized shares of common or preferred stock would be available for the foregoing issuances or other issuances without further action by PAETEC Holding’s stockholders, except as required by law or regulation, including requirements of Delaware law and rules of the NASDAQ Global Market or any other national securities exchange on which the common stock of PAETEC Holding is listed.

The proposed restated certificate of incorporation authorizes the board of directors of PAETEC Holding from time to time and without further stockholder action to provide for the issuance of authorized shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including dividend rights, liquidation preferences, redemption rights, conversion privileges, voting rights and other terms. At such time, if any, as PAETEC Holding issues and designates a series of preferred stock, the rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of such preferred stock. Among other things, by authorizing the issuance of shares of preferred stock with certain voting, conversion or other rights, the board of directors could significantly dilute the voting power of the holders of the common stock. PAETEC Holding has no present intention to issue any shares of preferred stock that would be authorized for issuance under the proposed restated certificate of incorporation.

Proposal 2B: Approval of the divestiture of the requirement of any class or series vote to change the number of authorized shares of any class or series of PAETEC Holding capital stock.

US LEC is subject to the provisions of Section 242(b)(2) of the DGCL. Under these provisions, an increase or decrease in the number of authorized shares of any class or series of capital stock requires the affirmative vote of the holders of a majority in voting power of such class or series, voting separately, in addition to the affirmative vote of the holders of a majority in voting power of the outstanding capital stock entitled to vote, voting together as a single class.

The proposed restated certification of incorporation provides that, notwithstanding the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of PAETEC Holding common stock and preferred stock may, without a class or series vote, be increased or decreased, but not below the number of shares then outstanding, from time to time by the affirmative vote of the holders of a majority in voting power of PAETEC Holding’s outstanding capital stock entitled to vote, voting together as a single class.

Proposal 2C: Approval of supermajority vote requirement to amend provisions of the PAETEC Holding bylaws that fix the size and composition of the board until the third anniversary of the effective time.

Under the proposed PAETEC Holding certificate of incorporation and bylaws, the number of directors constituting the PAETEC Holding board of directors may not be less than four nor more than 15 directors, except that Section 8 of Article III of the PAETEC Holding amended and restated bylaws (which would be effective immediately before the effective time of the mergers) provides that, until the third anniversary of the effective time of the mergers:

•	the number of “continuing PAETEC directors” serving on the PAETEC Holding board of directors will be maintained at six and the number of “continuing US LEC directors” serving on the PAETEC Holding board of directors will be maintained at three;

•	the ratio of continuing PAETEC directors to continuing US LEC directors serving on each committee of the PAETEC Holding board of directors, other than the committee of the PAETEC Holding board of directors constituted solely of continuing PAETEC directors and the committee of the PAETEC Holding board of directors constituted solely of continuing US LEC directors, will be maintained at a ratio of two to one;

•	all vacancies on the PAETEC Holding board of directors or a board committee created by the cessation of service of a continuing PAETEC Director for any reason will be filled by a nominee designated by the continuing PAETEC directors committee; and

•	all vacancies on the PAETEC Holding board of directors or a board committee created by the cessation of service of a continuing US LEC director for any reason will be filled by a nominee designated by the continuing US LEC directors committee.

The “continuing PAETEC directors” and the “continuing US LEC directors” are the directors of PAETEC or US LEC who were appointed or designated to serve as directors of PAETEC Holding as set forth in the merger agreement and any other directors of PAETEC Holding who take office after the date of the merger agreement and before the third anniversary of the effective time of the mergers who are nominated or designated to the PAETEC Holding board of directors by the continuing PAETEC directors committee or the continuing US LEC directors committee.

The proposed PAETEC Holding restated certificate of incorporation provides that, until the third anniversary of the effective time of the mergers, any amendments to Section 8 of Article III of the amended and restated PAETEC Holding bylaws or any increase in the number of directors that constitute the full PAETEC Holding board of directors that are:

•	made by the PAETEC Holding board of directors, will require the approval of the continuing PAETEC directors committee and the continuing US LEC directors committee; or

•	made by the PAETEC Holding stockholders, will require the affirmative vote of the holders of at least 75% in voting power of PAETEC Holding’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

The US LEC certificate of incorporation does not contain comparable provisions relating to the size or composition of the US LEC board of directors.

Proposal 2D: Approval of a classified board consisting of three classes of directors, with each class coming up for election every three years.

The proposed PAETEC Holding restated certificate of incorporation provides that the board of directors will be divided into three classes of directors, other than those with respect to directors who may be elected exclusively by holders of any outstanding series of preferred stock. The three classes, which will be as nearly equal in number as possible, will be designated Class I, Class II and Class III. As a result, approximately one-third of the board of directors will be elected each year. At the first annual meeting of stockholders following the effective time of the mergers, the term of the Class I directors will expire and the Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the effective time of the mergers, the term of the Class II directors will expire and the Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the effective time of the mergers, the term of the Class III directors will expire and the Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

A classified board of directors delays the ability of stockholders to change the composition of the majority of the board. A classified board of directors will have the effect of rendering it more difficult to accomplish, and thus may discourage, an unfriendly merger or tender offer, even if such a transaction would be favorable to stockholders. In addition, a classified board will make it more difficult for stockholders to remove directors or otherwise gain control of the board of directors, as no director of a classified board under the DGCL may be removed without “cause.” US LEC directors may currently be removed by stockholders for or without “cause.” Therefore, a classified board restricts the ability of stockholders to change the board and may make it more difficult to change incumbent management.

The US LEC certificate of incorporation does not provide for a classified board of directors.

Proposal 2E: Approval of restrictions on the ability of stockholders to act by written consent in lieu of a meeting of stockholders.

The proposed PAETEC Holding restated certificate of incorporation provides that, except as otherwise provided in connection with the rights of holders of any outstanding series of preferred stock, no action that is required or permitted to be taken by stockholders of PAETEC Holding at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting, unless the board of directors has expressly approved in advance the action to be taken by written consent and the taking of such action by such written consent. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

The US LEC certificate of incorporation does not restrict the ability of US LEC stockholders to act by written consent in lieu of a meeting of stockholders.

Proposal 2F: Approval of the divestiture of the right of PAETEC Holding stockholders to approve amendments to the restated certificate of incorporation that relate solely to terms of preferred stock that may be issued in the future.

Under the DGCL, unless a greater vote is required by the PAETEC Holding restated certificate of incorporation, an amendment to the restated certificate of incorporation would require the approval of PAETEC Holding’s board of directors and the affirmative vote of the holders of a majority in voting power of the shares of PAETEC capital stock entitled to vote on the amendment, with different classes of capital stock voting as separate classes only if required by the DGCL. The DGCL thus would afford holders of PAETEC Holding common stock, as well as holders of PAETEC Holding preferred stock if such preferred stock had voting rights, the right to vote on approval of an amendment to the restated certificate of incorporation relating to terms of outstanding preferred stock.

The PAETEC Holding certificate of incorporation provides that the holders of the PAETEC Holding common stock are not entitled to vote on any amendment to the PAETEC Holding certificate of incorporation, including any certificate of designation relating to any series of PAETEC Holding preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC Holding preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to the PAETEC Holding certificate of incorporation, including any certificate of designation relating to any series of PAETEC Holding preferred stock, or pursuant to the DGCL.

The US LEC certificate of incorporation does not contain restrictions on the ability of holders of US LEC common stock to approve amendments to the US LEC certificate of incorporation that relate to the terms of preferred stock.

Approval of PAETEC Holding Restated Certificate of Incorporation

Approval of the proposed PAETEC Holding restated certificate of incorporation, including each of the foregoing sub-proposals, requires the affirmative vote of the holders of a majority in voting power of the shares of US LEC common stock and US LEC preferred stock entitled to vote on the charter amendment proposal, voting together as a single class. Each share of US LEC preferred stock entitles its holder as of the record date for the US LEC special meeting to cast approximately [36.1] votes on each of the foregoing sub-proposals, which equals the number of shares of US LEC common stock into which each share of US LEC preferred stock may be converted on the record date of the US LEC special meeting.

The board of directors of US LEC unanimously recommends a vote FOR approval of the proposed PAETEC Holding restated certificate of incorporation, including each of the foregoing sub-proposals.

US LEC SPECIAL MEETING NEW EQUITY PLAN PROPOSAL

The stockholders of US LEC are asked to consider and vote upon a proposal to approve the PAETEC Holding Corp. 2006 Omnibus Incentive Plan, which is referred to as the “new equity plan,” at the US LEC special meeting. US LEC agreed in the merger agreement to submit the new equity plan to its stockholders for approval at the US LEC special meeting.

The PAETEC Holding board of directors unanimously approved the new equity plan on                     , 2006. The new equity plan will be effective as of that date if it is approved by US LEC stockholders at the US LEC special meeting, but only if the mergers contemplated by the merger agreement subsequently are completed. Under the merger agreement, approval of the new equity plan by US LEC stockholders is not a condition to the obligations of the parties to complete the mergers. Accordingly, even if the new equity plan is not approved by US LEC stockholders at the special meeting, the parties will be obligated to complete the mergers if the closing conditions are satisfied.

No awards under the new equity plan have been granted or will be granted unless and until the new equity plan is approved by US LEC stockholders at the US LEC special meeting and the new equity plan becomes effective. The granting of awards under the new equity plan will generally be within the discretion of the compensation committee of PAETEC Holding’s board of directors. Accordingly, it is not possible as of the date of this joint proxy statement/prospectus to determine the nature or amount of any such awards that may be subject to future grants to PAETEC Holding’s officers, employees and other participants in the new equity plan. The new equity plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the new equity plan, and PAETEC Holding reserves the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances.

The following summary description of the material features of the new equity plan is not intended to be exhaustive, and is qualified by reference to the copy of the new equity plan attached to this joint proxy statement/prospectus as Annex I.

Purpose and Eligibility

The purpose of the new equity plan is to enhance PAETEC Holding’s ability to attract, retain and motivate highly qualified officers, employees, outside directors and other persons to serve PAETEC Holding and its affiliates and to expend maximum effort to improve PAETEC Holding’s business results and earnings, by providing to such officers, employees, outside directors and other persons an opportunity to acquire or increase a direct proprietary interest in PAETEC Holding’s operations and future success through ownership of common stock.

Awards may be granted under the plan to officers, directors, including non-employee directors, and other employees of PAETEC Holding or any of its subsidiaries, to any individual who is an adviser, consultant or other provider of services to PAETEC Holding or its subsidiaries and any employee of those providers, and to any other individuals who are approved by the board of directors as eligible to participate in the plan. Only employees of PAETEC Holding or any of its subsidiaries are eligible to receive incentive stock options

Effective Date and Term

The new equity plan will expire on                      ,201        , unless earlier terminated by PAETEC Holding’s board of directors.

Administration, Amendment and Termination

The new equity plan will be administered by the compensation committee of PAETEC Holding’s board of directors. The compensation committee will have the authority to interpret the terms and intent of the new equity plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the new equity plan.

The compensation committee may delegate to any of the following such administrative duties or powers as the compensation committee may deem advisable:

•	one or more of the members of the compensation committee;

•	one or more officers of PAETEC Holding and/or its subsidiaries and affiliates; or

•	one or more agents or advisers.

The compensation committee may, by resolution, authorize one or more officers of PAETEC Holding to designate employees to be recipients of awards and/or to determine the amount and number of any such awards. Such officer or officers, however, may not grant awards to an employee who is considered an insider. For purposes of the new equity plan, an insider is a person who is an officer or director of PAETEC Holding or is a more than ten percent beneficial owner of any class of PAETEC Holding’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the board of directors in accordance with Section 16 of the Exchange Act. The resolution of the compensation committee providing for authorization to such officer or officers must set forth the total amount and number of awards such officer or officers may grant. The officer or officers must report periodically to the compensation committee regarding the nature and scope of the awards granted pursuant to the authority delegated to the officer or officers.

The compensation committee may alter, amend, modify, suspend or terminate the new equity plan and any award agreement in whole or in part at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new equity plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of the NASDAQ Stock Market.

Awards

Awards under the new equity plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	performance shares;

•	performance units;

•	cash-based awards;

•	other stock-based awards, including unrestricted shares; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination thereof, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR. “Restricted stock” is an award of common stock on which are imposed restrictions over restricted periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted stock. “Performance shares” are awards of common stock, the value for which at the time the common stock is payable is determined by the extent to which the applicable performance criteria have been met. “Performance units” are similar to performance shares except that the award is based upon cash value instead of shares of common stock. “Unrestricted shares” are awards of shares of common stock that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to New Equity Plan

Subject to adjustment as described below, a total of 10 million shares of PAETEC Holding common stock will be available for issuance under the new equity plan. Shares issued under the new equity plan may be authorized but unissued shares or treasury shares.

Any shares covered by an award, or portion of an award, granted under the new equity plan that is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new equity plan.

If any stock option is exercised by tendering shares to PAETEC Holding, or if PAETEC Holding withholds shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the new equity plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the new equity plan. Shares issued under the new equity plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the new equity plan. In the case of an SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The new equity plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. A maximum of 10,000,000 shares may be issued pursuant to incentive stock options. No participant may be awarded options or SARs for more than 2,000,000 shares in any calendar year, except that the limit in the case of newly hired employees is 3,000,000 shares. A maximum of 1,000,000 shares of restricted stock, or shares represented by restricted stock units, that vest based on the achievement of performance objectives may be awarded to any participant in any calendar year, except that the limit in the case of newly hired employees is 1,500,000 shares. A maximum of 1,000,000 performance units (equal to the value of a share) or performance shares may be awarded to any participant in any calendar year. A maximum amount of $3,000,000 in any calendar year or $5,000,000 in respect of a performance period greater than one year may be awarded or credited with respect to cash-based or other stock-based awards to any participant in any calendar year. The foregoing limitations are subject to adjustment as described below.

Terms and Conditions of Awards

Terms and Conditions of Options

An option granted under the new equity plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date, except that nonqualified stock options that are granted to participants outside the United States may have a term that is greater than ten years. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the new equity plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on the NASDAQ Stock Market, the fair market value of the common stock will be the closing price of the common stock as reported on the NASDAQ Stock Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the NASDAQ Stock Market for the last preceding date on which sales of the common stock were reported. If the shares of common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange that trades the largest volume of shares on the option grant date. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the lowest reported bid price and highest reported asked price of the common stock on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the board of directors and regularly reporting the market price of common stock in such market. If the common stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to PAETEC Holding or, to the extent permitted by law and at the discretion of the compensation committee, through a cashless exercise, the tender to PAETEC Holding of shares of common stock, withholding of shares issuable on exercise of the option or by a combination of cash payment, cashless exercise, withholding of shares and/or tender of shares or any other method that is approved by the compensation committee.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the new equity plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options may be transferred, subject to terms and conditions that the compensation committee deems appropriate.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed and/or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Stock Appreciation Rights

SARs may be granted in conjunction with all or a part of any option granted under the new equity plan. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which an SAR may be exercised in whole or in part, the time or times at which and the circumstances under which an SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not an SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “—Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of an SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of an SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which reduces the SAR grant price, either by lowering the SAR grant price or by canceling the outstanding SAR and granting a replacement SAR with a lower SAR grant price.

An SAR granted under the new equity plan will terminate upon the expiration of ten years from the grant date, except that an SAR that is granted to a participant outside the United States may have a term that is greater than ten years.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of SARs may be transferred, subject to terms and conditions that the compensation committee deems appropriate.

Terms and Conditions of Restricted Stock and Restricted Stock Units

Subject to the provisions of the new equity plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise determined by the compensation committee, to the extent permitted or required by law as determined by the compensation committee, holders of shares or restricted stock will have the right to exercise full voting rights with respect to those shares during the restricted period. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “—Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of restricted stock or restricted stock units may be transferred, subject to terms and conditions that the compensation committee deems appropriate.

Terms and Conditions of Performance Units and Performance Shares

The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. Each performance share will have an initial value that is equal to the fair market value of a share of common stock on the date of grant. Each performance unit will have an initial value set by the compensation committee. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Awards of performance units or performance shares are generally nontransferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of performance units or performance shares may be transferred, subject to terms and conditions that the compensation committee deems appropriate.

Terms and Conditions of Cash-Based and Other Stock-Based Awards

The compensation committee may grant cash-based awards to participants in such amounts and upon such terms as the compensation committee may determine. The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of the shares of common stock. Any cash-based awards or other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Dividend Equivalents

The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the new equity plan. Dividend equivalents will entitle the participant to receive cash, common stock or other property equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock, in awards under the new equity plan or in other investment vehicles, and will be subject to such restrictions on transferability and risks of forfeiture as the compensation committee may specify.

Effect of Corporate Transactions

Adjustment of Shares Subject to New Equity Plan

In the event of any corporate event or transaction, such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off, or other distribution of PAETEC Holding’s stock or property, combination of shares, exchange of shares, dividend-in-kind or other similar change in PAETEC Holding’s capital structure, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Changes in Control

If a participant’s employment is terminated within two years following the occurrence of “change in control,” as defined in the new equity plan, except as otherwise provided by the compensation committee at that the time the award is granted, all outstanding options and SARs will become immediately vested and exercisable and all outstanding awards of restricted stock and restricted stock units will become immediately vested and payable. In addition, any performance period will be deemed to have lapsed and any performance goals will have been deemed to have been met.

A “change in control” will occur:

•	upon the adoption by the stockholders of PAETEC Holding of a plan for the complete liquidation of PAETEC Holding;

•	upon the completion of a merger, consolidation or reorganization of PAETEC Holding with one or more other entities that results in less than 50% of the outstanding voting securities of the surviving or resulting corporation or entity being owned in the aggregate by the former stockholders of PAETEC Holding;

•	upon a sale, lease, exchange or other disposition of substantially all of the assets of PAETEC Holding to another entity;

•	upon any person becoming the beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of 30% or more of PAETEC Holding’s voting securities eligible to be cast at any election of PAETEC Holding’s directors, subject to certain exceptions; or

•	as a result of any tender offer or exchange offer, share exchange or other transaction (including a merger, consolidation or other business combination, sale, lease, exchange or other disposition of all or substantially all of PAETEC Holding’s assets) in which the directors of PAETEC Holding on the date of the adoption of the new equity plan cease to constitute a majority of the board of directors of PAETEC Holding, subject to certain provisions relating to directors elected after the adoption of the new equity plan).

Instead of the providing for accelerated vesting in awards under the new equity plan in connection with a change in control, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the value of the award.

The compensation committee may provide in any agreement under the new equity plan for accelerated vesting or exercisability of an award upon the occurrence of specified events.

Corporate Performance Objectives

Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new equity plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to new equity plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the new equity plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	sales or revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in credit agreements of PAETEC Holdings and its subsidiaries;

•	working capital targets;

•	completion of acquisitions of business or companies.

•	completion of divestitures and asset sales; and

•	any combination of any of the foregoing business criteria.

Achievement of these criteria will be determined on a consolidated basis or, to the extent appropriate, with respect to specified subsidiaries or business units. The performance criteria may be used to measure the performance of PAETEC Holding, any subsidiary and/or affiliate of PAETEC Holding as a whole or any business unit of PAETEC Holding, any subsidiary and/or affiliate of PAETEC Holding or any combination thereof, as the compensation committee deems appropriate. The compensation committee also may compare the performance measures listed above against the performance of a group of comparative companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate. PAETEC Holding may use the share price performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

Resales of Shares by Participants

Shares of common stock issued pursuant to the new equity plan will be eligible for sale by the participants in the public market without restriction under the Securities Act, except that any shares purchased by an “affiliate” of PAETEC Holding (as that term is defined in Rule 144 under the Securities Act) will be subject to the resale limitations of Rule 144.

A participant that is an affiliate of PAETEC Holding may sell in the public market the shares issued to such participant only in accordance with the limitations and conditions of Rule 144, other than the holding period condition. In general, Rule 144 provides that any such person (or persons whose shares are aggregated) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock and (2) the reported average weekly trading volume of the then-outstanding shares of common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC. Sales under Rule 144 by affiliates also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about PAETEC Holding.

Federal Income Tax Consequences

Federal Income Tax Consequences of Incentive Stock Options

An option holder will not realize taxable income upon the grant of an incentive stock option under the new equity plan. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder’s alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Further, except in the case of an option holder’s death or disability, if an option is exercised more than three months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules applicable to non-incentive stock options, as summarized below.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is “qualifying” or “disqualifying.” The disposition of the option shares is qualifying if it is made at least two years after the date the incentive stock option was granted and at least one year after the date the incentive stock option was exercised. If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of the option shares on the date of disposition over the exercise price will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long- or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, PAETEC Holding will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, PAETEC Holding will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

If an option holder pays the exercise price of an incentive stock option by tendering shares with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, except that this treatment would not apply if the option holder acquired the shares being transferred pursuant to the exercise of an incentive stock option and had not satisfied the special holding period requirements summarized above. The tax basis of the shares tendered to pay the exercise price will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that had expired with respect to the transferred shares.

Federal Income Tax Consequences of Non-Qualified Stock Options

An option holder will not realize taxable income upon the grant of a non-qualified stock option. However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. PAETEC Holding will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if PAETEC Holding complies with applicable reporting requirements and Section 162(m) of the Internal Revenue Code.

An option holder who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the option is exercised by the family member. The option holder will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be eligible for inclusion in the option holder’s estate for estate tax purposes.

If an option holder tenders shares in payment of part or all of the exercise price of a non-qualified stock option, no gain or loss will be recognized with respect to the shares tendered, even if the shares were acquired pursuant to the exercise of an incentive stock option, and the option holder will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if the option holder had paid the exercise price in cash.

Federal Income Tax Consequences of Stock Appreciation Rights

The grant of SARs will not result in taxable income to the participant or a deduction to PAETEC Holding. Upon exercise of an SAR, the participant will recognize ordinary income, and PAETEC Holding will have a corresponding deduction in an amount equal to the cash or the fair market value of the common stock received by the participant. PAETEC Holding would be entitled to a deduction equal to the amount of any compensation income taxable to the participant, subject to Section 162(m) of the Internal Revenue Code.

Federal Income Tax Consequences of Restricted Stock and Restricted Stock Units

A grantee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the common stock is subject to restrictions (that is, such restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. PAETEC Holding generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year the grantee is taxed on the income, subject to Section 162(m) of the Internal Revenue Code.

A distribution of common stock in payment of a restricted stock unit award will be taxable as ordinary income when actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date it is received. PAETEC Holding is entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient, subject to Section 162(m) of the Internal Revenue Code.

Federal Income Tax Consequences of Performance Shares and Performance Unit

A distribution of common stock in payment of a performance share award or a payment of cash in satisfaction of a performance unit award will be taxable as ordinary income when actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date it is received or the amount of the cash payment. PAETEC Holding is entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient, subject to Section 162(m) of the Internal Revenue Code.

Federal Income Tax Consequences of Unrestricted Shares

A holder of unrestricted shares will be required to recognize ordinary income in an amount equal to the fair market value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. PAETEC Holding will be entitled to deduct the amount of such compensation, subject to Section 162(m) of the Internal Revenue Code.

Upon the holder’s disposition of unrestricted shares, any gain realized in excess of the amount reported as ordinary income will be reportable by the holder as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the holder has held the shares for at least one year. Otherwise, the capital gain or loss will be short-term.

Tax Withholding

Payment of the taxes imposed on awards made under the new equity plan may be made by withholding from payments otherwise due and owing to the holder.

Approval of New Equity Plan

Assuming a quorum is present at the US LEC special meeting, the affirmative vote of the holders of a majority of the voting power of the shares of US LEC common stock and US LEC preferred stock present in person or represented by proxy at the US LEC special meeting and entitled to vote on the new equity plan, voting together as a single class, is required to approve the new equity plan.

The board of directors of US LEC unanimously recommends a vote FOR approval of the new equity plan.

LEGAL MATTERS

Hogan & Hartson L.L.P., counsel to PAETEC Holding, will issue an opinion about the validity of the PAETEC Holding common stock offered by this joint proxy statement/prospectus. In addition, Hogan & Hartson L.L.P., counsel to PAETEC, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to US LEC, will each deliver an opinion concerning the federal income tax consequences of the mergers.

EXPERTS

The consolidated financial statements of PAETEC as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 included in this joint proxy statement/prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of US LEC as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 included in this joint proxy statement/prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

PAETEC Holding

If the mergers are completed, PAETEC Holding expects to hold its first annual meeting of stockholders in             , 2007. If such meeting is held in             , 2007, for a stockholder proposal to be considered for inclusion in PAETEC Holding’s proxy statement for the 2007 annual meeting, the proposal must be received by PAETEC Holding no later than             , 200     and must otherwise comply with the requirements of Rule 14a-8. Under the PAETEC Holding amended and restated bylaws to be effective upon completion of the mergers, stockholders must give advance notice of nominations for director or other business to be addressed at the 2007 annual meeting of stockholders and such notice must be in writing to the attention of the corporate secretary and delivered to or mailed and received, not later than 60 days before the scheduled date for the 2007 annual meeting of stockholders, at its corporate offices, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450. However, if there is less than 75 days’ notice or prior public disclosure of the date of the 2007 annual meeting of stockholders, then such notice must be delivered to or mailed and received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such disclosure was made.

PAETEC

If the mergers are not completed, PAETEC may hold a 2007 annual meeting of stockholders. PAETEC is not subject to the SEC’s proxy rules and, as a result, is not required to include stockholder proposals in any proxy statements it may choose to furnish. Under the bylaws of PAETEC, if an annual stockholders’ meeting is held, stockholders must give advance notice of nominations for director or other business to be addressed at the meeting and such notice must be in writing to the attention of the corporate secretary and delivered to or mailed and received at its corporate offices, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, not earlier than 120 days before the scheduled date for the 2007 annual meeting of stockholders and not later than the later of 90 days before the scheduled date for the meeting and 10 days following the day on which public announcement of the date of the meeting is first made by PAETEC Holding.

US LEC

If the mergers are not completed, US LEC will hold a 2007 annual meeting of stockholders. If such meeting is held, stockholder proposals must have been received by US LEC no later than December 21, 2006 in order to be eligible for inclusion in US LEC’s proxy statement for the 2007 annual meeting under Rule 14a-8 of the SEC’s proxy rules. Under the by-laws of US LEC, stockholders must give advance notice of nominations for director or other business to be addressed at the 2007 annual meeting and such notice must be in writing to the attention of the corporate secretary and delivered to or mailed and received, not later than             , 2007, in the case of nominations for directors, and not later than             , 2007, in the case of other business, at its corporate offices, Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the PAETEC board of directors nor the US LEC board of directors knows of any matter that will be presented for consideration at the PAETEC special meeting or the US LEC special meeting other than as described in this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

PAETEC Holding filed a registration statement on Form S-4 on November 9, 2006, to register with the SEC the PAETEC Holding common stock to be issued to PAETEC and US LEC stockholders in the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of PAETEC Holding in addition to being a joint proxy statement of PAETEC and US LEC. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in PAETEC Holding’s registration statement or the exhibits to the registration statement. US LEC files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that US LEC files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at “http://www.sec.gov.”

US LEC has supplied all information relating to US LEC; PAETEC has supplied all information relating to PAETEC; and PAETEC and US LEC have jointly supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to PAETEC Holding.

You should rely only on the information contained in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This joint proxy statement/prospectus is dated [Date], 2006. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to PAETEC and US LEC stockholders nor the issuance of PAETEC Holding common stock in the mergers creates any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAETEC Corp. and Subsidiaries

Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2005, 2004 and 2003	F-4

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-6

Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 (unaudited)	F-33

Condensed Consolidated Statements of Operations and Comprehensive Income for the six months ended June 30, 2006 and 2005 (unaudited)	F-34

Condensed Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit for the year ended December 31, 2005 and the six months ended June 30, 2006 (unaudited)	F-35

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005 (unaudited)	F-36

Notes to Condensed Consolidated Financial Statements	F-37

US LEC Corp. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

PAETEC Corp.

Fairport, New York

We have audited the accompanying consolidated balance sheets of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Rochester, New York

March 14, 2006

PAETEC Corp. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and 2004

(Amounts in Thousands, Except Share and Per Share Data)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,394	$45,882
Accounts receivable, net of allowance for doubtful accounts of $6,335 and $6,461, respectively	68,313	55,961
Deferred income taxes	19,505	21,875
Prepaid expenses and other current assets	4,704	3,258

Total current assets	141,916	126,976

PROPERTY AND EQUIPMENT, net	151,994	132,776
GOODWILL	35,082	36,695
INTANGIBLE ASSETS, net of accumulated amortization of $4,731 and $1,605, respectively	9,725	9,408
DEFERRED INCOME TAXES	13,359	23,967
OTHER ASSETS, net	3,154	4,751

TOTAL ASSETS	$355,230	$334,573

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$20,328	$21,102
Accrued expenses	13,246	13,376
Accrued payroll and related liabilities	8,032	5,702
Accrued taxes	10,021	9,505
Accrued commissions	8,282	6,085
Accrued capital expenditures	7,583	1,549
Deferred revenue	18,923	14,706
Current portion of long-term debt	12,186	7,682

Total current liabilities	98,601	79,707

LONG-TERM DEBT	99,700	124,444
FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	10,778	—
OTHER LONG-TERM LIABILITIES	3,605	1,404

TOTAL LIABILITIES	212,684	205,555

COMMITMENTS AND CONTINGENCIES (Note 11)
SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK:
Series A convertible, redeemable preferred stock, $.01 par value, 134,000 shares authorized, issued and outstanding ($195,675 and $181,180 liquidation value at December 31, 2005 and December 31, 2004, respectively, inclusive of accrued dividends of $61,675 and $47,180 respectively)	193,164	178,067

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 75,000,000 authorized shares; 26,679,258 and 26,664,258 shares issues and outstanding, respectively	267	267
Class B common stock, $.01 par value; 7,500,000 authorized shares; 2,635,000 shares issued and outstanding at each period	26	26
Additional paid-in capital	24,459	39,998
Deferred stock-based compensation	(81)	(549)
Accumulated other comprehensive income	—	972
Accumulated deficit	(75,289)	(89,763)

Total stockholders’ deficit	(50,618)	(49,049)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$355,230	$334,573

See notes to consolidated financial statements

PAETEC Corp. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

December 31, 2005, 2004 and 2003

(Amounts in Thousands Except Share and Per Share Amounts)

	Year Ended December 31,
	2005	2004	2003
REVENUE:
Network services revenue	$400,717	$316,731	$263,929
Carrier services revenue	76,685	70,767	72,066
Integrated solutions revenue	32,022	26,173	27,675

TOTAL REVENUE	509,424	413,671	363,670
COST OF SALES (exclusive of depreciation and amortization shown separately below)	237,809	168,115	143,132
RETROACTIVE NETWORK COST DISCOUNT	(1,750)	—	—
LITIGATION SETTLEMENT	(860)	—	—
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	193,846	172,075	155,177
WITHDRAWN INITIAL PUBLIC OFFERING AND RELATED TERMINATED NEW SENIOR SECURED CREDIT FACILITY EXPENSES	4,553	—	—
DEPRECIATION AND AMORTIZATION	29,076	22,808	19,871

INCOME FROM OPERATIONS	46,750	50,673	45,490
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	10,778	—	—
OTHER INCOME, net	(3,098)	(715)	(407)
INTEREST EXPENSE	10,472	10,911	10,737

INCOME BEFORE INCOME TAXES	28,598	40,477	35,160
PROVISION FOR (BENEFIT FROM) INCOME TAXES	14,124	(37,158)	685

NET INCOME	14,474	77,635	34,475
OTHER COMPREHENSIVE INCOME:
Change in market value of hedge instruments	360	1,438	1,456

COMPREHENSIVE INCOME	$14,834	$79,073	$35,931

(LOSS) INCOME ALLOCATED TO COMMON STOCKHOLDERS (NOTE 9)	$(623)	$39,495	$13,298

(LOSS) INCOME PER COMMON SHARE—BASIC (NOTE 9)	$(0.02)	$1.35	$0.46

(LOSS) INCOME PER COMMON SHARE—DILUTED (NOTE 9)	$(0.02)	$1.25	$0.44

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,312,020	29,259,615	29,107,330

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	29,312,020	31,657,760	30,163,364

See notes to consolidated financial statements

PAETEC Corp. and Subsidiaries

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2005, 2004 and 2003

(Amounts in Thousands Except Share Amounts)

	Stockholders’ Equity (Deficit)
	Redeemable Preferred Stock	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
		Class A	Class B
BALANCE, January 1, 2003	$151,017	$263	$26	$66,213	$(555)	$(1,922)	$(201,873)	$(137,848)
Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	12,423	—	—	(12,423)	—	—	—	(12,423)
Exercise of stock options, 234,943 shares	—	3	—	100	—	—	—	103
Forfeited stock-based compensation related to options and warrants	—	—	—	(6)	6	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	328	—	—	328
Change in deferred compensation related to outstanding warrant grants	—	—	—	60	(60)	—	—	—
Net income	—	—	—	—	—	—	34,475	34,475
Other comprehensive income	—	—	—	—	—	1,456	—	1,456

BALANCE, December 31, 2003	$164,043	$266	$26	$53,341	$(281)	$(466)	$(167,398)	$(114,512)
Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	13,421	—	—	(13,421)	—	—	—	(13,421)
Exercise of stock options, 113,109 shares	—	1	—	48	—	—	—	49
Amortization of deferred stock-based compensation	—	—	—	160	205	—	—	365
Change in deferred compensation related to outstanding warrant grants	—	—	—	473	(473)	—	—	—
Net income	—	—	—	—	—	—	77,635	77,635
Other comprehensive income	—	—	—	—	—	1,438	—	1,438

BALANCE, December 31, 2004	$178,067	$267	$26	$39,998	$(549)	$972	$(89,763)	$(49,049)
Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	14,494	—	—	(14,494)	—	—	—	(14,494)
Exercise of stock options, 15,000 shares	—	—	—	5	—	—	—	5
Forfeited stock-based compensation related to options and warrants	—	—	—	(11)	11	—	—	—
Amortization of deferred stock-based compensation	—	—	—	(23)	44	—	—	21
Change in deferred compensation related to outstanding warrant grants	—	—	—	(413)	413	—	—	—
Net income	—	—	—	—	—	—	14,474	14,474
Change in fair value of interest rate swaps for the three months ended March 31, 2005	—	—	—	—	—	360	—	360
Reclassification due to discontinuance of hedge accounting	—	—	—	—	—	(1,332)	—	(1,332)

BALANCE, December 31, 2005	$193,164	$267	$26	$24,459	$(81)	$—	$(75,289)	$(50,618)

See notes to consolidated financial statements.

PAETEC Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(Amounts in Thousands)

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES:
Net income	$14,474	$77,635	$34,475
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,076	22,808	19,871
Amortization of debt issuance costs	2,108	1,794	846
Stock-based compensation expense	21	365	328
Loss on disposal of property and equipment	44	5	27
Deferred income taxes	12,978	(38,235)	—
Change in fair value of Series A convertible redeemable preferred stock conversion right	10,778	—	—
Change in fair value of interest rate swaps	(1,449)	178	113
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(9,447)	(8,857)	3,969
Prepaid expenses and other current assets	(761)	(862)	(362)
Other assets	15	68	(44)
Accounts payable	(2,390)	2,968	(2,065)
Accrued expenses	364	(1,204)	2,336
Deferred revenue	4,358	4,476	3,335
Accrued payroll and related liabilities	2,330	(2,553)	2,107
Accrued commissions	1,856	(704)	(41)
Accrued taxes	96	12	2,205

Net cash provided by operating activities	64,451	57,894	67,100

INVESTING ACTIVITIES:
Purchases of property and equipment	(29,607)	(24,034)	(23,956)
Acquisitions, net of cash received (NOTE 13)	(2,201)	(14,566)	—

Cash used by investing activities	(31,808)	(38,600)	(23,956)

FINANCING ACTIVITIES:
Repayments of long-term debt	(28,789)	(22,558)	(15,711)
Payment for debt issuance costs	(347)	(2,727)	—
Proceeds from exercise of stock options	5	49	103

Net cash used by financing activities	(29,131)	(25,236)	(15,608)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,512	(5,942)	27,536
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,882	51,824	24,288

CASH AND CASH EQUIVALENTS, END OF YEAR	$49,394	$45,882	$51,824

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$9,929	$9,091	$8,161

Cash paid for income taxes	$1,302	$1,489	$685

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Deferred consideration in connection with a business acquisition	$2,161	$2,861	$—

Property and equipment acquired under capital lease obligations	$8,549	$9,511	$4,773

Property and equipment expenditures included in accrued expenses	$7,583	$1,549	$3,028

Tenant incentive leasehold improvements	$901	$—	$—

See notes to consolidated financial statements

PAETEC Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2005, 2004 and 2003

(Amounts in Thousands, Except Share and Per Share Data)

1.    DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of PAETEC Corp. and its wholly-owned subsidiaries, PAETEC Communications, Inc., PAETEC Capital Corp., PAETEC Communications of Virginia, Inc., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc. and, effective February 28, 2005, American Long Lines, Inc. (Note 13) (collectively “the Company”).

The Company operates in one business segment and is an integrated communications provider that offers broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of PAETEC Corp. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

Allowance for Doubtful Accounts—To determine its allowance for bad debts, the Company uses estimates based on its historical collection experience, its assessment of current industry trends and its credit policies.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Interest is capitalized in connection with the installation of integrated network and related equipment. The capitalized interest is recorded as part of such assets and is amortized over the asset’s estimated useful life. Interest cost capitalized in 2005, 2004 and 2003 was not material.

Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86 Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized costs will be amortized on a product-by-product basis, with annual amortization being the greater of (a) the ratio of current product gross revenues to the total of current and anticipated future product gross revenues or (b) the straight-line method over the product’s remaining estimated economic life, including the current reporting period. Amortization will begin once the associated software product is available for general release to customers. There was no amortization of these costs in 2005 or 2004. The unamortized balance of capitalized software was $0.1 million and $0 at December 31, 2005 and 2004, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Switches and switch-related equipment	5 - 12 years
Computer hardware and purchased software	3 - 10 years
Equipment	4 - 10 years
Office equipment, furniture and fixtures	3 - 7 years
Leasehold improvements	3 - 20 years

Included within depreciation expense is amortization of property and equipment under capital lease agreements. For leasehold improvements and property and equipment under capital lease agreements, depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified two reporting units as defined in SFAS No. 142. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of each reporting unit. As of December 31, 2005 and 2004, the Company did not have any intangible assets with indefinite useful lives.

The Company assesses the carrying value of its goodwill as of July 1 of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The 2005, 2004 and 2003 annual assessment of the carrying value of the Company’s reporting units indicated that the value of the remaining goodwill was not impaired as of July 1, 2005, 2004, and 2003, respectively.

Long-Lived Assets—The Company has a policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charge for long-lived assets has been recorded in the accompanying consolidated financial statements for the years ended December 31, 2005, 2004 or 2003.

Deferred Income Taxes—The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance. In accordance with SFAS No. 5, Accounting for Contingencies, the Company records tax contingencies when the exposure item becomes probable and reasonably estimable. As of December 31, 2005, the Company had tax contingency reserves of approximately $0.3 million.

Other Assets—Other assets consist primarily of debt issuance costs, deposits and miscellaneous other assets. Debt issuance costs are amortized over the term of the related debt instruments, which is recorded as interest expense.

Self-insurance reserve—The Company is self-insured for certain losses related to insurance, although it maintains stop-loss coverage with third party insurers to limit exposures. The estimate of its self-insurance liability contains uncertainty since the Company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating its self-insurance liability, the Company considers a number of factors which include, but are not limited to, historical claim experience, and known claims not yet paid. The Company has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the past three fiscal years.

Legal and contingency reserves—The Company accounts for legal and other contingencies in accordance with SFAS No. 5. Loss contingencies are accrued by a charge to income if both of the following conditions are met: 1) information prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and 2) the amount of the loss can be reasonably estimated.

Redeemable preferred stock—Redeemable preferred stock is reflected in the consolidated balance sheets at amounts that include cumulative dividends due on the preferred stock through the balance sheet date and accretion to the mandatory redemption date of the direct costs associated with obtaining the preferred stock utilizing the straight-line method. The Company currently believes that it is not probable that the preferred stock will become redeemable prior to the mandatory redemption date. This is due to the Company’s current belief that it is reasonably possible that it could complete a transaction prior to the voluntary redemption date that would extinguish the Series A stockholders’ rights to voluntarily redeem their preferred stock. If the Company determines that it is probable that the preferred stock will become redeemable prior to the mandatory redemption date, the Company will accrete the remaining unaccreted direct costs associated with obtaining the preferred stock from the date that it becomes probable to the earliest redemption date.

Revenue Recognition—The Company derives its revenue primarily from sales of telecommunications services, principally usage fees and monthly recurring fees. Usage fees consist of fees paid by customers for each call made, access fees paid by carriers for long distance calls that the Company originates and terminates and fees paid by the incumbent carriers as reciprocal compensation when the Company terminates local calls made by their customers. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. The Company’s ability to generate access revenue including reciprocal compensation revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, the Company’s policy is to recognize access revenue including reciprocal compensation revenue only when it is concluded that realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid for lines in service and additional features on those lines. Monthly recurring fees are paid by end-user customers and are primarily billed in advance. This revenue is recognized during the period in which it is earned.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

The Company has certain arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which requires certain non-recurring service activation and installation fee revenues that become payable at the time service is initiated to be deferred over the average customer life. In accordance with SAB No. 104, the Company defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, primarily three years.

The Company also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees paid for equipment and for system design and installation services. Equipment revenue is recognized upon delivery and acceptance of the equipment. Software revenue is derived through selling and supporting the Company’s proprietary telecommunications software. Revenue related to software sales is recognized upon delivery and acceptance of the software in accordance with SOP 97-2, Software Revenue Recognition and related interpretations. Support fees include fees for maintenance of the Company’s telecommunications software and fees for training the end user in the proper use of the telecommunications software. Maintenance fees are recognized pro rata over the length of the underlying maintenance contract. Training fees are recognized after the training obligation has been fulfilled.

Arrangements with multiple deliverables are accounted for in accordance with Emerging Issues Task Force (“EITF”) Bulletin 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. Arrangements with multiple deliverables are reviewed and the elements separated into units of accounting under the provisions of EITF 00-21, with the total consideration received allocated over the relative fair value of the units of accounting. Revenue is recognized as the elements are delivered, assuming all the other conditions for recognition of revenue discussed above have been met.

Deferred Revenue—Deferred revenue as of December 31, 2005 and 2004 is comprised of the following:

	December 31,
	2005	2004
	(in thousands)
Monthly recurring transport charges billed in advance	$13,627	$10,595
Deferred software maintenance revenue	2,163	1,985
Non-recurring service activation and installation fees revenue	2,242	1,526
Other deferrals	891	600

Current deferred revenue	18,923	14,706
Other non-current deferred revenue	2,297	1,695

Total deferred revenue	$21,220	$16,401

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, and costs associated with equipment sales. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance are the costs incurred to connect the Company’s switching centers to each other, or for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments are generally not expected to be material to operating results. At December 31, 2005 and 2004, the Company had $5.1 million and $8.7 million, respectively, of disputed network invoices and recorded reserves of approximately $2.5 million and $3.5 million, respectively, related to disputed balances in accounts payable on the consolidated balance sheet.

In 2005, cost of sales included a credit of approximately $2.5 million from one of the Company’s largest suppliers for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. Approximately $0.7 million of the credit was based on purchases during 2005. The Company did not recognize approximately $1.8 million of the credit over the discount period, because prior to the recognition of the credit, the Company did not believe it would achieve the level of cumulative purchases required to earn the credit, and therefore, the Company did not believe that the amount of the credit was fixed or determinable. During the three months ended March 31, 2005, the Company executed a new agreement with this supplier related to discounts on future purchases of network services. At that same time, the Company reached an agreement regarding the criteria required to earn the credit as defined in the prior year’s agreement. As a result of that agreement, the Company believed that the amount of the credit related to past purchases of network services was fixed and determinable and, accordingly, recognized a credit of $2.5 million in its results of operations for 2005.

Selling, General and Administrative Expenses—The Company’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Withdrawn Initial Public Offering and Related Terminated New Senior Secured Credit Facility Expenses—The Company accounts for specific incremental costs directly attributable to a proposed offering of securities in accordance with SAB Topic 5A, Expenses of Offering. Under SAB Topic 5A, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. On September 16, 2005, the Company requested the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 22, 2005. Therefore, the Company’s 2005 operating expenses include a charge of approximately $4.6 million for costs related to the withdrawn initial public offering, including costs associated with the related terminated new senior secured credit facility.

The Company’s Stock Option Plans—Employees of the Company participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Option Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan” and, together with the 2001 Option Plan, the “Option Plans”). The Company accounts for compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. When appropriate, compensation expense is recorded for awards of options over the period earned. However, in most cases the Company has not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximates the fair market value of the Company’s underlying Class A common stock on that date.

In July 2005, the Company’s board of directors increased the number of shares authorized for issuance pursuant to the 2001 Option Plan by 10 million shares of Class A common stock.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. Except for options described in Note 8, the Company has not recognized any compensation cost with respect to the Option Plans in connection with awards to employees, since the exercise price of the options on the date of grant approximated fair market value of the underlying common stock. In accordance with SFAS No. 123, as amended by SFAS No. 148, the Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of seven years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%.

If the Company had recorded compensation cost for the Option Plans based on the fair value of the awards on the date of grant, the Company’s net income and net (loss) income per common share in the years ended 2005, 2004 and 2003 would have been as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share data)
Net income	$14,474	$77,635	$34,475
Plus: Stock-based employee compensation expense included in reported net income, net of income taxes	(10)	185	150
Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(5,712)	(7,753)	(8,748)

Net income—pro forma	$8,752	$70,067	$25,877

(Loss) income per common share (basic)—as reported	$(0.02)	$1.35	$0.46
(Loss) income per common share (diluted)—as reported	$(0.02)	$1.25	$0.44
(Loss) income per common share (basic)—pro forma	$(0.22)	$1.19	$0.27
(Loss) income per common share (diluted)—pro forma	$(0.22)	$1.10	$0.26

Agent Warrant Plan—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123, as amended by SFAS No. 148 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123, as amended by SFAS No. 148, the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. As of December 31, 2005 and 2004, cash and cash equivalents of $25.2 million and $21.2 million, respectively, were held by a major financial institution, and the remaining cash and cash equivalents of $24.2 million and $24.7 million, respectively, were held at various financial institutions and banks.

Concentration of Suppliers—The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company’s orders for customers and is at risk related to regulatory agreements that govern the rates to be charged to the Company.

Financial Instruments—The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair values of the Company’s financial instruments are as follows:

•	The amount of long-term debt reported in the accompanying consolidated balance sheets approximates the fair value of these instruments. Fair value is based on the Company’s review of market values associated with comparable debt instruments.

•	The Company is also a party to letters of credit totaling $3.5 million and $3.1 million as of December 31, 2005 and 2004, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance under these letters of credit is not likely to be required.

Basic and Diluted Income Per Common Share—Basic income per common share is calculated utilizing the “two-class” method by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during the period.

In March 2004, the Financial Accounting Standards Board (FASB), ratified the consensus reached by the Emerging Issues Task Force (EITF), on EITF Issue 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 provides additional guidelines related to the calculation of earnings per share under SFAS No. 128, Earnings per Share, which includes application of the “two-class” method in computing earnings per share, identification of participating securities, and requirements for the allocation of undistributed earnings (and losses) to participating securities.

The Company currently has 134,000 outstanding shares of Series A convertible redeemable preferred stock that meet the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. Therefore, EITF 03-06 requires that earnings be allocated between common stock and the participating security.

Diluted income per common share is computed by dividing income allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common stock outstanding during the period. Potential common stock consists of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of the issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted income per common share includes the effect of potentially dilutive issuances of securities. Potential common stock is not included in the calculations of diluted income per common share to the extent its inclusion would be anti-dilutive.

Use of Estimates in Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives—SFAS. No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income, and requires the Company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the balance sheet at fair value. The Company’s freestanding derivative instruments are evaluated for hedge accounting at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

At December 31, 2005, the Company had no freestanding derivative instruments that qualified for hedge accounting.

The Company has determined that the conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represents an embedded derivative as defined in SFAS No. 133. The Company has valued and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative is recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative is determined based on a number of assumptions including the liquidity and volatility of the Company’s common stock (See Note 7).

Comprehensive Income—Comprehensive income includes all changes in stockholders’ equity during a period, except for changes resulting from investments by owners and distributions to owners. In 2005, 2004 and 2003, comprehensive income includes the Company’s net income and also includes the change in the market value of derivative hedge instruments of $0.4 million, $1.4 million and $1.5 million, respectively.

During the second quarter of 2005, the Company concluded that the projected cash flows of its existing variable rate debt were no longer probable of occurring due to the Company’s planned refinancing of its senior secured credit facility. As a result, the interest rate swaps outstanding as of June 30, 2005 no longer qualified for cash flow hedge accounting and the Company reclassified $1.3 million, which was previously recorded in other comprehensive income, to interest expense during the three months ended June 30, 2005. The change in fair value of the outstanding interest rate swaps from June 30, 2005 to December 31, 2005 was recorded in interest expense.

Recently Issued Accounting Standards—In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. ARB No. 43, Chapter 4, Inventory Pricing, discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4, provides guidance on allocating certain costs to inventory. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is currently in the process of evaluating the potential effect of the Company’s adoption of SFAS No. 151 and does not believe that it will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company will adopt SFAS No. 123(R) on January 1, 2006, using the modified prospective transition method. This method requires compensation cost to be recognized as expense for all awards granted after the date of adoption as well as for the portion of outstanding awards that are unvested as of the date of adoption, based on the grant-date fair value of those awards calculated using an option pricing model under SFAS No. 123 for pro forma disclosures. The modified prospective method also requires that prior periods not be restated. Based on unvested options outstanding as of December 31, 2005, and applying the Black-Scholes option-pricing model, the Company estimates that its adoption of SFAS No. 123(R) will reduce its net income by approximately $4.0 million for 2006. This amount is not necessarily the actual amount that the Company will record in 2006 because this amount does not include the effect of any options the Company grants after December 31, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the liability’s fair value can be reasonably estimated. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005, with earlier application permitted. The adoption of FIN No. 47 did not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF), on EITF Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This issue addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the lease term or (b) acquired in a business combination. EITF Issue 05-6 requires that leasehold improvements acquired in a business combination or purchased significantly after lease inception, and not contemplated at the beginning of the lease term, be amortized over the lesser of the asset’s useful life or a term that includes renewals that are reasonably assured at the date of acquisition or purchase. This issue does not apply to preexisting leasehold improvements, and is effective for leasehold improvements acquired or purchased in periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the consolidated financial statements of the Company.

In September 2005, the EITF revised Topic D-98, Classification and Measurement of Redeemable Securities. The revision provides guidance on the application of Topic D-98 to share-based payment arrangements with employees and is consistent with the guidance in SEC Staff Accounting Bulletin (SAB) 107. The revision also introduces a new method, akin to the two-class method, to calculate earnings per share when a class of common stock is redeemable at other than fair value. The guidance regarding share-based payments should be applied concurrently with the adoption of SFAS No. 123(R). The changes related to redeemable common shares are effective for the first fiscal period beginning after September 15, 2005. The Company will adopt the guidance in EITF revised Topic D-98 regarding share-based payments on January 1, 2006. Management does not expect EITF revised Topic D-98 to have a material impact on the Company’s consolidated financial statements.

In October 2005, the FASB issued Staff Position (FSP) FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period. FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period, and requires that such costs be expensed. FSP FAS 13-1 is effective for the first accounting period beginning after December 15, 2005. The Company does not expect that the adoption of FSP FAS 13-1 will have a material effect on its consolidated financial statements.

In November 2005, the FASB issued FSP FIN 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners, which amends paragraph three of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include minimum revenue guarantees. FSP FIN 45-3 requires that a liability be recognized at inception for the fair value of the obligation to stand ready to perform under the guarantee, even if it is not probable that the contingent events that would cause payment will occur. FSP FIN 45-3 is effective for new minimum revenue guarantees issued or modified on or after the beginning of the first fiscal quarter following November 10, 2005, with disclosure requirements for any minimum revenue guarantee issued prior to the initial application of the FSP. The Company is currently evaluating the potential effect of the adoption of FSP FIN 45-3 and does not believe that it will have a material effect on the Company’s consolidated financial statements.

Reclassifications—Certain reclassifications have been made to the prior periods to conform to the current period presentation.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2005 and December 31, 2004 consisted of the following:

	December 31,
	2005	2004
	(in thousands)
Switches and switch-related equipment	$196,612	$161,909
Computer hardware and purchased software	42,720	38,578
Equipment	16,283	14,202
Office equipment, furniture and fixtures	14,478	12,438
Construction-in-progress	1,484	25
Capitalized software	114	—

	271,691	227,152
Accumulated depreciation	(119,697)	(94,376)

Property and equipment, net	$151,994	$132,776

Construction-in-progress as of December 31, 2005 and 2004 consisted primarily of costs associated with the build-out of the Company’s network switch sites. Depreciation expense for 2005, 2004 and 2003 totaled $26.0 million, $21.9 million, and $19.8 million, respectively.

4.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—The changes in the carrying value of goodwill in 2004 and 2005 were as follows (in thousands):

Balance as of December 31, 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc. (Note 13)	4,349
Recognition of acquired net operating losses (Note 6)	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc. (Note 13)	1,471
Purchase accounting adjustment—Covista Communications, Inc. (Note 13)	(3,084)

Balance as of December 31, 2005	$35,082

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category for December 31, 2005 and 2004 were as follows:

	As of December 31, 2005			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Customer-related	$13,803	$4,078	$9,725	4 years
Technology-based	653	653	—	3 years

Total	$14,456	$4,731	$9,725	3 years

	As of December 31, 2004			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Customer-related	$10,360	$952	$9,408	4 years
Technology-based	653	653	—	3 years

Total	$11,013	$1,605	$9,408	3 years

The increase in intangible assets during 2005 was primarily attributable to the Company’s acquisition of American Long Lines, Inc., which increased intangible assets by $2.6 million (Note 13). The remaining increase was attributable to a purchase accounting adjustment related to the acquisition of assets from Covista Communications, Inc. (Note 13). The aggregate amount of intangible assets acquired during 2004 of $10.4 million was attributable to the acquisition of assets from Covista Communications, Inc. (Note 13). Intangible asset amortization expense for the years ended 2005, 2004 and 2003 was $3.1 million, $1.0 million, and $0.1 million, respectively.

The Company estimates that future aggregate amortization expense related to purchased intangible assets as of December 31, 2005 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2006	$3,227
2007	2,790
2008	2,060
2009	1,546
2010	102

Total	$9,725

5.	LONG-TERM DEBT

Long-term debt as of December 31, 2005 and 2004 consisted of the following:

	December 31,
	2005	2004
	(in thousands)
Senior secured debt, as described below	$99,048	$121,516
Note payable to a commercial lender assumed by the Company in an acquisition, payable in monthly installments of $90 including interest at 11.4%, maturing in 2005	—	933
Capital lease agreement (Anaheim Switch), payable in monthly installments of $83, including interest at 5.8%, maturing in 2009	2,868	3,671
Capital lease agreement (New Jersey Switch), payable in monthly installments of $72, including interest at 7.3%, maturing in 2010	2,896	—
Other capital leases	7,074	6,006

Total debt	111,886	132,126
Less: current portion	(12,186)	(7,682)

Long-term debt	$99,700	$124,444

Principal payments on long-term debt are as follows (in thousands):

Year Ending December 31,
2006	$12,186
2007	21,601
2008	30,243
2009	38,594
2010	9,262
Thereafter	—

Total	$111,886

Senior Secured Debt—The Company amended and restated its senior secured credit facility as of March 31, 2004 and further amended the facility as of April 22, 2005. Under the March 2004 amendment and restatement, the term loan was reduced to $90.0 million and the reducing revolving credit facility was reduced to $49.5 million. Borrowings under the senior credit agreement are secured by substantially all of the Company’s assets.

Under the 2004 amendment, lenders representing approximately 90% of the outstanding principal balance as of March 31, 2004 agreed to the deferral of their principal payments as a result of this amendment. Lenders in the syndicate that did not agree to deferred repayment terms were governed by the terms that were in effect immediately preceding the effective date of this amendment.

As part of this amendment, the applicable margin used to calculate interest rates on outstanding balances under the senior credit facility also was amended effective March 31, 2004. Amounts borrowed under the amended agreement bore interest at the Company’s option at a rate equal to the sum of LIBOR, a specified prime rate or the federal funds rate plus 0.50%, and an applicable margin of 4.25% or 3.25%, respectively. The applicable margin remained constant for the life of the amended facility. Prior to this amendment, the applicable margin under the credit facility was 3.00% for LIBOR based loans and 2.00% for prime or federal funds rate based loans. The term of the Company’s credit facility was not affected by this amendment.

As a result of scheduled repayments on the Company’s $100.0 million term loan, and of scheduled reductions to the maximum amount available under the Company’s $55.0 million reducing revolving credit facility, on December 31, 2005, maximum borrowings under the Company’s senior credit agreement were limited to $133.5 million. As of that date, a total of $99.0 million in borrowings were outstanding. As of December 31, 2005, borrowing rates under the senior credit agreement averaged 8.56%. As of December 31, 2004, a total of $121.5 million in borrowings were outstanding under the senior credit agreement and borrowing rates averaged 6.6%. During 2005 and 2004, the Company made voluntary payments against the principal amount outstanding under the reducing revolving portion of its senior secured credit facility of $20.0 million and $15.0 million, respectively.

On February 21, 2006, the Company amended and restated its existing senior secured credit facility. Under this amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. As of February 21, 2006, the Company had $25.0 million in borrowings available under the revolving portion of the credit facility. The outstanding principal balance of the term loan is payable in fifteen quarterly installments commencing on June 30, 2006, and a final installment payment on January 31, 2010. Each quarterly installment payable during the period from June 30, 2006 through and including March 31, 2007 is equal to $2.5 million. Each quarterly installment payable during the period from June 30, 2007 through and including March 31, 2008 is equal to $5.0 million. Each quarterly installment payable during the period from June 30, 2008 through and including March 31, 2009 is equal to $7.5 million. Each quarterly installment payable during the period from June 30, 2009 through and including December 31, 2009 is equal to $10.0 million, and the final installment payable on January 31, 2010 is equal to the remaining unpaid portion of the term loan. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the Company’s long-term debt obligations have been adjusted to reflect the terms of the amended senior secured credit facility.

As of February 21, 2006, amounts borrowed under the Company’s amended senior secured credit facility bear interest at the Company’s option at a LIBOR rate, which is approximately equal to LIBOR plus an applicable margin, or a base rate. The base rate is equal to the greater of a specified prime rate plus an applicable margin, or the federal funds rate plus 0.50% plus an applicable margin. The applicable margin varies from 4.00% to 2.00% based on a formula tied to our level of indebtedness from time to time.

The senior credit agreement contains covenants that require the Company to maintain certain financial ratios and restrict the Company’s ability to pay cash dividends and to incur additional indebtedness. The Company was in compliance with all of its covenants as of December 31, 2005 and December 31, 2004, which included the following financial ratios and financial covenants on a consolidated basis:

•	a maximum operating leverage ratio and consolidated leverage ratio;

•	a minimum interest coverage ratio;

•	a minimum debt service coverage ratio;

•	a minimum fixed charge coverage ratio (from September 30, 2004); and

•	a minimum consolidated cash balance requirement of $3.0 million, as determined in accordance with GAAP.

On November 1, 2005 the Company amended its senior secured credit facility to exclude costs incurred in association with its withdrawn initial public offering and related terminated new senior secured credit facility when calculating its compliance with the senior credit facility’s financial covenants.

Under the Company’s amended senior secured credit facility, as of February 21, 2006, the Company is subject to the following financial covenants:

•	a minimum interest coverage ratio;

•	a minimum fixed charge coverage ratio;

•	a maximum operating leverage ratio; and

•	a minimum consolidated cash balance requirement of $10.0 million, as determined in accordance with GAAP.

Capital Leases—As of December 31, 2005, the Company had capital lease obligations of $12.8 million. During 2005, the Company acquired a new switch in Newark, New Jersey, under a five-year capital lease agreement that provides for monthly payments of $0.1 million, including interest at an annual rate of 7.3%, over the term of the lease. During 2005, the Company also entered into 75 additional capital lease agreements for equipment and automobiles with a variety of rates and terms. As of December 31, 2005, $7.1 million remained outstanding on other capital leases, including $4.1 million relating to the leases executed during 2005.

As of December 31, 2004, the Company had capital lease obligations of $9.7 million. In March 2004, the Company acquired a new switch in Anaheim, California, under a five-year capital lease agreement that provides for monthly payments of $0.1 million, including interest at an annual rate of 5.8%, over the term of the lease. During 2004, the Company entered into 48 additional capital lease agreements for equipment and automobiles with a variety of rates and terms. As of December 31, 2004, $6.0 million remained outstanding on other capital leases, including $4.3 million relating to the leases executed during 2004.

Scheduled lease payments under capital lease obligations as of December 31, 2005 were as follows (in thousands):

Year Ending December 31,
2006	$5,362
2007	4,545
2008	2,928
2009	1,146
2010	218
Thereafter	—

14,199
Less amount representing interest	1,361

Present value of net scheduled lease payments	12,838
Less amounts due in one year	4,686

Long-term capital lease obligations	$8,152

Interest Rate Swap Agreements—In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties. Swap agreements in effect as of December 31, 2005 and 2004 were as follows:

	Notional Amount		Maturities	Strategy	Weighted Average LIBOR Rate		Fixed Rate
(in thousands)
December 31, 2005	$ $	45,000 25,000	09/30/2006 04/01/2007	Cash Flow Hedge Cash Flow Hedge	4.36 4.36	% %	2.96 4.23	% %

December 31, 2004	$ $	45,000 25,000	09/30/2006 04/01/2005	Cash Flow Hedge Cash Flow Hedge	2.36 2.36	% %	2.96 2.06	% %

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counter-parties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Company’s Board of Directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instruments.

At December 31, 2004, the swap agreements represented an asset with a fair value of $0.3 million. Accumulated other comprehensive income and other liabilities were adjusted based on the fair value at December 31, 2004. The Company concluded that the swap agreements do not qualify as a 100% effective hedge, and the ineffective portion of the hedge was recorded in the Company’s consolidated statements of operations and comprehensive income.

As of June 30, 2005, the Company concluded that the projected cash flows of its existing variable rate debt were no longer probable of occurring due to the Company’s planned refinancing of its senior secured credit facility. As a result, the interest rate swaps outstanding as of June 30, 2005 no longer qualified for hedge accounting. As such, the Company reclassified $1.3 million, which was previously recorded in accumulated other comprehensive income, to interest expense during the three months ended June 30, 2005. At December 31, 2005, the swaps represented an asset with a fair value of $0.7 million. The adjustment to fair value from June 30, 2005 to December 31, 2005 was recorded in interest expense.

6.	INCOME TAXES

Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
	(amounts in thousands)
Current income tax expense:
U.S. Federal	$650	$450	$188
U.S. State	497	627	685

Total	$1,147	$1,077	$873

Deferred income tax (benefit) expense:
U.S. Federal	$12,795	$(38,360)	$(188)
U.S. State	182	125	—

Total	$12,977	$(38,235)	$(188)

Total income tax expense (benefit)	$14,124	$(37,158)	$685

Income tax expense for each of the years ended December 31, 2005, 2004 and 2003 differs from the expected income tax expense calculated using the statutory U.S. Federal income tax rate as follows:

	2005		2004		2003
	($ amounts in thousands)
Federal provision (benefit) at statutory rate	$10,010	35%	$14,167	35%	$12,306	35%
State taxes, net of Federal provision (benefit)	711	2%	1,195	3%	685	2%
Fair value of Series A convertible redeemable preferred stock conversion right	3,772	13%	—	—	—	—
Acquired net operating loss carryforwards	—	—	7,419	18%	—	—
Other	37	0%	(395)	(1)%	(657)	(2)%
Change in valuation allowance	(406)	(1)%	(59,544)	(147)%	(11,649)	(33)%

Income tax expense	$14,124	49%	$(37,158)	(92)%	$685	2%

Deferred Income Taxes—Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is not more likely than not.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified.

In the third quarter of 2004, the Company performed its regular assessment of its deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which the deferred income tax assets can be carried forward and to annual use limits associated with Section 382 of the Internal Revenue Code. Based on the information available, the Company determined that it is more likely than not that it will be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. The reversal of substantially all of the valuation allowance resulted in a non-cash net deferred income tax benefit for the twelve months ended December 31, 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million in connection with acquired net operating losses. As of December 31, 2005, the Company maintained a valuation allowance of approximately $3.1 million, which primarily relates to state net operating loss carryforwards that the Company does not believe it is more likely than not to realize.

The Company’s deferred income tax assets (liabilities) as of December 31, 2005 and 2004 consisted of the following:

	December 31,
	2005	2004
	(amounts in thousands)
Current:
Net operating loss (NOL) carryforwards	$13,828	$15,929
Acquired NOL carryforwards	598	598
Allowance for doubtful accounts	2,804	2,851
Other accruals and deferrals	2,257	2,791
Deferred revenue	896	687

Valuation allowance	(878)	(981)

Net current deferred income tax asset	$19,505	$21,875

Non-current:
NOL carryforwards	$42,438	$53,611
Acquired NOL carryforwards	3,110	3,709
Federal AMT credit carryforward	1,287	593
Basis difference in property and equipment and intangible assets	(31,785)	(32,218)

Other	529	794

Valuation allowance	(2,220)	(2,522)

Net non-current deferred income tax asset	$13,359	$23,967

The Company recorded a tax provision of $14.1 million for the year ended December 31, 2005, which represented an effective tax rate of 49.4%. Excluding the $10.8 million charge in 2005 that resulted from the change in the fair value of the Series A preferred stock conversion right, which is not deductible for tax purposes, the effective income tax rate would have been 35.9%. The Company expects that this rate may increase in future periods if it is successful in expanding its profitable operations in states that have higher income tax rates.

Through December 31, 2004, the Company had accumulated a total of $192.6 million in net operating loss carryforwards. The Company used $36.7 million of net operating loss carryforwards to offset taxable income during the year ended December 31, 2005. As a result, on December 31, 2005, the Company has approximately $155.9 million in net operating loss carryforwards remaining. Of these remaining net operating loss carryforwards, approximately $10.3 million are subject to annual use limitations under Section 382 of the Internal Revenue Code. The Company expects that its net operating losses, to the extent not subject to the limitation of Internal Revenue Code Section 382, will be fully used by approximately 2009.

7.	REDEEMABLE PREFERRED STOCK

On February 4, 2000, the Company completed a private equity transaction that resulted in proceeds of $134.0 million before issuance costs of approximately $6.0 million. The private equity transaction consisted of the sale of 134,000 shares of the Series A convertible redeemable preferred stock. The shares of Series A convertible redeemable preferred stock are convertible at any time at the holder’s option into shares of the Class A common stock at a price equal to $7.50 per share of Class A common stock. This $7.50 conversion price may be reduced because of antidilution adjustments and other specified events. The Company has the right to require all holders of the Series A convertible redeemable preferred stock to convert their shares into Class A common stock upon the completion of a qualified initial public offering, as defined in the terms of the Series A convertible redeemable preferred stock. At any time after February 4, 2007, but not after the completion of a qualified public offering or a specified sale of the Company, any holder of the Series A convertible redeemable preferred stock has the right to require the Company to repurchase for cash any or all of the outstanding shares of the Series A convertible redeemable preferred stock at fair market value, as defined in the agreement pursuant to which the Series A convertible redeemable preferred stock was issued. The Company determined that the conversion right combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represented an embedded derivative. Subsequent to the end of the second quarter of 2005, but prior to the issuance of the Company’s second quarter financial statements, the Company withdrew its registration statement that it filed with the Securities and Exchange Commission on April 22, 2005, and ceased its current effort to become a public company. Prior to the second quarter of 2005, the Company did not ascribe any value to the conversion right, as it believed the Company would be able to convert the Series A convertible redeemable preferred stock into common stock before the preferred stockholders would be able to require the Company to repurchase the preferred stock at fair value. The Company currently believes that it is reasonably possible that it will not be able to convert the Series A convertible redeemable preferred stock to common stock prior to the mandatory redemption date. As such, the Company adjusted its probability-weighted calculation of fair value of the conversion right to reflect this change in assumption.

The Company valued this embedded derivative at December 31, 2005 based on a Black-Scholes probability weighted calculation using a 78% volatility factor assumption, a 4.4% risk-free interest rate and a $2.22 December 31, 2005 fair value of the Company’s common stock. The Company concluded that the fair market value of the embedded derivative was $10.8 million and was recorded as a liability as of December 31, 2005. The change in this liability from December 31, 2004 was recorded as an expense in the Company’s condensed consolidated statements of operations and comprehensive income for the year ended December 31, 2005. The holders of the Series A convertible redeemable preferred stock have a mandatory right to redeem the Series A convertible redeemable preferred stock on the tenth anniversary of the issue date for a redemption price equal to $1,000 per share plus accrued and unpaid dividends. Dividends, at an annual rate of 8%, are cumulative, accrue on a daily basis, and are charged against additional paid-in capital. These dividends began to accrue on February 4, 2001. See Note 9 for a description of the conversion of dividends into Class A common stock.

Series A convertible redeemable preferred stock amounts on the accompanying consolidated balance sheets as of December 31, 2005 and 2004 have been reduced by direct costs associated with this transaction totaling approximately $6.0 million. The Company currently believes that it is not probable that the Series A convertible redeemable preferred stock will become redeemable prior to the mandatory redemption date. This is due to the Company’s current belief that it is reasonably possible that it could complete a transaction prior to the voluntary redemption date that would extinguish the Series A stockholders’ rights to voluntarily redeem their preferred stock. Therefore, the Company accretes these costs to the mandatory redemption date of the Series A convertible redeemable preferred stock, in accordance with EITF D-98, Classification and Measurement of Redeemable Securities. In addition, the Company records accumulated dividends on the Series A convertible redeemable preferred stock amount on the consolidated balance sheets each period so that the carrying amount of the Series A convertible redeemable preferred stock will equal the mandatory redemption amount at the mandatory redemption date. Accordingly, the Company has recorded $61.7 million and $47.2 million of accumulated preferred stock dividends and $3.5 million and $2.9 million of accumulated accretion of direct costs in the preferred stock balance as of December 31, 2005, and 2004, respectively. Including accumulated dividends and unaccreted direct costs, the total liquidation value of the Series A convertible redeemable preferred stock was $195.7 million and $181.2 million as of December 31, 2005 and 2004, respectively.

In April 2005, the Company entered into a Series A stockholder agreement with the holders of the Series A convertible redeemable preferred stock pursuant to which, among other provisions, the Series A convertible redeemable preferred stockholders approved an amendment to the definition of “qualified public offering.” The amended provisions, only effective upon the Company’s completion of an initial public offering, would have replaced the optional conversion right with mandatory automatic conversion upon completion of a qualified public offering, as defined, and replaced the minimum public offering price requirement with a formula that would have permitted any initial public offering price to qualify as a qualified public offering, as long as the existing requirement for a minimum of $50.0 million in gross proceeds was satisfied. On September 16, 2005, the Company requested the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 22, 2005. The amended provisions expired on December 31, 2005.

8.	STOCKHOLDERS’ EQUITY

Common Stock—The authorized capital stock of the Company consists of two classes of common stock designated as Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and obligations with respect to the shares of Class B common stock. Shares of Class B common stock may be owned only by the current holders of Class B common stock and their permitted transferees, as defined in the Company’s Certificate of Incorporation. Any share of Class B common stock transferred to any other person will automatically convert into one share of Class A common stock on a one-for-one basis. In addition, any holder of Class B common stock may elect at any time to convert the holder’s shares into Class A common stock on a one-for-one basis. The Class A common stock has no conversion rights. The Class A common stock and the Class B common stock are entitled to vote, together with the Series A convertible redeemable preferred stock voting on an as-converted basis, on substantially all matters which come before the stockholders and as otherwise required by law. Each share of Class A common stock has one vote and each share of Class B common stock has 20 votes on all matters on which holders of common stock are entitled to vote. Holders of Class B common stock are entitled to elect three members of the Board of Directors and to vote with the holders of Class A common stock to elect any additional directors.

Holders of common stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors out of funds legally available. On liquidation and dissolution of the Company, each holder of common stock is entitled to share ratably in all assets remaining after payment of all liabilities and all obligations with respect to the Series A convertible redeemable preferred stock.

The Company’s Stock Option Plans—The 1998 Option Plan provides for the issuance of up to an aggregate of 5,300,000 shares of Class A common stock. The 1998 Option Plan was designed to create an incentive for the

Company’s employees and is administered by a committee of the Company’s Board of Directors. Although the 1998 Option Plan remains in effect and options under the plan remain outstanding, the Company ceased making awards under the plan as of February 28, 2001.

In March 2001, the Company adopted the 2001 Option Plan in order to enhance the Company’s ability to attract and retain the Company’s employees. The 2001 Option Plan is administered by a committee of the Company’s Board of Directors and provides for the issuance, as of December 31, 2005, of up to an aggregate of 18,700,000 shares of Class A common stock, plus (1) the number of shares of Class A common stock that were available for future awards under the 1998 Option Plan on the date immediately preceding the date the Company first made awards under the 2001 Option Plan and (2) any shares of Class A common stock that are represented by awards granted under the 1998 Option Plan or which have been assumed by the Company, which are forfeited, expire or are canceled without the delivery of shares of Class A common stock or which result in the forfeiture of shares of Class A common stock.

Under both Option Plans, options are granted primarily at fair market value upon hire, and vest over a four-year term from the date of grant. Options granted are not exercisable after the expiration of ten years from the date of grant of the options.

During 2000, the Company granted certain options below fair market value, and recorded the intrinsic value as deferred stock compensation. The balance of deferred stock compensation was amortized to expense in the consolidated statement of operations and comprehensive income over the vesting period, which ended in 2004.

A summary of activity under the Option Plans for 2005, 2004 and 2003 follows:

	Shares of Class A Common Stock Underlying Options	Weighted- Average Exercise Price
Shares under outstanding options, January 1, 2003	8,566,942	$4.61
Shares under options granted during 2003	2,716,104	$3.16
Shares issued upon exercise of options during 2003	(234,943)	$0.45
Shares under options forfeited during 2003	(372,748)	$4.23

Shares under outstanding options, December 31, 2003	10,675,355	$4.34
Shares under options granted during 2004	1,515,616	$5.62
Shares issued upon exercise of options during 2004	(113,109)	$0.43
Shares under options canceled during 2004	(300)	$5.50
Shares under options forfeited during 2004	(190,726)	$4.69

Shares under outstanding options, December 31, 2004	11,886,836	$4.54
Shares under options granted during 2005	884,649	$3.39
Shares issued upon exercise of options during 2005	(15,000)	$0.40
Shares under options canceled during 2005	(600)	$6.25
Shares under options forfeited during 2005	(143,081)	$4.85

Shares under outstanding options, December 31, 2005	12,612,804	$4.46

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2005:

Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life-Years	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ 0.00 - $ 2.50	1,551,464	5.5	$1.66	1,746,354	$1.10
$ 2.51 - $ 4.99	5,631,978	6.8	$3.28	4,261,885	$3.33
$ 5.00 - $ 9.99	5,356,163	5.9	$6.41	3,749,401	$6.71
$10.00 - $12.00	73,199	4.6	$11.51	157,112	$11.48

	12,612,804			9,914,752	$4.35

The weighted average fair value of options granted in 2005, 2004 and 2003 amounted to $2.54, $4.06 and $2.36, respectively. As of December 31, 2004 and 2003, the Company had outstanding exercisable options to purchase 6,973,975 shares of Class A common stock and 5,941,942 shares of Class A common stock, respectively, with a weighted-average exercise price per share of $4.70 and $4.44, respectively.

The following table summarizes options to purchase Class A common stock awarded during each fiscal quarter during the year ended December 31, 2005:

Options Awarded During The Three Months Ended	Shares of Class A Common Stock Underlying Options	Weighted- Average Fair Market Value	Weighted- Average Exercise Price
March 31, 2005	288,639	$6.25	$6.25
June 30, 2005	69,760	$2.01	$2.01
September 30, 2005	50,900	$2.00	$2.00
December 31, 2005	475,350	$2.00	$2.00

On the date of grant for each of these options, the exercise price equaled the fair market value of the Class A common stock. As a result, the options granted during this period had no intrinsic value.

Determining the fair market value of common stock for a private company, such as the Company, requires making complex and subjective judgments. During the twelve months ended December 31, 2005, the Company used concurrent internal valuation analyses to determine the fair market value of the Class A common stock. These analyses used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the illiquid nature of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers within the competitive local exchange carrier industry to develop the Company’s estimate of the fair value of the Class A common stock. Based on these analyses, the Company’s Board of Directors determined that the fair market value of the Class A common stock was equal to $6.25 per share, $2.01 per share, $2.00 per share and $2.00 per share for the three month periods ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005, respectively.

Rescission—Following an initial public offering of common stock, the Company plans to make a rescission offer to certain employees pursuant to the securities laws of the State of California that may result in the Company repurchasing stock options previously granted to affected employees. The maximum amount of payments that the Company could make is approximately $1.7 million, which has not been recorded because the liability is not probable or estimable as of December 31, 2005 and December 31, 2004.

The Warrant Plan—The Warrant Plan provides for the issuance of up to 500,000 shares of Class A common stock based upon the achievement and maintenance of certain revenue goals by the Company’s independent sales agents. The Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management.

Warrants issuable under the Warrant Plan vest with respect to 20% of the shares of Class A common stock subject to such warrants in the first year. Vesting with respect to the remaining 80% of the shares subject to such warrants is dependent upon the generation and maintenance of certain revenue levels by the warrant holder. Warrants are not exercisable until after the Company completes an initial public offering of the Class A common stock.

The following table summarizes information concerning outstanding and exercisable warrants as of December 31, 2005:

	Shares of Class A Common Stock Underlying Warrants	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Shares under outstanding warrants, December 31, 2003	300,666	$5.40	—	—

Shares under outstanding warrants, December 31, 2004	383,166	$5.42	—	—

Shares under outstanding warrants, December 31, 2005	395,666	$5.42	—	—

The weighted average fair value of warrants granted in 2005, 2004 and 2003 amounted to $4.37, $4.50 and $3.86, respectively.

For each of the years ended December 31, 2005, 2004 and 2003, the Company recorded less than $0.1 million, $0.2 million, and $0.2 million, respectively, in compensation expense related to the issuances of warrants within the Warrant Plan.

The following table summarizes warrants to purchase Class A common stock awarded during each fiscal quarter during the 12 months ended December 31, 2005:

Warrants Awarded During The Three Months Ended	Shares of Class A Common Stock Underlying Warrants	Weighted- Average Fair Market Value	Weighted- Average Exercise Price
March 31, 2005	10,000	$6.25	$6.25
June 30, 2005	—	$—	$—
September 30, 2005	—	$—	$—
December 31, 2005	2,500	$2.00	$2.00

On the date of grant for each of these warrants, the exercise price equaled the fair market value of the Class A common stock. As a result, the warrants granted during this period had no intrinsic value.

9.	(LOSS) INCOME PER COMMON SHARE

The Series A convertible redeemable preferred stock is deemed to be a participating security that is entitled to participate in any dividend that is declared or paid on the common stock, as if the Series A convertible redeemable preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic income per share for common stock is calculated using the “two-class” method by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during the period. Based on the contractual terms of the participating security, the security does not participate in net losses.

Diluted income per share is calculated by dividing income allocated to common stockholders by the sum of the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and warrants using the “treasury stock” method and convertible preferred stock using the “if-converted” method, which treats contingently-issuable shares of Series A convertible redeemable preferred stock as common stock (Note 7).

The computation of basic and diluted (loss) income per common share for the years ended December 31, 2005, 2004 and 2003 was as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except share and per share data)
Basic (loss) income per common share
Net income	$14,474	$77,635	$34,475
Less: accretion on preferred stock	603	603	603
Less: cumulative preferred stock dividends	14,494	13,421	12,423

Undistributed (loss) income	(623)	63,611	21,449

Income allocated to participating preferred stockholders	—	24,116	8,151

(Loss) income allocated to common stockholders	$(623)	$39,495	$13,298

Weighted average common shares outstanding—basic	29,312,020	29,259,615	29,107,330

(Loss) income per common share—basic	$(0.02)	$1.35	$0.46

Diluted (loss) income per common share
(Loss) income allocated to common stockholders	$(623)	$39,495	$13,298

Weighted average common shares outstanding—basic	29,312,020	29,259,615	29,107,330
Dilutive effect of warrants—treasury stock method	—	69,161	14,912
Dilutive effect of stock options—treasury stock method	—	2,328,984	1,041,122

Weighted average common shares outstanding—diluted	29,312,020	31,657,760	30,163,364

(Loss) income per common share—diluted	$(0.02)	$1.25	$0.44

For 2005, a total of 36,832,660 shares of Class A common stock, which were issuable as of December 31, 2005 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2004, and a total of 909,726 shares of common stock issuable under the assumed exercises of stock options and warrants computed based on the treasury stock method, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

For 2004, a total of 23,268,174 shares of Class A common stock, which were issuable as of December 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

For 2003, a total of 22,357,782 shares of Class A common stock, which were issuable as of December 31, 2003 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2002, were not included in the as reported calculation of diluted (loss) income per common share. Such shares were not included in the calculation of diluted (loss) income per common share as the effect of including these shares would have been anti-dilutive.

In connection with any conversion of shares of Series A convertible redeemable preferred stock, the Company has the right to issue additional shares of Class A common stock, valued at the then-current market value of the Class A common stock (as determined in accordance with the terms of the Series A convertible redeemable preferred stock), as payment of accumulated dividends on the shares of Series A convertible redeemable preferred stock being converted. Because the Company’s senior credit facility (Note 5) restricts the payment of cash dividends by the Company, in cases where such share amounts are not anti-dilutive, the foregoing share amounts include the additional shares of Class A common stock that the Company would issue in payment of accumulated dividends in connection with the conversion of the Series A convertible redeemable preferred stock.

10.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan, pursuant to section 401(k) of the Internal Revenue Code, under which employees can contribute up to 25% of their annual salary. Employees are eligible for participation upon employment. The Company’s discretionary matching contributions for the twelve months ended December 31, 2005, 2004 and 2003 totaled $1.8 million, $1.5 million and $0.9 million, respectively.

11.	COMMITMENTS & CONTINGENCIES

Operating Leases—The Company has entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. The Company recognizes rent expense under these leases on a straight-line basis. The Company began occupying a new corporate headquarters in January 2001 under a 20-year lease agreement, and expects that annual rent payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. The Company’s annual rental payments under the lease were $1.8 million for 2005, 2004, and 2003.

Total rent expense for 2005, 2004 and 2003 was $11.3 million, $9.9 million and $6.9 million, respectively. Future minimum lease obligations related to the Company’s operating leases as of December 31, 2005 are as follows (amounts in thousands):

Year Ending December 31,
2006	$10,092
2007	8,001
2008	6,421
2009	4,291
2010	3,623
Thereafter through 2021	24,660

$57,088

Purchase Commitments—As of December 31, 2005, the Company had entered into agreements with vendors to purchase approximately $7.5 million of equipment and services, of which we expect $6.9 million to be delivered and payable in 2006, $0.5 million to be delivered and payable in 2007, and $0.1 million to be delivered and payable in 2008.

Data and Voice Services—The Company has various agreements with certain carriers for data and voice services. As of December 31, 2005, our minimum commitments under these agreements were $25.2 million, which expire through September 2007. Related expenses for the periods ended in 2005, 2004 and 2003 were included in cost of sales in our consolidated statements of operations and comprehensive income.

Regulation—The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are currently subject to changes by federal and state administrative agencies, judicial proceedings and proposals that could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements—The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with these incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Litigation—The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation is inherently unpredictable; however, management believes there is no litigation asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, except for the matters described below.

MCI-WorldCom Network Services, Inc. sued the Company in an attempt to recover approximately $5.6 million in access charges that the carrier paid to the Company between October 2003 and June 2004. The challenged charges were imposed by the Company for the use of its network to route calls from end user customers of various wireless companies to the interexchange carrier for completion to its subscribers’ toll-free numbers. The carrier claims that the access service performed by the Company in connection with these calls was unnecessary, unwanted and without justification in the Company’s applicable access tariffs. The Company has denied these claims, and contends that the services it performed were legitimate, beneficial and appropriate under the Company’s tariffs, FCC rulings and other applicable authority, and that the access charges assessed were therefore properly collected and retained. The Company has counterclaimed to recover approximately $2.0 million in other access charges that the interexchange carrier has withheld in connection with its dispute. In November 2005, a ruling in favor of MCI reduced the amount owed to MCI to $3.5 million. This ruling is currently under appeal, with a final resolution anticipated during 2006.

In accordance with its revenue recognition policy, the Company has delayed recognition of a portion of these disputed revenues until it is concluded that realization of that revenue is reasonably assured.

The Company initiated suit against the Southern New England Telephone Company (SNET) in which the Company sought to collect over $2.0 million in unpaid bills for compensation for calls originated by SNET’s subscribers and terminated by the Company to various Internet service providers. Southern New England Telephone Company had counterclaimed to collect between $2.0 million and $3.0 million in switched access charges it claimed the Company owed for the same calls, on the grounds that the Internet service providers were outside the local calling area of the subscribers placing the calls. In June 2005, the Company signed a settlement agreement with SNET under which SNET has agreed to pay the Company approximately $1.3 million and to release the Company from any and all claims that SNET had or could have asserted against the Company in this proceeding. The Company has agreed to a similar release of SNET. The Company recognized approximately $0.9 million reduction to cost of sales related to this settlement in the consolidated statement of operations and comprehensive income, which is reported in a separate line item for the year ended December 31, 2005. In July 2005, the Company received the $1.3 million payment from SNET related to this settlement.

12.	RELATED PARTIES

During 2005, 2004 and 2003, in connection with the Company’s senior secured credit facility, the Company made interest payments of $1.7 million, $1.4 million and $1.0 million, respectively, to an affiliate of an investor of the Company.

The Company employs two immediate family members of its Chairman, President and Chief Executive Officer. The Company made total salary and bonus payments to them of $282,411 for 2005, $277,668 for 2004 and $242,392 for 2003. The Company also issued these individuals options to purchase a total of 56,600 shares of Class A common stock at exercise prices ranging from $2.00 to $6.25 per share for the period from January 1, 2003 to December 31, 2005. In addition, from time to time, another immediate family member of the Chairman, President and Chief Executive Officer performs consulting services for the Company. For these services, the Company has paid this individual $13,669 for 2005, $14,020 for 2004 and $21,932 for 2003.

13.	ACQUISITIONS

Covista—On May 27, 2004, the Company announced that it had agreed with Covista Communications, Inc. (“Covista”), a facilities-based provider of telecommunications services, to purchase a base of commercial customers, switches and related facilities of Covista. Subject to final adjustment, the Company was obligated to pay a cash amount of approximately $17.5 million, inclusive of transaction costs, which is based on a multiple of monthly operating revenue of approximately $2.7 million associated with the acquired Covista customers, assets and facilities. Due to the nature of this acquisition, the primary component of which was a group of Covista customers that met certain criteria at a specific moment in time, the Company concluded that it was not practicable to provide historical pro forma financial statements with respect to the acquisition. Payment of the purchase price was due in three installments within 270 days after closing, with the majority payable upon closing. As part of the acquisition, the Company assumed operating leases for existing Covista switch facilities in New York and Philadelphia, as well as office locations in Bensalem, PA and Paramus, NJ. Covista also executed a wholesale service agreement to purchase $12.0 million of services from the Company over 24 months. The terms of this wholesale agreement are consistent with current market rates and terms.

The transaction closed on August 18, 2004, and the results of operations of the Covista business are included in the Company’s consolidated statement of operations and comprehensive income from August 18, 2004. The fair values of the assets acquired, including intangible assets, were determined by management with assistance from an advisor. Of the $17.5 million in purchase price, approximately $4.3 million represented goodwill, which is deductible for tax purposes, approximately $10.4 million was allocated to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.4 million represented accounts receivable, and approximately $0.4 million was allocated to other tangible assets. The final payment to Covista was contingent upon the average monthly revenue run rate of the customers during the seventh, eighth and ninth months following the closing and the amount of cash collected from the accounts receivable acquired from Covista.

As of December 31, 2005, the Company paid a total of approximately $15.0 million in cash for the purchase of assets from Covista. The purchase price was reduced by approximately $2.5 million during 2005 primarily as a result of a reduction in the customer revenue run rates that determined the final purchase price and a reduction in the cash collected from the accounts receivable. The reduction in purchase price, as well as other adjustments to the purchase price allocation, resulted in the following changes in the allocation of purchase price: approximately $3.1 million reduction to goodwill, approximately $0.8 million increase to customer-related intangible assets, and approximately $0.2 million reduction to accounts receivable. The purchase price and purchase price allocation was finalized during the third quarter of 2005.

American Long Lines—On February 28, 2005, the Company announced its purchase of American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region for approximately $4.3 million in cash of which approximately $2.0 million was paid at closing and approximately $2.3 million is expected to be paid over the next two years. Of the $2.3 million of purchase price that is expected to be paid over the next two years, approximately $1.0 million is contingent upon EBITDA, which represents net income before interest, provision for (benefit from) income taxes, depreciation, and amortization, of the acquired company over the next two years. This acquisition will further increase the Company’s penetration in existing Metro New York, New Jersey and Philadelphia markets.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The preliminary allocation of the purchase price presented below is subject to refinement as the Company finalizes certain aspects of the acquisition valuation. The Company anticipates finalizing the purchase price allocation during the first quarter of 2007, once the final contingent payment is determined.

At February 28, 2005
(amounts in thousands)
Accounts receivable	$2,905
Prepaid expenses and other current assets	97
Property and equipment	121
Goodwill	1,471
Other intangible asset (customer list)	2,603
Other assets	29

Total assets acquired	$7,226

Accounts payable	$1,616
Accrued expenses	412
Accrued usage taxes	420
Accrued commissions	341
Deferred revenue	461

Total liabilities acquired	$3,250

Total purchase price, net of cash acquired	$3,976

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition as well as American Long Line’s workforce. The goodwill amount is expected to be deductible for tax purposes.

Other intangible asset consists of a customer-related intangible asset with a useful life of five years.

Commencing on February 28, 2005, the results of operations for the American Long Lines business have been included as part of the accompanying consolidated financial statements of the Company. The following unaudited pro forma financial information represents the combined results of operations for the Company and American Long Lines for the years ended December 31, 2005 and 2004, as if American Long Lines had been acquired at the beginning of the respective period:

	For the year ended December 31,
	2005	2004
	(amounts in thousands, except per share data)
Total revenue	$512,865	$437,931
Net income	$14,244	$77,877
(Loss) income per common share:
Basic	$(0.03)	$1.35
Diluted	$(0.03)	$1.25

The pro forma results include the amortization of the intangible assets presented above. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results.

14.	SUBSEQUENT EVENTS

Effective January 30, 2006, Bradford Bono resigned as Executive Vice President and director of the Company. The Company anticipates that it will record a charge in 2006 related to his employment agreement.

On February 21, 2006, the Company amended and restated its existing senior secured credit facility. Under this amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million (Note 5).

PAETEC Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,333	$49,394
Accounts receivable, net of allowance for doubtful accounts of $5,942 and $6,335, respectively	75,071	68,313
Deferred income taxes	20,890	19,505
Prepaid expenses and other current assets	6,282	4,704

Total current assets	135,576	141,916
PROPERTY AND EQUIPMENT, net	162,040	151,994
GOODWILL	35,082	35,082
INTANGIBLE ASSETS, net of accumulated amortization of $6,345 and $4,731, respectively	9,094	9,725
DEFERRED INCOME TAXES	5,405	13,359
OTHER ASSETS, net	12,411	3,154

TOTAL ASSETS	$359,608	$355,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$13,898	$20,328
Accrued expenses	12,855	13,246
Accrued payroll and related liabilities	6,706	8,032
Accrued taxes	8,875	10,021
Accrued commissions	8,294	8,282
Accrued capital expenditures	6,793	7,583
Deferred revenue	20,787	18,923
Current portion of long-term debt	2,873	12,186

Total current liabilities	81,081	98,601
LONG-TERM DEBT	372,308	99,700
FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	—	10,778
OTHER LONG-TERM LIABILITIES	3,652	3,605

TOTAL LIABILITIES	457,041	212,684

COMMITMENTS AND CONTINGENCIES (Note 11)
SERIES A CONVERTIBLE, REDEEMABLE PREFERRED STOCK:
Series A convertible, redeemable preferred stock, $.01 par value, 0 and 134,000 shares authorized, issued and outstanding at June 30, 2006 and December 31, 2005, respectively ($195,675 liquidation value at December 31, 2005, inclusive of accrued dividends of $61,675)	—	193,164

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006; 75,000,000 shares authorized, and 26,679,258 shares issued and outstanding at December 31, 2005	367	267
Class B common stock, $.01 par value; 0 shares authorized, issued and outstanding at June 30, 2006; and 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at December 31, 2005	—	26
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	(45,694)	—
Additional paid-in capital	17,162	24,459
Deferred stock-based compensation	(135)	(81)
Accumulated other comprehensive loss	(556)	—
Accumulated deficit	(68,577)	(75,289)

Total stockholders’ deficit	(97,433)	(50,618)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$359,608	$355,230

See notes to condensed consolidated financial statements.

PAETEC Corp. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income

Six Months Ended June 30, 2006 and 2005

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

	Six Months Ended June 30,
	2006	2005
REVENUE:
Network services revenue	$225,365	$192,958
Carrier services revenue	42,713	36,400
Integrated solutions revenue	18,310	15,936

TOTAL REVENUE	286,388	245,294
COST OF SALES (exclusive of depreciation and amortization shown separately below)	137,197	113,154
RETROACTIVE NETWORK COST DISCOUNT	—	(1,750)
		—
LITIGATION SETTLEMENT	—	(860)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below and inclusive of stock-based compensation)	104,566	94,309
LEVERAGED RECAPITALIZATION RELATED COSTS	14,993	—
DEPRECIATION AND AMORTIZATION	16,179	14,072

INCOME FROM OPERATIONS	13,453	26,369
CHANGE IN FAIR VALUE OF SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK CONVERSION RIGHT	(10,777)	10,597
LOSS ON EXTINGUISHMENT OF DEBT	5,081	—
OTHER INCOME, net	(2,242)	(1,201)
INTEREST EXPENSE	7,181	5,047

INCOME BEFORE INCOME TAXES	14,210	11,926
PROVISION FOR INCOME TAXES	7,498	8,542

NET INCOME	6,712	3,384
OTHER COMPREHENSIVE INCOME:
Change in fair value of hedge instruments	(556)	360

COMPREHENSIVE INCOME	$6,156	$3,744

LOSS ALLOCATED TO COMMON STOCKHOLDERS (NOTE 10)	$(34,247)	$(4,119)

LOSS PER COMMON SHARE—BASIC AND DILUTED (NOTE 10)	$(1.15)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	29,774,768	29,311,258

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	29,774,768	29,311,258

See notes to condensed consolidated financial statements.

PAETEC Corp. and Subsidiaries

Condensed Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Year Ended December 31, 2005 and Six Months Ended June 30, 2006

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

		Common Stock
	Redeemable Preferred Stock	Class A	Class B	Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
BALANCE, December 31, 2004	$178,067	$267	$26	$—	$39,998	$(549)	$972	$(89,763)	$(49,049)

Accretion of preferred stock to redemption value	603	—	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	14,494	—	—	—	(14,494)	—	—	—	(14,494)
Exercise of stock options, 15,000 shares	—	—	—	—	5	—	—	—	5
Forfeited stock-based compensation related to options and warrants	—	—	—	—	(11)	11	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	(23)	44	—	—	21
Change in deferred compensation related to outstanding warrant grants	—	—	—	—	(413)	413	—	—	—
Net income	—	—	—	—	—	—	—	14,474	14,474
Change in fair value of interest rate swaps			—	—	—	—	360	—	360
Reclassification due to discontinuance of hedge accounting	—	—	—	—	—	—	(1,332)	—	(1,332)

BALANCE, December 31, 2005	$193,164	$267	$26	$—	$24,459	$(81)	$—	$(75,289)	$(50,618)

Accretion of preferred stock to redemption value	251	—	—	—	(251)	—	—	—	(251)
Dividends on preferred stock	6,873	—	—	—	(6,873)	—	—	—	(6,873)
Conversion and redemption of Series A convertible redeemable preferred stock	(200,288)	67	—	—	(4,779)	—	—	—	(4,712)
Conversion of Class B common stock to Class A common stock	—	26	(26)	—	—	—	—	—	—
Repurchase of Class A common stock, 6,546,526 shares	—	—	—	(45,694)	—	—	—	—	(45,694)
Class A common stock issued to initial stockholders, 690,065 shares	—	7	—	—	2,615	—	—	—	2,622
Repurchase of stock options					(56)	—	—	—	(56)
Exercise of stock options, 37,562 shares	—	—	—	—	15	—	—	—	15
Stock-based compensation expense	—	—	—	—	1,915	—	—	—	1,915
Stock-based compensation expense- warrants				—	117	(54)		—	63
Net income	—	—	—	—	—	—	—	6,712	6,712
Change in fair value of interest rate swaps, net of income taxes	—	—	—	—	—	—	(556)	—	(556)

BALANCE, June 30, 2006	$—	$367	$—	$(45,694)	$17,162	$(135)	$(556)	$(68,577)	$(97,433)

See notes to condensed consolidated financial statements.

PAETEC Corp. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2006 and 2005

(Dollar Amounts in Thousands)

(Unaudited)

	Six Months Ended June 30,
	2006	2005
OPERATING ACTIVITIES:
Net income	$6,712	$3,384
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	16,179	14,072
Amortization of debt issuance costs	745	1,232
Stock-based compensation expense	1,892	—
Stock-based compensation—warrants	63	46
(Gain) loss on disposal of property and equipment	(5)	26
Deferred income taxes	6,569	7,820
Change in fair value of Series A convertible redeembable preferred stock conversion right	(10,777)	10,597
Change in fair value of interest rate swaps	10	(1,003)
Leveraged recapitalization related costs	2,622	—
Loss on extinguishment of debt	4,255	—
Change in assets and liabilities which provided (used) cash:
Accounts receivable	(6,758)	(7,030)
Prepaid expenses and other current assets	(1,689)	(620)
Other assets	(3,301)	(1,888)
Accounts payable	(6,430)	374
Accrued expenses	806	(187)
Deferred revenue	2,382	2,250
Accrued payroll and related liabilities	(1,327)	683
Accrued commissions	72	368
Accrued taxes	(1,145)	88

Net cash provided by operating activities	10,875	30,212

INVESTING ACTIVITIES:
Purchases of property and equipment	(17,336)	(13,979)
Acquisitions, net of cash received (NOTE 12)	(2,292)	(2,179)
Proceeds from the disposal of property, plant and equipment	95	—
Software development costs	(846)	—

Net cash used in investing activities	(20,379)	(16,158)

FINANCING ACTIVITIES:
Repayments of long-term debt	(120,919)	(14,615)
Payment for debt issuance costs	(10,856)	(197)
Proceeds from long-term borrowings	375,952	—
Redemption of Series A preferred stock	(205,000)	—
Class A common stock repurchase	(45,694)	—
Stock option repurchase	(56)	—
Proceeds from exercise of stock options	16	5

Net cash used in financing activities	(6,557)	(14,807)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,061)	(753)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	49,394	45,882

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,333	$45,129

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$5,558	$4,854

Cash paid for income taxes	$1,231	$701

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS (Note 3):
Deferred consideration in connection with a business acquisition	$—	$2,449

Property and equipment acquired under capital lease obligations	$8,263	$7,240

Accrued property and equipment expenditures	$6,793	$2,072

See notes to condensed consolidated financial statements.

PAETEC Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Six Months Ended June 30, 2006 and 2005

(Dollar Amounts in Thousands)

(Unaudited)

1.	DESCRIPTION OF BUSINESS

The condensed consolidated financial statements include the accounts of PAETEC Corp. and its wholly-owned subsidiaries, PAETEC Communications, Inc., PAETEC Capital Corp., PAETEC Communications of Virginia, Inc., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc. and, effective February 28, 2005 through December 31, 2005, American Long Lines, Inc. (Note 12) (collectively “the Company”).

The Company operates in one business segment and is an integrated communications provider that offers broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers.

Basis of Presentation

The accompanying interim condensed consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with Generally Accepted Accounting Principles (GAAP) within the United States of America. In the opinion of management, all significant adjustments considered necessary for the fair presentation of the unaudited condensed consolidated financial statements have been included, and the unaudited condensed consolidated financial statements present fairly the financial position and results of operations for the interim periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes of the Company included elsewhere in this joint proxy statement/prospectus. Results of operations and cash flows for the interim period are not necessarily indicative of future results.

2.	SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

The following are certain significant accounting policies that have been updated to reflect activity since December 31, 2005. See the footnotes to the Company’s audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus for other significant accounting policies.

Software Development Costs—Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized costs will be amortized on a product-by-product basis, with annual amortization being the greater of (a) the ratio of current product gross revenues to the total of current and anticipated future product gross revenues or (b) the straight-line method over the product’s remaining estimated economic life, including the current reporting period. Amortization will begin once the associated software product is available for general release to customers. There was no amortization of these costs in the six months ended June 30, 2006 or 2005. The unamortized balance of capitalized software was $1.0 million and $0.1 million at June 30, 2006 and December 31, 2005, respectively.

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, and costs associated with equipment sales. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance are the costs incurred to connect the Company’s switching centers to each other, or for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments are generally not expected to be material to operating results. At June 30, 2006 and December 31, 2005, the Company had $1.2 million and $5.1 million, respectively, of disputed network invoices and recorded reserves of approximately $1.0 million and $2.5 million, respectively, related to disputed balances in accounts payable on the consolidated balance sheets.

In the six-month period ended June 30, 2005, cost of sales included a credit of approximately $2.5 million from one of the Company’s largest suppliers for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. Approximately $0.7 million of the credit was based on purchases during 2005. The Company did not recognize approximately $1.8 million of the credit over the discount period, because prior to the recognition of the credit, the Company did not believe it would achieve the level of cumulative purchases required to earn the credit, and therefore, the Company did not believe that the amount of the credit was fixed or determinable. During the three months ended March 31, 2005, the Company executed a new agreement with this supplier related to discounts on future purchases of network services. At that same time, the Company reached an agreement regarding the criteria required to earn the credit as defined in the prior year’s agreement. As a result of that agreement, the Company believed that the amount of the credit related to past purchases of network services was fixed and determinable and, accordingly, recognized a credit of $2.5 million in its results of operations for the six-month period ended June 30, 2005.

Stock-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation” and superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employee. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company adopted SFAS No. 123(R) using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs ratably over the requisite service period of the award. SFAS No. 123(R) also requires an entity to calculate the pool of excess tax benefit available to absorb tax deficiencies recognized subsequent to adoption of SFAS No. 123(R) (“APIC pool”). In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides entities an elective alternative simplified method for computing their APIC pool upon adoption of SFAS No. 123(R). Entities may take up to one year from the effective date of the FSP to evaluate the available transition alternatives and make a one-time election as to which method to adopt. The Company is currently evaluating the alternative methods. SFAS 123(R) also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. See Note 9 to the condensed consolidated financial statements for a further discussion on stock-based compensation.

Leveraged Recapitalization Related Costs—On June 12, 2006, the Company consummated a series of transactions (collectively, the “Leveraged Recapitalization”). See Note 3 below for a detailed description of the transactions.

In the six-month period ended June 30, 2006, the Company’s operating expenses include a charge of approximately $15.0 million for costs related to the Leveraged Recapitalization. The Company’s operating expenses also include charges related to the Management Compensation Agreements, also discussed in Note 3 below, of approximately $0.1 million related to amortization of the prepaid cash bonus and a stock-based compensation charge of approximately $0.3 million related to the Stock Unit Agreement, both of which are included in the six-month selling, general and administrative expenses. The Company also incurred a non-operating charge related to the Leveraged Recapitalization of approximately $5.1 million attributable to the extinguishment of its then existing senior secured credit facility and capital leases.

Derivatives—Prior to the Leveraged Recapitalization, the shares of Series A convertible redeemable preferred stock were convertible at any time at the holder’s option into shares of the Class A common stock at a price of $7.50 per share of Class A common stock. At any time after February 4, 2007, but not after the consummation of a qualified public offering or a specified sale of the Company, any holder of the Series A convertible redeemable preferred stock had the right to require the Company to repurchase for cash any or all of the outstanding shares of the Series A convertible redeemable preferred stock at fair market value, as defined in the agreement pursuant to which the Series A convertible redeemable preferred stock was issued. The conversion right of the Series A convertible redeemable preferred stockholders combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represented an embedded derivative as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company estimated the fair value and bifurcated the embedded derivative from the host contract. At each balance sheet date, the embedded derivative was recorded at fair value, with any change in fair value recognized in current operations. The fair value of the embedded derivative was determined based on a number of assumptions including the liquidity and volatility of the Company’s common stock. As a result of the Leveraged Recapitalization, the Series A convertible redeemable preferred stock conversion right no longer exists. The fair value of the Series A convertible redeemable preferred stock conversion right was zero as of June 12, 2006, as the Leveraged Recapitalization effectively set the termination date of the conversion right to June 12, 2006, on which date the right was out of the money, and therefore had a fair value of zero. The change in fair value from March 31, 2006 was recorded as income in the period ended June 30, 2006.

Interest rate swap agreements are periodically utilized by the Company to reduce exposure to fluctuations in the interest rates on its variable rate debt. Such agreements are recorded in the condensed consolidated balance sheets at fair value. Changes in the fair value of the agreements are recorded in net income or other comprehensive income, based on whether the agreements are designated as part of the hedge transaction and whether the agreements are effective in offsetting the change in the value of the interest payments attributable to the Company’s variable rate debt.

Also as part of the Leveraged Recapitalization discussed above, the Company obtained borrowings under new senior secured credit facilities. In connection with these new facilities, the Company had interest rate swaps at June 30, 2006 that qualified as cash flow hedges (Note 6).

Recently Issued Accounting Standards—In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that entities recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on our condensed consolidated financial statements.

3.	LEVERAGED RECAPITALIZATION

On June 12, 2006, the Company consummated a series of transactions in which, among other transactions, specified shares of the Series A preferred stock were converted into Class A common stock in accordance with the existing terms of the Series A preferred stock. Also as part of the Leveraged Recapitalization, the Company repurchased all remaining outstanding shares of our Series A convertible redeemable preferred stock, and specified outstanding shares of Class A common stock, for a purchase price payable in cash. The purchase price was funded in part with proceeds of borrowings under new senior secured credit facilities obtained by the Company (Note 6). As part of the Leveraged Recapitalization, holders of the Company’s Class B common stock converted all of their outstanding shares of Class B common stock into an equal number of shares of Class A common stock (the “Class B Conversion”), and a total of 3.4 million shares of Class A common stock (the “Additional Shares”). Also as part of the Leveraged Recapitalization, certain options to purchase Class A common stock issued in connection with the Company’s acquisition by merger of Campuslink Communications Systems, Inc. (the “CCS options”) were repurchased by the Company for cash. In addition, as part of the Leveraged Recapitalization, to induce certain initial stockholders of the Company to provide the consents, approvals, waivers, releases and other agreements necessary to consummate the Leveraged Recapitalization, the Company issued and sold 690,065 shares of Class A common stock for $0.00 to these initial stockholders (the “Initial Stockholder Sale”). The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required to consummate the Leveraged Recapitalization and to pay off or refinance substantially all of the Company’s then existing debt, including its then existing senior secured credit facility and capital leases.

The Company’s board of directors approved the grant of equity-based and cash incentive awards to certain senior executives for services in connection with the Leveraged Recapitalization, and to promote the Company’s retention of the executives following the consummation of the Leveraged Recapitalization. These awards included total cash bonuses of $5.0 million, which were paid upon consummation of the Leveraged Recapitalization. If an executive’s employment with PAETEC is terminated other than as a result of death or disability, or with respect to some executives, by the executive for specified good reasons, the executive is obligated to repay 1/36th of the amount of the cash bonus for each month less than 36 full calendar months following June 2006 that the executive was not employed by PAETEC. As of June 30, 2006, the cash bonuses were being amortized over a three-year period, based on the repayment feature (see Note 13 for a description of a subsequent change to this feature). These awards also included the issuance of restricted stock units for 4.0 million shares of Class A common stock, which vest on the third anniversary of the date of grant (see Note 9).

Series A Repurchase—Under the Leveraged Recapitalization, the Series A preferred stockholders converted 50,045 outstanding shares of Series A convertible redeemable preferred stock into 6,672,638 shares of Class A common stock immediately prior to the Company’s repurchase of the remaining 83,955 outstanding shares of Series A convertible redeemable preferred stock, including accrued dividends, for cash. The total cash paid by the Company in connection with the repurchase was $205.0 million, of which $68.5 million represented the payment of accrued dividends on the converted and repurchased shares of Series A convertible redeemable preferred stock.

In accordance with Emerging Issues Task Force (“EITF”) Issue No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the repurchase of the Series A convertible redeemable preferred stock was accounted for as a redemption. As such, the excess of fair value of the consideration transferred to the holders of the preferred stock over the carrying value of the Series A preferred stock in the Company’s balance sheet on the date of the repurchase of $33.8 million was subtracted from net income for the purpose of computing the net loss allocated to common stockholders and charged against paid-in-capital during the six months ended June 30, 2006.

Class A Repurchase—The Company purchased from some of the former stockholders of Campuslink Communications and some of their affiliates a total of 6,546,526 shares of Class A common stock for $56.9 million in cash, which represented a weighted average purchase price of $8.06 per share. In accordance with FASB Technical Bulleting 85-6 (“FTB No. 85-6”), Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending Against a Takeover Attempt, the total fair value of the repurchased shares on

June 12, 2006 of $45.7 million ($6.98 per share—see Fair Value of Common Stock below) was accounted for as the cost of the shares and was included in treasury stock within the Company’s total stockholders’ deficit at June 30, 2006. The cash paid in excess of the fair market value of those shares on the repurchase date of $11.3 million was charged against income as inducement expense during the six months ended June 30, 2006.

Class B Conversion—Specified Class B common stockholders agreed to cause the conversion of all 2,635,000 outstanding shares of Class B common stock into an equal number of shares of Class A common stock in accordance with the terms of the Company’s restated certificate of incorporation, and to receive a total of 3.4 million additional shares of Class A common stock. The Company determined that the fair value of the shares of Class B common stock was equal to the fair value of the Class A common stock received by the Class B shareholders, based on a number of factors. All parties to the Leveraged Recapitalization negotiated with each other and the Company to determine the various elements of the Leveraged Recapitalization. The parties each received a range of values for the shares and additional rights each gave up and/or received based on the liquidity received. Each Class B common stock had 20 to 1 voting rights over Class A common stock, which represented approximately 54% of the voting shares just prior to the Leveraged Recapitalization. Because of the Class B stockholders’ 20 to 1 voting rights inherent in their Class B securities, and the veto power contractual rights held by the Series A preferred stockholders and certain former stockholders of Campuslink Communications, the Company concluded that these three parties gave up similar rights in the Leveraged Recapitalization. The Company concluded that a complex capitalization structure, similar to the Company’s prior to the Leveraged Recapitalization, might result in a range of fair values of the Company’s common stock. Based upon these facts and circumstances, the Company concluded that the $8.70 per share value that the Class B shareholders received for their Class B shares represented fair value.

Campuslink Options—As part of the Leveraged Recapitalization, the Company purchased from some of the former stockholders or employees of Campuslink Communications options to purchase 40,568 shares of Class A common stock subject to each repurchased option. These options to purchase Class A common stock were repurchased by the Company for cash at a price of $6.38 per option. These options were originally recorded as part of the purchase price for the Company’s acquisition by merger of Campuslink Communications in 1999. In accordance with SFAS No.123(R), the excess of the repurchase price over the fair value of the options immediately before the repurchase of $0.2 million was recognized as additional compensation expense and included in leveraged recapitalization related costs in the Company’s condensed consolidated statements of operations and comprehensive income for the six month period ended June 30, 2006. The Company determined the fair value of the options immediately before the repurchase using the Black-Schools option-pricing model using the following assumptions: 1) a fair market value of the Company’s Class A common stock immediately before the repurchase of $6.98 per share (see Fair Value of Common Stock below); 2) an exercise price of $2.50 per share; 3) an expected life of 0.25 years; 4) an annualized volatility of 71%; and 5) a risk free interest rate of 4.93%.

Initial Stockholder Sale—To induce specified initial stockholders to provide the consents, approvals, waivers, releases and other agreements required to consummate the Leveraged Recapitalization, the Company issued to these initial stockholders 690,065 shares of Class A common stock for a purchase price of $0.00. The fair value of the Class A common stock at June 12, 2006 of $2.6 million was recorded as an inducement expense and included in leveraged recapitalization related costs in the Company’s condensed consolidated statements of operations and comprehensive income for the six month period ended June 30, 2006.

Fair Value of Common Stock—The Company determined the illiquid, non-marketable fair value of the Company’s Class A common stock at June 12, 2006, based upon the Company’s capitalization structure after the Leveraged Recapitalization, utilizing the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 9). This analysis used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company’s Board of Directors determined that the fair value of the Class A common stock was equal to $3.80 per share at June 12, 2006, based upon the Company’s capitalization structure after the Leveraged Recapitalization.

The Company also determined the liquid, marketable fair value of the Company’s Class A common stock at June 12, 2006, based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization, utilizing the Class A common stock price negotiated as part of the Leveraged Recapitalization. The Company assessed the reasonableness of this price by performing an internal valuation analysis similar to the periodic analysis that the Company applies to determine the fair value of its Class A common stock from time to time in connection with granting stock options to employees (Note 9). However, this analysis used the Company’s projected future cash flows, discounted at a rate that reflects the Company’s weighted average cost of capital and did not include a discount for the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers (as determined by management) within the competitive carrier industry. Based on this analysis, the Company determined that the liquid, marketable fair value of the Class A common stock based upon the Company’s capitalization structure just prior to the Leveraged Recapitalization was $6.98 per share. This price was utilized to determine the accounting impact of the Class A Repurchase, the Class B Conversion and the repurchase of the Campuslink options as these transactions were negotiated based on the undiscounted, fully liquid value of the Class A common stock.

Debt and Capital Leases—As part of the Leveraged Recapitalization, the Company incurred borrowings under new senior secured credit facilities that consist of a first lien term loan of $275.0 million, which includes a revolving credit facility of $25.0 million, and a second lien term loan of $100.0 million (see Note 6). The Company applied the proceeds from the new senior credit facilities, in part, to make some or all of the total cash payments pursuant to the Leveraged Recapitalization and to repay or refinance all outstanding principal and interest under its then-existing $100.0 million senior secured credit facility, and $18.6 million of capital leases. In addition, the Company extinguished its interest rate swaps related to the foregoing indebtedness (Note 6).

Transaction Fees—The Company incurred $9.6 million in external legal, accounting, consulting and bank fees related to the Leveraged Recapitalization. $8.7 million of these fees were direct costs incurred to acquire borrowings under the Company’s new senior secured credit facilities and were recorded as an asset at June 30, 2006. These fees will be amortized and charged to interest expense using the effective interest method over the life of the facilities. $0.9 million of these fees were direct costs incurred as a result of the Leveraged Recapitalization that were not direct costs of acquiring the senior credit facilities. These costs were included in income from operations as part of leveraged recapitalization related costs for the six-month period ended June 30, 2006.

The following table shows the Company’s cash and cash equivalents and capitalization as of March 31, 2006 and as of June 30, 2006 (after the consummation of the Leveraged Recapitalization):

	March 31, 2006	June 30, 2006
	(in thousands, except share and per share data)
Cash and cash equivalents	$52,092	$33,333

Current portion of long-term debt	$16,084	$2,873
Long-term debt	99,786	372,308

Total long-term debt, including current portion	$115,870	$375,181

Fair value of Series A convertible redeemable preferred stock conversion right	$5,282	$—

Series A convertible, redeemable preferred stock, $.01 par value, 134,000 and 0 shares authorized, issued and outstanding at March 31, 2006 and June 30, 2006, respectively ($199,515 liquidation value at March 31, 2006, inclusive of accrued dividends of $65,515)	$197,155	$—

Stockholders’ deficit:
Class A common stock, $.01 par value; 75,000,000 shares authorized, and 26,686,758 shares issued and outstanding at March 31, 2006; 100,000,000 shares authorized, 36,715,523 shares issued, and 30,168,997 shares outstanding at June 30, 2006;	267	367
Class B common stock, $.01 par value; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding at March 31, 2006; and 0 shares authorized, issued and outstanding at June 30, 2006	26	—
Treasury stock, 6,546,526 shares at cost, at June 30, 2006	—	(45,694)
Additional paid-in capital	21,518	17,162
Deferred stock-based compensation	(149)	(135)
Accumulated other comprehensive loss	—	(556)
Accumulated deficit	(62,763)	(68,577)

Total stockholders’ deficit	(41,101)	(97,433)

Total capitalization	$277,206	$277,748

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2006 and December 31, 2005 consisted of the following:

	June 30, 2006	December 31, 2005
	(in thousands)
Switches and switch-related equipment	$212,999	$196,612
Computer hardware and purchased software	46,263	42,720
Equipment	17,247	16,283
Office equipment, furniture and fixtures	14,938	14,478
Construction-in-progress	4,565	1,484
Capitalized software	—	114

	296,012	271,691
Accumulated depreciation	(133,972)	(119,697)

Property and equipment, net	$162,040	$151,994

Construction-in-progress as of June 30, 2006 and December 31, 2005 consisted primarily of costs associated with the build-out of the Company’s network switch sites. Depreciation expense for the six months ended June 30, 2006 and 2005 totaled $14.5 million and $12.6 million, respectively.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—Goodwill was $35.1 million as of June 30, 2006 and December 31, 2005. There was no change in goodwill during the six-month period ended June 30, 2006.

Other Intangible Assets—The gross carrying amount and accumulated amortization by major intangible asset category as of June 30, 2006 and December 31, 2005 were as follows:

	As of June 30, 2006			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Customer-related	$13,803	$5,692	$8,111	4 years
Technology-based	653	653	—	3 years
Capitalized software costs	983	—	983	—

Total	$15,439	$6,345	$9,094	3 years

	As of December 31, 2005			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Customer-related	$13,803	$4,078	$9,725	4 years
Technology-based	653	653	—	3 years

Total	$14,456	$4,731	$9,725	3 years

Gross intangible assets at June 30, 2006 included $1.0 million of capitalized software costs, for which there was no amortization in the 2006 six-month period. Intangible asset amortization expense for the six months ended June 30, 2006 and 2005 was $1.6 million and $1.5 million, respectively.

The Company estimates that future aggregate amortization expense related to intangible assets as of June 30, 2006 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2006 (remaining six months)	$1,613
2007	3,118
2008	2,388
2009	1,874
2010	101

Total	$9,094

6.    LONG-TERM DEBT

Long-term debt as of June 30, 2006 and December 31, 2005 consisted of the following:

	June 30, 2006	December 31, 2005
	(in thousands)
Senior secured debt, as described below	$375,000	$99,048
Capital lease agreement (Anaheim switch), payable in monthly installments of $83, including interest at 5.8%, maturing in 2009	—	2,868
Capital lease agreement (New Jersey switch), payable in monthly installments of $72, including interest at 7.3%, maturing in 2010	—	2,896
Other debt	181	7,074

Total debt	375,181	111,886
Less: current portion	(2,873)	(12,186)

Long-term debt	$372,308	$99,700

Senior Secured Debt—On February 21, 2006, the Company amended and restated its previously existing senior secured credit facility. Under this amendment and restatement, the term loan was increased to $100.0 million and the reducing revolving credit facility was reduced to $25.0 million. The outstanding principal balance of the term loan was payable in fifteen quarterly installments commencing on June 30, 2006, with a final installment payment on January 31, 2010. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the Company’s long-term debt obligations at December 31, 2005 were adjusted to reflect the terms of the February 21, 2006 amendment.

On June 12, 2006, as part of the Leveraged Recapitalization, the Company paid off its then existing senior secured credit facility and entered into two new senior secured credit facilities. The new senior secured credit facilities include a first lien credit agreement, consisting of an initial term loan commitment of $275.0 million and a revolving loan commitment of $25.0 million, and a second lien credit agreement consisting of a $100.0 million term loan commitment. The Company used the proceeds from the new senior secured credit facilities, in part, to pay some or all of the total cash required for the Leveraged Recapitalization, and to pay off the Company’s existing debt, including its existing senior secured credit facility and capital leases. In connection with the repayment of its then existing senior secured credit facility and capital leases, the Company incurred a loss on extinguishment of debt totaling approximately $5.1 million. As of June 30, 2006, the Company had $25.0 million in borrowings available under the revolving portion of the first lien credit agreement. The outstanding principal balance of the first lien term loan is payable in twenty quarterly installments commencing on September 30, 2006. Each quarterly installment payable during the period from September 30, 2006 through and including March 31, 2011 is equal to $0.7 million, with the final quarterly installment payable on June 30, 2011 equal to the remaining unpaid portion of the term loan. Under the first lien credit agreement, additional payments of principal may become due annually, based upon the Company’s level of excess cash flow as defined in the credit agreement. The first lien credit agreement also carries a fee of 0.5% on the unutilized revolving loan commitment as well as a fee equivalent to an applicable margin for each outstanding letter of credit under the agreement. The outstanding principal balance on the second lien term loan is payable in full on the June 12, 2013 maturity date. In connection with the new senior secured credit facilities, the Company incurred debt issuance costs of approximately $8.7 million. These costs were capitalized, and are being amortized over the term of the facilities using the effective interest method. The Company granted the lenders under this facility a security interest in substantially all of its assets and in the capital stock of its subsidiaries.

Amounts borrowed under the Company’s first lien term loan bear interest at the Company’s option at either the London Interbank Offered Rate (“LIBOR”) plus 3.5%, or a defined base rate plus 2.5%. The defined base rate is equal to the higher of the prime lending rate or the overnight federal funds rate plus one-half of one percent (the “Base Rate”). Amounts borrowed under the Company’s second lien term loan bear interest at the

Company’s option at either LIBOR plus 7.5%, or Base Rate plus 6.5%. At June 30, 2006, borrowing rates were 8.875% and 12.875% under the first and second lien credit agreements, respectively.

Under the Company’s new senior secured credit facilities, the Company is subject to the following financial covenants:

•	A minimum fixed charge coverage ratio; and

•	A maximum total leverage ratio.

The Company is also subject to various other restrictions under the new senior secured credit facility agreements, which affect, and in some cases significantly limit or prohibit, the Company’s ability to incur additional indebtedness. As of June 30, 2006, the Company was in compliance with all of its covenants.

Other Debt—At December 31, 2005, other debt included capital lease and vehicle note obligations. As part of the Leveraged Recapitalization, the Company paid off approximately $18.6 million in capital lease liabilities. Prior to the Leveraged Recapitalization, on April 3, 2006, the Company and one of its primary lessors amended the provisions of their Master Agreement To Lease Equipment. Under the amended terms, which changed the classification of 40 operating leases under this master agreement from operating to capital leases, the Company recorded approximately $3.1 million of additional debt and additional equipment. As a result of the subsequent payment of capital lease obligations in connection with the Leveraged Recapitalization, there were no outstanding capital lease obligations at June 30, 2006. Other debt at June 30, 2006 included the Company’s vehicle note obligations of approximately $0.2 million.

Interest Rate Swap Agreements—In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties.

Swap agreements in effect as of June 30, 2006 and December 31, 2005 were as follows:

	Notional Amount		Maturities	Strategy	Weighted Average LIBOR Rate		Fixed Rate
(in thousands)
June 30, 2006	$ $	125,000 100,000	06/30/2009 06/30/2009	Cash Flow Hedge Cash Flow Hedge	N/A1 N/A1		5.64 5.63	% %

December 31, 2005	$ $	45,000 25,000	09/30/2006 04/01/2007	Cash Flow Hedge Cash Flow Hedge	4.36 4.36	% %	2.96 4.23	% %

1	The Company entered into two new swap agreements on June 26, 2006. Since the term of the swap agreements begin on July 31, 2006, the first reset date under the swap agreement had not yet been reached by June 30, 2006. Therefore, the weighted average LIBOR rate for the period ended June 30, 2006 is not applicable.

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counter-parties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Company’s Board of Directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instruments.

In connection with the Leveraged Recapitalization, the Company extinguished the $45.0 million and $25.0 million notional amount interest rate swap agreements associated with its previously existing senior secured credit facility, and entered into two new swap agreements to hedge against the variability in cash flows associated with the interest payment on its new senior secured credit facilities. The change in the fair value of the previously existing swaps of less than $0.1 million from January 1, 2006 to June 26, 2006, the date the swaps were extinguished, was recorded in interest expense for the six month period ended June 30, 2006.

In connection with the new senior secured credit facilities entered into as part of the Leveraged Recapitalization, the Company also entered into two new interest rate swap agreements on June 26, 2006. In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, the Company designated the two new swap agreements as cash flow hedges. The Company estimates the effectiveness of the interest rate swap agreements utilizing the hypothetical derivative method. Under this method, the fair value of the actual interest rate swaps is compared to the fair value of hypothetical swap agreements that have the same critical terms as the portion of the debt being hedged. The critical terms of the interest rate swap agreements are identical to the portion of the debt being hedged as of June 30, 2006. To the extent that the agreements are not considered highly effective in offsetting the change in fair value of the interest payments being hedged, the fair value relating to the ineffective portion of such agreements and any subsequent changes in such fair value will be immediately recognized in net income as interest expense. To the extent that the swap agreements are considered highly effective but not completely effective in offsetting the change in the value of the benchmark interest payments being hedged, any changes in fair value relating to the ineffective portion of such agreements will be immediately recognized in net income as interest expense. During the six months ended June 30, 2005, the Company recorded a $1.0 million (before income taxes) out of period adjustment in the condensed consolidated statement of operations and comprehensive income to properly discontinue its hedge accounting related to its interest rate swaps.

Under hedge accounting, interest rate swap agreements are reflected at fair value in the condensed consolidated balance sheet and the related gains and losses on these agreements are recorded in stockholders’ deficit, net of applicable income taxes as accumulated other comprehensive loss. Gains and losses recorded in accumulated other comprehensive loss are reclassified into income as an adjustment to interest expense in the same periods in which the hedged transaction is recognized in income.

In performing its assessment of effectiveness of its cash flow hedges as of June 30, 2006, the Company concluded that its cash flow hedges were highly effective. At June 30, 2006, the Company’s outstanding swaps represented a liability with a fair value of $0.6 million, net of tax. Accumulated other comprehensive loss and other long-term liabilities have been adjusted based on the fair value. The adjustment to fair value from June 26, 2006 to June 30, 2006 was recorded as a component of other comprehensive (loss) income for the six months ended June 30, 2006.

7.	INCOME TAXES

The effective income tax rate for the six months ended June 30, 2006 was 53%, compared to 72% for the six months ended June 30, 2005. Excluding the $10.6 million charge in the 2005 six-month period that resulted from the change in fair value of the Series A preferred stock conversion right, the Company’s effective income tax rate would have been 38% for that period. Of the $20.1 million in charges related to the Leveraged Recapitalization, $15.0 million related to the re-acquisition of the Company’s stock. As such, these costs are non-deductible for tax purposes. Excluding the $15.0 million of charges relating to the reacquisition of the Company’s stock, as well as the $10.8 million in income that resulted from the change in the fair value of the Series A preferred stock conversion right, the Company’s effective income tax rate would have been 41% for the period. The Company expects that this rate, excluding the charges associated with the reacquisition of the Company’s stock and the impact from the change in the fair value of the Series A preferred stock conversion right, may increase in future periods if the Company is successful in expanding its profitable operations in states that have higher income tax rates.

As of June 30, 2006 the Company had approximately $131.7 million in net operating loss carryforwards (“NOLs). As a result, the Company currently only pays accrued alternative minimum taxes and state income taxes. The Company is currently assessing what impact the Leveraged Recapitalization will have on the

Company’s utilization of its NOLs, to the extent that they are subject to the limitation of Internal Revenue Code Section 382. The preliminary assessment supports the Company’s ability to utilize existing NOLs without limitation. If the final results of the assessment differ from this conclusion, a valuation allowance would be applied against those NOLs determined to be subject to limitation.

8.	CONVERTIBLE REDEEMABLE PREFERRED STOCK

As a result of the Leveraged Recapitalization, all of the Company’s convertible redeemable preferred stock was converted or redeemed. A total of 50,045 Series A convertible redeemable preferred shares were converted into Class A common stock, pursuant to the original Series A agreement. The Company paid each Series A stockholder in cash for the aggregate amount of accrued and unpaid dividends on the Series A Converted Shares. In addition, the Company purchased a total of 83,955 Series A convertible redeemable preferred shares for cash, including all unpaid dividends accrued on the Series A repurchased shares. The total cash payment for the Series A repurchased shares was $205.0 million, of which, $68.5 million represented the payment of accrued dividends on the converted and repurchased shares. The excess of fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the Company’s balance sheet was subtracted from net income for purposes of computing the net loss allocated to common stockholders, in accordance with the EITF Issue No. D-42. As such, the Company charged the amount of this excess ($33.8 million) against paid-in-capital for the six-month period ended June 30, 2006.

9.	SHARE-BASED TRANSACTIONS

Employees of the Company participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Option Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan” and, together with the 2001 Option Plan, the “Option Plans”). The 1998 Option Plan provides for the issuance of up to an aggregate of 5,300,000 shares of Class A common stock. The 1998 Option Plan was designed to create an incentive for the Company’s employees and is administered by a committee of the Company’s Board of Directors. Although the 1998 Option Plan remains in effect and options under the plan remain outstanding, the Company ceased making awards under the plan as of February 28, 2001. In March 2001, the Company adopted the 2001 Option Plan in order to enhance the Company’s ability to attract and retain the Company’s employees. The 2001 Option Plan is administered by a committee of the Company’s Board of Directors and provides for the issuance, as of June 30, 2006, of up to an aggregate of 18,700,000 shares of Class A common stock, plus (1) the number of shares of Class A common stock that were available for future awards under the 1998 Option Plan on the date immediately preceding the date the Company first made awards under the 2001 Option Plan and (2) any shares of Class A common stock that are represented by awards granted under the 1998 Option Plan or which have been assumed by the Company, which are forfeited, expire or are canceled without the delivery of shares of Class A common stock or which result in the forfeiture of shares of Class A common stock.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method and therefore has not restated prior periods’ results. Under this transition method, stock-based compensation expense is recorded for the unvested portion of previously issued awards that remain outstanding at January 1, 2006 using the same estimate of grant date fair value and the same attribution method used to determine the pro forma disclosure under SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted on or after January 1, 2006 is based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award. The Company estimated the forfeiture rate based on its historical experience since January 1, 2000. For the six months ended June 30, 2006, the total compensation expense related to the Option Plans was $1.5 million, net of a deferred income tax benefit of $0.1 million. This expense is included as part of selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.

Prior to January 1, 2006, the Company accounted for compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for

Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. When options were granted with exercise prices below fair value, compensation expense was recorded for awards of options over the period earned. However, in most cases the Company had not recognized any compensation expense in connection with option awards to employees, since the exercise price of the option on the date of grant generally approximated the fair market value of the Company’s underlying Class A common stock on that date.

Prior to the adoption of SFAS No. 123(R), the tax benefit, if any, from stock option exercises was presented as an operating cash flow. Upon adoption of SFAS No. 123(R), tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options will be classified as financing cash flows. Additionally, SFAS No. 123(R) states that any potential tax benefit associated with incentive stock options should be recognized only at the time of settlement (if those options are settled through a disqualifying disposition). Thus, the stock-based compensation expense associated with incentive stock options must be treated as a permanent difference until that time, which in turn may result in an increase to the Company’s effective income tax rate in the period granted.

The following table illustrates the effect on net income and loss per common share for the six months ended June 30, 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

Six Months Ended June 30, 2005
(in thousands, except per share data)
Net income	$3,384
Plus: Stock-based employee compensation expense included in reported net income	6
Less: Stock-based employee compensation expense determined under fair value based method for all awards	(3,077)

Net income—pro forma	$313

Basic and diluted loss per common share—as reported	$(0.14)
Basic and diluted loss per common share—pro forma	$(0.25)

The contractual term of options granted under the Option Plans is ten years. Options granted under the Option Plans prior to April 1, 2005 generally vest ratably over a four-year period, provided that the grantee remains in service during that time. Beginning with options granted during the second quarter of 2005, the Company’s option agreements prohibit exercise of these options until the Company becomes a reporting company under the Securities and Exchange Act of 1934 or any corresponding provision of any successor statute (an “SEC reporting company”) with respect to any class of its securities (the “Exercise Freeze”). If the Exercise Freeze is not earlier terminated, it will automatically expire on the date that is 31 days before the 10th anniversary of the option grant date (i.e., 31 days prior to the end of the contractual term).

The Company determines the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determined that as a private company it is not practicable to estimate the volatility of its share price, based on the Company’s low frequency of price observations. Therefore, expected volatilities are based on a volatility factor computed with the assistance of an independent third party, based upon an external peer group analysis of publicly traded companies based in the United States within a predetermined market capitalization range (“public comparables”). The analysis provides historical and implied volatilities of the public comparables and develops an estimate of constant expected volatility for the Company. The expected term for options granted prior to April 1, 2005 is 7 years. For options granted subsequent to March 31, 2005, the expected term is 9.9 years, which takes into consideration the Exercise Freeze discussed above. The risk free interest rate is based on the implied yield available at the time the options were granted on U.S. Treasury zero coupon issues with a remaining term equal to the expected term of the option. The expected dividend yield is 0% for all periods presented, based upon the Company’s historical practice of electing not to declare or pay cash dividends on its common stock.

For options granted during the six months ended June 30, 2006 and 2005, the weighted average fair value of the stock options granted, estimated on the date of grant using the Black-Scholes option-pricing model, was $2.49 and $3.86, respectively, using the following assumptions:

	Six Months Ended June 30,
	2006	2005
Expected Option Life (in years)	9.9	9.9
Risk Free Interest Rate	4.86% - 5.11%	3.86% - 4.33%
Expected Volatility	75.0%	71.24% - 77.78%
Expected Dividend Yield	—	—

A summary of activity under the Option Plans for the six months ended June 30, 2006 follows:

	Shares of Class A Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	12,612,804	$4.46
Granted	702,900	$3.05
Exercised	(37,562)	$0.40
Cancelled	(40,568)	$2.50
Forfeited	(197,061)	$4.03

Outstanding at June 30, 2006	13,040,513	$4.41	5.9	$6,575

Exercisable at June 30, 2006	10,041,178	$4.55	5.2	$4,736

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on June 30, 2006 and the exercise price, multiplied by the number of options with an exercise price lower than the Company’s stock price on June 30, 2006 (“in-the-money” options)) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised during the six months ended June 30, 2006 and 2005 was approximately $0.1 million and less than $0.1 million, respectively. The Company received less than $0.1 million of cash related to the exercise of stock options for the six months ended June 30, 2006 and 2005. Total fair value of options vested and expensed was $1.5 million, net of a deferred income tax benefit of $0.1 million, for the six months ended June 30, 2006.

The following table summarizes stock option information at June 30, 2006:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.00 - $ 3.60	7,528,676	$2.93	5,818,266	$2.99
$3.61 - $ 7.20	3,759,683	$5.75	2,470,758	$5.83
$7.21 - $12.00	1,752,154	$7.92	1,752,154	$7.92

	13,040,513	$4.41	10,041,178	$4.55

As of June 30, 2006, there was $5.7 million of total unrecognized stock-based compensation expense related to unvested stock-based compensation arrangements granted under the Company’s Option Plans. The Company expects to recognize the expense over a weighted-average period of 1.4 years.

Rescission—Following an initial public offering of common stock, the Company plans to make a rescission offer to certain employees pursuant to the securities laws of the State of California that may result in the Company repurchasing stock options previously granted to affected employees. The maximum amount of payments that the Company could make is approximately $1.8 million, which has not been recorded because the liability is not probable or estimable as of June 30, 2006 and December 31, 2005.

The Warrant Plan—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123(R) and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123(R), the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 2.84% to 6.67% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 99%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

The Warrant Plan provides for the issuance of up to 500,000 shares of Class A common stock based upon the achievement and maintenance of certain revenue goals by the Company’s independent sales agents. The Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management. Warrants issuable under the Warrant Plan vest with respect to 20% of the shares of Class A common stock subject to such warrants in the first year. Vesting with respect to the remaining 80% of the shares subject to such warrants is dependent upon the generation and maintenance of certain revenue levels by the warrant holder. Warrants are not exercisable until after the Company completes an initial public offering of the Class A common stock.

The following table summarizes information concerning outstanding and exercisable warrants as of June 30, 2006:

	Shares of Class A Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	395,666	$5.42
Granted	—
Exercised	—
Cancelled	—
Forfeited	—

Outstanding at June 30, 2006	395,666	$5.42	5.7	$73

Exercisable at June 30, 2006	—	—	—	—

There were no warrants granted during the six months ended June 30, 2006. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s stock price on June 30, 2006 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders had all warrant holders exercised their warrants on June 30, 2006. This amount will change based on the fair market value of the Company’s stock. There were no warrants exercised during the six months ended June 30, 2006. Total fair value of warrants vested and expensed was less than $0.1 million, net of tax, for the six months ended June 30, 2006.

The following table summarizes warrant information at June 30, 2006:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00 - $4.50	107,500	$3.26	—	—
$4.51 - $6.49	172,500	$5.31	—	—
$6.50 - $8.00	115,666	$7.59	—	—

	395,666	$5.42	—	—

The Executive Incentive Plan—The Company adopted the PAETEC Corp. Executive Incentive Plan on June 7, 2006 (the “Plan”), in connection with the Leveraged Recapitalization. The Plan provides for the award of stock units for up to a total of 4.0 million shares of the Company’s Class A common stock to officers of the Company and its subsidiaries, all of which were issued in connection with the Leveraged Recapitalization. No future awards will be issued under the Plan. The stock units are issued under the terms of the Plan and a stock unit agreement. The purpose of the Plan is to advance the interests of the Company and its stockholders by providing a means for executives of the Company to obtain or further a sense of proprietorship in the development and financial success of the Company. Awards under the Plan may be granted to any officer of the Company or any subsidiary thereof. The Plan will terminate on June 7, 2016. The Plan is administered by the Company’s board of directors. The board of directors has the authority to interpret the Plan, determine the terms and conditions of awards and make all other determinations required for the administration of the Plan. The board of directors may delegate its authority to a committee of directors. The board of directors may amend, suspend or terminate the Plan at any time. Without the consent of the participant or except as otherwise provided in the Plan or in the stock unit agreement, no amendment, suspension or termination of the Plan may alter or impair any rights or obligations under any outstanding award. No award may be granted after the Plan is terminated. Awards under the Plan will be made in the form of stock units. A stock unit is an award that represents a conditional right to receive shares of common stock in the future and that is subject to restrictions and a risk of forfeiture.

A participant will not be entitled to receive the shares of common stock subject to the stock units until the stock units have vested. All of the stock units will be subject to time-based vesting, and will vest on a single date with respect to 100% of the shares subject to the stock units on the first to occur of the following dates:

1. On the third anniversary of the grant date, provided executive is then in service;

2. Upon termination of service due to:

•	Death or disability

•	Termination by the Company without cause, or

•	As a result of executive’s resignation for good reason, as defined in the Plan; and

3. Immediately prior to the consummation of a Corporate Transaction as defined in the Plan.

No stock units will vest if the executive’s service is terminated before the third anniversary of the grant date:

•	By the Company for cause, or

•	As a result of executive’s resignation without good reason, unless vesting continues pursuant to the terms of such executive’s post-employment non-competition covenant, if any, with the Company.

The board of directors may accelerate vesting of an award at its discretion. A participant will not have any of the rights of a stockholder with respect to the stock units unless and until the common stock relating to the stock units has been delivered to him. The participant will, however, be entitled to receive, upon the Company’s payment of a cash dividend on outstanding common stock, a cash payment for each stock unit that the participant holds as of the record date for such dividend equal to the per-share dividend paid on the common stock.

Awards of stock units are not transferable, and until such time as the Company becomes a reporting company under the Securities Exchange Act of 1934, the participant may not sell, assign, pledge, hypothecate, transfer by gift or otherwise dispose of shares of common stock represented by the stock units and acquired under the grant, except in transfers back to the Company or transfers by will or the laws of descent and distribution, or transfers by gift or domestic relations order to family members as defined in Rule 701 under the Securities Act of 1933. The Plan provides for specified adjustments upon the occurrence of a transaction that would involve a capitalization change as defined in the Plan document.

As part of the Leveraged Recapitalization, the Company’s board of directors approved the grant of 4.0 million Class A common stock units with a fair value of $3.80, which vest at the end of a three-year period. The Company expenses the cost of the stock units, which is determined to be the fair market value of the underlying shares of the Company’s Class A common stock at the date of grant, ratably over the three-year vesting period. Outstanding stock unit awards as of June 30, 2006 and changes during the six months ended June 30, 2006 were as follows:

	Shares of Class A Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	—	—
Granted	4,000,000	$3.80
Vested	—
Cancelled	—
Forfeited	(20,000)

Outstanding at June 30, 2006	3,980,000

Vested at June 30, 2006	—

For the six months ended June 30, 2006, the total compensation expense related to The Plan was $0.2 million, net of a deferred income tax benefit of $0.1 million. This expense is incorporated as part of selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income. As of June 30, 2006, there was approximately $14.7 million unrecognized stock-based compensation expense related to nonvested stock unit awards. That cost is expected to be recognized over a weighted average period of 1.6 years.

10.	LOSS PER COMMON SHARE

In March 2004, the Financial Accounting Standards Board (FASB), ratified the consensus reached by the Emerging Issues Task Force (EITF), on EITF Issue 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 provides additional guidelines related to the calculation of earnings per share under SFAS No. 128, Earnings per Share, which includes application of the “two-class” method in computing earnings per share, identification of participating securities, and requirements for the allocation of undistributed earnings (and losses) to participating securities.

During the 2005 six-month period, the Company had 134,000 outstanding shares of Series A convertible redeemable preferred stock that met the criteria of a participating security in the calculation of basic income per common share using the “two-class” method of SFAS No. 128. Therefore, EITF 03-06 requires that earnings be allocated between common stock and the participating security. During the 2005 six-month period, basic income per common share was calculated utilizing the “two-class” method by dividing income allocated to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted income per common share was computed by dividing income allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common stock outstanding during the period. Potential common stock consisted of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of any issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted income per common share included the effect of potentially dilutive issuances of securities. Potential common stock was not included in the calculations of diluted income per common share to the extent its inclusion would be anti-dilutive.

As a result of the Leveraged Recapitalization on June 12, 2006, the Company converted or redeemed all of the outstanding shares of its Series A Convertible Redeemable Preferred Stock (Note 3). At June 30, 2006 there were no shares of Series A Convertible Redeemable Preferred Stock outstanding, and therefore the “two-class” method of computing basic income per common share is no longer applicable. As part of the Leveraged Recapitalization, the Company issued stock units under the PAETEC Corp. Executive Incentive Plan (Note 9). These stock units are excluded from the computation of basic loss per common share for the 2006 six-month period, as the time-based vesting conditions had not been satisfied as of June 30, 2006. These stock units are also excluded from the computation of diluted loss per common share for the 2006 six-month period, as the inclusion of these contingently issuable shares would be anti-dilutive. Also as part of the Leveraged Recapitalization, the Company agreed to issue to the Class B Stockholders a total of 3.4 million shares of Class A Common Stock (the “Additional Shares”). These Additional Shares are included in the computation of basic loss per common share for the 2006 six-month period, since all necessary conditions for issuance of the shares have been satisfied at June 30, 2006 (i.e. the issuance of the shares is not contingent).

The computation of basic and diluted loss per common share for the six months ended June 30, 2006 and 2005 was as follows:

	Six months ended June 30,
	2006	2005
	(in thousands, except share and per share data)
Basic and diluted loss per common share
Net (loss) income	$6,712	$3,384
Less: accretion on preferred stock	251	301
Less: cumulative preferred stock dividends	6,873	7,202
Less: redemption charge related to Series A preferred stock	33,835	—

Loss allocated to common stockholders	$(34,247)	$(4,119)

Weighted average common shares outstanding—basic	29,774,768	29,311,258

Basic and diluted loss per common share	$(1.15)	$(0.14)

For the six-month period ended June 30, 2006, a total of 480,495 shares of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method, were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

For the six-month period ended June 30, 2005, a total of 33,377,443 shares, respectively, of Class A common stock, which were issuable as of June 30, 2005 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through

December 31, 2004, were not included in the calculation of loss per common share as the effect of including these shares would have been anti-dilutive. Also for the month period ended June 30, 2005, a total of 1,435,112 shares of common stock issuable upon the assumed conversion of stock options and warrants computed based on the treasury method, were not included in the calculation of diluted loss per common share as the effect of including these shares would have been anti-dilutive.

In connection with any conversion of shares of Series A convertible redeemable preferred stock, the Company had the right to issue additional shares of Class A common stock, valued at the then-current market value of the Class A common stock (as determined in accordance with the terms of the Series A convertible redeemable preferred stock), as payment of accumulated dividends on the shares of Series A convertible redeemable preferred stock being converted. Because the Company’s then existing senior credit facility (Note 6) restricted the payment of cash dividends by the Company, in cases where such share amounts were not antidilutive, the foregoing share amounts for the six-month period ended June 30, 2005 include the additional shares of Class A common stock that the Company would have issued in payment of accumulated dividends in connection with the conversion of the Series A convertible redeemable preferred stock.

11.	COMMITMENTS & CONTINGENCIES

Purchase Commitments—At June 30, 2006, the Company had entered into agreements with vendors to purchase approximately $12.9 million of equipment and services, of which the Company expects $11.6 million to be delivered and payable in 2006, $0.8 million in 2007, $0.4 million in 2008, and $0.1 million in 2009.

Regulation—The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements—The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with these incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Litigation—The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation is inherently unpredictable; however, management believes there is no litigation asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, except for the matter described below.

MCI-WorldCom Network Services, Inc. sued the Company in an attempt to recover approximately $5.6 million in access charges that the carrier paid to the Company between October 2003 and June 2004. The challenged charges were imposed by the Company for the use of its network to route calls from end user customers of various wireless companies to the interexchange carrier for completion to its subscribers’ toll-free numbers. The carrier claimed that the access service performed by the Company in connection with these calls was unnecessary, unwanted and without justification in the Company’s applicable access tariffs. The Company denied these claims, and contended that the services it performed were legitimate, beneficial and appropriate under the Company’s tariffs, FCC rulings and other applicable authority, and that the access charges assessed were therefore properly collected and retained. The Company counterclaimed to recover approximately $2.0 million in other access charges that the interexchange carrier had withheld in connection with its dispute. In November 2005, a ruling in favor of MCI reduced the amount owed to MCI to $3.5 million. This ruling is currently under appeal, with a final resolution anticipated during the latter half of 2006. In accordance with its revenue recognition policy, the Company has delayed recognition of a portion of these disputed revenues until it is concluded that realization of that revenue is reasonably assured.

12.	ACQUISITION

American Long Lines—On February 28, 2005, the Company announced its purchase of American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region for approximately $4.3 million in cash of which approximately $2.0 million was paid at closing, approximately $2.3 million was paid during the six months ended June 30, 2006. This acquisition increased the Company’s penetration in existing Metro New York, New Jersey and Philadelphia markets.

On May 31, 2006 the purchase agreement was amended to alter the original payment schedule and payment methodology such that a $1.1 million payment made during the six months ended June 30, 2006 represented the final purchase payment under the amended agreement. Of the $4.3 million in total purchase price, approximately $1.5 million represented goodwill, which is expected to be deductible for tax purposes. Commencing on February 28, 2005, the results of operations for the American Long Lines business have been included as part of the accompanying condensed consolidated financial statements of the Company.

13.	SUBSEQUENT EVENTS

On August 14, 2006, US LEC Corp., a full-service provider of internet protocol (“IP”), data and voice solutions to businesses and enterprise organizations throughout the Eastern United States, and the Company announced that they have signed a definitive agreement to merge with PAETEC. Under the terms of the merger agreement, which was approved unanimously by the boards of directors of both companies, the Company and US LEC will become wholly-owned subsidiaries of a new publicly owned holding company (“New PAETEC”). Taking into account outstanding rights to acquire shares in the new holding company in the future, US LEC security holders will own approximately 1/3 and the Company’s security holders will own approximately 2/3 of the new holding company. Upon closing, US LEC shareholders will be entitled to receive one share in the new holding company in exchange for each share of US LEC that they currently own, and PAETEC shareholders will be entitled to receive 1.623 shares in exchange for each share of PAETEC that they currently own. Based on US LEC’s closing stock price on August 11, 2006, the total enterprise value of the new company will be approximately $1.3 billion. Upon completion of the transaction, “New PAETEC” expects to be listed on the NASDAQ Stock Market under the ticker “CLEC.” US LEC and the Company will finance the transaction through a combination of debt and cash on hand. Deutsche Bank Securities Inc., Merrill Lynch & Co. and CIT Group, Inc. have provided a full commitment for $850.0 million of financing for the transaction, which includes refinancing of both companies’ debt, US LEC’s Series A Preferred Stock and an unused $50.0 million revolver.

To induce certain senior executives to take certain actions and to enter into or consent to certain agreements related to the definitive agreement discussed above, the Company terminated the bonus agreements, including the repayment provisions set forth therein, that were executed as part of the Leveraged Recapitalization. In the termination agreement, the executives acknowledged their receipt of the full amount of the cash bonus and the discharge of the Company’s rights to the repayment provisions within the cash bonus agreement. Certain clarifying language was also added to the Executive Incentive Plan relative to specified change in control provisions. The Company will record a charge to be included in income from operations of $4.9 million during the third quarter of 2006 for the unamortized portion of the prepaid retention bonus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

US LEC Corp.

Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of US LEC Corp. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

March 3, 2006

US LEC Corp. and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31, 2005	December 31, 2004
Assets
Current Assets
Cash and cash equivalents	$30,704	$48,232
Restricted cash	67	169
Accounts receivable (net of allowance of $10,349 and $10,137 at December 31, 2005 and December 31, 2004, respectively)	49,841	60,745
Prepaid expenses and other assets	9,289	10,575

Total current assets	89,901	119,721
Property and Equipment, Net	144,350	158,617
Other Assets	18,101	19,973

Total Assets	$252,352	$298,311

Liabilities and Stockholders’ Deficiency
Current Liabilities
Accounts payable	$9,125	$13,593
Notes payable	—	980
Accrued network costs	20,252	28,730
Commissions payable	984	7,873
Accrued expenses—other	31,567	20,860
Deferred revenue	14,292	13,573
Deferred income taxes	2,792	1,507

Total current liabilities	79,012	87,116

Long-Term Debt	149,438	149,288
Other Liabilities	5,879	6,053

Commitments and Contingencies (Note 7)

Series A Mandatorily Redeemable Convertible Preferred Stock (10,000 authorized shares, 281 and 265 shares issued with redemption values of $281,167 and $264,911 at December 31, 2005 and 2004, respectively) (Note 6)	278,037	261,158

Stockholders’ Deficiency
Common stock-Class A, $.01 par value (122,925 authorized shares, 30,751 and 30,283 shares outstanding at December 31, 2005 and December 31, 2004)	307	303

Additional paid-in capital (Note 10)	93,181	92,368
Retained deficit	(353,502)	(297,975)

Total stockholders’ deficiency	(260,014)	(205,304)

Total Liabilities and Stockholders’ Deficiency	$252,352	$298,311

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2005, 2004, and 2003

(In Thousands, Except Per Share Data)

	2005	2004	2003
Revenue	$387,738	$356,181	$310,825
Network Expenses	186,924	171,292	148,699
Depreciation and Amortization	50,668	49,851	48,374
Selling, General and Administrative Expenses	148,902	139,231	126,267
Recovery of Doubtful Accounts related to WorldCom (Note 7)	—	—	(5,867)
Charge Related to Carrier Access Disputes (Note 7)	23,292	—	—

Loss from Operations	(22,048)	(4,193)	(6,648)
Other (Income) Expense
Other Income	(202)	—	(267)
Charges Related to Early Extinguishment of Debt (Note 5)	—	4,416	—
Interest Income	(1,003)	(581)	(418)
Interest Expense (Note 6)	17,805	11,734	8,577

Net Loss	(38,648)	(19,762)	(14,540)

Less: Preferred Stock Dividends (Note 6)	16,256	15,316	14,431
Less: Accretion of Preferred Stock Issuance Cost (Note 6)	623	587	553

Net Loss Attributable to Common Stockholders	$(55,527)	$(35,665)	$(29,524)

Net Loss Attributable to Common Stockholders Per Common Share (Note 11):
Basic and Diluted	$(1.83)	$(1.19)	$(1.08)

Weighted Average Number of Shares Outstanding (Note 11):
Basic and Diluted	30,399	29,927	27,392

See notes to consolidated financial statements

US LEC Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	2005	2004	2003
Operating Activities
Net loss	$(38,648)	$(19,762)	$(14,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50,668	49,851	48,374
Charges related to early extinguishment of debt	—	4,416	—
Accretion of debt	150	509	628
Accretion of lease exit costs	70	73	—
Other Income	(45)	118	255
Recovery for significant receivables, net	—	—	(5,867)
Charge related to carrier access disputes	23,292	—	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(12,260)	(12,451)	16,587
Notes receivable	(150)	—	—
Prepaid expenses and other assets	1,436	202	(1,677)
Other assets	(24)	1,522	384
Accounts payable	(289)	2,712	(1,442)
Deferred revenue	718	(473)	1,165
Accrued network costs	(8,452)	3,642	(1,864)
Customer commissions payable	(4,288)	(7,586)	10,695
Other liabilities—noncurrent	(392)	(881)	(352)
Accrued expenses—other	5,950	3,327	2,987

Net cash provided by operating activities	17,736	25,219	55,333

Investing Activities
Purchase of property and equipment	(34,954)	(33,395)	(35,767)
Businesses and assets acquired	(34)	(2,321)	(8,686)
Proceeds from insurance claim	202	—	2,256
Increase (decrease) in restricted cash	148	(8)	(5)

Net cash used in investing activities	(34,638)	(35,724)	(42,202)

Financing Activities
Issuance of common shares	—	—	9,200
Proceeds from exercise of stock options, warrants, and ESPP	817	1,458	1,312
Proceeds from issuance of subordinated notes and related warrants	—	—	350
Proceeds from long-term debt	—	149,250	—
Payments on long-term debt	—	(128,330)	(6,358)
Payments on notes payable	(980)	(1,300)	—
Payment for deferred loan fees	(463)	(5,467)	(224)

Net cash provided by (used in) financing activities	(626)	15,611	4,280

Net (Decrease) Increase in Cash and Cash Equivalents	(17,528)	5,106	17,411
Cash and Cash Equivalents, Beginning of Period	48,232	43,126	25,715

Cash and Cash Equivalents, End of Period	$30,704	$48,232	$43,126

Supplemental Cash Flow Disclosures
Cash Paid for Interest	$17,033	$7,565	$8,976

Cash Paid for Income Taxes	$—	$—	$—

Supplemental Noncash Investing and Financing Activities:
At December 31, 2005, 2004, and 2003, $3,537, $7,677 and $1,767, respectively, of property and equipment additions are included in outstanding accounts payable.
During fiscal year 2003 the Company issued approximately 2,153 shares of common stock in connection with a private placement offering and the acquisition of Fastnet.

See notes to consolidated financials statements.

US LEC Corp. and Subsidiaries

Consolidated Statements of Stockholders’ Deficiency

For the years ended December 31, 2005, 2004 and 2003

(In Thousands)

	Common Stock		Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2002	26,895	$269	—	$—	$78,526	$(232,786)	$(153,991)
Exercise of stock options and warrants	253	2			379		381
Issuance of ESPP Stock	376	4			949		953
Private Placement of Class A Common Stock	2,000	20			9,180		9,200
Shares Issued Related to Fastnet Acquisition	153	2			998		1,000
Preferred Stock Dividends						(14,431)	(14,431)
Accretion of Preferred Stock Issuance Fees						(553)	(553)
Issuance of Warrants (Note 3)					820		820
Net Loss						(14,540)	(14,540)

Balance, December 31, 2003	29,677	$297	—	$—	$90,852	$(262,310)	$(171,161)
Exercise of stock options and warrants	227	2			295		297
Issuance of ESPP Stock	379	4			1,157		1,161
Private Placement of Class A Common Stock					64		64
Preferred Stock Dividends						(15,316)	(15,316)
Accretion of Preferred Stock Issuance Fees						(587)	(587)
Net Loss						(19,762)	(19,762)

Balance, December 31, 2004	30,283	$303	—	$—	$92,368	$(297,975)	$(205,304)
Exercise of stock options	10				24		24
Issuance of ESPP Stock	458	4			789		793
Preferred Stock Dividends						(16,256)	(16,256)
Accretion of Preferred Stock Issuance Fees						(623)	(623)
Net Loss						(38,648)	(38,648)

Balance, December 31, 2005	30,751	$307	—	$—	$93,181	$(353,502)	$(260,014)

See notes to consolidated financials statements.

US LEC Corp. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(In Thousands, Except Per Share Data)

1.	ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of US LEC Corp. and its wholly owned subsidiaries (the “Company”). All significant intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 and in 1998 completed an initial public offering of its common stock.

The Company, through its subsidiaries, provides integrated voice, data and Internet services to approximately 26,000 mid-to-large-sized business customers throughout the eastern United States. The Company also provides shared Web hosting and dial-up Internet services to approximately 12,000 additional residential and small business customers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition—The Company recognizes revenue on telecommunications services in the period that the service is provided. Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists (2) services have been rendered (3) seller’s price to the buyer is fixed or determinable and (4) collectibility is reasonably assured. US LEC’s revenue is comprised of two primary components: (1) fees paid by end customers for voice, data and Internet services, and (2) carrier charges primarily including access and reciprocal compensation. End customer revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid primarily by inter-exchange carriers (‘IXCs”), competitive local exchange carriers (“CLECs”) and incumbent local exchange carriers (“ILECs”) for the origination and termination of inter-exchange toll and toll-free calls. Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier’s network. Reciprocal compensation that is earned as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on the Company’s network that originates on another carrier’s network.

Certain revenues are recorded net of amounts that are due to other parties, primarily customers pursuant to each respective telecommunications service arrangement with whom the Company is required to share related access revenue. For the years ended December 31, 2005, 2004 and 2003, revenue amounts allocated under these arrangements of $2,480, $6,466 and $29,051, respectively, are netted with gross carrier revenues in the accompanying consolidated financial statements. The Company records these arrangements on a net basis primarily because of the passage of credit risk to their participating customers. In 2005 and 2004, the amounts payable to participating customers in connection with these arrangements, and the associated contra revenue, was reduced by $4,190 and $7,500, respectively, primarily as a result of reductions in amounts collected from carriers for access revenue and related settlement costs.

When an end customer terminates its contract with the Company prior to its contractual term, the Company is entitled to collect an early termination fee from the customer. Revenues associated with early termination fees are recognized when payment is received. Revenue related to billings in advance of providing services is deferred and recognized when the services are provided.

The Company defers amounts billed for non-recurring installation costs for new contracts with end customers and with other carriers. The Company is amortizing this revenue over the average initial term of the related contracts. As of December 31, 2005 and 2004, the Company had $1,228 and $1,595, respectively, of such installation costs recorded in Deferred Revenue as a current liability on the accompanying Consolidated Balance Sheets. In addition, the Company had $997 and $1,465 as of December 31, 2005 and 2004, respectively, recorded in Other Liabilities for the non-current portion of the deferred installation revenue.

Network Expenses—The Company’s network expenses are comprised primarily of two types of charges: leased transport charges which comprised approximately 77%, 78%, and 75% of the Company’s network expenses and usage sensitive charges which comprised approximately 23%, 22% and 25% of the Company’s network expenses for the years ended December 31, 2005, 2004 and 2003, respectively. The Company’s leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect the Company’s customers to the Company-owned switch that services that customer, to connect the Company’s network and to connect to the ILEC and other carrier networks. The Company does not currently own any fiber or copper transport facilities. These facilities are leased from various providers including, in many cases, the ILEC. Usage sensitive charges are primarily comprised of charges associated with the Company’s long distance, access charges and reciprocal compensation owed to other carriers.

The Company accrues network costs based upon management’s estimate of network expenses for periods for which bills have not yet been received or paid by the Company. Management’s estimate is developed from the number of lines and facilities in service, minutes of use and contractual rates charged by each respective service provider. Subsequent adjustments to this estimate result when actual costs are billed by the service provider to the Company.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

Restricted Cash—The restricted cash balance as of December 31, 2005 and 2004 serves to secure the Company’s performance of obligations under letters of credit to support leases or as deposits in restricted use accounts. These letters of credit renew annually.

Accounts Receivable—The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers’ or carriers’ failure to make payments on amounts due to the Company. These estimates are based on a number of factors including 1) historical experience, 2) aging of trade accounts receivable, 3) amounts disputed and the nature of the dispute, 4) bankruptcy, 5) general economic, industry or business information and 6) specific information obtained by the Company on the financial condition and current credit worthiness of customers or carriers.

Deferred Customer and Network Installation Costs—The Company incurs and capitalizes certain costs in connection with the required expansion of its telecommunications network infrastructure to provide service to new customers. These costs are comprised of payments for equipment and services provided by external parties in connecting the telecommunication systems of new customers to the Company’s telecommunication platform as well as expenditures for expanding the network when customer growth requires capacity enhancements. These two types of costs are referred to as customer installation costs and network installation costs, respectively. Customer installation costs represent incremental direct costs to enhance the Company’s telecommunications network to allow the Company to provide services to new customers under contract. These costs result directly from entering into a new customer contract and would not have been incurred by the Company had a new contract not been entered into. These costs are amortized over the average initial term of open contracts, which is currently 30 months.

Network installation costs are paid to local exchange carriers and IXCs for installing circuits and trunks to insure adequate capacity on the Company’s network to serve existing and new customers. Network installation costs are amortized over 60 months, the expected useful life of the circuits and trunks that are installed.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

The estimated useful lives of the Company’s principal classes of property and equipment are as follows:

Telecommunications switching and other equipment	5 - 9 years
Office equipment, furniture and other	5 years
Leasehold improvements	The lesser of the estimated useful lives or the lease term

The Company capitalized $522 and $641 in payroll related costs during the years ended December 31, 2005 and 2004, respectively, in accordance with the AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” These costs are amortized over five years.

Long-Lived Assets—The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Determination of impairment results from a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Intangible Assets—The Company has intangible assets in the form of goodwill, customer relationships and marketing related assets. These intangible assets were initially recognized based on their fair values in connection with acquisitions. Goodwill is tested for impairment on an annual basis at the end of the fiscal year or when there are indicators that impairment of goodwill may have incurred. Customer relationships and marketing assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3-5 years at approximately $2,000 per year beginning in 2004. These intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Included in Other Assets in the accompanying consolidated balance sheets are other identifiable intangible assets (primarily customer relationship and marketing related assets) and goodwill of $4,873 and $651, and $7,309 and $651 as of December 31, 2005 and 2004, respectively.

Debt Issuance Cost—The Company capitalizes costs associated with securing long-term debt and amortizes such costs over the term of the debt agreement using the straight-line method which approximates the interest method. The Company had deferred debt issuance costs (net of accumulated amortization of $1,411 and $281) of $4,592 and $5,273 as of December 31, 2005 and 2004, respectively, recorded in other assets on the accompanying consolidated balance sheets that are being amortized over the life of the related debt agreement. (See Note 5)

Fair Value of Financial Instruments—Management believes the fair values of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivables, accounts payable, and accrued network costs approximate their carrying value. In addition, because long-term debt consists of variable rate instruments, management believes the carrying values approximate fair values.

Income Taxes—Income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected in the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not.

Concentration of Risk—The Company is exposed to concentration of credit risk principally from trade accounts receivable due from end customers and carriers. The Company’s end customers are located in the eastern United States. The Company performs ongoing credit evaluations of its end customers but does not require collateral deposits from a majority of its end customers. The Company is exposed to additional credit risk due to the fact that the Company’s most significant trade receivables are from a few large telecommunications carriers.

The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all states in which it provides local phone service.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to revenue recognition, the allowance for doubtful accounts receivable, estimated end customer contract life, the valuation of intangible assets, accrual of network costs payable to other telecommunications entities, including estimated amounts accrued for pending disputes with other carriers, income tax valuation allowance, and conclusions regarding the impairment of and the estimated useful lives of fixed assets. Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

Advertising—The Company expenses advertising costs in the period incurred. Advertising expense amounted to $3,415, $2,489 and $1,628 for 2005, 2004 and 2003, respectively.

Stock Based Compensation—The Company measures the compensation cost of its stock plans under the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”. Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

Had compensation cost for the employee stock plans been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would approximate the following proforma amounts:

	2005	2004	2003
Net loss, as reported	$(38,648)	$(19,762)	$(14,540)
Preferred dividends	(16,256)	(15,316)	(14,431)
Accretion of preferred stock issuance fees	(623)	(587)	(553)

Net loss attributable to common stockholders, as reported	(55,527)	(35,665)	(29,524)
Add: Stock-based employee compensation expense included in reported net income	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,823)	(6,357)	(8,174)

Pro forma net loss	$(57,350)	$(42,022)	$(37,698)

Weighted average shares outstanding	30,399	29,927	27,392

Net loss per share:
Basic and diluted, as reported	$(1.83)	$(1.19)	$(1.08)

Basic and diluted, pro forma	$(1.89)	$(1.40)	$(1.38)

The Company estimated the fair value for stock options using the Black-Scholes model assuming no dividend yield; volatility of 80%, an average risk-free interest rate of 4.35%, 3.63%, and 3.25% for 2005, 2004 and 2003, respectively, an expected life of 5.1, 5.1, and 5.2 years for 2005, 2004 and 2003, respectively. The weighted average remaining contractual life of stock options outstanding at December 31, 2005 was 7.6 years.

The company estimated the fair value of the Employee Stock Purchase Plan for 2005, using the Black-Scholes model assuming no dividend yield, volatility of 80%, an average risk-free interest rate of 3.72%, and an expected life of 0.5 years.

Reclassifications—Certain reclassifications have been made to 2003 and 2004 amounts to conform to the 2005 presentation.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company’s consolidated statements of income. The accounting provisions of SFAS No. 123R are effective for annual reporting periods beginning after June 15, 2005. The Company was required to adopt SFAS No. 123R on January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. See “Stock-Based Compensation” above for the pro forma net income and net income per share amounts, for fiscal 2003 through fiscal 2005, as if the Company had used a fair-value-based method similar to the methods required under SFAS No. 123R to measure compensation expense for employee stock incentive awards.

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and directors that are holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). Unless extended, the 2006 Exchange Offer will expire on March 27, 2006. Immediately following the expiration of the 2006 Exchange Offer the Company will grant new options for exchange and cancel the tendered options. Options covering a total of 4,575 shares are eligible for exchange in the offer. The exercise price of the new options will be the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the expiration date of the 2006 Exchange Offer of March 27, 2006 or later if the offer is extended.

Based on the fair market value of the Company’s stock options on March 1, 2006, unearned compensation relating to stock options as calculated using SFAS No. 123R, and in consideration of the impact of the 2006 Exchange Offer, approximates $7.2 million. This amount, which assumes that all eligible options accepted for exchange, will be amortized over 4 years beginning when the Exchange offer is completed. This unearned compensation amount does not include the impact of any subsequently issued options, and will also be impacted by changes in the market value of the Company’s stock for the five consecutive trading days immediately before the expiration date of the 2006 Exchange Offer of March 27, 2006 or later if the offer is extended.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have a material effect on the Company’s financial position or results of operations for the year ended December 31, 2005. Management does not expect it to have a material impact in the near future.

3.	ACQUISITIONS

On November 10, 2004, the Company acquired the majority of the assets of StarNet, Inc., a nationwide provider of dial-up Internet access and telephony services to Internet Service Providers (ISPs), in a transaction accounted for using the purchase method of accounting. The purchase price included $1,200 in cash and the issuance of a $980 note payable. Along with the assumption of certain liabilities and direct costs of the acquisition of $209, the total consideration was $2,389. The results of operations of StarNet have been included in the accompanying consolidated financial statements since the acquisition date. Total consideration was allocated as follows:

December 31, 2004
Current assets	$980
Current liabilities	(696)
Property and equipment	96
Identifiable intangible assets	2,009

$2,389

The identifiable intangible assets consist of customer relationship and marketing related assets that are amortizable over 3-5 years.

On December 15, 2003, the Company acquired the broadband and dial-up Internet access, co-location, and managed hosting business units of FastNet in a transaction accounted for using the purchase method of accounting. This acquisition was funded by a portion of the proceeds of the November 2003 private placement of common stock that raised $10,000. The purchase price of Fastnet included $5,906 in cash, 153 shares of Class A common stock with a fair market value of $1,000 and a $1,356 note payable, which included final post closing adjustments pursuant to the purchase agreement recorded in 2004. Along with the assumption of certain liabilities, cure payments to third party creditors of $900 and direct costs of the acquisition of $854, the total consideration was $9,960.

On January 15, 2003, the Company acquired certain assets including the ISP customers of Eagle Communications, Inc. (“Eagle”) in Georgia, Florida, North Carolina and Tennessee, and assumed certain operating liabilities in a transaction accounted for using the purchase method of accounting. The purchase price of Eagle was $3,000 consisting of $1,250 paid in cash, and $1,750 of senior subordinated notes with warrants to purchase 921 shares of the Company’s Class A common stock at an exercise price of $1.90 per share. In connection with the refinancing of its debt in 2004, the Company paid in full the $1,750 of senior subordinated notes. The Company allocated the majority of the purchase price to the acquired customer related asset and is amortizing this asset over a three year period representing the estimated period of benefit. As of December 31, 2004, there was $918 of net carrying value of this customer related asset, which is included in other assets in the accompanying consolidated balance sheets. This asset was fully amortized as of December 31, 2005.

4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, is summarized by major class as follows:

	2005	2004
Telecommunications and other equipment	$257,710	$234,524
Office equipment, furniture and other	101,596	97,079
Leasehold improvements	30,937	30,862

	390,243	362,465
Less accumulated depreciation and amortization	(245,893)	(203,848)

Total	$144,350	$158,617

5.	LONG-TERM DEBT

On September 30, 2004, the Company privately placed $150,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2009. The notes were issued at a price of 99.5% and bear interest at an annual rate of the six-month London Interbank Offered Rate (“LIBOR”) plus 8.50%. In December 2004, the Company completed an exchange of the privately placed notes for publicly registered notes with substantially identical terms (the “Notes”). Interest on the Notes is reset semi-annually and is payable on April 1 and October 1 of each year. The interest rate for the six-month period ending April 1, 2006 is approximately 12.72%. The maturity date of the Notes is October 1, 2009. The Notes are guaranteed by all of the Company’s subsidiaries and are secured on a second priority basis by substantially all of the assets of the Company and its subsidiaries, including the capital stock of the Company’s subsidiaries. Each subsidiary guarantor is 100% owned by US LEC Corp. (the “Parent”), the guarantees are full and unconditional, the guarantees are joint and several, the Parent has no independent assets, and the Parent is not restricted in obtaining funds from its subsidiaries in the form of dividends or loans.

The indenture governing the Notes contains covenants which, subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of the Company or its subsidiaries. The Company was in compliance with all such covenants as of December 31, 2005. Upon a change of control, the indenture requires the Company to make an offer to repurchase the Notes at 101% of the principal amount, plus accrued interest. The indenture allows the Company to redeem the Notes at redemption prices of 105.5%, 103.5% and 100.0% of the principal amount during the 12-month period beginning on October 1 of the years 2006, 2007 and 2008 and thereafter, respectively. Debt issuance fees associated with the Notes totaled $5,554 and are being amortized through the maturity date of October 1, 2009. Unamortized debt issuance fees related to the Notes are $4,162 as of December 31, 2005, and are included in the accompanying balance sheet in Other Assets.

The Company used a majority of the net proceeds from the sale of the Notes to repay in full $120,325 under its senior credit facility and $6,750 on its senior subordinated notes. The Company also paid $2,071 in additional interest due on the deferred portion of the senior credit facility term loan which included a $255 termination amount. The senior credit facility was terminated and all of the senior subordinated notes were retired following repayment of the outstanding indebtedness. Unamortized debt issuance fees totaling $2,375 related to the senior credit facility and the senior subordinated notes and the remaining unamortized discount on the subordinated notes of $2,041 were expensed in 2004 and are included in Charges Related to Early Extinguishment of Debt on the Consolidated Statements of Operations.

In October 2005, the Company entered into a $10,000 secured revolving credit facility. The credit facility matures in August 2009. The interest rate for any advances under the credit facility is a floating rate based, at the Company’s option, on either the lender’s prime rate plus .25% or LIBOR plus 2.25%. As of December 31, 2005, there were no advances under the credit facility. The facility is secured by a first priority security interest in substantially all of the Company’s assets, including the stock of our subsidiaries. Debt issuance fees associated with the credit facility totaled $450 and are being amortized through the maturity date in August 2009. Unamortized debt issuance fees related to the Notes are $430 as of December 31, 2005.

6.	SERIES A MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On April 11, 2000, the Company issued $200,000 of its Series A Mandatorily Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”) to affiliates of Bain Capital (“Bain”) and Thomas H. Lee Partners, L.P. (“THL”). The Series A Preferred Stock earns dividends on a cumulative basis at an annual rate of 6%, payable quarterly, and at the Company’s option, in cash or shares of Series A Preferred Stock through April 11, 2010. All such dividends through December 31, 2005 have been paid in shares of Series A Preferred Stock. In addition, the Series A Preferred Stock participates on a pro rata basis in any dividends payable to common shareholders. As of December 31, 2005, the Company had declared and accrued $81,167 in Series A Preferred Stock dividends. In the event of any liquidation, dissolution or other winding up of the affairs of the Company, the holders of Series A Preferred Stock are entitled to be paid in preference to any distribution to holders of junior securities, an amount in cash, equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

The holders of the shares of Series A Preferred Stock may convert all or a portion of their shares into shares of Class A Common Stock at a set conversion price, subject to adjustment for certain dilutive events. The initial conversion price of $35 per share has been adjusted to approximately $28 per share as of December 31, 2005 pursuant to the anti-dilution provisions of the Series A Preferred Stock. The holders of the Series A Preferred Stock may also convert all or a portion of their shares into Class A Common Stock at the then adjusted conversion price prior to April 11, 2010 in the event of a change in control. Each holder of the Series A Preferred Stock may redeem all or a portion of their Series A Preferred Stock at a price equal to 101% of $1,000 per share plus all accrued dividends on such shares after the occurrence of a change in control and for a period of 60 days following such event. Each share of the Series A Preferred Stock is entitled to one vote per share of Class A Common Stock into which it could have been converted on the record date for determination of stockholders entitled to notice of and to vote at the Company’s annual stockholders meeting. The Company may redeem all of the outstanding shares of Series A Preferred Stock, at a price equal to $1,000 per share plus all accrued and unpaid dividends on such shares, but only if the market price of a share of Class A Common Stock for 30 consecutive trading days during the 90 day period immediately preceding the date of the notice of redemption is at least 150% of the then effective conversion price and the market price of a share of Class A Common Stock on the redemption date is also at least 150% of the then effective conversion price. All outstanding shares of the Series A Preferred Stock, including the shares of Series A Preferred Stock issued as in-kind dividends, are subject to mandatory redemption on April 11, 2010.

Proceeds to the Company, net of commissions and other transaction costs, were approximately $194,000. The Company incurred $6,240 in expenses related to the issuance of the Series A Preferred Stock. The carrying amount of the Series A Preferred Stock will be accreted to its redemption amount over its life. As of December 31, 2005 and 2004, the unaccreted redemption amount was of $3,130 and $3,753, respectively.

7.	COMMITMENTS AND CONTINGENCIES

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including the Company, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of the Company. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements the Company may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. The Company anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. The Company anticipates also that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as the Company enters new markets or offers new products. Rulings adverse to the Company, adverse legislation, new regulations or changes in governmental policy on issues material to the Company could have a material adverse effect on the Company’s financial condition or results of its operations. Revenue recognized and amounts recorded as allowances for doubtful accounts in the accompanying financial statements have been determined considering the impact, if any, of the items described below. Currently, the Company is involved in several legal and regulatory proceedings including the following, which, if resolved unfavorably to the Company, could have a material adverse effect on US LEC’s results of operations, cash flow and financial position.

Disputed Access Revenues—On April 27, 2001, the Federal Communications Commission (“FCC”) released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established a benchmark rate at which a CLEC’s interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC resolved those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as noted below, do not affect the Company.

The Seventh Report and Order provides some certainty as to the Company’s right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until June 20, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on the Company continues to depend on how it is interpreted and enforced. Carrier access revenue, including revenue for traffic originating from wireless carriers’ end users, accounted for approximately 9% of the Company’s revenue for the year ended December 31, 2005. If the Seventh Report and Order is interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on the Company.

In September 2002, the Company filed a Petition for Declaratory Ruling asking the FCC to reaffirm the FCC’s prior position that access charges can be collected by local exchange carriers in connection with calls originating or terminating on the networks of wireless carriers. In the Eighth Report and Order, the FCC announced a prospective rule that confirmed a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services. In light of that decision, the Company withdrew its petition as moot.

Notwithstanding the prospective nature of the Eighth Report and Order, several IXCs continued to dispute interstate and intrastate access charges that the Company billed them for wireless traffic, with some electing to withhold current payments, in whole or in part, pending resolution of their disputes. One dispute remains in litigation. In January 2005, the Company filed suit against Qwest Communications Corporation (“Qwest”) in the U.S. District Court in North Carolina for collection of unpaid interstate and intrastate access charges. Qwest filed a counterclaim, later amended, alleging breach of contract, unjust enrichment, fraud, negligent misrepresentation and breach of North Carolina’s Unfair and Deceptive Trade Practices Act based on the Company’s billing for wireless traffic. The Company disputes carriers’ practice of withholding partial payments and, further, believes that its access billing was and remains consistent with industry practice as reflected in the FCC’s Eighth Report and Order and the Company’s tariffs. Access was provided by the Company and billing rates were based on the interstate and intrastate tarriffed rates or contracts with carriers as applicable. The Company intends to continue to defend vigorously against Qwest’s challenges to its billing of access charges and to pursue vigorously collection of unpaid access charges, however, at this time, given the uncertainties of litigation, the Company cannot predict when or how the dispute with Qwest will be resolved. In April 2005, the Company filed suit against MCI, LLC (“MCI”) to collect amounts for access charges for wireline and wireless calls. MCI filed a counterclaim alleging breach of federal and state tariff obligations and seeking a return of access charges previously paid to the Company for wireless traffic.

Prior to 2005, the Company established reserves against carrier receivables in response to disputes by IXCs related to interstate and intrastate access charges, including charges related to wireless traffic. These reserves were primarily established for billings to these carriers for periods prior to the effective date of the Eighth Report and Order in June 2004 and were based upon the Company’s assessments of collectibility at that time, including information related to the Company’s historical experience of settling access disputes with other carriers. The Company increased this reserve over the period from June 30, 2004 through September 30, 2005 based upon developing information as to the potential amount of disputed carrier traffic.

As of September 30, 2005, carriers disputing the Company’s billing of access for wireless traffic, and withholding payments for that traffic, accounted for approximately $30.0 million of the Company’s net receivable balance after the impact of the reserve balance at that date. Of the total reserve recorded at September 30, 2005 for all customer and carrier receivables in the amount of $10.9 million, $7.4 million was associated with the total receivables related to all carriers. The majority of the carrier receivable and related reserve balances at that date related to wireless carrier disputes.

Substantive settlement discussions including potential terms of settlement began with MCI in November and December 2005. As a result, the litigation with MCI, and a similar dispute with Sprint that existed as of December 31, 2005 have been resolved by agreement of the parties in February 2006. Going forward, the Company expects to receive payments from these carriers on a timely basis with no further dispute on the settled issues. After taking into account the impact of the settlements including the related cash receipt of approximately $9.0 million in the first quarter of 2006, the Company’s estimate of the resolution of the other unresolved disputes, the Company took a one-time non-cash charge of approximately $23.3 million in the fourth quarter of 2005. We believe, based on the facts known at this time that the reserves reflected on our balance sheet as of December 31, 2005 for unresolved disputes (including the Qwest matter noted above) are adequate to account for their ultimate resolution.

In addition, in light of the general conditions prevailing in the telecommunications industry, there is a risk of further delinquencies, nonpayment or bankruptcies by other telecommunications carriers that owe outstanding amounts derived from access and facility revenues we have billed. Such events, in the aggregate, could have a material adverse effect on the Company’s performance in future periods. We are unable to predict such events at this time.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to ISPs. The interpretation and enforcement of the Remand Order has been, and will likely continue to be, an important factor in the Company’s efforts to collect reciprocal compensation for ISP-bound traffic. In the Remand Order, the FCC addressed a number of important issues, including the rules under which carriers are to compensate each other for traffic terminated to ISPs and the rates applicable for ISP-bound traffic as well as traffic bound to other customers.

While the Remand Order provides greater certainty about the Company’s right to bill for traffic terminated to ISPs, the effect of the Remand Order on the Company will depend on how it is interpreted and enforced. In particular, there are uncertainties as to whether the limitations on growth of ISP traffic in the Remand Order, which was subsequently removed, will survive legal challenge.

On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It remains unclear whether, how or when the FCC will respond to the Second Remand, and how the Remand Order will be interpreted in light of the Second Remand.

On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). The decision has been appealed to the D.C. Circuit.

If the Remand Order or the Second Remand or the Core Order were to be interpreted in a manner adverse to the Company on all or any of the issues, or if the Remand Order is modified as a result of the Second Remand or other pending or new legal challenges, it could have a material adverse effect on the Company’s ability to collect reciprocal compensation for ISP-bound traffic.

In addition, the FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how the Remand Order or the Core Order will be interpreted and enforced. Although reciprocal compensation accounted for only 2% of the Company’s revenue for the year ended December 31, 2005, if the FCC were to significantly change its policy for this traffic, and if such changes were approved by the courts, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation.

Legislation—Periodically, legislation has been introduced in Congress to alter or amend the Telecom Act, which opened local telephone markets for competition and outlines many of the ground rules pursuant to which ILECs and CLECs operate with respect to each other. Additional efforts are underway to alter, amend or re-write the Telecom Act, with bills having been introduced in both the House and Senate that are aimed at further relaxing the regulation of ILECs and at creating new frameworks to govern the provision of so-called broadband services. The Company cannot predict whether or when any particular piece of legislation will become law or how the Telecom Act might be modified. The passage of legislation amending the Telecom Act could have a material adverse effect on the Company’s future operations and its future financial results.

Similarly, some ILECs have introduced legislation in various state legislatures aimed at minimizing or eliminating entirely the extent to which those ILECs are regulated by state PUCs. The Company anticipates that additional efforts will be made in the state legislatures to alter or amend the oversight of ILECs and ILEC services in those states. The Company cannot predict whether any particular piece of legislation will become law and how it will impact the provision of telecommunications in a particular state. The passage of legislation altering PUCs’ jurisdiction over ILECs in any number of states could have a material adverse effect on the Company’s future operations and its future financial results.

Interconnection Agreements with ILECs—The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC has installed a switching platform. US LEC may be required to negotiate new interconnection agreements as it enters new markets in the future. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. The Company concluded interconnection arbitrations with Verizon in 2002 in order to obtain new interconnection agreements on terms acceptable to the Company. The Company has filed new agreements in several Verizon states based on the decisions of the PUCs in those states. In February 2004, Verizon filed petitions with several state commissions asking those Commissions to arbitrate the terms of an amendment to its interconnection agreements addressing the triennial review order (“TRO”), and subsequently amended the petitions asking those Commissions to address the terms of the Triennial Review Remand Order (“TRRO”) in the arbitrations as well. Verizon has asked each Commission to consolidate arbitrations against a number of CLECs and CMRS carriers, including US LEC. The Company has received a decision in one of the TRRO arbitration cases, and is negotiating a conforming amendment with Verizon, and is awaiting the decisions of three other Commissions in the proceedings in which it actively participated. There can be no assurance that the Company will successfully negotiate, successfully arbitrate or otherwise obtain such additional agreements or amendments for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company.

Interconnection with Other Carriers—The Company anticipates that as its interconnections with various carriers increase, the issue of seeking compensation for the termination or origination of traffic whether by reciprocal arrangements, access charges or other charges will become increasingly complex. The Company does not anticipate that it will be cost effective to negotiate agreements with every carrier with which the Company exchanges originating and/or terminating traffic. The Company will make a case-by-case analysis of the cost effectiveness of committing resources to these interconnection agreements or otherwise billing and paying such carriers.

Other Litigation—We are involved, and expect to continue to be involved, in other proceedings arising out of the conduct of the Company’s business, including litigation with other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and business prospects.

Leases—The Company leases all of its administrative and switch sites under operating lease arrangements. Total rent expense on these leases amounted to $8,839, $8,721 and $8,323 in 2005, 2004 and 2003, respectively. Primarily all of the Company’s restricted cash balances as of December 31, 2005 and 2004 serves as collateral for letters of credit for some of these office leases.

Future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

2006	$8,772
2007	8,865
2008	8,845
2009	8,425
2010	4,393
Beyond	4,463

$43,763

Indemnifications—On March 31, 2001, the Company, Richard T. Aab, the Company’s Chairman, controlling shareholder at that time and the indirect controlling owner of Metacomm, and Tansukh V. Ganatra, the Company’s former Vice Chairman and Chief Executive Officer, reached an agreement in principle to effect a recapitalization of the Company and to resolve Mr. Aab’s commitment that Metacomm would fully satisfy its obligations to the Company for facilities, advances and interest. This transaction was closed on August 6, 2001. Under the agreement, the following events occurred: (1) Mr. Aab made a contribution to the capital of the Company by delivering to the Company for cancellation 2,000 shares of Class B Common Stock, (2) Mr. Aab and Mr. Ganatra converted all of the then remaining and outstanding shares of Class B Common Stock—a total of approximately 14,000 such shares were outstanding after the 2,000 shares were cancelled—into the same number of shares of Class A Common Stock. As set out in the articles of incorporation, Class B Shares that have been converted to Class A cannot be reissued (3) the Company agreed to indemnify Mr. Aab for certain adverse tax effects, if any, relating to the Company’s treatment in its balance sheet of the amount of the Metacomm obligation as a distribution to shareholder and (4) the Company agreed to indemnify Mr. Ganatra for certain adverse tax effects, if any, from the conversion of his Class B shares to Class A shares. The Company has not recorded a liability associated with these indemnifications as management has concluded that as of December 31, 2005, it is not probable that any amounts would be payable.

8.	INCOME TAXES

The reconciliation of the statutory federal income tax rate to the Company’s federal and state overall effective income tax rate is as follows:

	2005	2004	2003
Statutory federal rate	(35.00)%	(35.00)%	(35.00)%
State income taxes	—	—	—
Change in valuation allowance	34.99	35.24	33.60
Miscellaneous	0.01	(0.24)	1.40

Effective tax rate	0%	0%	0%

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:
Net operating loss carryforward	$134,597	$122,346
Accrued expenses	3,395	5,253

Deferred tax assets	137,992	127,599
Less: Valuation Allowance	(108,995)	(94,312)

Total deferred tax assets	28,997	33,287

Deferred tax liabilities:
Net deferred revenues	1,549	1,404
Depreciation and amortization	24,721	29,451
Capitalized salaries and interest	2,727	2,432

Total deferred tax liabilities	28,997	33,287

Net Deferred Taxes	$—	$—

For the years ended December 31, 2005 and 2004, a valuation allowance has been provided against the net deferred tax assets since management cannot conclude, based on the weight of available evidence, that it is more likely than not that such assets will be ultimately realized. The Company has recorded a current deferred tax liability and a non-current deferred tax asset (included in other assets), both in the amount of $2,792.

At December 31, 2005, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $316,664. Such losses begin to expire for federal and state purposes in 2017 and 2012, respectively.

9.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan under which employees can contribute up to 15% of their annual salary. For 2005, 2004, and 2003, respectively, the Company made matching contributions to the plan totaling $1,264, $527 and $487 based on 50% of the first 6% of an employee’s compensation in 2005, and 25% of the first 6% of an employee’s contribution to the plan in 2004 and 2003.

10.	STOCKHOLDERS’ DEFICIENCY

Common Stock—The holders of the Class A Common Stock are entitled to one vote per share in the election of the members of the Board of Directors.

Employee Stock Purchase Plan—In May 2000, the Company’s shareholders approved and the Company adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP provides for specified offering periods (initially the period from the effective date to December 31, 2000 and thereafter, the six month periods between January and June and July and December of each respective year) during which an eligible employee is permitted to accumulate payroll deductions in a plan account for the purchase of shares of Class A Common Stock. Substantially all employees may elect to participate in the ESPP by authorizing payroll deductions in an amount not exceeding ten percent (10%) of their compensation payable during the offering period, and not more than $25 annually. The purchase price per share will be the lower of 85% of the market value of a share as of the first day of each offering period or 85% of the market value of a share as of the last day of each offering period. The ESPP was amended in May 2005 to increase the number of shares issuable under the ESPP by 1,000. The Company is presently authorized to issue 3,000 shares of common stock under the amended ESPP of which 554 were available for issuance as of December 31, 2005. The Company issued share amounts of 247, 211, 196 and 183 shares at a purchase price of approximately $1.45, $2.06, $2.70 and $3.45 per share, respectively, which represents a 15% discount to the closing price on December 31, 2005, June 30, 2005, December 31, 2004 and June 30, 2004, respectively.

Stock Option Plan—In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the “Plan”). The Plan was amended in May 2005 to increase the number of shares issuable under the Plan by 2,000. Under the amended Plan, 7,000 shares of Class A Common Stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards of which 1,946 were available for grant at December 31, 2005. Options granted under the Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the Class A common stock on the date of grant (110% of market value for greater than 10% stockholders).

In December 2002 the Company announced a voluntary stock option exchange offer for the holders of stock options with an exercise price of $4.00 or more. Options covering a total of 3,231 shares were eligible for exchange in the offer. Immediately following the expiration of the offer on January 29, 2003, the Company accepted for exchange eligible options tendered to it for 2,857 shares of Class A common stock and canceled all of these eligible options. The Company granted the new options on August 1, 2003. The exercise price of the new options issued in the exchange was $4.06 per share, the fair value on the date the new options were granted.

A summary of the option and warrant activity is as follows:

	Options			Warrants
	Number of Shares	Weighted Average Exercise Price Per Shares	Weighted Average Fair Value at Date of Grant	Number of Warrants	Weighted Average Exercise Price Per Warrant
Balance at December 31, 2002	4,021	$9.06		2,775	$2.00

Granted at fair market value	3,853	$4.08	$2.84	947	$2.02
Exercised	(107)	$3.15		(226)	$1.96
Forfeited or cancelled	(3,165)	$10.47		—	—

Balance at December 31, 2003	4,602	$4.05		3,496	$2.01

Granted at fair market value	509	$4.27	$2.85	—	—
Exercised	(89)	$3.33		(184)	$1.90
Forfeited or cancelled	(274)	$4.01		—	—

Balance at December 31, 2004	4,748	$4.09		3,312	$2.01

Granted at fair market value	522	$2.32	$1.57	—	—
Exercised	(9)	$2.43		—	$—
Forfeited or cancelled	(358)	$4.19		—	—

Balance at December 31, 2005	4,903	$3.90		3,312	$2.01

A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding and exercisable at December 31, 2005 is as follows:

	Options Outstanding
	Range of Exercise Price	Number of Options Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number of Options Exercisable	Weighted Avg. Exercise Price
Options granted at fair market value:
	$1.74 – 2.34	543	8.8 years	$2.19	80	$2.06
	2.40 – 3.30	351	8.3 years	3.00	131	3.04
	3.41 – 3.41	333	5.4 years	3.41	333	3.41
	3.44 – 4.05	364	7.4 years	3.74	195	3.66
	4.06 – 4.06	2,561	7.6 years	4.06	2,558	4.06
	4.11 – 5.03	360	7.0 years	4.27	234	4.31
	5.19 – 7.31	384	7.6 years	5.97	200	5.89
	10.00 – 27.69	7	3.6 years	23.96	7	23.96

Total options outstanding at December 31, 2005	$1.74 – $27.69	4,903	7.6 years	$3.90	3,738	$4.05

	Warrants Outstanding
	Range of Exercise Price	Number of Warrants Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price
Warrants granted at	6.21	26	2.9 years	$6.21
fair market value	2.86	128	1.0 years	2.86
	2.06	895	3.8 years	2.06

		1,049	3.4 years	2.26
Warrants granted at less than fair market value	1.90	2,263	3.8 years	1.90

Total warrants outstanding at December 31, 2005	$1.90 – $6.21	3,312	3.6 years	$2.01

In December 2002, additional paid-in-capital was increased by $2,320 representing the portion of the $5,000 in gross proceeds received on December 31, 2002 allocated to the 2002 warrants based on the approximate fair values of the subordinated notes and the 2002 warrants. In January 2003, additional paid-in-capital was increased by $820 representing the fair value of the warrants issued to Eagle.

In February 2006 the Company announced a voluntary stock option exchange offer for current employees and directors that are holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). Unless extended, the 2006 Exchange Offer will expire on March 27, 2006. Immediately following the expiration of the 2006 Exchange Offer the Company will grant new options for exchange and cancel the tendered options. Options covering a total of 4,575 shares are eligible for exchange in the offer. The exercise price of the new options will be the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options are granted.

11.	LOSS PER SHARE

Loss per common and common equivalent share are based on net loss, after consideration of preferred stock dividends, and accretion of preferred stock issuance cost divided by the weighted average number of common shares outstanding during the period. For all periods presented all common stock equivalents comprised of options and warrants disclosed in Note 10 above, are considered anti-dilutive and are therefore excluded from the calculation of the diluted loss per share.

12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the Company’s results of operations as presented in the consolidated statements of operations by quarter for 2005 and 2004.

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenue	$93,516	$95,343	$98,824	$100,055
Network Expenses	45,784	46,597	47,680	46,863
Depreciation and Amortization	12,931	12,638	12,684	12,415
Selling, General and Administrative	35,868	36,590	37,560	38,884
Charge Related to Carrier Access Disputes (1)	—	—	—	23,292

Income (Loss) from Operations	(1,067)	(482)	900	(21,399)
Other Income	—	—	202	—
Net Interest Expense	(3,712)	(4,279)	(4,228)	(4,583)

Net Loss	(4,779)	(4,761)	(3,126)	(25,982)
Preferred Stock Dividends	3,974	4,033	4,094	4,155
Accretion of Preferred Stock Issuance Cost	152	155	157	159

Net Loss Attributable to Common Stockholders	$(8,905)	$(8,949)	$(7,377)	$(30,296)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.29)	$(0.30)	$(0.24)	$(0.99)

Weighted Average Share Outstanding:
Basic and Diluted	30,255	30,295	30,504	30,507

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenue	$85,186	$91,633	$87,262	$92,100
Network Expenses	41,450	42,322	44,016	43,504
Depreciation and Amortization	12,485	11,822	12,570	12,974
Selling, General and Administrative	32,416	36,371	32,876	37,568

Income (Loss) from Operations	(1,165)	1,118	(2,200)	(1,946)
Charges Related to Early Extinguishment of Debt	—	—	(4,416)	—
Net Interest Expense	(2,152)	(2,276)	(2,810)	(3,915)

Net Loss	(3,317)	(1,158)	(9,426)	(5,861)
Preferred Stock Dividends	3,744	3,800	3,857	3,915
Accretion of Preferred Stock Issuance Cost	143	146	148	150

Net Loss Attributable to Common Stockholders	$(7,204)	$(5,104)	$(13,431)	$(9,926)

Net Loss Attributable to Common Stockholders per Share:
Basic and Diluted	$(0.24)	$(0.17)	$(0.45)	$(0.33)

Weighted Average Share Outstanding:
Basic and Diluted	29,751	29,853	30,045	30,056

(1)	The quarter ended December 31, 2005 Loss from Operations includes the impact of carrier access disputes settlements as discussed in Note 7.

US LEC Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

(Unaudited)

	Six months ended June 30,
	2006	2005
Revenue	$209,480	$188,858
Network expenses (excluding depreciation and amortization shown below)	103,399	92,381
Depreciation and amortization	24,365	25,569
Selling, general and administrative expenses	78,138	72,457

Income (Loss) from Operations	3,578	(1,549)

Other (Income) Expense
Interest income	(624)	(473)
Interest expense	10,036	8,464

Net Loss	(5,834)	(9,540)

Less: Preferred stock dividends	8,498	8,007
Less: accretion of preferred stock issuance costs	326	307

Net Loss Attributable to Common Stockholders	$(14,658)	$(17,854)

Net Loss Attributable to Common Stockholders Per Common Share
Basic and Diluted	$(0.48)	$(0.59)

Weighted Average Number of Shares Outstanding
Basic and Diluted	30,772	30,291

See notes to condensed consolidated financial statements

US LEC Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

(In Thousands)

	(Unaudited) June 30, 2006	December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$35,392	$30,703
Restricted cash	67	67
Accounts receivable (net of allowance of $4,466 and $10,349 at June 30, 2006 and December 31, 2005, respectively)	42,136	49,841
Prepaid expenses and other assets	10,133	9,290

Total current assets	87,728	89,901
Property and Equipment, Net	135,560	144,350
Deferred income taxes	3,218	2,792
Other Assets	14,130	15,309

Total Assets	$240,636	$252,352

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable	$10,948	$9,125
Notes payable	38	—
Accrued network costs	15,416	20,252
Commissions payable	329	984
Accrued expenses—other	28,062	31,567
Deferred revenue	13,421	14,292
Deferred income taxes	3,218	2,792

Total current liabilities	71,432	79,012
Non-Current Liabilities
Long-Term Debt	149,513	149,438
Other Liabilities	5,755	5,879

Total non-current liabilities	155,268	155,317

Commitments and Contingencies

Series A Mandatorily Redeemable Convertible Preferred Stock	286,861	278,037

Stockholders’ Deficit
Common stock—Class A, $.01 par value (122,925 authorized shares, 31,106 and 30,751 shares outstanding at June 30, 2006 and December 31, 2005)	311	307
Additional paid-in capital	94,925	93,181
Accumulated deficit	(368,161)	(353,502)

Total stockholders’ deficit	(272,925)	(260,014)

Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$240,636	$252,352

See notes to condensed consolidated financial statements

US LEC Corp. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Six Months Ended June 30,
	2006	2005
Operating Activities
Net Loss	$(5,834)	$(9,540)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	24,365	25,697
Accretion of debt	75	75
Accretion of lease exit costs	85	35
Other income	50	—
Stock-based compensation expense	1,168	—

Changes in operating assets and liabilities:
Accounts receivable	7,613	(5,988)
Prepaid expenses and other assets	(984)	680
Other assets	(304)	(114)
Accounts payable	494	(1,227)
Deferred revenue	(871)	(396)
Accrued network costs	(4,743)	(2,749)
Customer commissions payable	(656)	(2,063)
Other liabilities	(431)	(343)
Accrued expenses—other	(1,735)	202

Total adjustments	24,126	13,809

Net cash provided by operating activities	18,292	4,269

Investing Activities
Purchase of property and equipment	(14,580)	(16,382)
Net assets acquired	(1)	(34)

Net cash used in investing activities	(14,581)	(16,416)

Financing Activities
Payments on Notes Payable	—	(980)
Issuance of Notes Payable	257	—
Payment of deferred loan fees	(8)	(99)
Proceeds from issuance of stock options and ESPP shares	579	458

Net cash provided by (used in) financing activities	828	(621)

Net Increase (Decrease) in Cash and Cash Equivalents	4,539	(12,768)

Cash and Cash Equivalents, Beginning of Period	30,853	48,232

Cash and Cash Equivalents, End of Period	$35,392	$35,464

Supplemental Cash Flow Disclosures
Cash Paid for Interest	$9,595	$8,077

Cash Paid for Income Taxes	$—	$—

See notes to condensed consolidated financial statements

US LEC Corp. and Subsidiaries

Condensed Consolidated Statement of Stockholders’ Deficiency

For the Six Months Ended June 30, 2006

(In Thousands)

(Unaudited)

	Class A Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2005	30,751	$307	$93,181	$(353,502)	$(260,014)
Issuance of ESPP Stock	276	$3	398		401
Unearned stock-based compensation			4,551		—
Exercise of stock options	79	1	178		179
Stock-based compensation expense			1,168		1,168
Preferred stock dividends				(8,499)	(8,499)
Accretion of preferred stock issuance costs				(326)	(326)
Net loss				(5,834)	(5,834)

Balance, June 30, 2006	31,106	$311	$94,925	$(368,161)	$(272,925)

See notes to condensed consolidated financial statements

US LEC Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

(Unaudited)

1.	Subsequent Event

On August 14, 2006, the Company announced the signing of a definitive agreement to merge with PAETEC, a privately-held supplier of communications solutions to medium and large businesses and institutions.

Under the terms of the merger agreement, which was approved unanimously by the boards of directors of both companies, PAETEC and US LEC will become wholly-owned subsidiaries of a new publicly owned holding company (“New PAETEC”). Taking into account outstanding rights to acquire shares in the new holding company in the future, US LEC security holders will own approximately 1/3 and PAETEC security holders will own approximately 2/3 of the new holding company. Upon closing, US LEC shareholders will be entitled to receive one share in the new holding company in exchange for each share of US LEC that they currently own, and PAETEC shareholders will be entitled to receive 1.623 shares in exchange for each share of PAETEC that they currently own.

US LEC and PAETEC will finance the transaction through a combination of debt and cash on hand. Deutsche Bank Securities Inc., Merrill Lynch & Co. and CIT Group, Inc. have provided a full commitment for $850,000 of financing for the transaction, which includes refinancing of both companies’ debt, US LEC’s Series A Preferred Stock and an unused $50,000 revolver.

US LEC has entered into an agreement to repurchase its outstanding Series A Preferred Stock, held by Bain Capital and Thomas H. Lee Partners LP, at a price which reflects a $30,000 discount to its accreted value (approximately $268,000 as of December 31, 2006, net of discount). The agreement is contingent on the closing of the merger with PAETEC. Upon closing, this repurchase would eliminate US LEC’s Convertible Preferred Stock due April 2010.

The transaction is subject to approval by a majority of both US LEC and PAETEC shareholders and the satisfaction of closing conditions and regulatory approvals, including receipt of financing and repurchase of US LEC’s outstanding Preferred Stock, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals by state public service commissions in the states where the combined company will operate. Bain Capital and Thomas H. Lee Partners LP, which collectively own approximately 24.9% of US LEC’s outstanding shares on a voting basis, and Madison Dearborn Partners and The Blackstone Group, which collectively own approximately 19.5% of PAETEC’s outstanding shares, have agreed to vote their respective shares in favor of the transaction. The companies expect that the transaction will close in the fourth quarter of 2006.

2.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of US LEC Corp. and its subsidiaries (“US LEC” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X promulgated by the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation for the periods indicated have been included. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, which is on file with the SEC.

3.	Significant Accounting Policies

Other than the adoption of SFAS No. 123(R) discussed below, there have been no changes to the Company’s significant accounting policies as set forth in Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2005.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to the allowance for doubtful accounts receivable, estimated end-customer contract life, accrual of network expenses payable to other telecommunications entities, income tax valuation allowance, and estimated useful lives of fixed assets. Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts or circumstances become known.

Investment in Variable Interest Entity—In the second quarter of 2006, the Company agreed to invest $2,500 in ExtreamTV, LLC (“ExtreamTV”), a Massachusetts-based company formed in January 2006 that provides video-on-demand services to the hospitality industry. US LEC’s investment in ExtreamTV is comprised of 2,500 Class B units which is equal to a 37.5% stake in ExtreamTV. Class B units receive a 6% annual preferred return and have similar voting rights as Class A units. The preferred return is paid annually and can either be paid in cash or in additional Class B units at a rate of $1.00 per unit. In addition, Class B shares are entitled to one of five positions on ExtreamTV’s Board of Directors. This seat on the Board of Directors is held by Aaron D. Cowell, Jr., US LEC’s president and chief executive officer. As of June 30, 2006, the Company had invested $1,250 in ExtreamTV with the remaining $1,250 due in July of 2006.

Under the provisions of Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN46R”), the ExtreamTV investment qualifies as a variable interest entity subject to consolidation because US LEC is the primary beneficiary. All significant intercompany accounts and transactions among consolidated entities have been eliminated. As of June 30, 2006, the Company’s condensed consolidated balance sheet included assets totaling $430, liabilities totaling $1,158, and an equity deficiency of $729 related to ExtreamTV. For the six months ended June 30, 2006, the Company recorded a net loss associated with ExtreamTV of $729.

Stock-based Compensation Expense—Prior to January 1, 2006 the Company measured the compensation cost of its stock plans under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”. Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

As of January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning this fiscal year and any unvested grants prior to the adoption of SFAS No. 123(R). In accordance with this method financial statements for prior periods have not been restated.

In February 2006 the Company announced a voluntary stock option exchange offer for current employees and eligible directors that were holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Immediately following the expiration of the 2006 Exchange Offer the Company granted new options for exchange and canceled the tendered options. Options covering a total of 4,321 shares were eligible for exchange in the offer. The Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. The exercise price of the new options was $2.08, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted. Stock-based compensation expense for the three and six months ended June 30, 2006 relating to stock options as calculated using SFAS No. 123R includes the impact of the 2006 Exchange Offer.

The Company recognizes compensation expense on a straight-line basis over the optionee’s vesting period. Total stock-based compensation expense related to the Company’s stock option plan for the three and six months ended June 30, 2006 is $319 and $966, respectively.

The Company extended the term of a fully vested employee warrant which produced incremental compensation expense for the six months ended June 30, 2006 of $52.

The summary of information relative to the Company’s stock option plan for the six months ended June 30, 2006 is as follows:

	Options
	Number of Options	Weighted Avg. Exercise Price /Option	Weighted Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2005	4,903	$3.90
Granted at FMV	4,893	$2.19
Exercised	(78)	$2.27
Forfeited or cancelled	(4,025)	$3.98

Outstanding on June 30, 2006	5,693	$2.40	9.3 years	$5,423

Exercisable on June 30, 2006	2,170	$2.58	8.8 years	$1,959

The aggregate intrinsic value of options exercised during the three months ended June 30, 2006 and 2005 was $86 thousand and $6 thousand respectively.

As of June 30, 2006 there was $3,383 of unrecognized compensation expense related to non-vested option awards that is expected to be recognized over a weighted average period of 2.5 years.

The total number of options that vested not related to the 2006 Option Exchange during the quarter ended June 30, 2006 was 167 thousand with a total fair value of $342. The total number of options that vested related to the 2006 Option Exchange during the quarter ended June 30, 2006 was 1,580 with a total net incremental fair value of $113. The weighted average grant date fair value of stock options granted not related to the 2006 Option Exchange during the quarter ended June 30, 2006 and the year ended December 31, 2005, was $1.97 and $1.65, respectively. The weighted average grant date fair value of stock options granted related to the 2006 Option Exchange during the six months ended June 30, 2006 pre-modification and post-modification was $1.45 and $1.52, respectively.

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended
Black-Schles Option Valuation Assumptions (1)	June 30, 2006	June 30, 2005
Risk-free interest rate (2)	4.28% – 5.21%	3.72% – 4.18%
Expected term (years) (3)	5.00 – 6.25	5.20 – 5.30
Volatility (4)	80.7% – 91.4%	80.0%
Dividend yield (5)	0%	0%

(1)	Forfeitures are estimated and based on historical experience.

(2)	Based on interpolation between Treasury Constant Maturity rates with maturities corresponding to the expected term of our stock options.
(3)	Represents the period of time that options granted are expected to be outstanding using the SAB 107 simplified method.
(4)	Expected stock price volatility is based on historical experience.
(5)	Assumes no dividend yield.

The Company estimated the fair value of grants under its Employee Stock Purchase Plan (the “ESPP”) for the three months ended June 30, 2006 using the Black-Scholes model assuming no dividend yield, volatility of 57.6%, an average risk-free interest rate of 4.28%, and an expected life of 0.5 years. The stock-based compensation expense related to the Company’s ESPP for the three and six months ended June 30, 2006 is $80 and $150, respectively.

Had compensation expense for the Company’s stock plans been determined consistent with the method of SFAS No. 123 for options granted as of the three and six months June 30, 2005, the Company’s net loss and net loss per share would approximate the following pro forma amounts:

	Three months ended June 30, 2005	Six months ended June 30, 2005
Net loss, as reported	$(4,761)	$(9,540)
Preferred dividends	(4,033)	(8,007)
Accretion of preferred stock issuance fees	(155)	(307)

Net loss attributable to common stockholders, as reported	$(8,949)	$(17,854)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(368)	(973)

Pro forma net loss	$(9,317)	$(18,827)

Weighted average shares outstanding	30,263	30,259

Loss per share:
Basic and diluted, as reported	$(0.30)	$(0.59)

Basic and diluted, pro forma	$(0.31)	$(0.62)

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 will be effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements, but is not yet in a position to determine the impact of the standard.

Reclassification—These financial statements reflect the reclassification of amounts for unearned compensation shown previously in equity as a separate line item to a reduction of Additional Paid-in Capital. Management believes this correction is not material.

4.	Long-Term Debt

On September 30, 2004, the Company issued $150,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2009 (the “Notes”) in a private placement to qualified institutional buyers. The Notes were issued at a price of 99.5% and bear interest at an annual rate of the six-month London Interbank Offered Rate (“LIBOR”) plus 8.50%. Interest is reset semi-annually and is payable on April 1 and October 1 of each year, beginning April 1, 2005. The interest rate for the six month period ending April 1, 2006 was 12.72%. The interest rate for the six month period ending October 1, 2006 which was set on April 1, 2006 is

13.62%. The maturity date of the Notes is October 1, 2009. The Notes are guaranteed by all of the Company’s subsidiaries and are secured on a second priority basis by substantially all of the assets of the Company and its subsidiaries, including the capital stock of the Company’s subsidiaries. The Company registered notes under the Securities Act of 1933 having terms substantially identical to the privately placed Notes and completed an exchange of the privately placed Notes for publicly registered notes in December 2004.

The indenture governing the Notes contains covenants which, subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create certain liens on the assets of the Company or its subsidiaries. Upon a change of control, the indenture requires the Company to make an offer to repurchase the Notes at 101% of the principal amount, plus accrued interest. The indenture allows the Company to redeem the Notes at redemption prices of 105.5%, 103.5% and 100.0% of the principal amount during the 12-month period beginning on October 1 of the years 2006, 2007 and 2008 and thereafter, respectively. Unamortized debt issuance fees related to the Notes are being amortized through the maturity date of October 1, 2009 and are $3,929 as of June 30, 2006.

In October 2005, the Company entered into a $10,000 secured revolving credit facility. The credit facility matures in August 2009. The interest rate for any advances under the credit facility is a floating rate based, at the Company’s option, on either the lender’s prime rate plus 0.25% or the LIBOR, plus 2.25%. As of the date of this report there were no advances under the credit facility. The facility is secured by a first priority security interest in substantially all of the Company’s assets, including the stock of our subsidiaries.

5.	Commitments and Contingencies

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including the Company, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues important to the financial and operational success of the Company. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements the Company may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. The Company anticipates that it will continue to be involved in various disputes, lawsuits, arbitrations and proceedings over these and other material issues. The Company anticipates also that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry becomes subject to a greater degree of deregulation and as the Company enters new markets or offers new products. Rulings adverse to the Company, adverse legislation, new regulations or changes in governmental policy on issues material to the Company could have a material adverse effect on the Company’s financial condition or results of its operations. Revenue recognized and amounts recorded as allowances for doubtful accounts in the accompanying financial statements have been determined considering the impact, if any, of the items described below. Currently, the Company is involved in several legal and regulatory proceedings including the following, which, if resolved unfavorably to the Company, could have a material adverse effect on US LEC’s results of operations, cash flow and financial position.

Proposed Reduction and Unification of Rates for Access, Local and ISP-bound Traffic. On July 24, 2006, the National Association of Regulatory Commissioners’ Task Force on Intercarrier Compensation filed a comprehensive proposal in the FCC open proceeding on intercarrier compensation that provides a plan to reduce and unify interstate and intrastate, originating and terminating, intercarrier compensation—both access charges and reciprocal compensation, the so-called “Missoula Plan.” The FCC has placed the Missoula Plan on public notice for comment, and the pleading cycle currently ends on November 9, 2006. Under the Missoula Plan, the

RBOCs, non-rural ILECs, CMRS providers, and CLECs like US LEC (“Track I Carriers”), rates for terminating interstate and intrastate access and reciprocal compensation traffic (including ISP-bound and VoIP traffic) would be unified in the third year of the Plan at $.0007 per minute, which is a significant reduction to the access and reciprocal compensation (non ISP-bound traffic) rates currently charged and collected by the Company. Originating interstate and intrastate access rates would also be reduced under the Plan. In addition, the interconnection architecture of the Company may be revised under the Plan, which may have an impact on its cost of interconnection facilities. The Company cannot predict the outcome of this proceeding, but if the FCC were to adopt the Missoula Plan for all traffic or otherwise change its rules on intercarrier compensation, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation (including compensation for ISP-bound traffic) and access charges and could have a material adverse effect on US LEC’s results of operations, cash flow and financial position.

Disputed Access Revenues—On April 27, 2001, the Federal Communications Commission (“FCC”) released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established a benchmark rate at which a CLECs’ interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC resolved those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as noted below, do not affect the Company.

The Seventh Report and Order provides some certainty as to the Company’s right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until June 20, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on the Company continues to depend on how it is interpreted and enforced. Carrier access revenue, including revenue for traffic originating from wireless carriers’ end users, accounted for approximately 9% of the Company’s revenue for the year ended December 31, 2005 and approximately 7% for the six months ended June 30, 2006. If the Seventh Report and Order is interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on the Company.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable by means of access charges and at what rates, and is considering adoption of the recently filed Missoula plan discussed in the Proposed Reduction and Unification of Rates for Access, Local and ISP-bound traffic. If the Missoula Plan were to be adopted, or the FCC were to otherwise change its policy concerning the ability of CLECs to recover access charges, the ability of the Company to bill and recover access charges could be adversely affected.

In September 2002, the Company filed a Petition for Declaratory Ruling asking the FCC to reaffirm the FCC’s prior position that access charges can be collected by local exchange carriers in connection with calls originating or terminating on the networks of wireless carriers. In the Eighth Report and Order, the FCC announced a prospective rule that confirmed a CLEC’s right to bill for calls from other than its own end users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in the Company’s Petition, the FCC made it clear that it had not been unreasonable for a CLEC to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services. In light of that decision, the Company withdrew its petition as moot.

Notwithstanding the prospective nature of the Eighth Report and Order, several IXCs continued to dispute interstate and intrastate access charges that the Company billed them for wireless traffic, with some electing to withhold current payments, in whole or in part, pending resolution of their disputes. Litigation that existed as of June 30, 2006 with Qwest has been resolved by agreement of the parties as of August 4, 2006. The agreements provide for a mutual release by the parties for any claims arising from the disputed billing for wireless-originated interstate and intrastate toll free traffic, and a one-time $3,000 cash payment by the Company made during the third quarter of 2006. The Company also agreed to order telecommunication services from Qwest, between August 1, 2006 and November 30, 2009 (unless US LEC meets the purchase commitment earlier), at volume levels and rates comparable to those that existed in the past with Qwest and at prices comparable to other national carriers. The Company would be subjected to substantial penalties in the event of early termination of its commitment or in the event it fails to order the agreed upon annual commitment during the term. It is not expected that the purchase commitment will require the Company to order or pay more than it otherwise would have ordered from or paid to third party carriers during this same period of time. Finally, the agreements establish a framework for prospective billing and collection of invoices for access charges from the Company to Qwest for intrastate wireless toll free traffic. Going forward, the Company expects to receive payment from Qwest on a timely basis with no further dispute on settled issues. The terms of the agreement were in accordance with the Company’s previous accounting treatment and no additional adjustments were required as a result of the agreement.

Litigation with MCI and a similar dispute with Sprint that existed as of December 31, 2005 were resolved by agreement of the parties in February 2006. The settlements resulted in a cash receipt by the Company of approximately $9,000 in the first quarter of 2006. Going forward, the Company expects to receive payments from these carriers on a timely basis with no further disputes on the settled issues.

Prior to 2005, the Company established reserves against carrier receivables in response to disputes by IXCs related to interstate and intrastate access charges, including charges related to wireless traffic. These reserves were primarily established for billings to these carriers for periods prior to the effective date of the Eighth Report and Order in June 2004 and were based upon the Company’s assessments of collectibility at that time, including information related to the Company’s historical experience of settling access disputes with other carriers. The Company took a one-time, non-cash charge of approximately $23,300 in the fourth quarter of 2005 after taking into account the impact of the settlements referenced in the prior paragraph and estimating the resolution of the other unresolved disputes. The Company increased its reserve over the period from June 30, 2004 through September 30, 2005 based upon developing information as to the potential amount of disputed carrier traffic.

We believe, based on the facts known at this time that the reserves reflected on our balance sheet as of June 30, 2006 for unresolved disputes are adequate to account for the ultimate resolution of each of the known unresolved disputes.

In light of the general conditions prevailing in the telecommunications industry, there is a risk of further delinquencies, nonpayment or bankruptcies by other telecommunications carriers that owe outstanding amounts derived from access and facility revenues we have billed. Such events, in the aggregate, could have a material adverse effect on the Company’s performance in future periods. We are unable to predict such events at this time.

The regulatory treatment of VoIP could affect the Company’s ability to collect access charges, especially to the extent that in the future VoIP becomes a more significant voice service technology in the telephone network. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP service as either a telecommunications service or an information service is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services.” Additionally, in a recent order, the FCC determined, on an interim basis, that interconnected VoIP providers would be required to contribute to the Universal Service Fund similar to other telecommunication service providers. Long distance telecommunications services that originate or terminate on the traditional telephone network are subject to access charges. The FCC is additionally considering a number of separate petitions filed by ILECs and others specifically concerning whether VoIP is subject to access charges. Our ability to collect access charges could be materially affected if the FCC determines that VoIP or some types of VoIP should not be subject to access charges to the extent any traffic upon which the Company currently, or could potentially in the future, impose access charges is VoIP. Our obligation to pay other carriers access charges for VoIP services that we provide could also be affected by the FCC’s consideration of VoIP regulatory issues. We cannot predict the outcome of the FCC’s VoIP proceedings.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to ISPs. The interpretation and enforcement of the Remand Order has been, and will likely continue to be, an important factor in the Company’s efforts to collect reciprocal compensation for ISP-bound traffic. In the Remand Order, the FCC addressed a number of important issues, including the rules under which carriers are to compensate each other for traffic terminated to ISPs and the rates applicable for ISP-bound traffic as well as traffic bound to other customers.

While the Remand Order provides greater certainty about the Company’s right to bill for traffic terminated to ISPs, the effect of the Remand Order on the Company will depend on how it is interpreted and enforced. In particular, there are uncertainties as to whether the limitations on growth of ISP traffic in the Remand Order, which was subsequently removed, will survive legal challenge.

On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It remains unclear whether, how or when the FCC will respond to the Second Remand, and how the Remand Order will be interpreted in light of the Second Remand.

On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). In a decision dated June 30, 2006, the D.C. Circuit upheld the FCC’s grant of forbearance on enforcement of the growth caps and new market rules of the Remand Order and the FCC’s denial of forbearance on enforcement of the rate caps and mirroring rules of the Remand Order. The Court’s decision allows the Company to continue to collect intercarrier compensation for ISP-bound traffic in new markets and without regard to growth caps, if permitted pursuant to the terms of its interconnection agreements.

If the Remand Order or the Second Remand or the Core Order were to be interpreted in a manner adverse to the Company on all or any of the issues, or if the Remand Order is modified as a result of the Second Remand or other pending or new legal challenges, it could have a material adverse effect on the Company’s ability to collect intercarrier compensation for ISP-bound traffic.

The FCC has an open proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how the Remand Order or the Core Order will be interpreted and enforced. Although reciprocal compensation accounted for only 2% of the Company’s revenue for the year ended December 31, 2005, if the FCC were to adopt the Missoula Plan for all traffic, and if such changes were approved by the courts, it could have an adverse impact on the Company’s ability to bill carriers for reciprocal compensation and access charges. The FCC’s resolution of the regulatory status of VoIP could affect the Company’s ability to participate in receipt or payment of reciprocal compensation for VoIP calls. The Company cannot predict the FCC’s resolution of its consideration of VoIP regulatory issues.

In a Petition for Forbearance filed with the FCC on December 20, 2004, Verizon asked the FCC to forbear Title II regulations of standalone broadband services, such as ATM, Frame Relay and similar packet-switched services. Under Section 10 of the Act, if the FCC fails to act upon a petition for forbearance within the statutory period, the petition is deemed granted. March 19, 2006 was the date on which the petition was required to be acted upon, or it would be deemed granted. On March 20, 2006, the FCC issued a Public Notice in which it announced that no action was taken on the Verizon petition and it was deemed granted. With the grant of forbearance, the services affected by the grant are no longer required to be offered under the terms, conditions and rates set forth in the tariffs on file with the FCC nor would the Title II sections of the Act that require

Verizon to offer these service at just and reasonable rates and in a non-discriminatory manner be applied to the offering of these services. The Company purchases certain of the affected services from Verizon and is in discussions with Verizon as to the impact on the current terms, conditions and rates on these services due to the grant of the petition. AT&T, BellSouth, Qwest and Sprint recently filed similar petitions for forbearance, with AT&T asking that the FCC take action on its petition within 60 days rather than waiting the statutory period available to the FCC. The FCC has quickly placed all these petitions on public notice for comment, with the pleading cycle ending on August 31, 2006. The Company anticipates that the FCC will take action on these petitions prior to the end of 2006. The Company cannot predict the impact, if any, the grant of these petitions and similar ones will have on the Company’s network expenses; however, if the rates, terms and conditions associated with the current service subject to the petition are negotiated adverse to the Company, it could have a material adverse effect on the Company.

Legislation—Periodically, legislation has been introduced in Congress to alter or amend the Telecom Act, which opened local telephone markets for competition and outlines many of the ground rules pursuant to which ILECs and CLECs operate with respect to each other. Additional efforts are underway to alter, amend or re-write the Telecom Act, with bills having been introduced in both the House and Senate that are aimed at further relaxing the regulation of ILECs and at creating new frameworks to govern the provision of so-called broadband services. The Company cannot predict whether or when any particular piece of legislation will become law or how the Telecom Act might be modified. The passage of legislation amending the Telecom Act could have a material adverse effect on the Company’s future operations and its future financial results.

Similarly, some ILECs have introduced legislation in various state legislatures aimed at minimizing or eliminating entirely the extent to which those ILECs are regulated by state PUCs. The Company anticipates that additional efforts will be made in the state legislatures to alter or amend the oversight of ILECs and ILEC services in those states. The Company cannot predict whether any particular piece of legislation will become law and how it will impact the provision of telecommunications in a particular state. The passage of legislation altering PUCs’ jurisdiction over ILECs in any number of states could have a material adverse effect on the Company’s future operations and its future financial results.

Interconnection Agreements with ILECs—The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC has installed a switching platform. US LEC may be required to negotiate new interconnection agreements as it enters new markets in the future. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. The Company concluded interconnection arbitrations with Verizon in 2002 in order to obtain new interconnection agreements on terms acceptable to the Company. The Company has filed new agreements in several Verizon states based on the decisions of the PUCs in those states. In February 2004, Verizon filed petitions with several state commissions asking those commissions to arbitrate the terms of an amendment to its interconnection agreements addressing the triennial review order (“TRO”), and subsequently amended the petitions asking those commissions to address the terms of the Triennial Review Remand Order (“TRRO”) in the arbitrations as well. Verizon has asked each commission to consolidate arbitrations against a number of CLECs and CMRS carriers, including US LEC. The Company has received a decision in each of TRRO arbitration cases in the proceedings in which it actively participated, has filed a brief in two states to have the applicable commission determine the final language of a conforming amendment with Verizon, is awaiting a decision of one commission on a petition for reconsideration filed by Verizon, and is negotiating a conforming amendment with Verizon based on the fourth commission’s order. There can be no assurance that the Company will successfully negotiate, successfully arbitrate or otherwise obtain such additional agreements or amendments for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company.

Interconnection with Other Carriers—The Company anticipates that as its interconnections with various carriers increase, the issue of seeking compensation for the termination or origination of traffic whether by reciprocal arrangements, access charges or other charges will become increasingly complex. The Company does not anticipate that it will be cost effective to negotiate agreements with every carrier with which the Company exchanges originating and/or terminating traffic. The Company will make a case-by-case analysis of the cost effectiveness of committing resources to these interconnection agreements or otherwise billing and paying such carriers.

Other Litigation—We are involved, and expect to continue to be involved, in other proceedings arising out of the conduct of the Company’s business, including litigation with other carriers, employment related lawsuits and regulatory proceedings. The results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and business prospects.

6.	Stockholders’ Deficiency

Stock Option Plan—In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the “Plan”). The Plan was amended in May 2005 to increase by 2,000 the number of shares issuable under the Plan. Under the amended Plan, 7,000 shares of Class A Common Stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards. As of June 30, 2006, 1,090 stock options were available for grant under the amended Plan. Options granted under the Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the Class A common stock on the date of grant (110% of market value for greater than 10% stockholders).

In February 2006, the Company announced a voluntary stock option exchange offer for current employees and directors holding stock options granted prior to January 1, 2006 (the “2006 Exchange Offer”). The 2006 Exchange Offer expired on March 27, 2006. Immediately following the expiration of the 2006 Exchange Offer the Company granted new options for exchange and canceled the tendered options. Options covering a total of 4,321 shares were eligible for exchange in the offer. The Company accepted for exchange eligible options tendered to it for 3,721 shares of US LEC common stock and canceled all of these eligible options. The exercise price of the new options was $2.08, the average closing price per share of US LEC’s common stock on the NASDAQ National Market for the five consecutive trading days immediately before the date the new options were granted.

Employee Stock Purchase Plan—The Company established an Employee Stock Purchase Plan (the “ESPP”) in September 2000 covering 2,000 shares of Class A Common Stock. The ESPP was amended in May 2005 to increase to 3,000 the number of shares issuable under the ESPP. Under the ESPP, employees may elect to invest up to 10% of their compensation in order to purchase shares of the Company’s Class A Common Stock at a price equal to 85% of the market value at either the beginning or end of the offering period, whichever is less. As of June 30, 2006, 278 shares were available for issuance under the ESPP.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

US LEC CORP.,

PAETEC CORP.,

WC ACQUISITION HOLDINGS CORP.,

WC ACQUISITION SUB U CORP.

AND

WC ACQUISITION SUB P CORP.

DATED AS OF AUGUST 11, 2006

AGREEMENT AND PLAN OF MERGER

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 11, 2006, by and among US LEC Corp., a Delaware corporation (“US LEC”), PAETEC Corp., a Delaware corporation (“PAETEC”), WC ACQUISITION HOLDINGS CORP., a Delaware corporation and a wholly-owned direct subsidiary of PAETEC (the “Company”), WC ACQUISITION SUB U CORP., a Delaware corporation and a wholly-owned direct subsidiary of the Company (“Merger Sub U”), and WC ACQUISITION SUB P CORP., a Delaware corporation and a wholly-owned direct subsidiary of the Company (“Merger Sub P”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of US LEC and PAETEC have deemed it advisable and fair to and in the best interests of their respective corporations and their respective stockholders that US LEC, PAETEC and the other parties engage in a business combination in order to advance their respective long-term strategic business interests; and

WHEREAS the respective Boards of Directors of US LEC, PAETEC, the Company, Merger Sub U and Merger Sub P have approved the consummation of the business combination upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Merger Sub U and Merger Sub P will merge, respectively, with and into US LEC and PAETEC, respectively, whereby, subject to the terms of Article II, each share of Class A Common Stock, par value $.01 per share, of US LEC (the “US LEC Common Stock”) will be converted into the right to receive the US LEC Merger Consideration (as defined in Section 2.1(a)) and each share of Class A Common Stock, par value $.01 per share, of PAETEC (the “PAETEC Common Stock”) will be converted into the right to receive the PAETEC Merger Consideration (as defined in Section 2.1(d)) (such transactions are referred to herein individually as the “US LEC Merger” and the “PAETEC Merger,” respectively, and collectively as the “Mergers”), as a result of which the holders of US LEC Common Stock and PAETEC Common Stock will together own all of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the “Company Common Stock”) (and the Company will, in turn, own all of the outstanding shares of Common Stock, par value $.01 per share, of the surviving corporation in the US LEC Merger (the “Surviving US LEC Common Stock”) and all of the outstanding shares of Common Stock, par value $.01 per share, of the surviving corporation in the PAETEC Merger (the “Surviving PAETEC Common Stock”));

WHEREAS, the Board of Directors of PAETEC has determined that this Agreement and the transactions contemplated hereby are in the best interests of PAETEC and its stockholders and has determined to recommend to its stockholders adoption of this Agreement and approval of the transactions contemplated hereby (the “PAETEC Stockholder Approval”); and

WHEREAS, pursuant to a Preferred Stock Repurchase Agreement, dated as of the date hereof, among the holders of the US LEC Preferred Stock (as defined in Section 3.2(b)(i)), US LEC, (for the limited purposes set forth therein) PAETEC, and (for the limited purposes set forth therein) the Former Class B Stockholders (as defined therein), attached hereto as Exhibit R-1 (the “Repurchase Agreement”), immediately prior to or as of the Effective Time (as defined in Section 1.3), US LEC shall repurchase all of the issued and outstanding US LEC Preferred Stock; and

WHEREAS, the Board of Directors of US LEC has determined that this Agreement and the transactions contemplated hereby are in the best interests of US LEC and its stockholders and has determined to recommend to its stockholders (together with the recommendation of the Board of Directors of PAETEC, the “Recommendations”) adoption of this Agreement and approval of the transactions contemplated hereby, the Company Charter Amendment (as defined in Section 1.7(a)) and the New Equity Plan (as defined in Section 5.11(e)) (the “US LEC Stockholder Approval”); and

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WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the parties’ willingness to enter into this Agreement, (a) certain stockholders of US LEC have entered into the Repurchase Agreement, pursuant to which, among other things, each such stockholder has agreed with US LEC and PAETEC, subject to the terms and conditions set forth in the Repurchase Agreement, to vote in favor of the US LEC Stockholder Approval matters (the “US LEC Voting Agreements”) and (b) certain stockholders of PAETEC have entered into the voting agreements attached hereto as Exhibit R-2 (the “PAETEC Voting Agreements”) pursuant to which each such stockholder has agreed with PAETEC and US LEC, subject to the terms and conditions set forth therein, to vote in favor of the PAETEC Stockholder Approval matters; and

WHEREAS, for United States federal income tax purposes, it is intended that the US LEC Merger together with the PAETEC Merger shall qualify as an integrated series of transfers to which Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), shall apply;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGERS

SECTION 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the US LEC Effective Time (as defined in Section 1.3), Merger Sub U shall be merged with and into US LEC in accordance with Section 251 of the DGCL. In the US LEC Merger, US LEC shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of US LEC and Merger Sub U in accordance with the DGCL (the “US LEC Surviving Corporation”), and the separate corporate existence of Merger Sub U shall cease. As a result of the US LEC Merger, US LEC shall become a wholly-owned direct subsidiary of the Company.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the PAETEC Effective Time (as defined in Section 1.3), Merger Sub P shall be merged with and into PAETEC in accordance with Section 251 of the DGCL. In the PAETEC Merger, PAETEC shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of PAETEC and Merger Sub P in accordance with the DGCL (the “PAETEC Surviving Corporation”), and the separate corporate existence of Merger Sub P shall cease. As a result of the PAETEC Merger, PAETEC shall become a wholly-owned direct subsidiary of the Company.

SECTION 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., New York time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York 10036-6522, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.3 Effective Time of the US LEC Merger and the PAETEC Merger. Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, US LEC shall cause the US LEC Merger to be consummated by filing a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “US LEC Certificate of Merger”) with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL and

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PAETEC shall cause the PAETEC Merger to be consummated by filing a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “PAETEC Certificate of Merger”) with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL. The US LEC Merger shall become effective at such time as the US LEC Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date or time as US LEC and PAETEC shall agree and specify in the US LEC Certificate of Merger, which date shall be not more than 90 days after the date the US LEC Certificate of Merger is received for filing (the time the US LEC Merger becomes effective being hereinafter referred to as the “US LEC Effective Time”) and the PAETEC Merger shall become effective at such time as the PAETEC Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date or time as US LEC and PAETEC shall agree and specify in the PAETEC Certificate of Merger, which date shall be not more than 90 days after the date the PAETEC Certificate of Merger is received for filing (the time the PAETEC Merger becomes effective being hereinafter referred to as the “PAETEC Effective Time”). The parties shall cause the PAETEC Effective Time and the US LEC Effective Time to occur simultaneously, and such time shall hereinafter be referred to as the “Effective Time.”

SECTION 1.4 Effects of the Mergers. At the US LEC Effective Time, the US LEC Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. At the PAETEC Effective Time, the PAETEC Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. PAETEC and its subsidiaries hereby disclaim any intent to subject themselves to any ongoing liabilities or obligations under any agreement to which US LEC or any of its subsidiaries is a party, except as may occur by operation of law as a result of the Mergers.

SECTION 1.5 Organizational Documents of US LEC, PAETEC and the Company.

(a) At the US LEC Effective Time, (i) the certificate of incorporation of US LEC, as in effect immediately prior to the US LEC Effective Time, shall be the certificate of incorporation of the US LEC Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Laws (as defined in Section 3.1(g)(ii)) and (ii) the by-laws of US LEC, as in effect immediately prior to the US LEC Effective Time, shall be the by-laws of the US LEC Surviving Corporation until thereafter changed or amended as provided therein, in the certificate of incorporation of the US LEC Surviving Corporation or by Applicable Laws.

(b) At the PAETEC Effective Time, (i) the certificate of incorporation of PAETEC, as in effect immediately prior to the PAETEC Effective Time, shall be the certificate of incorporation of the PAETEC Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Laws and (ii) the by-laws of PAETEC, as in effect immediately prior to the PAETEC Effective Time, shall be the by-laws of the PAETEC Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of the PAETEC Surviving Corporation or by Applicable Laws.

SECTION 1.6 Directors and Officers of the US LEC Surviving Corporation and the PAETEC Surviving Corporation.

(a) The directors of US LEC at the US LEC Effective Time shall, from and after the US LEC Effective Time, be the directors of the US LEC Surviving Corporation until their successors have been duly elected or appointed and qualified.

(b) The officers of US LEC at the US LEC Effective Time shall, from and after the US LEC Effective Time, continue to be the officers of the US LEC Surviving Corporation until their successors have been duly elected or appointed and qualified.

(c) The directors of PAETEC at the PAETEC Effective Time shall, from and after the PAETEC Effective Time, be the directors of the PAETEC Surviving Corporation until their successors have been duly elected or appointed and qualified.

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(d) The officers of PAETEC at the PAETEC Effective Time shall, from and after the PAETEC Effective Time, continue to be the officers of the PAETEC Surviving Corporation until their successors have been duly elected or appointed and qualified.

SECTION 1.7 Governance of the Company.

(a) PAETEC and the Company shall take all appropriate action so that, immediately prior to the Effective Time, subject to US LEC obtaining such vote of its stockholders as shall be necessary to approve the Company Charter (as defined in this Section 1.7(a)) (such matter, the “Company Charter Amendment”), (i) the certificate of incorporation of the Company shall be in the form attached as Exhibit 1.7(a)-1 hereto (the “Company Charter”) and (ii) the by-laws of the Company shall be in the form attached as Exhibit 1.7(a)-2 hereto (the “Company By-Laws”).

(b) The Company shall cause Mr. Arunas A. Chesonis to be appointed as the Chairman of the Board and Chief Executive Officer of the Company, Mr. Richard T. Aab to be appointed as the Vice Chairman of the Board of the Company, and the individuals listed on Exhibit 1.7(b) hereto to be appointed to the positions with the Company set forth therein, in each case, effective as of the Effective Time. Among the responsibilities of the Vice Chairman of the Board of the Company shall be participation in all corporate governance-related matters. Except as provided in the first sentence of this Section 1.7(b), Officer (as such term is defined for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and other key management positions at the Company and, subject to Section 1.6, its Subsidiaries (as defined in Section 8.3(s)), shall be filled effective as of the Effective Time at the discretion of the Chief Executive Officer of the Company as of the Effective Time, subject to approval (i) by the Vice Chairman of the Board of the Company (which approval shall not be unreasonably withheld, delayed or conditioned) and (ii) to the extent required by Applicable Laws or the Company’s by-laws, by the Company’s Board of Directors after the Effective Time. After the Effective Time, changes in Officer and other key management positions at the Company and its Subsidiaries shall be made in accordance with Applicable Laws and the Company’s by-laws as in effect from time to time.

(c) Prior to the Effective Time, PAETEC and the Company shall cause the Company to change its name to PAETEC Communications Corp.

SECTION 1.8 Directors of the Company at the Effective Time.

(a) As of the Effective Time, the Board of Directors of the Company shall cause the number of directors that shall constitute the full Board of Directors of the Company at the Effective Time to be nine and the number of directors that shall constitute each committee of the Board of Directors of the Company in full to be at least three. Eight of the members of the Board of Directors of the Company, and the class of the Board of Directors of the Company to which each such member shall be appointed or elected, at the Effective Time shall be as provided in Exhibit 1.8 attached hereto. Prior to the Effective Time, the Board of Directors of PAETEC shall designate the ninth member of the Board of Directors of the Company to be appointed or elected as of the Effective Time pursuant to this Section 1.8(a) and, upon delivery of such designation to the Board of Directors of US LEC, Exhibit 1.8 shall be deemed amended to include the name of such designee. Such ninth member of the Board of Directors of the Company to be so designated shall qualify as an “independent director” with respect to the Company within the meaning of Rule 4200(a)(15) of the Marketplace Rules of The NASDAQ Stock Market LLC (an “Independent Director”).

(b) As of the Effective Time, and continuing until the third anniversary of the Effective Time: (i) the number of Continuing PAETEC Directors and Continuing US LEC Directors (each as defined in this Section 1.8(b)) serving on the Board of Directors of the Company shall be maintained at six and three, respectively, and the ratio of Continuing PAETEC Directors to Continuing US LEC Directors serving on each committee of the Board of Directors of the Company, other than the Continuing PAETEC Directors Committee (as defined in this Section 1.8(b)) and the Continuing US LEC Directors Committee (as defined

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in this Section 1.8(b)), shall be maintained at two to one, respectively; (ii) all vacancies on the Board of Directors of the Company or on a committee thereof created by the cessation of service of a Continuing PAETEC Director for any reason shall be filled by a nominee designated to the Board of Directors of the Company by a committee of the Board of Directors of the Company constituted solely of the Continuing PAETEC Directors (the “Continuing PAETEC Directors Committee”); and (iii) all vacancies on the Board of Directors of the Company or on a committee thereof created by the cessation of service of a Continuing US LEC Director for any reason shall be filled by a nominee designated to the Board of Directors of the Company by a committee of the Board of Directors of the Company constituted solely of the Continuing US LEC Directors (the “Continuing US LEC Directors Committee”). The terms “Continuing PAETEC Directors” and “Continuing US LEC Directors” shall for purposes of this Agreement mean, respectively, the directors of PAETEC or US LEC, as the case may be, who were appointed or designated to serve as directors of the Company as of the Effective Time pursuant to Section 1.8(a), and any other directors of the Company who take office after the Effective Time and prior to the third anniversary of the Effective Time who are nominated or designated to the Board of Directors of the Company by the Continuing PAETEC Directors Committee or the Continuing US LEC Directors Committee, as the case may be.

(c) The provisions of Sections 1.8(a) and 1.8(b) shall be incorporated into the Company By-Laws. Following the Effective Time, the provisions of Sections 1.8(a) and 1.8(b) as so incorporated shall be subject to amendment in accordance with the terms of the Company Charter and the Company By-Laws, as each may thereafter be changed and amended as provided therein or by Applicable Laws, and upon the effectiveness of the Company By-Laws, such provisions hereof shall no longer be operative and binding with respect to the Company other than as provisions of the Company By-Laws.

ARTICLE II

EFFECTS OF THE MERGERS; EXCHANGE OF CERTIFICATES

SECTION 2.1 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the US LEC Effective Time or the PAETEC Effective Time, as applicable, by virtue of the US LEC Merger or the PAETEC Merger, as applicable, and without any action on the part of any party or the holders of any shares of capital stock of any party:

(a) Conversion of US LEC Common Stock. Subject to Sections 2.1(g) and 2.1(h), each share of US LEC Common Stock issued and outstanding immediately prior to the US LEC Effective Time, other than any shares of US LEC Common Stock to be canceled pursuant to Section 2.1(b), shall be automatically converted into and become the right to receive one (the “US LEC Exchange Ratio”) fully paid and nonassessable share of Company Common Stock (the “US LEC Merger Consideration”). As a result of the US LEC Merger, at the US LEC Effective Time, each holder of a US LEC Certificate (as defined in Section 2.2(b)) shall cease to have any rights with respect thereto, except that such US LEC Certificate shall represent only the right to receive the US LEC Merger Consideration deliverable in respect of the shares of US LEC Common Stock represented by such US LEC Certificate immediately prior to the US LEC Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(g) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such US LEC Certificate in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed US LEC Certificate, Section 2.2(i)).

(b) Cancellation of Shares. Each share of US LEC Common Stock that is owned by US LEC, PAETEC or the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Merger Sub U Common Stock. Each share of Common Stock, par value $0.01 per share, of Merger Sub U issued and outstanding immediately prior to the US LEC Effective Time shall be automatically converted into one newly and validly issued, fully paid and nonassessable share of Common Stock of the US LEC Surviving Corporation.

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(d) Conversion of PAETEC Common Stock. Subject to Sections 2.1(g), 2.1(h) and 2.1(i), each share of PAETEC Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of PAETEC Common Stock to be canceled pursuant to Section 2.1(e), shall be automatically converted into and become the right to receive 1.623 (the “PAETEC Exchange Ratio”) fully paid and nonassessable shares of Company Common Stock (the “PAETEC Merger Consideration” and together with the US LEC Merger Consideration, the “Merger Consideration”). As a result of the PAETEC Merger, at the PAETEC Effective Time, each holder of a PAETEC Certificate (as defined in Section 2.2(b)) shall cease to have any rights with respect thereto, except that such PAETEC Certificate shall represent only the right to receive the PAETEC Merger Consideration deliverable in respect of the shares of PAETEC Common Stock represented by such PAETEC Certificate immediately prior to the PAETEC Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(g) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such PAETEC Certificate in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed PAETEC Certificate, Section 2.2(i)).

(e) Cancellation of Shares. Each share of PAETEC Common Stock that is owned by US LEC, PAETEC or the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f) Conversion of Merger Sub P Common Stock. Each share of Common Stock, par value $0.01 per share, of Merger Sub P issued and outstanding immediately prior to the PAETEC Effective Time shall be automatically converted into one newly and validly issued, fully paid and nonassessable share of Common Stock of the PAETEC Surviving Corporation.

(g) Fractional Shares. No fraction of a share of Company Common Stock shall be issued by virtue of the Mergers, but in lieu thereof each holder of shares of PAETEC Common Stock or US LEC Common Stock who would otherwise be entitled to a fraction of a share of Company Common Stock (after aggregating all shares of Company Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate or Certificates (as defined in Section 2.2(b)), receive from the Company an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Company Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the average of the closing prices of one share of US LEC Common Stock on the NASDAQ Global Market (“NASDAQ”) for the five consecutive trading days immediately prior to the Closing Date.

(h) Adjustments to Exchange Ratios.

(i) So as to maintain the relative proportionate interests of the holders of the PAETEC Common Stock and the US LEC Common Stock in the Company Common Stock immediately following the Effective Time intended by this Agreement as of the date hereof, the PAETEC Exchange Ratio, the PAETEC Merger Consideration, the US LEC Exchange Ratio and the US LEC Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, PAETEC Common Stock, US LEC Common Stock or Company Common Stock), reorganization, recapitalization, reclassification, combination or exchange of shares, or other similar change with respect to PAETEC Common Stock, US LEC Common Stock or Company Common Stock having a record date occurring on or after the date hereof and prior to the Effective Time.

(ii) US LEC and PAETEC agree that they will review together the trading prices in the US LEC Common Stock in the period following public announcement of the transactions contemplated by this Agreement with a view to assessing the ability of the Company Common Stock to satisfy the $5.00 per share minimum bid price requirement for initial listing of the Company Common Stock on NASDAQ (the “Minimum Trading Price Test”). If, based on such trading prices, it appears reasonably likely that

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the trading prices of the Company Common Stock would appear to fail to meet the Minimum Trading Price Test, US LEC and PAETEC will decrease both the US LEC Exchange Ratio and the PAETEC Exchange Ratio, in such a manner as shall maintain the relative proportionate interests of the holders of the PAETEC Common Stock and the US LEC Common Stock in the Company Common Stock immediately following the Effective Time intended by this Agreement as of the date hereof, so as to decrease the total number of shares of Company Common Stock to be issued in the Mergers and thereby increase the expected trading prices for the Company Common Stock to a level reasonably sufficient to meet the Minimum Trading Price Test. More than one adjustment to the US LEC Exchange Ratio and the PAETEC Exchange Ratio may be made under this Section 2.1(h)(ii). US LEC and PAETEC will determine whether any such adjustment should be made both before the mailing of the Joint Proxy Statement (as defined in Section 3.1(e)) and before the US LEC Stockholders’ Meeting (as defined in Section 5.1(b)) and the PAETEC Stockholders’ Meeting (as defined in Section 5.1(b)) are held, and may make any such adjustment even if such an adjustment would require a postponement of the US LEC Stockholders’ Meeting and the PAETEC Stockholders’ Meeting and the preparation, clearance with the SEC (as defined in Section 3.1(d)) and mailing of supplemental proxy materials.

(i) Dissenting Shares. Notwithstanding the provisions of Section 2.1(d), each share of PAETEC Common Stock issued and outstanding immediately prior to the PAETEC Effective Time and held by a holder who has not voted in favor of the PAETEC Merger or consented thereto in writing and who has demanded appraisal for such share of PAETEC Common Stock in accordance with the DGCL shall not be converted into a right to receive the PAETEC Merger Consideration to be paid with respect to such share of PAETEC Common Stock pursuant to Section 2.1(d) but shall be converted into the right to receive such consideration as may be determined to be due with respect to such share pursuant to the DGCL, unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal. If, after the PAETEC Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, such share shall be deemed to have been converted as of the PAETEC Effective Time into a right to receive the PAETEC Merger Consideration to be paid with respect to such share pursuant to Section 2.1(d). PAETEC shall give US LEC prompt notice of any demands received by PAETEC for appraisal of shares of PAETEC Common Stock, and US LEC shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of US LEC, PAETEC shall not make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 2.2 Exchange of Shares and Certificates.

(a) Exchange Agent. As of the Effective Time, the Company shall engage an institution reasonably satisfactory to US LEC and PAETEC (and US LEC’s transfer agent shall be deemed satisfactory to US LEC and PAETEC) to act as exchange agent in connection with the Mergers (the “Exchange Agent”), pursuant to an agreement reasonably satisfactory to US LEC and PAETEC. At the Effective Time, the Company shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of PAETEC Common Stock and US LEC Common Stock immediately prior to the PAETEC Effective Time and the US LEC Effective Time, respectively, certificates representing the shares of Company Common Stock issuable pursuant to Sections 2.1(a) and 2.1(d). In addition, the Company shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(g) and any dividends or distributions to which former holders of shares of PAETEC Common Stock and of US LEC Common Stock may be entitled pursuant to Section 2.2(c). All cash and certificates representing shares of Company Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, and in any event within ten business days after the Effective Time, PAETEC shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the PAETEC Effective Time or the US LEC Effective Time, as applicable, represented outstanding shares of PAETEC Common Stock (the “PAETEC Certificates”) or of US LEC Common Stock (the “US LEC Certificates” and together with the PAETEC

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Certificates, the “Certificates”), which at the PAETEC Effective Time or the US LEC Effective Time, as applicable, were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in form and substance reasonably satisfactory to US LEC and PAETEC) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing whole shares of Company Common Stock, cash in lieu of any fractional shares pursuant to Section 2.1(g) and any dividends or other distributions payable pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Company Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book entry form unless a physical certificate is requested), payment by cash or check in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.1(g) and any dividends or distributions payable pursuant to Section 2.2(c), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of PAETEC Common Stock or US LEC Common Stock which is not registered in the transfer records of PAETEC or US LEC, respectively, a certificate representing the proper number of shares of Company Common Stock may be issued to a Person (as defined in Section 8.3(q)) other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes (as defined in Section 3.1(j)(xi)) required by reason of the issuance of shares of Company Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Company that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the PAETEC Effective Time or the US LEC Effective Time, as applicable, to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(g) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(g) or Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Company Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Company in respect of Company Common Stock, the record date for which dividend or other distribution is after the Effective Time, such declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. Notwithstanding the foregoing, no dividends or other distributions with respect to shares of Company Common Stock with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(g), until such Certificate has been surrendered in accordance with this Article II. Subject to Applicable Laws, following surrender of any such Certificate, there shall be delivered to the record holder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Company Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Company Common Stock to which such holder is entitled pursuant to Section 2.1(g) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Company Common Stock. Notwithstanding any provision to the contrary in Section 2.1(a), 2.1(d) or 2.2(b), holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Company stockholders that number of whole shares of Company Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

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(d) No Further Ownership Rights in PAETEC Common Stock or US LEC Common Stock. All shares of Company Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(g) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of PAETEC Common Stock or US LEC Common Stock, as applicable, previously represented by such Certificates. After the PAETEC Effective Time and the US LEC Effective Time, the stock transfer books of PAETEC and US LEC, respectively, shall be closed and there shall be no further registration of transfers on the stock transfer books of the PAETEC Surviving Corporation or the US LEC Surviving Corporation, respectively, of the shares of PAETEC Common Stock or US LEC Common Stock, respectively, which were outstanding immediately prior to the PAETEC Effective Time or the US LEC Effective Time, respectively. If, after the PAETEC Effective Time or the US LEC Effective Time, respectively, Certificates are presented to the PAETEC Surviving Corporation or the US LEC Surviving Corporation, respectively, or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates one year after the Effective Time shall be delivered to the Company, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Company for delivery of their claim for the Merger Consideration, any cash in lieu of fractional shares of Company Common Stock pursuant to Section 2.1(g) and any dividends or distributions pursuant to Section 2.2(c).

(f) No Liability. None of the Company, PAETEC, US LEC or the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any PAETEC Certificate or US LEC Certificate shall not have been surrendered prior to seven years after the PAETEC Effective Time or the US LEC Effective Time, respectively, or immediately prior to such earlier date on which any shares of Company Common Stock, any cash in lieu of fractional shares of Company Common Stock or any dividends or distributions with respect to Company Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 8.3(f)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of the Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Company, provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of PAETEC or US LEC after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to the Company.

(h) Withholding Rights. The Company and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of PAETEC Common Stock or US LEC Common Stock immediately prior to the PAETEC Effective Time or the US LEC Effective Time, respectively, such amounts as the Company or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(i) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Company Common Stock as may be required pursuant to Section 2.1(a) or 2.1(d), cash in lieu of fractional shares pursuant to Section 2.1(g)

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and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to the Company, or a bond in such sum as the Company may reasonably direct as indemnity, against any claim that may be made against the Company or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.1 Representations and Warranties of PAETEC. Except as disclosed in the disclosure schedule dated as of the date of this Agreement and executed and delivered by PAETEC to US LEC concurrently with or prior to the execution and delivery by PAETEC of this Agreement, which shall make reference to the particular section or subsection of this Agreement to which exception is being taken (it being agreed that any information set forth in one section of such disclosure schedule shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face) (the “PAETEC Disclosure Schedule”)), PAETEC represents and warrants to US LEC as follows:

(a) Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(i) Organization, Standing and Corporate Power. PAETEC and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(l)) on PAETEC and its Subsidiaries, taken as a whole. Each of PAETEC and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other legal entity and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(ii) Charter Documents. Except as may be disclosed in the PAETEC Reports (as defined in Section 3.1(f)), PAETEC has delivered or made available to US LEC prior to the execution of this Agreement complete and correct copies of (A) the Restated Certificate of Incorporation of PAETEC (including all certificates of designation), as amended and currently in effect (the “PAETEC Charter”), and the Amended and Restated Bylaws of PAETEC, as amended and currently in effect (the “PAETEC By-Laws,” and, together with the PAETEC Charter, the “PAETEC Organizational Documents”), and (B) the articles or certificate of incorporation and bylaws or like organizational documents of each Subsidiary of PAETEC, including the Company, Merger Sub U and Merger Sub P, as amended and currently in effect (collectively, the “PAETEC Subsidiary Organizational Documents”), and each such instrument is in full force and effect. PAETEC is not in material violation of the PAETEC Organizational Documents and no Subsidiary of PAETEC is in material violation of its PAETEC Subsidiary Organizational Documents. PAETEC has made available to US LEC complete and accurate minute books of PAETEC and its Subsidiaries, except for documents with respect to consideration and/or approval of the transactions contemplated hereby.

(iii) Subsidiaries. Except as may be disclosed in the PAETEC Reports, Section 3.1(a)(iii) of the PAETEC Disclosure Schedule lists each of the Subsidiaries of PAETEC, including the name of each

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such entity, the state or jurisdiction of its incorporation or organization and PAETEC’s direct or indirect interest therein. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of PAETEC have been validly issued and are fully paid and, with respect to the corporate Subsidiaries of PAETEC, nonassessable and are owned directly or indirectly by PAETEC, free and clear of all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including preemptive and similar rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(b) Capital Structure.

(i) The authorized capital stock of PAETEC consists of 100,000,000 shares of PAETEC Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share (“PAETEC Preferred Stock”). At the close of business on August 9, 2006, (A) 30,168,997 shares of PAETEC Common Stock were issued and outstanding; (B) 6,546,526 shares of PAETEC Common Stock were held by PAETEC in its treasury; (C) no shares of PAETEC Preferred Stock were issued and outstanding; (D) warrants to purchase 355,666 shares of PAETEC Common Stock (the “PAETEC Plan Warrants”) were issued and outstanding under the PAETEC Communications, Inc. Agent Incentive Plan (the “PAETEC Agent Plan”); (E) 12,974,939 shares of PAETEC Common Stock were reserved for issuance in respect of outstanding options to acquire PAETEC Common Stock pursuant to the PAETEC 2001 Stock Option and Incentive Plan (the “PAETEC 2001 Plan”) and the PAETEC 1998 Incentive Compensation Plan (the “PAETEC 1998 Plan”) (such options are collectively referred to as the “PAETEC Plan Options”)); (F) 14,015 shares of PAETEC Common Stock were reserved for issuance in respect of outstanding options to purchase PAETEC Common Stock (in addition to the shares of PAETEC Common Stock reserved in respect of outstanding PAETEC Plan Options) (the “PAETEC Non-Plan Options”)) pursuant to the agreements set forth in Section 3.1(b)(i) of the PAETEC Disclosure Schedule (the PAETEC Plan Options and PAETEC Non-Plan Options, together with all other options to acquire shares of PAETEC Common Stock issued pursuant to the PAETEC 2001 Plan after August 9, 2006 and prior to the Effective Time, are collectively referred to as the “PAETEC Options”); (G) 4,552,834 shares of PAETEC Common Stock were reserved for issuance in respect of outstanding PAETEC Unit Awards (as defined in Section 5.11(a)(ii)) pursuant to the PAETEC Executive Incentive Plan (the “PAETEC Executive Plan” and, collectively with the PAETEC Agent Plan, the PAETEC 2001 Plan and the PAETEC 1998 Plan, the “PAETEC Stock Plans”) and the PAETEC 2001 Plan; (H) 40,000 shares of PAETEC Common Stock were reserved for issuance in respect of outstanding warrants to purchase PAETEC Common Stock (in addition to the shares of PAETEC Common Stock reserved for issuance pursuant to the PAETEC Plan Warrants) pursuant to the agreements set forth in Section 3.1(b)(i) of the PAETEC Disclosure Schedule (the “PAETEC Non-Plan Warrants” and, collectively with the PAETEC Plan Warrants, the “PAETEC Warrants”); and (I) 3,400,000 shares of PAETEC Common Stock were reserved for issuance pursuant to the Conversion and Exchange Agreement, dated as of June 8, 2006, as amended, among PAETEC and the Persons set forth on the signature pages thereof (the “Conversion Agreement” and, collectively with the PAETEC Stock Plans and the agreements evidencing the PAETEC Non-Plan Options and PAETEC Non-Plan Warrants, the “PAETEC Stock Agreements”). Each outstanding share of capital stock of PAETEC is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(ii) All shares of PAETEC Common Stock subject to issuance under the PAETEC Stock Agreements, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights.

(iii) No bonds, debentures, notes or other evidences of indebtedness having, or exercisable, convertible or exchangeable for or into other securities having, the right to vote on any matters on which stockholders of PAETEC may vote (the “PAETEC Voting Debt”) are issued or outstanding as of the date of this Agreement.

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(iv) As of August 9, 2006, except as set forth in Section 3.1(b)(i) or as may be disclosed in the PAETEC Reports, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which PAETEC or any of its Subsidiaries is a party or by which any of them is bound obligating PAETEC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, PAETEC Voting Debt or other voting securities of PAETEC or any of its Subsidiaries, or obligating PAETEC or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of PAETEC Common Stock, all outstanding PAETEC Options and PAETEC Unit Awards, all outstanding PAETEC Warrants and all outstanding shares of capital stock of each Subsidiary of PAETEC have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts (as defined in Section 8.3(c)).

(v) Except as may be disclosed in the PAETEC Reports, neither PAETEC nor any of its Subsidiaries is a party to any currently effective agreement (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or antidilutive rights with respect to any capital stock of PAETEC or any of its Subsidiaries or any securities of the type referred to in Section 3.1(b)(iv).

(vi) Other than in Subsidiaries of PAETEC, or as may be disclosed in the PAETEC Reports, as of the date hereof, neither PAETEC nor its Subsidiaries directly or indirectly beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business consistent with past practice and which are not individually or in the aggregate material to PAETEC and its Subsidiaries, taken as a whole. There are no outstanding contractual obligations of PAETEC or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of PAETEC or any other Person, other than (A) guarantees by PAETEC of any indebtedness or other obligations of any wholly-owned Subsidiary of PAETEC and (B) loans made in compliance with Applicable Laws in the ordinary course consistent with past practice to employees of PAETEC and its Subsidiaries.

(vii) Each of the Company, Merger Sub U and Merger Sub P was formed at the direction of PAETEC prior to the date hereof, solely for the purposes of effecting the Mergers and the other transactions contemplated hereby. Except as required by or provided for in this Agreement, each of the Company, Merger Sub U and Merger Sub P (A) does not hold, nor has it held, any assets, (B) does not have, nor has it incurred, any liabilities and (C) has not carried on any business activities other than in connection with the Mergers and the transactions contemplated hereby.

(viii) Neither PAETEC nor any of its Subsidiaries owns any shares of capital stock of US LEC or any of its Subsidiaries.

(ix) Each share of Company Common Stock to be issued in either the US LEC Merger or the PAETEC Merger shall be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Liens.

(c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.

(i) Authority. Each of PAETEC, the Company, Merger Sub U and Merger Sub P has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. PAETEC has all requisite corporate power and authority to enter into the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement (as defined in Section 8.3(r)), the Commitment Letter (as defined in Section 5.14(a)) and the Conversion Agreement, to perform its obligations thereunder and to

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consummate the transactions contemplated thereby. The execution and delivery of this Agreement by PAETEC, the Company, Merger Sub U and Merger Sub P, and the consummation by PAETEC, the Company, Merger Sub U and Merger Sub P of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Boards of Directors of PAETEC, the Company, Merger Sub U and Merger Sub P, and no other corporate proceedings on the part of PAETEC, the Company, Merger Sub U and Merger Sub P and, subject to compliance by PAETEC and the Company with Section 5.18, no other stockholder votes or consents are necessary under the DGCL for PAETEC, the Company, Merger Sub U and Merger Sub P to authorize this Agreement, to consummate the transactions contemplated hereby or to approve the other matters being considered by stockholders of US LEC at the US LEC Stockholders’ Meeting, other than, with respect to adoption of this Agreement and approval of the PAETEC Merger and the other transactions contemplated hereby and the approval of the other matters being considered by stockholders of US LEC at the US LEC Stockholders’ Meeting, the PAETEC Stockholder Approval and the filing of the PAETEC Certificate of Merger with the Secretary of State of the State of Delaware. The execution and delivery of the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement by PAETEC, and the consummation by PAETEC of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action on the part of PAETEC, and no other corporate proceedings on the part of PAETEC are necessary to authorize the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter or the Conversion Agreement or to consummate the transactions contemplated thereby. This Agreement has been duly executed and delivered by PAETEC, the Company, Merger Sub U and Merger Sub P. The US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement have been duly executed and delivered by PAETEC. Assuming the due authorization, execution and delivery of this Agreement by US LEC, this Agreement constitutes a legal, valid and binding obligation of each of PAETEC, the Company, Merger Sub U and Merger Sub P, enforceable against PAETEC, the Company, Merger Sub U and Merger Sub P, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law) (collectively, “Creditors’ Laws”). Assuming the due authorization, execution and delivery of the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement by the counterparties thereto, the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement constitute legal, valid and binding obligations of PAETEC enforceable against PAETEC in accordance with their terms, subject to Creditors’ Laws.

(ii) Board Approval. The Board of Directors of PAETEC has (A) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of PAETEC and its stockholders, (B) duly approved this Agreement, the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement, and duly approved the transactions contemplated hereby and thereby, which approval has not been rescinded or modified, (C) resolved to recommend this Agreement and the transactions contemplated hereby to its stockholders for adoption and approval and (D) subject to Section 5.1(b), directed that this Agreement and the transactions contemplated hereby be submitted to PAETEC’s stockholders for consideration and adoption and approval at a duly held meeting of such stockholders in accordance with this Agreement.

(iii) Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of PAETEC Common Stock is the only vote of the holders of any class or series of PAETEC capital stock necessary to approve and adopt this Agreement, and approve and consummate the transactions contemplated hereby, and no vote of stockholders of PAETEC is necessary to approve the other matters being considered by stockholders of US LEC at the US LEC Stockholders’ Meeting.

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(iv) No Conflict. The execution and delivery of this Agreement, the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement by PAETEC, the Company, Merger Sub U and Merger Sub P (as applicable) do not, and the consummation by PAETEC, the Company, Merger Sub U and Merger Sub P (as applicable) of the transactions contemplated hereby and thereby and compliance by PAETEC, the Company, Merger Sub U and Merger Sub P (as applicable) with the provisions hereof and thereof will not, violate any provision of law, or any order, judgment or decree of any Governmental Entity, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of PAETEC or any of its Subsidiaries or any restriction on the conduct of PAETEC’s business or operations under, (A) the PAETEC Organizational Documents or the PAETEC Subsidiary Organizational Documents, (B) subject to the governmental filings and other matters referred to in Section 3.1(c)(v), any Contract to which PAETEC or any of its Subsidiaries is a party or PAETEC Licenses or Permits (as defined in Section 3.1(g)(i)) or (C) subject to the governmental filings and other matters referred to in Section 3.1(c)(v), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to PAETEC or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C) above, any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(v) Required Filings or Consents. No consent, waiver, order, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity or any other Person is required to be made, obtained, performed or given with respect to PAETEC or any of its Subsidiaries in connection with the execution and delivery of this Agreement, the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Commitment Letter and the Conversion Agreement by PAETEC, the Company, Merger Sub U or Merger Sub P (as applicable) or the consummation by PAETEC, the Company, Merger Sub U or Merger Sub P (as applicable) of the transactions contemplated hereby or thereby, except for:

(A) the filing of a pre-merger notification and report form by PAETEC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

(B) the filing of the PAETEC Certificate of Merger and the US LEC Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with NASDAQ and the relevant authorities of other states in which PAETEC, the Company, Merger Sub U or Merger Sub P is qualified to do business, such filings as may be necessary in accordance with state securities or other “blue sky” laws, and such filings as may be necessary to record or perfect security interests or mortgages in personal or real property;

(C) the PAETEC Stockholder Approval and the delivery of documents or information to the PAETEC Stockholders as may be required by Delaware law in connection therewith;

(D) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices to the Federal Communications Commission (the “FCC”);

(E) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those state public service or public utility commissions or similar state regulatory bodies set forth in Section 3.1(c)(v)(E) of the PAETEC Disclosure Schedule;

(F) the consents, waivers, approvals, orders or authorizations set forth in Section 3.1(c)(v)(F) of the PAETEC Disclosure Schedule;

(G) the filing with the SEC of:

(1) The Form S-4 (as defined in Section 3.1(e)), including the Joint Proxy Statement; and

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(2) such reports and filings under Section 12(b), 13(a), 13(d), 15(d) or 16(a) of the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby; and

(H) any consent, waiver, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity (other than any of the foregoing addressed in clauses (A) through (G) above), the failure of which to be made or obtained, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(vi) Independent Directors. As of the date of this Agreement, assuming the consummation as of such date of the Mergers and the other transactions contemplated hereby in accordance with the terms hereof, the two individuals listed in Exhibit 3.1(c)(vi) attached hereto would qualify as Independent Directors and, with respect to the Company, would be considered to be independent directors within the meaning of Rule 10A-3(b)(1) under the Exchange Act.

(d) Financial Statements. Neither PAETEC nor any of its Subsidiaries is subject to the periodic reporting requirements of the Exchange Act. PAETEC is in compliance in all material respects with its undertakings set forth in the no action letter issued by the Securities and Exchange Commission (the “SEC”) on July 16, 2002 regarding PAETEC, and has been in such compliance therewith since such date.

(i) PAETEC has delivered to US LEC true and complete copies of the unaudited consolidated balance sheet of PAETEC and its Subsidiaries as of March 31, 2006, and the related unaudited statements of income and cash flows for the quarterly period ended as of such date (the “PAETEC Unaudited Financial Statements”). PAETEC has delivered to US LEC true and complete copies of (A) the audited consolidated balance sheets of PAETEC and its Subsidiaries as of December 31, 2005 and December 31, 2004, and (B) the related audited statements of cash flows and the related audited statements of income for the fiscal years ended as of such dates (the “PAETEC Audited Financial Statements,” and together with the PAETEC Unaudited Financial Statements, the “PAETEC Financial Statements”). The PAETEC Financial Statements have been prepared and the Prospective PAETEC Financial Statements (as defined in Section 4.1(c)) will be prepared from the books and records of PAETEC and its Subsidiaries in accordance with United States generally accepted accounting principles consistently applied (“GAAP”) (except as may otherwise be noted therein), and the PAETEC Financial Statements fairly present and the Prospective PAETEC Financial Statements will fairly present the consolidated financial position, results of operations and cash flows of PAETEC and its consolidated Subsidiaries as of the dates and for the periods indicated (subject, in the case of the PAETEC Unaudited Financial Statements and the Prospective PAETEC Financial Statements, to normal year-end audit adjustments and the lack of footnote disclosure). The financial books and records of PAETEC and its Subsidiaries, taken as a whole, are true and correct in all material respects. There has been no change in PAETEC accounting policies from January 1, 2004 through the date hereof except as described in the notes to the financial statements included in the PAETEC Financial Statements or the Prospective PAETEC Financial Statements.

(ii) Except as reflected or reserved against in the balance sheet of PAETEC as of March 31, 2006 (including the notes thereto, the “PAETEC Balance Sheet”), neither PAETEC nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge (as defined in Section 8.3(i)) of PAETEC, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since April 1, 2006 in the ordinary course of business consistent with past practice and, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole, (B) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.

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(iii) Except as set forth on the PAETEC Balance Sheet or as may be disclosed in the PAETEC Reports, neither PAETEC nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obligated in any other way to provide funds in respect of, or to guarantee or assume, any debt, obligation or dividend of any Person (other than PAETEC or another Subsidiary of PAETEC), except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of PAETEC, the Company, Merger Sub U or Merger Sub P for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the registration and issuance of Company Common Stock to PAETEC stockholders and US LEC stockholders in the Mergers and the registration and issuance of warrants to purchase Company Common Stock (the “Company Warrants”) to holders of PAETEC Warrants and holders of US LEC Warrants (as defined in Section 3.2(b)(i)) as of the date of the Mergers (including any amendments or supplements thereto, the “Form S-4”) shall, at the time the Form S-4 becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the joint proxy statement relating to the US LEC Stockholders’ Meeting and prospectus relating to the registration and issuance of shares of Company Common Stock to PAETEC stockholders and US LEC stockholders in the Mergers and the registration and issuance of Company Warrants to holders of PAETEC Warrants and holders of US LEC Warrants as of the date of the Mergers, in each case as amended or supplemented from time to time (the “Joint Proxy Statement”) will, at the date it is first mailed to PAETEC’s stockholders or at the time of the PAETEC Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by PAETEC with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied in writing by or on behalf of PAETEC, the Company, Merger Sub U or Merger Sub P.

(f) Absence of Certain Changes or Events. Except as disclosed in the PAETEC Quarterly Report for the quarterly period ended March 31, 2006 and the PAETEC 2005 Annual Information Statement provided by PAETEC to US LEC (collectively, the “PAETEC Reports”):

(i) Since December 31, 2005 through the date hereof, except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby:

(A) PAETEC and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(B) there has not been any split, combination or reclassification of any of PAETEC’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of PAETEC’s capital stock;

(C) except as required by a change in GAAP, there has not been any change in financial accounting methods, principles or practices (including any change in depreciation or amortization policies or rates) by PAETEC;

(D) there has not been any action taken by PAETEC or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a), other than actions in connection with entering into this Agreement;

(E) neither PAETEC nor any of its Subsidiaries has sold or transferred any of its material assets, including any sale, license or lease of any Network Facilities (as defined in Section 8.3(m)),

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indefeasible rights of use of capacity or infrastructure (“IRUs”), or cancelled any material debts or claims or waived any material rights; and

(F) neither PAETEC nor any of its Subsidiaries has discontinued the offering of any material services or material products.

(ii) Since December 31, 2005 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(g) Compliance with Applicable Laws; Permits; Litigation. Except as may be disclosed in the PAETEC Reports:

(i) PAETEC, its Subsidiaries and their respective employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities and third Persons which are required for PAETEC and its Subsidiaries to own, lease and operate their properties and other assets and to carry on their respective businesses as they are being conducted as of the date hereof (collectively, the “PAETEC Licenses or Permits”), and all PAETEC Licenses or Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such PAETEC Licenses or Permits, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(ii) PAETEC and its Subsidiaries are, and have been at all times since January 1, 2004, in compliance with the terms of the PAETEC Licenses or Permits and all laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Laws”) relating to PAETEC and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the PAETEC Licenses or Permits or such Applicable Laws, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole. Since January 1, 2004, neither PAETEC nor any of its Subsidiaries has received any written notification from any Governmental Entity (A) asserting that PAETEC or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with Applicable Laws (except for any such lack of compliance which, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole) or (B) threatening to revoke any PAETEC Licenses or Permits (except for any such revocation which, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole) nor, to the Knowledge of PAETEC, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of PAETEC, has been threatened in writing against PAETEC or any of its Subsidiaries which, individually or in the aggregate, would have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(iii) Except as may be disclosed in the PAETEC Reports, no action, audit, demand, claim, suit, proceeding, requirement or investigation by any Governmental Entity, and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting PAETEC or any of its Subsidiaries or any of their respective properties, including Intellectual Property (as defined in Section 8.3(h)), is pending or, to the Knowledge of PAETEC, threatened which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(iv) Neither PAETEC nor any of its Subsidiaries is, or at any time since January 1, 2004 has been, subject to any outstanding order, injunction or decree which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

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(v) There are no material unresolved complaints, claims or disputes, or litigation or threatened litigation, between PAETEC or any of its Subsidiaries and any inter-exchange carrier, local exchange carrier, wireless carrier or Voice over Internet Protocol provider, challenging any access charges or other inter-carrier compensation billed, allegedly owed, or paid, by or to PAETEC or any of its Subsidiaries for the origination or termination of any interstate, intrastate, or local telecommunications traffic, including any traffic received from or delivered to any third-party carrier or provider or its end user(s).

(vi) No material PAETEC Licenses or Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement, provided that the notices and approvals set forth in Section 3.1(c)(v)(E) of the PAETEC Disclosure Schedule have been given or received, as appropriate.

(vii) The revenues, expenses, assets and liabilities on the books of PAETEC and any of its Subsidiaries (including any related adjustments or reserves) accurately reflect, subject to GAAP, the reasonable likelihood and extent, under applicable tariffs, agreements and Communications Laws (as defined in Section 3.1(n)(i)), that any intercarrier compensation billed or anticipated by PAETEC or its Subsidiaries will be collected, and the reasonable likelihood that, and the extent to which, PAETEC or its Subsidiaries will be required to pay any intercarrier compensation (whether or not already billed or claimed), including whether PAETEC or its Subsidiaries will be required to refund any material intercarrier compensation amounts previously billed and collected or anticipated to be billed and collected by PAETEC or its Subsidiaries as a result of their operations.

(h) Labor and Other Employment Matters. Except as may be disclosed in the PAETEC Reports, neither PAETEC nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole: (i) PAETEC and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices and terms and conditions of employment; (ii) neither PAETEC nor any of its Subsidiaries has received written notice of any charge or complaint against PAETEC or any of its Subsidiaries pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other Governmental Entity regarding an unlawful employment practice; (iii) there is no labor strike, lockout, slowdown or stoppage pending or, to the Knowledge of PAETEC, threatened or being carried out against PAETEC or its Subsidiaries; and (iv) neither PAETEC nor any of its Subsidiaries has received written notice that any representation or certification petition respecting the employees of PAETEC or its Subsidiaries has been filed with the National Labor Relations Board or analogous Governmental Entity.

(i) Benefit Plans. Except as may be disclosed in the PAETEC Reports with respect to the matters set forth in this Section 3.1(i) (other than the first sentence of Section 3.1(i)(i)):

(i) Section 3.1(i)(i) of the PAETEC Disclosure Schedule sets forth a true and complete list of each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option or other equity compensation, phantom stock, stock-related or performance award, retirement, vacation, severance or termination pay, change in control, retention, disability, death benefit, hospitalization, medical, life insurance, loan, disability, and other similar material plan, agreement, policy or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment agreement, consulting agreement, termination or severance agreement, and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by PAETEC or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), of PAETEC, or to which PAETEC or an ERISA Affiliate of PAETEC is party, whether written or oral, for the benefit of any current or former employee, officer or director of PAETEC or any of its Subsidiaries (the “PAETEC Benefit Plans”). No PAETEC Benefit Plan is subject to Title IV or Section 302 of ERISA. With respect

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to the PAETEC Benefit Plans, no event has occurred, and there exists no condition or set of circumstances, which has or would reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole. Neither PAETEC nor any of its Subsidiaries nor, to the Knowledge of PAETEC, any other Person, has any express commitment, whether legally enforceable or not, to modify, change or terminate any PAETEC Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or any other Applicable Law or administrative changes that do not increase the liabilities or obligations under any such plans.

(ii) Each PAETEC Benefit Plan has been, in all material respects, administered and operated in accordance with its terms and Applicable Laws, including ERISA and the Code. Each PAETEC Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of PAETEC, no condition exists that would reasonably be expected to adversely affect such qualification.

(iii) As of the date hereof, to the Knowledge of PAETEC, no oral or written representation or commitment with respect to any material aspect of any PAETEC Benefit Plan has been made to an employee or former employee of PAETEC or any of its Subsidiaries by an authorized PAETEC employee that is not materially in accordance with the written or otherwise pre-existing terms and provisions of such PAETEC Benefit Plan.

(iv) There are no material unresolved claims or disputes under the terms of, or in connection with, any PAETEC Benefit Plan (other than routine claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of PAETEC, threatened with respect to any material claim or otherwise in connection with a PAETEC Benefit Plan.

(v) No PAETEC Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees of PAETEC or any of its Subsidiaries after retirement or other termination of service, other than coverage mandated by Applicable Law or benefits the full cost of which is borne by the employee or former employee.

(vi) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any PAETEC Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of PAETEC or any of its Subsidiaries or limit the ability to amend or terminate any PAETEC Benefit Plan or related trust. There is no contract, agreement, plan or arrangement with an employee or former employee of PAETEC to which PAETEC or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events) would give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(j) Taxes. Except as may be disclosed in the PAETEC Reports:

(i) Each of PAETEC and its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns (as defined in Section 3.1(j)(xi)) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined in Section 3.1(j)(xi)) and all such Tax Returns are true, correct and complete in all material respects, (B) timely paid (or there has been paid on its behalf) in full all material Taxes required to be paid by it, (C) made adequate provision in accordance with GAAP (or provision has been made on its behalf) for the payment of all material Taxes not yet due and (D) complied with all Applicable Laws relating to the payment and withholding of Taxes.

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(ii) There are no material Liens for Taxes upon any property or assets of PAETEC or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the PAETEC Reports issued prior to the date of this Agreement.

(iii) There is no audit, examination, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of PAETEC or any of its Subsidiaries. Neither PAETEC nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where PAETEC or any of its Subsidiaries, as applicable, does not file a Tax Return, that PAETEC or such Subsidiary is or may be subject to taxation by that jurisdiction.

(iv) All material Tax Returns of PAETEC and each of its Subsidiaries, including any predecessors thereof, have been examined by the applicable Tax Authority or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired for all periods through and including December 31, 2001, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent financial statements contained in the PAETEC Reports issued prior to the date of this Agreement.

(v) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against PAETEC or any of its Subsidiaries, and no power of attorney granted by either PAETEC or any of its Subsidiaries with respect to any Taxes is currently in force.

(vi) Neither PAETEC nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between or among PAETEC and its Subsidiaries), and neither PAETEC nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is PAETEC) or (B) has any liability for the Taxes of any Person (other than PAETEC or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(vii) Neither PAETEC nor any of its Subsidiaries has (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii) PAETEC is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(ix) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to PAETEC or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending.

(x) Neither PAETEC nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2).

(xi) For the purposes of this Agreement: “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other

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charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added; “Tax Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes; and “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(k) Affiliate Transactions. Except as may be disclosed in the PAETEC Reports:

(i) As of the date of this Agreement, (A) there are no currently effective transactions, arrangements or Contracts between PAETEC and its Subsidiaries, on the one hand, and its Affiliates (as defined in Section 8.3(a)) (other than its wholly-owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, assuming PAETEC was subject to such regulation, and (B) PAETEC is not subject to any binding obligations with respect to any such transactions, arrangements or Contracts.

(ii) There are no personal loans, within the meaning of the Sarbanes-Oxley Act of 2002 (“SOX”), outstanding pursuant to which PAETEC or any of its Subsidiaries has extended credit to any executive officer or director of PAETEC or any of its Subsidiaries.

(l) Environmental Matters.

(i) Except as may be disclosed in the PAETEC Reports and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole: (i) the operations of PAETEC and its Subsidiaries are, and, except for matters that have been fully resolved with the applicable Governmental Entity, at all times have been, in compliance with all applicable Environmental Laws (as defined in Section 8.3(d)), including possession and compliance with the terms of all licenses, permits, registrations, approvals, certifications and consents required by Environmental Laws (“Environmental Permits”); (ii) there are no pending or, to the Knowledge of PAETEC, threatened claims, suits, governmental investigation requests, actions, investigations or proceedings under or pursuant to Environmental Laws (“Environmental Claims”) against PAETEC or any of its Subsidiaries or involving any real property currently owned, operated or leased or other sites at which Hazardous Materials (as defined in Section 8.3(g)) were disposed of, or allegedly disposed of, by PAETEC or any of its Subsidiaries; (iii) to the Knowledge of PAETEC, there are no pending or threatened Environmental Claims involving any real property formerly owned, operated or leased by PAETEC or any of its Subsidiaries; (iv) to the Knowledge of PAETEC, PAETEC and its Subsidiaries have no Environmental Liabilities (as defined in Section 8.3(e)) and have received no written allegations of any Environmental Liabilities, and, to the Knowledge of PAETEC, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or formerly owned, operated or leased by PAETEC or any of its Subsidiaries or operations thereon has resulted in or would reasonably be expected to result in Environmental Liabilities; and (v) all real property owned or operated by PAETEC or any of its Subsidiaries is free of contamination from Hazardous Materials.

(ii) PAETEC and its Subsidiaries have furnished to US LEC copies of all environmental audits and other material documents in their possession or under their control that relate to the environmental condition of any real property currently or formerly owned, operated or leased by PAETEC or any of its Subsidiaries or compliance by PAETEC or any of its Subsidiaries with Environmental Laws.

(m) Intellectual Property. Except as may be disclosed in the PAETEC Reports with respect to the matters set forth in this Section 3.1(m) (other than Section 3.1(m)(i)):

(i) Section 3.1(m)(i) of the PAETEC Disclosure Schedule sets forth a true and complete list of all Intellectual Property registrations and applications for registration owned by PAETEC or its

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Subsidiaries other than registrations and applications for registration related to trade names and business names.

(ii) Except as would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole:

(A) PAETEC or a Subsidiary of PAETEC is the sole and exclusive owner of or has a valid license to use or otherwise possesses, free and clear of all Liens except Permitted Liens (as defined in Section 8.3(p)), all Intellectual Property used in or necessary for the conduct of the business of PAETEC and/or its Subsidiaries as currently conducted;

(B) all Intellectual Property set forth on Section 3.1(m)(i) of the PAETEC Disclosure Schedule is valid, enforceable, in full force and effect and has not been abandoned or canceled, and no claims are pending or, to the Knowledge of PAETEC, have been threatened challenging the validity of such Intellectual Property or PAETEC’s and its Subsidiaries’ ownership thereof;

(C) PAETEC or a Subsidiary of PAETEC has the right to bring actions for the infringement, misappropriation or other violation of all Intellectual Property owned by PAETEC or its Subsidiaries;

(D) to the Knowledge of PAETEC, the conduct of the business and operations of PAETEC and its Subsidiaries as currently conducted does not infringe or otherwise conflict with, and as previously conducted has not infringed or otherwise conflicted with, the rights of any Person in respect of any Intellectual Property; no claim has been made, is pending, or, to the Knowledge of PAETEC, is threatened that the conduct of the business and operations of PAETEC and its Subsidiaries as previously conducted and as currently conducted violated or violates the asserted rights of any Person; and no licensing requests or other demands or notices of any kind have been made to PAETEC or its Subsidiaries with respect to any Intellectual Property used by PAETEC or its Subsidiaries in their business or operations as previously conducted or currently conducted;

(E) to the Knowledge of PAETEC, none of the Intellectual Property owned by PAETEC or its Subsidiaries is being infringed or otherwise violated by a third Person, no claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any Person by PAETEC or any of its Subsidiaries, and none of the Intellectual Property owned by PAETEC or its Subsidiaries is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Entity;

(F) PAETEC and its Subsidiaries have taken all appropriate and timely actions reasonably necessary to ensure full ownership (including by assignment from employees where appropriate and from other Persons performing services for PAETEC or any its Subsidiaries), protection and enforceability of all Intellectual Property owned by PAETEC or its Subsidiaries under any Applicable Law (including by making and maintaining in full force and effect all necessary filings, registrations and issuances);

(G) PAETEC and its Subsidiaries have taken all appropriate actions reasonably necessary to maintain the secrecy of all non-public Intellectual Property, including trade secrets, used in the business of PAETEC and its Subsidiaries (including by requiring the execution of confidentiality agreements by employees or any other Person to whom such Intellectual Property has been made available).

(iii) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to the right of PAETEC or any of its Subsidiaries to own or use any Intellectual Property, other than any such losses, impairments, payments, conflicts, or failure to obtain consents, which, individually or in the aggregate, would not have, or reasonably be expected to have, a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

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(n) Compliance with Communications Laws. Except as may be disclosed in the PAETEC Reports:

(i) The operations of PAETEC and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act of 1934, as amended (the “Communications Act”), applicable state laws and the published rules and regulations and policies promulgated thereunder by any Governmental Entity (collectively, the “Communications Laws”), and neither PAETEC nor its Subsidiaries has done anything or failed to do anything which reasonably could be expected to cause the loss of any PAETEC Licenses or Permits granted pursuant to applicable Communications Laws.

(ii) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend or modify any of the PAETEC Licenses or Permits granted pursuant to applicable Communications Laws is pending or, to the Knowledge of PAETEC, threatened before any Governmental Entity. No notices have been received by and no claims have been filed against PAETEC or any of its Subsidiaries alleging failure to hold any requisite permits, regulatory approvals, licenses and other authorizations issued pursuant to applicable Communications Laws.

(o) Brokers. Except for fees payable to Merrill Lynch & Co. (“Merrill”), The Blackstone Group (“Blackstone”) and Capitalink, L.C., no broker, investment banker, financial advisor, intermediary or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of PAETEC. PAETEC has previously delivered to US LEC a true and complete copy of the engagement letter between Merrill and PAETEC, the engagement letter between Blackstone and PAETEC and the engagement letter between Capitalink, L.C. and PAETEC.

(p) Opinion of Financial Advisors. PAETEC has received the opinion of each of its financial advisors, Merrill and Capitalink, L.C., dated August 10, 2006, to the effect that, as of such date, the PAETEC Exchange Ratio is fair, from a financial point of view, to the holders of PAETEC Common Stock.

(q) Contracts.

(i) Except as may be disclosed in the PAETEC Reports, as of the date of this Agreement, none of PAETEC nor any of its Subsidiaries is a party to or bound by any: (A) Contract that would be required to be filed by PAETEC with the SEC pursuant to Item 601(b) (1), (2), (4) or (10) of Regulation S-K under the Securities Act or Item 1.01 of Form 8-K under the Exchange Act, assuming PAETEC was subject to such regulation or such statute; (B) Contract with respect to material partnerships, joint ventures, acquisitions or dispositions; (C) Contract containing covenants of PAETEC or any of its Subsidiaries purporting to limit in any material respect any material line of business, industry or geographical area in which PAETEC or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto; (D) Contract that, individually or in the aggregate with other Contracts, would or would reasonably be expected to prevent, materially delay or materially impede PAETEC’s ability to timely consummate the Mergers or the other transactions contemplated by this Agreement; (E) indenture, mortgage, loan, guarantee or credit Contract under which PAETEC or any Subsidiary of PAETEC has outstanding indebtedness or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $1,500,000, other than any such indebtedness between PAETEC (whether as creditor or debtor) and any wholly owned Subsidiary of PAETEC or between any wholly owned Subsidiaries of PAETEC; (F) Contract relating to the sale, license, or lease by PAETEC or any of its Subsidiaries of any IRUs or peering arrangements; or (G) Contract specifically concerning Intellectual Property (except for (x) non-exclusive, commercially available, off-the-shelf software programs for which PAETEC pays an annual fee under any individual Contract of less than $1,000,000, (y) Contracts with customers pursuant to which the customer and its Subsidiaries pay less than $1,000,000 annually under any

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individual Contract and (z) Contracts with data suppliers pursuant to which PAETEC and its Subsidiaries pay fees under any individual Contract of less than $1,000,000 annually) that is material to the business of PAETEC and its Subsidiaries, taken as a whole. Each such Contract described in clauses (A)-(G) is referred to herein as a “PAETEC Material Contract.”

(ii) Each of the PAETEC Material Contracts is valid and binding on PAETEC and each of its Subsidiaries party thereto and, to the Knowledge of PAETEC, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on PAETEC and its Subsidiaries taken as a whole. There is no default under any PAETEC Material Contract either by PAETEC or any of its Subsidiaries party thereto or, to the Knowledge of PAETEC, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by PAETEC or any of its Subsidiaries party thereto or, to the Knowledge of PAETEC, any other party thereto, in each case except as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on PAETEC and its Subsidiaries taken as a whole. Complete and correct copies of each PAETEC Material Contract (including any exhibits, annexes, attachments, supplements, amendments or modifications thereto), have been delivered or made available to US LEC prior to the date hereof.

(r) Real Property. Except as would not have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole, PAETEC and its Subsidiaries own (i) good and valid title to the Owned Real Property (as defined in Section 8.3(o)) and (ii) valid and enforceable leasehold interests with respect to the Leased Real Property (as defined in Section 8.3(k)), in each case subject to Permitted Liens. Except in any such case as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries taken as a whole, all buildings, structures, fixtures and improvements with respect to the Owned Real Property and the Leased Real Property (the “Improvements”) of PAETEC and its Subsidiaries are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the Knowledge of PAETEC, there are no facts or conditions affecting any of such Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

(s) Right-of-Way Agreements and Network Facilities. Except as may be disclosed in the PAETEC Reports:

(i) Except in any such case as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole, (A) each right-of-way agreement, license agreement or other agreement permitting or requiring PAETEC or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground (each, a “Right-of-Way Agreement”) is valid, legally binding, enforceable and in full force and effect, and neither PAETEC nor any of its Subsidiaries is in breach of or default under any Right-of-Way Agreement, (B) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by PAETEC or any of its Subsidiaries or permit termination, modification or acceleration by any third party under any Right-of-Way Agreement and (C) no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement.

(ii) To the Knowledge of PAETEC, neither PAETEC nor any of its Subsidiaries is in violation of any Applicable Laws which, individually or in combination with any others, would materially and adversely affect the ability of PAETEC or any of its Subsidiaries to use any of the rights associated with the Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

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(iii) Except in any such case as would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole:

(A) All Owned Network Facilities (as defined in Section 8.3(n)) and Leased Network Facilities (as defined in Section 8.3(j)): (x) are in good working order and condition and are without any material defects (“Good Condition”) individually and in combination; (y) are, individually and in combination, operated, installed and maintained by PAETEC, Subsidiaries of PAETEC, or their contractors in a manner that is in compliance with (1) generally accepted industry standards for the United States telecommunications industry (“Industry Standards”), (2) performance requirements in service agreements with customers of PAETEC and its Subsidiaries (“Customer Requirements”), and (3) all Applicable Laws; and (z) comply, individually and in combination, with applicable performance standards.

(B) PAETEC owns, free of Liens other than Permitted Liens, all right, title, and interest in Owned Network Facilities and shall maintain such right, title and interest through the Closing Date. No third Person may revoke or otherwise encumber or interfere with such right, title, and interest.

(C) Each agreement under which third Persons provide Network Facilities, including leases, licenses, IRUs and Right-of-Way Agreements (a “Network Facility Agreement”), to which PAETEC or any of its Subsidiaries is a party, is a valid, legally binding and enforceable agreement and is in full force and effect, and neither PAETEC nor any of its Subsidiaries is in breach of or default under any Network Facility Agreement, (y) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by PAETEC or any of its Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (z) no third Person has repudiated, revoked, terminated or otherwise interfered with performance of or has the right to terminate, repudiate, revoke or otherwise interfere with the performance of any Network Facility Agreement.

(t) Tax-Free Treatment. Neither PAETEC nor any of its Subsidiaries has taken (or caused to be taken) any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the US LEC Merger together with the PAETEC Merger from qualifying as an integrated series of transfers qualifying under Section 351 of the Code.

(u) Certain PAETEC Agreements.

(i) Each employee of PAETEC who is party to a Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement (a “Non-Compete Agreement”) or other agreement with PAETEC or a Subsidiary thereof listed in Section 3.1(u)(i) of the PAETEC Disclosure Schedule has executed and delivered to PAETEC a document to the effect that the transactions contemplated by this Agreement shall not constitute a “Change of Control Transaction” for purposes of clause (e) of the definition of “Good Reason” set forth in such Non-Compete Agreement or any corresponding provision of such other agreement (each such document, a “PAETEC Senior Officer Agreement”). PAETEC has delivered to US LEC an executed copy of each PAETEC Senior Officer Agreement.

(ii) As of the date hereof, under the terms of the Conversion Agreement, (A) the transactions contemplated by this Agreement shall not constitute a “Corporate Transaction” for purposes of the Conversion Agreement and (B) PAETEC’s obligation under the Conversion Agreement (prior to the amendment thereof) to deliver shares of PAETEC Common Stock to certain stockholders of PAETEC shall be replaced after the Effective Time by an obligation of the Company to deliver to each such stockholder that number of whole shares of Company Common Stock equal to the product of the number of shares of PAETEC Common Stock which such stockholder would be entitled to receive under the Conversion Agreement prior to the Effective Time multiplied by the PAETEC Exchange Ratio, rounded down to the nearest whole share. PAETEC has delivered to US LEC an executed copy of the Conversion Agreement.

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(v) Insurance. All material insurance policies of PAETEC and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of PAETEC reasonably has determined to be prudent in accordance with industry practices or as is required by Applicable Laws. Neither PAETEC nor any of its Subsidiaries is in material breach or default, and neither PAETEC nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of any of the material insurance policies of PAETEC and its Subsidiaries. True and complete copies of all such material insurance policies have been made available to US LEC.

(w) Customers and Suppliers.

(i) As of the date of this Agreement, neither (A) PAETEC nor any of its Subsidiaries has received notice from any customer, or group of customers that are under common ownership or control, that (x) accounted for at least $1,000,000 of the aggregate products and services furnished by PAETEC and its Subsidiaries in the fiscal year ended December 31, 2005 or (y) is expected, to the Knowledge of PAETEC, to account for at least $1,000,000 of the aggregate products and services to be furnished by PAETEC and its Subsidiaries in the fiscal year ending December 31, 2006, in each case, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has reduced or shall reduce purchases of, or has sought or is seeking to reduce the price it shall pay for, the products or services of PAETEC or its Subsidiaries, nor (B) has PAETEC or any PAETEC Subsidiary received notice from any supplier, or group of suppliers that are under common ownership or control, that (x) accounted for at least $1,000,000 of the aggregate goods and services purchased by PAETEC or any PAETEC Subsidiary in the fiscal year ended December 31, 2005 or (y) is expected, to the Knowledge of PAETEC, to account for at least $1,000,000 of the aggregate goods and services purchased by PAETEC and the PAETEC Subsidiaries in the fiscal year ending December 31, 2006, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to PAETEC or any PAETEC Subsidiary, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to the PAETEC or a PAETEC Subsidiary.

(ii) Except for requests for call detail records for billing purposes, neither PAETEC nor any of its Subsidiaries is, as of the date hereof, involved in any dispute with, or has received any notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom PAETEC or any PAETEC Subsidiary does business, (A) with respect to any customer, or group of customers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 as of the date hereof, or (B) with respect to any supplier, or group of suppliers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 as of the date hereof, relating to any transactions or commitments made, or any contracts or agreements entered into, by PAETEC or any PAETEC Subsidiary, on one hand, and such Person, on the other hand.

(x) Title to Property. PAETEC and each of its applicable Subsidiaries have good, valid and marketable title to each item of material owned personal property free and clear of all Liens other than Permitted Liens.

(y) PAETEC Stockholders’ Agreement. The Stockholders’ Agreement, dated as of June 12, 2006, by and among PAETEC and the other parties thereto, shall be terminated as of the Closing pursuant to, and to the extent provided in, the PAETEC Ancillary Agreement.

SECTION 3.2 Representations and Warranties of US LEC. Except as disclosed in the disclosure schedule dated as of the date of this Agreement and executed and delivered by US LEC to PAETEC concurrently with or prior to the execution and delivery by US LEC of this Agreement, which shall make reference to the particular section or subsection of this Agreement to which exception is being taken (it being agreed that any information set forth in one section of such disclosure schedule shall be deemed to apply to each other section thereof to

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which its relevance is reasonably apparent on its face) (the “US LEC Disclosure Schedule”)), US LEC represents and warrants to PAETEC as follows:

(a) Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(i) Organization, Standing and Corporate Power. US LEC and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is incorporated or otherwise organized and has the requisite corporate (or similar) power and authority and all necessary government approvals to own, lease and operate its properties and to carry on its business as currently conducted, except for those jurisdictions in which the failure to have such power, authority or government approvals and to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole. Each of US LEC and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other legal entity and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(ii) Charter Documents. Except as may be disclosed in the US LEC SEC Documents (as defined in Section 3.2(d)(i) below), US LEC has delivered or made available to PAETEC prior to the execution of this Agreement complete and correct copies of (A) the Restated Certificate of Incorporation of US LEC (including all certificates of designation), as amended and currently in effect (the “US LEC Charter”), and the Amended and Restated By-Laws of US LEC, as amended and currently in effect (the “US LEC By-Laws,” and, together with the US LEC Charter, the “US LEC Organizational Documents”), and (B) the articles or certificate of incorporation and bylaws or like organizational documents of each of the Subsidiaries of US LEC, as amended and currently in effect (collectively, the “US LEC Subsidiary Organizational Documents”), and each such instrument is in full force and effect. US LEC is not in material violation of the US LEC Organizational Documents and no Subsidiary of US LEC is in material violation of its US LEC Subsidiary Organizational Documents. US LEC has made available to PAETEC complete and accurate minute books of US LEC and its Subsidiaries except for documents with respect to consideration and/or approval of the transactions contemplated hereby.

(iii) Subsidiaries. Except as may be disclosed in the US LEC SEC Documents, Section 3.2(a)(iii) of the US LEC Disclosure Schedule lists each of the Subsidiaries of US LEC, including the name of each such entity, the state or jurisdiction of its incorporation or organization and US LEC’s direct or indirect interest therein. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of US LEC have been validly issued and are duly authorized, fully paid and, with respect to the corporate Subsidiaries of US LEC, nonassessable and are owned directly or indirectly by US LEC, free and clear of all Liens and free of any other restriction (including preemptive and similar rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(b) Capital Structure.

(i) The authorized capital stock of US LEC consists of 122,924,728 shares of US LEC Common Stock and 10,000,000 shares of Preferred Stock, par value $.01 per share (“US LEC Preferred Stock”), of which 364,406 shares have been designated Series A Convertible Preferred Stock. At the close of business on August 9, 2006, (A) 31,107,927 shares of US LEC Class A Common Stock (including all awards based on US LEC Common Stock that are restricted stock granted under the US LEC 1998 Omnibus Stock Plan (the “US LEC Stock Plan”)) were issued and outstanding; (B) no shares of US LEC Common Stock were held by US LEC in its treasury; (C) 290,189.069 shares of US LEC

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Preferred Stock were issued and outstanding; (D) warrants to purchase 3,312,445 shares of US LEC Common Stock were issued and outstanding pursuant to the Note Purchase Agreement, dated as of December 31, 2002, among US LEC and the other parties thereto (the “Note Purchase Agreement”) and as otherwise listed in Section 3.2(b)(i) of the US LEC Disclosure Schedule (the “US LEC Warrants”); (E) 5,674,543 shares of US LEC Common Stock were reserved for issuance in respect of outstanding options to acquire shares of US LEC Common Stock granted under the US LEC Stock Plan (such outstanding options, collectively with all other options to acquire shares of US LEC Common Stock issued pursuant to the US LEC Stock Plan after August 9, 2006 and prior to the Effective Time, the “US LEC Options”), complete and correct copies of which, in each case as amended, have been filed as exhibits to the US LEC SEC Documents prior to the date of this Agreement or made available to PAETEC; (F) 10,308,121 shares of US LEC Common Stock were authorized for issuance upon conversion of the issued and outstanding shares of US LEC Preferred Stock; (G) 74,216.931 shares of US LEC Preferred Stock were reserved for issuance in respect of dividend rights of holders of issued and outstanding US LEC Preferred Stock; and (H) 278,162 shares of US LEC Common Stock were reserved for issuance under the US LEC Employee Stock Purchase Plan (the “US LEC Purchase Plan”). Each outstanding share of capital stock of US LEC is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(ii) All shares of US LEC Common Stock subject to issuance under the US LEC Stock Plan, the US LEC Warrants and the US LEC Purchase Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights.

(iii) No bonds, debentures, notes or other evidences of indebtedness having, or exercisable, convertible or exchangeable for or into other securities having, the right to vote on any matters on which stockholders of US LEC may vote (“US LEC Voting Debt”) are issued or outstanding as of the date of this Agreement.

(iv) As of August 9, 2006, except as set forth in Section 3.2(b)(i) or as may be disclosed in the US LEC SEC Documents, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which US LEC or any of its Subsidiaries is a party or by which any of them is bound obligating US LEC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, US LEC Voting Debt or other voting securities of US LEC or any of its Subsidiaries, or obligating US LEC or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of US LEC Common Stock and US LEC Preferred Stock, all outstanding US LEC Options and all outstanding shares of capital stock of each Subsidiary of US LEC have been issued and granted in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts.

(v) Except as disclosed in the US LEC SEC Documents, neither US LEC nor any of its Subsidiaries is a party to any currently effective agreement (A) restricting the purchase or transfer of, (B) relating to the voting of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring registration of or (E) granting any preemptive or antidilutive rights with respect to any capital stock of US LEC or any of its Subsidiaries or any securities of the type referred to in Section 3.2(b)(iv).

(vi) Other than in Subsidiaries of US LEC, or as may be disclosed in the US LEC SEC Documents filed prior to the date hereof, as of the date hereof, neither US LEC nor its Subsidiaries directly or indirectly beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business consistent with past practice and which are not individually or in the aggregate material to US LEC and its Subsidiaries, taken as a whole. There are no

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outstanding contractual obligations of US LEC or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of US LEC or any other Person, other than guarantees by US LEC of any indebtedness or other obligations of any wholly-owned Subsidiary of US LEC and other than loans made in compliance with Applicable Laws in the ordinary course consistent with past practice to employees of US LEC and its Subsidiaries.

(vii) Neither US LEC nor any of its Subsidiaries own any shares of capital stock of PAETEC or any of its Subsidiaries.

(c) Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.

(i) Authority. US LEC has all requisite corporate power and authority to enter into this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter by US LEC and the consummation by US LEC of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of US LEC, and no other corporate proceedings on the part of US LEC and no stockholder votes are necessary for US LEC to authorize this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements or the Commitment Letter or to consummate the transactions contemplated hereby or thereby, other than, with respect to the adoption of this Agreement and approval of the US LEC Merger and the other transactions contemplated hereby, the approval of the Company Charter Amendment and the approval of the New Equity Plan, the US LEC Stockholder Approval and the filing of the US LEC Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter have been duly executed and delivered by US LEC. Assuming the due authorization, execution and delivery of this Agreement by PAETEC, the Company, Merger Sub U and Merger Sub P, and of the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter by the counterparties thereto, this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter constitute legal, valid and binding obligations of US LEC, enforceable against US LEC in accordance with its terms, subject to Creditors’ Laws.

(ii) Board Approval. The Board of Directors of US LEC has (A) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of US LEC and its stockholders, (B) duly approved this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter, and duly approved the transactions contemplated hereby and thereby, which approval has not been rescinded or modified, (C) resolved to recommend this Agreement and the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan to its stockholders for adoption and approval and (D) subject to Section 5.1(b), directed that this Agreement and the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan be submitted to US LEC’s stockholders for consideration and adoption and approval at a duly held meeting of such stockholders in accordance with this Agreement.

(iii) Voting Requirements. The affirmative vote of holders of a majority in voting power of the shares of US LEC Common Stock and US LEC Preferred Stock (each share of US LEC Preferred Stock entitling its holder to vote one vote per share of US LEC Common Stock into which it may be converted on the applicable record date), voting together as a single class, is the only vote of the holders of any class or series of US LEC capital stock necessary to approve and adopt this Agreement and approve and consummate the transactions contemplated hereby, and no other vote of the holders of any class or series of US LEC capital stock is necessary to approve and adopt this Agreement and approve and consummate the transactions contemplated hereby. The affirmative vote of holders of a majority in voting power of the outstanding shares of US LEC Common Stock and US LEC Preferred

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Stock (each share of US LEC Preferred Stock entitling its holder to vote one vote per share of US LEC Common Stock into which it may be converted on the applicable record date) entitled to vote and voting together as a single class on the Company Charter Amendment at the US LEC Stockholders’ Meeting, is the only vote of the holders of any class or series of US LEC capital stock necessary to approve the Company Charter Amendment, and no other vote of the holders of any class or series of US LEC capital stock is necessary to approve the Company Charter Amendment. The affirmative vote of holders of a majority in voting power of the shares of US LEC Common Stock and US LEC Preferred Stock (each share of US LEC Preferred Stock entitling its holder to vote one vote per share of US LEC Common Stock into which it may be converted on the applicable record date), voting together as a single class, present or represented and entitled to vote on the New Equity Plan at the US LEC Stockholder’s Meeting, is the only vote of the holders of any class or series of US LEC capital stock necessary to approve the New Equity Plan, and no other vote of the holders of any class or series of US LEC capital stock is necessary to approve the New Equity Plan.

(iv) No Conflict. The execution and delivery of this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter by US LEC do not, and the consummation by US LEC of the transactions contemplated hereby and thereby and compliance by US LEC with the provisions hereof and thereof will not, violate any provision of law, or any order, judgment or decree of any Governmental Entity, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of US LEC or any of its Subsidiaries or any restriction on the conduct of US LEC’s business or operations under (A) the US LEC Organizational Documents or the US LEC Subsidiary Organizational Documents, (B) subject to the governmental filings and other matters referred to in Section 3.2(c)(v), any Contract to which US LEC or any Subsidiary of US LEC is a party or any US LEC Licenses or Permits (as defined in Section 3.2(g)(i)) or (C) subject to the governmental filings and other matters referred to in Section 3.2(c)(v), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to US LEC or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C) above, any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(v) Required Filings or Consents. No consent, waiver, order, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity or any other Person is required to be made, obtained, performed or given with respect to US LEC or any of its Subsidiaries in connection with the execution and delivery of this Agreement, the Repurchase Agreement, the PAETEC Voting Agreements and the Commitment Letter by US LEC or the consummation by US LEC of the transactions contemplated hereby or thereby, except for:

(A) the filing of a pre-merger notification and report form by US LEC under the HSR Act;

(B) the filing with the SEC of such reports and filings under Section 13(a), 13(d), 14(a), 15(d) or 16(a) of the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby;

(C) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices to the FCC;

(D) the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices with or to those state public service or public utility commissions or similar state regulatory bodies set forth in Section 3.2(c)(v)(D) of the US LEC Disclosure Schedule;

(E) the filing of the US LEC Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with NASDAQ and the relevant authorities of other states in

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which US LEC is qualified to do business, such filings as may be necessary in accordance with state securities or other “blue sky” laws, and such filings as may be necessary to record or perfect security interests or mortgages in personal or real property;

(F) the US LEC Stockholder Approval;

(G) the consents, waivers, approvals, orders or authorizations set forth in Section 3.2(c)(v)(G) of the US LEC Disclosure Schedule; and

(H) any consent, waiver, approval, order or authorization of, or declaration, registration or filing with, or notice to any Governmental Entity (other than any of the foregoing addressed in clauses (A) through (G) above), the failure of which to be made or obtained, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(vi) Independent Directors. As of the date of this Agreement, assuming the consummation as of such date of the Mergers and the other transactions contemplated hereby in accordance with the terms hereof, the two individuals listed in Exhibit 3.2(c)(vi) attached hereto would qualify as Independent Directors and, with respect to the Company, would be considered to be independent directors within the meaning of Rule 10A-3(b)(1) under the Exchange Act.

(d) SEC Documents; Financial Statements.

(i) As of the date of this Agreement, US LEC has filed with the SEC all registration statements, prospectuses, reports, schedules, forms, certifications and other documents (including exhibits and all other information incorporated by reference therein), required to be so filed by US LEC from January 1, 2004 through the date of this Agreement (the “US LEC SEC Documents”). As of their respective dates, the US LEC SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and to the extent in effect, SOX and the rules and regulations of the SEC promulgated thereunder applicable to such US LEC SEC Documents, and none of the US LEC SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed US LEC SEC Document. No Subsidiary of US LEC is subject to the periodic reporting requirements of the Exchange Act.

(ii) Each principal executive officer of US LEC and each principal financial officer of US LEC (or each former principal executive officer of US LEC and each former principal financial officer of US LEC, as applicable) has made all certifications required from time to time by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the US LEC SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(iii) The financial statements of US LEC included in the US LEC SEC Documents comply, and all registration statements, prospectuses, reports, schedules, forms, certificates and other documents (including exhibits and all other information incorporated by reference therein but excluding the Joint Proxy Statement and the Form S-4, which are addressed in Section 3.2(e) below) filed with the SEC after the date hereof until the Effective Time, will comply, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been and will be prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or other applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present and will fairly present the consolidated financial position of US LEC and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended or ending (subject, in the case of unaudited statements, to normal

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year-end audit adjustments and the lack of footnote disclosure). The financial books and records of US LEC and its Subsidiaries, taken as a whole, are true and correct in all material respects. There has been no change in US LEC accounting policies from January 1, 2004 through the date hereof except as described in the notes to the financial statements included in the US LEC SEC Documents.

(iv) Except as reflected or reserved against in the balance sheet of US LEC as of March 31, 2006 included in the Form 10-Q filed by US LEC with the SEC on May 15, 2006 (including the notes thereto, the “US LEC Balance Sheet”), neither US LEC nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) nor, to the Knowledge of US LEC, does any basis exist therefor, other than liabilities or obligations that (A) were incurred since April 1, 2006 in the ordinary course of business consistent with past practice and, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole, (B) individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole, or (C) were incurred pursuant to this Agreement or the transactions contemplated hereby.

(v) US LEC has established and maintains a system of “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of US LEC’s assets. As of the date of this Agreement, (x) there are no “material weaknesses” (as defined by the Public Company Accounting Oversight Board) and (y) there is no series of multiple “significant deficiencies” (as defined by the Public Company Accounting Oversight Board) that is reasonably likely to collectively represent a “material weakness” in the design or operation of US LEC’s internal control over financial reporting.

(vi) Except as set forth on the US LEC Balance Sheet or as may be disclosed in the US LEC SEC Documents, neither of US LEC or any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of US LEC for inclusion or incorporation by reference in (i) the Form S-4 shall, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement shall, at the date it is first mailed to US LEC’s stockholders or at the time of the US LEC Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by US LEC with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied in writing by or on behalf of US LEC.

(f) Absence of Certain Changes or Events. Except as may be disclosed in the US LEC SEC Documents:

(i) Since December 31, 2005 through the date hereof, except for liabilities incurred pursuant to this Agreement or the transactions contemplated hereby:

(A) US LEC and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

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(B) there has not been any split, combination or reclassification of any of US LEC’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of or in substitution for, shares of US LEC’s capital stock;

(C) except as required by a change in GAAP, there has not been any change in financial accounting methods, principles or practices (including any change in depreciation or amortization policies or rates) by US LEC;

(D) there has not been any action taken by US LEC or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a), other than actions in connection with entering into this Agreement;

(E) neither US LEC nor any of its Subsidiaries has sold or transferred any of its material assets, including any sale, license or lease of any Network Facilities, IRUs, or cancelled any material debts or claims or waived any material rights; and

(F) neither US LEC nor any of its Subsidiaries has discontinued the offering of any material services or material products.

(ii) Since December 31, 2005 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(g) Compliance with Applicable Laws; Permits; Litigation. Except as may be disclosed in the US LEC SEC Documents:

(i) US LEC, its Subsidiaries and their respective employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities and third Persons which are required for US LEC and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses in the manner described in the US LEC SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “US LEC Licenses or Permits”), and all US LEC Licenses or Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such US LEC Licenses or Permits, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(ii) US LEC and its Subsidiaries are, and have been at all times since January 1, 2004, in compliance with the terms of the US LEC Licenses or Permits and all Applicable Laws relating to US LEC and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the US LEC Licenses or Permits or such Applicable Laws, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole. Since January 1, 2004, neither US LEC nor any of its Subsidiaries has received any written notification from any Governmental Entity (A) asserting that US LEC or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with, Applicable Laws (except for any such lack of compliance which, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole) or (B) threatening to revoke any of the US LEC Licenses or Permits (except for any such revocation which, individually or in the aggregate, would not have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole) nor, to the Knowledge of US LEC, does any basis exist therefor. As of the date hereof, no investigation or review by any Governmental Entity is pending or, to the Knowledge of US LEC, has been threatened in writing against US LEC or any of its Subsidiaries, which, individually or in the aggregate, would have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

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(iii) US LEC is, and has been, in material compliance in all material respects with the provisions of SOX applicable to it.

(iv) No action, audit, demand, claim, suit, proceeding, requirement or investigation by any Governmental Entity, and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting US LEC or any of its Subsidiaries or any of their respective properties, including Intellectual Property, is pending or, to the Knowledge of US LEC, threatened which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(v) Neither US LEC nor any of its Subsidiaries is, or at any time since January 1, 2004 has been, subject to any outstanding order, injunction or decree which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(vi) There are no material unresolved complaints, claims or disputes, or litigation or threatened litigation, between US LEC or any of its Subsidiaries and any inter-exchange carrier, local exchange carrier, wireless carrier or Voice over Internet Protocol provider, challenging any access charges or other inter-carrier compensation billed, allegedly owed, or paid, by or to US LEC or any of its Subsidiaries for the origination or termination of any interstate, intrastate, or local telecommunications traffic, including any traffic received from or delivered to any third-party carrier or provider or its end user(s).

(vii) No material US LEC Licenses or Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement, provided that the notices and approvals set forth in Section 3.2(c)(v)(D) of the US LEC Disclosure Schedule have been given or received, as appropriate.

(viii) The revenues, expenses, assets and liabilities on the books of US LEC and any of its Subsidiaries (including any related adjustments or reserves) accurately reflect, subject to GAAP, the reasonable likelihood and extent, under applicable tariffs, agreements and Communications Laws, that any intercarrier compensation billed or anticipated by US LEC or its Subsidiaries will be collected, and the reasonable likelihood that, and the extent to which, US LEC or its Subsidiaries will be required to pay any intercarrier compensation (whether or not already billed or claimed), including whether US LEC or its Subsidiaries will be required to refund any material intercarrier compensation amounts previously billed and collected or anticipated to be billed and collected by US LEC or its Subsidiaries as a result of their operations.

(ix) US LEC is in compliance with the NASDAQ Marketplace Rules applicable to it.

(h) Labor and Other Employment Matters. Except as may be disclosed in the US LEC SEC Documents, neither US LEC nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole: (i) US LEC and its Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employments practices and terms and conditions of employment; (ii) neither US LEC nor any of its Subsidiaries has received written notice of any charge or complaint against US LEC or any of its Subsidiaries pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other Governmental Entity regarding an unlawful employment practice; (iii) there is no labor strike, lockout, slowdown or stoppage pending or, to the Knowledge of US LEC, threatened or being carried out against US LEC or its Subsidiaries; and (iv) neither US LEC nor any of its Subsidiaries has received written notice that any representation or certification petition respecting the employees of US LEC or its Subsidiaries has been filed with the National Labor Relations Board or analogous Governmental Entity.

(i) Benefit Plans. Except as may be disclosed in the US LEC SEC Documents with respect to the matters set forth in this Section 3.2(i) (other than the first sentence of Section 3.2(i)(i)):

(i) Section 3.2(i)(i) of the US LEC Disclosure Schedule sets forth a true and complete list of each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock

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ownership, stock purchase, stock option or other equity compensation, phantom stock, stock-related or performance award, retirement, vacation, severance or termination pay, change in control, retention, disability, death benefit, hospitalization, medical, life insurance, loan, disability, and other similar material plan, agreement, policy or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, each material employment agreement, consulting agreement, termination or severance agreement, and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by US LEC or by any ERISA Affiliate, that together with US LEC would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which US LEC or an ERISA Affiliate of US LEC is party, whether written or oral, for the benefit of any current or former employee, officer or director of US LEC or any of its Subsidiaries (the “US LEC Benefit Plans”). None of the US LEC Benefit Plans is subject to Title IV of ERISA. With respect to the US LEC Benefit Plans, no event has occurred, and there exists no condition or set of circumstances, which has, or would reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole. Neither US LEC nor any of its Subsidiaries nor, to the Knowledge of US LEC, any other Person, has any express commitment, whether legally enforceable or not, to modify, change or terminate any US LEC Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or any other Applicable Law or administrative changes that do not increase the liabilities or obligations under any such plans.

(ii) Each US LEC Benefit Plan has been, in all material respects, administered and operated in accordance with its terms and Applicable Law, including ERISA and the Code. Each US LEC Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of US LEC, no condition exists that would reasonably be expected to adversely affect such qualification.

(iii) As of the date hereof, to the Knowledge of US LEC, no oral or written representation or commitment with respect to any material aspect of any US LEC Benefit Plan has been made to an employee or former employee of US LEC or any of its Subsidiaries by an authorized US LEC employee that is not materially in accordance with the written or otherwise pre-existing terms and provisions of such US LEC Benefit Plan.

(iv) There are no material unresolved claims or disputes under the terms of, or in connection with, any US LEC Benefit Plan (other than routine claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of US LEC, threatened with respect to any material claim or otherwise in connection with a US LEC Benefit Plan.

(v) No US LEC Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees of US LEC or any of its Subsidiaries after retirement or other termination of service, other than coverage mandated by Applicable Law or benefits the full cost of which is borne by the employee or former employee.

(vi) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any US LEC Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of US LEC or any of its Subsidiaries or limit the ability to amend or terminate any US LEC Benefit Plan or related trust. There is no contract, agreement, plan or arrangement with an employee or former employee of US LEC to which US LEC or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively, and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

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(j) Taxes. Except as may be disclosed in the US LEC SEC Documents:

(i) Each of US LEC and its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects, (B) timely paid (or there has been paid on its behalf) in full all material Taxes required to be paid by it, (C) made adequate provision in accordance with GAAP (or provision has been made on its behalf) for the payment of all material Taxes not yet due and (D) complied with all Applicable Laws relating to the payment and withholding of Taxes.

(ii) There are no material Liens for Taxes upon any property or assets of US LEC or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the US LEC financial statements provided prior to the date of this Agreement.

(iii) There is no audit, examination, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of US LEC or any of its Subsidiaries. Neither US LEC nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where US LEC or any of its Subsidiaries, as applicable, does not file a Tax Return, that US LEC or such Subsidiary is or may be subject to taxation by that jurisdiction.

(iv) All material Tax Returns of US LEC and each of its Subsidiaries, including any predecessors thereof, have been examined by the applicable Tax Authority or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired for all periods through and including December 31, 2001, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the US LEC financial statements provided prior to the date of this Agreement.

(v) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against US LEC or any of its Subsidiaries, and no power of attorney granted by either US LEC or any of its Subsidiaries with respect to any Taxes is currently in force.

(vi) Neither US LEC nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between or among US LEC and its Subsidiaries), and neither US LEC nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is US LEC) or (B) has any liability for the Taxes of any Person (other than US LEC or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(vii) Neither US LEC nor any of its Subsidiaries has (A) agreed to make nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; or (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii) US LEC is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

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(ix) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to US LEC or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement or ruling has been applied for and is currently pending.

(x) Neither US LEC nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2).

(k) Affiliate Transactions. Except as may be disclosed in the US LEC SEC Documents:

(i) As of the date of this Agreement, (A) there are no currently effective transactions, arrangements or Contracts between US LEC and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly-owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been heretofore disclosed in the US LEC SEC Documents, and (B) US LEC is not subject to any binding obligations with respect to any such transactions, arrangements or Contracts.

(ii) There are no personal loans, within the meaning of SOX, outstanding pursuant to which US LEC or any of its Subsidiaries has extended credit to any executive officer or director of US LEC or any of its Subsidiaries.

(l) Environmental Matters.

(i) Except as may be disclosed in the US LEC SEC Documents and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole: (i) the operations of US LEC and its Subsidiaries are, and, except for matters that have been fully resolved with the applicable Governmental Entity, at all times have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Environmental Permits; (ii) there are no pending or, to the Knowledge of US LEC, threatened Environmental Claims against US LEC or any of its Subsidiaries or involving any real property currently owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by US LEC or any of its Subsidiaries; (iii) to the Knowledge of US LEC, there are no pending or threatened Environmental Claims involving any real property formerly owned, operated or leased by US LEC or any of its Subsidiaries; (iv) to the Knowledge of US LEC, US LEC and its Subsidiaries have no Environmental Liabilities and have received no written allegations of any Environmental Liabilities, and, to the Knowledge of US LEC, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or formerly owned, operated or leased by US LEC or any of its Subsidiaries or operations thereon has resulted in or would reasonably be expected to result in Environmental Liabilities; and (v) all real property owned or operated by US LEC or any of its Subsidiaries is free of contamination from Hazardous Materials.

(ii) US LEC and its Subsidiaries have furnished to PAETEC copies of all environmental audits and other material documents in their possession or under their control that relate to the environmental condition of any real property currently or formerly owned, operated or leased by US LEC or any of its Subsidiaries or compliance by US LEC or any of its Subsidiaries with Environmental Laws.

(m) Intellectual Property. Except as may be disclosed in the US LEC SEC Documents with respect to the matters set forth in this Section 3.2(m) (other than Section 3.2(m)(i)):

(i) Section 3.2(m)(i) of the US LEC Disclosure Schedule sets forth a true and complete list of all Intellectual Property registrations and applications for registration owned by US LEC or its Subsidiaries other than registrations and applications for registration related to trade names and business names.

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(ii) Except as would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole:

(A) US LEC or a Subsidiary of US LEC is the sole and exclusive owner of or has a valid license to use or otherwise possesses, free and clear of all Liens except Permitted Liens, all Intellectual Property used in or necessary for the conduct of the business of US LEC and/or its Subsidiaries as currently conducted;

(B) all Intellectual Property set forth on Section 3.2(m)(i) of the US LEC Disclosure Schedule is valid, enforceable, in full force and effect and has not been abandoned or cancelled, and no claims are pending or, to the Knowledge of US LEC, have been threatened challenging the validity of such Intellectual Property or US LEC’s and its Subsidiaries’ ownership thereof;

(C) US LEC or a Subsidiary of US LEC has the right to bring actions for the infringement, misappropriation or other violation of all Intellectual Property owned by US LEC or its Subsidiaries;

(D) to the Knowledge of US LEC, the conduct of the business and operations of US LEC and its Subsidiaries as currently conducted does not infringe or otherwise conflict with, and as previously conducted has not infringed or otherwise conflicted with, the rights of any Person in respect of any Intellectual Property; no claim has been made, is pending, or, to the Knowledge of US LEC, is threatened that the conduct of the business and operations of US LEC and its Subsidiaries as previously conducted and as currently conducted violated or violates the asserted rights of any Person; and no licensing requests or other demands or notices of any kind have been made to US LEC or its Subsidiaries with respect to any Intellectual Property used by US LEC or its Subsidiaries in their business or operations as previously conducted or currently conducted;

(E) to the Knowledge of US LEC, none of the Intellectual Property owned by US LEC or its Subsidiaries is being infringed or otherwise violated by a third Person, no claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any Person by US LEC or any of its Subsidiaries, and none of the Intellectual Property owned by US LEC or its Subsidiaries is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Entity;

(F) US LEC and its Subsidiaries have taken all appropriate and timely actions reasonably necessary to ensure full ownership (including by assignment from employees where appropriate and from other Persons performing services for US LEC or any its Subsidiaries), protection and enforceability of all Intellectual Property owned by US LEC or its Subsidiaries under any Applicable Law (including by making and maintaining in full force and effect all necessary filings, registrations and issuances);

(G) US LEC and its Subsidiaries have taken all appropriate actions reasonably necessary to maintain the secrecy of all non-public Intellectual Property, including trade secrets, used in the business of US LEC and its Subsidiaries (including by requiring the execution of confidentiality agreements by employees or any other Person to whom such Intellectual Property has been made available).

(iii) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to the right of US LEC or any of its Subsidiaries to own or use any Intellectual Property, other than any such losses, impairments, payments, conflicts, or failure to obtain consents, which, individually or in the aggregate, would not have, or reasonably be expected to have, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(n) Compliance with Communications Laws. Except as may be disclosed in the US LEC SEC Documents:

(i) The operations of US LEC and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Laws and neither US LEC nor its Subsidiaries has

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done anything or failed to do anything which reasonably could be expected to cause the loss of any US LEC Licenses or Permits granted pursuant to applicable Communications Laws.

(ii) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the US LEC Licenses or Permits granted pursuant to applicable Communications Laws is pending or, to the Knowledge of US LEC, threatened before any Governmental Entity. No notices have been received by and no claims have been filed against US LEC or any of its Subsidiaries alleging failure to hold any requisite permits, regulatory approvals, licenses and other authorizations issued pursuant to applicable Communications Laws.

(o) Brokers. Except for fees payable to Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. (collectively, “Deutsche Bank”) and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s, intermediary or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of US LEC. US LEC has previously delivered to PAETEC a true and complete copy of the engagement letter between US LEC and Deutsche Bank and the engagement letter between US LEC and Houlihan Lokey.

(p) Opinion of Financial Advisors. US LEC has received the opinion of its financial advisor, Deutsche Bank Securities Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration with respect to the proposed combination of US LEC and PAETEC pursuant to this Agreement and the repurchase by US LEC, immediately prior to the Effective Time, of all the issued and outstanding shares of US LEC Preferred Stock pursuant to the Repurchase Agreement (the “US LEC Preferred Stock Repurchase”) is fair, from a financial point of view, to US LEC and the holders of US LEC Common Stock. US LEC has received the opinion of its financial advisor, Houlihan Lokey, dated the date of this Agreement, to the effect that, as of such date, assuming the consummation of the Mergers, the consideration to be paid by US LEC in connection with the US LEC Preferred Stock Repurchase is fair to US LEC from a financial point of view, and to the effect that, as of such date, the US LEC Exchange Ratio is fair to US LEC’s stockholders from a financial point of view.

(q) Contracts. (i) Except as may be disclosed in the US LEC SEC Documents, as of the date of this Agreement, none of US LEC or any of its Subsidiaries is a party to or bound by any: (A) Contract required to be filed by US LEC with the SEC pursuant to Item 601(b) (1), (2), (4) or (10) of Regulation S-K under the Securities Act or Item 1.01 of Form 8-K under the Exchange Act; (B) Contract with respect to material partnerships, joint ventures, acquisitions or dispositions; (C) Contract containing covenants of US LEC or any of its Subsidiaries purporting to limit in any material respect any material line of business, industry or geographical area in which US LEC or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto; (D) Contract that, individually or in the aggregate with other Contracts, would or would reasonably be expected to prevent, materially delay or materially impede US LEC’s ability to timely consummate the US LEC Merger or the other transactions contemplated by this Agreement; (E) indenture, mortgage, loan, guarantee or credit Contract under which PAETEC or any Subsidiary of US LEC has any outstanding indebtedness or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $1,500,000, other than any such indebtedness between US LEC (whether as creditor or debtor) and any wholly-owned Subsidiary of US LEC or between any wholly owned Subsidiaries of US LEC; (F) Contract relating to the sale, license, or lease by US LEC or any of its Subsidiaries of any IRUs or peering arrangements; or (G) Contract specifically concerning Intellectual Property (except for (x) non-exclusive, commercially available, off-the-shelf software programs for which US LEC pays an annual fee under any individual contract of less than $1,000,000, (y) Contracts with customers pursuant to which the customer and its Subsidiaries pay less than $1,000,000 annually under any individual contract and (z) Contracts with data suppliers pursuant to which US LEC and its Subsidiaries pay fees under any individual contract of less than $1,000,000 annually) that is material to the business of US LEC and its Subsidiaries, taken as a whole. Each such Contract described in clauses (A)-(G) above is referred to herein as a “US LEC Material Contract.”

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(ii) Each of the US LEC Material Contracts is valid and binding on US LEC and each of its Subsidiaries party thereto and, to the Knowledge of US LEC, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on US LEC and its Subsidiaries taken as a whole. There is no default under any US LEC Material Contract either by US LEC or any of its Subsidiaries party thereto or, to the Knowledge of US LEC, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by US LEC or any of its Subsidiaries party thereto or, to the Knowledge of US LEC, any other party thereto, in each case except as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on US LEC and its Subsidiaries taken as a whole. Complete and correct copies of each US LEC Material Contract (including any exhibits, annexes, attachments, supplements, amendments or modifications thereto, whether or not such exhibits, annexes, attachments, supplements, amendments or modifications have been filed with the SEC), have been delivered or made available to PAETEC prior to the date hereof.

(r) Real Property. Except as would not have, or reasonably be expected to have, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole, US LEC and its Subsidiaries own (i) good and valid title to the Owned Real Property and (ii) valid and enforceable leasehold interests with respect to the Leased Real Property, in each case subject to Permitted Liens. Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries taken as a whole, all Improvements with respect to the Real Property of US LEC and its Subsidiaries are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and, to the Knowledge of US LEC, there are no facts or conditions affecting any of such Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

(s) Right-of-Way Agreements and Network Facilities. Except as may be disclosed in the US LEC SEC Documents:

(i) Except in any such case as would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole, (A) each Right-of-Way Agreement is valid, legally binding, enforceable and in full force and effect, and neither US LEC nor any of its Subsidiaries is in breach of or default under any Right-of-Way Agreement, (B) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by US LEC or any of its Subsidiaries or permit termination, modification or acceleration by any third party under any Right-of-Way Agreement and (C) no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement.

(ii) To the Knowledge of US LEC, neither US LEC nor any of its Subsidiaries is in violation of any Applicable Laws which, individually or in combination with any others, would materially and adversely affect the ability of US LEC or any of its Subsidiaries to use any of the rights associated with the Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(iii) Except in any such case as would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole:

(A) All Owned Network Facilities and Leased Network Facilities: (x) are in Good Condition individually and in combination; (y) are, individually and in combination, operated, installed, and maintained by US LEC, US LEC’s Subsidiaries, or their contractors in a manner that is in compliance with (1) Industry Standards, (2) Customer Requirements, and (3) all Applicable Laws, and (z) comply, individually and in combination, with applicable performance standards.

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(B) US LEC owns, free of Liens other than Permitted Liens, all rights, titles, and interest in Owned Network Facilities and shall maintain such right, title and interest through the Closing Date. No third Person may revoke or otherwise encumber or interfere with such rights, title, and interest.

(C) Each Network Facility Agreement to which US LEC or any of its Subsidiaries is a party, is a valid, legally binding and enforceable agreement and is in full force and effect, and neither US LEC nor any of its Subsidiaries is in breach of or default under any Network Facility Agreement, (y) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by US LEC or any of its Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Network Facility Agreement, and (z) no third Person has repudiated, revoked, terminated or otherwise interfered with performance of or has the right to terminate, repudiate, revoke or otherwise interfere with the performance of any Network Facility Agreement.

(t) Tax-Free Treatment. Neither US LEC nor any of its Subsidiaries has taken (or caused to be taken) any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the US LEC Merger together with the PAETEC Merger from qualifying as an integrated series of transfers qualifying under Section 351 of the Code.

(u) Insurance. All material insurance policies of US LEC and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of US LEC reasonably has determined to be prudent in accordance with industry practices or as is required by Applicable Laws. Neither US LEC nor any of its Subsidiaries is in material breach or default, and neither US LEC nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of any of the material insurance policies of US LEC and its Subsidiaries. True and complete copies of all such material insurance policies have been made available to PAETEC.

(v) Customers and Suppliers.

(i) As of the date of this Agreement, neither (A) US LEC nor any of its Subsidiaries has received notice from any customer, or group of customers that are under common ownership or control, that (x) accounted for at least $1,000,000 of the aggregate products and services furnished by US LEC and its Subsidiaries in the fiscal year ended December 31, 2005 or (y) is expected, to the Knowledge of US LEC, to account for at least $1,000,000 of the aggregate products and services to be furnished by US LEC and its Subsidiaries in the fiscal year ending December 31, 2006, in each case, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has reduced or shall reduce purchases of, or has sought or is seeking to reduce the price it shall pay for, the products or services of US LEC or its Subsidiaries, nor (B) has US LEC or any US LEC Subsidiary received notice from any supplier, or group of suppliers that are under common ownership or control, that (x) accounted for at least $1,000,000 of the aggregate goods and services purchased by US LEC or any US LEC Subsidiary in the fiscal year ended December 31, 2005 or (y) is expected, to the Knowledge of US LEC, to account for at least $1,000,000 of the aggregate goods and services purchased by US LEC and the US LEC Subsidiaries in the fiscal year ending December 31, 2006, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to US LEC or any US LEC Subsidiary, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to the US LEC or a US LEC Subsidiary.

(ii) Except for requests for call detail records for billing purposes, neither US LEC nor any of its Subsidiaries is, as of the date hereof, involved in any dispute with, or has received any notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom US LEC or any

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US LEC Subsidiary does business, (A) with respect to any customer, or group of customers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 as of the date hereof, or (B) with respect to any supplier, or group of suppliers that are under common ownership or control, which involves an aggregate amount in excess of $1,000,000 as of the date hereof, relating to any transactions or commitments made, or any contracts or agreements entered into, by US LEC or any US LEC Subsidiary, on one hand, and such Person, on the other hand.

(w) Title to Property. US LEC and its Subsidiaries have good, valid and marketable title to each item of material owned personal property free and clear of all Liens other than Permitted Liens.

(x) State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to US LEC is applicable to the Mergers or the US LEC Voting Agreements or the other transactions contemplated hereby or thereby. The action of the Board of Directors of US LEC in approving this Agreement (and the transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the transactions provided for herein) the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

(y) US LEC Preferred Stock Agreements. As a result of the consummation of the transactions contemplated by the Repurchase Agreement, from and after the Effective Time, neither US LEC, the Company nor any other party to this Agreement shall have any obligations under the US LEC Preferred Stock Agreements (as defined in Section 8.3(v)), and no party to any US LEC Preferred Stock Agreement shall have any rights under any US LEC Preferred Stock Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.1 Conduct of Business.

(a) Each of PAETEC and US LEC agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 4.1(a) of the PAETEC Disclosure Schedule or Section 4.1(a) of the US LEC Disclosure Schedule, as the case may be, or as expressly provided by any other provision of this Agreement, or unless PAETEC and US LEC shall otherwise consent in advance in writing, which consent shall not be unreasonably withheld, delayed or conditioned and which consent shall only be required if consistent with Applicable Laws, each of PAETEC and US LEC shall, and shall cause each of its Subsidiaries (including the Company, Merger Sub U and Merger Sub P) to: (i) maintain its existence in good standing under Applicable Laws, (ii) subject to the restrictions and exceptions set forth in this Section 4.1(a), conduct its operations only in the ordinary and usual course of business consistent with past practice and (iii) use commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of each of it and its Subsidiaries and to preserve the current relationships of each of it and its Subsidiaries, with its customers, suppliers and other Persons with which it or any of its Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 4.1(a) of the PAETEC Disclosure Schedule or Section 4.1(a) of the US LEC Disclosure Schedule, as the case may be, or as expressly provided by any other provision of this Agreement, the US LEC Voting Agreements, the PAETEC Voting Agreements, the PAETEC Ancillary Agreement, the Repurchase Agreement or the Conversion Agreement (each as in effect on the date hereof), PAETEC and US LEC shall not and shall not permit any of their respective Subsidiaries to (unless otherwise required by Applicable Laws applicable to PAETEC and its Subsidiaries or US LEC and its Subsidiaries, respectively, or as otherwise specifically provided herein), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without

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the prior written consent of PAETEC or US LEC, respectively (which consent shall not be unreasonably withheld, delayed or conditioned and shall only be required if consistent with Applicable Laws):

(i) (A) except for the amendments to the certificate of incorporation and by-laws of the Company contemplated in this Agreement, amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents, as the case may be, (B) liquidate, merge or consolidate or enter into a similar transaction or (C) form or create any Subsidiary that is not a wholly-owned Subsidiary;

(ii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of, or other equity interests in, PAETEC or US LEC or any of their respective Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of PAETEC or US LEC or any of their respective Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options, warrants or other rights outstanding as of the date hereof under the PAETEC Stock Agreements, the US LEC Stock Plan or the US LEC Warrants, (B) the issuance of options under any PAETEC Benefit Plans or US LEC Benefit Plans, as in effect on the date hereof, respectively, provided that such option issuances are made in the ordinary course consistent with past practice, that no option issuances are made at or above the director, vice president, executive vice president or senior vice president level and that the number of shares of PAETEC Common Stock or US LEC Common Stock subject to such options does not exceed in the aggregate the amount set forth in Section 4.1(a)(ii) of the PAETEC Disclosure Schedule or Section 4.1(a)(ii) of the US LEC Disclosure Schedule, as the case may be, and (C) the issuance of payment-in-kind dividends with respect to the US LEC Preferred Stock in accordance with the terms thereof as in effect on the date hereof to the extent that such issuances are contemplated by the Repurchase Agreement, but only if such issuances do not result in the issuance of additional shares of US LEC Common Stock;

(iii) (A) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of PAETEC or US LEC, except for payment-in-kind dividends in respect of the US LEC Preferred Stock in the manner and to the extent contemplated by Section 4.1(a)(ii)(C), or (B) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Subsidiary, other than in the ordinary course or (C) enter into or amend any agreement with respect to the voting or registration of the capital stock of PAETEC or US LEC, provided, in the case of each of clauses (A) and (B) above, that any Subsidiary of PAETEC or US LEC may declare, make or pay dividends or other distributions to PAETEC or any of PAETEC’s Subsidiaries or US LEC or any of US LEC’s Subsidiaries, as the case may be;

(iv) (A) reclassify, combine, split or subdivide any of their capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of their capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or other securities other than in connection with the forfeiture of PAETEC Stock Unit Awards, PAETEC Options or US LEC Options as a result of terminations of employment or other forfeiture events specified therein in the ordinary course of business and consistent with past practice;

(v) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a Subsidiary of PAETEC or US LEC, respectively) for borrowed money, except for (x) indebtedness for borrowed money under or guarantees with respect to indebtedness under PAETEC’s or US LEC’s existing credit facilities, respectively, incurred and applied in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $1,500,000 in principal amount outstanding at any one time, (y) indebtedness not to exceed $1,000,000 in the aggregate incurred to finance acquisitions permitted pursuant to Section 4.1(a)(x) or (z) indebtedness of any Subsidiary of

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PAETEC or US LEC, to PAETEC or US LEC, respectively, or to any other Subsidiary of PAETEC or US LEC, respectively, or indebtedness of PAETEC or US LEC, respectively, to any Subsidiary of PAETEC or US LEC, respectively, (B) (x) terminate or cancel (other than a termination or cancellation due to the expiration of any term of any contract or any breach or nonperformance by any counterparty), or agree to any material change in, any PAETEC Material Contract or US LEC Material Contract, as the case may be, where such termination, cancellation or change would have an adverse effect on PAETEC and its Subsidiaries, or US LEC and its Subsidiaries, as the case may be (in each case taken as a whole), or (y) enter into (other than by extension of an existing contract or by entry into a new contract with an existing counterparty on terms substantially the same as those of the prior contract, in each case in the ordinary course of business consistent with past practice, provided that any such extension or new contract does not obligate US LEC or PAETEC or their respective Subsidiaries to make payments thereunder that exceed $500,000 in the aggregate) any contract which would be deemed to be a PAETEC Material Contract or a US LEC Material Contract, as the case may be, if entered into prior to the date hereof, except, for the purposes of this Section 4.1(a)(v)(B), the dollar amounts used to calculate whether a contract would be a PAETEC Material Contract or a US LEC Material Contract, respectively, shall be doubled or (C) make or authorize any loan to any Person (other than PAETEC or a Subsidiary of PAETEC, in the case of PAETEC or any Subsidiary of PAETEC, or US LEC or a Subsidiary of US LEC, in the case of US LEC or any Subsidiary of US LEC) outside the ordinary course of business consistent with past practice;

(vi) Except as required by Applicable Laws or by the terms of any existing US LEC Benefit Plan or PAETEC Benefit Plan as in effect on the date hereof or as otherwise set forth in Section 4.1(a)(vi) of the PAETEC Disclosure Schedule or Section 4.1(a)(vi) of the US LEC Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or other employees, agents or consultants, other than in the ordinary course of business consistent with past practice; (B) grant any rights to severance or termination pay to, or enter into any employment, consulting, severance or similar agreement with, any director, officer or other employee, or any agent or consultant; (C) grant any cash bonus, stock-based award or other incentive to any director, officer or other employee, agent or consultant, other than awards to newly hired officers or other employees, agents or consultants or pursuant to any existing US LEC Benefit Plan or PAETEC Benefit Plan as in effect on the date hereof, in each case, in the ordinary course of business consistent with past practice; (D) establish, adopt, enter into or amend any collective bargaining agreement (or other agreement or understanding with any trade union, works council or other employee representative body) or any US LEC Benefit Plan or PAETEC Benefit Plan; (E) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, settlement or funding under any US LEC Benefit Plan, any PAETEC Benefit Plan or any award agreement thereunder; or (F) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” or other entitlement to terminate employment and collect severance payments and benefits pursuant to such agreement;

(vii) make any material change in financial accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(viii) except as required by Applicable Laws, make, change or revoke any material Tax election or settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any material amended Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix) write up, write down or write off the book value of any assets, individually or in the aggregate, for PAETEC and its Subsidiaries, taken as a whole, or US LEC and its Subsidiaries, taken as a whole, respectively, other than (A) in the ordinary course of business, (B) as may be required by GAAP or (C) otherwise not in excess of $500,000;

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(x) acquire, dispose of, or agree to acquire from or agree to dispose to any Person, any assets, operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person, except in connection with (A) capital expenditures set forth in Section 4.1(a)(x) of the PAETEC Disclosure Schedule or Section 4.1(a)(x) of the US LEC Disclosure Schedule, in addition to other capital expenditures in the ordinary course of business consistent with past practice in amounts not to exceed $5,000,000 in the aggregate for the period commencing on the date hereof and ending on the Effective Time, as the case may be, or which are made from insurance proceeds, (B) in addition to capital expenditures permitted under clause (A) above, acquisitions or dispositions of inventory and other tangible assets in the ordinary course of business consistent with past practice, and (C) acquisitions and dispositions via arms-length transactions with one or more Persons that are not Affiliates of PAETEC or US LEC, as applicable (in addition to acquisitions and dispositions permitted under clauses (A) and (B) above), of assets, operations, businesses or securities up to $500,000 in the aggregate;

(xi) except as required by Applicable Laws or any judgment by a court of competent jurisdiction, pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than such payments, discharges, settlements or satisfactions made in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $1,000,000 (measured by consideration paid or received);

(xii) enter into any non-competition contract or other contract that purports to limit in any material respect either the type of business in which PAETEC or its Subsidiaries, or US LEC or its Subsidiaries, respectively, may engage or the manner or locations in which any of them may so engage in any business;

(xiii) except as otherwise permitted by this Section 4.1(a), make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course business and consistent with past practice;

(xiv) authorize or enter into any agreement, or otherwise make any commitment, to do any of the foregoing.

(b) Nothing contained in this Agreement shall give to either party, directly or indirectly, rights to control or direct the operations of the other party prior to the Effective Time in violation of Applicable Laws. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its own operations.

(c) PAETEC shall promptly provide US LEC with all (i) quarterly statements of income and cash flows of PAETEC and its consolidated Subsidiaries and (ii) quarterly consolidated balance sheets of PAETEC and its Subsidiaries, in each case for and as of the end of all quarterly periods after the date hereof until the Effective Time, commencing with the quarterly period ended June 30, 2006, as soon as such financial statements are prepared (and no later than such financial statements are distributed to PAETEC’s stockholders). Moreover, to the extent PAETEC prepares such financial statements on a more frequent basis than quarterly and distributes such financial statements to its stockholders, such financial statements shall be distributed at the same time to US LEC. Collectively, all of such quarterly financial statements of PAETEC are referred to in the Agreement as the “Prospective PAETEC Financial Statements.”

(d) PAETEC shall not permit the Company or any of its Subsidiaries to take, or commit to take, any action after the PAETEC Effective Time and prior to the US LEC Effective Time, except for the actions expressly set forth in this Agreement as actions to be taken by such Person during such period.

(e) PAETEC and PAETEC’s Subsidiaries shall maintain or cause their Owned Network Facilities and Leased Network Facilities, individually and in combination, to be maintained in Good Condition and in compliance, in all material respects, with performance standards, Industry Standards, Customer Requirements, and all Applicable Laws through the Closing Date. US LEC and US LEC’s Subsidiaries shall

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maintain or cause their Owned Network Facilities and Leased Network Facilities, individually and in combination, to be maintained in Good Condition and in compliance, in all material respects, with performance standards, Industry Standards, Customer Requirements and all Applicable Laws through the Closing Date.

SECTION 4.2 No Solicitation.

(a) Except as provided in Section 4.2(c) or 4.2(d), from the date hereof until the earlier of the Effective Time and the termination of this Agreement, none of PAETEC or US LEC, their respective Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained advisor) (collectively, “Representatives”) of PAETEC or US LEC or any of their respective Subsidiaries shall directly or indirectly (i) solicit, initiate or encourage or knowingly facilitate (including by way of furnishing information or entering into any agreements, arrangements or understandings) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, business combination, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving PAETEC or US LEC or any of their respective Subsidiaries that, if consummated, would constitute, or would reasonably be expected to constitute, an Alternative Transaction (as defined in Section 8.3(b)) (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Transaction Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or an Alternative Transaction Proposal, (iii) enter into any agreement regarding an Alternative Transaction or an Alternative Transaction Proposal, (iv) approve or endorse or agree to approve or endorse an Alternative Transaction or an Alternative Transaction Proposal or (v) make or effect a Change of Recommendation (as defined in Section 4.2(d)(ii)).

(b) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, PAETEC shall notify US LEC and US LEC shall notify PAETEC, as the case may be, promptly (but in no event later than 24 hours) after receipt of any Alternative Transaction Proposal, or any material modification of or material amendment to any Alternative Transaction Proposal or any request for nonpublic information relating to PAETEC or US LEC, respectively, or any of their respective Subsidiaries relating to any Alternative Transaction Proposal. Such notice to PAETEC or US LEC, as the case may be, shall be made orally and in writing, and shall indicate the identity of the Person making the Alternative Transaction Proposal or such request and the material terms of any such Alternative Transaction Proposal or any material modification or material amendment to an Alternative Transaction Proposal (including a copy thereof if such Alternative Transaction Proposal or material modification or material amendment is in writing). From the date hereof until the earlier of the Effective Time and the termination of this Agreement, PAETEC shall keep US LEC and US LEC shall keep PAETEC reasonably informed on a current basis of any material changes in the status and any material changes or modifications in the terms of any such Alternative Transaction Proposal, indication or request. US LEC or PAETEC, as the case may be, shall provide the other party with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal or Alternative Transaction.

(c) Superior Proposals. Notwithstanding anything to the contrary contained in Section 4.2(a), in the event that US LEC or PAETEC, as the case may be, receives an unsolicited, bona fide written Alternative Transaction Proposal that is determined (in accordance with Section 8.3(t)) to be, or is reasonably likely to be, a Superior Proposal (as defined in Section 8.3(t)), it may then take the following actions (but only (1) if and to the extent that (y) its Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Laws, and (z) US LEC or PAETEC, as the case may be, has given the other party at least two business days prior written notice of its intention to take any of the following actions and (2) if it shall not have breached in any material respect any of the provisions of this Section 4.2):

(i) Furnish nonpublic information to the Person or group of Persons making such Superior Proposal, provided that (A) prior to furnishing any such nonpublic information, it receives from such

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Person or group of Persons an executed confidentiality and standstill agreement containing terms at least as restrictive as the terms contained in the Confidentiality Agreement, dated as of June 23, 2006, between US LEC and PAETEC (the “CDA”) and (B) contemporaneously with furnishing any such nonpublic information to such Person or group of Persons, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished to such party); and

(ii) Engage in discussions or negotiations with such Person or group of Persons with respect to such Superior Proposal.

(d) Changes of Recommendation.

(i) In response to the receipt of an unsolicited, bona fide written Alternative Transaction Proposal which is determined (in accordance with Section 8.3(t)) to be a Superior Proposal, the Board of Directors of US LEC or PAETEC, as the case may be, may make a Change of Recommendation, if all of the following conditions in clauses (A) through (E) are met:

(A) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(B) the US LEC Stockholder Approval or the PAETEC Stockholder Approval, as the case may be, has not occurred;

(C) US LEC or PAETEC, as the case may be, has (1) complied with the provisions of Sections 4.2(b) and 4.2(c) of this Agreement, (2) provided to the other party hereto four business days’ prior written notice which shall state expressly that it intends to effect a Change of Recommendation and the manner in which it intends to do so and (3) during the aforementioned period, if requested by the other party hereto, engaged in good faith negotiations so that the other party is able to make a revised proposal to amend this Agreement in such a manner that the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal;

(D) the Board of Directors of US LEC or PAETEC, as the case may be, has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Laws; and

(E) US LEC or PAETEC, as the case may be, shall not have breached in any material respect any of the provisions set forth in this Section 4.2.

(ii) A “Change of Recommendation” shall mean the withholding, withdrawal, amendment, qualification or modification of the Board of Directors’ recommendation in favor of, in the case of PAETEC, adoption and approval of this Agreement and the transactions contemplated hereby, and, in the case of US LEC, adoption and approval of this Agreement and the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan, and, in the case of a tender or exchange offer made directly to US LEC’s stockholders or PAETEC’s stockholders, as the case may be, a recommendation that US LEC’s stockholders or PAETEC’s stockholders, as the case may be, accept the tender or exchange offer.

(e) Nothing contained in this Section 4.2 shall prohibit PAETEC or US LEC or their respective Subsidiaries from taking and disclosing to their respective stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

(f) PAETEC and its Subsidiaries, and US LEC and its Subsidiaries, respectively, shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than

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US LEC or PAETEC, respectively) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than PAETEC or US LEC who have been furnished confidential information regarding PAETEC or US LEC in connection with the solicitation of or discussions regarding an Alternative Transaction Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Each of PAETEC and US LEC agree not to, and to cause their respective Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which PAETEC or US LEC or any of their respective Subsidiaries is or may become a party and to use its reasonable best efforts to enforce, to the fullest extent permitted by Applicable Laws, the provisions of any such confidentiality and standstill provisions.

(g) PAETEC and US LEC shall use their respective reasonable best efforts to inform their respective Representatives of the restrictions described in this Section 4.2. It is understood that any violation of the restrictions set forth in this Section 4.2 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained advisor) of PAETEC or its Subsidiaries, or US LEC or its Subsidiaries, respectively, at the direction or with the consent of PAETEC or US LEC, respectively, or their respective Subsidiaries, as the case may be, shall be deemed to be a breach of this Section 4.2 by PAETEC or US LEC, respectively.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1 Preparation of SEC Documents; Stockholders’ Meetings.

(a) As soon as practicable following the date of this Agreement, US LEC and PAETEC shall prepare the Joint Proxy Statement and US LEC, the Company and PAETEC shall prepare and the Company shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of the Company, US LEC and PAETEC shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. US LEC shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to US LEC’s stockholders, and PAETEC shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to PAETEC’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Subject to Section 4.2(d), the Joint Proxy Statement shall contain the Recommendations. The Company, PAETEC and US LEC shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Company Common Stock in the Mergers, the conversion of PAETEC Warrants and US LEC Warrants into Company Warrants, the conversion of PAETEC Options and US LEC Options into options to acquire Company Common Stock, and the conversion of PAETEC Unit Awards and US LEC Purchase Rights into stock units and purchase rights, respectively, with respect to Company Common Stock. PAETEC shall furnish to US LEC all information concerning PAETEC and the holders of PAETEC Common Stock, PAETEC Warrants, PAETEC Options and PAETEC Unit Awards, as may be reasonably requested by US LEC in connection with any such action. US LEC shall furnish to the Company and PAETEC all information concerning US LEC and the holders of US LEC Common Stock, US LEC Warrants, US LEC Options and US LEC Purchase Rights as may be reasonably requested by the Company in connection with such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement and no response to SEC comments thereon shall be made by (i) the Company or PAETEC or (ii) US LEC without US LEC’s or PAETEC’s (as applicable) prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing US LEC or PAETEC, as applicable, the opportunity to review and comment thereon, unless (x) the Company or PAETEC or (y) US LEC would be in violation of Applicable Laws if it were to delay such filing, amendment or supplement in order to receive such prior consent (provided that the Company and PAETEC and US LEC shall use its reasonable best efforts to provide US LEC or PAETEC, as applicable, with the opportunity to review and comment thereon). The Company or PAETEC shall advise

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US LEC, promptly after it receives oral or written notice thereof, of the time when the Form S-4 has been declared effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Company Common Stock or the Company Warrants issuable in connection with the Mergers for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information and shall promptly provide the other with copies of any written communication from the SEC or any state securities commission. The Company, PAETEC and US LEC shall prepare any written response to any such SEC comments. If at any time prior to the Effective Time any information relating to US LEC or PAETEC or any of their respective Affiliates, officers or directors should be discovered by US LEC or PAETEC which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of US LEC and PAETEC.

(b) Each of PAETEC and US LEC shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, take all action necessary in accordance with Applicable Laws and the PAETEC Organizational Documents, in the case of PAETEC, and Applicable Laws and the US LEC Organizational Documents, in the case of US LEC, to duly give notice of, convene and hold a meeting of their stockholders, respectively, to be held as promptly as practicable to consider, in the case of US LEC, the adoption of this Agreement and approval of the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan (the “US LEC Stockholders’ Meeting”) and, in the case of PAETEC, the adoption of this Agreement and the approval of the transactions contemplated hereby (the “PAETEC Stockholders’ Meeting”). Subject to Section 4.2(d), each of PAETEC and US LEC shall use reasonable best efforts to solicit from their stockholders, respectively, proxies in favor of, in the case of US LEC, the adoption of this Agreement and the approval of the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan, and in the case of PAETEC, the adoption of this Agreement and the approval of the transactions contemplated hereby, and shall take all other action necessary or advisable to secure the vote or consent of their stockholders, respectively, required by Applicable Laws and, in the case of US LEC, the NASDAQ Marketplace Rules, to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, PAETEC or US LEC may adjourn or postpone the PAETEC Stockholders’ Meeting or the US LEC Stockholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to their respective stockholders, in advance of a vote on, in the case of US LEC, the adoption of this Agreement and the approval of the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan, and in the case of PAETEC, the adoption of this Agreement and the approval of the transactions contemplated hereby, or, if, as of the time for which the PAETEC Stockholders’ Meeting or the US LEC Stockholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of PAETEC Common Stock or US LEC Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Each of PAETEC and US LEC shall ensure that the PAETEC Stockholders’ Meeting and the US LEC Stockholders’ Meeting, respectively, are called, noticed, convened, held and conducted, and that all proxies solicited in connection with the PAETEC Stockholders’ Meeting or the US LEC Stockholders’ Meeting, as the case may be, are solicited in compliance with Applicable Laws, and, in the case of PAETEC, the PAETEC Organizational Documents, and, in the case of US LEC, the US LEC Organizational Documents and the NASDAQ Marketplace Rules. Without the prior written consent of PAETEC, the adoption of this Agreement and the approval of the transactions contemplated hereby, the Company Charter Amendment and the New Equity Plan shall be the only matters which US LEC shall propose to be acted on by US LEC’s stockholders at the US LEC Stockholders’ Meeting. Notwithstanding any other provision of this Agreement to the contrary, if US LEC is required under Applicable Laws to submit additional matters contemplated hereby to a vote of its

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stockholders, US LEC shall be authorized and required hereunder to submit approval of such matters to its stockholders, the term “US LEC Stockholder Approval” as used herein shall be deemed to include reference to approval of such matters by a vote of US LEC’s stockholders, the term “US LEC Stockholders’ Meeting” as used herein shall be deemed to include reference to submission of such matters to a vote of US LEC’s stockholders, and any representation and warranty by US LEC herein with respect to stockholder votes or consents required to be obtained by US LEC shall be deemed to refer to such matters. Without the prior written consent of US LEC, the adoption of this Agreement and the approval of the transactions contemplated hereby shall be the only matters which PAETEC shall propose to be acted on by PAETEC’s stockholders at the PAETEC Stockholders’ Meeting. Notwithstanding any other provision of this Agreement to the contrary, if PAETEC is required under Applicable Laws to submit additional matters contemplated hereby to a vote of its stockholders, PAETEC shall be authorized and required hereunder to submit approval of such matters to its stockholders, the term “PAETEC Stockholder Approval” as used herein shall be deemed to include reference to approval of such matters by a vote of PAETEC’s stockholders, the term “PAETEC Stockholders’ Meeting” as used herein shall be deemed to include reference to submission of such matters to a vote of PAETEC’s stockholders, and any representation and warranty by PAETEC herein with respect to stockholder votes or consents required to be obtained by PAETEC shall be deemed to refer to such matters.

(c) Each of PAETEC and US LEC shall use reasonable best efforts to hold the PAETEC Stockholders’ Meeting and US LEC Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.

SECTION 5.2 Accountant’s Letters. Each of PAETEC and US LEC shall use reasonable best efforts to cause to be delivered to the other party two letters from their respective independent accountants, one dated approximately as of the date the Form S-4 is declared effective and one dated approximately as of the Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to the other party and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 5.3 Access to Information; Confidentiality.

(a) Subject to the CDA and Applicable Laws, each of US LEC and PAETEC shall, and shall cause each of their respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors, financing sources and other representatives of such other party, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party) and, during such period and subject to the CDA and Applicable Laws, each of US LEC and PAETEC shall, and shall cause each of their respective Subsidiaries to, make available to the other party (i) a copy of each material report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other material information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Each of US LEC and PAETEC shall hold and keep confidential, and shall cause their respective officers and employees and shall direct its accountants, counsel, financial advisors and other representatives and Affiliates to hold and keep confidential, any nonpublic information in accordance with the terms of the CDA.

SECTION 5.4 Reasonable Best Efforts.

(a) Upon the terms of, and subject to the conditions set forth in, this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be

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done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under this Agreement and Applicable Laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts: (i) to prepare and file all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain, as promptly as practicable, all waivers, consents, clearances, licenses, orders, registrations, permits, approvals and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the Mergers and each other transaction contemplated by this Agreement, including all filings required under the HSR Act and the Communications Act, (ii) subject to the terms of Section 5.4(c), to obtain all such material consents, clearances, waivers, licenses, registrations, permits, approvals, orders and authorizations as are necessary or advisable to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of all such material consents, clearances, waivers, licenses, registrations, permits, approvals, orders and authorizations, provided that neither party shall be required to offer or agree to an order that requires (A) the divestiture of any properties, assets, operations or businesses, (B) holding separate any properties, assets, operations or businesses, pending the satisfaction or termination of any such conditions, restrictions or agreements affecting ownership of any such assets (or any portion thereof) as may be necessary to permit the parties to fully complete the transactions contemplated by this Agreement, and/or (C) satisfying any additional conditions imposed by Governmental Entities with respect to the Mergers and the other transactions contemplated by this Agreement, if such divestiture, hold separate requirement and/or satisfaction of additional conditions would reasonably be expected to have a material adverse effect on the Company, the US LEC Surviving Corporation, the PAETEC Surviving Corporation and their respective Subsidiaries, taken as a whole, after the Mergers, (iii) to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) to execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of, this Agreement. In furtherance of the foregoing, the parties shall cooperate and use reasonable best efforts to determine and agree upon, within two weeks of the date hereof, a list of those Governmental Entities in foreign jurisdictions, if any, to which it may be necessary or appropriate to submit any filings, notifications or registrations or take any other actions in connection with regulatory or legal requirements of such Governmental Entities relating to the transactions contemplated hereby; provided that the foregoing shall not affect or otherwise modify the closing conditions in Sections 6.1(b), 6.1(c) and 6.1(d). Subject to Applicable Laws relating to the exchange of information, PAETEC and US LEC shall have the right to review in advance, and to the extent reasonably practicable each shall consult the other with respect to, all the information relating to PAETEC and its Subsidiaries or US LEC and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(b) Each of US LEC (and its Subsidiaries) and PAETEC (and its Subsidiaries) shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with the efforts referenced above in obtaining all required approvals or consents of all Governmental Entities, including the SEC, the FCC, the Federal Trade Commission and/or the United States Department of Justice. In that regard, each party shall, without limitation: (i) promptly notify the other of, and if in writing furnish the other with copies of (or, in the case of oral communications, advise the other orally of), any communications from or with any Governmental Entity with respect to the PAETEC Merger, the US LEC Merger, or any of the other transactions contemplated by this Agreement; (ii) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any proposed oral) communication with any such Governmental Entity with respect to the PAETEC Merger, the US LEC Merger, or any of the other transactions contemplated by this Agreement; (iii) not participate in any meeting or oral communication with any such Governmental Entity with respect to the PAETEC Merger, the

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US LEC Merger, or any of the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat; (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to the PAETEC Merger, the US LEC Merger, or any of the other transactions contemplated by this Agreement and the Mergers; and (v) furnish the other party with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of US LEC (and its Subsidiaries) and PAETEC (and its Subsidiaries) may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “outside counsel only.” Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (US LEC or PAETEC, as the case may be) or its legal counsel.

(c) In connection with the filings referenced in Sections 5.4(a) and 5.4(b), the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Notwithstanding the foregoing, nothing contained herein shall be deemed to require the Company, US LEC or PAETEC to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect on the Company, the US LEC Surviving Corporation, the PAETEC Surviving Corporation, and their respective Subsidiaries, taken as a whole, after the Mergers.

(d) PAETEC and its Subsidiaries and US LEC and its Subsidiaries shall, upon reasonable notice, provide, and shall cause their respective officers, employees and representatives to provide, all cooperation reasonably requested by the other parties in connection with (i) obtaining the Financing (as defined in Section 5.14(a)) or the alternative financing contemplated by Section 5.14(a), (ii) completing the actions contemplated by Sections 5.14(b) and 5.14(c) and (iii) the repayment, repurchase, redemption, defeasance, modification, refinancing, or assumption, of all rights, duties and obligations, contingent or otherwise, of the other parties (as applicable) and its Subsidiaries in respect of such other parties’ financings described in Section 5.4(d) of the US LEC Disclosure Schedule or Section 5.4(d) of the PAETEC Disclosure Schedule, as the case may be; provided that, notwithstanding the foregoing, no cooperation or other assistance shall be required if such cooperation or other assistance would unreasonably disrupt the business or operations of such party or any of its Subsidiaries.

SECTION 5.5 Indemnification and Insurance.

(a) From and after the Effective Time, the Company, the US LEC Surviving Corporation and the PAETEC Surviving Corporation shall fulfill and honor in all respects the obligations of each of US LEC and PAETEC pursuant to any indemnification agreements between US LEC or PAETEC, respectively, and each of their respective present or former directors, officers and employees in effect immediately prior to the Effective Time, subject to Applicable Laws. For at least six years after the Effective Time, each of the Company and the Surviving US LEC Corporation shall jointly and severally indemnify and hold harmless the present and former officers and directors of US LEC and its Subsidiaries (the “US LEC Indemnified Parties”) for any costs, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such Person is or was an officer, director or employee of US LEC or any of its Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time (including those related to this

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Agreement and the transactions contemplated hereby), and shall advance expenses in respect thereof, in each case, to the fullest extent permitted by Applicable Laws. For at least six years after the Effective Time, each of the Company and the Surviving PAETEC Corporation shall jointly and severally indemnify and hold harmless the present and former officers and directors of PAETEC and its Subsidiaries (the “PAETEC Indemnified Parties” and together with the US LEC Indemnified Parties, the “Indemnified Parties”) for any costs, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such Person is or was an officer, director or employee of PAETEC or any of its Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time (including those related to this Agreement and the transactions contemplated hereby), and shall advance expenses in respect thereof, in each case, to the fullest extent permitted by Applicable Laws.

(b) For a period of six years after the Effective Time, the Company shall use reasonable best efforts to cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by US LEC with respect to claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided that the Company may substitute therefor new policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous than such current policies to former officers and directors of US LEC only with respect to claims arising from facts or events which occurred at or before the Effective Time; and provided, further, that if the aggregate annual premiums for any such current or new policies at any time during such six-year period would exceed 300% of the per annum premium rate paid by US LEC and its Subsidiaries as of the date hereof for such current policies, then the Company shall use reasonable best efforts to provide as much coverage under such current or new policies as is then available at such aggregate annual premiums up to 300% of such per annum premium rate.

(c) For a period of six years after the Effective Time, the Company shall use reasonable best efforts to cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by PAETEC with respect to claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided that the Company may substitute therefor new policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous than such current policies to former officers and directors of PAETEC, as the case may be, only with respect to claims arising from facts or events which occurred at or before the Effective Time; and provided, further, that if the aggregate annual premiums for any such current or new policies at any time during such six-year period would exceed 300% of the per annum premium rate paid by PAETEC and its Subsidiaries as of the date hereof for such current policies, then the Company shall use reasonable best efforts to provide as much coverage under such current or new policies as is then available at such aggregate annual premiums up to 300% of such per annum premium rate.

(d) Notwithstanding anything herein to the contrary and to the maximum extent permitted by Applicable Laws, if any claim, action, suit, proceeding or investigation is made or brought against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.5 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) If the Company, US LEC or PAETEC or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Company, US LEC or PAETEC shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.5.

(f) The provisions of this Section 5.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

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SECTION 5.6 Fees and Expenses. Except as set forth in this Section 5.6 and in Section 7.2, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that PAETEC shall bear and pay two-thirds of the aggregate costs and expenses incurred by the Company, US LEC and PAETEC, and US LEC shall bear and pay one-third of the aggregate costs and expenses incurred by the Company, US LEC and PAETEC (other than attorneys’ fees, accountants’ fees and related expenses) in connection with (i) the filing, printing and mailing of the Form S-4 (including financial statements and exhibits), the Joint Proxy Statement (including SEC filing fees) and any preliminary materials related thereto, (ii) the filing of all notices and/or petitions for regulatory approval required by the FCC and relevant state public service or public utility commissions or similar state regulatory bodies, and (iii) the filings of the premerger notification and report forms under the HSR Act.

SECTION 5.7 Public Announcements. Neither PAETEC nor US LEC shall, and neither PAETEC nor US LEC shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld, delayed or conditioned) of US LEC, in the case of a proposed announcement or statement by PAETEC, or PAETEC, in the case of a proposed announcement or statement by US LEC; provided, however, that US LEC may, without the prior consent of PAETEC, and PAETEC may, without the prior consent of US LEC (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by Applicable Law or by the NASDAQ Marketplace Rules.

SECTION 5.8 Listing. The Company shall use reasonable best efforts to cause the Company Common Stock issuable under Article II and any other shares of Company Common Stock to be reserved for issuance following consummation of the Mergers (including any shares of Company Common Stock issuable pursuant to the PAETEC Warrants, the PAETEC Options, the PAETEC Unit Awards, the US LEC Warrants, the US LEC Options or the US LEC Purchase Rights upon their assumption and conversion hereunder) to be authorized for listing on NASDAQ or, if listing on NASDAQ is not reasonably practicable, the NASDAQ Capital Market, upon official notice of issuance.

SECTION 5.9 Tax-Free Treatment.

(a) Neither US LEC nor PAETEC or any of their respective Subsidiaries shall take or cause to be taken any action (including agreeing to any transaction or entering into any agreement) that would result in the US LEC Merger together with the PAETEC Merger to fail to qualify as an integrated series of transfers under Section 351 of the Code. US LEC and PAETEC shall use all reasonable efforts, and shall cause their respective Subsidiaries to use all reasonable efforts, to cause the US LEC Merger together with the PAETEC Merger to qualify as an integrated series of transfers under Section 351 of the Code.

(b) US LEC and PAETEC and each of their respective Subsidiaries shall not take any position on any Tax Return inconsistent with the treatment of the US LEC Merger together with the PAETEC Merger as an integrated series of transfers under Section 351 of the Code, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code.

(c) Officers of US LEC and PAETEC shall execute and deliver to Skadden, Arps, Slate, Meagher and Flom LLP, (“US LEC’s Counsel”) and Hogan & Hartson L.L.P. (“PAETEC’s Counsel”) certificates (the “Tax Representation Letters”) substantially in the form agreed to by the parties and their counsel at such time or times as may be reasonably requested by such tax counsel, including in connection with the distribution of Form S-4 and on the Closing Date. Each of US LEC, PAETEC and each of their respective Subsidiaries shall use its reasonable best efforts not to take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which failure or inaction would cause to be untrue) any of the statements included in the Tax Representation Letters.

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SECTION 5.10 Conveyance Taxes. PAETEC and US LEC shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

SECTION 5.11 Equity Awards and Employee Benefits.

(a) PAETEC and US LEC Equity Awards.

(i) Stock Options, Warrants and Rights. At the Effective Time, each then outstanding PAETEC Option, each then outstanding PAETEC Warrant, each then outstanding US LEC Option, each then outstanding right to acquire US LEC Common Stock under the US LEC Purchase Plan (each, a “US LEC Purchase Right”) and each then outstanding US LEC Warrant, in each case, whether or not vested or exercisable at the Effective Time, shall be assumed by the Company and converted into an option, right or warrant, as applicable, to purchase Company Common Stock on the same terms and conditions applicable to such PAETEC Option, PAETEC Warrant, US LEC Option, US LEC Purchase Right or US LEC Warrant, as applicable (including any applicable option award agreement, warrant instrument or other document evidencing such PAETEC Option, PAETEC Warrant, US LEC Option, US LEC Purchase Right or US LEC Warrant, as applicable), immediately prior to the Effective Time, including existing vesting and exercisability provisions without any acceleration thereof, except that:

(A) each assumed PAETEC Option or each assumed PAETEC Warrant, as applicable, when exercisable, shall be exercisable for that number of whole shares of Company Common Stock equal to the product of the number of shares of PAETEC Common Stock that were subject to such assumed PAETEC Option or assumed PAETEC Warrant, as applicable, immediately prior to the Effective Time multiplied by the PAETEC Exchange Ratio, rounded down to the nearest whole share;

(B) the per share exercise price for the shares of Company Common Stock issuable upon exercise of each assumed PAETEC Option or each assumed PAETEC Warrant, as applicable, shall be equal to the quotient determined by dividing the per share exercise price of PAETEC Common Stock of each assumed PAETEC Option or each assumed PAETEC Warrant, as applicable, by the PAETEC Exchange Ratio, rounded up to the nearest whole cent;

(C) with respect to each assumed PAETEC Warrant, consummation of the Mergers shall be deemed an “Initial Public Offering” for purposes of the exercisability of such PAETEC Warrant;

(D) each assumed US LEC Option, each assumed US LEC Purchase Right or each assumed US LEC Warrant, as applicable, when exercisable, shall be exercisable for that number of whole shares of Company Common Stock equal to the product of the number of shares of US LEC Common Stock that were subject to such assumed US LEC Option, assumed US LEC Purchase Right or assumed US LEC Warrant, as applicable, immediately prior to the Effective Time multiplied by the US LEC Exchange Ratio, rounded down to the nearest whole share; and

(E) the per share exercise price for the shares of Company Common Stock issuable upon exercise of each such assumed US LEC Option, each such assumed US LEC Purchase Right or each such assumed US LEC Warrant, as applicable, shall be equal to the quotient determined by dividing the per share exercise price of US LEC Common Stock of such assumed US LEC Option, assumed US LEC Purchase Right or assumed US LEC Warrant, as applicable, by the US LEC Exchange Ratio, rounded up to the nearest whole cent.

Notwithstanding the foregoing, the conversion of any PAETEC Option or US LEC Option that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code into an option to purchase Company Common Stock, and the conversion of a US LEC Purchase Right into a

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right to purchase Company Common Stock, shall be made so as not to constitute a “modification” of such PAETEC Option, US LEC Option or US LEC Purchase Right within the meaning of Section 424 of the Code.

(ii) PAETEC Units. At the Effective Time, each then outstanding award of stock units relating to PAETEC Common Stock granted by PAETEC under the PAETEC Executive Incentive Plan or the PAETEC 2001 Plan (each, a “PAETEC Unit Award”) shall be assumed by the Company and converted into stock units relating to Company Common Stock on the same terms and conditions applicable to such assumed PAETEC Unit Award (including any applicable stock unit award agreement or other document evidencing such PAETEC Unit Award) immediately prior to the Effective Time, including existing vesting and delivery provisions without any acceleration thereof, except that each PAETEC Unit Award shall represent the right to receive that number of whole shares of Company Common Stock equal to the product of the number of shares of PAETEC Common Stock that were subject to such assumed PAETEC Unit Award immediately prior to the Effective Time multiplied by the PAETEC Exchange Ratio, rounded down to the nearest whole share.

(iii) Effective as of the Effective Time, the Company shall assume the PAETEC Stock Plans only to the extent that the PAETEC Plan Options, the PAETEC Plan Warrants and the PAETEC Unit Awards which shall be assumed by the Company and converted into awards relating to the Company Common Stock pursuant to this Section 5.11(a) were issued pursuant to the PAETEC Stock Plans. Effective as of the Effective Time, the Company shall assume (A) the US LEC Purchase Plan and (B) the US LEC Stock Plan only to the extent that the US LEC Stock Options which shall be assumed by the Company and converted into awards relating to the Company Common Stock pursuant to this Section 5.11(a) were issued pursuant to the US LEC Stock Plan.

(iv) Each of PAETEC and US LEC shall take all corporate action necessary (including in the case of PAETEC, amending any PAETEC Stock Agreements), so that, as of the Effective Time, (1) each PAETEC Option, each PAETEC Unit Award, each PAETEC Warrant, each US LEC Option, each US LEC Purchase Right and each US LEC Warrant is treated in accordance with the applicable provisions of Sections 5.11(a)(i), (a)(ii) and (a)(iii), and (2) assuming approval of the New Equity Plan pursuant to Section 5.11(e), each of the PAETEC Stock Plans and the US LEC Stock Plan shall terminate to the extent such plan is not assumed by the Company pursuant to Section 5.11(a)(iii). As soon as reasonably practicable following the Effective Time, the Company shall (A) issue to each holder of an assumed PAETEC Option, an assumed PAETEC Unit Award, an assumed PAETEC Warrant, an assumed US LEC Option, an assumed US LEC Purchase Right or an assumed US LEC Warrant, a document evidencing the foregoing assumption of such PAETEC Option, PAETEC Unit Award, PAETEC Warrant, US LEC Option, US LEC Purchase Right or US LEC Warrant, as applicable, and (B) issue appropriate notices setting forth such holder’s rights pursuant to the foregoing awards, including the effect of the Mergers on such awards. Prior to the Effective Time, the Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery in connection with the exercise or settlement of the assumed PAETEC Options, assumed PAETEC Unit Awards, assumed PAETEC Warrants, assumed US LEC Options, assumed US LEC Purchase Rights and assumed US LEC Warrants. As soon as reasonably practicable following the Closing Date, subject to applicable SEC rules and regulations, the Company shall register the offering and sale by the Company of the shares of Company Common Stock subject to the assumed PAETEC Options, assumed PAETEC Unit Awards, assumed US LEC Options and assumed US LEC Purchase Rights on Form S-8 (or any successor form), and the Company shall maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as such awards remain outstanding.

(v) Each of the Company, PAETEC and US LEC shall take all corporate action necessary to ensure that, as of the Effective Time, the agreements or other arrangements set forth in Section 5.11(a)(v) of the PAETEC Disclosure Schedule and Section 5.11(a)(v) of the US LEC Disclosure Schedule are assumed by the Company.

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(b) Effective as of the Closing, the Company shall, and shall cause its Subsidiaries (including the US LEC Surviving Corporation) to, continue the employment of each employee of US LEC who was employed by US LEC or its Subsidiaries immediately prior to the Closing (the “Continuing US LEC Employees”) on terms and conditions with respect to salary and wages that are substantially similar to those terms and conditions in effect as of immediately prior to the Closing. Nothing in this Agreement shall be construed as prohibiting the Company and its Subsidiaries (including the US LEC Surviving Corporation) from terminating the employment of any employee of US LEC and its Subsidiaries (including the US LEC Surviving Corporation) for any reason following the Closing Date. Effective as of the Closing, the Company shall, and shall cause its Subsidiaries (including the PAETEC Surviving Corporation) to, continue the employment of each employee of PAETEC who was employed by PAETEC or its Subsidiaries immediately prior to the Closing (the “Continuing PAETEC Employees”; Continuing PAETEC Employees and Continuing US LEC Employees being referred to collectively as the “Continuing Employees”) on terms and conditions with respect to salary and wages that are substantially similar to those terms and conditions in effect as of immediately prior to the Closing. Nothing in this Agreement shall be construed as prohibiting the Company and its Subsidiaries (including the PAETEC Surviving Corporation) from terminating the employment of any employee of PAETEC and its Subsidiaries (including the PAETEC Surviving Corporation) for any reason following the Closing Date.

(c) To the extent that, following the Closing Date, a Continuing US LEC Employee commences participation in a PAETEC Benefit Plan or any employee benefit plan, program, agreement, policy or arrangement maintained by the Company (a “Company Benefit Plan”) or a Continuing PAETEC Employee commences participation in a US LEC Benefit Plan or a Company Benefit Plan, the Company shall, and shall cause its Affiliates and the applicable US LEC Benefit Plan, PAETEC Benefit Plan or Company Benefit Plan to, (i) credit each Continuing Employee’s service with US LEC or PAETEC, or any predecessor employers to US LEC or PAETEC, to the extent credited under the analogous US LEC Benefit Plan or PAETEC Benefit Plan, as service with US LEC, PAETEC or the Company, as the case may be, for all purposes under such US LEC Benefit Plan, PAETEC Benefit Plan or Company Benefit Plan; provided, however, that in no event shall the Continuing Employees be entitled to any credit to the extent that such credit would result in duplication of benefits with respect to the same period of service, (ii) cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such US LEC Benefit Plan, PAETEC Benefit Plan or Company Benefit Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous US LEC Benefit Plan or PAETEC Benefit Plan in which such Continuing Employee participated immediately prior to the Closing Date, to be waived with respect to such Continuing Employee and such Continuing Employee’s spouse and eligible dependents who become participants in such US LEC Benefit Plan, PAETEC Benefit Plan or Company Benefit Plan and (iii) give credit for or otherwise take into account under such US LEC Benefit Plan, PAETEC Benefit Plan or Company Benefit Plan the out-of-pocket expenses and annual expense limitation amounts paid by each Continuing Employee under the analogous US LEC Benefit Plan or PAETEC Benefit Plan for the year in which the Closing Date occurs.

(d) Following the Effective Time, the Company and its Affiliates (including the US LEC Surviving Corporation) shall maintain the US LEC Retention and Severance Plan in accordance with its terms without any amendment thereto which would have the effect of adversely affecting any participant’s rights thereunder.

(e) Each of US LEC and PAETEC agrees that (i) prior to the mailing of the Joint Proxy Statement to stockholders of US LEC and stockholders of PAETEC, the Company and PAETEC, in PAETEC’s capacity prior to the Effective Time as the sole stockholder of the Company, shall adopt an omnibus-type equity incentive plan containing such terms as may be agreed upon by the Company, US LEC and PAETEC (the “New Equity Plan”) for the purposes of providing for the grant, following the Effective Time, of equity-based incentives to the directors, officers and other employees, advisors and consultants of the Company and its Subsidiaries, and (ii) the New Equity Plan shall be submitted to US LEC’s stockholders for approval at the US LEC Stockholders’ Meeting, provided that the effectiveness of the New Equity Plan shall be subject to consummation of the Mergers.

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SECTION 5.12 Affiliates. PAETEC shall use its reasonable efforts to cause each Person who is, in PAETEC’s reasonable judgment, an “affiliate” of PAETEC within the meaning of Rule 145 promulgated under the Securities Act (“PAETEC Rule 145 Affiliates”) to deliver to the Company, as soon as reasonably practicable and in any event prior to the PAETEC Stockholders’ Meeting, a written agreement substantially in the form attached hereto as Exhibit 5.12. The Company shall be entitled to place appropriate legends (reasonably acceptable to PAETEC) on the certificates evidencing any shares of Company Common Stock to be received by PAETEC Rule 145 Affiliates in the PAETEC Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Company Common Stock (provided that such legends or stop transfer instructions shall be removed, one year after the PAETEC Effective Time, upon the request of any holder of shares of Company Common Stock issued in the PAETEC Merger if such holder is not then a PAETEC Rule 145 Affiliate). US LEC shall use its reasonable efforts to cause each Person who is, in US LEC’s reasonable judgment, an “affiliate” of US LEC within the meaning of Rule 145 promulgated under the Securities Act (“US LEC Rule 145 Affiliates”) to deliver to the Company, as soon as reasonably practicable and in any event prior to the US LEC Stockholders’ Meeting, a written agreement substantially in the form attached as Exhibit 5.12. The Company shall be entitled to place appropriate legends (reasonably acceptable to US LEC) on the certificates evidencing any shares of Company Common Stock to be received by US LEC Rule 145 Affiliates in the US LEC Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Company Common Stock (provided that such legends or stop transfer instructions shall be removed, one year after the US LEC Effective Time, upon the request of any holder of shares of Company Common Stock issued in the US LEC Merger if such holder is not then a US LEC Rule 145 Affiliate).

SECTION 5.13 Notification of Certain Matters. US LEC shall give prompt notice to PAETEC and PAETEC shall give prompt notice to US LEC, as the case may be, of the occurrence, or failure to occur, with respect to the other party, of any event, which occurrence or failure to occur would reasonably be expected to cause (a) (i) any representation or warranty of the other party contained in this Agreement that is qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of the other party contained in this Agreement that is not qualified as to “materiality” or “Material Adverse Effect” to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of the other party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, US LEC shall give prompt notice to PAETEC and PAETEC shall give prompt notice to US LEC, as the case may be, of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect on the party receiving such notice and its Subsidiaries, taken as a whole, or which would reasonably be expected to result in the failure by the other party to satisfy any of the conditions set forth in Article VI to be satisfied by such other party. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.13 shall not limit or otherwise affect the remedies available hereunder to the party providing or receiving such notice or the conditions to either party’s obligation to consummate the PAETEC Merger or the US LEC Merger, as applicable.

SECTION 5.14 Financing.

(a) The Company, US LEC and PAETEC shall use their respective reasonable best efforts to satisfy the conditions contained in the executed commitment letter (the “Commitment Letter”), attached hereto as Exhibit 5.14(a), from Deutsche Bank and Merrill to provide debt financing to the Company to refinance the senior secured indebtedness of US LEC and PAETEC as provided herein and therein and to repurchase the US LEC Preferred Stock in connection with the Mergers in an aggregate amount set forth therein (the “Financing”) (including all conditions relating to cooperating and assisting Deutsche Bank and Merrill in their syndication efforts with respect to the Financing). If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, all of such parties shall use their respective reasonable best efforts to arrange to obtain alternative financing from alternative sources (on terms and conditions, taken as a whole, no less favorable to the Company in any material respect than those

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set forth in the Commitment Letter) in an amount sufficient to refinance the senior secured indebtedness of US LEC and PAETEC referred to in Sections 5.14(b) and 5.14(c) and in the Commitment Letter and to repurchase the US LEC Preferred Stock.

(b) Unless US LEC and PAETEC otherwise agree, on or prior to the Closing Date, US LEC shall redeem, repurchase and/or otherwise discharge all of its outstanding Second Priority Senior Secured Floating Rate Notes due 2009 (the “US LEC Notes”) from the proceeds of the Financing or the alternative financing referred to in Section 5.14(a) at a price not to exceed 105.5% (expressed as a percentage of the principal amount thereof), together with all accrued and unpaid interest to the date of redemption, repurchase or discharge, as the case may be. US LEC shall use its reasonable best efforts to cause the trustee to execute and deliver the proper instruments evidencing such redemption, repurchase and/or discharge on the Closing Date or as soon as reasonably practicable thereafter.

(c) As of or concurrently with the Closing, all outstanding obligations under (x) the existing first lien credit agreement, dated as of June 12, 2006, and (y) the existing second lien credit agreement, dated as of June 12, 2006 (collectively, the “Existing PAETEC Credit Agreements”), to which PAETEC and PaeTec Communications, Inc. (“PAETEC Sub”) are parties shall be repaid in full by the Company from the proceeds of the Financing or the alternative financing referred to in Section 5.14(a), all as set forth in payoff letters from the Administrative Agent (as defined in the Existing PAETEC Credit Agreements), and PAETEC shall, and shall cause PAETEC Sub to, terminate all commitments and letters of credit issued under the Existing PAETEC Credit Agreements. PAETEC shall use its reasonable best efforts to cause the Administrative Agent to execute and deliver the proper instruments evidencing such repayment and termination on the Closing Date or as soon as reasonably practicable thereafter.

(d) The Company and US LEC each agree not to (i) amend or modify the Commitment Letter in any material respect or (ii) use the proceeds of the Financing in any manner not permitted by the Commitment Letter.

SECTION 5.15 Stockholder Litigation. Each of US LEC and PAETEC shall keep the other reasonably informed of, and cooperate with the other in connection with, any stockholder litigation or claim against it and/or its respective directors or officers relating to the Mergers or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without such other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that all obligations in this Section 5.15 shall be subject to the obligations of each such party under Applicable Laws relating to attorney-client communication and privilege.

SECTION 5.16 Section 16(b). The Board of Directors of the Company, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the Effective Time providing that the acquisition by officers and directors of PAETEC and of US LEC who will become officers and directors of the Company at the Effective Time of Company Common Stock in exchange for shares of PAETEC Common Stock or US LEC Common Stock, and of options to purchase Company Common Stock and of other derivative securities of the Company, upon assumption and conversion by the Company of options to purchase PAETEC Common Stock, options to purchase US LEC Common Stock or other derivative securities, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The Board of Directors of PAETEC, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the PAETEC Effective Time providing that the disposition by officers and directors of PAETEC Common Stock in exchange for shares of Company Common Stock, and of options to purchase PAETEC Common Stock and of other PAETEC derivative securities upon assumption and conversion by the Company of options to purchase PAETEC Common Stock and upon assumption and conversion of such other PAETEC derivative securities, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The Board of Directors of US LEC, or a committee of Non-Employee Directors thereof (as such

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term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the US LEC Effective Time providing that the disposition by officers and directors of US LEC Common Stock in exchange for shares of Company Common Stock, and of options to purchase US LEC Common Stock and of other US LEC derivative securities upon assumption and conversion by the Company of options to purchase US LEC Common Stock and upon assumption and conversion of such other US LEC derivative securities, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

SECTION 5.17 Certain PAETEC Agreements. PAETEC shall not breach, amend or modify in any manner any of (i) the PAETEC Senior Officer Agreements, (ii) the PAETEC Ancillary Agreement or (iii) the Conversion Agreement.

SECTION 5.18 Corporate Actions. By the close of business on the day immediately after the date hereof, (a) PAETEC, as the holder of all of the outstanding shares of capital stock of the Company, shall adopt this Agreement and approve the transactions contemplated hereby, and (b) the Company, as the holder of all of the outstanding shares of capital stock of Merger Sub U and of Merger Sub P, shall adopt this Agreement and approve the transactions contemplated hereby.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The obligation of each party to effect the PAETEC Merger and the US LEC Merger, as applicable, is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Stockholder Approvals. Each of the US LEC Stockholder Approval (except for such approval relating to the New Equity Plan) and the PAETEC Stockholder Approval (except, to the extent applicable, for such approval relating to the New Equity Plan) shall have been obtained.

(b) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) and any approvals applicable to the Mergers under the HSR Act shall have been terminated or shall have expired or shall have been obtained, as applicable.

(c) Regulatory Approvals. All regulatory approvals shall have been obtained, including (i) the authorization required to be obtained from the FCC for the consummation of the Mergers, (ii) all approvals, if any, required to be obtained (A) with or from any state public service or public utility commissions or similar state regulatory bodies listed in Section 3.1(c)(v)(E) of the PAETEC Disclosure Schedule or Section 3.2(c)(v)(D) of the US LEC Disclosure Schedule, or (B) under any foreign governments, in each case in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement (except in the case of this clause (ii), for any failures to obtain such approvals that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, the US LEC Surviving Corporation, the PAETEC Surviving Corporation and their respective Subsidiaries, taken as a whole (determined for purposes of this clause (ii) after giving effect to the Mergers)).

(d) Consents and Approvals. Other than the expirations and approvals required by Sections 6.1(b) and 6.1(c), all filings with, and all consents, approvals and authorizations of, any Governmental Entity or other Persons required to be made or obtained by US LEC, PAETEC or any of their respective Subsidiaries to consummate the Mergers shall have been obtained, other than such consents, approvals and authorizations the failure of which to be made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the US LEC Surviving Corporation, the PAETEC Surviving Corporation and their respective Subsidiaries, taken as a whole (determined, for purposes of this clause, after giving effect to the Mergers).

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(e) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction shall be in effect that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement.

(f) Form S-4. The Form S-4 shall have been declared effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of US LEC and PAETEC to their stockholders, respectively, and no stop order or proceedings seeking a stop order shall have been initiated or, to the Knowledge of US LEC or PAETEC, threatened by the SEC.

(g) Listing. The shares of Company Common Stock issuable to the stockholders of PAETEC and US LEC under Article II and any other shares of Company Common Stock to be reserved for issuance following consummation of the Mergers (including any shares of Company Common Stock issuable pursuant to the PAETEC Warrants, the PAETEC Options, the PAETEC Unit Awards, the US LEC Warrants, the US LEC Options or the US LEC Purchase Rights upon their assumption and conversion hereunder) shall have been authorized for listing on NASDAQ or, if listing of the Company Common Stock on NASDAQ shall not have been reasonably practicable, the NASDAQ Capital Market (or any stock exchange successor to The NASDAQ Stock Market LLC), upon official notice of issuance.

(h) US LEC Preferred Stock Repurchase. As of or concurrently with the Closing, US LEC shall have consummated the US LEC Preferred Stock Repurchase and no share of US LEC Preferred Stock shall be outstanding.

(i) Financing. As of or concurrently with the Closing, the Company shall have received aggregate net proceeds from the Financing or otherwise obtained alternative financing in accordance with Section 5.14(a) in an amount sufficient, together with cash on hand, to refinance all of the senior secured indebtedness of US LEC and PAETEC to the extent provided herein and to repurchase the US LEC Preferred Stock and shall have applied such proceeds to refinance such indebtedness (including the redemption, repurchase and/or discharge of the US LEC Notes in accordance with Section 5.14(b)) and to repurchase the US LEC Preferred Stock in accordance with the terms of the Repurchase Agreement.

(j) Dissenting Shares. Holders of no greater than 15% of the issued and outstanding shares of PAETEC Common Stock shall have demanded appraisal for such shares in accordance with the DGCL (excluding such holders who have failed to perfect, withdrawn or otherwise lost such right to appraisal) prior to the Closing.

(k) Board Composition. The Board of Directors of the Company as of the Effective Time shall have been constituted as provided in Section 1.8.

SECTION 6.2 Conditions to Obligations of PAETEC. The obligation of PAETEC to effect the PAETEC Merger is further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of US LEC set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.2(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole.

(b) Performance of Obligations of US LEC. US LEC shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

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(c) No Material Adverse Effect. No Material Adverse Effect of US LEC and its Subsidiaries, taken as a whole, shall have occurred since the date of this Agreement and be continuing.

(d) Officer’s Certificate. PAETEC shall have received an officer’s certificate duly executed by the Chief Financial Officer of US LEC to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Tax Opinion. PAETEC shall have received a written opinion of PAETEC’s Counsel, in form and substance reasonably satisfactory to PAETEC, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the US LEC Merger together with the PAETEC Merger shall be treated as an integrated series of transfers under Section 351 of the Code. In rendering such opinion, PAETEC’s Counsel may require and rely upon representations and covenants, including those contained in Tax Representation Letters and others, reasonably satisfactory in form and substance to such counsel.

(f) Communications Regulatory Opinion. PAETEC shall have received a written opinion of PAETEC’s FCC counsel, dated the Closing Date, to the effect that, as of such date, (i) PAETEC and its Subsidiaries have all required authorizations, licenses and permits required under the Communications Act, and the rules, regulations, policies or orders of the FCC (the “FCC Authorizations”); (ii) all such FCC Authorizations are in full force and effect; (iii) there are no complaints, proceedings, investigations, protests, notices of violation, notices of apparent liability, petitions or other objections (whether formal or informal) currently pending or threatened at the FCC relating to the FCC Authorizations of PAETEC or its Subsidiaries; and (iv) the consummation of this Agreement and the other transactions contemplated hereunder will not result in or cause a cancellation, termination, revocation, forfeiture, modification or material impairment of such FCC Authorizations.

SECTION 6.3 Conditions to Obligations of US LEC. The obligations of US LEC to effect the US LEC Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of PAETEC set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than the representation set forth in Section 3.1(f)(ii), which shall be read with the Material Adverse Effect qualification)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PAETEC and its Subsidiaries, taken as a whole.

(b) Performance of Obligations of PAETEC. PAETEC and the Company shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect of PAETEC and its Subsidiaries, taken as a whole, shall have occurred since the date of this Agreement and be continuing.

(d) Officer’s Certificate. US LEC shall have received an officer’s certificate duly executed by the Chief Financial Officer of PAETEC to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Tax Opinion. US LEC shall have received a written opinion of US LEC’s Counsel, in form and substance reasonably satisfactory to US LEC, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the US LEC Merger together with the PAETEC Merger shall be treated as an integrated series of transfers under Section 351 of the Code. In rendering such opinion, US LEC’s

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Counsel may require and rely upon representations and covenants, including those contained in Tax Representation Letters and others, reasonably satisfactory in form and substance to such counsel.

(f) Communications Regulatory Opinion. US LEC shall have received a written opinion of US LEC’s FCC counsel, dated the Closing Date, to the effect that, as of such date, (i) US LEC and its Subsidiaries have all required FCC Authorizations; (ii) all such FCC Authorizations are in full force and effect; (iii) there are no complaints, proceedings, investigations, protests, notices of violation, notices of apparent liability, petitions or other objections (whether formal or informal) currently pending or threatened at the FCC relating to the FCC Authorizations of US LEC or its Subsidiaries; and (iv) the consummation of this Agreement and the other transactions contemplated hereunder will not result in or cause a cancellation, termination, revocation, forfeiture, modification or material impairment of such FCC Authorizations.

(g) Certain PAETEC Agreements. None of the PAETEC Senior Officer Agreements, the PAETEC Ancillary Agreement or the Conversion Agreement shall have been breached, amended or modified in any manner, and each of the PAETEC Senior Officer Agreements, the PAETEC Ancillary Agreement and the Conversion Agreement shall be in full force and effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of US LEC or PAETEC:

(a) by mutual written consent of PAETEC and US LEC, if the Board of Directors of each so determines;

(b) by written notice of either PAETEC or US LEC (as authorized by the Board of Directors of PAETEC or US LEC, as applicable):

(i) if the Mergers shall not have been consummated by 180 days from the date of this Agreement (the “Outside Date”); provided, however, that if, as of such Outside Date, all conditions that are not to be satisfied by action taken at the Closing set forth in Sections 6.1, 6.2 and 6.3 shall have been satisfied or waived, other than the conditions set forth in Sections 6.1(b), 6.1(c) and (solely with respect to consents, approvals and authorizations of any Governmental Entity required to be made or obtained by US LEC, PAETEC or any of their respective Subsidiaries) 6.1(d), then the Outside Date shall be extended at the election of either PAETEC or US LEC to a date not later than 270 days from the date of this Agreement, which date shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the cause of, or resulted in, the Mergers not occurring on or before the Outside Date;

(ii) if a Governmental Entity that is of competent jurisdiction shall have issued a final and nonappealable order, decree or ruling or taken any other action (including the failure to have taken an action), having the effect of permanently restraining, enjoining or otherwise prohibiting the PAETEC Merger or the US LEC Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to comply with Section 5.4 has caused or primarily resulted in such action by such Governmental Entity;

(iii) if the PAETEC Stockholder Approval shall not have been obtained at the PAETEC Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote to obtain the PAETEC Stockholder Approval was taken; or

(iv) if the US LEC Stockholder Approval (excluding such approval with respect to the New Equity Plan) shall not have been obtained at the US LEC Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote to obtain the US LEC Stockholder Approval was taken;

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(c) by PAETEC (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of US LEC set forth in this Agreement, or if any representation or warranty of US LEC shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such failure to satisfy such conditions is curable on or before the Outside Date, then only upon the failure of US LEC to cure such breach in all material respects within 30 days after written notice thereof shall have been received by US LEC or, if such breach could not reasonably be expected to be cured within such 30 days, only if US LEC does not promptly commence an action to cure such breach after receipt of notice and diligently prosecute such cure to completion as promptly as practicable and in no event later than the Outside Date;

(d) by US LEC (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of PAETEC set forth in this Agreement, or if any representation or warranty of PAETEC shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such failure to satisfy such conditions is curable on or before the Outside Date, then only upon the failure of PAETEC to cure such breach in all material respects within 30 days after written notice thereof shall have been received by PAETEC or, if such breach could not reasonably be expected to be cured within such 30 days, only if PAETEC does not promptly commence an action to cure such breach after receipt of notice and diligently prosecute such cure to completion as promptly as practicable and in no event later than the Outside Date;

(e) by PAETEC (as authorized by its Board of Directors), at any time prior to the US LEC Stockholder Approval, if US LEC, the US LEC Board of Directors or any committee thereof, for any reason, shall have (i) failed to call or hold the US LEC Stockholders’ Meeting in accordance with Section 5.1(b), (ii) failed to include in the Joint Proxy Statement distributed to the stockholders of US LEC its recommendation that such stockholders adopt this Agreement and approve the transactions contemplated hereby and the Company Charter Amendment, (iii) effected a Change of Recommendation, (iv) failed to reconfirm its recommendation that such stockholders adopt this Agreement and approve the transactions contemplated hereby and the Company Charter Amendment within ten calendar days of receipt of a written request from PAETEC to do so, provided that PAETEC shall not make such request unless prior thereto a Person shall have made to US LEC or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition (as defined in Section 7.2(e)) with respect to US LEC, (v) approved or recommended any Alternative Transaction, or (vi) failed, within ten business days after any tender or exchange offer relating to US LEC Common Stock commenced by any third Person shall have been first published, sent or given, to have sent to its security holders a statement disclosing that the Board of Directors of US LEC recommends rejection of such tender offer or exchange offer;

(f) by US LEC (as authorized by its Board of Directors), at any time prior to the PAETEC Shareholder Approval, if PAETEC, the PAETEC Board of Directors or any committee thereof, for any reason, shall have (i) failed to call or hold the PAETEC Stockholders’ Meeting in accordance with Section 5.1(b), (ii) failed to include in the Joint Proxy Statement distributed to the stockholders of PAETEC its recommendation that such stockholders adopt this Agreement and approve the transactions contemplated hereby, (iii) effected a Change of Recommendation, (iv) failed to reconfirm its recommendation that stockholders of PAETEC adopt this Agreement and approve the transactions contemplated hereby within ten calendar days of receipt of a written request from US LEC to do so, provided that US LEC shall not make such request unless prior thereto a Person shall have made to PAETEC or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to PAETEC, (v) approved or recommended any Alternative Transaction, or (vi) failed, within ten business days after any tender or exchange offer relating to PAETEC Common Stock commenced by any third Person shall have been first published, sent or given, to have sent to its security holders a statement disclosing that the Board of Directors of PAETEC recommends rejection of such tender offer or exchange offer;

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(g) by PAETEC, at any time prior to the PAETEC Stockholder Approval, if (i) the Board of Directors of PAETEC authorizes PAETEC, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a PAETEC Superior Proposal and PAETEC notifies US LEC in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice, (ii) US LEC does not make, within two business days of receipt of PAETEC’s written notification of its intention to enter into a binding agreement for a PAETEC Superior Proposal, an offer that the Board of Directors of PAETEC determines, in good faith after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to PAETEC’s stockholders as the PAETEC Superior Proposal, it being understood that PAETEC shall not enter into any such binding agreement during such two-day period, and (iii) PAETEC, at or prior to any termination pursuant to this Section 7.1(g), pays to US LEC the PAETEC Termination Fee (as defined in Section 7.2(c)) by wire transfer of immediately available funds; or

(h) by US LEC, at any time prior to the US LEC Stockholder Approval, if (i) the Board of Directors of US LEC authorizes US LEC, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a US LEC Superior Proposal and US LEC notifies PAETEC in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice, (ii) PAETEC does not make, within two business days of receipt of US LEC’s written notification of its intention to enter into a binding agreement for a US LEC Superior Proposal, an offer that the Board of Directors of US LEC determines, in good faith after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to US LEC’s stockholders as the US LEC Superior Proposal, it being understood that US LEC shall not enter into any such binding agreement during such two-day period, and (iii) US LEC, at or prior to any termination pursuant to this Section 7.1(h), pays to PAETEC the US LEC Termination Fee (as defined in Section 7.2(b)) by wire transfer of immediately available funds.

SECTION 7.2 Effect of Termination and Payment.

(a) Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 and the payment of a US LEC Termination Fee or PAETEC Termination Fee, if any, this Agreement shall forthwith become void and have no effect and there shall be no liability of any nature whatsoever on the part of any of the parties, except (i) as set forth in Section 5.3(b), Section 5.6, this Section 7.2, or Article VIII (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein shall relieve any party from any further liability for any willful or intentional breach of any representation, warranty, covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the CDA, all of which obligations shall survive termination of this Agreement in accordance with their terms. Subject to the foregoing provisions of this Section 7.2(a), payments made pursuant to this Section 7.2 shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement.

(b) Payment by US LEC. In the event that this Agreement is terminated by US LEC pursuant to any of Section 7.1(b)(iv) or 7.1(h) or by PAETEC pursuant to any of Section 7.1(b)(iv), 7.1(c) or 7.1(e), US LEC shall, concurrently with such termination (subject to the further provisions of this Section 7.2(b)), pay PAETEC a fee equal to the sum of (A) $3,000,000 plus (B) an amount equal to the reasonable out-of-pocket expenses incurred by PAETEC in connection with the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate, in immediately available funds (the “US LEC Termination Fee”); provided that, in the case of a termination pursuant to Section 7.1(b)(iv), 7.1(c), 7.1(e)(iv) or 7.1(e)(vi), the US LEC Termination Fee shall be payable only if following the date hereof and prior to such termination, any Person shall have made to US LEC or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to US LEC (such Person being referred to herein as the “US LEC Third Party Bidder”) and within 12 months following termination of this Agreement, an Acquisition of US LEC is consummated by the US LEC Third Party Bidder or its Affiliate or another

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Person, or US LEC enters into an agreement providing for an Acquisition of US LEC by the US LEC Third Party Bidder or its Affiliate or another Person, such fee payment to be made concurrently with the earlier of the consummation of such Acquisition or the execution of such agreement, as applicable.

(c) Payment by PAETEC. In the event that this Agreement is terminated by PAETEC pursuant to any of Section 7.1(b)(iii) or 7.1(g) or by US LEC pursuant to any of Section 7.1(b)(iii), 7.1(d) or 7.1(f), PAETEC shall concurrently with such termination (subject to the further provisions of this Section 7.2(c)), pay US LEC a fee equal to the sum of (A) $6,000,000 plus (B) an amount equal to the reasonable out-of-pocket expenses incurred by US LEC in connection with the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate, in immediately available funds (the “PAETEC Termination Fee”); provided that in the case of a termination pursuant to Section 7.1(b)(iii), 7.1(d), 7.1(f)(iv) or 7.1(f)(vi), the PAETEC Termination Fee shall be payable only if following the date hereof and prior to such termination, any Person shall have made to PAETEC or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to PAETEC (such Person being referred to herein as the “PAETEC Third Party Bidder”) and within 12 months following termination of this Agreement, an Acquisition of PAETEC is consummated by the PAETEC Third Party Bidder or its Affiliate or another Person, or PAETEC enters into an agreement providing for an Acquisition of PAETEC by the PAETEC Third Party Bidder or its Affiliate or another Person, such fee payment to be made concurrently with the earlier of the consummation of such Acquisition or the execution of such agreement, as applicable.

(d) Interest and Costs; Other Remedies. All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. Each of US LEC and PAETEC acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement; accordingly, if US LEC or PAETEC, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.2 and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.2, the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such claim, together with interest on the amounts set forth in this Section 7.2 at the rate of interest per annum publicly announced by Deutsche Bank as its prime rate at its principal office in New York City, as in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.2 shall not be in lieu of damages incurred in the event of breach of this Agreement, to the extent permitted by this Section 7.2.

(e) Certain Definitions. For the purposes of this Agreement, “Acquisition,” with respect to a party hereto, shall mean any of the following transactions (other than the Mergers): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof; (ii) a sale or other disposition by the party or any of its subsidiaries of assets representing in excess of 40% of the aggregate fair market value of the consolidated assets of the party and its subsidiaries immediately prior to such sale; or (iii) the acquisition by any Person or group of Persons (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group of Persons), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the Person.

SECTION 7.3 Amendment. Subject to compliance with Applicable Laws, this Agreement may be amended by the parties at any time before or after the US LEC Stockholder Approval or the PAETEC Stockholder Approval; provided, however, that after the occurrence of either the PAETEC Stockholder Approval (excluding, to the extent applicable, such approval with respect to the New Equity Plan) or the US LEC Stockholder Approval (excluding such approval with respect to the New Equity Plan), there may not be, without further approval of the stockholders of PAETEC and US LEC, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered in the Mergers to the holders of PAETEC Common Stock and US LEC Common Stock hereunder, or which by Applicable Laws otherwise expressly requires the further

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approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or other governing body or a duly designated committee thereof.

SECTION 7.4 Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by any other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in this Agreement which by its terms contemplates performance after the Effective Time.

SECTION 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to US LEC, to:

US LEC Corp.

Morrocroft III

6801 Morrison Boulevard

Charlotte, North Carolina 28211

Fax: (704) 319-1200

Attention: J. Lyle Patrick, Executive Vice President

         and Chief Financial Officer

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax: (917) 777-3860

Attention: Nancy A. Lieberman, Esq.

         Randall H. Doud, Esq.

(b) if to PAETEC, the Company, Merger Sub U or Merger Sub P, to:

PAETEC Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Fax: 585-340-2563

Attention: Keith M. Wilson, Executive Vice President

         and Chief Financial Officer

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with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.

8300 Greensboro Drive

Suite 1100

McLean, Virginia 22102

Fax: (703) 610-6200

Attention: Richard J. Parrino, Esq.

         Charles E. Sieving, Esq.

SECTION 8.3 Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) An “Alternative Transaction” means any (i) transaction pursuant to which any Person (or group of Persons), directly or indirectly, acquires or would acquire more than 20% of the outstanding voting power of PAETEC Common Stock or US LEC Voting Stock (as defined in Section 8.3(w)), as applicable, whether from PAETEC or US LEC or pursuant to a tender offer or exchange offer or otherwise, (ii) transaction pursuant to which any Person (or group of Persons) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of PAETEC or US LEC, as applicable, and securities of the entity surviving any merger or business combination, including any of PAETEC’s or US LEC’s Subsidiaries) of PAETEC or US LEC, or any of their respective subsidiaries representing more than 20% of the fair market value of all of the assets, net revenues or net income of PAETEC and its Subsidiaries, taken as a whole, or US LEC and its Subsidiaries, taken as a whole, as applicable, immediately prior to such transaction, or (iii) other merger, share exchange, consolidation, business combination, recapitalization or similar transaction (other than the Mergers) involving PAETEC or US LEC or any of their respective subsidiaries, as applicable, as a result of which the holders of shares of PAETEC Common Stock or US LEC Voting Stock, respectively, immediately prior to such transaction would not, in the aggregate, own more than 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof, in each case other than the transactions contemplated by this Agreement;

(c) “Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect;

(d) “Environmental Laws” means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as currently in effect, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., §§ 136 et seq., the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., and the Endangered Species Act, 16 U.S.C. §§ 1531 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes;

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(e) “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date;

(f) “Governmental Entity” means any national, state, or local government or multinational body, any state administrative agency, commission (including the Federal Election Commission, the FCC and SEC), or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administrative functions of or pertaining to government, any stock exchange or self regulatory entity supervising, organizing and supporting any stock exchange;

(g) “Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, a contaminant or dangerous in or under any Environmental Laws including, but not limited to, petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls;

(h) “Intellectual Property” means (i) trademarks, service marks, trade names, brand names, certification marks, designs, logos and slogans, commercial symbols, business name registrations, domain names, trade dress and other indications of origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not and whether or not reduced to practice, in any domestic or foreign jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations-in-part, provisionals, continued prosecution applications, substitutions, reissues, reexaminations and renewal applications), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any such jurisdiction; (iv) research and development data, formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; (v) writings and other works of authorship of any type (including the content contained on any web site), whether copyrightable or not, in any such jurisdiction; (vi) computer software (whether in source code or object code form), databases, compilations and data; and (vii) registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and (viii) any similar intellectual property or proprietary rights;

(i) “Knowledge” means, with respect to PAETEC, the actual knowledge of the individuals listed on Section 8.3(i) of the PAETEC Disclosure Schedule and, with respect to US LEC, the actual knowledge of the individuals listed on Section 8.3(i) of the US LEC Disclosure Schedule;

(j) “Leased Network Facilities” mean, with respect to US LEC and PAETEC and their respective Subsidiaries, all of the Network Facilities of the applicable company or such company’s subsidiaries that are not owned by the company or the company’s subsidiaries but are provided under lease, license, IRUs or other agreements, including Right-of-Way Agreements between the company or the company’s subsidiaries and third Persons;

(k) “Leased Real Property” means all real property occupied or used pursuant to all leases, subleases, licenses and occupancy agreements;

(l) “Material Adverse Effect” means, when used with respect to US LEC or PAETEC and their respective Subsidiaries, any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably expected (i) to be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, condition (financial or otherwise) or results of operations of US LEC and its Subsidiaries, taken as a whole, or PAETEC and its Subsidiaries, taken as a whole; provided, however, that, in no event shall any of the

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following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on US LEC and its Subsidiaries, taken as a whole, or PAETEC and its Subsidiaries, taken as a whole: (A) events or circumstances generally affecting the segments of the telecommunications industry in which US LEC and US LEC’s Subsidiaries and PAETEC and PAETEC’s Subsidiaries operate, and which do not have a materially disproportionate effect on US LEC and US LEC’s Subsidiaries or PAETEC and PAETEC’s Subsidiaries, as the case may be, (B) U.S. or global political or economic conditions, or (C) the execution, delivery, announcement or performance of this Agreement or the consummation of any transaction contemplated hereby; or (ii) to impair in any material respect the ability of such party to perform its obligations under this Agreement or prevent or materially delay the consummation by such party of any of the transactions contemplated hereby;

(m) “Network Facilities” means, with respect to US LEC and PAETEC and their respective Subsidiaries, all material network facilities (including, cable, wires, conduits, switches, and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings associated therewith. For purposes of this definition, “material” shall mean any network facility the absence of which would materially and adversely affect the ability of the applicable company or any of its subsidiaries to use the company’s domestic or international networks, respectively, taken as a whole, in the manner and scope in which such respective network is currently being used;

(n) “Owned Network Facilities” means, with respect to US LEC, PAETEC and their respective Subsidiaries, Network Facilities that are owned by the applicable company or such company’s subsidiaries;

(o) “Owned Real Property” means real property, together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, owned by a Person, and all easements, licenses, rights and appurtenances relating to the foregoing;

(p) “Permitted Liens” means (i) mechanics’, carriers’, workers’ or repairmen’s liens arising in the ordinary course of business and securing payments or obligations that are not delinquent or which are being contested in good faith by appropriate proceedings, (ii) statutory landlord’s Liens and Liens granted to landlords under any leases, (iii) Liens for Taxes, assessments and other similar governmental charges which are not due and payable and (iv) Liens that arise under zoning, land use and other similar laws or regulations, and easements, covenants, rights-of-way and other imperfections of title or encumbrances, if any, which do not materially affect the marketability of the property subject thereto and do not materially impair the use of the property subject thereto as presently used;

(q) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(r) “PAETEC Ancillary Agreement” means the Amendment to Stockholders’ Agreement, dated as of the date hereof, among PAETEC and each of the stockholders of PAETEC set forth on the signature pages thereof, attached hereto as Exhibit 8.3(r);

(s) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body is (or, if there are no such voting interests, more than 50% of the equity interests of which are) owned directly or indirectly by such first Person;

(t) a “Superior Proposal” with respect to a party means an unsolicited, bona fide written Alternative Transaction Proposal made by a third Person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (i) all or substantially all of the assets of such party or (ii) over 50% of the outstanding voting securities of such party and as a result of which the stockholders of such party immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Board of Directors of such party has in good faith determined (taking into account, among other things, (A) its consultation with its outside legal counsel and a financial adviser of

70

national reputation and (B) all terms and conditions of such Alternative Transaction Proposal and this Agreement (as it may be proposed to be amended by the other party hereto) to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders), than the terms of this Agreement (as it may be proposed to be amended by the other party hereto) and to be reasonably capable in feasibility and certainty of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation such as a financing condition);

(u) “Trade Secrets” means all inventions (whether or not patentable), discoveries, processes, procedures, designs, formulae, trade secrets, know-how, Software, ideas, methods, research and development, data, databases, confidential information and other proprietary or non-public information and data;

(v) “US LEC Preferred Stock Agreements” mean, collectively, the Preferred Stock Purchase Agreement, dated April 11, 2000, among US LEC and the Persons listed on Schedule 1 attached thereto, the Corporate Governance Agreement, dated April 11, 2000, among US LEC and the Persons listed on Schedule 1 attached thereto, the Registration Rights Agreement, dated as of April 11, 2000, among US LEC and the Persons listed on Schedule 1 attached thereto, and the Voting and Tag Along Agreement, dated as of April 11, 2000, by and among certain Investors, Richard T. Aab, Melrich Associates, L.P., Tansukh V. Ganatra and Super STAR Associates Limited Partnership; and

(w) “US LEC Voting Stock” means collectively, the US LEC Common Stock and the US LEC Preferred Stock.

SECTION 8.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acquisition	86
Affiliate	88
Agreement	1
Alternative Transaction	88
Alternative Transaction Proposal	59
Applicable Laws	22
Blackstone	29
CDA	60
Certificates	9
Change of Recommendation	61
Closing	3
Closing Date	3
Code	2
Commitment Letter	75
Communications Act	29
Communications Laws	29
Company	1
Company Benefit Plan	73
Company By-Laws	5
Company Charter	5
Company Common Stock	1
Company Governance Amendments	5
Company Warrants	20
Continuing Employees	73
Continuing PAETEC Directors	6
Continuing PAETEC Directors Committee	6

71

Continuing PAETEC Employees	73
Continuing US LEC Directors	6
Continuing US LEC Directors Committee	6
Continuing US LEC Employees	73
Contract	88
Conversion Agreement	14
Corporate Transaction	33
Creditors’ Laws	17
Customer Requirements	32
Deutsche Bank	50
DGCL	1
Effect	90
Effective Time	4
Environmental Claims	27
Environmental Laws	88
Environmental Liabilities	89
Environmental Permits	27
ERISA	24
ERISA Affiliate	24
Exchange Act	5
Exchange Agent	9
Exchange Fund	9
Existing PAETEC Credit Agreements	76
FCC	18
FCC Authorizations	80
Financing	75
Form S-4	20
GAAP	19
Good Condition	32
Governmental Entity	89
Hazardous Materials	89
Houlihan Lokey	50
HSR Act	18
Improvements	31
Indemnified Parties	68
Independent Director	5
Industry Standards	32
Intellectual Property	89
IRUs	21
Joint Proxy Statement	20
Knowledge	90
Leased Network Facilities	90
Leased Real Property	90
Liens	13
Material Adverse Effect	90
Merger Consideration	7
Merger Sub P	1
Merger Sub U	1
Mergers	1
Merrill	29
Minimum Trading Price Test	8
NASDAQ	8

72

Network Facilities	90
Network Facility Agreement	32
New Equity Plan	74
Non-Compete Agreement	32
Note Purchase Agreement	36
Outside Date	82
Owned Network Facilities	91
Owned Real Property	91
PAETEC	1
PAETEC 1998 Plan	14
PAETEC 2001 Plan	14
PAETEC Agent Plan	14
PAETEC Ancillary Agreement	91
PAETEC Audited Financial Statements	19
PAETEC Balance Sheet	20
PAETEC Benefit Plans	24
PAETEC By-Laws	13
PAETEC Certificate of Merger	3
PAETEC Certificates	9
PAETEC Charter	13
PAETEC Common Stock	1
PAETEC Disclosure Schedule	12
PAETEC Effective Time	3
PAETEC Exchange Ratio	7
PAETEC Executive Plan	14
PAETEC Financial Statements	19
PAETEC Indemnified Parties	68
PAETEC Licenses or Permits	22
PAETEC Material Contract	30
PAETEC Merger	1
PAETEC Merger Consideration	7
PAETEC Non-Plan Options	14
PAETEC Non-Plan Warrants	14
PAETEC Options	14
PAETEC Organizational Documents	13
PAETEC Plan Options	14
PAETEC Plan Warrants	14
PAETEC Preferred Stock	14
PAETEC Reports	21
PAETEC Rule 145 Affiliates	74
PAETEC Senior Officer Agreement	33
PAETEC Stock Agreements	14
PAETEC Stock Plans	14
PAETEC Stockholder Approval	1
PAETEC Stockholders’ Meeting	63
PAETEC Sub	76
PAETEC Subsidiary Organizational Documents	13
PAETEC Surviving Corporation	3
PAETEC Termination Fee	85
PAETEC Third Party Bidder	85
PAETEC Unaudited Financial Statements	19
PAETEC Unit Award	72

73

PAETEC Voting Agreements	2
PAETEC Voting Debt	15
PAETEC Warrants	14
PAETEC’s Counsel	70
Permitted Liens	91
Person	91
Prospective PAETEC Financial Statements	59
Recommendations	2
Representatives	59
Repurchase Agreement	2
Right-of-Way Agreement	31
SEC	19
Securities Act	20
SOX	27
Subsidiary	91
Superior Proposal	91
Surviving PAETEC Common Stock	1
Surviving US LEC Common Stock	1
Tax Authority	26
Tax Representation Letters	70
Tax Return	26
Taxes	26
Trade Secrets	92
US LEC	1
US LEC Balance Sheet	41
US LEC Benefit Plans	45
US LEC By-Laws	35
US LEC Certificate of Merger	3
US LEC Certificates	9
US LEC Charter	35
US LEC Common Stock	1
US LEC Disclosure Schedule	34
US LEC Effective Time	3
US LEC Exchange Ratio	6
US LEC Indemnified Parties	68
US LEC Licenses or Permits	43
US LEC Material Contract	51
US LEC Merger	1
US LEC Merger Consideration	7
US LEC Notes	76
US LEC Options	36
US LEC Organizational Documents	35
US LEC Preferred Stock	35
US LEC Preferred Stock Agreements	92
US LEC Preferred Stock Repurchase	50
US LEC Purchase Plan	36
US LEC Purchase Right	71
US LEC Rule 145 Affiliates	75
US LEC SEC Documents	40
US LEC Stock Plan	35
US LEC Stockholder Approval	2
US LEC Stockholders’ Meeting	63

74

US LEC Subsidiary Organizational Documents	35
US LEC Surviving Corporation	3
US LEC Termination Fee	85
US LEC Third Party Bidder	85
US LEC Voting Agreements	2
US LEC Voting Debt	36
US LEC Voting Stock	92
US LEC Warrants	36
US LEC’s Counsel	70

SECTION 8.5 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Nothing in any representation, warranty, covenant or condition in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation, warranty, covenant or condition set forth in this Agreement, and each representation, warranty, covenant and condition in this Agreement shall be given full separate and independent effect.

SECTION 8.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents, agreements and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and neither party is relying on any other oral or written representation, agreement or understanding and (b) except for the provisions of Section 5.5 (which are intended to benefit the Indemnified Parties, including Indemnified Parties who or which are not parties hereto), is not intended to confer upon any Person other than the parties any rights or remedies; provided, that, prior to the Effective Time, US LEC shall be entitled to pursue damages on behalf of its stockholders in the event of an intentional breach of this Agreement or fraud by PAETEC, the Company, Merger Sub U or Merger Sub P, and PAETEC shall be entitled to pursue damages on behalf of its stockholders in the event of an intentional breach of this Agreement or fraud by US LEC, and each of such rights of US LEC and PAETEC are hereby acknowledged and agreed by each of the parties.

SECTION 8.8 Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

75

SECTION 8.10 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and, in the absence of jurisdiction of such court with respect to the applicable matter, any federal court located in the State of Delaware or any Delaware state court, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and, in the absence of jurisdiction of such court with respect to the applicable matter, a federal court sitting in the State of Delaware or a Delaware state court.

SECTION 8.11 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.13 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 8.14 Waiver of Jury Trial. EACH OF US LEC, PAETEC, THE COMPANY, MERGER SUB U AND MERGER SUB P HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF US LEC, PAETEC, THE COMPANY, MERGER SUB U AND MERGER SUB P IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

SECTION 8.15 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware and, in the absence of jurisdiction of such court with respect to the applicable matter, any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of Page Intentionally Left Blank.]

76

IN WITNESS WHEREOF, US LEC, PAETEC, the Company, Merger Sub U and Merger Sub P have caused this Agreement to be executed under seal by their respective officers thereunto duly authorized, all as of the date first written above.

US LEC CORP.

By:	/s/ RICHARD T. AAB
Name:	Richard T. Aab
Title:	Chairman of the Board

PAETEC CORP.

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	Chairman, President & Chief Executive Officer

WC ACQUISITION HOLDINGS CORP.

By:	/s/ KEITH M. WILSON
Name:	Keith M. Wilson
Title:	Executive Vice President & Chief Financial Officer

WC ACQUISITION SUB U CORP.

By:	/s/ KEITH M. WILSON
Name:	Keith M. Wilson
Title:	Vice President & Treasurer

WC ACQUISITION SUB P CORP.

By:	/s/ KEITH M. WILSON
Name:	Keith M. Wilson
Title:	Vice President & Treasurer

Exhibit R-1

Repurchase Agreement

Exhibit R-2

PAETEC Voting Agreements

Exhibit 1.7(a)-1

Company Charter

Exhibit 1.7(a)-2

Company By-Laws

Exhibit 1.7(b)

Certain Officer Positions of the Company

At the Effective Time, the following persons shall hold the Officer positions with the Company set forth opposite their names below:

Name	Officer Position
Mr. Edward J. Butler, Jr.	Executive Vice President and Chief Operating Officer
Mr. Keith M. Wilson	Executive Vice President and Chief Financial Officer
Mr. J. Lyle Patrick	Executive Vice President of Integration

Exhibit 1.8

Members of the Board of Directors of the Company

The members of the Board of Directors of the Company at the Effective Time shall be the following:

•	Class I (term expires at the 2007 annual meeting of stockholders):

1. Michael C. Mac Donald

2. James A. Kofalt

3. Future PAETEC Designee to be designated prior to the Effective Time

•	Class II (term expires at the 2008 annual meeting of stockholders):

1. Mr. Tansukh V. Ganatra

2. William R. McDermott

3. Mark Zupan

•	Class III (term expires at the 2009 annual meeting of stockholders):

1. Mr. Richard T. Aab

2. Arunas A. Chesonis

3. Keith M. Wilson

Exhibit 3.1(c)(vi)

Independent PAETEC Designees

1. William R. McDermott

2. Mark Zupan

Exhibit 3.2(c)(vi)

Independent US LEC Designees

1. Michael C. Mac Donald

2. Tansukh V. Ganatra

Exhibit 5.12

Form of Affiliate Letter Agreement

WC Acquisition Holdings Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of PAETEC/US LEC, a Delaware corporation (“PAETEC/US LEC”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of August 11, 2006 (as it may be amended from time to time, the “Merger Agreement”), by and among US LEC CORP., a Delaware corporation (“US LEC”), PAETEC CORP., a Delaware corporation (“PAETEC”), WC ACQUISITION HOLDINGS CORP., a Delaware corporation and a wholly-owned subsidiary of PAETEC (the “Company”), WC ACQUISITION SUB U CORP., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub U”), and WC ACQUISITION SUB P CORP., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub P”), Merger Sub U and Merger Sub P will merge, respectively, with and into US LEC and PAETEC, respectively, pursuant to which mergers each share of Class A Common Stock, par value $.01 per share, of US LEC will be converted into the right to receive one share of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) and each share of Class A Common Stock, par value $.01 per share, of PAETEC will be converted into the right to receive 1.623 shares of Company Common Stock (such transactions are referred to herein individually as the “US LEC Merger” and the “PAETEC Merger,” respectively), as a result of which the holders of US LEC Common Stock and PAETEC Common Stock will together own all of the outstanding shares of Company Common Stock. All terms used in this letter (the “Letter Agreement”) but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to the Company that in the event I receive any Company Common Stock as a result of the PAETEC/US LEC Merger:

I shall not make any sale, transfer or other disposition of Company Common Stock in violation of the Act or the Rules and Regulations.

I have carefully read this Letter Agreement and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Company Common Stock to the extent I believed necessary with my counsel or counsel for PAETEC/US LEC.

I have been advised that the issuance of Company Common Stock to me pursuant to the PAETEC/US LEC Merger shall be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the PAETEC/US LEC Merger will be submitted for a vote of the stockholders of PAETEC/US LEC I may be deemed to have been an affiliate of PAETEC/US LEC and the distribution by me of Company Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Company Common Stock issued to me in the PAETEC/US LEC Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to the Company, or as described in a letter from the staff of the Commission specifically issued with respect to a transaction to be engaged in by the undersigned, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

I understand that the Company is under no obligation to register the sale, transfer or other disposition of Company Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

I also understand that stop transfer instructions will be given to the Company’s transfer agents with respect to Company Common Stock and that there will be placed on the certificates for Company Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

I also understand that unless the transfer by me of my Company Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, the Company reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed, at no cost to me, by delivery of substitute certificates without such legend, and/or the issuance of a letter to the Company’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to the Company (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Act or pursuant to an effective registration under the Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this Letter Agreement should not be construed as an admission on my part that I am an “affiliate” of PAETEC/US LEC as described in the first paragraph of this Letter Agreement or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this Letter Agreement.

Very truly yours,

By:
Name:

Accepted this [    ] day of

[                    ], 2006

WC ACQUISITION HOLDINGS CORP.

By:
Name:
Title:

Exhibit 5.14(a)

Commitment Letter

Exhibit 8.3(r)

PAETEC Ancillary Agreement

ANNEX B

PREFERRED STOCK REPURCHASE AGREEMENT

This Preferred Stock Repurchase Agreement (this “Agreement”) is entered into as of August 11, 2006, by and among US LEC Corp., a Delaware corporation (the “Company”), the persons identified on the signature pages hereto as the “Bain Seller” and the “THL Sellers”, solely to the extent provided in paragraph 21, PAETEC Corp., a Delaware corporation (“PAETEC”), and, solely to the extent provided in paragraph 21, each of Richard T. Aab (“Mr. Aab”), Melrich Associates, L.P., a New York limited partnership (“Melrich”), and Tansukh V. Ganatra (together with Mr. Aab and Melrich, the “Former Class B Stockholders”). The Bain Seller and the THL Sellers are collectively referred to in this Agreement as the “Sellers”.

On this date, the Company, PAETEC, WC Acquisition Holdings Corp., a Delaware corporation and wholly-owned direct subsidiary of PAETEC (the “Holding Company”), WC Acquisition Sub U Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub P”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, and subject to the terms and conditions thereof, Merger Sub U and Merger Sub P will merge, respectively, with and into the Company and PAETEC, respectively, whereby each share of Class A Common Stock of the Company (the “Company Common Stock”) will be converted into the right to receive the US LEC Merger Consideration (as defined in Section 2.1(a) of the Merger Agreement) and each share of Class A Common Stock of PAETEC (the “PAETEC Common Stock”) will be converted into the right to receive the PAETEC Merger Consideration (as defined in Section 2.1(d) of the Merger Agreement) (such transactions are referred to herein individually as the “Company Merger” and the “PAETEC Merger”, respectively, and collectively as the “Mergers”), as a result of which the holders of Company Common Stock and PAETEC Common Stock will together own all of the outstanding shares of Common Stock of the Holding Company (and the Holding Company will, in turn, own all of the outstanding shares of common stock of the surviving corporation in the Company Merger and all of the outstanding shares of common stock of the surviving corporation in the PAETEC Merger). As an integral part of the transactions contemplated by the Merger Agreement and either immediately prior to or as of the effective time of the Company Merger, all of the Company’s outstanding shares of Series A Convertible Preferred Stock (together with any accrued but unpaid dividends thereon, the “Preferred Stock”) held by the Sellers will be repurchased for cash on the terms and conditions set forth in this Agreement. Capitalized terms used herein without being defined have the same meanings that they are given in the Company’s Certificate of Designation relating to the Preferred Stock (the “Designation”).

1. Purchase and Sale of Preferred Stock. The Sellers and the Company agree that, immediately prior to or as of the effective time of the Company Merger (such timing to be determined by the Company), (a) the Sellers will sell, transfer, and deliver to the Company, free and clear of any liens, claims or encumbrances of any kind created by the Sellers (other than pursuant to the Preferred Stock Agreements (as defined in paragraph 5)), all of the shares of Preferred Stock issued to them which shall include the 200,000 shares issued on April 11, 2000 (the “Original Shares”) and the total number of shares of Preferred Stock paid or accrued as dividends in kind through the day (the “Closing Date”) on which the effective time of the Company Merger occurs (the “Dividend Shares” and, together with the Original Shares, the “Shares”) and (b) the Company will pay $1,000 for each of the Original Shares and a price per share for each of the Dividend Shares equal to the amount determined by dividing (i) the excess of (A) the Liquidation Value for all Shares as of the Closing Date over (B) $230,000,000 (representing the $200,000,000 to be paid for the Original Shares and a $30,000,000 discount agreed to be the parties) by (ii) the number of Dividend Shares outstanding on the Closing Date. The Sellers agree that, upon the occurrence of such sale of the Shares, the Sellers shall have no further rights relating to the Preferred Stock, including as to any accrued but unpaid dividends. The number of Original Shares and Dividend Shares held as of July 11, 2006 by each Seller is set forth on Exhibit A to this Agreement.

2. Conditions; Closing. The Company’s obligation to purchase the Shares pursuant to paragraph 1 is subject to (w) the representations and warranties of each of the Sellers contained in paragraph 8 hereof being true and

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correct in all material respects on and as of the Closing Date as if made on and as of such date, (x) the compliance by each of the Sellers in all material respects with all of the covenants and agreements set forth in this Agreement that are required to be performed or complied with by each of the Sellers on or before the Closing Date, (y) the receipt of an adequate surplus opinion, dated on or about the Closing Date, addressed to the Company’s Board of Directors of an independent appraisal firm reasonably acceptable to the Company (it being agreed that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is reasonably acceptable to the Company) and (z) the consummation of the Company Merger as of or immediately following such purchase of the Shares pursuant to paragraph 1 (it being understood that the Company’s and PAETEC’s obligations to cause the consummation of the Company Merger is subject to the conditions set forth in the Merger Agreement). The Sellers’ obligations to sell the Shares pursuant to paragraph 1 are subject to (a) the representations and warranties of the Company contained in paragraph 8 hereof being true and correct in all material respects on and as of the Closing Date as if made on and as of such date, (b) the compliance by the Company in all material respects with all of the covenants and agreements set forth in this Agreement that are required to be performed or complied with by the Company on or before the Closing Date, and the provision by the Company to each Seller (or its attorney-in-fact) of such supporting documents with respect to the repurchase of the Shares pursuant to this Agreement as may be reasonably requested by the Sellers, (c) the receipt of an adequate surplus opinion, dated on or about the Closing Date, addressed to the Company’s Board of Directors of an independent appraisal firm reasonably acceptable to the Sellers (it being agreed that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is reasonably acceptable to the Sellers), (d) the determination by the Board of Directors of the Company that the Company shall have sufficient lawfully available funds to purchase the Shares in accordance with this Agreement in compliance with the Delaware General Corporation Law, and (e) the consummation of the Company Merger as of or immediately following such sale of the Shares pursuant to paragraph 1 (it being understood that the Company’s and PAETEC’s obligations to cause the consummation of the Company Merger are subject to the conditions set forth in the Merger Agreement).

3. Closing Mechanics. In order to facilitate the closing of the purchase of the Shares under paragraph 1, (a) the Sellers (i) agree to deposit with the Sellers’ counsel pending closing of the Company Merger and the sale of the Shares hereunder, not less than five business days prior to the scheduled closing date as advised by the Company, the stock certificates evidencing all Shares then outstanding and (ii) agree that certificates, if any, evidencing any additional Dividend Shares that may be issued during the term of this Agreement shall also be directly deposited with the Sellers’ counsel pending such closing (it being understood that prior to the date hereof, no such certificates have been issued), and (b) each THL Seller (i) agrees that Thomas H. Lee Equity Fund IV, L.P. shall act, and is hereby appointed, as the agent, proxy and attorney-in-fact for such THL Seller (the “THL Agent”) for purposes of any actions to be taken (including any documents delivered) by or on behalf of such THL Seller in connection with the transactions contemplated by this Agreement or any amendment to, waiver of or extension of this Agreement and (ii) agrees that all amounts payable to the THL Sellers hereunder shall be aggregated and satisfied by a single payment of such aggregate amount to be made to an account to be designated by the THL Agent to the Company before the closing of the Company Merger and the sale of the Shares hereunder. The parties agree that in the event any certificates evidencing the Shares of a Seller shall have been lost, stolen or destroyed, such Seller’s obligations under clause (a) of the foregoing sentence shall be satisfied upon the making by such Seller of an affidavit of that fact; provided, however, that the Company may, in its discretion, require such Seller to deliver an agreement of indemnification in a form reasonably satisfactory to the Company against any claim that may be made against the Company in respect of the certificates alleged to have been lost, stolen or destroyed. The parties agree that, if this Agreement is terminated without a purchase of the Shares having occurred, any certificates for the Shares previously deposited with the Sellers’ counsel shall be returned promptly (and in any event within two business days) to the Bain Seller and THL Agent, respectively.

4. Cooperation by Sellers. Unless and until this Agreement shall be terminated, the Sellers agree that, solely in their capacity as stockholders of the Company and not in their capacity as directors (as applicable), (a) the Sellers shall be deemed to have timely provided and not revoked as of the date of this Agreement or as of the consummation of the sale of the Shares hereunder, as required or necessary, any and all approvals, consents or waivers of, to or under, any terms of the Preferred Stock Agreements (and only such agreements), including but

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not limited to, in respect of Sections 6(e) and 10 of the Designation and Section 3.2(f) of the Corporate Governance Agreement, solely as are required or necessary for the Company to consummate the Company Merger, the other transactions contemplated in the Merger Agreement and the purchase of the Shares under paragraph 1 (in each case including any related financing) and to enter into this Agreement, the Merger Agreement and agreements specifically contemplated by the Merger Agreement without causing a breach of or default under any Preferred Stock Agreement; provided, that such approval, consent and waiver is contingent upon the consummation of the transactions contemplated by this Agreement, (b) provided that, at the time of such stockholders’ meeting, no condition specified in paragraph 2 could not reasonably be expected to be satisfied in full on or prior to the Outside Date (as defined in the Merger Agreement), at any stockholders’ meeting of the Company at which any approval or consent of matters in connection with the Company Merger shall be sought, the Sellers shall cause the Shares and any other voting securities of the Company, whether issued before or after the date of this Agreement, that the Sellers purchase or with respect to which the Sellers otherwise acquire record or beneficial ownership after the date of this Agreement (such Shares and such other voting securities of the Company, the “Voting Shares”) to be counted as present thereat for the purpose of establishing a quorum and voted in person or by proxy in favor of each of the Merger Agreement, the Company Charter Amendment and the New Equity Plan (as each of the foregoing terms is defined in the Merger Agreement) and any other transactions specifically contemplated by the Merger Agreement, (c) the Sellers shall not request any “demand registrations” under the Registration Rights Agreement, dated as of April 11, 2000, by and among the Company and the “Investors” identified therein, (d) the Sellers shall not take or permit their representatives to take actions inconsistent with their obligations under this Agreement and (e) the Sellers agree that each of Arunas A. Chesonis and Keith M. Wilson, in his capacity as an officer of PAETEC, shall act, and is hereby appointed, as the agent, proxy and attorney-in-fact for each such Seller, with full power of substitution and resubstitution, solely to cause the Voting Shares to be counted as present and to vote the Voting Shares prior to the termination of this Agreement in accordance with paragraph 4(b). With respect to the proxy and power of attorney granted by the THL Sellers under paragraph 3(b) and the proxy and power of attorney granted by the Sellers under paragraph 4(e), (w) such Sellers shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy, (x) such proxy and power of attorney shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Sellers inconsistent with such proxy, (y) such power of attorney is a durable power of attorney and shall survive the dissolution or bankruptcy of such Seller, and (z) such proxy and power of attorney shall terminate upon the termination of this Agreement. Notwithstanding anything herein to the contrary, without the prior written consent of each Seller or the THL Agent, as applicable, neither PAETEC nor the Company shall waive the condition set forth in Section 6.1(h) of the Merger Agreement requiring the repurchase of the Shares contemplated by this Agreement.

5. Termination of Existing Agreements. Effective upon the closing of the purchase of the Shares hereunder, all agreements among the Company and the Sellers or among the Company, the Sellers and the Former Class B Stockholders, in each case entered into as of April 11, 2000, and in each case, as amended and in effect as of the date hereof (collectively, the “Preferred Stock Agreements”), shall terminate and become null and void.

6. Conduct of Sellers Pending Closing. Unless and until this Agreement shall be terminated and except for the sale of the Shares hereunder, consents and approvals required by paragraph 4, the voting agreement and proxy appointment under paragraph 4 and all other agreements and obligations of the Sellers hereunder, unless authorized in advance by the Company’s Board of Directors, by the affirmative vote of at least a majority of its members not affiliated with the Sellers, and by PAETEC’s Board of Directors, the Sellers, solely in their capacity as stockholders of the Company and not in their capacity as directors (as applicable), agree (a) not to sell or otherwise transfer any of their Voting Shares or any economic, voting or other direct or indirect interest therein, (b) not to exercise any conversion or redemption rights they have pursuant to the terms of the Designation, (c) not to grant a proxy or enter into any voting agreement concerning any of the Voting Shares, and (d) at any meeting of the stockholders of the Company, to vote (or cause to be voted) the Voting Shares against (x) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization or recapitalization of or by the Company or any of its subsidiaries (except in connection with the Mergers), or

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(y) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries (except in connection with the Mergers), for the purpose of impeding, frustrating, preventing or nullifying the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement. Each Seller agrees that on the Closing Date such Seller (as applicable) shall cause its designees to the Company’s Board of Directors to resign.

7. Nature of Obligations. The obligations of each of the Sellers hereunder shall be several and not joint with any other party and be limited to the Voting Shares owned (beneficially or of record) by such Seller.

8. Representations and Warranties. Each of the Sellers hereby represents and warrants to the Company that: (a) such Seller has the power and authority to enter into and deliver this Agreement and perform its obligations under this Agreement and, with respect to Sellers that are not natural persons, such Seller’s execution and delivery of this Agreement and performance of its obligations hereunder have been duly and validly authorized by any necessary corporate or similar proceedings on the part of such Seller, (b) this Agreement is binding on such Seller and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles relating to enforceability, (c) the execution and delivery of this Agreement and the performance by such Seller of its obligations hereunder do not require the authorization, consent, approval, license, exemption or other action by, or filing with, any third party or governmental authority, do not violate applicable law or conflict with or result in a breach of any of such Seller’s organizational documents (as applicable) or contractual obligations, (d) such Seller owns the Shares that are identified as to such Seller on Exhibit A to this Agreement and that such Shares are free and clear of any liens, claims or encumbrances of any kind apart from such Seller’s obligations under this Agreement and the Preferred Stock Agreements, and (e) other than the shares that are identified as to such Seller on Exhibit A to this Agreement, such Seller does not own (beneficially or of record) any voting securities of the Company. The Company hereby represents and warrants to the Sellers that (x) the Company has the power and authority to enter into this Agreement and perform its obligations under this Agreement and the Company’s execution and delivery of this Agreement and performance of its obligations hereunder have been duly and validly authorized by all necessary corporate proceedings on the part of the Company, except for the determination by the Board of Directors of the Company that the Company shall have sufficient lawfully available funds to purchase the Shares in accordance with this Agreement in compliance with the Delaware General Corporation Law, (y) this Agreement is binding and enforceable in accordance with its terms on the Company, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles relating to enforceability, and (z) the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder do not require the authorization, consent, approval, license, exemption or other action by, or filing with, any third party or governmental authority, do not violate applicable law or conflict with or result in a breach of any of the Company’s organizational documents or contractual obligations.

9. Termination of Agreement. This Agreement shall remain in full force and effect until, and the provisions of paragraphs 1 through 6 (inclusive) and paragraph 8 shall terminate (with respect to each party to each such provision) upon, the earliest to occur of any of the following: (i) the Merger Agreement is amended or modified or provisions waived, without the prior written consent of the Sellers or their attorney-in-fact, in a manner that is materially adverse to the Sellers, it being understood that (x) any waiver or failure of the condition to consummate the purchase of the Shares, or any amendment or modification that materially impedes, materially frustrates, prevents or nullifies the purchase of the Shares, shall be a non-exclusive example of an event that is materially adverse to the Seller and (y) any change in the nature or amount of the consideration payable in the Mergers shall be deemed not to be materially adverse to the Sellers, (ii) the Merger Agreement, as it may be amended or modified from time to time, is terminated in accordance with its terms, (iii) the consummation of the Mergers and the sale and purchase of the Shares hereunder, (iv) the written agreement to terminate such provisions executed by each of the Company, the Sellers, and PAETEC in respect of the applicable PAETEC Provisions (as defined in paragraph 21) and (v) the Outside Date (as defined in the Merger Agreement in effect on the date hereof).

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10. Notice. All notices, requests, claims, demands and other communications (“Notices”) under this Agreement shall be in writing and sent by certified or registered mail, return receipt requested, a recognized overnight courier service, telecopier or personal delivery, as follows: (a) if to the Company or to any Former Class B Stockholder, to: (a) US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Chief Financial Officer, Telecopier: (704) 319-1200, with a required copy to: Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York 10036, Attention: Nancy Lieberman, Telecopier: (917) 777-2050, (b) if to the Bain Seller, in care of: Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116, Attention: Michael A. Krupka, Telecopier: (617) 572-3274, with a required copy to: Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110-2624, Attention: Julie H. Jones and Philip J. Smith, Telecopier: (617) 951-7050, (c) if to the THL Sellers, in care of: Thomas H. Lee Partners, L.P. 100 Federal Street, 35th Floor, Boston, Massachusetts 02110, Attention: Anthony J. DiNovi, Telecopier: (617) 227-3514, with a required copy to: Ropes & Gray, One International Place, Boston, Massachusetts 02110-2624, Attention: Julie H. Jones and Philip J. Smith, Telecopier: (617) 951-7050, and (d) if to PAETEC, to: PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Chief Financial Officer, Telecopier: (585) 340-2563, with a required copy to: Hogan & Hartson L.L.P., 8300 Greensboro Drive, Suite 1100, McLean, Virginia 22102, Attention: Richard Parrino, Telecopier: (703) 610-6200. All Notices shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; five business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied. A party may change its address for purposes of this Agreement by Notice in accordance with this paragraph 10.

11. Entire Agreement. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

12. No Other Rights. Nothing in this Agreement shall be considered to give any person other than the parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the parties and their respective successors and permitted assigns.

13. Equitable Relief. Each of the parties acknowledges that a breach by it of any provision contained in this Agreement will cause the other parties to sustain damage for which they would not have an adequate remedy at law for money damages, and therefore each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

14. Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement which is held invalid or unenforceable only in part shall remain in full force and effect to the extent not held invalid or unenforceable.

15. Headings. All references in this Agreement to “paragraph” or “paragraphs” refer to the corresponding numbered paragraph or paragraphs of this Agreement. All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement and all of which, when taken together, shall be considered to constitute one and the same agreement.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to that state’s conflicts of laws principles.

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18. Amendments; Waivers. Any amendment or modification of or to: (a) any General Provision (as defined in paragraph 21), and any consent to any departure of any party to this Agreement from the terms of any provision of the General Provisions, shall be effective only if it is made or given in writing and signed by each party to this Agreement or its attorney-in-fact; (b) any PAETEC-Specific Provision (as defined in paragraph 21), and any consent to any departure of any party to any PAETEC-Specific Provision from the terms of any PAETEC-Specific Provision, shall be effective only if it is made or given in writing and signed by each party to such PAETEC-Specific Provision or its attorney-in-fact; (c) any Class B-Specific Provision (as defined in paragraph 21), and any consent to any departure of any party to any Class B-Specific Provision from the terms of any Class B-Specific Provision, shall be effective only if it is made or given in writing and signed by each party to such Class B-Specific Provision or its attorney-in-fact; and (d) any Other Provision (as defined in paragraph 21), and any consent to any departure of any party to any Other Provision from the terms of any Other Provision, shall be effective only if it is made or given in writing and signed by each party to such Other Provision or its attorney-in-fact. Notwithstanding the foregoing provisions of this paragraph 18, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by any party entitled to the benefits thereof only by a written instrument signed by such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

19. Successors and Assigns. This Agreement shall apply to, be binding in all respects upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign any of its rights under this Agreement without the prior written consent of each of the Company, the Sellers and PAETEC.

20. Expenses. The Company agrees to pay the Sellers their reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, including those of Ropes & Gray LLP in an amount no greater than $100,000, payable within 10 days after presentation to the Company of reasonable documentation for such fees, expenses and costs.

21. Certain Provisions. Notwithstanding any provision of this Agreement to the contrary: (a) PAETEC shall be a party to this Agreement solely in respect of, and solely for the purposes of, the terms and conditions of this Agreement set forth in the General Provisions and paragraphs 4, 6, 7 and 9 (such terms and conditions, the “PAETEC-Specific Provisions” and, together with the General Provisions, the “PAETEC Provisions”), and PAETEC shall not be a party to this Agreement in respect of, or for purposes of, any of the terms and conditions of this Agreement that are not PAETEC Provisions; and (b) each Former Class B Stockholder shall be a party to this Agreement solely in respect of, and solely for the purposes of, the terms and conditions of this Agreement set forth in the General Provisions and paragraph 5 (such terms and conditions, the “Class B-Specific Provisions” and, together with the General Provisions, the “Class B Provisions”), and no Former Class B Stockholder shall be a party to this Agreement in respect of, or for purposes of, any of the terms and conditions of this Agreement that are not Class B Provisions, except that each Former Class B Stockholder’s rights and obligations under paragraph 5 may be terminated in accordance with paragraph 9. For the avoidance of doubt, the Company and the Sellers are parties to all provisions of this Agreement. For purposes of this Agreement: (x) “General Provisions” means the terms and conditions of this Agreement set forth in paragraphs 10 through 19 (inclusive) and this paragraph 21; and (y) “Other Provisions” means the terms and conditions of this Agreement, except for those set forth in the General Provisions, the PAETEC-Specific Provisions and the Class B-Specific Provisions.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

US LEC CORP.

By:	/s/ RICHARD T. AAB
Name:	Richard T. Aab
Title:	Chairman of the Board

PAETEC CORP.
(as a party to this Agreement solely to the extent provided in paragraph 21)

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	President, Chief Executive Officer and Chairman

THE “BAIN SELLER”:

BAIN CAPITAL CLEC INVESTORS, L.L.C.

By:	BAIN CAPITAL FUND VI, L.P.,
its Administrative Member

By:	BAIN CAPITAL PARTNERS VI, L.P.,
its General Partner

By:	BAIN CAPITAL INVESTORS VI, INC.,
its general partner

By:	/s/ MICHAEL A. KRUPKA
Name:	Michael A. Krupka
Title:	Managing Director

THE “THL SELLERS”:

THOMAS H. LEE EQUITY FUND IV, L.P.

By:	THL EQUITY ADVISORS IV, LLC,
its general partner

By:	/s/ ANTHONY J. DINOVI
Name:	Anthony J. DiNovi
Title:	Managing Director

THOMAS H. LEE FOREIGN FUND IV-B, L.P.

By:	THL EQUITY ADVISORS IV, LLC,
its general partner

By:	/s/ ANTHONY J. DINOVI
Name:	Anthony J. DiNovi
Title:	Managing Director

THOMAS H. LEE FOREIGN FUND IV, L.P.

By:	THL EQUITY ADVISORS IV, LLC,
its general partner

By:	/s/ SCOTT M. SPERLING
Name:	Scott M. Sperling
Title:	Managing Director

PUTNAM INVESTMENT HOLDINGS LLC

By:	PUTNAM INVESTMENTS, LLC,
Its:	Managing Member

By:	/s/ WOODY BRADFORD
Name:	Woody Bradford
Title:	Managing Director

1997 THOMAS H. LEE NOMINEE TRUST

By:	/s/ PAUL D. ALLEN
Name:	Paul D. Allen
Title:	Vice President

THOMAS H. LEE CHARITABLE INVESTMENT L.P.

By:	/s/ THOMAS H. LEE
Name:	Thomas H. Lee
Title:	President

/s/ DAVID V. HARKINS
DAVID V. HARKINS

THE HARKINS 1995 GIFT TRUST

By:	/s/ SHERYLL J. HARKINS
Name:	Sheryll J. Harkins
Trustee

/s/ SCOTT A. SCHOEN
SCOTT A. SCHOEN

/s/ C. HUNTER BOLL
C. HUNTER BOLL

/s/ SCOTT M. SPERLING
SCOTT M. SPERLING

/s/ ANTHONY J. DINOVI
ANTHONY J. DINOVI

/s/ THOMAS M. HAGERTY
THOMAS M. HAGERTY

/s/ WARREN C. SMITH, JR.
WARREN C. SMITH, JR.

/s/ SETH W. LAWRY
SETH W. LAWRY

/s/ KENT R. WELDON
KENT R. WELDON

/s/ TERRENCE M. MULLEN
TERRENCE M. MULLEN

/s/ TODD M. ABBRECHT
TODD M. ABBRECHT

/s/ CHARLES A. BRIZIUS
CHARLES A. BRIZIUS

/s/ SCOTT JAECKEL
SCOTT JAECKEL

/s/ SOREN OBERG
SOREN OBERG

/s/ THOMAS R. SHEPHERD
THOMAS R. SHEPHERD

/s/ WENDY L. MASLER
WENDY L. MASLER

/s/ ANDREW D. FLASTER
ANDREW D. FLASTER

ROBERT SCHIFF LEE 1988 IRREVOCABLE TRUST

By:	/s/ CHARLES W. ROBINS
Name:	Charles W. Robins
Title:	Trustee

/s/ STEPHEN ZACHARY LEE
STEPHEN ZACHARY LEE

/s/ CHARLES W. ROBINS
CHARLES W. ROBINS AS CUSTODIAN FOR JESSE LEE

/s/ CHARLES W. ROBINS
CHARLES W. ROBINS AS CUSTODIAN FOR NATHAN LEE

/s/ CHARLES W. ROBINS
CHARLES W. ROBINS

/s/ JAMES WESTRA
JAMES WESTRA

THL-CCI INVESTORS LIMITED PARTNERSHIP

By:	THL INVESTMENT MANAGEMENT CORP.,
its general partner

By:	/s/ THOMAS H. LEE
Name:	Thomas H. Lee
Title:

/s/ ADAM A. ABRAMSON
ADAM A. ABRAMSON

/s/ JOANNE M. RAMOS
JOANNE M. RAMOS

/s/ P. HOLDEN SPAHT
P. HOLDEN SPAHT

/s/ NANCY M. GRAHAM
NANCY M. GRAHAM

/s/ GREGORY A. CIONGOLI
GREGORY A. CIONGOLI

/s/ WM. MATTHEW KELLY
WM. MATTHEW KELLY

/s/ KEVIN F. SULLIVAN
KEVIN F. SULLIVAN

/s/ DIANE M. BARRIERE
DIANE M. BARRIERE

/s/ KIM H. OAKLEY
KIM H. OAKLEY

/s/ RICHARD T. AAB
Richard T. Aab
(as a party to this Agreement solely to the extent provided in paragraph 21)

MELRICH ASSOCIATES, L.P.
(as a party to this Agreement solely to the extent provided in paragraph 21)

By:	/s/ RICHARD T. AAB
Name:	Richard T. Aab
Title:	General Partner

/s/ TANSUKH V. GANATRA
Tansukh V. Ganatra
(as a party to this Agreement solely to the extent provided in paragraph 21)

Exhibit A

Sellers	Number of Original Shares	Number of Dividend Shares	Sum of Original Shares and Dividend Shares
Bain Capital CLEC Investors, L.L.C.	100,000	45,094.5355	145,094.5355
Thomas H. Lee Equity Fund IV, L.P.	83,533	37,668.8181	121,201.8181
Thomas H. Lee Foreign Fund IV-B, L.P.	8,113	3,658.5197	11,771.5197
Thomas H. Lee Foreign Fund IV, L.P.	2,859	1,289.2528	4,148.2528
Putnam Investment Holdings, LLC	1,374	619.5991	1,993.5991
1997 Thomas H. Lee Nominee Trust	1,104	497.8436	1,601.8436
Thomas H. Lee Charitable Investment Limited Partnership	543	244.8633	787.8633
David V. Harkins	294	132.5779	426.5779
Scott A. Schoen	245	110.4817	355.4817
C. Hunter Boll	245	110.4817	355.4817
Scott M. Sperling	245	110.4817	355.4817
Anthony J. DiNovi	245	110.4817	355.4817
Thomas M. Hagerty	245	110.4817	355.4817
Warren C. Smith, Jr.	245	110.4817	355.4817
Seth W. Lawry	102	45.9964	147.9964
Kent R. Weldon	68	30.6642	98.6642
Terrence M. Mullen	54	24.3509	78.3509
Todd M. Abbrecht	54	24.3509	78.3509
Robert Schiff Lee 1988 Irrevocable Trust	50	22.5473	72.5473
Stephen Zachary Lee	50	22.5473	72.5473
Charles A. Brizius	41	18.4884	59.4884
The Harkins 1995 Gift Trust	33	14.8813	47.8813
Thomas R. Shepherd	29	13.0772	42.0772
Charles W. Robins as Custodian for the Jesse Lee 2000 Trust	25	11.2736	36.2736
Charles W. Robins as Custodian for the Nathan Lee 2000 Trust.	25	11.2736	36.2736
Charles W. Robins	20	9.0191	29.0191
James Westra	20	9.0191	29.0191
Wendy L. Masler	20	9.0191	29.0191
Andrew D. Flaster	17	7.6660	24.6660
Scott L. Jaeckel	15	6.7641	21.7641
Soren L. Oberg	15	6.7641	21.7641
Adam A. Abramson	12	5.4111	17.4111
Joanne M. Ramos	12	5.4111	17.4111
P. Holden Spaht	7	3.1564	10.1564
Nancy M. Graham	12	5.4111	17.4111
Gregory A. Ciongoli	12	5.4111	17.4111
Wm. Matthew Kelly	12	5.4111	17.4111
Kevin F. Sullivan	2	0.9017	2.9017
Diane M. Barriere	2	0.9017	2.9017
Kim H. Oakley	1	0.4509	1.4509

Total	200,000.00	90,189.0690	290,189.0690

ANNEX C-1

Execution Copy

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of August 11, 2006, by and among PAETEC Corp., a Delaware corporation (the “Company”), US LEC Corp., a Delaware corporation (“US LEC”), and the stockholders of the Company identified on the signature pages hereto (each a “Stockholder, and collectively, the “Stockholders”).

On this date, the Company, US LEC, WC Acquisition Holdings Corp., a Delaware corporation and wholly-owned direct subsidiary of the Company (the “Holding Company”), WC Acquisition Sub U Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub P”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, and subject to the terms and conditions thereof, Merger Sub U and Merger Sub P will merge, respectively, with and into US LEC and the Company, respectively, whereby each share of Class A Common Stock of US LEC (the “US LEC Common Stock”) will be converted into the right to receive the US LEC Merger Consideration (as defined in Section 2.1(a) of the Merger Agreement) and each share of Class A Common Stock of the Company (the “Company Common Stock”) will be converted into the right to receive the PAETEC Merger Consideration (as defined in Section 2.1(c) of the Merger Agreement) (such transactions are referred to herein individually as the “US LEC Merger” and the “Company Merger,” respectively, and collectively as the “Mergers”), as a result of which the holders of US LEC Common Stock and Company Common Stock will together own all of the outstanding shares of Common Stock of the Holding Company (and the Holding Company will, in turn, own all of the outstanding shares of common stock of the surviving corporation in the US LEC Merger and all of the outstanding shares of common stock of the surviving corporation in the Company Merger). Capitalized terms used herein without being defined have the same meanings that they are given in the Merger Agreement.

1. Cooperation by Stockholders. Unless and until this Agreement shall be terminated, each Stockholder agrees that, solely in its capacity as a stockholder of the Company, (a) at any stockholders’ meeting of the Company at which any approval or consent of matters in connection with the Company Merger shall be sought, such Stockholder shall cause all shares of Company Common Stock set forth opposite the name of such Stockholder on Exhibit A hereto, and any other voting securities of the Company, whether issued before or after the date of this Agreement, that such Stockholder purchases or with respect to which such Stockholder otherwise acquires record or beneficial ownership after the date of this Agreement (such shares of Company Common Stock and such other voting securities of such Stockholder, the “Shares”) to be counted as present thereat for the purpose of establishing a quorum and voted in person or by proxy in favor of the Merger Agreement, any additional matters submitted to a vote of the Company’s stockholders pursuant to Section 5.1(b) of the Merger Agreement and any other transactions specifically contemplated by the Merger Agreement, (b) such Stockholder shall not take or permit their representatives to take actions inconsistent with their obligations under this Agreement, and (c) such Stockholder agrees that each of Richard T. Aab and J. Lyle Patrick, in his capacity as an officer of US LEC, shall act, and is hereby appointed, as the agent, proxy and attorney-in-fact for such Stockholder, with full power of substitution and resubstitution, solely to cause the Shares to be counted as present and to vote the Shares prior to the termination of this Agreement in accordance with paragraph 1(a). With respect to the proxy and power of attorney granted by each Stockholder under paragraph 1(c), (w) such Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy, (x) such proxy and power of attorney shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder inconsistent with such proxy, (y) such power of attorney is a durable power of attorney and shall survive the dissolution or bankruptcy of such Stockholder, and (z) such proxy and power of attorney shall terminate upon the termination of this Agreement.

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2. Conduct of Stockholders Pending Closing. Unless and until this Agreement shall be terminated and except for the voting agreement and proxy appointment under paragraph 1 and all other agreements and obligations of the Stockholders hereunder, unless authorized in advance by the Company’s Board of Directors and by US LEC’s Board of Directors, each Stockholder, solely in its capacity as a stockholder of the Company, agrees (a) not to sell or otherwise transfer any of its Shares or any economic, voting or other direct or indirect interest therein, (b) not to grant a proxy or enter into any voting agreement concerning any of the Shares, and (c) at any meeting of the stockholders of the Company, to vote (or cause to be voted) the Shares against (x) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization or recapitalization of or by the Company or any of its subsidiaries (except in connection with the Mergers), or (y) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries (except in connection with the Mergers), for the purpose of impeding, frustrating, preventing or nullifying the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement.

3. Representations and Warranties. Each of the Stockholders hereby represents and warrants to the Company and US LEC that: (a) such Stockholder has the power and authority to enter into and deliver this Agreement and perform its obligations under this Agreement and, such Stockholder’s execution and delivery of this Agreement and performance of its obligations hereunder have been duly and validly authorized by any necessary corporate or similar proceedings on the part of such Stockholder, (b) this Agreement is binding on such Stockholder and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles relating to enforceability, (c) the execution and delivery of this Agreement and the performance by such Stockholder of its obligations hereunder do not require the authorization, consent, approval, license, exemption or other action by, or filing with, any third party or governmental authority, do not violate applicable law or conflict with or result in a breach of any of such Stockholder’s organizational documents or contractual obligations, (d) such Stockholder owns the Shares that are identified as to such Stockholder on Exhibit A to this Agreement and that such Shares are free and clear of any liens, claims or encumbrances of any kind apart from such Stockholder’s obligations under this Agreement and (e) other than the shares that are identified as to such Stockholder on Exhibit A to this Agreement, such Stockholder does not own (beneficially or of record) any voting securities of the Company.

4. Termination of Agreement. This Agreement shall remain in full force and effect until, and the provisions of paragraphs 1 through 3 (inclusive) shall terminate upon, the earliest to occur of any of the following: (i) the Merger Agreement is amended or modified or provisions waived, without the prior written consent of the Stockholders, in a manner that is materially adverse to the Stockholders, it being understood that any amendment, modification, supplement or waiver that would reduce the amount of the PaeTec Merger Consideration or increase the amount of the US LEC Merger Consideration payable in the Mergers (except in each case in the manner contemplated by Section 2.1(h) of the Merger Agreement as in effect on the date hereof) or extend the Outside Date (as defined in the Merger Agreement in effect on the date hereof) shall be deemed to be materially adverse to the Stockholders, (ii) the Merger Agreement, as it may be amended or modified from time to time, is terminated in accordance with its terms, (iii) the consummation of the Mergers, (iv) the written agreement to terminate such provisions executed by each of the parties and (v) the Outside Date (as defined in the Merger Agreement in effect on the date hereof).

5. Notice. All notices, requests, claims, demands and other communications (“Notices”) under this Agreement shall be in writing and sent by certified or registered mail, return receipt requested, a recognized overnight courier service, telecopier or personal delivery, as follows: (a) if to Company, to: PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York, 14450 Attention: Chief Financial Officer, Telecopier: (585) 368-2970, with a required copy to: Hogan & Hartson L.L.P., 8300 Greensboro Drive, Suite 1100, McLean, Virginia 22102, Attention: Richard J. Parrino, Telecopier: (703) 610-6200, (b) if to US LEC, to: US LEC Corp., Morrowcroft III, 6801 Morrison Boulevard, Charlotte, North Carolina, 28211, Attention: Chief Financial Officer, Telecopier: (704) 319-1200, with a required copy to: Skadden, Arps, Slate, Meagher & Flom

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LLP, Four Times Square, New York 10036, Attention: Nancy Lieberman, Telecopier: (917) 777-2050, and (c) if to the Stockholders, in care of: Madison Dearborn Capital Partners, III, L.P., Three First National Plaza, Chicago, IL 60602, Attention: Paul J. Finnegan Telecopier: (312) 895-1256, with a required copy to: Kirkland & Ellis LLP, 200 East Randolph Drive, Chicago, Illinois 60601, Attention: Jeffrey Seifman, Telecopier: (312) 861-2200. All Notices shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; five business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied. A party may change its address for purposes of this Agreement by Notice in accordance with this paragraph 5.

6. Entire Agreement. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

7. No Other Rights. Nothing in this Agreement shall be considered to give any person other than the parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the parties and their respective successors and permitted assigns.

8. Equitable Relief. Each of the parties hereto acknowledges that a breach by it of any provision contained in this Agreement will cause the other parties to sustain damage for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

9. Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement which is held invalid or unenforceable only in part shall remain in full force and effect to the extent not held invalid or unenforceable.

10. Headings. All references in this Agreement to “paragraph” or “paragraphs” refer to the corresponding numbered paragraph or paragraphs of this Agreement. All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement and all of which, when taken together, shall be considered to constitute one and the same agreement.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to that state’s conflicts of laws principles.

13. Amendments; Waivers. Any amendment or modification of or to any provision of this Agreement, and any consent to any departure of any party from the terms of any provision of this Agreement, shall be effective only if it is made or given in writing and signed by each party. Notwithstanding the foregoing sentence, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by any party entitled to the benefits thereof only by a written instrument signed by such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

14. Successors and Assigns. This Agreement shall apply to, be binding in all respects upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign any of its rights under this Agreement without the prior written consent of each of the other parties.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

PAETEC CORP.

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	President, Chief Executive Officer and Chairman

US LEC CORP.

By:	/s/ RICHARD T. AAB
Name:	Richard T. Aab
Title:	Chairman of the Board

THE STOCKHOLDERS:

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	MADISON DEARBORN PARTNERS III, L.P.
Its:	General Partner

By:	MADISON DEARBORN PARTNERS, LLC
Its:	General Partner

By:	/s/ PAUL FINNEGAN
Its:	Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	MADISON DEARBORN PARTNERS III, L.P.
Its:	General Partner

By:	MADISON DEARBORN PARTNERS, LLC
Its:	General Partner

By:	/s/ PAUL FINNEGAN
Its:	Managing Director

SPECIAL ADVISORS FUND I, LLC

By:	MADISON DEARBORN PARTNERS III, L.P.
Its:	Manager

By:	MADISON DEARBORN PARTNERS, LLC
Its:	General Partner

By:	/s/ PAUL FINNEGAN
Its:	Managing Director

Exhibit A

Shares of Company Common Stock

Stockholder	Number of Shares
Madison Dearborn Capital Partners III, L.P.	3,351,320
Madison Dearborn Special Equity III, L.P.	74,414
Special Advisors Fund I, LLC	7,357

TOTAL	3,433,091

ANNEX C-2

Execution Copy

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of August 11, 2006, by and among PAETEC Corp., a Delaware corporation (the “Company”), US LEC Corp., a Delaware corporation (“US LEC”), and the stockholders of the Company identified on the signature pages hereto (each a “Stockholder, and collectively, the “Stockholders”).

On this date, the Company, US LEC, WC Acquisition Holdings Corp., a Delaware corporation and wholly-owned direct subsidiary of the Company (the “Holding Company”), WC Acquisition Sub U Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Holding Company (“Merger Sub P”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, and subject to the terms and conditions thereof, Merger Sub U and Merger Sub P will merge, respectively, with and into US LEC and the Company, respectively, whereby each share of Class A Common Stock of US LEC (the “US LEC Common Stock”) will be converted into the right to receive the US LEC Merger Consideration (as defined in Section 2.1(a) of the Merger Agreement) and each share of Class A Common Stock of the Company (the “Company Common Stock”) will be converted into the right to receive the PAETEC Merger Consideration (as defined in Section 2.1(c) of the Merger Agreement) (such transactions are referred to herein individually as the “US LEC Merger” and the “Company Merger,” respectively, and collectively as the “Mergers”), as a result of which the holders of US LEC Common Stock and Company Common Stock will together own all of the outstanding shares of Common Stock of the Holding Company (and the Holding Company will, in turn, own all of the outstanding shares of common stock of the surviving corporation in the US LEC Merger and all of the outstanding shares of common stock of the surviving corporation in the Company Merger). Capitalized terms used herein without being defined have the same meanings that they are given in the Merger Agreement.

1. Cooperation by Stockholders. Unless and until this Agreement shall be terminated, each Stockholder agrees that, solely in its capacity as a stockholder of the Company, (a) at any stockholders’ meeting of the Company at which any approval or consent of matters in connection with the Company Merger shall be sought, such Stockholder shall cause all shares of Company Common Stock set forth opposite the name of such Stockholder on Exhibit A hereto, and any other voting securities of the Company, whether issued before or after the date of this Agreement, that such Stockholder purchases or with respect to which such Stockholder otherwise acquires record or beneficial ownership after the date of this Agreement (such shares of Company Common Stock and such other voting securities of such Stockholder, the “Shares”) to be counted as present thereat for the purpose of establishing a quorum and voted in person or by proxy in favor of the Merger Agreement, any additional matters submitted to a vote of the Company’s stockholders pursuant to Section 5.1(b) of the Merger Agreement and any other transactions specifically contemplated by the Merger Agreement, (b) such Stockholder shall not take or permit their representatives to take actions inconsistent with their obligations under this Agreement, and (c) such Stockholder agrees that each of Richard T. Aab and J. Lyle Patrick, in his capacity as an officer of US LEC, shall act, and is hereby appointed, as the agent, proxy and attorney-in-fact for such Stockholder, with full power of substitution and resubstitution, solely to cause the Shares to be counted as present and to vote the Shares prior to the termination of this Agreement in accordance with paragraph 1(a). With respect to the proxy and power of attorney granted by each Stockholder under paragraph 1(c), (w) such Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy, (x) such proxy and power of attorney shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder inconsistent with such proxy, (y) such power of attorney is a durable power of attorney and shall survive the dissolution or bankruptcy of such Stockholder, and (z) such proxy and power of attorney shall terminate upon the termination of this Agreement.

2. Conduct of Stockholders Pending Closing. Unless and until this Agreement shall be terminated and except for the voting agreement and proxy appointment under paragraph 1 and all other agreements and obligations of the Stockholders hereunder, unless authorized in advance by the Company’s Board of Directors and by US LEC’s Board of Directors, each Stockholder, solely in its capacity as a stockholder of the Company, agrees (a) not to sell or otherwise transfer any of its Shares or any economic, voting or other direct or indirect interest therein, (b) not to grant a proxy or enter into any voting agreement concerning any of the Shares, and (c) at any meeting of the stockholders of the Company, to vote (or cause to be voted) the Shares against (x) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization or recapitalization of or by the Company or any of its subsidiaries (except in connection with the Mergers), or (y) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries (except in connection with the Mergers), for the purpose of impeding, frustrating, preventing or nullifying the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement.

3. Representations and Warranties. Each of the Stockholders hereby represents and warrants to the Company and US LEC that: (a) such Stockholder has the power and authority to enter into and deliver this Agreement and perform its obligations under this Agreement and, such Stockholder’s execution and delivery of this Agreement and performance of its obligations hereunder have been duly and validly authorized by any necessary corporate or similar proceedings on the part of such Stockholder, (b) this Agreement is binding on such Stockholder and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles relating to enforceability, (c) the execution and delivery of this Agreement and the performance by such Stockholder of its obligations hereunder do not require the authorization, consent, approval, license, exemption or other action by, or filing with, any third party or governmental authority, do not violate applicable law or conflict with or result in a breach of any of such Stockholder’s organizational documents or contractual obligations, (d) such Stockholder owns the Shares that are identified as to such Stockholder on Exhibit A to this Agreement and that such Shares are free and clear of any liens, claims or encumbrances of any kind apart from such Stockholder’s obligations under this Agreement and (e) other than the shares that are identified as to such Stockholder on Exhibit A to this Agreement, such Stockholder does not own (beneficially or of record) any voting securities of the Company.

4. Termination of Agreement. This Agreement shall remain in full force and effect until, and the provisions of paragraphs 1 through 3 (inclusive) shall terminate upon, the earliest to occur of any of the following: (i) the Merger Agreement is amended or modified or provisions waived, without the prior written consent of the Stockholders, in a manner that is materially adverse to the Stockholders, it being understood that any amendment, modification, supplement or waiver that would reduce the amount of the PaeTec Merger Consideration or increase the amount of the US LEC Merger Consideration payable in the Mergers (except in each case in the manner contemplated by Section 2.1(h) of the Merger Agreement as in effect on the date hereof) or extend the Outside Date (as defined in the Merger Agreement in effect on the date hereof) shall be deemed to be materially adverse to the Stockholders, (ii) the Merger Agreement, as it may be amended or modified from time to time, is terminated in accordance with its terms, (iii) the consummation of the Mergers, (iv) the written agreement to terminate such provisions executed by each of the parties and (v) the Outside Date (as defined in the Merger Agreement in effect on the date hereof).

5. Notice. All notices, requests, claims, demands and other communications (“Notices”) under this Agreement shall be in writing and sent by certified or registered mail, return receipt requested, a recognized overnight courier service, telecopier or personal delivery, as follows: (a) if to Company, to: PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York, 14450, Attention: Chief Financial Officer, Telecopier: (585) 368-2970, with a required copy to: Hogan & Hartson L.L.P., 8300 Greensboro Drive, Suite 1100, McLean, Virginia 22102, Attention: Richard J. Parrino, Telecopier: (703) 610-6200, (b) if to US LEC, to: US LEC Corp., Morrowcroft III, 6801 Morrison Boulevard, Charlotte, North Carolina, 28211, Attention: Chief Financial Officer, Telecopier: (704) 319-1200, with a required copy to: Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York 10036, Attention: Nancy Lieberman, Telecopier: (917) 777-2050, and (c) if to the Stockholders, in care of: Blackstone CCC Capital Partners L.P., 345 Park Ave., New York, New York,

2

10154, Attention: Michael S. Chae, Telecopier: (212) 583-5913, with a required copy to: Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, Attention: Wilson Neely, Telecopier: (212) 455-2502. All Notices shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; five business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied. A party may change its address for purposes of this Agreement by Notice in accordance with this paragraph 5.

6. Entire Agreement. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

7. No Other Rights. Nothing in this Agreement shall be considered to give any person other than the parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the parties and their respective successors and permitted assigns.

8. Equitable Relief. Each of the parties hereto acknowledges that a breach by it of any provision contained in this Agreement will cause the other parties to sustain damage for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

9. Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement which is held invalid or unenforceable only in part shall remain in full force and effect to the extent not held invalid or unenforceable.

10. Headings. All references in this Agreement to “paragraph” or “paragraphs” refer to the corresponding numbered paragraph or paragraphs of this Agreement. All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original copy of this Agreement and all of which, when taken together, shall be considered to constitute one and the same agreement.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to that state’s conflicts of laws principles.

13. Amendments; Waivers. Any amendment or modification of or to any provision of this Agreement, and any consent to any departure of any party from the terms of any provision of this Agreement, shall be effective only if it is made or given in writing and signed by each party. Notwithstanding the foregoing sentence, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by any party entitled to the benefits thereof only by a written instrument signed by such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

14. Successors and Assigns. This Agreement shall apply to, be binding in all respects upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign any of its rights under this Agreement without the prior written consent of each of the other parties.

3

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

PAETEC CORP.

By:	/s/ ARUNAS A. CHESONIS
Name:	Arunas A. Chesonis
Title:	President, Chief Executive Officer and Chairman

US LEC CORP.

By:	/s/ RICHARD T. AAB
Name:	Richard T. Aab
Title:	Chairman of the Board

THE STOCKHOLDERS:

BLACKSTONE CCC CAPITAL PARTNERS L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ MICHAEL CHAE
Name:	Michael Chae
Title:	Senior Managing Director

BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ MICHAEL CHAE
Name:	Michael Chae
Title:	Senior Managing Director

Executed as a Deed

Witnessed by:

/s/ ANGELO ACCONCIA

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

By:	BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ MICHAEL CHAE
Name:	Michael Chae
Title:	Senior Managing Director

Exhibit A

Shares of Company Common Stock

Stockholder	Number of Shares
Blackstone CCC Capital Partners, L.P.	1,954,856
Blackstone CCC Offshore Capital Partners, L.P.	350,219
Blackstone Family Investment Partnership III, L.P.	147,132

TOTAL	2,452,207

ANNEX D-1

August 10, 2006

Board of Directors

PAETEC Corp.

One Paetec Plaza

600 WillowBrook Office Park

Fairport, New York 14450

Members of the Board of Directors:

US LEC Corp., a Delaware corporation (“US LEC”), PAETEC Corp., a Delaware corporation (“PAETEC”), WC Acquisition Holdings Corp., a Delaware corporation and wholly-owned direct subsidiary of PAETEC (the “Company”), WC Acquisition Sub U Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub P”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub U and Merger Sub P will be merged, respectively, with and into US LEC and PAETEC, respectively, in a transaction in which each outstanding share of US LEC’s Class A common stock, par value $.01 per share (the “US LEC Common Stock”), will be converted into the right to receive 1.000 shares (the “US LEC Exchange Ratio”) of the Company’s common stock, par value $.01 per share (the “Company Common Stock”), and each share of PAETEC’s Class A common stock, par value $.01 per share (the “PAETEC Common Stock”), will be converted into the right to receive 1.623 shares (the “PAETEC Exchange Ratio”) of the Company Common Stock (such transactions are referred to collectively as the “Merger”).

You have asked us whether, in our opinion, the PAETEC Exchange Ratio is fair from a financial point of view to the holders of PAETEC Common Stock.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to US LEC that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of US LEC and PAETEC, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by US LEC and PAETEC, respectively;

(3) Conducted discussions with members of the respective senior management of US LEC and PAETEC concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4) Reviewed the market prices for US LEC Common Stock and valuation multiples for US LEC Common Stock and PAETEC Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of US LEC and PAETEC and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of US LEC and PAETEC and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed a draft dated as of August 9, 2006 of the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of US LEC or PAETEC or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of US LEC and PAETEC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of US LEC or PAETEC. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by US LEC or PAETEC, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of US LEC’s or PAETEC’s management as to the expected future financial performance of US LEC or PAETEC, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free transaction for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We are not expressing any opinion herein as to the prices at which US LEC Common Stock will trade following the announcement or at which Company Common Stock will trade following the consummation of the Merger.

In connection with the preparation of this opinion, we have not been authorized by PAETEC or the Board of Directors of PAETEC to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of PAETEC.

We are acting as financial advisor to PAETEC in connection with the Merger and will receive a fee from PAETEC for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, PAETEC has agreed to indemnify us for certain liabilities arising out of our engagement. Concurrent with the Merger, we are providing a financing commitment to PAETEC and US LEC in connection with the repurchase of all of the issued and outstanding shares of US LEC’s preferred stock, par value $.01 per share, as well as to refinance existing Paetec and US LEC indebtedness. We are currently and have, in the past, provided financial advisory and financing services to PAETEC and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. Specifically, such past services to PAETEC and its affiliates have included acting as lead arranger of the June 2006 senior credit facility of an affiliate of PAETEC in connection with a recapitalization and acting as a lender in a refinancing of the then-existing credit facility in January 2006. In addition, in the ordinary course of our business, we may actively trade US LEC Common Stock and other securities of US LEC, as well as bank debt of PAETEC, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is solely for the use and benefit of the Board of Directors of PAETEC in its evaluation of the Merger and is not on behalf of or intended to confer rights or remedies upon any other entity or persons. This opinion may not be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent. Our opinion does not address the merits of the underlying decision by PAETEC to engage in the Merger, the merits of the Merger as compared to other alternatives potentially available to PAETEC or the relative effects of any alternative transaction in which PAETEC might engage, nor does it constitute a recommendation to any shareholder as to how such shareholder

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should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of PAETEC, other than the holders of the PAETEC Common Stock.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the PAETEC Exchange Ratio is fair from a financial point of view to holders of PAETEC Common Stock.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

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ANNEX D-2

August 10, 2006

The Board of Directors

PAETEC Corp.

600 Willowbrook Office Park

Fairport, NY 14450

Gentlemen:

We have been advised that PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”) propose to enter into an Agreement and Plan of Merger [draft] dated as of August 9, 2006 (the “Merger Agreement”), among PAETEC, US LEC, WC Acquisition Holdings Corp., a wholly-owned direct subsidiary of PAETEC (“NewCo”), WC Acquisition Sub P Corp., a wholly-owned direct subsidiary of NewCo (“Merger Sub P”), and WC Acquisition Sub U Corp., a wholly-owned direct subsidiary of NewCo (“Merger Sub U”).

Pursuant to the Merger Agreement, Merger Sub P and Merger Sub U will merge, respectively, with and into PAETEC and US LEC, respectively, whereby each share of Class A Common Stock, par value $.01 per share, of PAETEC (the “PAETEC Common Stock”) will be converted into the right to receive 1.623 (the “PAETEC Exchange Ratio”) fully paid and nonassessable shares of the Common Stock, par value $.01 per share, of NewCo (the “NewCo Common Stock) and each share of Class A Common Stock, par value $.01 per share, of US LEC (the “US LEC Common Stock”) will be converted into the right to receive one fully paid and nonassessable share of NewCo Common Stock (such transactions are referred to herein individually as the “PAETEC Merger” and the “US LEC Merger,” respectively, and collectively as the “Mergers”), as a result of which the holders of PAETEC Common Stock and US LEC Common Stock will together own all of the outstanding shares of NewCo Common Stock.

We have been retained to render an opinion as to whether, on the date of such opinion, the PAETEC Exchange Ratio is fair, from a financial point of view, to PAETEC’s stockholders.

We have not been requested to opine as to, and our opinion does not in any manner address, the relative merits of the Mergers as compared to any alternative business strategy that might exist for PAETEC, the decision on whether PAETEC should complete the Mergers, and other alternatives to the Mergers that might exist for PAETEC. The financial terms and other terms of the Mergers were determined pursuant to negotiations between PAETEC, US LEC and each of their respective financial advisors, and not pursuant to our recommendations.

Mergers & Acquisitions	Fairness Opinions & Valuations	Restructuring	Capital Raising	Financial Advisory

The Board of Directors

PAETEC Corp.

August 10, 2006

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Merger Agreement;

•	Reviewed publicly available financial statements and other business and financial information relating to US LEC that we deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2005, and the Quarterly Report on Form 10-Q for the three months ended March 31, 2006;

•	Reviewed non-public financial statements and financial information relating to US LEC that we deemed relevant, including the interim financial statements for the six months ended June 30, 2006;

•	Reviewed non-public financial statements and other business and financial information relating to PAETEC that we deemed relevant, including audited financial statements for the years ended December 31, 2000 through December 31, 2005, and unaudited financial statements for the six months ended June 30, 2006;

•	Reviewed certain financial projections of PAETEC and US LEC, as prepared by PAETEC and US LEC management, respectively, and the amount and timing of the cost savings and related expenses and synergies expected to result from the Mergers (the “Expected Synergies”) prepared by management of PAETEC and US LEC;

•	Reviewed the relative multiples and equity values implied by the PAETEC Exchange Ratio;

•	Reviewed and compared the implied value of one PAETEC share before and after the Mergers;

•	Considered the historical financial results and present financial condition of PAETEC and US LEC, respectively;

•	Reviewed and compared the trading of, and the trading market for, the US LEC Common Stock with the securities of certain publicly traded companies that we deemed relevant and two market indices;

•	Reviewed and analyzed PAETEC’s and US LEC’s respective projected unlevered free cash flows and prepared a discounted cash flow analysis;

•	Reviewed and analyzed certain financial characteristics of comparable publicly-traded companies that we deemed relevant;

•	Reviewed and analyzed the financial terms, to the extent publicly available, of certain comparable transactions that we deemed relevant;

•	Reviewed the premium implied by the PAETEC Exchange Ratio and reviewed and analyzed the premiums paid in certain other transactions;

•	Discussed the strategic rationale for the Mergers with senior executives of PAETEC;

•	Reviewed and discussed with senior management and representatives of PAETEC certain financial and operating information furnished by PAETEC and US LEC, including financial forecasts and analyses, with respect to PAETEC’s and US LEC’s business and operations and the Expected Synergies; and

•	Performed such other analyses and examinations as were deemed appropriate.

The Board of Directors

PAETEC Corp.

August 10, 2006

In arriving at our opinion we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by us without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of PAETEC management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information, projections and Expected Synergies utilized, we assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of PAETEC, US LEC or NewCo under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. We have not made a physical inspection of the properties and facilities of PAETEC or US LEC and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of PAETEC and US LEC. In addition, we have not attempted to confirm whether PAETEC and US LEC have good title to their respective assets.

We assumed that the Mergers will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We assumed that the Mergers will be consummated substantially in accordance with the terms set forth in the Merger Agreement, without any further amendments thereto, and without waiver by PAETEC of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to PAETEC or its stockholders in any material respect. We have further assumed that for U.S. federal income tax purposes the PAETEC Merger, together with the US LEC Merger, shall qualify as an integrated series of transfers under Section 351 of the Internal Revenue Code of 1986, as amended.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, August 10, 2006. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Mergers, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Mergers.

Our opinion is for the use and benefit of the Board of Directors of PAETEC in connection with its consideration of the Mergers and is not intended to be and does not constitute an opinion or recommendation to any stockholder of PAETEC as to how such stockholder should vote with respect to the Mergers. We do not express any opinion as to the underlying valuation or future performance of PAETEC, US LEC or NewCo or the price at which either NewCo or US LEC’s securities might trade at any time in the future.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the PAETEC Exchange Ratio is fair, from a financial point of view, to PAETEC’s stockholders.

In connection with our services, we have previously received a retainer and will receive the balance of our fee when we notify PAETEC that we are prepared to deliver the opinion. Neither Capitalink nor its principals beneficially own any interest in PAETEC or US LEC. Capitalink has previously acted as financial advisor and issued fairness opinions to PAETEC’s Transaction Committee of its Board of Directors in connection with PAETEC’s proposed initial public offering and completed recapitalization. Fees for such services were not contingent on the completion of such transactions. Other than such opinions, Capitalink has not provided any other services to PAETEC or US LEC. In addition, PAETEC has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

The Board of Directors

PAETEC Corp.

August 10, 2006

Our opinion is for the use and benefit of the Board of Directors of PAETEC and is rendered in connection with its consideration of the Mergers and may not be used by PAETEC for any other purpose or reproduced, disseminated, quoted or referred to by PAETEC or NewCo at any time, in any manner or for any purpose, without our prior written consent, except that this opinion may be reproduced in full in, and references to the opinion and to us and our relationship with PAETEC may be included in filings made by PAETEC or NewCo with the Securities and Exchange Commission, if required by Securities and Exchange Commission rules, and in any proxy statement or similar disclosure document disseminated to shareholders if required by the Securities and Exchange Commission rules.

Very truly yours,

/s/    Capitalink, L.C.

Capitalink, L.C.

ANNEX E-1

[Deutsche Bank letterhead]

August 11, 2006

Board of Directors

US LEC Corp.

Morrocroft III, 6801 Morrison Boulevard

Charlotte, North Carolina 28211

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to US LEC Corp. (“US LEC”) in connection with the proposed combination (the “Combination”) of US LEC and PAETEC Corporation (“PAETEC”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 11, 2006 among PAETEC, US LEC, WC Acquisition Holdings Corp., a Delaware corporation and a wholly-owned direct subsidiary of PAETEC (the “Company”), WC Acquisition Sub U Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a Delaware corporation and a wholly-owned direct subsidiary of the Company (“Merger Sub P”), which provides, among other things, for the merger of Merger Sub U with and into US LEC (the “US LEC Merger”) and the merger of Merger Sub P with and into PAETEC (the “PAETEC Merger”). For purposes of this letter, the “Transaction” shall mean the Combination and the repurchase by US LEC, immediately prior to the effective time of the Combination, of all of the issued and outstanding shares of preferred stock, par value $0.01 per share, of US LEC (the “Preferred Repurchase”) pursuant to a Preferred Stock Repurchase Agreement, dated as of August 11, 2006 (the “Repurchase Agreement”). Pursuant to the Merger Agreement, US LEC and PAETEC will become wholly owned subsidiaries of the Company, each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of US LEC (“US LEC Common Stock”), other than shares of US LEC Common Stock held by US LEC or owned by PAETEC or the Company, will be converted into the right to receive 1.0 (the “US LEC Exchange Ratio”) fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Company (“Company Common Stock”), and each issued and outstanding share of Class A Common Stock, par value $.01 per share, of PAETEC (“PAETEC Common Stock”), other than shares of PAETEC Common Stock held by US LEC or owned by PAETEC or the Company, will be converted into the right to receive 1.623 (the “PAETEC Exchange Ratio”) fully paid and nonassessable shares of Company Common Stock. Prior to the effective time of the Combination, the Company shall change its name to PAETEC Holding Corp. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the Repurchase Agreement.

You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness of the consideration with respect to the Transaction, from a financial point of view, to US LEC and the holders of US LEC Common Stock.

In connection with Deutsche Bank’s role as financial advisor to US LEC, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning US LEC, certain financial and other information concerning PAETEC and certain internal analyses and other information furnished to it by PAETEC and US LEC. Deutsche Bank has also held discussions with members of the senior managements of PAETEC and US LEC regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for US LEC Common Stock, (ii) compared certain financial and stock market information for US LEC, and certain financial information for PAETEC, with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, the Repurchase Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

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Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning PAETEC or US LEC, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of PAETEC or US LEC. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by PAETEC and US LEC to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PAETEC or US LEC, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of US LEC and PAETEC contained in the Merger Agreement are true and correct, US LEC, PAETEC, the Company, Merger Sub U and Merger Sub P will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and the Repurchase Agreement and all conditions to the obligations of each of US LEC, PAETEC, the Company, Merger Sub U and Merger Sub P to complete the Combination and the Preferred Repurchase will be satisfied without any waiver thereof, and the PAETEC Merger will occur substantially simultaneously with the US LEC Merger and pursuant to the PAETEC Exchange Ratio. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the completion of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either US LEC or PAETEC is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on US LEC or PAETEC or materially reduce the contemplated benefits of the Transaction to the holders of US LEC Common Stock.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of US LEC and is not a recommendation to the stockholders of US LEC as to how such stockholder should vote with respect to the Transaction or any matter contemplated by the Merger Agreement or the Repurchase Agreement. This opinion is limited to the fairness of the consideration with respect to the Transaction, from a financial point of view, to US LEC and the holders of US LEC Common Stock, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by US LEC to engage in the Transaction. This opinion does not in any manner address the prices at which shares of US LEC Common Stock or Company Common Stock will trade after the announcement or completion of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to US LEC in connection with the Transaction, a substantial portion of which is contingent upon completion of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to US LEC and PAETEC or their affiliates for which it has received compensation, including (1) acting as sole book-running lead manager for the September 2004 issuance of US LEC’s $150 million second priority senior secured floating rate notes due 2009, (2) acting as lead arranger and joint book runner for PAETEC’s May 2006 $390 million senior secured credit facility, (3) acting as joint arranger on PAETEC’s January 2006 $125 million senior credit facility and (4) participating in an interest rate swap with PAETEC. One or more members of the DB Group have agreed to provide financing to US LEC in connection

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with the Transaction some of which funds are expected to be used to pay off existing loans made by members of the DB Group to PAETEC and to US LEC. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of US LEC for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the consideration with respect to the Transaction is fair, from a financial point of view, to US LEC and the holders of US LEC Common Stock.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

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ANNEX E-2

August 11, 2006

The Board of Directors of

US LEC Corp.

6801 Morrison Boulevard

Morrocroft III

Charlotte, NC 28211

Dear Members of the Board of Directors:

We understand that US LEC Corp. (the “Company”) currently has an equity capitalization that consists of approximately $290 million of Series A Mandatorily Redeemable Convertible Preferred Stock (the “Series A Preferred”) as well as approximately 30.751 million shares of common stock. We further understand that the Company’s common stock is publicly traded on the NASDAQ Global Market under the ticker symbol “CLEC.” Finally, we understand that the Company intends to enter into a series of transactions pursuant to which:

a) the Company shall repurchase all of the outstanding shares of its Series A Preferred (including shares paid or accrued as dividends in kind through the closing date) for a price equivalent to a $30.0 million discount from the Liquidation Value on the closing date, estimated at approximately $268.4 million as of December 31, 2006 (the “Preferred Stock Repurchase Transaction”);

b) the Company shall enter into an agreement and plan of merger with privately held PAETEC Corp. (“PAETEC”) and other newly formed entities, pursuant to which a new holding company (“Holdco”) will be formed that will have two wholly-owned subsidiaries; one of the subsidiaries will merge with and into the Company and the other subsidiary will merge with and into PAETEC (the “Merger Transaction”), and, in connection with the Merger Transaction, Holdco will issue: (i) to the Company’s stockholders one share of Holdco common stock for each share of the Company’s common stock, as may be adjusted pursuant to the Merger Agreement (the “US LEC Exchange Ratio”); and (ii) to PAETEC’s stockholders 1.622 shares of Holdco common stock for each share of PAETEC’s common stock, as may be adjusted pursuant to the Merger Agreement (the “PAETEC Exchange Ratio” and with the US LEC Exchange Ratio, the “Exchange Ratios;” (for purpose of clarity, we understand that the Exchange Ratios result in an allocation of Holdco’s common stock such that after the completion of the Merger Transaction the Company’s and PAETEC’s stockholders (including, for this purpose, all holders of options, warrants, restricted stock and other equity based interests) will hold approximately one third and approximately two thirds, respectively, of the outstanding shares of Holdco’s common stock, which we assume will be listed on the NASDAQ Global Market);

c) at the close of the Merger Transaction Holdco shall borrow approximately $800 million under its new $815 million credit facility, which Holdco shall use to fund the Preferred Stock Repurchase Transaction, repay the Company’s existing indebtedness, repay PAETEC’s existing indebtedness, and pay transaction expenses.

The Preferred Stock Repurchase Transaction, the Merger Transaction, and Holdco’s associated borrowings as set forth above are collectively referred to herein as the “Transaction.”

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You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, (i) assuming the completion of the Merger

Transaction, the consideration to be paid by the Company in connection with the Preferred Stock Repurchase

Transaction is fair to the Company from a financial point of view; and (ii) the US LEC Exchange Ratio provided for in the Merger Transaction is fair to the Company’s stockholders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed USA’s reports to shareholders on Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, and company-prepared interim financial statements for the period ended June 30, 2006, which the Company’s management has identified as being the most current financial statements available (collectively referred to herein as “USA Historical Financials”);

2. reviewed Poland’s “Annual Information Statement” for the fiscal year ended December 31, 2005, quarterly report for the period ended March 31, 2006, and company-prepared interim financial statements for the period ended June 30, 2006 which Poland’s management has identified as being the most current financial statements available (collectively referred to herein as “Poland Historical Financials”);

3. held discussions with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and held discussions with representatives of the Company’s counsel regarding the Company, the Transaction, and related matters;

4. held discussions with certain members of the management of Poland regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

5. reviewed drafts of the following agreements and documents:

•	Agreement and Plan of Merger (the “Merger Agreement”), dated August 11, 2006,

•	Deutsche Bank Proposed Financing Commitment, dated August 8, 2006,

•	Preferred Stock Repurchase Agreement dated August 1, 2006;

6. reviewed financial forecasts and projections prepared by the management of the Company for the fiscal years ended December 31, 2006 through December 31, 2011, received August 2, 2006 (“USA Projections”);

7. reviewed financial forecasts and projections prepared by the management of Poland for the fiscal years ended December 31, 2006 through December 31, 2015, entitled “Final v5” (“Poland Projections”);

8. reviewed the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by the management of Poland and the Company to result from the Transaction (the “Synergies”);

9. reviewed the historical market prices for the past two years and trading volume for the past year for the Company’s publicly traded securities and those of certain publicly traded companies which we deemed relevant;

10. reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices paid in other change of control transactions that we deemed relevant for companies in industries related to the Company’s and PAETEC’s industry;

11. reviewed the Company’s certificate regarding contingent liabilities addressed to Houlihan Lokey;

12. reviewed Poland’s presentation to Standard & Poor’s dated April 25, 2006;

13. had discussions with representatives from the Company’s financial advisor, Deutsche Bank; and

14. reviewed such other materials and conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

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We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, managements of the Company and PAETEC have advised us, and we have assumed, without independent verification, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of the Company and PAETEC, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. With respect to the publicly available financial forecasts and projections for the Company referred to above, we have reviewed and discussed such forecasts with the managements of the Company and have assumed, with your consent, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. Furthermore, upon the advice of the managements of the Company and PAETEC, we have assumed that the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and PAETEC and that the Synergies will be realized in the amounts and the time periods indicated thereby. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or PAETEC since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or PAETEC is a party (other than the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 5 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be completed in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) other than as set forth in the Merger Agreement. We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the completion of the Transaction will be obtained and that no delays, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company or PAETEC, or otherwise have an adverse effect on the Company or PAETEC or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company, PAETEC or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, PAETEC or any other party is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, PAETEC or any other party is or may be a party or is or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect

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on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company’s common stock has traded or may trade subsequent to the disclosure or completion of the Transaction. We have assumed that the common stock to be issued in the Transaction to the shareholders of the Company will be listed on the NASDAQ National Market.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Merger Transaction or any other matter.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, PAETEC and any other party that may be involved in the Transaction.

Houlihan Lokey is currently providing certain other financial advisory and investment banking services for the Company and is receiving fees for rendering such services, and we may continue to do so in the future. More specifically, Houlihan Lokey is providing certain other financial opinions to the Board of Directors of the Company in connection with the Transaction. Houlihan Lokey has provided certain financial advisory and investment banking services for PAETEC and has received fees for rendering such services. More specifically, Houlihan Lokey provided a financial opinion in connection with a recapitalization of PAETEC in 2006.

This Opinion does not address: (i) the underlying business decision of the Company, the Board of Directors of the Company, the Company’s security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company, PAETEC or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, or (vii) the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the managements of the Company and PAETEC, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, PAETEC and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, (i) assuming the completion of the Merger Transaction, the consideration to be paid by the Company in connection with the Preferred Stock Repurchase Transaction is fair to the Company from a financial point of view; and (ii) the US LEC Exchange Ratio provided for in the Merger Transaction is fair to the Company’s stockholders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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ANNEX E-3

August 11, 2006

The Board of Directors of

US LEC Corp.

6801 Morrison Boulevard

Morrocroft III

Charlotte, NC 28211

Dear Members of the Board of Directors:

We understand that US LEC Corp. (the “Company”) currently has an equity capitalization that consists of approximately $290 million of Series A Mandatorily Redeemable Convertible Preferred Stock (the “Series A Preferred”) as well as approximately 30.751 million shares of common stock. We further understand that the Company’s common stock is publicly traded on the NASDAQ Global Market under the ticker symbol “CLEC.” Finally, we understand that the Company intends to enter into a series of transactions pursuant to which:

a) the Company shall repurchase all of the outstanding shares of its Series A Preferred (including shares paid or accrued as dividends in kind through the closing date) for a price equivalent to a $30.0 million discount from the Liquidation Value on the closing date, estimated at approximately $268.4 million as of December 31, 2006 (the “Preferred Stock Repurchase Transaction”);

b) the Company shall enter into an agreement and plan of merger with privately held PAETEC Corp. (“PAETEC”) and other newly formed entities, pursuant to which a new holding company (“Holdco”) will be formed that will have two wholly-owned subsidiaries; one of the subsidiaries will merge with and into the Company and the other subsidiary will merge with and into PAETEC (the “Merger Transaction”), and, in connection with the Merger Transaction, Holdco will issue: (i) to the Company’s stockholders one share of Holdco common stock for each share of the Company’s common stock, as may be adjusted pursuant to the Merger Agreement (the “US LEC Exchange Ratio”); and (ii) to PAETEC’s stockholders 1.622 shares of Holdco common stock for each share of PAETEC’s common stock, as may be adjusted pursuant to the Merger Agreement (the “PAETEC Exchange Ratio” and with the US LEC Exchange Ratio, the “Exchange Ratios;” (for purpose of clarity, we understand that the Exchange Ratios result in an allocation of Holdco’s common stock such that after the consummation of the Merger Transaction the Company’s and PAETEC’s stockholders (including, for this purpose, all holders of options, warrants, restricted stock and other equity based interests) will hold approximately one third and approximately two thirds, respectively, of the outstanding shares of Holdco’s common stock, which we assume will be listed on the NASDAQ Global Market);

c) at the close of the Merger Transaction Holdco shall borrow approximately $800 million under its new $815 million credit facility, which Holdco shall use to fund the Preferred Stock Repurchase Transaction, repay the Company’s existing indebtedness, repay PAETEC’s existing indebtedness, and pay transaction expenses.

The Preferred Stock Repurchase Transaction, the Merger Transaction, and Holdco’s associated borrowings as set forth above are collectively referred to herein as the “Transaction.”

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to the matters set forth below. In rendering this Opinion, we have valued

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the Company and the Company’s assets, as the case may be, on a going-concern basis (including goodwill) and on a pro forma basis, immediately after and giving effect to the Preferred Stock Repurchase Transaction, but prior to giving effect to the Merger Transaction. Moreover, we have assumed, solely for purposes of this Opinion, that the Preferred Stock Repurchase Transaction is financed by the Company with additional indebtedness of approximately $268.4 million assuming a Transaction closing date of December 31, 2006. For purposes of this Opinion, “fair value” is defined as the amount at which the Company or the Company’s assets (including goodwill), as the case may be, would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “present fair saleable value” is defined as the amount that may be realized if the Company’s assets (including goodwill) are sold in their entirety with reasonable promptness in an arm’s length transaction under present market conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. For purposes of rendering this Opinion, we have used the same valuation methodologies in determining each of: (a) fair value and present fair saleable value of the Company’s assets, and (b) the value of each of the Company and the Company’s assets. The term “identified contingent liabilities” means the stated amount of contingent liabilities identified to us in writing, and valued by responsible officers of the Company, upon whom we have relied without independent verification; no other contingent liabilities have been considered. The term “stated capital” shall mean the par value, per the Company’s most recent financial statements, of the Company’s outstanding capital stock immediately after and giving effect to the Preferred Stock Repurchase Transaction, but prior to giving effect to the Merger Transaction. It is Houlihan Lokey’s understanding, upon which it is relying, that the Company’s Board of Directors and any other recipient of this Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by this Opinion, as to any legal matter or as to the sufficiency of said definitions or any other consideration set forth herein for any purpose other than setting forth the scope of Houlihan Lokey’s Opinion hereunder.

Notwithstanding the use of the defined terms “fair value” and “present fair saleable value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company or the Company’s assets, as the case may be, can currently be sold. We express no opinion as to whether the Company or the Company’s assets, as the case may be, could actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed USA’s reports to shareholders on Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, and company-prepared interim financial statements for the period ended June 30, 2006, which the Company’s management has identified as being the most current financial statements available (collectively referred to herein as “USA Historical Financials”);

2. held discussions with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and held discussions with representatives of the Company’s counsel regarding the Company, the Transaction, and related matters;

3. reviewed drafts of the following agreements and documents:

•	Agreement and Plan of Merger (the “Merger Agreement”), dated August 11, 2006,

•	Deutsche Bank Proposed Financing Commitment, dated August 8, 2006,

•	Preferred Stock Repurchase Agreement dated August 1, 2006;

4. reviewed financial forecasts and projections prepared by the management of USA for the fiscal years ended December 31, 2006 through December 31, 2011, received August 2, 2006 (“USA Projections”);

5. reviewed the historical market prices for the past two years and trading volume for the past year for the Company’s publicly traded securities and those of certain publicly traded companies which we deemed relevant;

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6. reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices paid in other change of control transactions that we deemed relevant for companies in industries related to the Company’s industry;

7. reviewed the Company’s certificate regarding contingent liabilities addressed to Houlihan Lokey;

8. had discussions with representatives from the Company’s financial advisor, Deutsche Bank; and

9. reviewed such other materials and conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, without independent verification, that the financial forecasts and projections (including the pro forma post Preferred Stock Repurchase Transaction hypothetical opening balance sheet) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of the Company and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. With respect to the publicly available financial forecasts and projections for the Company referred to above, we have reviewed and discussed such forecasts with the managements of the Company and have assumed, with your consent, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of the Company and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party (other than the Preferred Stock Repurchase Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 3 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Preferred Stock Repurchase Transaction will be satisfied without waiver thereof, and (d) the Preferred Stock Repurchase Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Preferred Stock Repurchase Transaction will be obtained and that no delays, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Preferred Stock Repurchase Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the specific assets, properties or liabilities (contingent or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any other party is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any other party is or may be a party or is or may be subject. With your consent, this Opinion makes no assumption

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concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to any aspect of the Transaction, assets, businesses or operations of the Company, or any alternatives to the Transaction, (b) negotiate the terms of any aspect of the Transaction or the financing for the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with the Preferred Stock Repurchase Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Merger Transaction or any other matter.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.

Houlihan Lokey is currently providing certain other financial advisory and investment banking services for the Company and is receiving fees for rendering such services, and we may continue to do so in the future. More specifically, Houlihan Lokey is providing certain other financial opinions to the Board of Directors of the Company in connection with the Transaction. Houlihan Lokey has provided certain financial advisory and investment banking services for PAETEC and has received fees for rendering such services. More specifically, Houlihan Lokey provided a financial opinion in connection with a recapitalization of PAETEC in 2006.

This Opinion does not address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect any aspect of the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the Company, the holders of any class of securities, creditors or other constituencies of the Company, or any other party, (iv) the relative merits of any aspect of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of any aspect of the Transaction to either the Company, its security holders, or any other party, (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in any aspect of the Transaction, or (vii) whether any security holder should vote in favor of the Merger Transaction. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of the date hereof that, assuming the Preferred Stock Repurchase Transaction has been consummated as proposed, immediately after and giving effect to the Preferred Stock Repurchase Transaction (but prior to giving effect to the Merger Transaction) and on a pro forma basis: the fair value and present fair saleable value of the Company’s assets would exceed the Company’s stated liabilities, identified contingent liabilities, and stated capital.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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ANNEX F

RESTATED CERTIFICATE OF INCORPORATION

OF

PAETEC HOLDING CORP.

Pursuant to Sections 242 and 245 of the

Delaware General Corporation Law

PAETEC Holding Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify as follows:

1. The name under which the corporation was originally incorporated was WC Acquisition Holdings Corp. The original certificate of incorporation of the corporation was filed with the office of the Secretary of State of the State of Delaware on August 8, 2006.

2. This Restated Certificate of Incorporation was duly adopted by the Board of Directors of the corporation and by the stockholders of the corporation in accordance with Sections 228, 242, and 245 of the Delaware General Corporation Law.

3. This Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the corporation, as heretofore amended or supplemented.

4. The text of the certificate of incorporation is restated in its entirety as follows:

ARTICLE I

NAME

The name of the corporation is PAETEC Holding Corp. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801, in the county of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose or purposes for which the Corporation is organized are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended (the “Delaware General Corporation Law”). The Corporation shall have all powers necessary or convenient to the conduct, promotion or attainment of such acts and activities.

ARTICLE IV

CAPITAL STOCK

The Corporation shall have the authority to issue a total of 320,000,000 shares of capital stock, each with a par value of $0.01, consisting of 300,000,000 shares of Common Stock (“Common Stock”) and 20,000,000 shares of Preferred Stock (“Preferred Stock”). Notwithstanding the provisions of Section 242(b)(2) of the

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Delaware General Corporation Law, the number of authorized shares of Common Stock and Preferred Stock may, without a class or series vote, be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of the Corporation’s outstanding capital stock entitled to vote, voting together as a single class.

ARTICLE V

COMMON STOCK

Except as required by law, all shares of Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, powers and privileges, subject to the same qualifications, limitations and restrictions. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock set forth in this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock).

ARTICLE VI

PREFERRED STOCK

Section A Preferred Stock. The Corporation is expressly authorized, subject to the rights, if any (fixed in accordance with the provisions of Section A of this Article VI), of the holders of any then outstanding shares of Preferred Stock, to issue shares of Preferred Stock from time to time in one or more series as may from time to time be determined by the Board of Directors of the Corporation (the “Board”), each of such series to be distinctly designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series may differ from those of any and all other series of Preferred Stock at any time outstanding, and the Board is hereby expressly granted authority, subject to the rights, if any (fixed in accordance with the provisions of this Section A of this Article VI), of the holders of any then outstanding shares of Preferred Stock, to fix, by resolution or resolutions adopted by the Board providing for the issuance of such series and by filing a certificate pursuant to the Delaware General Corporation Law, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of each such series, including, but without limiting the generality of the foregoing, the following:

1. The distinctive designation of, and the number of shares of Preferred Stock that shall constitute, such series, which number (except where otherwise provided by the Board in the resolution or resolutions establishing such series) may be increased (but not above the total number of shares of Preferred Stock authorized for issuance) or decreased (but not below the number of shares of such series then outstanding) from time to time by like action of the Board.

2. The rights in respect of dividends, if any, of such series of Preferred Stock, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or any other series of the same or other class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or noncumulative, and the dates at which any such dividends shall be payable.

3. The right, if any, of the holders of such series of Preferred Stock to convert such series into, or to exchange or redeem such series for, shares of any other class or classes or of any other series of the same or any other class or classes of capital stock of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion, exchange or redemption price or prices or rate or rates, any adjustments thereof, the date or dates at which such series shall be convertible, exchangeable or redeemable and all other terms and conditions of such conversion, exchange or redemption.

4. Whether or not shares of such series of Preferred Stock shall be subject to redemption, and the redemption price or prices and the times at which, and the terms and conditions on which, shares of such series of Preferred Stock may be redeemed.

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5. The rights, if any, of the holders of such series of Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or in the event of any merger or consolidation of or sale of assets by the Corporation.

6. The terms and amount of any sinking fund or redemption or purchase account, if any, to be provided for shares of such series of Preferred Stock.

7. The voting powers of the holders of such series of Preferred Stock generally or with respect to any particular matter, which may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series by itself or together with the holders of any other series of Preferred Stock or all series of Preferred Stock as a class, to elect one or more directors of the Corporation generally or under such specific circumstances and on such conditions as shall be provided in the resolution or resolutions of the Board adopted pursuant hereto, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock.

8. Any other rights, powers and preferences of shares of such series of Preferred Stock as are permitted by law.

Section B Rights of Preferred Stock.

1. After the provisions with respect to preferential dividends on any series of Preferred Stock (fixed in accordance with the provisions of Section A of this Article VI), if any, shall have been satisfied and after the Corporation shall have complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any series of Preferred Stock (fixed in accordance with the provisions of Section A of this Article VI), and subject further to any other conditions that may be fixed in accordance with the provisions of Section A of this Article VI, then and not otherwise the holders of Common Stock shall be entitled to receive such dividends, as may be declared from time to time by the Board, out of any assets legally available for the payment of dividends thereon.

2. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any (fixed in accordance with the provisions of Section A of this Article VI), to be distributed to the holders of Preferred Stock by reason thereof, the holders of Common Stock shall, subject to the additional rights, if any (fixed in accordance with the provisions of Section A of this Article VI), of the holders of any outstanding shares of Preferred Stock, be entitled to receive all of the remaining assets of the Corporation, tangible or intangible, of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

3. Except as may otherwise be required by law, and subject to the provisions of such resolution or resolutions as may be adopted by the Board pursuant to Section A of this Article VI granting the holders of one or more series of Preferred Stock exclusive or special voting powers with respect to any matter, each holder of Common Stock shall have one vote with respect to each share of Common Stock held on all matters voted upon by the stockholders, provided, however, that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation Law.

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ARTICLE VII

BYLAWS

In furtherance and not in limitation of the powers conferred upon the Board by the Delaware General Corporation Law, the Bylaws of the Corporation may be altered, amended or repealed, and new Bylaws may be made, by the affirmative vote of a majority of the directors constituting the entire Board; provided, that, until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement, dated as of August     , 2006, as amended from time to time, by and among the Corporation, US LEC Corp., PAETEC Corp., WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. (the “Merger Agreement”)], the matters provided for in Section 8 of Article III of the Bylaws of the Corporation may be altered, amended or repealed by the Board solely upon the approvals required pursuant thereto, in addition to the foregoing affirmative vote of directors. The Bylaws of the Corporation may also be altered, amended or repealed, and new Bylaws may be made, by the stockholders of the Corporation by the affirmative vote of the holders of a majority in voting power of the Corporation’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class; provided, that, until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement], the matters provided for in Section 8 of Article III of the Bylaws of the Corporation may be altered, amended or repealed by the stockholders of the Corporation solely upon the affirmative vote of the holders of at least 75% in voting power of the Corporation’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class; provided, further, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

ARTICLE VIII

BOARD OF DIRECTORS

Section A Management of Business and Affairs of the Corporation; Voting. The business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided in this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock), each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the Board.

Section B Classified Board. The Board, other than those directors elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article VI hereof, shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as the then-authorized number of directors constituting the Board permits, with the term of office of one class expiring each year. Class I directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2007, Class II directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2008, and Class III directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2009. Members of each class shall hold office until the annual meeting for the year in which their term expires and until their successors are elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected in accordance with this Article VIII to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Section C Election. The directors of the Corporation shall not be required to be elected by written ballots unless the Bylaws of the Corporation so provide.

Section D Vacancies. Except as otherwise provided by law or the Bylaws of the Corporation or fixed pursuant to Article VI hereof relating to the rights of the holders of any series of Preferred Stock to elect

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additional directors, any newly created directorship shall be filled only by the affirmative vote of the majority of the remaining directors then in office, provided that a quorum of the Board is present, and any vacancy on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director elected to fill a newly-created directorship of a class shall hold office for a term that shall coincide with the remaining term of such class, and any director elected otherwise in accordance with the preceding sentence shall hold office until the expiration of the term of office of the director whom he has replaced or until his successor is duly elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Section E Directors Elected by Holders of Preferred Stock. Notwithstanding the foregoing provisions of this Article VIII, whenever, pursuant to the provisions of Article VI hereof, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation and any Certificate of Designation applicable thereto.

Section F Number of Directors Constituting the Board. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided by law or fixed pursuant to the provisions of Article VI hereof, then upon commencement and for the duration of the period during which such right continues (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Preferred Stock, the terms of office of all such additional directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total and authorized number of directors of the Corporation shall be reduced accordingly. Except as otherwise provided by law or fixed pursuant to Article VI hereof relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors constituting the entire Board shall be not less than four (4) nor more than fifteen (15), with the then-authorized number of directors being fixed from time to time by a resolution adopted by the affirmative vote of a majority of the entire Board provided, that, until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement], the ability of the Board to increase the number of directors constituting the entire Board is subject to the approvals required pursuant to Section 8 of Article III of the Bylaws of the Corporation.

ARTICLE IX

NO ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

Except as otherwise provided for or fixed pursuant to the provisions of Article VI hereof relating to the rights of the holders of any series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board.

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ARTICLE X

DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. No modification or repeal of the provisions of this Article X shall adversely affect any right or protection of any director of the Corporation existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring prior to such modification or repeal.

ARTICLE XI

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Restated Certificate of Incorporation or the Delaware General Corporation Law, and all rights herein conferred upon stockholders are granted subject to such reservation.

*    *    *

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IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed on its behalf this [    ] day of [            ], 200  .

PAETEC HOLDING CORP.

By:
Name:
Title:

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ANNEX G

AMENDED AND RESTATED

BYLAWS

OF

PAETEC HOLDING CORP.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801, in the county of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

Section 2. Other Offices. The Corporation may also have offices at such other places both in and outside the State of Delaware as the Board of Directors may from time to time determine or as may be necessary or useful in connection with the business of the Corporation.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 1. Places of Meetings. All meetings of stockholders shall be held at such place or places in or outside of the State of Delaware as shall be designated from time to time by the Board of Directors, the Chairman of the Board, the chief executive officer or the president, and stated in the notice of meeting or waiver of notice thereof, subject to any provisions of the laws of the State of Delaware. Notwithstanding the foregoing, such persons may determine that the meeting shall not be held at any place, but may instead be held by means of remote communication.

Section 2. Annual Meetings. If required by applicable law, the Corporation shall hold a meeting of stockholders each year for the election of directors and the transaction of such other business as may properly come before the meeting at such date and time as may be designated by the Board of Directors, the Chairman of the Board, the chief executive officer or the president. Unless otherwise provided by law, the Restated Certificate of Incorporation of the Corporation (as amended from time to time and including any Certificate of Designation relating to any series of Preferred Stock, the “Restated Certificate of Incorporation”) or these Bylaws, notice of the time and place of the annual meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days prior to the date thereof.

Section 3. Special Meetings. A special meeting of the stockholders of the Corporation may be called at any time by the chief executive officer or by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the authorized number of directors (without regard to vacancies), but such special meeting may not be called by any other person or persons. Notice of the date, time, place and specific purpose or purposes for which such meeting is called shall be given to each stockholder entitled to vote thereat not less than 10 nor more than 60 days prior to the date thereof. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Voting. At all meetings of stockholders, each stockholder entitled to vote shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question, subject to any voting powers, restrictions or qualifications set forth in the Restated Certificate of Incorporation. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Section 5. Quorum; Voting. Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, at any stockholders meeting, a majority of the voting power of the shares of stock outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority of the voting power thereof, adjourn the meeting from time to time in the manner provided in Section 10 of this Article II until a quorum shall attend. When a quorum is present at any meeting, and except as set forth in the following sentence, the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon, voting together as a single class, present in person or by proxy, shall decide any question brought before such meeting unless such question is one upon which a different vote is required by express provision of the Restated Certificate of Incorporation, these Bylaws, the rules, regulations or practices of the National Association of Securities Dealers, Inc., The Nasdaq Stock Market, Inc., The New York Stock Exchange, Inc., or any other stock exchange or interdealer quotation system applicable to the Corporation or its securities (such rules, regulations or practices, “Stock Exchange Rules”), or any law or other rule or regulation applicable to the Corporation, in which case such express provision shall govern. Except as otherwise required by law or the Restated Certificate of Incorporation or any agreement of the Corporation, directors shall be elected by a plurality of the votes cast of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon. Where a separate vote by class or series or classes or series is required with respect to any matter, the holders of shares representing a majority of the voting power of the shares outstanding and entitled to vote with respect to that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. Where a separate vote by a class or series or classes or series is required with respect to any matter and a quorum is present at any such meeting, that matter shall be determined, adopted and approved by the affirmative vote (which need not be by ballot) of shares representing a majority of the voting power of the shares of such class or series or classes or series, entitled to take action with respect to that vote on that matter, who are present in person or represented by proxy, unless such question is one upon which a different vote is required by express provision of the Restated Certificate of Incorporation, these Bylaws, Stock Exchange Rules or any law or other rule or regulation applicable to the Corporation, in which case such express provision shall govern.

Section 6. Inspectors of Election; Opening and Closing the Polls. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at a meeting of stockholders and make a written report thereof. One or more persons may be designated as alternative inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 7. List of Stockholders. At least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder, shall be prepared by the secretary. Such list shall be open for examination by any stockholder, for any purpose germane to the meeting, as required by applicable law.

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If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at such meeting.

Section 8. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board of Directors may, to the extent not prohibited by law, adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting of stockholders shall have the right and authority to convene and to adjourn the meeting and to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may to the extent not prohibited by law include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, if such chairman should so determine, such chairman shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 9. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 9 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 9.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 9, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation, and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first

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made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (B) such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner, (B) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (C) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (D) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements of this Section 9 shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 9 shall also be considered timely, but only with respect to nominees for the additional directorships, if such notice shall be delivered to the secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 9 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 9. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position or positions as specified in the Corporation’s notice of meeting, if the same stockholder’s notice as is required by paragraph (a)(2) of this Section 9 with respect to an annual meeting of stockholders shall be delivered to the secretary of the Corporation at the principal executive

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offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 9 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 9 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (iii)(D) of paragraph (a)(2) of this Section 9) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 9, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 9, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 9, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 9, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9. Nothing in this Section 9 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.

Section 10. Adjournments. Any annual or special meeting of stockholders may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

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ARTICLE III

BOARD OF DIRECTORS

Section 1. Number and Qualification. The authorized number of directors that shall constitute the full Board of Directors of the Corporation shall be fixed from time to time as provided in or in the manner provided for in the Restated Certificate of Incorporation, provided, that such number shall be fixed at nine as of the effective date of these Bylaws and continuing until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement, dated as of August     , 2006, as amended from time to time, by and among the Corporation, US LEC Corp., PAETEC Corp., WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. (the “Merger Agreement”)], unless increased in accordance with Section 8 of Article III. Directors need not be stockholders of the Corporation.

Section 2. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which shall have all the powers authorized by the laws of the State of Delaware, subject to such limitations as may be provided by the Restated Certificate of Incorporation. Except as otherwise expressly provided herein, in the Restated Certificate of Incorporation or by applicable law, the vote of the majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

The Chairman of the Board, when present, shall preside at all meetings of the stockholders and of the Board of Directors.

Section 3. Compensation. The Board of Directors may from time to time by resolution authorize the payment of fees or other compensation to the directors for services as such to the Corporation, including, but not limited to, fees for attendance at all meetings of the Board of Directors or of the Executive Committee or other committees, and determine the amount of such fees and compensation. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor in amounts authorized or otherwise approved from time to time by the Board of Directors.

Section 4. Meetings and Quorum. Meetings of the Board of Directors may be held either in or outside of the State of Delaware. At all meetings of the Board of Directors, a majority of the then-authorized number of directors shall constitute a quorum. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

The first meeting of the Board of Directors after the election of directors shall be held immediately after the annual meeting of stockholders and at the same place (if any), and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at such time and place, the meeting may be held at such time and place (if any) as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Regular meetings of the Board of Directors may be held without notice at such time and at such place (if any) as shall from time to time be determined by the Board of Directors. Notice of special meetings shall be given to each director on 24 hours notice to each director personally or by a nationally recognized overnight courier, telephone, facsimile, electronic mail or other means of electronic transmission. Special meetings may be called by the Chairman of the Board, chief executive officer or president and shall be called by the president or secretary in the manner and on the notice set forth above upon the request of a majority of the authorized number of directors (without regard to vacancies).

Section 5. Committees.

(a) The Board of Directors shall appoint as standing committees, the members of which shall serve at the pleasure of the Board of Directors, an Audit Committee and a Compensation Committee. The Board of

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Directors may appoint such other committees among the directors of the Corporation as it deems necessary and appropriate for the proper conduct of the Corporation’s business and may appoint such officers, agents or employees of the Corporation to assist the committees of the Board of Directors as it deems necessary and appropriate. Meetings of committees may be called by the chairman of the committee on 24 hours notice to each committee member given personally or by a nationally recognized overnight courier, telephone, facsimile, electronic mail or other means of electronic transmission and shall be called by the chairman of the committee in like manner and on like notice on the written request of a committee member. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

(b) One or more directors of the Corporation shall be appointed to act as an Audit Committee. Members of the Audit Committee shall have such qualifications and meet such other requirements for Audit Committee service, if any, as shall be prescribed from time to time by applicable law and applicable Stock Exchange Rules. The Audit Committee shall possess and may exercise such powers and authority as may be delegated to it by the Board of Directors from time to time. Vacancies in the membership of the Audit Committee shall be filled by the Board of Directors.

(c) One or more directors of the Corporation shall be appointed to act as a Compensation Committee. Members of the Compensation Committee shall have such qualifications and meet such other requirements for Compensation Committee service, if any, as shall be prescribed from time to time by applicable law and applicable Stock Exchange Rules. The Compensation Committee shall possess and may exercise such powers and authority as may be delegated to it by the Board of Directors from time to time. Vacancies in the membership of the Compensation Committee shall be filled by the Board of Directors.

Section 6. Conference Telephone Meetings. Any one or more members of the Board of Directors or any committee thereof may participate in meetings by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 7. Action Without Meetings. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in accordance with applicable law.

Section 8. Certain Board Agreements. Notwithstanding any other provision of these Bylaws to the contrary, as of the effective date of these Bylaws, and continuing until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement]: (i) the number of Continuing PAETEC Corp. Directors and Continuing US LEC Directors (each as defined in this Section 8 of Article III) serving on the Board of Directors shall be maintained at six and three, respectively, and the ratio of Continuing PAETEC Corp. Directors to Continuing US LEC Directors serving on each committee of the Board of Directors, other than the Continuing PAETEC Corp. Directors Committee (as defined in this Section 8 of Article III) and the Continuing US LEC Directors Committee (as defined in this Section 8 of Article III), shall be maintained at two to one, respectively; (ii) there shall be constituted a committee of the Board of Directors constituted solely of the Continuing PAETEC Corp. Directors (the “Continuing PAETEC Corp. Directors Committee”) and a committee of the Board of Directors constituted solely of the Continuing US LEC Directors (the “Continuing US LEC Directors Committee”); (iii) all vacancies on the Board of Directors or on a committee thereof created by the cessation of service of a Continuing PAETEC Corp. Director for any reason shall be filled by a nominee designated to the Board of Directors by the Continuing PAETEC Corp. Directors Committee; and (iv) all vacancies on the Board of Directors or on a committee thereof created by the cessation of service of a Continuing US LEC Director for any reason shall be filled by a nominee designated to the Board of Directors by the Continuing US LEC Directors Committee. The terms “Continuing PAETEC Corp. Directors” and “Continuing US LEC Directors” shall for purposes of these Bylaws mean, respectively, the directors of PAETEC Corp. or US LEC Corp., as the case may be, who were appointed or designated to serve as directors of the Corporation as of the effective date of these Bylaws, and any other directors of the Corporation who take office after such effective

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date and prior to [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement] who are nominated or designated to the Board of Directors by the Continuing PAETEC Corp. Directors Committee or the Continuing US LEC Directors Committee, as the case may be. Until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement], any amendments to this Section 8 of Article III by the Board of Directors or an increase in the number of directors that shall constitute the full Board of Directors shall require, in addition to any other requirements provided for in the Restated Certificate of Incorporation, the approval of each of the Continuing PAETEC Corp. Directors Committee and the Continuing US LEC Directors Committee.

ARTICLE IV

OFFICERS

Section 1. Titles and Election. The officers of the Corporation shall be the president, a secretary and a treasurer, who shall initially be elected as soon as convenient by the Board of Directors and thereafter, in the absence of earlier resignations or removals, shall be elected at the first meeting of the Board of Directors following the annual meeting of stockholders or at such other date and time as the Board of Directors shall determine. Each officer shall hold office at the pleasure of the Board of Directors except as may otherwise be approved by the Board of Directors, or until such officer’s earlier resignation, removal under these Bylaws or other termination of employment. Any person may hold more than one office if the duties of such offices may be consistently performed by the same person, to the extent permitted by the laws of the State of Delaware.

The Board of Directors, in its discretion, may also at any time elect or appoint a Chairman of the Board (who shall be a director), a Vice Chairman of the Board, a chief executive officer, chief financial officer and one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as it may deem advisable, each of whom shall hold office at the pleasure of the Board of Directors, except as may otherwise be approved by the Board of Directors, or until such officer’s earlier resignation, removal or other termination of employment, and shall have such authority and shall perform such duties as shall be prescribed or determined from time to time by the Board of Directors or, if not so prescribed or determined by the Board of Directors, as the chief executive officer or the then senior executive officer may prescribe or determine. The Board of Directors may require any officer or other employee or agent to give bond for the faithful performance of duties in such form and with such sureties as the Board of Directors may require.

Section 2. Duties. Subject to such extension, limitations, and other provisions as the Board of Directors or these Bylaws may from time to time prescribe or determine, the following officers shall have the following powers and duties:

(a) Chairman of the Board. The Chairman of the Board shall (when present) preside at all meetings of the Board of Directors and stockholders, and shall ensure that all orders and resolutions of the Board of Directors and stockholders are carried into effect. The Chairman of the Board shall perform such other duties as the Board of Directors shall specify from time to time. The Chairman of the Board shall be the chief executive officer, unless the Board of Directors otherwise designates a chief executive officer. Arunas A. Chesonis is the Chairman of the Board and chief executive officer as of the effective date of these Bylaws.

(b) Vice Chairman of the Board. In the absence of the Chairman of the Board, or if no Chairman of the Board shall have been appointed, the Vice Chairman of the Board shall (when present) preside at all meetings of the Board of Directors and stockholders, and shall ensure that all orders and resolutions of the Board of Directors and stockholders are carried into effect. Among the responsibilities of the Vice Chairman of the Board shall be participation in all corporate governance-related matters. The Vice Chairman of the Board shall perform such other duties as the Board of Directors shall specify from time to time. Richard T. Aab is the Vice Chairman of the Board as of the effective date of these Bylaws.

(c) Chief Executive Officer. In the absence of the Chairman of the Board and the Vice Chairman of the Board, or if no Chairman of the Board or Vice Chairman of the Board shall have been appointed, the chief

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executive officer (when present) shall preside at all meetings of the Board of Directors (provided the chief executive officer is also a director) and stockholders, and shall ensure that all orders and resolutions of the Board of Directors and stockholders are carried into effect. The chief executive officer shall exercise the powers and authority and perform all of the duties commonly incident to such office and shall perform such other duties as the Board of Directors shall specify from time to time. The chief executive officer may execute bonds, mortgages and other contracts, under the seal of the Corporation, if required, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

(d) President. The president shall be charged with general supervision of the management and policy of the Corporation, subject to the authority of the chief executive officer. The president shall exercise the powers and authority and perform all of the duties commonly incident to such office and shall perform such other duties as the Board of Directors or the chief executive officer shall specify from time to time. The president may execute bonds, mortgages and other contracts, under the seal of the Corporation, if required, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

(e) Chief Financial Officer. The chief financial officer shall have overall responsibility and authority for the management of the financial operations of the Corporation, subject to the authority of the chief executive officer and the Board of Directors. The chief financial officer may execute bonds, mortgages and other contracts, under the seal of the Corporation, if required, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

(f) Vice President. The vice president or vice presidents shall perform such duties as may be assigned to them from time to time by the Board of Directors or by the chief executive officer if the Board of Directors does not do so. In the absence or disability of the president, the vice presidents in order of seniority may, unless otherwise determined by the Board of Directors, exercise the powers and perform the duties pertaining to the office of president, except that if one or more executive or senior vice presidents has been elected or appointed, the person holding such office in order of seniority shall exercise the powers and perform the duties of the office of president.

(g) Secretary. The secretary, or in the secretary’s absence, an assistant secretary shall keep the minutes of all meetings of stockholders and of the Board of Directors, give and serve all notices, attend to such correspondence as may be assigned to such officer, keep in safe custody the seal of the Corporation, and affix such seal to all such instruments properly executed as may require it, and shall have such other duties and powers as may be prescribed or determined from time to time by the Board of Directors or by the chief executive officer if the Board of Directors does not do so.

(h) Treasurer. The treasurer, subject to the order of the Board of Directors, shall have the care and custody of the moneys, funds, valuable papers and documents of the Corporation (other than such officer’s own bond, if any, which shall be in the custody of the chief executive officer or president), and shall have, under the supervision of the Board of Directors, all the powers and duties commonly incident to such office. The treasurer shall deposit all funds of the Corporation in such bank or banks, trust company or trust companies, or with such firm or firms doing a banking business as may be designated by the Board of Directors or by the chief executive officer or president if the Board of Directors does not do so. The treasurer may endorse for deposit or collection all checks, notes and similar instruments payable to the Corporation or to its order. The treasurer shall keep accurate books of account of the Corporation’s transactions, which shall be the property of the Corporation and, together with all of the property of the Corporation in such officer’s possession, shall be subject at all times to the inspection and control of the Board of Directors. The treasurer shall be subject in every way to the order of the Board of Directors, and shall render to the Board of Directors and the chief executive officer or president of the Corporation, whenever they may require it, an account of all transactions and of the financial condition of the Corporation. In addition to the foregoing, the treasurer shall have such duties as may be prescribed or determined from time to time by the Board of Directors or by the chief executive officer if the Board of Directors does not do so.

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(i) Delegation of Authority. The Board of Directors may at any time delegate the powers and duties of any officer for the time being to any other officer, director or employee.

ARTICLE V

RESIGNATIONS AND VACANCIES

Section 1. Resignations. Any director or officer may resign at any time by giving notice thereof to the Board of Directors, chief executive officer, the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and unless otherwise specified therein, the acceptance of any resignation shall not be necessary to make it effective.

Section 2.Vacancies.

(a) Directors. Any newly created directorship resulting from any increase in the authorized number of directors or any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall, subject to Section 8 of Article III, be filled in the manner specified in the Restated Certificate of Incorporation.

(b) Officers. The Board of Directors may at any time or from time to time fill any vacancy among the officers of the Corporation.

ARTICLE VI

CAPITAL STOCK

Section 1. Certificate of Stock. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of the Corporation’s capital stock shall be uncertificated shares. Every holder of shares represented by certificates shall be entitled to a certificate or certificates in such form as may be prescribed or authorized by the Board of Directors, duly numbered and setting forth the number and kind of shares represented thereby. Such certificates shall be signed by the Chairman of the Board, if any, or the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary. Any or all of such signatures may be in facsimile if and to the extent authorized under the laws of the State of Delaware. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate has ceased to be such officer, transfer agent or registrar before the certificate has been issued, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 2. Transfer of Stock. Shares of the capital stock of the Corporation shall be transferable only upon the books of the Corporation upon the surrender of the certificate or certificates properly assigned and endorsed for transfer. If the Corporation has a transfer agent or agents or transfer clerk and registrar of transfers acting on its behalf, the signature of any officer or representative thereof may be in facsimile. The Board of Directors may appoint a transfer agent and one or more co transfer agents and a registrar and one or more co registrars of transfer and may make or authorize the transfer agents to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.

Section 3. Record Dates. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (i) in the case of determination of stockholders

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entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be less than 10 nor more than 60 days before the date of such meeting; (ii) in the case of determination of stockholders entitled to express consent to corporate action without a meeting, shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (iii) in the case of any other action, shall not be more than 60 days prior to such other action. If no record date is fixed: (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (b) the record date for determining stockholders entitled to express consent to corporate action without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such action; and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Lost Certificates. In case of loss or mutilation or destruction of a stock certificate, a duplicate certificate may be issued upon such terms as may be determined or authorized by the Board of Directors or by the chief executive officer or president if the Board of Directors does not do so. When authorizing such issuance of a new certificate, the Board of Directors or any such officer may, as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner’s legal representative, to advertise the same in such manner as the Board of Directors or such officer shall require and/or to give the Corporation a bond or indemnity, in such sum or on such terms and conditions as the Board of Directors or such officer may direct, as indemnity against any claim that may be made against the Corporation on account of the certificate alleged to have been lost, stolen or destroyed or on account of the issuance of such new certificate or uncertificated shares.

Section 5. Stockholders of Record. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to receive notifications, to vote as such owner, and to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise may be provided by the General Corporation Law of the State of Delaware.

ARTICLE VII

FISCAL YEAR, BANK DEPOSITS, CHECKS, ETC.

Section 1. Fiscal Year. The fiscal year of the Corporation shall commence or end at such time as the Board of Directors may designate.

Section 2. Bank Deposits, Checks, Etc. The funds of the Corporation shall be deposited in the name of the Corporation or of any division thereof in such banks or trust companies in the United States or elsewhere as may be designated from time to time by the Board of Directors, or by such officer or officers as the Board of Directors may authorize to make such designations.

All checks, drafts or other orders for the withdrawal of funds from any bank account shall be signed by such person or persons as may be designated from time to time by the Board of Directors. The signatures on checks, drafts or other orders for the withdrawal of funds may be in facsimile if authorized in the designation.

ARTICLE VIII

BOOKS AND RECORDS

Section 1. Place of Keeping Books. Unless otherwise expressly required by applicable law, the books and records of the Corporation may be kept outside of the State of Delaware.

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Section 2. Examination of Books. Except as may otherwise be provided by applicable law, the Restated Certificate of Incorporation or these Bylaws, the Board of Directors shall have power to determine from time to time whether and to what extent and at what times and places and under what conditions any of the accounts, records and books of the Corporation are to be open to the inspection of any stockholder. No stockholder shall have any right to inspect any account or book or document of the Corporation except as prescribed by applicable law or authorized by express resolution of the Board of Directors.

ARTICLE IX

NOTICES

Section 1. Manner of Notice. Except as otherwise provided in these Bylaws or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Notice to directors also may be given personally or by telephone, facsimile, electronic mail or other means of electronic transmission.

Section 2. Waivers. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in a waiver of notice.

ARTICLE X

SEAL

The corporate seal of the Corporation, if any, shall be in such form as the Board of Directors shall approve. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE XI

POWERS OF ATTORNEY

The Board of Directors may authorize one or more of the officers of the Corporation to execute powers of attorney delegating to named representatives or agents the power to represent or act on behalf of the Corporation, with or without power of substitution.

In the absence of any action by the Board of Directors, the chief executive officer, president, any vice president, the secretary or the treasurer of the Corporation may execute for and on behalf of the Corporation waivers of notice of meetings of stockholders and proxies for such meetings in any company in which the Corporation may hold voting securities.

ARTICLE XII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered

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Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article XII, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors of the Corporation.

Section 2. Prepayment of Expenses. The Corporation shall, to the fullest extent permitted by applicable law, pay the reasonable expenses (including reasonable attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article XII or otherwise.

Section 3. Claims. If a claim for indemnification or advancement of expenses under this Article XII is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 4. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article XII shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, agreement, vote of stockholders or of disinterested directors, these Bylaws or otherwise.

Section 5. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity.

Section 6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article XII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of applicable law.

Section 8. Other Indemnification and Prepayment of Expenses. This Article XII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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ARTICLE XIII

AMENDMENTS

These Bylaws may be altered, amended or repealed, and new Bylaws may be made, by the affirmative vote of a majority of the directors constituting the entire Board; provided, that, until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement], the matters provided for in Section 8 of Article III of these Bylaws may be altered, amended or repealed by the Board of Directors solely upon the approval of each of the Continuing PAETEC Corp. Directors Committee and the Continuing US LEC Directors Committee, in addition to the foregoing affirmative vote of directors. These Bylaws may also be altered, amended or repealed, and new Bylaws may be made, by the stockholders of the Corporation by the affirmative vote of the holders of a majority in voting power of the Corporation’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class; provided, that, until [Insert date that is the third anniversary of the Effective Time as defined in the Merger Agreement], the matters provided for in Section 8 of Article III of these Bylaws may be altered, amended or repealed by the stockholders of the Corporation solely upon the affirmative vote of the holders of at least 75% in voting power of the Corporation’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class; provided, further, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

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The foregoing Amended and Restated Bylaws of the Corporation are dated and effective as of [                    ].

PAETEC HOLDING CORP.

By:
Name:
Title:

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ANNEX H

DELAWARE GENERAL CORPORATION LAW

SECTION 262

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the

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effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX I

PAETEC HOLDING CORP.

2006 OMNIBUS INCENTIVE PLAN

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ii

PAETEC HOLDING CORP.

2006 OMNIBUS INCENTIVE PLAN

PAETEC Holding Corp., a Delaware corporation (the “Company”), sets forth herein the terms of its 2006 Omnibus Incentive Plan (the “Plan”), as follows:

1. PURPOSE

The Plan is intended to enhance the Company’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights, performance shares, performance units and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultant or adviser currently providing services to the Company or an Affiliate shall in all cases be non-qualified stock options.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 “Affiliate” means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2 “Annual Incentive Award” means an Award made subject to attainment of performance goals (as described in Section 14) over a performance period of up to one year (the Company’s fiscal year, unless otherwise specified by the Committee).

2.3 “Award” means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, or cash award under the Plan.

2.4 “Award Agreement” means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.7 “Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8 “Committee” means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

2.9 “Company” means PAETEC Holding Corp., a Delaware corporation.

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2.10 “Corporate Transaction” means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.11 “Covered Employee” means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.12 “Disability” means the Grantee is unable to perform each of the essential duties of such Grantee’s position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee’s Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.13 “Dividend Equivalent Right” means a right, granted to a Grantee under Section 13 hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.14 “Effective Date” means [                    ], 2006, the date the Plan is approved by the Board.

2.15 “Exchange Act” means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.16 “Fair Market Value” means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, Inc. or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith in a manner consistent with Code Section 409A.

2.17 “Family Member” means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee’s household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.18 “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other later date as may be specified by the Board.

2.19 “Grantee” means a person who receives or holds an Award under the Plan.

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2.20 “Incentive Stock Option” means an “incentive stock option” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.21 “Non-qualified Stock Option” means an Option that is not an Incentive Stock Option.

2.22 “Option” means an option to purchase one or more shares of Stock pursuant to the Plan.

2.23 “Option Price” means the exercise price for each share of Stock subject to an Option.

2.24 “Other Agreement” shall have the meaning set forth in Section 15 hereof.

2.25 “Outside Director” means a member of the Board who is not an officer or employee of the Company.

2.26 “Performance Award” means a cash-based Award made subject to the attainment of performance goals (as described in Section 14) over a performance period of up to ten (10) years.

2.27 “Performance-Based Compensation” means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.28 “Performance Measures” means measures as described in Section 14 on which the performance goals are based and which are approved by the Company’s shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.29 “Performance Period” means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.30 “Performance Share” means an Award under Section 14 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.31 “Performance Unit” means an Award under Section 14 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.32 “Period of Restriction” means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Section 10.

2.33 “Plan” means this PAETEC Holding Corp. 2006 Omnibus Incentive Plan, as amended from time to time.

2.34 “Plan Year” means the fiscal year of the Company: May 1 to April 30.

2.35 “Purchase Price” means the purchase price for each share of Stock pursuant to a grant of Restricted Stock or Unrestricted Stock.

2.36 “Reporting Person” means a person who is required to file reports under Section 16(a) of the Exchange Act.

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2.37 “Restricted Stock” means shares of Stock, awarded to a Grantee pursuant to Section 10 hereof.

2.38 “SAR Exercise Price” means the per share exercise price of an SAR granted to a Grantee under Section 9 hereof.

2.39 “Securities Act” means the Securities Act of 1933, as now in effect or as hereafter amended.

2.40 “Service” means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.41 “Service Provider” means an employee of or consultant or adviser (who is a natural person) to the Company or any Subsidiary, a manager (who is a natural person) of the Company’s or a Subsidiary’s properties or affairs, or other similar service provider to or Affiliate of the Company or any Subsidiary (in each case, who is a natural person), as such persons may be designated from time to time by the Board pursuant to Section 6 hereof.

2.42 “Stock” means the common stock, par value $.01 per share, of the Company.

2.43 “Stock Appreciation Right” or “SAR” means a right granted to a Grantee under Section 9 hereof.

2.44 “Stock Unit” means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to Section 10 hereof.

2.45 “Subsidiary” means any “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code.

2.46 “Substitute Awards” means Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.47 “Termination Date” means the date upon which an Option shall terminate or expire, as set forth in Section 8.3 hereof.

2.48 “Ten Percent Stockholder” means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.49 “Unrestricted Stock” means an Award pursuant to Section 11 hereof.

3. ADMINISTRATION OF THE PLAN

3.1. Board.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board

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present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company’s certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive. As permitted by law, the Board may delegate its authority under the Plan to a member of the Board or an executive officer of the Company; provided, however, that, unless otherwise provided by resolution of the Board, only the Board or the Committee may make an Award to an executive officer of the Company and establish the number of shares of Stock that may be subject to Awards with respect to any fiscal period

3.2. Committee.

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (a) qualify as “outside directors” within the meaning of Section 162(m) of the Code, (b) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act, and (c) comply with the independence requirements of the stock exchange on which the Common Stock is listed. The Committee shall be the Compensation Committee.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3. Terms of Awards.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Awards to be made to a Grantee,

(iii) determine the number of shares of Stock to be subject to an Award,

(iv) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) prescribe the form of each Award Agreement evidencing an Award, and

(vi) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the

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foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee’s rights under such Award and no amendment or modification to an Award that would treated as a repricing under the rules of the stock exchange on which the Stock is listed shall be made without approval of the Company’s shareholders.

The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable. The grant of any Award may be made contingent upon the Grantee executing the appropriate Award Agreement.

3.4. Deferral Arrangement.

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents, or restricting deferrals to comply with hardship distribution rules affecting 401(k) plans. Any such deferrals shall be made in a manner that complies with Code Section 409A.

3.5. No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.6. Share Issuance/Book-Entry.

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry registration or issuance of one or more Stock certificates.

4. STOCK SUBJECT TO THE PLAN

Subject to adjustment as provided in Section 17 hereof, the number of shares of Stock available for issuance under the Plan shall be ten million (10,000,000). The number of shares that may be issued as Incentive Stock Options shall not exceed ten million (10,000,000). Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. If any shares covered by an Award are not purchased or are forfeited, or if an Award otherwise terminates without delivery of any Stock subject thereto, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The difference between the total shares of Stock exercised and the net shares delivered shall again be available for grant under this Plan, with the result being that only the number of shares of stock issued upon exercise of an SAR are counted against the shares available.

If the Option Price of any Option granted under the Plan, or if pursuant to Section 18.3 the withholding obligation of any Grantee with respect to an Option or other Award, is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation) or by withholding shares of Stock, the number of shares of Stock issued net of the shares of Stock tendered or withheld shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

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The number of shares of Stock reserved under this Section 4 shall be increased by the number of any shares of Stock that are repurchased by the Company with Option Proceeds (as defined herein) in respect of the exercise of an Option; provided, however, that the number of shares of Stock contributed to the number of shares of Stock reserved under this Section 4 in respect of the use of Option Proceeds for repurchase shall not be greater than the number obtained by dividing the amount of such Option Proceeds by the Fair Market Value on the date of exercise of the applicable Option. “Option Proceeds” means, with respect to an Option, the sum of (x) the Option Price paid in cash, if any, to purchase shares of Stock under such Option, plus (y) the value of all federal, state and local tax deductions to which the Company is entitled with respect to the exercise of such Option, determined using the highest Federal tax rate applicable to corporations and a blended tax rate for state and local taxes based on the jurisdictions in which the Company does business and giving effect to the deduction of state and local taxes for Federal tax purposes.

The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to Section 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company’s stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2. Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date as provided in Section 5.3.

5.3. Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made. An amendment shall be contingent on approval of the Company’s stockholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. In addition, an amendment will be contingent on approval of the Company’s stockholders if the amendment would: (i) materially increase the benefits accruing to participants under the Plan, (ii) materially increase the aggregate number of shares of Stock that may be issued under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan. No Awards shall be made after termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers and Other Persons.

Subject to this Section 6, Awards may be made under the Plan to: (i) any Service Provider to the Company or of any Affiliate, including any Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time and (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

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6.2. Successive Awards and Substitute Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein. Notwithstanding Sections 8.1 and 9.1, the Option Price of an Option or the grant price of an SAR that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the original date of grant; provided, that, the Option Price or grant price is determined in accordance with the principles of Code Section 424 and the regulations thereunder.

6.3. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act:

(i) the maximum number of shares of Stock subject to Options that can be awarded under the Plan to any person eligible for an Award under Section 6 hereof is two million (2,000,000) per calendar year except that in the case of a newly hired employee, such limit shall be three million (3,000,000) shares of Stock (in each case, subject to adjustment as provided in Section 17 hereof);

(ii) the maximum number of shares of Stock subject to SARs that can be awarded under the Plan to any person eligible for an Award under Section 6 hereof is two million (2,000,000) per calendar year except that in the case of a newly hired employee, such limit shall be three million (3,000,000) shares of Stock (in each case, subject to adjustment as provided in Section 17 hereof);

(iii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under Section 6 hereof is one million (1,000,000) per calendar year except that in the case of a newly hired employee, such limit shall be one million five hundred thousand (1,500,000) shares of Stock (in each case, subject to adjustment as provided in Section 17 hereof); and

(iv) The maximum aggregate Award of Performance Units or Performance Shares that a Participant may receive in any one Plan Year shall be one million (1,000,000) Shares or Performance Units, or equal to the value of one million (1,000,000) Shares, determined as of the date of vesting or payout, as applicable.

(v) The maximum amount that may be earned as an Annual Incentive Award or other cash Award in any calendar year by any one Grantee shall be three million dollars ($3,000,000) and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period of greater than one year by any one Grantee shall be five million dollars ($5,000,000).

The preceding limitations in this Section 6.3 are subject to adjustment as provided in Section 17 hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price.

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

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8.2. Vesting.

Subject to Sections 8.3 and 17.3 hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this Section 8.2, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

8.3. Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option (the “Termination Date”); provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

8.4. Termination of Service.

Each Award Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Option following termination of the Grantee’s Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in Section 17 hereof which results in termination of the Option.

8.6. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee’s delivery to the Company of written notice of exercise on any business day, at the Company’s principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise.

8.7. Rights of Holders of Options.

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock ) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in Section 17 hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8. Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

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8.9. Transferability of Options.

Except as provided in Section 8.10, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee’s guardian or legal representative) may exercise an Option. Except as provided in Section 8.10, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this Section 8.10, a “not for value” transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 8.10, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this Section 8.10 or by will or the laws of descent and distribution. The events of termination of Service of Section 8.4 hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in Section 8.4.

8.11. Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee’s employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

8.12. Notification of Disqualifying Disposition.

If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment and Grant Price.

An SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for an SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the date of grant. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that an SAR that is granted subsequent to the Grant Date of a related Option must have an SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2. Other Terms.

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of

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settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. SARs may not be sold, transferred, pledged, assigned, hypothecated or otherwise alienated, other than by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1. Grant of Restricted Stock or Stock Units.

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2. Restrictions.

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a “restricted period”) applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may, in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units in accordance with Section 14.1 and 14.6. Notwithstanding the foregoing, Restricted Stock and Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date. Restricted Stock and Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3. Restricted Stock Certificates.

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee’s benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4. Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5. Rights of Holders of Stock Units.

10.5.1. Voting and Dividend Rights.

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Stock, a cash payment for each

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Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

10.5.2. Creditor’s Rights.

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6. Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee’s Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

10.7. Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in Section 12 or, in the discretion of the Board, in consideration for past Services rendered to the Company or an Affiliate.

10.8. Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee’s beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered. Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of stock certificates through the use of book-entry

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

The Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions (“Unrestricted Stock”) under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

12.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

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12.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

12.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in Section 18.3.

12.4. Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock or Restricted Stock Units may be made in any other form that is consistent with applicable laws, regulations and rules.

13. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

13.1. Dividend Equivalent Rights.

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

Dividend Equivalent Rights may not be sold, transferred, pledged, assigned, hypothecated or otherwise alienated, other than by will or the laws of descent and distribution.

13.2. Termination of Service.

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee’s rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee’s termination of Service for any reason.

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14.	TERMS AND CONDITIONS OF PERFORMANCE SHARES, PERFORMANCE UNITS, PERFORMANCE AWARDS AND ANNUAL INCENTIVE AWARDS

14.1. Grant of Performance Units/Performance Shares.

Subject to the terms and provisions of this Plan, the Board, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

14.2. Value of Performance Units/Performance Shares.

Each Performance Unit shall have an initial value that is established by the Board at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Board shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Participant.

14.3. Earning of Performance Units/Performance Shares

Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

14.4. Form and Timing of Payment of Performance Units/Performance Shares.

Payment of earned Performance Units/Performance Shares shall be as determined by the Board and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Board, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

14.5. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. If and to the extent required under Code Section 162(m), any power or authority relating to an Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.6. Performance Awards or Annual Incentive Awards Granted to Designated Covered Employees.

If and to the extent that the Board determines that an Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 14.6.

14.6.1. Performance Goals Generally.

The performance goals for such Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 14.6. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by

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the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that such Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Awards. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

14.6.2. Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m).

14.6.3. Settlement of Awards; Other Terms.

Settlement of such Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards. The Committee shall specify the circumstances in which such Performance or Annual Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Awards.

14.6.4. Performance Measures.

The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) net earnings or net income;

(b) operating earnings;

(c) pretax earnings;

(e) earnings per share;

(f) share price, including growth measures and total stockholder return;

(g) earnings before interest and taxes;

(h) earnings before interest, taxes, depreciation and/or amortization;

(i) sales or revenue growth, whether in general, by type of product or service, or by type of customer;

(j) gross or operating margins;

(k) return measures, including return on assets, capital, investment, equity, sales or revenue;

(l) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

(m) productivity ratios;

(n) expense targets;

(o) market share;

(p) financial ratios as provided in credit agreements of the Company and its subsidiaries;

(q) working capital targets;

(s) completion of acquisitions of business or companies.

(t) completion of divestitures and asset sales; and

(u) any combination of any of the foregoing business criteria.

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Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate as a whole or any business unit of the Company, Subsidiary, and/or Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Section 14.

14.6.5. Evaluation of Performance.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (f) acquisitions or divestitures; and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

14.6.6. Adjustment of Performance-Based Compensation.

Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Board shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis, or any combination as the Committee determines.

14.6.7. Board Discretion.

In the event that applicable tax and/or securities laws change to permit Board discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Board shall have sole discretion to make such changes without obtaining shareholder approval provided the exercise of such discretion does not violate Code Section 409A. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 12.1.

14.7. Status of Section Awards Under Code Section 162(m).

It is the intent of the Company that Awards under Section 14.6 hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Section 14.6, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

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15. PARACHUTE LIMITATIONS

Except to the extent provided in any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate (an “Other Agreement”), if the Grantee is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock or Stock Unit held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all benefit arrangements, would cause any payment or benefit to the Grantee under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under this Plan, all Other Agreements, and all benefit arrangements would be less than the maximum after-tax amount that could be received by the Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Grantee under any Other Agreement or any benefit arrangement would cause the Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any benefit arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under this Plan be deemed to be a Parachute Payment.

16. REQUIREMENTS OF LAW

16.1. General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Specifically, in connection with the Securities Act, upon the exercise of any Option or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent

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that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1. Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company’s stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company shall, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction.

Subject to Section 17.3 hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this Section 17.2, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3. Corporate Transaction.

Subject to the exceptions set forth in the last sentence of this Section 17.3 and the last sentence of Section 17.4, upon the occurrence of a Corporate Transaction:

(i) all outstanding shares of Restricted Stock shall be deemed to have vested, and all Stock Units shall be deemed to have vested and the shares of Stock subject thereto shall be delivered, immediately prior to the occurrence of such Corporate Transaction, and

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(ii) either of the following two actions shall be taken:

(A) fifteen (15) days prior to the scheduled consummation of a Corporate Transaction, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen (15) days, or

(B) the Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, Restricted Stock, Stock Units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock or Stock Units, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to the Option or SAR (the “Award Shares”) multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price or SAR Exercise Price applicable to such Award Shares.

With respect to the Company’s establishment of an exercise window, (i) any exercise of an Option or SAR during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Corporate Transaction, the Plan and all outstanding but unexercised Options and SARs shall terminate. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders. This Section 17.3 shall not apply to any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices, in which event the Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided.

17.4. Adjustments.

Adjustments under this Section 17 related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 17.1, 17.2 and 17.3.

17.5. No Limitations on Company.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1. Disclaimer of Rights.

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation

19

or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2. Nonexclusivity of the Plan.

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3. Withholding Taxes.

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this Section 18.3 may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements. The maximum number of shares of Stock that may be withheld from any Award to satisfy any federal, state or local tax withholding requirements upon the exercise, vesting, lapse of restrictions applicable to such Award or payment of shares pursuant to such Award, as applicable, cannot exceed such number of shares having a Fair Market Value equal to the minimum statutory amount required by the Company to be withheld and paid to any such federal, state or local taxing authority with respect to such exercise, vesting, lapse of restrictions or payment of shares.

18.4. Captions.

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5. Other Provisions.

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

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18.6. Number and Gender.

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7. Severability.

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8. Governing Law.

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.9. Section 409A of the Code.

The Board intends to comply with Section 409A of the Code (“Section 409A”), or an exemption to Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

* * *

To record adoption of the Plan by the Board as of [                         ], 2006, and approval of the Plan by the stockholders on [                         ], 2006, the Company has caused its authorized officer to execute the Plan.

PAETEC HOLDING CORP.

By:
Name: Title:

21

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or administrative or investigative proceeding by reason of the fact that such person is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit or other entity, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all liability and loss suffered and all expenses reasonably incurred, including reasonable attorneys’ fees, by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of August 11, 2006, among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), PAETEC Holding Corp. (“PAETEC Holding”), WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. Included as Annex A to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

3.1.1	Certificate of Incorporation of PAETEC Holding.

3.1.2	Form of Amended and Restated Certificate of Incorporation of PAETEC Holding (to become effective as of the effective time of the mergers). Included as Annex F to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

3.2.1	Bylaws of PAETEC Holding.

3.2.2	Form of Amended and Restated Bylaws of PAETEC Holding (to become effective as of the effective time of the mergers). Included as Annex G to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

*4.1	Form of certificate representing the Common Stock, par value $.01 per share, of PAETEC Holding.

4.2.1	PAETEC Communications, Inc. Agent Incentive Plan, as amended. Filed as Exhibit 10.10 to Amendment No. 1 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-34770) (the “2000 PAETEC Registration Statement”) and incorporated herein by reference.

*4.2.2	Form of PAETEC Holding Common Stock Purchase Warrant issuable to PAETEC Warrant holders.

*4.3	Form of PAETEC Holding Common Stock Purchase Warrant issuable to US LEC Warrant holders.

*5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

*8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

*8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.

10.1	Preferred Stock Repurchase Agreement, dated as of August 11, 2006, by and among US LEC, the persons identified on the signature pages thereto as the “Bain Seller” and the “THL Sellers,” PAETEC, Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra. Included as Annex B to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

10.2	Voting Agreement, dated as of August 11, 2006, by and among PAETEC, US LEC, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC. Included as Annex C-1 to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

10.3	Voting Agreement, dated as of August 11, 2006, by and among PAETEC, US LEC, Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. Included as Annex C-2 to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

*10.4	Form of Registration Rights Agreement among PAETEC Holding and the Holders set forth on the signature pages thereof (to become effective as of the effective time of the mergers).

10.5	Commitment Letter, dated August 11, 2006, among Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIT Lending Services Corporation, and CIT Capital Securities, LLC and US LEC, PAETEC and PAETEC Communications, Inc. Filed as Exhibit 10.4 to the August 2006 US LEC Form 8-K and incorporated herein by reference.

Exhibit Number	Description

10.6.1	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between PAETEC and each of Joseph D. Ambersley, Timothy J. Bancroft, Christopher Bantoft, John Baron, Bradford M. Bono, Jeffrey L. Burke, Edward J. Butler, Jr., Arunas A. Chesonis, Richard J. Padulo, Daniel J. Venuti and Keith M. Wilson (the “2003 Senior Officer Agreement”). Filed as Exhibit 10.6 to PAETEC’s Registration Statement on Form S-1 (SEC File No. 333-124258) (the “2005 PAETEC Registration Statement”) and incorporated herein by reference.

10.6.2	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of December 30, 2005, between PAETEC and each of Mario DeRiggi and Sharon LaMantia (the “2005 Senior Officer Agreement”).

10.6.3	Form of Amendment to the 2003 Senior Officer Agreement and the 2005 Senior Officer Agreement.

*10.7	Letter Agreement by and between US LEC and Aaron D. Cowell.

*10.8	Letter Agreement by and between US LEC and J. Lyle Patrick.

10.9.1	Form of PAETEC Corp. 1998 Incentive Compensation Plan, as amended. Filed as Exhibit 10.7.1 to Amendment No. 2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.9.2	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Sales Representatives. Filed as Exhibit 10.21.2 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.3	Form of 1998 Incentive Compensation Plan Incentive Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.3 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.4	Form of 1998 Incentive Compensation Plan Incentive Stock Option for Directors and Officers (with non-competition provisions). Filed as Exhibit 10.21.4 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.5	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Administrative Employees. Filed as Exhibit 10.21.5 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.9.6	Form of 1998 Incentive Compensation Plan Nonqualified Stock Option Agreement for Directors and Officers. Filed as Exhibit 10.21.6 to Amendment No. 1 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.10.1	PAETEC Corp. 2001 Stock Option and Incentive Plan.

10.10.2	2004 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.2 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.10.3	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement. Filed as Exhibit 10.8.3 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.10.4	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors. Filed as Exhibit 10.8.4 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.10.5	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Annual Agreement). Filed as Exhibit 10.8.5 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

Exhibit Number	Description
10.10.6	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Initial Grant). Filed as Exhibit 10.8.6 to Amendment No. 3 to the 2005 PAETEC Registration Statement and incorporated herein by reference.

10.10.7	Form of 2001 Stock Option and Incentive Plan Restricted Stock Unit Agreement.

10.11.1	PAETEC Corp. Executive Incentive Plan, as amended and restated.

10.11.2	Form of Executive Incentive Plan Class A Stock Unit Agreement.

10.12.1	Form of US LEC 1998 Omnibus Stock Plan, as amended. Filed as Exhibit (d) to US LEC’s Schedule TO filed February 23, 2006 and incorporated herein by reference.

10.12.2	Form of Non-Qualified Stock Option Agreement (for a Director who is not an Employee) under the US LEC 1998 Omnibus Stock Plan.

10.12.3	Form of Incentive Stock Option Agreement under the US LEC 1998 Omnibus Stock Plan.

10.12.4	Form of Non-Qualified Stock Option Agreement under the 1998 Omnibus Stock Plan.

10.13	Form of PAETEC Holding Corp. 2006 Omnibus Incentive Plan. Included as Annex I to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement.

10.14	Nonqualified Stock Option Agreement, dated as of January 13, 2000, between PAETEC and James A. Kofalt. Filed as Exhibit 10.30 to Amendment No. 3 to the 2000 PAETEC Registration Statement and incorporated herein by reference.

10.15	US LEC Corp. Retention and Severance Plan. Filed as Exhibit 10.5 to the August 2006 US LEC Form 8-K and incorporated herein by reference.

10.16	Consulting Agreement dated, as of February 7, 2002, by and between US LEC and Tansukh V. Ganatra. Filed as Exhibit 10.8 to US LEC’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

**10.17	Settlement Agreement and General Release between Sprint Communications Company L.P., on behalf of itself and all parent, subsidiary and affiliated corporations, excluding the business of the Sprint local telecommunications division operations, and US LEC, and all of its affiliates or subsidiaries. Filed as Exhibit 10.1 to US LEC’s Quarterly Report on Form 10-Q (SEC File No.0-24061) for the period ended March 31, 2006 (the “2006 US LEC Form 10-Q”) and incorporated herein by reference.

**10.18	Settlement Agreement between MCI, LLC (formerly known as MCI, Inc.) and all of its subsidiaries, and US LEC and all of its affiliates or subsidiaries. Filed as Exhibit 10.2 to the 2006 US LEC Form 10-Q and incorporated herein by reference.

***10.19	Release and Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation and US LEC Corp., US LEC Communications Inc., US LEC of Alabama Inc., US LEC of Florida Inc., US LEC of Georgia Inc., US LEC of Maryland Inc., US LEC of North Carolina Inc., US LEC of South Carolina Inc., US LEC of Pennsylvania Inc., US LEC of Tennessee Inc. and US LEC of Virginia LLC.

***10.20	Intrastate Wireless-Originated 8YY Services Settlement Agreement, dated as of August 4, 2006, by and between Qwest Communications Corporation, on behalf of itself and all parent, subsidiary and affiliated corporations, and US LEC, and all of its affiliates or subsidiaries.

***10.21	Wholesale Services Agreement, dated August 4, 2006, between Qwest Communications Corporation and US LEC and its subsidiaries.

10.22	Indemnity Agreement, dated August 6, 2001, by and among US LEC, Metacomm, LLC, RTA Associates, LLC, Richard T. Aab and Joyce M. Aab. Filed as Exhibit 10.6 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

Exhibit Number	Description
10.23	Indemnity Agreement dated August 6, 2001, by and among US LEC, Tansukh V. Ganatra, Sarlaben T. Ganatra, Rajesh T. Ganatra and Super STAR Associates Limited Partnership. Filed as Exhibit 10.5 to US LEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

21.1	Subsidiaries of PAETEC Holding.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of PAETEC.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, regarding the financial statements of US LEC.

*23.3	Consent of Hogan & Hartson L.L.P.

*23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.

24.1	Power of Attorney (included on signature page).

99.1	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.2	Consent of Capitalink, L.C.

99.3	Consent of Deutsche Bank Securities Inc.

99.4	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

99.5	Consent of James A. Kofalt to be named as a director nominee.

99.6	Consent of Michael C. Mac Donald to be named as a director nominee.

99.7	Consent of William R. McDermott to be named as a director nominee.

99.8	Consent of Mark Zupan to be named as a director nominee.

99.9	Consent of Tansukh V. Ganatra to be named as a director nominee.

99.10	Consent of Arunas A. Chesonis to be named as a director nominee.

99.11	Consent of Richard T. Aab to be named as a director nominee.

99.12	Form of PAETEC Corp. proxy card.

99.13	Form of US LEC Corp. proxy card.

*	To be filed by amendment.
**	Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the SEC without such text pursuant to the Application of US LEC Corp. Requesting Confidential Treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
***	Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Secretary of the SEC without such text pursuant to the Application of US LEC Corp. Requesting Confidential Treatment pursuant to Rule 406 under the Securities Act of 1933.

(b) Financial Statement Schedules

The following consolidated financial statement schedules and related reports of PAETEC Corp. and US LEC Corp. are filed herewith:

Schedule II—Valuation and Qualifying Accounts and Reserves of each of PAETEC Corp. and US LEC Corp. are included below. All other schedules have been omitted as they are not required under the related instructions, are inapplicable, or because the information required is included in the appplicable consolidated financial statements or related notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

PAETEC Corp.

Fairport, New York

We have audited the consolidated financial statements of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated March 14, 2006; such financial statements and report are included elsewhere in this Form S-4. Our audits also included the consolidated financial statement schedule of the Company included in Item 21 of this Form S-4. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    DELOITTE & TOUCHE LLP

Rochester, New York

March 14, 2006

PAETEC Corp. and Subsidiaries

Valuation and Qualifying Accounts (In Thousands)

	Balance at Beginning of Year	Additions/ (Reductions) Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2003

Allowance for doubtful accounts	$7,339	$3,014	$3,822	$6,531
Valuation allowance for deferred income tax assets	$74,696	$(11,649)	$—	$63,047

Year Ended December 31, 2004

Allowance for doubtful accounts	$6,531	$1,487	$1,557	$6,461
Valuation allowance for deferred income tax assets	$63,047	$(59,544)	$—	$3,503

Year Ended December 31, 2005

Allowance for doubtful accounts	$6,461	$2,584	$2,710	$6,335
Valuation allowance for deferred income tax assets	$3,503	$424	$829	$3,098

To the Board of Directors and Stockholders

US LEC Corp.

Charlotte, North Carolina

We have audited the consolidated financial statements of US LEC Corp. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated March 3, 2006; such financial statements and report are included elsewhere in this Form S-4. Our audits also included the consolidated financial statement schedule of the Company included in Item 21 of this Form S-4. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    DELOITTE & TOUCHE LLP

Charlotte, North Carolina

March 3, 2006

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

US LEC Corp. (IN THOUSANDS)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Allowance against accounts receivable
Year ended December 31, 2005	$10,137	$28,116	(4)			$27,904	(4)	$10,349
Year ended December 31, 2004	$10,998	$7,270		$417	(3)	$8,548		$10,137
Year ended December 31, 2003	$23,180	$523	(1)	$390	(2)	$13,095		$10,998

Allowance against deferred tax assets
Year ended December 31, 2005	$94,312	$14,683		$—		$—		$108,995
Year ended December 31, 2004	$85,695	$8,617		$—		$—		$94,312
Year ended December 31, 2003	$79,689	$6,006		$—		$—		$85,695

(1)	Includes $5,867 recovery for doubtful accounts related to WorldCom.
(2)	Represents allowance for doubtful accounts related to the accounts receivable purchased from Fastnet on December 15, 2003.
(3)	Represents allowance for doubtful accounts related to the accounts receivable purchased from StarNet on November 10, 2004.
(4)	Contains $22,893 included in charge related to carrier access disputes.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on November 9, 2006.

PAETEC Holding Corp.

By:	/S/ ARUNAS A. CHESONIS
Arunas A. Chesonis Chairman and Chief Executive Officer (Duly Authorized Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Arunas A. Chesonis, Daniel J. Venuti and Keith M. Wilson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/S/ ARUNAS A. CHESONIS Arunas A. Chesonis	Chairman and Chief Executive Officer (Principal Executive Officer)	November 9, 2006

/S/ KEITH M. WILSON Keith M. Wilson	Director and Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 9, 2006

/S/ TIMOTHY J. BANCROFT Timothy J. Bancroft	Executive Vice President and Treasurer (Principal Accounting Officer)	November 9, 2006